  As filed with the Securities and Exchange Commission on June 21, 1999.

                                                     Registration No. 333-61057
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                            Amendment No. 5 to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                               ----------------
                        ZENITH ELECTRONICS CORPORATION
            (Exact name of registrant as specified in its charter)
          Delaware                      3651                   36-1996520
      (State or other            (Primary Standard          (I.R.S. Employer
      jurisdiction of                Industrial           Identification No.)
      incorporation or         Classification Number)
       organization)           ----------------
                             1000 Milwaukee Avenue
                         Glenview, Illinois 60025-2493
                           Telephone: (847) 391-7000
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
                               ----------------
                               Edward J. McNulty
                             1000 Milwaukee Avenue
                         Glenview, Illinois 60025-2493
                           Telephone: (847) 391-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                  Copies to:
             Richard F. Vitkus                     James H.M. Sprayregen
       Zenith Electronics Corporation                Kirkland & Ellis
           1000 Milwaukee Avenue                  200 East Randolph Drive
       Glenview, Illinois 60025-2493              Chicago, Illinois 60601
               (847) 391-7000                         (312) 861-2000
                               ----------------
  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
  If any securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                               ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This Prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 21, 1999

                            DISCLOSURE STATEMENT AND
                PROXY STATEMENT-PROSPECTUS FOR THE SOLICITATION
             OF VOTES FOR THE PREPACKAGED PLAN OF REORGANIZATION OF

                         ZENITH ELECTRONICS CORPORATION

  Zenith Electronics Corporation ("Zenith" or the "Company"), upon the terms and subject to the conditions set forth in this Disclosure Statement and Proxy Statement-Prospectus (the "Disclosure Statement") and the accompanying forms of Ballot or Master Ballot, hereby solicits from each holder of Impaired Claims as
of the close of business on             , 1999 (the "Voting Record Date")
acceptance of a prepackaged plan of reorganization (the "Prepackaged Plan") under chapter 11 of Title 11 of the United States Code, as amended (the "Bankruptcy Code").

  The Prepackaged Plan provides, among other things, that as of the date the Prepackaged Plan becomes effective (the "Effective Date"), holders of the Company's 6 1/4% Convertible Subordinated Debentures due 2011 having an aggregate principal amount outstanding of $103.5 million (the "Old Subordinated Debentures"), issued under the Indenture dated as of April 1, 1986 between the Company and State Street Bank & Trust Company, as trustee (the "Old Subordinated Debenture Indenture"), shall receive a pro rata distribution of $50 million of new 8.19% Senior Debentures due 2009 (the "New Debentures"). In the event that holders of the Old Subordinated Debentures do not approve the Prepackaged Plan, however, the Prepackaged Plan provides for a "cram down" mechanism with respect to the Class composed of the holders of the Old Subordinated Debentures. If such a "cram down" is approved by the Bankruptcy Court, holders of the Old Subordinated Debenture Claims would receive no distribution and retain no property. While the Company believes this treatment is permissible under the Bankruptcy Code, certain case law exists that may permit a contrary conclusion. In addition, under the Prepackaged Plan, all Equity Interests, including the Company's common stock, will be cancelled and the holders thereof will receive no distributions and retain no property on account of such interests. Confirmation of the Prepackaged Plan pursuant to section 1129 of the Bankruptcy Code ("Confirmation") is subject to judicial approval of this solicitation and the terms of the Prepackaged Plan including, as necessary, under the "cram down" provisions of the Bankruptcy Code.

  In connection with the financial restructuring contemplated by the Prepackaged Plan (the "Financial Restructuring"), the Company is implementing an operational restructuring plan (the "Operational Restructuring," and together with the Financial Restructuring, the "Restructuring") which is designed to leverage the Company's brand, distribution and technology strengths, and which includes reducing costs, outsourcing substantially all components and products, selling certain assets and capitalizing on the Company's patented digital television technologies, all as more fully described in this Disclosure Statement.

  The Company believes that Confirmation of the Prepackaged Plan is necessary for successful completion of the Operational Restructuring. There can be no assurance, however, that the Company will be able to consummate the Financial Restructuring or the Operational Restructuring. If the Prepackaged Plan is not confirmed, holders of claims (as defined in section 101(5) of the Bankruptcy
Code) ("Claims") against the Company would likely receive less than they would receive pursuant to the Prepackaged Plan and in the case of the holders of the Old Subordinated Debentures, would likely receive no distribution and retain no property. The holders of Equity Interests would receive no distribution and retain no property under any circumstances. See "RISK FACTORS."
                                                        (continued on next page)

  For a discussion of certain factors that should be considered in connection with a vote on the Prepackaged Plan, see "Risk Factors" beginning on page 30. For an index to the capitalized terms used in this Proxy Statement-Prospectus, see "Index to Defined Terms" beginning on page 212.

                                  -----------

  THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED PLAN IS 5:00 PM., NEW
YORK CITY TIME, ON                   , 1999, UNLESS EXTENDED.

                           The Solicitation Agent is:
                            Georgeson & Company Inc.

          The date of this Disclosure Statement is            , 1999.

(cover page continued)

  DURING THE PENDENCY OF THE BANKRUPTCY CASE THAT WILL BE FILED IN CONNECTION WITH THE RESTRUCTURING, THE COMPANY INTENDS TO OPERATE ITS BUSINESS IN THE ORDINARY COURSE AND TO MAKE PAYMENT IN FULL ON A TIMELY BASIS TO ALL OF ITS GENERAL UNSECURED CREDITORS, INCLUDING ALL TRADE CREDITORS, CUSTOMERS, LESSORS AND EMPLOYEES FOR ALL AMOUNTS DUE PRIOR TO AND DURING THE BANKRUPTCY CASE.


   Members of a committee of holders of Old Subordinated Debentures (the "Debenture Committee") have entered into an agreement with the Company pursuant to which they have agreed to vote for and support the Prepackaged Plan. The members of the Debenture Committee have informed the Company that they collectively hold or control over 50% of the outstanding principal amount of the Old Subordinated Debentures. The members of the Debenture Committee are Loomis Sayles & Company, L.P., Mariner Investment Group and Caspian Capital Partners L.L.P. The Debenture Committee has retained Crossroads Capital Partners LLC as its financial advisor and Hebb & Gitlin as its legal advisor. See "SPECIAL FACTORS--Debenture Committee."

   LG Electronics Inc., a corporation organized under the laws of the Republic of Korea, ("LGE") has entered into an agreement with the Company (as amended and restated, the "Restructuring Agreement") pursuant to which it has agreed to vote for the Prepackaged Plan. LGE holds all of the LGE Claims. See "SPECIAL FACTORS--The Restructuring Agreement."


  Pursuant to the Restructuring Agreement, under the Prepackaged Plan, LGE will receive a promissory note issued by the Company (the "LGE New Restructured Senior Note"), the principal amount of which is projected to be approximately $135.1 million assuming an Effective Date of July 31, 1999, and certain property, plant and equipment owned by Zenith's subsidiaries located in Reynosa, Tamaulipas, Mexico (the "Reynosa Assets") having an appraised value of approximately $32.4 million in satisfaction of the following Claims against the Company held by LGE: (i) the LGE Leveraged Lease Claims, (ii) the LGE Technical Services Claims and (iii) that portion of the LGE Reimbursement Claims and the LGE Demand Loan Claims not classified as LGE Tranche B Claims (collectively, the "LGE Tranche A Claims"). The appraisals relating to the value of the Reynosa Assets should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report. If for any reason the Reynosa Assets are not transferred to LGE, LGE and Zenith expect to enter into a management or lease agreement on mutually satisfactory terms pursuant to which LGE will operate the Reynosa facility on behalf of, or lease the Reynosa facility from, the Company and the principal amount of the LGE New Restructured Senior Note would be increased by approximately $32.4 million (the amount of Claims that would have been exchanged for the Reynosa Assets).

  In addition, pursuant to the Restructuring Agreement and under the Prepackaged Plan, LGE will receive 1,000 shares of common stock, par value $0.01 per share (the "New Common Stock") of the reorganized corporation ("New Zenith"), representing 100% of the New Common Stock outstanding following the Effective Date, in satisfaction of $200 million of Claims held by LGE against the Company. The Claims held by LGE that will be converted into 100% of the New Common Stock are comprised of the following Claims, which will not exceed $200 million in the aggregate: (i) the LGE Extended Payables Claims, not to exceed $140 million; (ii) the LGE Reimbursement Claims, not to exceed $50 million;
(iii) the LGE Guarantee Fee Claims; and (iv) the LGE Demand Loan Claims in an amount (if any) sufficient when aggregated with the amounts described in clauses (i) through (iii) to equal $200 million (collectively, the "LGE Tranche B Claims"). LGE Tranche A Claims and LGE Tranche B Claims are collectively referred to herein as the "LGE Claims."

  Finally, pursuant to the Restructuring Agreement, interest accruing on the LGE Leveraged Lease Claims and the LGE Reimbursement Claims is required to be paid at or prior to the Consummation of the Prepackaged Plan. As of April 3, 1999, approximately $7.7 million of interest had accrued on the LGE Leveraged Lease Claims and approximately $5.1 million of interest had accrued on the LGE Reimbursement Claims. Such accrued interest on the LGE Leveraged Lease Claims and LGE Reimbursement Claims, as well as any other Claims held by LGE not included in the LGE Claims (such as rental obligations, miscellaneous vendor payables, certain licensing fees and other similar obligations incurred in the ordinary course), will be classified and treated as General Unsecured Claims under the Prepackaged Plan.

  For a description of LGE's additional financial support and relationships with the Company, see "SPECIAL FACTORS--Events Leading to the Restructuring" and "CERTAIN TRANSACTIONS."

  Under the terms of the Prepackaged Plan, on the Effective Date, all of the shares of common stock, par value $1.00 per share, of the Company (the "Old Common Stock"), including the 38,315,000 shares of Old Common Stock (which represents approximately 55.3% of the Old Common Stock including vested but unexercised options) held by LGE, together with all outstanding options, warrants or rights to acquire shares of common stock (together with the Old Common Stock, "Equity Interests") will be cancelled and the holders thereof will receive no distribution and retain no property on account of such Equity Interests upon the occurrence of the Effective Date ("Consummation") of the Prepackaged Plan.

  The Company will not hold a creditors' or shareholders' meeting to vote on the Prepackaged Plan. Rather, the Company is soliciting acceptances of the Prepackaged Plan by means of Ballots and Master Ballots (the "Solicitation"). Any entity that is the beneficial owner of a Claim and is entitled to vote with respect to the Prepackaged Plan should complete, sign and return the applicable Ballot or Master Ballot in accordance with the instructions set forth in this Disclosure Statement. See "SOLICITATION; VOTING PROCEDURES."

  Under the Prepackaged Plan, all Claims and Equity Interests have been placed in various classes, based on the nature and priority of the Claim or Equity Interest. Each Class is either impaired or unimpaired under the Prepackaged Plan. See "SUMMARY--The Prepackaged Plan" and "THE PREPACKAGED PLAN." Each Class of Unimpaired Claims is conclusively presumed to have accepted the Prepackaged Plan under the Bankruptcy Code. Accordingly, acceptances of the Prepackaged Plan are being solicited only from holders of Impaired Claims. A Class of Impaired Claims will have accepted the Prepackaged Plan if the Prepackaged Plan is accepted by creditors that hold at least two-thirds in dollar amount and a majority in number of the Claims of holders in that Class who cast Ballots or Master Ballots. Only those holders who vote to accept or reject the Prepackaged Plan will be counted for purposes of determining acceptance or rejection of the Prepackaged Plan. Therefore, the Prepackaged Plan could be accepted by any Class of Impaired Claims with the affirmative vote of significantly less than two-thirds in dollar amount and a majority in number of Claims in a Class. The Prepackaged Plan also provides that all of the Equity Interests of the Company, including the Old Common Stock (including those held by LGE) will be cancelled. The holders of Equity Interests, including holders of Old Common Stock, will receive no distributions and retain no property pursuant to the Prepackaged Plan, and are therefore deemed to have rejected the Prepackaged Plan. The Bankruptcy Court may nevertheless confirm the Prepackaged Plan at the Company's request if at least one Class of Impaired Claims has accepted the Prepackaged Plan (with such acceptance determined without including the acceptance of any "insider" in such Class).

  In deciding whether to vote in favor of the Prepackaged Plan, holders of Claims should carefully consider the type, amount and terms of the securities and other treatment being offered, as well as certain risk factors. See "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring" and "RISK FACTORS."

  THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE") HAS UNANIMOUSLY RECOMMENDED TO THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), AND THE BOARD HAS APPROVED, THE RESTRUCTURING AGREEMENT AND THE PREPACKAGED PLAN. THE BOARD RECOMMENDS THAT ALL HOLDERS OF IMPAIRED CLAIMS VOTE TO ACCEPT THE PREPACKAGED PLAN. THE SPECIAL COMMITTEE IS COMPOSED OF FOUR DIRECTORS OF THE COMPANY WHO ARE NOT OFFICERS OR DIRECTORS OF LGE OR CURRENT OFFICERS OF THE COMPANY.

ONE MEMBER OF THE SPECIAL COMMITTEE IS A FORMER OFFICER OF THE COMPANY, AND ONE MEMBER OF THE SPECIAL COMMITTEE WAS ORIGINALLY DESIGNATED BY LGE AS A DIRECTOR IN 1995. LGE HAS VOTED TO RE-ELECT EACH OF THE MEMBERS OF THE SPECIAL COMMITTEE TO THE BOARD SINCE 1995.

  AT ALL TIMES, THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION NOT TO FILE THE PREPACKAGED PLAN, OR, IF IT FILES THE PREPACKAGED PLAN, TO WITHDRAW THE PREPACKAGED PLAN AT ANY TIME PRIOR TO CONFIRMATION, IN WHICH CASE THE PREPACKAGED PLAN WILL BE DEEMED TO BE NULL AND VOID.

  The New Debentures will not be listed on any exchange. There can be no assurance that an active trading market will develop. There can be no assurance as to the price at which the New Debentures will trade.

                               ----------------

  NEITHER THIS TRANSACTION NOR THESE SECURITIES NOR THE PREPACKAGED PLAN HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  SINCE NO BANKRUPTCY CASE HAS BEEN FILED, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY ANY BANKRUPTCY COURT. HOWEVER, IF THE PREPACKAGED CHAPTER 11 CASE IS COMMENCED, THE COMPANY INTENDS TO PROMPTLY SEEK AN ORDER FROM THE BANKRUPTCY COURT THAT THE SOLICITATION OF VOTES FOR THE PREPACKAGED PLAN BY MEANS OF THIS DISCLOSURE STATEMENT WAS IN COMPLIANCE WITH THE BANKRUPTCY CODE.

                               ----------------

  This Disclosure Statement is first being mailed to holders of Claims and
Equity Interests on                , 1999.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Financial Restructuring. As permitted by the rules and regulations of the Commission, this Disclosure Statement omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof and the exhibits thereto. Statements contained in this Disclosure Statement as to the terms of any contract or other documents are not necessarily complete, and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports and other information with the Commission. Such reports and other information filed with the Commission, as well as the Registration Statement, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Historically, the Old Common Stock was listed on the New York, Chicago, Basel, Geneva and Zurich, Switzerland Stock Exchanges and the Old Subordinated Debentures were listed on the New York Stock Exchange. On May 22, 1998, the New York Stock Exchange suspended trading of both the Old Common Stock and the Old Subordinated Debentures. The Company believes that the Old Common Stock continues to be traded in the over-the-counter market. Reports, proxy statements and other information with respect to the Company for the periods prior to May 1998 are available for inspection at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, Inc., One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

  No person has been authorized to give any information or make any representation not contained in this Disclosure Statement and, if given or made, such information or representation must not be relied upon. This Disclosure Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Disclosure Statement nor the distribution of any securities hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or in the information contained herein since the date hereof.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  Certain statements in this Disclosure Statement are forward-looking statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Forward-looking statements include, among others, statements regarding the ability of the Company to successfully complete the Operational Restructuring and achieve the Business Plan Projections and the projected or assumed future operations and financial results of the Company. Factors that may cause actual results of the Company to differ from future results expressed or implied by forward-looking statements include, among others, the following: general economic and business conditions, both in the United States and other countries in which the Company sells its products and from which the Company obtains supplies; the effect of competition in the markets served by the Company; the risks described under the caption "RISK FACTORS"; the ability of the Company to obtain confirmation of the Prepackaged Plan; and the ability of the Company to successfully implement the Restructuring and achieve the Business Plan Projections. Given these uncertainties, holders of Impaired Claims are cautioned not to place undue reliance on any forward-looking statements in determining whether to vote to accept or reject the Prepackaged Plan.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
AVAILABLE INFORMATION.....................................................   v
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................  vi
SUMMARY...................................................................   1
  The Company.............................................................   1
  LGE Claims..............................................................   2
  The Prepackaged Plan....................................................   4
  Special Factors.........................................................  10
  The Prepackaged Proceeding; Classification and Impairment of Creditors..  15
  Historical and Pro Forma Capitalization.................................  19
  Business Plan Projections...............................................  20
  Comparison of the Old Subordinated Debentures to the New Debentures.....  24
  Voting Procedures.......................................................  25
  U.S. Federal Income Tax Matters.........................................  28
  Risk Factors............................................................  29
RISK FACTORS..............................................................  30
  Recent Operating Results, Independent Auditor's Report and High
   Leverage...............................................................  30
  Certain Risks Relating to the Business Plan Projections.................  30
  Risks Associated with Proposed Operational Restructuring................  34
  Legal Proceedings.......................................................  41
  Conditions in the Restructuring Agreement and Lock-Up Agreement.........  42
  Financing Agreement Restrictions........................................  42
  Events of Default; Risk of Acceleration or Termination..................  43
  Control by LGE..........................................................  43
  Certain Bankruptcy Considerations.......................................  44
  Readiness for the Year 2000.............................................  47
  Dependence on Patents and Proprietary Technology........................  48
SPECIAL FACTORS...........................................................  49
  Events Leading to the Restructuring.....................................  49
  Debenture Committee.....................................................  60
  Purposes and Effects of the Financial Restructuring.....................  62
  LGE Agreements Related to Common Stock..................................  63
  Alternatives to Confirmation and Consummation of the Prepackaged Plan...  63
  Going Private Transaction...............................................  64
  Recommendation of the Board.............................................  65
  LGE's Position Regarding the Financial Restructuring....................  68
  Liquidation and Going Concern Analyses..................................  69
  The Restructuring Agreement.............................................  78
  Amendments to Certificate of Incorporation and By-Laws..................  83
  Interests of Certain Persons in the Financial Restructuring; Conflicts
   of Interest............................................................  83
  Liquidity Pending Consummation of the Restructuring.....................  87
  Dissenters' Rights......................................................  87
THE PREPACKAGED PLAN......................................................  88
  General.................................................................  88
  Classification of Claims and Equity Interests under the Prepackaged
   Plan...................................................................  89
  Summary of Treatment Under the Prepackaged Plan.........................  91
  Summary of Other Provisions of the Prepackaged Plan.....................  94
  Conditions to Confirmation/Consummation................................. 101
  Effect of Consummation of the Prepackaged Plan.......................... 101

                                                                           Page
                                                                           ----
  Modification of the Prepackaged Plan.................................... 102
  Intended Actions During the Prepackaged Chapter 11 Case................. 102
  Confirmation Standards.................................................. 104
  Confirmation of the Prepackaged Plan Without Acceptance by All Classes
   of Impaired Claims..................................................... 105
  Certain Consequences of Non-Acceptance of the Prepackaged Plan.......... 106
OPERATIONAL RESTRUCTURING................................................. 107
MARKET PRICES OF THE OLD COMMON STOCK..................................... 110
MARKET PRICES OF THE OLD SUBORDINATED DEBENTURES.......................... 111
HISTORICAL AND PRO FORMA CAPITALIZATION................................... 112
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA........................... 113
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.............................. 114
BUSINESS PLAN PROJECTIONS................................................. 120
  Assumptions Underlying the Business Plan Projections.................... 129
  History of the Business Plan Projections................................ 134
ACCOUNTING TREATMENT...................................................... 139
LIQUIDATION ANALYSIS...................................................... 139
DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS............................... 144
  Short-Term Debt......................................................... 144
  Long-Term Debt.......................................................... 146
  The DIP Facility and the Citicorp Exit Facility......................... 147
DESCRIPTION OF NEW DEBENTURES............................................. 150
SUMMARY OF LGE NEW RESTRUCTURED SENIOR NOTE............................... 153
SUMMARY OF LGE NEW CREDIT FACILITY........................................ 154
SOLICITATION; VOTING PROCEDURES........................................... 156
  General................................................................. 156
  Voting Record Date...................................................... 156
  Expiration Date; Extensions; Amendments................................. 156
  Voting Procedures and Other Requirements................................ 157
  Agreements Upon Furnishing Ballots...................................... 161
  Method of Delivery of Ballots........................................... 161
  Withdrawal of Ballots; Revocation....................................... 161
  Solicitation Agent...................................................... 161
  Notice Agent............................................................ 162
  Waivers of Defects, Irregularities, Etc................................. 162
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS
 OF OPERATIONS............................................................ 163
  Results of Operations: First Quarter of 1999 Compared to First Quarter
   1998................................................................... 163
  Results of Operations: 1996 to 1998..................................... 164
  Cash Flows.............................................................. 169
  Financial Condition..................................................... 171
  Readiness for the Year 2000............................................. 174
BUSINESS.................................................................. 176
  General................................................................. 176
  Raw Materials........................................................... 176

                                                                          Page
                                                                          ----
  Patents................................................................ 176
  Seasonal Variations in Business........................................ 177
  Major Customers........................................................ 177
  Competitive Conditions................................................. 177
  Research and Development............................................... 177
  Environmental Matters.................................................. 177
  Employees.............................................................. 177
  Financial Information about Foreign and Domestic Operations and Export
   Sales................................................................. 178
  Properties of the Company.............................................. 178
  Subsidiaries........................................................... 179
  Legal Proceedings...................................................... 179
MANAGEMENT............................................................... 183
  Current Directors of the Company....................................... 183
  Board and Committee Meetings and Directors' Compensation............... 185
  Current Executive Officers of the Company.............................. 187
  Executive Compensation and Other Information........................... 191
  Options/SAR Grants in 1997............................................. 192
  Aggregated Option/SAR Exercises in 1997 and Year-End Option/SAR
   Values................................................................ 192
SECURITY OWNERSHIP....................................................... 193
  Security Ownership of Certain Beneficial Owners........................ 193
DESCRIPTION OF CAPITAL STOCK............................................. 194
  Old Common Stock and Old Preferred Stock............................... 194
  New Common Stock....................................................... 194
  Delaware Anti-Takeover Law............................................. 194
CERTAIN TRANSACTIONS..................................................... 195
APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS TO RESALES OF NEW
 SECURITIES.............................................................. 200
  Transfers of New Debentures............................................ 200
  Certain Transactions by Stockbrokers................................... 201
  Issuance of New Common Stock........................................... 201
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS........................... 201
  Consequences to Holders of the Old Subordinated Debentures............. 201
  Consequences to Holders of Other Claims................................ 204
  Consequences to Holders of Equity Interests in the Company............. 205
  Consequences to LGE.................................................... 205
  Consequences to the Company............................................ 205
  Limitations to the Tax Opinion......................................... 207
ESTIMATED FEES AND EXPENSES.............................................. 210
  Advisors............................................................... 210
LEGAL MATTERS............................................................ 211
EXPERTS.................................................................. 211
INDEX OF CERTAIN DEFINED TERMS........................................... 212
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS............................... F-1
ANNEX A--THE PREPACKAGED PLAN............................................ A-1
ANNEX B--REPORTS OF PETER J. SOLOMON COMPANY LIMITED..................... B-1

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Disclosure Statement. Unless the context otherwise requires, references in this Disclosure Statement to "Subsidiaries" shall mean the Company's subsidiaries.

                                  The Company

  Zenith was founded in 1918. The Company's operations include the design, development, manufacturing and marketing of video products (including color television sets and other consumer products) along with parts and accessories for such products. These products, along with purchased VCRs and accessories, are sold principally to retail dealers in the United States and to retail dealers and wholesale distributors in other countries. The Company also sells directly to buying groups, private label customers and customers in the lodging, health care and rent-to-own industries. The Company also produces video products for other manufacturers, and network systems products, such as digital and analog set-top boxes and cable modems, interactive television and data communication products for cable television operators, telecommunications companies and other commercial users of these products in the United States and abroad.

  The Company has incurred losses in all but one of the years since 1985, and is currently experiencing severe financial difficulties. The Company's cash flows for 1998 were, and absent restructuring, its cash flows for future years are projected to be, insufficient to meet all of the Company's working capital requirements, scheduled cash debt service obligations and anticipated capital expenditures. As a result, during the first quarter of fiscal 1998, management developed and began implementing the Operational Restructuring to enhance the long-term viability of the Company by reducing production costs and concentrating on areas in which the Company believes it can operate profitably. Pursuant to the Operational Restructuring, the Company intends to become a sales, distribution and technology company by discontinuing and disposing of substantially all of its manufacturing operations, outsourcing substantially all components and products beginning with the 1999 product lines, selling certain other assets such as warehouses and equipment and focusing on the development of its distribution channels, technologies, patent rights, parts and service operations and accessory business. From 1998 to May 25, 1999, the Company sold assets to unrelated third parties following arms'-length negotiations for cash and purchase credits totaling $71 million pursuant to the Operational Restructuring. Such assets had appraised values with a range from $60.3 million to $73.5 million. The Company believes that the prices obtained were fair. Based on appraisals received by the Company and the results of its sale efforts to date, the Company estimates that it will receive approximately $36 million to $42 million more in sale proceeds from sales of assets to third parties pursuant to the Operational Restructuring. In addition, as part of the Prepackaged Plan, the Company will transfer the Reynosa Assets, which have an appraised value of $32.4 million, to LGE. The Company intends to retain its patent and technology assets, brand name, distribution channels, accounts receivable and inventories, which PJSC estimates to have a value of over $300 million in its going concern analysis. The Company does not believe that stockholder approval would be required for the Operational Restructuring because the Company does not expect to sell all or substantially all of its assets pursuant to the Operational Restructuring. See "SPECIAL FACTORS-- Liquidation and Going Concern Analyses" and "OPERATIONAL RESTRUCTURING."

  The Company has concluded that it cannot implement the Operational Restructuring with its present capital structure. Therefore, during the first quarter of fiscal 1998 the Company commenced efforts to restructure its debt and equity capitalization in order to enable it to implement the Operational Restructuring. The Prepackaged Plan and the Financial Restructuring contemplated thereby are the products of these efforts.

  The principal offices of the Company are located at 1000 Milwaukee Avenue, Glenview, Illinois 60025-2495. The Company's telephone number is (847) 391-7000.

  For additional information concerning the Company and its business, financial position and operations, see "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA," "INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS."

                                   LGE Claims

  The following chart summarizes the LGE Claims projected to be held by LGE as of July 31, 1999.

                             Projected as             Classification
                                  of                      under
Type of Support             July 31, 1999               LGE Claims
---------------             -------------- ------------------------------------
LGE Demand Loan Claims:
 Direct secured loan to     $ 45.0 million LGE Tranche B Claims to the extent
 Zenith (the "LGE Demand                   (if any) that the sum of (i) the
 Loan Claims")                             first $50 million of LGE
                                           Reimbursement Claims, (ii) the first
                                           $140 million of the LGE Extended
                                           Payables Claims and (iii) the LGE
                                           Guarantee Fee Claims is less than
                                           $200 million. The balance will be
                                           classified as LGE Tranche A Claims.
LGE Reimbursement Claims:
 Guarantees of Zenith's     $102.0 million The first $50 million will be LGE
 obligations under                         Tranche B Claims with all excess
 unsecured demand note                     over $50 million classified as LGE
 financing transactions                    Tranche A Claims.
 with Bank of America,
 First National Bank of
 Chicago--NBD, Societe
 Generale, Seoul Branch and
 Credit Agricole Indosuez,
 Seoul Branch (the
 "Unsecured Bank Loans").
 LGE has made payments
 under demands against
 guarantees on all $102
 million of the Unsecured
 Bank Loans. Under the
 Reimbursement Agreement,
 the Company is obligated
 to LGE for these payments
 (the "LGE Reimbursement
 Claims"). Interest accrues
 on the LGE Reimbursement
 Claims at a rate per annum
 equal to Bank of America
 National Trust and Savings
 Association's announced
 reference rate plus 2%.
 Such interest is
 classified as a General
 Unsecured Claim.

                              Projected as             Classification
                                   of                      under
Type of Support              July 31, 1999               LGE Claims
---------------              -------------- ------------------------------------
LGE Leveraged Lease Claims:
 Reimbursement obligations   $ 76.4 million LGE Tranche A Claims
 owed to LGE as a result of
 LGE's payment under its
 guarantees of Zenith's
 obligations under or
 related to leveraged
 leases (collectively, the
 "LGE Leveraged Lease
 Claims"), with respect to
 equipment at its Melrose
 Park, Illinois plant (the
 "Leveraged Lease (Melrose
 Park)") and at its
 Reynosa, Mexico and
 Juarez, Mexico facilities
 (the "Leveraged Lease
 (Mexico)") and together
 with the Leveraged Lease
 (Melrose Park), the
 ("Leveraged Leases"). The
 amount of the Claims is
 equal to the original
 amount paid by LGE to
 settle the Company's
 obligations under the
 leases ($90.1 million)
 less the amount received
 by LGE from the sale of
 certain Leveraged Lease
 (Mexico) equipment through
 April 30, 1999 ($1.4
 million) less the amount
 projected to be received
 by LGE from the sale of
 other Leveraged Lease
 assets prior to July 31,
 1999 ($12.3 million).
 Interest accrues on these
 claims at a rate per annum
 equal to LIBOR +6.5%. Such
 interest is classified as
 a General Unsecured Claim.
LGE Extended Payables
Claims:
 Vendor credit line for      $140.0 million The first $140 million will be LGE
 Zenith's purchase of                       Tranche B Claims, with the excess,
 products from LGE (the                     if any, over $140 million classified
 "LGE Extended Payables                     as General Unsecured Claims
 Claims"). As of April 3,
 1999, the outstanding
 balance on the vendor
 credit line was
 approximately $130.1
 million.
LGE Technical Services
Claims:
 Fees owed for certain       $ 10.5 million LGE Tranche A Claims
 technical and other
 services (the "LGE
 Technical Services
 Claims").
LGE Guarantee Fee Claims:
 Fees for the guarantees of  $  1.6 million LGE Tranche B Claims the Unsecured Bank Loans
 (the "LGE Guarantee Fee
 Claims").

                              The Prepackaged Plan

  Upon the terms and subject to the conditions set forth in this Disclosure Statement and the accompanying forms of Ballot and Master Ballot, the Company hereby solicits acceptances of the Prepackaged Plan under the Bankruptcy Code from holders of the Old Subordinated Debentures, the LGE Claims and the Unsecured Bank Loans (collectively, the "Impaired Claims") as of the close of business on the Voting Record Date. The following table summarizes the classification and treatment of the various Classes of Claims against, and Equity Interests in, Zenith under the Prepackaged Plan. See "--THE PREPACKAGED PROCEEDING; CLASSIFICATION AND IMPAIRMENT OF CREDITORS" and "THE PREPACKAGED PLAN." The following description is qualified in its entirety by reference to the detailed provisions of the Prepackaged Plan set forth in Annex A to this Disclosure Statement.

 Class/Type of
Claim/Estimated
    Amount
as of July 31,
     1999        Description and Treatment of Claims
---------------  -----------------------------------

Administrative Claims       These Claims consist of the Claims for costs and
(The Company is not         expenses of administration under section 503(b),
currently able to           507(b) or 1114(e)(2) of the Bankruptcy Code,
estimate the number of      including: (a) the actual and necessary costs and
holders or amount of        expenses incurred after the Petition Date of
claims in this Class)       preserving the estate of the Company and operating
                            the business of the Company (such as wages, salaries or commissions for services and payments for goods and other services and leased premises);
                            (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under section 330(a) or 331 of the Bankruptcy Code; and (c) all fees and charges assessed against the estate under Chapter
                            123 of Title 28 United States Code, 28 U.S.C.
                            (S)(S) 1911-1930 ("Administrative Claims"). Subject to the provisions of sections 330(a) and 331 of the Bankruptcy Code, each holder of an Allowed
                            Administrative Claim will be paid the full unpaid amount of such Allowed Administrative Claim in cash on the Effective Date, or upon such other terms as may be agreed upon by such holder and the Company or otherwise upon order of the Bankruptcy Court;
                            provided, however, that Allowed Administrative
                            Claims representing obligations incurred in the ordinary course of business by the Company pursuant to the Prepackaged Plan will be paid or performed by New Zenith when due in accordance with the terms and conditions of the particular agreements governing such obligations.

Priority Tax Claims         These Claims consist of all Claims of a
(The Company is not         governmental unit of the kind specified in section
currently able to           507(a)(8) of the Bankruptcy Code ("Priority Tax
estimate the number of      Claims"). On the Effective Date, each holder of a
holders or amount of        Priority Tax Claim due and payable on or prior to
claims in this Class)       the Effective Date shall be paid cash in an amount
                            equal to the amount of such Allowed Claim, or shall be paid on account of its Allowed Claim on such other terms as have been or may be agreed upon by such holder and the Company.


 Class/Type of
Claim/Estimated
    Amount
as of July 31,
     1999                   Description and Treatment of Claims
---------------             -----------------------------------

Class 1--Other Priority     This Class of Claims consists of all Claims
Claims                      accorded priority in right of payment under section
(Unimpaired, not entitled   507(a) of the Bankruptcy Code, other than Priority
to vote)                    Tax Claims or Administrative Claims ("Other
(The Company is not         Priority Claims"). Unless the holder of such Claim
currently able to           and the Company agree to a different treatment,
estimate the number of      each holder of an allowed Other Priority Claim
holders or amount of        shall receive one of the following alternative
claims in this Class)       treatments, at the election of the Company: (a) to
                            the extent then due and owing on the Effective
                            Date, such Claim will be paid in full in cash by
                            New Zenith; (b) to the extent not due and owing on
                            the Effective Date, such Claim (A) will be paid in
                            full in cash by New Zenith, or (B) will be paid in
                            full in cash by New Zenith when and as such Claim
                            becomes due and owing in the ordinary course of
                            business; or (c) such Claim will be otherwise
                            treated in any other manner so that such Claims
                            shall otherwise be rendered unimpaired pursuant to
                            section 1124 of the Bankruptcy Code.

Class 2--Citibank Secured   This Class of Claims (the "Citibank Secured
Claims                      Claims") consists of all Claims arising from or
(Impaired, entitled to      relating to the Company's $125 million senior
vote)                       secured credit facility (the "Amended Citibank
(This Class has 9 holders   Credit Facility"). On or prior to the Effective
and $73.2 million of        Date, each holder of a Citibank Secured Claim must
Claims)                     file and serve a written election designating
                            whether or not such holder will be a lender under
                            the Citicorp Exit Facility. If such holder elects
                            to be a lender under the Citicorp Exit Facility,
                            the Claim of such holder shall be treated as
                            provided in the Commitment. If such holder elects
                            not to be a lender under the Citicorp Exit
                            Facility, on the Effective Date, unless such holder
                            and the Company agree to a different treatment, the
                            Claim of such holder (i) will be paid in full in
                            cash by New Zenith or (ii) will otherwise be
                            treated in any manner so that such Claim shall
                            otherwise be unimpaired within the meaning of
                            section 1124 of the Bankruptcy Code.

Class 3--Other Secured      This Class of Claims consists of all secured Claims
Claims                      against the Company, other than secured Claims
(Unimpaired, not entitled   classified in a different Class (the "Other Secured
to vote)                    Claims"). The legal, equitable and contractual
(The Company is not         rights of the holders of Other Secured Claims are
currently able to           unaltered by the Prepackaged Plan. Unless the
estimate the number of      holder of such Claim and the Company agree to a
holders or amount of        different treatment, each holder of an allowed
claims in this Class)       Other Secured Claim shall receive one of the
                            following alternative treatments, at the election
                            of the Company: (a) the legal, equitable and
                            contractual rights to which such Claim entitled the
                            holder thereof shall be unaltered by the
                            Prepackaged Plan; (b) the Company shall surrender
                            all collateral securing such Claim to the holder
                            thereof, without representation or warranty by or
                            recourse against the Company or New Zenith; or (c)
                            such Claim will be otherwise treated in any other
                            manner so that such Claims shall otherwise be
                            rendered unimpaired pursuant to section 1124 of the
                            Bankruptcy Code.


 Class/Type of
Claim/Estimated
    Amount
as of July 31,
     1999                   Description and Treatment of Claims
---------------             -----------------------------------
Class 4--General            This Class of Claims consists of all unsecured
Unsecured Claims            Claims against the Company that are not Old
(Unimpaired, not entitled   Subordinated Debenture Claims or LGE Tranche A
to vote)                    Claims or LGE Tranche B Claims (the "General
(The Company estimates      Unsecured Claims"). This Class includes, but is not
this Class has              limited to, the interest payable to LGE on the LGE
approximately 900 trade     Reimbursement Claims and the LGE Leveraged Lease
creditors, 60 carrier       Claims. Unless the holder of such Claim and the
claimants, 70,000 service   Company agree to a different treatment, each holder
contract creditors, 200     of an allowed General Unsecured Claim shall receive
holders of unknown claims   one of the following alternative treatments, at the
and an undetermined         election of the Company: (a) to the extent then due
number of warranty and      and owing on the Effective Date, such Claim will be
other claimants,            paid in full in cash by New Zenith; (b) to the
aggregating approximately   extent not due and owing on the Effective Date,
$161 million of Claims)     such Claim (X) will be paid in full in cash by New
                            Zenith, or (Y) will be paid in full in cash by New
                            Zenith when and as such Claim becomes due and owing
                            in the ordinary course of business; or (c) such
                            Claim will be otherwise treated in any other manner
                            so that such Claims shall otherwise be rendered
                            unimpaired pursuant to section 1124 of the
                            Bankruptcy Code.

Class 5--Old Subordinated   This Class of Claims consists of all Claims arising
Debenture Claims            from or relating to the Old Subordinated Debentures
(Impaired, entitled to      (the "Old Subordinated Debenture Claims"). Members
vote)                       of the Debenture Committee, who have informed the
(This Class has             Company that they hold or control over 50% of the
approximately 259 holders   outstanding principal of the Old Subordinated
of record and $108.9        Debentures, have agreed to vote for and support the
million of Claims           Prepackaged Plan. If the Class of the Old
including principal and     Subordinated Debenture Claims accepts the
interest)                   Prepackaged Plan, each holder will receive a pro
                            rata distribution of the New Debentures,
                            representing $483.09 in principal amount of New
                            Debentures for each $1,000 in principal amount of
                            Old Subordinated Debentues it holds. Except as
                            otherwise provided in the Prepackaged Plan or as
                            may be ordered by the Bankruptcy Court,
                            distributions to be made on the Effective Date on
                            account of Claims that are allowed as of the
                            Effective Date shall be made on the Effective Date
                            or as soon thereafter as is practical. If the Class
                            of these Claims does not accept the Prepackaged
                            Plan, the Company intends to initiate a "cram down"
                            procedure with respect to the Class composed of the
                            holders of the Old Subordinated Debentures. If such
                            a "cram down" is approved by the Bankruptcy Court,
                            holders of the Old Subordinated Debenture Claims
                            shall receive no distribution and retain no
                            property under the Prepackaged Plan. If approved,
                            the "cram down" would not result in any other
                            change to the terms of the Prepackaged Plan.
                            However, New Zenith's indebtedness would be reduced
                            by $50 million as a result.

                            The LGE Tranche A Claims consist of the following
Class 6--LGE Claims         Claims held by LGE (i) the LGE Leveraged Lease
(Impaired, entitled to      Claims, (ii) the LGE Technical Services Claims and
vote)                       (iii) that portion of the LGE Reimbursement
 LGE Tranche A Claims:



 Class/Type of
Claim/Estimated
    Amount
as of July 31,
     1999                   Description and Treatment of Claims
---------------             -----------------------------------
 (This Class has 1          Claims and the LGE Demand Loan Claims not
 holder and                 classified as LGE Tranche B Claims. On the
 approximately $175.5       Effective Date, LGE will receive the LGE New
 million of Claims)         Restructured Senior Note and the Reynosa Assets in
                            full satisfaction of the LGE Tranche A Claims. If
                            for any reason the Reynosa Assets are not
                            transferred to LGE, LGE and Zenith expect to enter
                            into a management or lease agreement on mutually
                            satisfactory terms pursuant to which LGE will
                            operate the Reynosa facility on
                            behalf of, or lease the Reynosa facility from, the
                            Company and the principal amount of the LGE New
                            Restructured Senior Note would be increased by
                            approximately $32.4 million (the amount of Claims
                            that would have been exchanged for the Reynosa
                            Assets): Following the Restructuring, it is
                            expected that LGE will own and operate the

                            Reynosa Assets, and the Company currently anticipates purchasing approximately $431 million in finished products and components produced at the Reynosa facility for its 1999 model year, a portion of which will occur following Consummation of the Restructuring.

 LGE Tranche B Claims:      The LGE Tranche B Claims consist of $200 million of
 (This Class has 1          the following Claims held by LGE: (i) the LGE
 holder and $200 million    Extended Payables Claims, not to exceed $140
 of Claims)                 million; (ii) the LGE Reimbursement Claims, not to
                            exceed $50 million; (iii) the LGE Guarantee Fee
                            Claims; and (iv) the LGE Demand Loan Claims in an
                            amount (if any) sufficient when aggregated with the
                            amounts described in clauses (i) through (iii) to
                            equal $200 million. On the Effective Date, LGE will
                            receive the New Common Stock in full satisfaction
                            of the LGE Tranche B Claims.

                            This Class consists of holders of Equity Interests.
Class 7--Equity Interests   Holders of Equity Interests in the Company shall
                            receive no distribution and retain no property
(Impaired, deemed to        under the Prepackaged Plan. All Old Common Stock
reject, not entitled to     will be cancelled.
vote)
(The Company estimates
this Class has 11,500
holders of record of
67,525,447 shares of Old
Common Stock)


  For a complete description of each Class and the treatment of such Classes under the Prepackaged Plan, see "THE PREPACKAGED PLAN--Classification and Treatment of Claims and Equity Interests under the Prepackaged Plan."

Comparison of Treatments
  The following table provides a comparison of what holders of Claims against and Equity Interests in the Company would receive on account of their Claims and Equity Interests under the Prepackaged Plan versus what the Company believes such parties would likely receive if the Company liquidated its assets in bankruptcy and illustrates how the going concern value of the Company would be allocated among holders of Claims and Equity Interests on a hypothetical absolute priority basis. Under the going concern analysis presented by PJSC, the Company's total going concern value was estimated at $308.8 million, and was comprised of $155.0 million in enterprise value and tuner patent value and $153.8 million in VSB technology value. See "SPECIAL FACTORS--Liquidation and Going Concern Analyses." This illustration does not give effect to the contractual subordination provisions in the Old Subordinated Debenture Indenture, and the unsecured LGE Claims, the General Unsecured Claims, and the Old Subordinated Debenture Claims are treated as if they were pari passu. The following description is qualified in its entirety by reference to the detailed provisions of the Prepackaged Plan set forth in Annex A to this Disclosure Statement and liquidation analysis performed by PJSC. See "THE LIQUIDATION ANALYSIS."

                                                                               Hypothetical
                                                                              Allocation of
    Claim or                                                                  Going Concern
    Interest                                        Treatment if Company       Value on an
   (estimated            Treatment Under         Liquidated in Hypothetical      Absolute
     claim)             Prepackaged Plan            Chapter 7 Bankruptcy      Priority Basis
   ----------           ----------------         --------------------------   --------------
Citibank Claims   Holders would, at their       Holders would be paid in      $77.2 million
($77.2 million)   election, either (a)          full in cash.
                  participate in the Citicorp
                  Exit Facility or (b) be paid
                  in full or be otherwise
                  treated in a manner so as to
                  be unimpaired.
LGE Claims        LGE would receive the LGE     LGE would receive $50.1       $193.4 million
($166.0           New Restructured Senior       million on account of its
million--         Note, the Reynosa Assets and  secured claims, representing
secured;          all of the New Common Stock.  a recovery of 32.7% of its
$209.5 million--                                estimated secured Claims.
unsecured)                                      LGE would receive no
                                                distribution and retain no
                                                property on account of its
                                                unsecured claims.
Other Secured     Holders would be treated in   Holders would retain the      --*
Claims            a manner so as to be          collateral securing their
($0.0 million)    rendered unimpaired.          claims but would receive no
                                                distribution and retain no
                                                other property on account of
                                                their Claims.
Other Priority    Holders would be paid in      Holders would receive no      --*
Claims            full in cash or be otherwise  distribution and retain no
($0.0 million)    treated in a manner so as to  property on account of their
                  be rendered unimpaired.       Claims.
General           Holders would be paid in      Holders would receive no      $24.0 million
Unsecured Claims  full in cash or be otherwise  distribution and retain no
($230.4 million)  treated in a manner so as to  property on account of their
                  be rendered unimpaired.       Claims.
Old Subordinated  Holders would receive a pro   Holders would receive no      $14.2 million
Debenture Claims  rata distribution of $50      distribution and retain no
($108.9 million)  million of the New            property on account of their
                  Debentures.                   Claims.
Equity Interests  Holders would receive no      Holders would receive no      $0.0 million
(67,525,447       distribution and retain no    distribution and retain no
shares)           property on account of their  property on account of their
                  Equity Interests.             Equity Interests.
Total                                                                         $308.8 million

   *To the extent that such claims existed going concern value would be allocated to them prior to any allocation to a junior class of claims.

 Releases

  In consideration of the contributions of certain parties to the chapter 11 case commenced by the Company ("Prepackaged Chapter 11 Case"), including, but not limited to, (i) the commitment and obligation of LGE to provide the financial support necessary for Consummation of the Prepackaged Plan, and (ii) the continued service of certain designated individuals in connection with the expeditious reorganization of the Company and the implementation of the Restructuring, the Prepackaged Plan provides for certain waivers, exculpation, releases and injunctions. The Prepackaged Plan provides an injunction barring the commencement or continuation of any Claims released pursuant to its terms; provided, however, that the injunction does not preclude police or regulatory agencies from fulfilling their statutory duties.

  Specifically, the Prepackaged Plan provides that the Company and its Subsidiaries will release, upon the Effective Date, (i) all officers, directors, employees, attorneys, financial advisors, agents and representatives of the Company and its Subsidiaries who served in such capacity on or after January 1, 1998, in each case in their capacity as such (collectively, "D&O Releasees"), (ii) LGE, LG Semicon Co., Ltd. ("LG Semicon"), an affiliate of LGE, and each of their current and former parents, subsidiaries and affiliates and their respective officers, directors, employees, attorneys, financial advisors, agents and representatives (collectively, "Investor Releasees"), and
(iii) the Debenture Committee and all its attorneys, financial advisors, accountants, investment bankers, agents and representatives (collectively, "Debenture Releasees") from any and all Claims and causes of action, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, that the Company or its Subsidiaries would have been legally entitled to assert in their own right or on behalf of the holder of any Claim or Equity Interest or other person or entity against any of them relating to any event occurring on or before the Effective Date of the Prepackaged Plan, including preference, fraudulent transfer, avoidance and turnover actions under sections 544, 547, 548, 549 and 550 of the Bankruptcy Code. The release of the D&O Releasees by the Company and its Subsidiaries does not affect certain loans or contracts such parties have entered into in the ordinary course of business.

  In addition, the Prepackaged Plan provides that each holder of any Claim that has accepted the Prepackaged Plan, whose Claim is part of a Class of Claims as defined in the Prepackaged Plan (a "Class") that has accepted (or is deemed to accept) the Prepackaged Plan, or that is entitled to receive a distribution of property under the Prepackaged Plan, other than a holder of Old Subordinated Debentures that has marked its Ballot so as not to consent to the releases in favor of the D&O Releasees, Investor Releasees and the Debenture Releasees, is deemed to release, upon the Effective Date, any and all Claims and causes of action, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, that it would have been legally entitled to assert against the D&O Releasees, the Investor Releasees and the Debenture Releasees relating to the Company or its Subsidiaries, the Prepackaged Chapter 11 Case, or the negotiation, formulation and preparation of the Prepackaged Plan and related documents. Under the Prepackaged Plan, holders of Equity Interests do not grant releases to the D&O Releasees, the Investor Releasees or the Debenture Committee.

  The Prepackaged Plan also provides that the Company, the D&O Releasees, the Investor Releasees, the Debenture Releasees and all statutory official committees shall be exculpated from any liability to any person or entity (as defined in the Bankruptcy Code), including, but not limited to, all holders of Claims and Equity Interests, for any act or omission in connection with or related to the negotiation, formulation, preparation and Confirmation of the Prepackaged Plan, the Consummation and administration of the Prepackaged Plan, the Prepackaged Chapter 11 Case, or the property distributed under the Prepackaged Plan, except by virtue of any willful misconduct or gross negligence, as determined by a court of competent jurisdiction. All of the D&O Releasees and Investor Releasees, including the LGE-related D&O Releasees, would receive the benefits of the exculpation provisions of the Prepackaged Plan.

  In the course of the Special Committee's work and review of the proposed release of LGE, the Special Committee sought to determine whether impaired classes would be likely to receive a greater recovery in a hypothetical restructuring occurring without the Investor Releasees and without LGE's participation. In that regard, the Special Committee and its counsel reviewed and investigated significant transactions between LGE and the Company. Based on that investigation, the Special Committee concluded that any value that might be attributed to these releases was less than the overall value created by the Restructuring, and that absent LGE's agreement to participate in a restructuring (which was conditioned on, among other things, obtaining the releases) there was no value available for distribution to holders of either the Old Common Stock or the Old Subordinated Debentures.

  The Company is not generally aware of, and accordingly the Special Committee did not investigate, any specific avoidance actions or other potential causes of action against non-LGE-related D&O Releasees. The Company did not investigate whether any specific avoidance actions or other potential causes of action against the Debenture Releasees exist.

  The Company does not believe that any avoidance action or other potential causes of action exist or will exist with respect to the transactions contemplated by the Operational Restructuring because the Company has received and expects to receive reasonably equivalent value and/or fair consideration in connection with such transactions. Moreover, since substantially all of the transactions contemplated by the Operational Restructuring are with unaffiliated third parties, any avoidance actions or other potential causes of action arising from such transactions will not be affected by the releases provided under the Prepackaged Plan.

  The Company believes that these provisions of the Prepackaged Plan are permissible under the Bankruptcy Code but acknowledges that arguments exist that certain case law would permit a contrary conclusion. Parties with standing may object to such provisions of the Prepackaged Plan in the Bankruptcy Court.

  It is a condition to Consummation of the Prepackaged Plan that no more than 5% of the holders of Old Subordinated Debentures shall have marked Ballots so as not to consent to the releases contained in the Prepackaged Plan in favor of the D&O Releasees, the Investor Releasees and the Debenture Releasees.

 General Unsecured Creditors

  During the pendency of the Prepackaged Chapter 11 Case, the Company intends to operate its business in the ordinary course and to make payment in full on a timely basis to all of its general unsecured creditors. The Company also will seek approval of the United States Bankruptcy Court (the "Bankruptcy Court") immediately upon the filing of the petition to pay in full in the ordinary course of business the pre-petition claim of each holder of a General Unsecured Claim. Management expects that the Company will have sufficient funds from operations and a debtor in possession credit facility to continue to pay its general unsecured creditors in the ordinary course of business through the conclusion of the Prepackaged Chapter 11 Case, and to have sufficient liquidity under its lending facilities and from operations to make such payments thereafter. Under the Prepackaged Plan, holders of General Unsecured Claims will not be required to file proofs of claim with the Bankruptcy Court, and it is not expected that they will be required to take any other action to receive payment on their Claims.

  The Subsidiaries of Zenith are not parties to the Prepackaged Plan and will not file for chapter 11 bankruptcy protection as part of the Prepackaged Plan. Accordingly, those Subsidiaries intend to continue to operate their businesses in the ordinary course of business and pay their trade and other creditors in full and on time.

                                Special Factors

 Events Leading to the Restructuring

  For a description of events leading to the Restructuring, see "SPECIAL FACTORS--Events Leading to the Restructuring."

 Purposes and Effects of the Financial Restructuring

  The purpose of the Financial Restructuring is to reduce the Company's debt service obligations, to facilitate future borrowing to fund liquidity needs and to permit it to complete the Operational Restructuring. The Prepackaged Plan will benefit the Company and reduce its overall debt and other obligations by approximately $285 million by exchanging (i) $200 million of debt and other liabilities owed to LGE for the New Common Stock; (ii) the Old Subordinated Debentures in an aggregate principal amount of $103.5 million plus accrued interest thereon for New Debentures in an aggregate principal amount of $50 million; and (iii) approximately $32.4 million of indebtedness to LGE for the Reynosa Assets, which have an appraised value equal to such amount. Such appraisals should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report. In addition, as a result of the Consummation of the Prepackaged Plan, the Company's annual interest obligations are expected to be reduced by in excess of $30 million on an annualized post-restructuring basis.


  As a result of the Financial Restructuring, the Company will also have significantly more liquidity. For example, the Company's cash interest obligations will be reduced because the LGE New Restructured Senior Note will have a "payment in kind" ("PIK") interest feature pursuant to which interest will be added to the principal amount of the LGE New Restructured Senior Notes at a rate of LIBOR plus 6.5% per annum unless the Company's ratio of operating income including royalties before interest expense, income taxes, depreciation, amortization and restructuring expenses ("EBITDA") to cash interest expense for the immediately preceding four fiscal quarters exceeds 1.5. Interest will be paid in cash only to the extent such ratio test is met. See "SUMMARY OF LGE NEW RESTRUCTURED NOTE--Payment of Principal and Interest; Maturity." The Company's existing debt accrues interest at the following per annum rates: Amended Citibank Credit Facility: LIBOR + 3.25%; LGE Leveraged Lease Claims: LIBOR + 6.5%; LGE Reimbursement Claims: 10.5%; LGE Demand Loan Claims: LIBOR + 6.5%; and Old Subordinated Debentures: 6.25%. The Company has entered into a commitment letter (the "Commitment") with Citicorp North America, Inc. ("Citicorp") pursuant to which Citicorp has agreed to provide a three-year $150 million credit facility following Consummation of the Prepackaged Plan (the "Citicorp Exit Facility"), and $150 million debtor-in-possession credit facility during the pendency of the Prepackaged Plan (the "DIP Facility"). The Commitment is subject to a number of conditions. See "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS." In addition, pursuant to the Restructuring Agreement, LGE has agreed to provide additional credit support of up to $60 million that, if needed by the Company, may take the form of direct loans or credit support, such as a guarantee provided to a third-party lender, in form and in an amount to be set on the Effective Date based on the financing necessary to enable the Company to complete the Operational Restructuring (the "LGE New Credit Support"). LGE's commitment to extend the LGE New Credit Support will remain outstanding until the third anniversary of the Consummation of the Prepackaged Plan. The combination of the PIK feature of the LGE New Restructured Senior Note, the LGE New Credit Support and the Citicorp Exit Facility is expected to enhance the liquidity of the Company following the Consummation of the Prepackaged Plan.

  Finally, as a consequence of the Financial Restructuring, the Old Common Stock will be cancelled and the holders of the Old Common Stock (including LGE) will receive no distributions and retain no property in respect of their holdings of Old Common Stock under the Prepackaged Plan. See "SPECIAL FACTORS-- Purposes and Effects of the Financial Restructuring."

  Upon Consummation of the Prepackaged Plan, New Zenith will be a wholly owned subsidiary of LGE. Material existing transactions between LGE and Zenith have been approved by at least a majority of the disinterested members of Zenith's Board. LGE has advised Zenith that no general policy has been established for intercompany transactions after New Zenith becomes a wholly owned subsidiary of LGE. Following the Restructuring, Zenith expects to continue purchasing some finished products from LGE, including VCRs. Additionally, Zenith expects to purchase mid-size televisions produced by LGE in its operation of the Reynosa Assets. Because the Company intends to outsource substantially all of its product lines following the

Restructuring, the Company expects that it will continue to purchase some finished products, components and other technical services from LGE.

 Alternatives to Confirmation and Consummation of the Prepackaged Plan

  If the Company commences the Prepackaged Chapter 11 Case and the Prepackaged Plan is not subsequently confirmed by the Bankruptcy Court and consummated, the alternatives include (i) liquidation of the Company under chapter 7 or chapter 11 of the Bankruptcy Code and (ii) confirmation of an alternative plan of reorganization under chapter 11 of the Bankruptcy Code. The Company believes the Prepackaged Plan is significantly more attractive than these alternatives because it could, among other things, maximize the value of the Company's net operating loss tax attributes ("NOLs"), minimize disputes during such proceeding concerning the reorganization of the Company, significantly shorten the time required to accomplish the reorganization, reduce the expenses of a case under chapter 11 of the Bankruptcy Code, minimize the disruption to the Company's business that would result from a protracted and contested bankruptcy case and ultimately result in a larger distribution to creditors than would other types of reorganizations under chapter 11 of the Bankruptcy Code or a liquidation under chapter 7 of the Bankruptcy Code. One of the conditions to Consummation of the Prepackaged Plan is the availability to the Company of a credit facility in an amount not less than $150 million on terms and conditions set forth in the Restructuring Agreement. This is also a condition to LGE's obligations in connection with the Prepackaged Plan. If the Company is unable to obtain such a credit facility, it is possible that LGE could waive such condition to its obligations. In such an event, however, the Company would probably not have sufficient financing for its operations and would be unable to consummate the Prepackaged Plan. The Company's ability to complete the Operational Restructuring is dependent upon the Confirmation and Consummation of the Prepackaged Plan, among other things, because its ability to obtain or retain contracts for outsourcing of products would be substantially more difficult if the Company were in a traditional chapter 11 bankruptcy proceeding. See "SPECIAL FACTORS--Alternatives to Confirmation and Consummation of the Prepackaged Plan."

  Pursuant to the Restructuring Agreement, in the event that the Company pursues an alternative reorganization, restructuring, liquidation or similar transaction during the period ending 12 months after termination of the Restructuring Agreement, the Company may be required to reimburse LGE for certain fees and expenses incurred in connection with the proposed Restructuring and LGE may be entitled to a transaction fee of $8 million. SEE "SPECIAL FACTORS--The Restructuring Agreement--Transaction Expenses and Transaction Fee upon Termination under Certain Circumstances."

 Recommendation of the Board

  The Special Committee has unanimously recommended to the Board, and the Board has approved, the Restructuring Agreement and the Prepackaged Plan. The Board recommends that all holders of Impaired Claims vote to accept the Prepackaged Plan. For a description of the material factors considered by the Special Committee and the Board in reaching their respective conclusions, see "SPECIAL FACTORS--Recommendation of the Board."

 Liquidation and Going Concern Analyses

  The Board has reviewed and considered liquidation and going concern analyses with respect to the Company, each developed by Peter J. Solomon Company Limited ("PJSC"), the Company's investment banker and financial advisor. See "SPECIAL FACTORS--Liquidation and Going Concern Analyses" for a description of the review undertaken and assumptions made by PJSC in developing its analyses. These analyses concluded that the value to be received by holders of Impaired Claims (other than LGE) under the Prepackaged Plan is equal to or greater than the amount projected to be received by such holders in a liquidation or a hypothetical distribution of the Company's assets on an absolute priority basis. These analyses also concluded that under either the Financial Restructuring, the liquidation analysis or a hypothetical distribution of the Company's going concern value on an absolute priority basis, there would be no value available to holders of Equity Interests. See "SUMMARY--The Prepackaged Plan--Comparison of Treatments." These analyses also concluded that under the treatment offered in the Prepackaged Plan, LGE would receive less with respect to its general unsecured Claims than holders of the Old Subordinated Debentures (as a percentage of their respective Claims). See "SPECIAL FACTORS-- Recommendation of the Board," "--Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS."

 Interests of Certain Persons in the Financial Restructuring; Conflicts of Interest

  In considering the recommendation of the Board with respect to the Restructuring, the holders of Claims should be aware that the Board and members of management have certain interests which give rise to actual and potential conflicts of interest with respect to the Restructuring.

  Six of the eleven members of the Board (Ki-Song Cho, Cha Hong (John) Koo, Seung Pyeong Koo, Hun Jo Lee, Yong Nam and Nam Woo) are officers of and/or affiliated with LGE and/or its affiliates. LGE and its affiliates are currently the Company's largest shareholder and creditor, and a supplier to and a customer of the Company. LGE subsidiaries serve as the Company's distributors in Canada and Mexico, and the Company has leased space from LGE subsidiaries in Hunstville, Alabama, Ontario, California and San Jose, California. In addition, the Company and LGE are operating under several technology agreements and licenses, LGE has donated certain employee services to the Company and a U.S. affiliate of LGE has guaranteed the Company's obligations under the employment and indemnity agreement with the Company's President and Chief Executive Officer.

  The Prepackaged Plan provides for certain releases in favor of the Investor Releasees (including the members of the Board affiliated with LGE). The Prepackaged Plan also provides for certain releases in favor of the D&O Releasees (including members of the Board who are not affiliated with LGE) and the preservation of indemnification rights held by directors and officers of the Company. See "Releases, Indemnifications and Limitations of Liability." Further, described below under the heading "--Retention and Incentive Programs," a number of the Company's executives and senior managers participate in retention and incentive programs that are based on achieving certain performance goals in connection with the Restructuring, including Richard F. Vitkus, the Company's Senior Vice President and General Counsel, and Edward J. McNulty, the Company's Senior Vice President and Chief Financial Officer. Under these retention and incentive programs, the Company may be obligated to pay Mr. Vitkus up to $1.4 million and Mr. McNulty up to $1.2 million. Additionally, Jeffrey P. Gannon, the Company's Chief Executive Officer, has incentives and bonuses as established under his employment contract. Some of the payments he may be entitled to receive under his employment contract are based upon whether the Company reaches certain performance goals in connection with the Restructuring. The Company's former president and chief executive officer, Mr. Peter Willmott resigned from that position on January 19, 1998 and has no interests in the Restructuring other than as a securityholder and director. He received a negotiated separation payment of $500,000 in January 1998 in lieu of the termination benefits provided under his employment agreement.

  The Company's Senior Vice President--Restructuring, Mr. Robert Dangremond is also a Principal of Jay Alix & Associates ("JA&A"), which has been engaged by the Company to assist it in the Restructuring. JA&A receives a fixed monthly fee (plus expenses) for such services, and upon successful completion of the Financial Restructuring, JA&A will receive a success fee of $1.0 million. Other than as a principal of JA&A, Mr. Dangremond does not have any interest in the Restructuring. See "SPECIAL FACTORS--Events Leading to the Restructuring" and "--Interests of Certain Persons in the Financial Restructuring; Conflicts of Interest," "MANAGEMENT," "CERTAIN TRANSACTIONS" and "ESTIMATED FEES AND EXPENSES."

  Although the Board recognizes the existence of the conflicts of interest described herein, the Board does not believe that such conflicts of interest had the effect of causing the terms of the Financial Restructuring to be different in any material respect than such terms would have been in the absence of such conflicts of interests. Moreover, the Board established the Special Committee specifically to address and mitigate potential conflicts of interest involving LGE and its affiliates. The Special Committee did not resolve or address any other conflicts of interest, including any conflicts created by the releases in favor of the members of the Board who are not affiliated with LGE, or indemnification provisions contained in the Prepackaged Plan. See "SPECIAL FACTORS--Events Leading to the Restructuring."

 Liquidity Pending Consummation of the Restructuring

  Until the Prepackaged Plan is implemented on the Effective Date, the Company will be required to rely on its cash resources to operate its business, service certain of its debt and pay other costs. Currently, the Company has access to funds under the Amended Citibank Credit Facility with Citibank, N.A. ("Citibank") and a consortium of other financial institutions and the LGE Demand Loan Facility to supplement cash flow from operations. The Amended Citibank Credit Facility expires on the earlier of the Company's filing for bankruptcy and August 31, 1999. The Company has obtained the Commitment from Citicorp for the DIP Facility. See "RISK FACTORS--Recent Operating Results, Independent Auditor's Report and High Leverage" and "--Events of Default; Risk of Acceleration or Termination" and "SPECIAL FACTORS--Liquidity Pending Consummation of Restructuring" and "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS--The DIP Facility and the Citicorp Exit Facility."

 Dissenters' Rights

  There are no dissenters' rights available under applicable law with respect to the Restructuring. If the Prepackaged Plan is confirmed by the Bankruptcy Court and the Restructuring is consummated in accordance therewith, holders of the Old Subordinated Debentures that do not vote in favor of the Prepackaged Plan will nevertheless be bound by all the terms and conditions thereof.

 Retention and Incentive Programs

  In connection with the Restructuring, in early 1998 the Company developed a retention program for 14 key executives and senior managers, not including the Chief Executive Officer. Under this executive retention program, the Company may be obligated to pay participants up to an aggregate of $1.1 million in retention bonuses. Mr. Vitkus is the only Named Executive Officer who may receive a retention bonus under the executive retention program. Such bonus is scheduled to be paid in two installments totalling $137,508. The first installment was made in January 1999 and the second installment is scheduled to be paid on July 1, 1999. Additionally, in July 1998, the Company established short-term and long-term incentive programs for two tiers of 15 key executives and senior managers, not including the Chief Executive Officer. Those incentive programs are based on achieving certain performance goals in connection with the Restructuring. In March 1999, the Company made payments under its 1998 short-term incentive program of $180,135 and $98,211 to Mr. Vitkus and Mr. McNulty, respectively, and payments totaling $1,066,758 to the other tier 1 and tier 2 executives and senior managers. In June 1999, the Board approved an additional short-term incentive program based on performance goals for the 1999 fiscal year. The Company may be obligated to make payments to the two tiers of executives aggregating up to approximately $2.1 million, including up to $287,667 and $285,192 for Mr. Vitkus and Mr. McNulty, respectively. The Company may be obligated to make payments to the two tiers of key executives and senior managers aggregating up to $5.8 million under the long-term incentive program, including up to $0.8 million payable under the long-term incentive programs to each of Mr. Vitkus and Mr. McNulty. The following chart summarizes the retention bonuses and incentives the Company has paid and may be obligated to pay.

                                      Actual      1999
                                       1998     Maximum    Maximum
                                    Short-Term Short-term Long-Term
                         Retention  Incentive  Incentive  Incentive
Executive Group            Bonus     Payment    Payment    Payment      Total
---------------          ---------- ---------- ---------- ---------- -----------
Tier One Executives and
 Senior Managers........ $  780,286 $1,014,544 $1,835,944 $5,007,072 $ 8,637,846
Tier Two Executives and
 Senior Managers........    349,492    330,560    252,640    819,792   1,752,484
                         ---------- ---------- ---------- ---------- -----------
  Total................. $1,129,778 $1,345,104 $2,088,584 $5,826,864 $10,390,330
                         ========== ========== ========== ========== ===========

  The executives currently in tier one are: Richard F. Vitkus, Edward J. McNulty, William G. Luehrs, Richard Lewis, Kathryn Wolfe, William J. Sims, Michael Thomas and John I. Taylor. The executives currently in tier two are:
Hector Escobedo, Gerald Reid, Wendy Weil and Tom Sorensen. The Company expects to seek approval of its board of directors for an additional short-term incentive program based on achievement of performance goals for the 1999 fiscal year.

  Mr. Gannon's incentive programs and bonuses are established under his employment contract. Some payments under that contract are tied to certain performance goals in connection with the Restructuring, including (a) an annual target bonus, $400,000 of which is guaranteed and which may be increased to $600,000 for achieving certain specific target performance objectives, and (b) long-term incentive plan cash payments equal to $6 million if target performance is achieved or up to $12 million if maximum stated performance values are achieved. Mr. Gannon's short-term incentive payment for 1998 was $456,000, including a guaranteed payment of $400,000.

  The Company has also established retention and stay bonus programs covering approximately 175 other key managers and employees. Certain employees in areas of ongoing operation will also be provided with limited short-term incentive programs. Total short-term incentive payments for 1998 were approximately $9.5 million. The Company has also approved a 1999 short-term incentive program under which it may be obligated to pay up to approximately $12.8 million. See "MANAGEMENT--Executive Retention Programs" and "--Current Executive Officers of the Company." The Company intends to seek court authority to honor its obligations under the retention programs after the filing of the Prepackaged Chapter 11 Case. See "THE PREPACKAGED PLAN--Intended Actions During the Prepackaged Chapter 11 Case--Provisions for Employees; Retention Programs; Employment Contracts."

     The Prepackaged Proceeding; Classification and Impairment of Creditors

 The Prepackaged Proceeding

  The Prepackaged Plan provides specified treatment to the various Classes of Claims against and Equity Interests in the Company. The Company believes the Prepackaged Plan provides treatment for all Classes of Claims and Equity Interests that reflects an appropriate resolution of the Claims and Equity Interests taking into account the differing nature and priority (including applicable contractual subordination) of such Claims and Equity Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Prepackaged Plan. See "THE PREPACKAGED PLAN-- Confirmation Standards."

  The Company intends to seek relief from the Bankruptcy Court as to various matters, including, for example, approvals to honor outstanding payroll checks, to make scheduled payments under employment, consulting and retirement agreements, to permit employees to utilize their accrued paid vacation time, to continue paying medical benefits under health plans, to maintain their cash management systems, to retain certain attorneys, financial advisors and other professionals (the "Professionals") to represent or assist the Company in the Prepackaged Chapter 11 Case, and to maintain and continue their insurance programs, including workers' compensation, as such programs are presently administered. There can be no assurance, however, that any such approvals will be granted.

  In accordance with Section 1102 of the Bankruptcy Code, as soon as practicable after the filing of the petition for relief in this case, the U.S. trustee may appoint a committee of creditors holding unsecured claims and may appoint additional committees of creditors or of Equity Interest holders as the U.S. trustee deems appropriate. Any such committee may, among other things: consult with the U.S. trustee or Company concerning the administration of the case; investigate the acts, conduct, assets, liabilities, and financial condition of the Company, the operation of the Company's business, and any other matter relevant to the case or to the formulation of a plan; and perform such other services as are in the interest of those represented.

  Under Section 1109(b) of the Bankruptcy Code a party in interest, including the Company, the trustee, a creditor's committee, an Equity Interest holders' committee, a creditor, an Equity Interest holder, or any indenture trustee, may appear and be heard on any issue in this case.

 Classification of Creditors

  Section 1122 of the Bankruptcy Code requires that the Prepackaged Plan classify Claims against, and Equity Interests in, the Company. The Bankruptcy Code also provides that, except for certain Claims classified for administrative convenience, the Prepackaged Plan may place a Claim or Equity Interest in a particular Class only if such Claim or Equity Interest is substantially similar to the other Claims or Equity Interests of such Class. The Company believes that all Claims and Equity Interests have been appropriately classified in the Prepackaged Plan. The Company has elected to separately classify General Unsecured Claims because this Class is comprised largely of trade creditors. Many of these creditors are key suppliers of products and services used by the Company. Accordingly, any impairment of these Claims could be detrimental to the ability of the Company to obtain essential trade credit and could substantially impair the ability of the Company to do business with trade creditors whose goods and services are essential to the Company. LGE Claims have been separately classified because the holder of these Claims has voluntarily agreed to convert a substantial portion of its Claims to equity and because LGE is an insider. LGE has consented to the separate classification of its Claims as provided in the Prepackaged Plan. Finally, because the Old Subordinated Debenture Indenture contains subordination provisions, the Old Subordinated Debentures are not held by insiders, and the Old Subordinated Debenture Claims are not guaranteed by LGE, the Company contends that the Old Subordinated Debenture Claims are significantly different from the other unsecured debt and therefore may be classified separately. The LGE Demand Loan Claims, the LGE Reimbursement Claim and the LGE Guarantee Fee Claims, as secured claims, are senior in priority to the Old Subordinated Debentures to the extent provided in Section 502 of the Bankruptcy Code. In addition, the LGE Extended Payables Claims, the LGE Demand Loan Claims and the LGE Reimbursement Claims are senior in right of payment to the Old Subordinated Debentures pursuant to the subordination provision of the Old Subordinated Debenture Indenture. The LGE Technical Services Claims and the LGE Leveraged Lease Claims are pari passu with the Old Subordinated Debentures. In the course of its negotiations with the Debenture Committee, the Company was advised by legal counsel to the Debenture Committee that the Debenture Committee might assert that some or all of the LGE Claims are capable of being equitably subordinated to the Old Subordinated Debenture Claims and/or recharacterized as Equity Interests of the Company. Although the members of the Debenture Committee have agreed to vote for and support the Prepackaged Plan, other holders of Old Subordinated Notes could seek to equitably subordinate or recharacterize the LGE Claims, in which case the Company would be unable to comply with its obligations under the Restructuring Agreement. Unless waived by LGE, any such failure would release LGE from its commitments under the Restructuring Agreement, including its commitment to provide the LGE New Credit Support. The Company does not believe that the Restructuring can be achieved in such event and that the Company may consequently be forced to liquidate. For a more detailed description of the classification and treatment of Claims, see "THE PREPACKAGED PLAN--Classification and Treatment of Claims and Equity Interests under the Prepackaged Plan."

 Impairment of Creditors

  Only Classes that are impaired under the Prepackaged Plan are entitled to vote to accept or reject the Prepackaged Plan, unless the Class is to receive no distribution under the Prepackaged Plan and is, consequently, deemed to have rejected the Prepackaged Plan. Under section 1124 of the Bankruptcy Code, a class of claims or interests is impaired unless, with respect to each claim or interest of such class, the plan:

    (i) leaves unaltered the legal, equitable and contractual rights to which the claim or interest entitles the holder thereof; or

    (ii) with certain exception, cures any default which occurred before or after the commencement of the chapter 11 case, reinstates the original maturity of the claim or interest and compensates the holder for any damages resulting from any reasonable reliance by the holder on a contractual provision or applicable law that permits acceleration of the debt.

  The Prepackaged Plan has four Impaired Classes: (1) Class 2 which consists of the Citibank Secured Claims; (2) Class 5 which consists of the Old Subordinated Debenture Claims; (3) Class 6 which consists of the LGE Claims; and (4) Class 7 which consists of Equity Interests.

  The Prepackaged Plan provides that, on or prior to the Effective Date, each holder of a Citibank Secured Claim must file and serve a written election designating whether or not such holder will be a lender under the Citicorp Exit Facility. If such holder elects to be a lender under the Citicorp Exit Facility, the Claim of such holder shall be treated as provided in the Commitment. If such holder elects not to be a lender under the Citicorp Exit Facility, on the Effective Date, unless such holder and the Company agree to a different treatment, the Claim of such holder (i) will be paid in full in cash by New Zenith or (ii) will otherwise be treated in any manner so that such Claim shall otherwise be unimpaired within the meaning of section 1124 of the Bankruptcy Code.

  The Prepackaged Plan provides that the holders of the Old Subordinated Debenture Claims shall receive a pro rata distribution of the New Debentures. See "DESCRIPTION OF NEW DEBENTURES--Comparison of the Old Subordinated Debentures and the New Debentures."

  The Prepackaged Plan provides that LGE shall receive 100% of the New Common Stock in exchange for the LGE Tranche B Claims and the LGE New Restructured Senior Note and the Reynosa Assets in exchange for the LGE Tranche A Claims, unless the Reynosa Asset transfer does not occur, in which case the principal amount of the New Restructured Senior Note shall be increased by $32.4 million (the value of the Reynosa Assets).

  The Prepackaged Plan provides that holders of Equity Interests shall receive no distribution and retain no property on account of their interests. On June 16, 1999 the last trading price for the Old Common Stock was $0.40625 per share.

 Notice to Creditors and Holders of Equity Interests

  The Company intends to deliver a notice, as soon after the commencement of the Prepackaged Chapter 11 Case as the Company is authorized by the Bankruptcy Court, advising parties in interest of the commencement of the case, the date set for the hearing on Confirmation of the Prepackaged Plan, and such other matters as the Bankruptcy Court may direct. Such notice will instruct parties in interest on the procedure for objecting to Confirmation of the Prepackaged Plan. Due to large number of creditors and holders of Equity Interests and the volume of documents involved in this case, the Company will not send all documents and pleadings to all parties in interest. Should a party in interest who was not designated by the Bankruptcy Court wish to receive copies of documents related to this case, it may seek to do so by filing an appropriate motion with the Bankruptcy Court.

  In accordance with section 1125 of the Bankruptcy Code and Bankruptcy Rule 3018(b), the Bankruptcy Court must determine whether all impaired creditors and holders of Equity Interests were provided with sufficient information and time in order to consider the Prepackaged Plan. If insufficient information or inadequate time was provided, the ballots received from those creditors and holders of Equity Interests regarding the Prepackaged Plan may be voided, in whole or in part, by the Bankruptcy Court.

 Conditions to Confirmation/Consummation

  It is a condition to Confirmation of the Prepackaged Plan that all provisions, terms and conditions of the Prepackaged Plan have been approved in the Confirmation Order.

  It is a condition to Consummation of the Prepackaged Plan that the following conditions have been satisfied or waived pursuant to the Prepackaged Plan:

    1. the Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Prepackaged Chapter 11 Case by the Clerk of the Bankruptcy Court, in form and substance acceptable to the Company;

    2. the Confirmation Order shall be an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought ("Final Order");

    3. a revolving credit facility and letter of credit subfacility shall be available to the Company in an amount not less than $150 million and on such terms and conditions as set forth in the Restructuring Agreement;

    4. all conditions precedent to the "Closing," as defined in the Restructuring Agreement, shall have been satisfied or waived pursuant to the terms thereof; and

    5. no more than 5% of the holders of Old Subordinated Debentures shall have marked Ballots so as not to consent to the releases contained in the Prepackaged Plan in favor of the D&O Releasees, the Investor Releasees and the Debenture Releasees.

  Other than as set forth in the Prepackaged Plan, the Company, in its sole discretion, may waive any of the conditions to Confirmation of the Prepackaged Plan and/or to Consummation of the Prepackaged Plan set forth in the Prepackaged Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Prepackaged Plan. In the event the Company waives such a condition, the Company does not intend to resolicit approval of the Prepackaged Plan. Pursuant to the Restructuring Agreement, however, LGE's consent is required for any such waiver. See "SPECIAL FACTORS--The Restructuring Agreement" and "THE PREPACKAGED PLAN--Conditions to Confirmation/Consummation--Waiver of Conditions."

                    Historical and Pro Forma Capitalization

  The following table sets forth the consolidated capitalization and cash and cash equivalents of the Company at (i) April 3, 1999 on an historical basis and on a pro forma basis giving effect to the Financial Restructuring as if it had occurred on April 3, 1999 and (ii) July 31, 1999 on a projected basis as if the Financial Restructuring had not occurred and on a pro forma basis giving effect to the Financial Restructuring as if it had occurred on July 31, 1999. During 1999, the Company expects to incur certain charges associated with its Operational Restructuring that are not included herein. The table should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's consolidated financial statements, including the notes thereto, located elsewhere in this Disclosure Statement. See "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

                                     As of                 Projected As of
                                 April 3, 1999              July 31, 1999
                                ----------------     ---------------------------
                                                        Without        With
                                           Pro         Financial     Financial
                                Actual    Forma      Restructuring Restructuring
                                -------  -------     ------------- -------------
                                           (Dollars in millions)
Cash..........................  $   5.2  $  20.2 (1)    $   --        $   --
                                =======  =======        =======       =======
LGE Extended Payables Claims..  $ 130.1  $   --         $ 140.0       $   --
                                =======  =======        =======       =======
Debt:
  Borrowings under Unsecured
   Bank Loans(2)..............  $  30.0  $  30.0        $   --        $   --
  Amended Citibank Credit
   Facility...................      --       --            73.2           --
  Post-Restructuring bank
   credit facility............      --       1.6            --           74.8
  LGE Leveraged Lease Claims..     89.3      --            76.4           --
  LGE Reimbursement Claims....     72.0      --           102.0           --
  LGE Demand Loan Claims......     30.0      --            45.0           --
  Old Subordinated Debentures
   (at face value)............    103.5      --           103.5           --
  New Debentures (at face
   value).....................      --      50.0            --           50.0
  LGE New Restructured Senior
   Note.......................      --     106.9            --          135.1
                                -------  -------        -------       -------
    Total debt................  $ 324.8  $ 188.5        $ 400.1       $ 259.9
                                =======  =======        =======       =======
Stockholders' equity:
  Old Common Stock, $1.00 par
   value, 150,000,000 shares
   authorized, 67,630,628
   shares issued and
   outstanding(3).............  $  67.6  $   --         $  67.6       $   --
  New Common Stock, $0.01 par
   value, 1,000 shares
   authorized, 1,000 shares
   issued and outstanding(4)..      --       --             --            --
  Additional paid-in capital,
   old........................    506.8    572.7          506.8         572.7
  Additional paid-in capital,
   new........................      --     200.0            --          200.0
  Retained earnings
   (deficit)..................   (962.3)  (909.0)        (994.5)       (938.5)
  Treasury stock, 105,181 Old
   Common Shares, at cost.....     (1.7)     --            (1.7)          --
                                -------  -------        -------       -------
    Total stockholders'
     equity...................  $(389.6) $(136.3)       $(421.8)      $(165.8)
                                =======  =======        =======       =======

--------

(1) Includes $15.0 million the Company would borrow under the LGE Demand Loan immediately prior to the Financial Restructuring.

(2) Represents the Company's credit obligations to Credit Agricole Indosuez, which were paid in full by LGE on April 20, 1999 following a demand by Credit Agricole Indosuez on LGE under its guarantee, resulting in an increase in LGE Reimbursement Claims.

(3) Excludes 3,020,000 shares of Old Common Stock issuable upon exercise of outstanding stock options as of April 3, 1999, of which 1,746,000 shares are issuable to LGE and 1,274,000 shares are issuable to employees. There will be no such options outstanding on a pro forma basis.

(4) New Common Stock does not show a value due to rounding in millions.

                           Business Plan Projections

  In connection with the planning and development of the Prepackaged Plan, certain financial projections were prepared by the Company in April 1999 to present the anticipated impact of the Prepackaged Plan and the Operational Restructuring (the "Business Plan Projections"). Such projections assume that the Prepackaged Plan will be implemented in accordance with its terms. Since the projections are based on forecasts of key economic variables, including without limitation estimated domestic market television sales, the introduction of digital television products, the Company's ability to exit manufacturing in an efficient manner, and the availability of externally sourced product at acceptable prices, the estimates and assumptions underlying the projections are inherently uncertain, and are subject to significant business, economic and competitive uncertainties. Accordingly, such projections, estimates and assumptions are not necessarily indicative of current values or future performance of the Company, which may be significantly less favorable or more favorable than as set forth. Holders of Claims are cautioned not to place undue reliance on the following projections. See "BUSINESS PLAN PROJECTIONS"; "RISK FACTORS--Certain Risks Relating to the Business Plan Projections" and "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."

  For presentation purposes, it is assumed that the Company files a chapter 11 proceeding in May 1999 and emerges from the chapter 11 proceeding in July 1999 (the "Reorganization Period") thus completing the Financial Restructuring of the Company. All costs presented in the Restructuring columns of the Business Plan Projections are assumed to take place during the Reorganization Period. However, not all costs presented in the column relate directly to the Financial Restructuring; some costs relate to the Operational Restructuring which coincides with the timing of the Financial Restructuring.

  On April 20, 1999 LGE paid $30.0 million to Credit Agricole Indosuez following a demand under LGE's guarantee of the Company's $30.0 million credit obligations to Credit Agricole Indosuez. As a result of LGE's payment, the amount of LGE's Reimbursement Claims increased by $30.0 million. The Company believes that this will have the effect of increasing its projected interest expense. The Business Plan Projections do not give effect to the Credit Agricole Indosuez payment, however, because it occurred after they were prepared. The Company does not believe the increase in projected interest expense would have a material impact on the Business Plan Projections.

                         ZENITH ELECTRONICS CORPORATION

                       PROJECTED STATEMENT OF OPERATIONS
                                  (Unaudited)
                             (Dollars in Millions)

                                                   For the year ended December 31,
                         -------------------------------------------------------------------------------------
                                  Projected     Projected    Projected
                         Actual   Unadjusted  Reorganization Adjusted  Projected Projected Projected Projected
                          1998       1999      Adjustments     1999      2000      2001      2002      2003
                         -------  ----------  -------------- --------- --------- --------- --------- ---------
Sales................... $ 984.8    $969.5        $  --       $969.5    $889.3    $935.1    $987.6   $1,018.3
Cost of products sold...   905.5     862.3           --        862.3     806.4     832.2     880.7      903.0
                         -------    ------        ------      ------    ------    ------    ------   --------
Gross Margin............    79.3     107.2           --        107.2      82.9     102.9     106.9      115.3
Gross Margin %..........     8.1%     11.1%          --         11.1%      9.3%     11.0%     10.8%      11.3%
Selling, general and
 administrative.........   126.6     129.2(a)        --        129.2     103.9     103.4     102.9      102.4
Engineering and
 research...............    39.1      32.6           --         32.6      12.0      11.4      10.8       10.3
Restructuring
 expense (b)............   165.7      13.0           --         13.0       --        --        --         --
Other operating expense
 (income), net (c)......   (43.0)    (38.8)          --        (38.8)    (34.8)    (43.6)    (53.5)     (52.2)
                         -------    ------        ------      ------    ------    ------    ------   --------
Operating income
 (loss).................  (209.1)    (28.8)          --        (28.8)      1.8      31.7      46.7       54.8
Gain (loss) on asset
 sales..................    16.6      11.0           --         11.0       --        --        --         --
Finance guarantee fee
 charge (d).............   (36.6)      --           (1.8)       (1.8)      --        --        --         --
Interest expense, net...   (43.4)    (43.8)          --        (43.8)    (29.3)    (31.2)    (31.7)     (30.0)
                         -------    ------        ------      ------    ------    ------    ------   --------
Income (loss) before
 reorganization items...  (272.5)    (61.6)         (1.8)      (63.4)    (27.5)      0.5      15.0       24.8
Reorganization
 items (e)..............     --        --           10.4        10.4       --        --        --         --
Taxes on income.........     3.0       --            --          --        --        --        --         --
                         -------    ------        ------      ------    ------    ------    ------   --------
Net earnings (loss)
 before extraordinary
 items..................  (275.5)    (61.6)        (12.2)      (73.8)    (27.5)      0.5      15.0       24.8
Extraordinary gain on
 debt retirement (f) ...     --        --           59.0        59.0       --        --        --         --
                         -------    ------        ------      ------    ------    ------    ------   --------
Net earnings (loss)..... $(275.5)   $(61.6)       $ 46.8      $(14.8)   $(27.5)   $  0.5    $ 15.0   $   24.8
                         =======    ======        ======      ======    ======    ======    ======   ========
Memo:
 Operating income
  (loss)................ $(209.1)   $(28.9)       $  --       $(28.9)   $  1.8    $ 31.7    $ 46.7   $   54.8
 Restructuring
  expense (b)...........   165.7      13.0           --         13.0       --        --        --         --
 Depreciation and
  Amortization..........    31.2       7.0           --          7.0       4.7       4.8       4.8        4.8
                         -------    ------        ------      ------    ------    ------    ------   --------
EBITDA (g).............. $ (12.2)   $ (8.9)       $  --       $ (8.9)   $  6.5    $ 36.5    $ 51.5   $   59.6
                         =======    ======        ======      ======    ======    ======    ======   ========

--------
(a) Selling, general and administrative expenses in 1999 include retention plan payments of $2.0 million for corporate employees.
(b) Restructuring expenses are detailed as follows:

                                                                   1998   1999
                                                                  ------  -----
       Loss on termination of Leveraged Lease (i)................ $ 68.8  $  --
       Accelerated amortization of deferred gain (i).............   (9.1)    --
       Impairment of property, plant and equipment (ii)..........   47.2     --
       Severance and other employee costs (iii)..................   24.8    7.4
       Plant closure and business exit costs (iii)...............   18.8    1.0
       Professional fees (iv)....................................   11.5    4.6
       Inventory writedowns......................................    3.2     --
       Other.....................................................    0.5     --
                                                                  ------  -----
         Total restructuring charges............................. $165.7  $13.0
                                                                  ======  =====

     --------
     (i) The loss on the termination of the Leveraged Leases is measured as the difference between the liability to LGE of $90.1 million, based upon its payment in performance of its guarantee of the Leveraged Leases, and the Other Receivable. The Other Receivable is stated at the appraised value of the assets to be received by the Company during the Reorganization Period. Simultaneous with the recognition of the loss, a lease-related gain of $9.1 million is recognized.
         This amount is the acceleration of the balance of a deferred gain on the 1997 sale of fixed assets into the Leveraged Leases. Historically, the gain was being amortized to income over the life of the lease.
     (ii) The estimated impairment of $47.2 million on property, plant, and equipment that occurred at the end of 1998 related to the execution of the Operational Restructuring. It is measured as the difference between the book value of assets and the appraised fair value in an orderly liquidation including environmental obligations.
     (iii) Various costs incurred to implement the Operational Restructuring including staff reductions, facility closures, and product line eliminations.
     (iv) Professional fees for advisors and consultants to assist in formulating and implementing the Prepackaged Plan.
  These costs are classified as Restructuring Costs because they are not incurred during the Reorganization Period as defined above.
(c) Other operating expense (income) includes royalty income from domestic VSB, tuner patent/other sources and miscellaneous items in amounts per year as follows:

                                                             Royalty
                                                             Income      Other
                                                           -----------  Income/
                                                            VSB  Other (Expense)
                                                           ----- ----- ---------
      1998................................................ $ --  $38.5   $ 4.5
      1999................................................   2.2  31.1     5.5
      2000................................................   6.1  30.2    (1.5)
      2001................................................  14.3  30.8    (1.5)
      2002................................................  26.6  28.4    (1.5)
      2003................................................  35.5  18.2    (1.5)

  Royalty amounts represent estimated gross revenues. Accordingly, the foregoing does not include any adjustment for costs or reductions relating to development, marketing and legal costs, which costs are included elsewhere in components of the Statement of Operations.
(d) Finance guarantee fees represent the accelerated write-off of unamortized deferred charges (bank, attorney, and LGE guarantee fees) associated with financing agreements terminated in the third quarter of 1998 and during the Reorganization Period and banking and financing fees related to the Company's efforts to obtain financing commitments in 1998. These are primarily non-cash amortization expenses.
(e) Reorganization items of $10.4 million are detailed as:

      Reorganization Costs (i):
       Severance coincident with Prepackaged Plan........................  $ 6.4
       Professional fees coincident with Prepackaged Plan................    1.6
       Professional fees during reorganization period....................    2.4
                                                                           -----
      Total reorganization expenses......................................  $10.4
                                                                           =====

     --------
     (i) Estimated reorganization expenses related to executing the Prepackaged Plan and Business Plan Projections. The timing and amount of these charges could vary significantly from the estimates presented depending upon the actual implementation of the Business Plan Projections and the timing of the bankruptcy proceedings.

(f) Extraordinary gain represents the gain realized on the retirement of the Old Subordinated Debentures at a discount from face value:

      Old Subordinated Debentures before restructuring (Current
       portion).......................................................  $  5.8
      Old Subordinated Debentures before restructuring (Long Term
       portion).......................................................    97.8
      Accrued interest on Old Subordinated Debentures (to July 31,
       1999)..........................................................     5.4
      less: New Debentures (at face value)............................   (50.0)
                                                                        ------
       Gain...........................................................  $ 59.0
                                                                        ======

(g) EBITDA represents operating income (loss) including royalties, before interest expense, income taxes, depreciation and amortization, and restructuring expenses. EBITDA is not intended to represent cash flow from operations or net income as defined by generally accepted accounting principles and should not be considered as a measure of liquidity or an alternative to, or more meaningful than operating income or operating cash flow as an indicator of the Company's operating performance. EBITDA is included herein because management believes that certain investors find it a useful tool for measuring a company's ability to service its debt.

      Comparison of the Old Subordinated Debentures to the New Debentures

  The following is a brief comparison of certain provisions of the Old Subordinated Debentures with the New Debentures. For a more detailed description of the provisions of the New Debentures, see "DESCRIPTION OF NEW DEBENTURES."

                         Old Subordinated Debentures   New Debentures
                         ----------------------------  ----------------------------
Aggregate Principal
Amount Outstanding...... $103.5 million                $50 million
Maturity Date........... April 1, 2011                 November 1, 2009
Interest................ 6 1/4% per annum, payable in  8.19% per annum, payable in
                         cash on April 1 and October   cash on May 1 and November 1
                         1 of each year                of each year
Redemption.............. The Old Subordinated          The New Debentures may be
                         Debentures may be redeemed    redeemed at the option of
                         at the option of the          the Company, in whole or in
                         Company, in whole or in       part, at par.
                         part, at a premium which
                         declined to par on April 1,
                         1996.
Conversion.............. The Old Subordinated          The New Debentures are not
                         Debentures are convertible    convertible.
                         into shares of the Company's
                         common stock at any time
                         prior to maturity at a
                         conversion price of $31.25
                         per share (subject to
                         adjustment).
Ranking; Security....... The Old Subordinated          The New Debentures will rank
                         Debentures are subordinated   pari passu with all senior
                         to the prior payment when     debt of the Company
                         due of all Senior             (including the LGE New
                         Indebtedness (as defined in   Restructured Senior Note)
                         the Old Subordinated          and will rank senior to any
                         Debenture Indenture,          subordinated debt of the
                         including the Citibank        Company. The New Debentures
                         Secured Claims, the Other     will not be secured.
                         Secured Claims, the
                         Unsecured Bank Loans, and
                         certain LGE Claims) and are
                         not secured.
Sinking Fund............ The Company is required to    None
                         provide through the
                         operation of a sinking fund
                         for the retirement on April
                         1 in each of the years 1997
                         to and including 2010 of 5%
                         of the principal amount of
                         the Old Subordinated
                         Debentures at par. The
                         Company may increase any
                         sinking fund payment to
                         retire up to
                         an additional 5% of the
                         principal amount of the Old
                         Subordinated Debentures
                         originally issued at par.

                                   Old Subordinated Debentures   New Debentures
                                   ----------------------------  ----------------------------
Events of Default................. Events of Default with        Same
                                   respect to the Old
                                   Subordinated Debentures
                                   include, among other things,
                                   default in payment of
                                   principal or premium,
                                   default for 30 days in
                                   payment of interest, default
                                   in the performance of other
                                   covenants for 90 days after
                                   notice, the acceleration of
                                   any indebtedness for
                                   borrowed money of the
                                   Company or any Subsidiary
                                   aggregating at least $5
                                   million and not rescinded
                                   within 10 days after written
                                   notice, and certain events
                                   of bankruptcy, insolvency or
                                   reorganization.
Remedies.......................... If an Event of Default        Same
                                   occurs, the Trustee or the
                                   holders of at least 25% in
                                   principal amount of all Old
                                   Subordinated Debentures then
                                   outstanding may declare the
                                   principal of all the Old
                                   Subordinated Debentures due
                                   and payable.
Covenants......................... The Old Subordinated          Same
                                   Debenture Indenture does not
                                   contain restrictive
                                   covenants. The only
                                   covenants of the Company are
                                   those regarding (i) payment,
                                   (ii) provision of periodic
                                   reporting, (iii)
                                   substitution of successors,
                                   and (iv) administrative
                                   matters, such as maintenance
                                   of a register of debenture
                                   holders, offices for notice
                                   and payment, filling
                                   vacancies in the trustee's
                                   office and the provision of
                                   a paying agent.

                               Voting Procedures

  The Bankruptcy Code provides that acceptances obtained prior to the filing of a petition will be effective in a chapter 11 case if the pre-petition solicitation of the acceptances complies with applicable non-bankruptcy law governing the adequacy of disclosure or, if there is no such applicable non-bankruptcy law, "adequate information" as defined under the Bankruptcy Code is furnished in connection with the Solicitation. The Company intends to use the ballots ("Ballots") and master ballots ("Master Ballots") received pursuant to this Solicitation to confirm the Prepackaged Plan once it has filed its Prepackaged Chapter 11 Case. The Company believes that this Solicitation complies with such applicable non-bankruptcy law and otherwise contains "adequate information" and will seek appropriate findings from the Bankruptcy Court in this regard.

 Acceptance of the Prepackaged Plan

  The Company will not hold a creditors' or shareholders' meeting to vote on the Prepackaged Plan. Rather, the Company is soliciting acceptances of the Prepackaged Plan by means of Ballots and Master Ballots. Any holder of Impaired Claims who wishes to vote with respect to the Prepackaged Plan should complete, sign and return the applicable Ballot or Master Ballot in accordance with the instructions set forth in this Disclosure Statement.

  All holders of Unimpaired Claims are conclusively presumed under the Bankruptcy Code to have accepted the Prepackaged Plan. Consequently, the Company is not soliciting acceptance of the Prepackaged Plan from holders of Unimpaired Claims.

  Any Class not receiving or retaining any consideration under the Prepackaged Plan is deemed to have rejected the Prepackaged Plan. Consequently, holders of Equity Interests are presumed under the Bankruptcy Code to have rejected the Prepackaged Plan, and the Company is not soliciting acceptance of the Prepackaged Plan from holders of Equity Interests.

  The following Classes of Claims are impaired under the Prepackaged Plan, and all holders of Claims in such Classes as of the Voting Record Date are entitled to vote to accept or reject the Prepackaged Plan: (i) Class 2--Citibank Secured Claims; (ii) Class 5--Old Subordinated Debenture Claims; and (iii) Class 6--LGE Claims. A Class of Claims will have accepted the Prepackaged Plan if votes to accept are cast by the holders of at least two-thirds in amount and more than one-half in number of Claims of such Class that vote on the Prepackaged Plan. See "RISK FACTORS--Certain Bankruptcy Considerations--Nonacceptance of the Prepackaged Plan--Confirmation by Cram Down." A holder of Old Subordinated Debentures may, in addition to voting on the Prepackaged Plan, mark its Ballot not to consent to the releases granted in favor of the D&O Releasees, the Investor Releasees and the Debenture Releasees by checking the box set forth on the Ballot.

  Any holder of Claims in more than one Class is required to vote separately with respect to each Class in which such holder has Claims. Please use a separate Ballot of the appropriate form to vote each such Class of Claims.

  Pursuant to the terms and conditions of the Restructuring Agreement, LGE has agreed to vote all of its Claims in favor of the Prepackaged Plan. In addition, the members of the Debenture Committee have entered into an agreement with the Company pursuant to which they have agreed to vote for and support the Prepackaged Plan. The members of the Debenture Committee have informed the Company that they collectively hold or control over 50% of the outstanding principal amount of the Old Subordinated Debentures. The members of the Debenture Committee are Loomis Sayles & Company, L.P., Mariner Investment Group and Caspian Capital Partners L.L.P. The Debenture Committee has retained Crossroads Capital Partners LLC as its financial advisor and Hebb & Gitlin as its legal advisor. See "SPECIAL FACTORS--Debenture Committee."

  In the event any impaired Class of Claims does not accept the Prepackaged Plan, the Bankruptcy Court may nevertheless confirm the Prepackaged Plan at the Company's request pursuant to the "cram down" provisions of the Bankruptcy Code if at least one impaired Class has accepted the Prepackaged Plan (with such acceptance being determined without including the acceptance of any "insider" in such Class) and, as to each impaired Class which has not accepted the Prepackaged Plan, the Bankruptcy Court determines, among other things, that the Prepackaged Plan "does not discriminate unfairly" and is "fair and equitable" with respect to such Class of impaired Claims. LGE is an "insider" within the meaning of Section 101(31) of the Bankruptcy Code, so the Class containing its claims cannot be an impaired accepting class for purposes of the "cram down" provisions of the Bankruptcy Code. The holders of Citibank Secured Claims and the members of the Debenture Committee are not "insiders." See "THE PREPACKAGED PLAN--Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims." Because the holders of Equity Interests will receive no distribution and retain no property under the Prepackaged Plan, that Class is presumed to have rejected the Prepackaged Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, that Class will be subject to

"cram down" as part of the Confirmation of the Prepackaged Plan. In addition, if the holders of the Old Subordinated Debenture Claims do not accept the Prepackaged Plan, the Company intends to initiate a "cram down" procedure with respect to the Class composed of the holders of the Old Subordinated Debentures. If such a "cram down" is approved by the Bankruptcy Court, holders of the Old Subordinated Debenture Claims would receive no distribution and retain no property.

  This Disclosure Statement, together with the accompanying forms of Ballot and Master Ballot, pre-addressed postage-paid envelope and other materials (the "Solicitation Materials"), are being furnished to holders of the Old Subordinated Debentures (i.e., holders whose respective names (or the names of whose nominees) appear as of the Voting Record Date on the securityholder lists maintained by State Street Bank & Trust Company, indenture trustee under the Old Subordinated Debenture Indenture or, if applicable, who are listed as participants in a clearing agency's security position listing). If such persons or entities do not hold for their own account, they should provide copies of this Disclosure Statement and the appropriate Solicitation Materials to the beneficial owners of the Old Subordinated Debentures for whose account they hold.

  THE SOLICITATION PURSUANT TO THIS DISCLOSURE STATEMENT WILL EXPIRE ON
              . TO BE COUNTED, BALLOTS AND, WHEN APPROPRIATE, MASTER BALLOTS,
MUST BE RECEIVED BY 5:00 PM., NEW YORK CITY TIME, ON               (THE
"EXPIRATION DATE"), UNLESS THE COMPANY, IN ITS SOLE DISCRETION, EXTENDS OR WAIVES THE PERIOD DURING WHICH BALLOTS AND MASTER BALLOTS WILL BE ACCEPTED BY THE COMPANY, IN WHICH CASE THE TERM "EXPIRATION DATE" FOR SUCH SOLICITATION SHALL MEAN THE LAST TIME AND DATE TO WHICH SUCH SOLICITATION IS EXTENDED.

  Except to the extent the Company so determines or as permitted by the Bankruptcy Court, Ballots or Master Ballots received after the Expiration Date will not be accepted or counted in connection with the request for Confirmation of the Prepackaged Plan.

  The Company expressly reserves the right, at any time or from time to time, to extend the period during which the Solicitation is open. During any extension of the Solicitation, all Ballots and Master Ballots previously given will remain subject to all the terms and conditions of the Solicitation, including the revocation rights specified herein. To extend the Expiration Date, the Company will notify the Solicitation Agent of any extension by oral or written notice and will make a public announcement thereof, each at any time prior to 10:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the means by which the Company may choose to make any public announcement, the Company will not have any obligation, unless otherwise required by law, to publish, advertise or otherwise communicate any such public announcement other than by issuing a news release through the Dow Jones News Service. There can be no assurance that the Company will exercise its right to extend the Solicitation.

  Ballots or Master Ballots previously delivered may be withdrawn or revoked at any time prior to the Expiration Date by the beneficial owner on the Voting Record Date who completed the original Ballot or by the nominee who completed the Master Ballot on such beneficial owner's behalf, as the case may be. The Company does not intend to commence a case under chapter 11 of the Bankruptcy Code prior to the Expiration Date, although it reserves the right to do so in its sole discretion. After commencement of a case under the Bankruptcy Code, withdrawal or revocation of any Ballot or Master Ballot may be effected only with the approval of the Bankruptcy Court.

  The Company expressly reserves the right to amend, at any time and from time to time, the terms of the Solicitation and the Prepackaged Plan (subject to compliance with the requirements of section 1127 of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure ("Bankruptcy Rules") and any applicable non-bankruptcy laws and, pursuant to the Restructuring Agreement, the approval of LGE).

  Beneficial owners of Claims as of the Voting Record Date electing to vote on the Prepackaged Plan should complete and sign the applicable Ballot and, when applicable, Master Ballot, and check the box entitled "Accepts the Prepackaged Plan" or "Rejects the Prepackaged Plan," as appropriate. Except as provided on the applicable Ballot or Master Ballot, the applicable duly completed Ballot or Master Ballot must be mailed or delivered to the Solicitation Agent at the address listed on the back cover of this Disclosure Statement. It is incumbent upon each holder of an Impaired Claim to select a delivery method for the submission of its Ballot or Master Ballot that will ensure timely receipt thereof in accordance with the instructions for voting set forth herein. Any beneficial owner whose securities were registered or held of record in the name of his broker, dealer, commercial bank, trust company, savings and loan or other nominee ("Nominee") who wishes to vote on the Prepackaged Plan, but who does not have a Ballot, should contact such Nominee and request a Ballot from such Nominee and return a completed Ballot to such Nominee.

  Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received by an impaired Class of Claims, only beneficial owners who vote will be counted. Failure of a beneficial owner to send to its Nominee or to the Solicitation Agent a properly executed Ballot or Master Ballot will be deemed to constitute an abstention by such beneficial owner with respect to a vote regarding the Prepackaged Plan. Abstentions, as a result of not submitting a properly executed Ballot or Master Ballot, will not be counted as votes for or against the Prepackaged Plan.

  Issues or disputes relating to the classification of holders of Claims or Equity Interests could result in a delay in the Confirmation and Consummation of the Prepackaged Plan, and could increase the risk that the Prepackaged Plan will not be consummated. See "RISK FACTORS--Certain Bankruptcy Considerations."

 Solicitation Agent

  Georgeson & Company Inc. will act as the solicitation and voting agent (the "Solicitation Agent") in connection with the Solicitation. Its telephone number is (800) 223-2064. All inquiries relating to the Solicitation, including any inquiries concerning the voting, should be directed to the Solicitation Agent at such telephone number. All deliveries to the Solicitation Agent relating to the Solicitation should be directed to the address set forth on the back cover page of this Disclosure Statement. Requests for information or additional copies of this Disclosure Statement or Ballots should be directed to the Solicitation Agent. See "SOLICITATION; VOTING PROCEDURES--Withdrawal of Ballots; Revocation."

 Notice Agent

  The Company intends to seek approval of the Bankruptcy Court to hire Poorman Douglas Corporation as the notice agent in connection with the Prepackaged Chapter 11 Case (the "Notice Agent"). The Notice Agent will process and deliver notices as required during the Prepackaged Chapter 11 Case. It may also assist the Company with other tasks.

                        U.S. Federal Income Tax Matters

  Upon Consummation of the Prepackaged Plan, the Company estimates realizing approximately $59.0 million of cancellation of debt income attributable to the exchange of New Debentures for the Old Subordinated Debentures and possibly an additional amount of cancellation of debt income attributable to the satisfaction of certain other Claims. The Company had an estimated $942.8 million NOL carryover as of December 31, 1998, which will be decreased by the amount of cancellation of debt income realized as a result of the Restructuring.

  In addition, the Company anticipates that it will undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended ("Tax Code") as a result of the Restructuring, but because the determination of ownership changes is highly fact specific, the Company's tax counsel is not providing an opinion as to whether the Prepackaged Plan will cause an ownership change. Subject to certain exceptions, if a corporation undergoes an ownership change, its annual use of its NOL carryover to offset taxable income in taxable years after the ownership change will be limited by Section 382 of the Tax Code (the "Section 382 Limitation"). Subject to certain exceptions, the Section 382 Limitation is equal to the product of the net equity value of all of the corporation's stock immediately before the ownership change and the long-term tax-exempt rate for the month in which the ownership change occurs. (The long-term tax exempt rate for June 1999 is 4.85%).

  Section 382(l)(5) provides an exception to the application of the Section 382 Limitation for ownership changes which occur as a result of a bankruptcy reorganization. The Section 382(l)(5) exception will apply if the corporation's pre-bankruptcy shareholders and holders of Qualifying Debt (as defined herein) own at least 50% of the corporation's stock after the reorganization. Because the determination of whether a Claim constitutes Qualifying Debt is highly fact-specific, the Company's tax counsel is not providing an opinion as to whether the exchanges contemplated by the Prepackaged Plan will qualify for the
Section 382(l)(5) exception. Under Section 382(l)(5), if the exchanges contemplated by the Prepackaged Plan qualify for the Section 382(1)(5) exception, such NOL carryover will not survive a subsequent ownership change if such ownership change occurs during the 2-year period immediately following Consummation of the Prepackaged Plan.

  If the Company does not qualify for Section 382(l)(5) or elects not to apply
Section 382(l)(5), Section 382(l)(6) will apply, in which case the Section 382 Limitation will be calculated by reference to the net equity value of the Company's stock immediately after the ownership change (as opposed to immediately before the ownership change, as is the case for non-bankruptcy ownership changes). In such case, since it is unclear what the net equity value of the Company immediately after Consummation of the Prepackaged Plan will be, the Company's use of its NOL carryover may be substantially limited after the ownership change.

  The determination of whether there is an ownership change is highly fact-specific, and it is possible that the exchanges contemplated by the Prepackaged Plan will not cause an ownership change. In such case, any change after the Effective Date that affects the percentage stock ownership of a 5% shareholder may trigger an ownership change depending on the magnitude of such change. If the Company is not in bankruptcy at such time, neither the Section 382(l)(5) nor Section 382(l)(6) exception will be available, and the Company's use of its NOL carryover will be subject to the general Section 382 Limitation as described above.

                                  Risk Factors

  Acceptance of the Prepackaged Plan and ownership of the Company's securities involves a high degree of risk. Prior to deciding whether and how to vote on the Prepackaged Plan, each holder of Impaired Claims should consider carefully all of the information contained in this Disclosure Statement, especially the factors described in "RISK FACTORS."

                                 RISK FACTORS

  Holders of Impaired Claims should read and carefully consider the factors set forth below, as well as the other information set forth or otherwise referenced in this Disclosure Statement, prior to voting to accept or reject the Prepackaged Plan. See "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."

Recent Operating Results, Independent Auditor's Report and High Leverage

  The Company faces liquidity problems caused by its significant debt burden and its historical net losses. The Company incurred net losses of $275.5 million, $299.4 million and $178.0 million for the years ended December 31, 1998, 1997 and 1996, respectively. The Company had a net loss of $25.1 million (including $3.3 million of restructuring charges) for the three months ended April 3, 1999. The Company's cash flows in 1996, 1997 and 1998 were, and, absent restructuring, its cash flows in the current and future years are projected to be, insufficient to meet its operating expenses, including its current interest and principal repayment obligations. The Company's independent public accountants included in their report on the Company's consolidated financial statements for the fiscal years ended December 31, 1997 and 1998 an explanatory paragraph that describes the significant uncertainty about the Company's ability to continue as a going concern due to recurring losses and a negative working capital position, and that the Company's financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. See "INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  As of April 3, 1999 the Company had $572.7 million in total current liabilities and a deficit in stockholders' equity of $389.6 million. As of April 3, 1999, the Company's current liabilities included a $130.1 million vendor credit line payable to LGE, $30 million in demand loans guaranteed by LGE, $89.3 million of LGE Leveraged Lease Claims (which equals the obligations of the Company to LGE resulting from LGE's payment of $90.1 million to settle the Company's obligations under the Leveraged Leases less proceeds from sales of Leveraged Lease assets) and $72 million of LGE Reimbursement Claims resulting from LGE's payments of $72 million under guarantees of other demand loans. Although the Financial Restructuring will reduce the Company's debt obligations by approximately $285 million upon the Confirmation of the Prepackaged Plan, the Company projects it will still have $259.9 million of indebtedness and will therefore remain highly leveraged after the Financial Restructuring. The Company's high leverage poses substantial risks to holders of the Company's debt and equity securities.

  In April 1999, the Company negotiated an extension of the Amended Citibank Credit Facility to the earlier of a bankruptcy filing by the Company and August 31, 1999. Further extensions may be necessary, but there can be no assurance that such extensions will be granted. See "--Events of Default; Risk of Acceleration or Termination." The Company believes that, giving effect to the Citicorp Exit Facility, following Consummation of the Prepackaged Plan, the Company's cash generated by operations and the estimated levels of liquidity available to the Company will be sufficient to permit the Company to satisfy its debt service requirements and other capital requirements. However, such belief is based on various assumptions, including those underlying the Business Plan Projections. Accordingly, there can be no assurance that the Company's financial resources will be sufficient for the Company to satisfy its debt service obligations and other capital requirements.

Certain Risks Relating to the Business Plan Projections

  The Company has developed its 1999-2003 business plan based on certain assumptions concerning its business, its ability to implement the Operational Restructuring, the general domestic market for consumer electronics products, its ability to sell assets, and timelines relating to its restructuring activities. See "BUSINESS PLAN PROJECTIONS." In the event that the actual performance of the Company is below that projected, the domestic market or demand for consumer electronics products is less than projected or the time required to achieve certain milestones in the Operational Restructuring is greater than expected, the Company may not be able to generate sufficient cash flow to meet its debt service requirements or operating cash needs.

  The Company prepared the Business Plan Projections in connection with the planning and development of the Operational Restructuring and the Prepackaged Plan. The Business Plan Projections assume that all aspects of the Prepackaged Plan and the Operational Restructuring will be successfully implemented on the terms outlined in this Disclosure Statement. Because such projections are based on forecasts of key economic variables, the estimates and assumptions underlying the Business Plan Projections are inherently uncertain and, though considered reasonable by the Company, are subject to significant business, economic and competitive uncertainties. The continuing economic crisis in Asia, where many major consumer electronics companies are headquartered and where a significant percentage of consumer electronics products are manufactured, may have a material impact on the Company's ability to realize the Business Plan Projections. The Company could face increased competition and price pressure for its products if Asian manufacturers shift sales to the U.S. domestic markets as a result of decreased consumer demand in other markets. Many of the Company's competitors are larger, more vertically integrated, currently manufacture in and sell to a number of international markets and may have greater access to capital during prolonged economic difficulties. There can be no assurance that the Business Plan Projections will be realized, and actual results may vary materially and adversely from those shown. The Business Plan Projections were developed in connection with the development of the Prepackaged Plan and should not be relied on for any other purpose. See "BUSINESS PLAN PROJECTIONS."

 Operating Entities, Facilities and Business Assumptions

  The Business Plan Projections include projected income, expenses and cash requirements of the Company's consumer electronics core businesses for all periods covered by the Business Plan Projections. The Business Plan Projections do not include income, expenses or cash requirements of the Company's Network Systems Division ("NWS") after 1999, as the Business Plan Projections assumes that all or a portion of those business lines will be sold in late 1999. To date, efforts to sell the NWS business have been unsuccessful. However, the Company is continuing to seek a buyer for all or a portion of the NWS business. See "--Ability to Maximize Value for Network Systems Division." The Business Plan Projections assume that the Chihuahua manufacturing facility for NWS is sold mid-year to a contract manufacturer who will source product back to the Company for the remainder of 1999. The Business Plan Projections incorporate the proceeds of the sale of manufacturing facilities and also include certain expenses associated with such sales, including environmental clean-up costs, employee severance and relocation expenses and brokerage fees associated with the sale of assets or operating businesses. The Business Plan Projections contemplate that the Company will outsource all or substantially all products by the end of the first quarter of 1999, and that all manufacturing facilities (other than the Reynosa Assets, which will be transferred to LGE pursuant to the Prepackaged Plan) will be transferred or sold to third parties by the end of 1999. The Company took charges in 1998 related to the termination of the Leveraged Leases in the amount of $68.8 million, representing the loss difference between the $90.1 million payment made by LGE and the $21.3 million appraised fair market value of the equipment.

  The Business Plan Projections assume that products required for the Company's offered lines in 1999 and later years will be available and obtainable from third parties, including LGE, at the prices or margins set forth in the Business Plan Projections. No allowances have been made or contingencies budgeted for in the event there are shortages in raw materials, component parts or finished product within the requirements of the Company's projected product lines. No allowances have been made for increased costs or for extraordinary costs associated with procuring or shipping necessary component parts or finished product in the event of unforseen economic or political difficulties in the locations from which the Company currently expects to obtain such goods. If the Company is unable to obtain outsourced product on expected terms or due to shortages or political or economic uncertainties or hostilities in any location from which it currently expects to obtain products, the Company may not be able to meet the timetable or budget for outsourced products.

  The Business Plan Projections also include and assume certain costs and expenses associated with the transformation from manufacturing to a sales, distribution and technology strategy. Such costs and expenses include severance and vacation relating to layoffs in the manufacturing segments of the Company's business, legal costs for contract terminations, environmental charges associated with the disposition of facilities, outplacement expenses for personnel, retention program costs for key personnel and consultant fees for professionals. The Company's estimates and assumptions with respect to all such fees include estimates of the time required to complete project phases.

  The Business Plan Projections also include certain assumptions concerning accounts receivables and inventory turns, as well as for capital budget requirements and depreciation expense. Those assumptions are based on current performance and the expectation of improved performance during the Company's restructuring and conversion to outsourcing. Such improvements in performance, particularly with respect to inventory and accounts receivable turns, depend in part on factors outside of the control of the Company, such as the market for consumer electronics and the general economy. Lack of demand for consumer goods and a general downturn in the economy would have a detrimental effect on the Company's planned performance in these areas. The Company anticipates that additional costs will be incurred, including increased interest and carrying costs, if it is unable to achieve the performance levels and timing for performance as contemplated in the Operational Restructuring. If the Company is unable to meet improved performance goals, the Company may not be able to meet the budget established under the Business Plan Projections.

 Assumptions Concerning Credit Facilities

  The Company executed the Amended Citibank Credit Facility as of June 29, 1998, and it was further amended in December 1998 and April 1999 to extend the term of the facility until the earlier of a bankruptcy filing by the Company and August 31, 1999. In addition, pursuant to the Restructuring Agreement, LGE has agreed to provide the LGE New Credit Support and has provided a letter of intent covering such facility. LGE's obligation to provide such financing is subject to the conditions set forth in the Restructuring Agreement.

  The Business Plan Projections incorporate the terms of the DIP Facility and the Citicorp Exit Facility contained in the Commitment and assume per annum interest rates of 10.0% on borrowings under both facilities. Failure of the Company to obtain credit facilities meeting the availability levels or on less favorable terms than those included in the Business Plan Projections may adversely affect the Company's ability to implement the Operational Restructuring.

 Assumptions Concerning VSB

  The Company has developed the vestigial sideband ("VSB") digital transmission system adopted by the Federal Communications Commission as part of the Advanced Television Systems Committee ("ATSC") digital television broadcast standard for terrestrial broadcasting. Any consumer product that receives an ATSC digital television signal will require the use of the Company's technology. However, the rate of absorption of the technology into the U.S. consumer electronics industry cannot be determined with certainty at this time.

  Initial digital broadcasts began in the U.S. in selected markets in November 1998. All digital signals originating at or directly from broadcasters' terrestrial transmission antennas are mandated to use the ATSC digital signal standard. The ATSC mandate will not, however, apply to non-terrestrial digital signals such as cable or satellite system signals under current regulations. Cable or satellite system operators may elect to use or carry some form of ATSC digital signal, but will not be required to do so. In the United States, the cable television industry, which provides television transmissions to approximately 70% of U.S. households, has not currently indicated that it will carry transmissions in VSB-compatible formats.

  The Business Plan Projections assume certain timing and absorption of digital products by consumer markets, and that the current federally mandated timing of HDTV and digital broadcasts would be met. While initial digital broadcasts began in November 1998, the amount of programming is expected to be limited for some time. In addition, television manufacturers, including the Company, are experiencing delays in getting digital products to market at mass-market price points. The Business Plan Projections contemplate that domestic VSB royalties, excluding development costs, received by the Company in cash will account for a significant portion of the Company's cash flow by 2003. These royalties would be received from the integration of the VSB technology into televisions, VCRs, DVDs, converter boxes, personal computers, satellite boxes, cable boxes and add-in cards for personal computers. The Company's assumptions regarding the absorption of digital products by consumer markets are based in part on information provided by industry observers. These markets are moving rapidly and the industry observers may periodically update their views and predictions accordingly. There can be no assurance that any such revisions will not materially affect the Business Plan Projections.

  The Business Plan Projections also include certain assumptions concerning the royalty rates that the Company will be able to negotiate from other consumer electronics companies and other potential users of VSB technology. There can be no assurance that the Company will be able to obtain the royalty rates included in its projections. Additionally, the Company's cash flow income from VSB royalties may be adversely impacted by royalty free cross-licensing agreements involving VSB which are required in order to give the Company access to technologies which it believes are necessary for its own product lines. The Company expects to finalize its VSB licensing strategy and begin to negotiate licenses in the second quarter of 1999. The Company's initial strategy was to negotiate licensing terms following its Financial Restructuring. As a result of the passage of time, however, the Company decided to begin its licensing program prior to completion of the Financial Restructuring. The Company is not currently collecting royalties on its VSB technology, but expects that these licenses, when granted, will be retroactive to the first production or sale of the licensed products.

  The absorption rate of VSB technology into other non-television consumer electronics, such as personal computers, is uncertain at this time. There can be no assurance that VSB technologies will be incorporated into non-television consumer electronics within the time periods and at the absorption rates contemplated by the Business Plan Projections.

  There can be no assurance that the ATSC digital television standard will be adopted in other countries. Canada, Taiwan, the Republic of Korea and Argentina have adopted the ATSC digital television standard that would incorporate VSB technologies but Western Europe, Australia and Singapore have already adopted a non-VSB digital broadcast standard and Japan appears likely to adopt a non-VSB standard. The Business Plan Projections do not include non-domestic (i.e., non-United States) revenues from licensing activity and royalties relating to VSB technologies because the Company believes such revenues to be highly speculative and unreliable for business planning purposes. Potential non-domestic VSB revenues are subject to certain risks and variables that are far more extensive and material than the risks and variables presented by the Company's domestic VSB revenue projections. These risks and variables include: international economic conditions, both market-by-market and global; standards adoption processes and the interaction between de facto and government decreed standards (for countries that have yet to adopt a standard); influence of infrastructural elements; lack of historical information for the potential market; market drivers and consumer adoption; political and economic influences as among potential market countries; source of transmission content; lack of patent protection in some countries; technical considerations; broadcaster plans; and consumer electronics equipment manufacturer plans. See "BUSINESS PLAN PROJECTIONS--Assumptions Concerning VSB."

  Additionally, the ATSC digital television standard is one of several technologies currently competing for dominance in digital broadcasting internationally. In addition to the alternative broadcast standard adopted in Western Europe, Australia and Singapore, cable television and satellite providers each employ a different competing standard that allows for digital broadcasts over those systems. Japan has also developed an alternative digital broadcasting standard. In all cases, the companies associated with competing digital broadcast standards are currently involved in efforts to seek adoption of those competing standards in other countries that have not yet established national standards. In many cases, those companies have greater resources available to promote the competing standards than those resources available to the Company for similar efforts. There can be no assurance that the ATSC standard, and therefore VSB technology, will achieve a significant market share globally, or that, in the face of technological innovation, will remain the standard in markets where it is currently adopted.

Risks Associated with Proposed Operational Restructuring

  The Company has formulated the Operational Restructuring, which contemplates that the Company will substantially restructure the way in which it does business. The Company plans to transform its primary business operations from those of a vertically integrated television manufacturer, with research and development design, manufacturing, marketing, sales, distribution, parts and service functions, to a sales, distribution, and technology company with all or substantially all product lines produced on an outsourced basis. There are potential disadvantages, adverse consequences and risks associated with the Operational Restructuring.

 Exiting Manufacturing

  The Company currently operates three manufacturing facilities: Reynosa, which will be transferred to LGE under the Prepackaged Plan; Chihuahua, which produces set-top boxes for NWS; and a small component parts operation in Chicago. The Company ceased production at its Melrose Park manufacturing facility in March 1999 and is currently in the process of decommissioning the equipment and shutting down the facility. As part of the Operational Restructuring, the Company is seeking to sell or shut down manufacturing facilities in Chihuahua and sell excess facilities in Reynosa, Mexico. Until a sale or closure of any facility has been finalized, the Company would continue to bear some costs associated with basic maintenance relating to plant and equipment. With respect to the closing or sale of the Company's Mexican operations, under Mexican law, certain tax, administrative, severance and other employee benefit claims enjoy priority treatment and will be paid first from potential proceeds of the sale or transfer of such assets. The Company currently estimates the aggregate of such liabilities to be approximately $23.4 million. Additionally, the Company expects that it will incur additional expenses related to expatriate U.S. workers assigned to Mexican facilities, including relocation costs.

  From 1998 to May 25, 1999 the Company sold assets to unrelated third parties following arms'-length negotiation for cash and purchase credits totaling $71 million pursuant to the Operational Restructuring. Such assets had appraised values with a range from $60.3 million to $73.5 million. The Company believes that the prices obtained were fair. Based on appraisals received by the Company and the results of its sale efforts to date, the Company estimates that it will receive approximately $36 million to $42 million more in sale proceeds from sales of assets to third parties pursuant to the Operational Restructuring. In addition, as part of the Prepackaged Plan, the Company will transfer the Reynosa Assets, which have an appraised value of $32.4 million.

  The Company may not be able to accomplish the sale of each of its remaining facilities within the time frame contemplated by the Operational Restructuring or may be unable to obtain offers at the price levels contemplated in the Business Plan Projections. Failure to finalize any sale within the schedule of the Operational Restructuring will result in additional costs and expenses to the Company. Failure to achieve the sale price contemplated by the Business Plan Projections may result in a shortfall in cash required to accomplish the Operational Restructuring. Such additional costs and expenses or cash shortfalls could have a material adverse effect on the Company's business, financial condition, results of operations, ability to implement the Restructuring and ability to meet its financial obligations, including those under the New Debentures. Additionally, the disposition schedule contemplated by the Operational Restructuring and the nature of the market for the facilities may adversely affect the selling price for the facilities. The Company's plants vary in layout, age, features and condition, and may not be suitable for alternative uses.

  In November 1998, the Company entered into agreements with Philips Electronics North America Corporation ("Philips") for the sale of certain equipment located at the Company's Melrose Park facility, including some of the equipment previously leased by the Company under the Leveraged Lease (Melrose Park), and the purchase of color picture tubes. The purchase price for the equipment is payable in credits against picture tube purchases by the Company over a three-year period. The amount of purchase credits ranges from $17.2 million to $23.9 million, depending upon the amount of picture tube purchases. The amount of picture tubes to be purchased from Philips depends on the Company's requirements for picture tubes, which depends on customer demand and sales volumes. The Company has no right to use the credits after the expiration or termination of the manufacturing agreement, and may not receive any credits in exchange for the equipment if it breaches or terminates the manufacturing agreement. A substantial portion of the equipment sold to Philips was owned by the owner trust under the Leveraged Lease (Melrose Park), which is controlled by LGE as a result of LGE's payments under its guarantee of the Company's obligations under the Leveraged Leases. The Company purchased such equipment from the owner trust immediately prior to the sale to Philips in exchange for approximately $11.5 million of the credits to be received by the Company from Philips. Pursuant to its agreement with the owner trust, the Company may purchase the credits for cash from the owner trust. The Company expects to purchase such credits from the owner trust as necessary to acquire picture tubes from Philips.

  On October 7, 1998, the Company sold its Glenview, Illinois headquarters building to BRE/Glenview I Inc. for $23.3 million. The proceeds of the sale of the building were used, as required under the Amended Citibank Credit Facility, to repay certain debt under that facility, which permanently reduced that portion of the facility secured by the Company's real estate assets. The terms of the sale included a lease agreement under which the Company is permitted to be a tenant in the building through December 1999. In May 1999, the Company extended its lease at the Glenview headquarters through December 2000. The Company has reduced the amount of space it occupies in the building, as provided in the lease amendment. The base rent payable by the Company is $5.00 per rentable square foot to January, 2000, and the Company is required to pay its pro-rata share of the operating expenses and real estate taxes associated with the building during that period. From January 1, 2000, the rent payable by the Company will be $21.50 per square foot for three office floors and $8.00 per square foot for basement space. Such rates are inclusive of operating costs. The Company is reviewing alternative locations for its headquarters, but has not yet entered into any agreement for replacement office space.

  In February 1999, the Company sold its electron gun operations located in Matamoros, Mexico to a third party. The sale also included certain projection television tube manufacturing equipment under the Leveraged Lease (Mexico). In April 1999, the Company sold substantially all of the assets located at its Cd. Juarez facility to subsidiaries of Kimball International, Inc. for approximately $23.8 million. The Company is now in the process of selling the remaining assets located at the facility. The sale of the remaining Mexican manufacturing facilities is dependent in part on the condition of the real estate market in Mexico in general and in the "maquiladora" designated regions in particular. A "maquiladora" is a Mexican corporation, generally 100% foreign owned, that operates under a special Mexican regulatory program which provides certain tax and customs duties privileges to manufacturers who import raw materials and equipment to assemble products in Mexico, with such products to be exported and sold outside of Mexico. International trade considerations, including customs, duties, North American Free Trade Agreement ("NAFTA") requirements and the currency markets with respect to the Mexican Peso and currencies of other competing off-shore manufacturing areas influence the decision of other companies to select Mexico as a manufacturing location. There are substantial risks associated with changes in international economies that may influence the Company's ability to sell its Mexican operations within the schedule and budget set forth in the Operational Restructuring.

  The Company will depend on third-party suppliers to provide the Company with substantially all of its consumer electronics product line for 1999 and beyond. Failure to enter into necessary outsourcing contracts could have a material adverse effect on the Company's business, financial condition, results of operations, ability to implement the Restructuring and ability to meet its financial obligations, including those under the New Debentures.

  The Financial Restructuring currently anticipates that the Company will transfer the Reynosa Assets to LGE in exchange for the forgiveness of debt owed by the Company to LGE, and the Operational Restructuring currently provides that the Company will outsource certain products from the LGE-owned Reynosa Assets after the Restructuring. The Company and LGE have not yet entered into any agreement or contract concerning the products to be outsourced from the Reynosa Assets after the transfer to LGE, nor has pricing for those products been established; however, the parties are engaged in negotiations while the structure of the Reynosa Assets transfer under the Financial Restructuring is being finalized. The Company believes that it would be beneficial to its outsourcing efforts to have the Reynosa Assets (while owned by LGE) provide certain products due to the general unavailability of certain screen-sized televisions and uniquely designed commercial products models through other manufacturers. The Company currently anticipates purchasing approximately $431 million in finished products and components from the Reynosa facility for its 1999 model year. Because no contract concerning transfer of the Reynosa Assets or outsourcing from the Reynosa Assets following the transfer to LGE currently exists, there can be no assurance that the Company will be able to procure products from this source at prices or in volumes anticipated by the Operational Restructuring.

  The Company currently manufactures certain components and sub-assemblies at the Reynosa facility that may be required by suppliers to the Company following its exit from manufacturing. The Company and LGE have not yet reached agreement on whether LGE will continue the manufacture of those components and sub-assemblies following the transfer of the Reynosa Assets. If those components and sub-assemblies are not manufactured at Reynosa following the transfer, the Company may need to seek alternative sources, pre-build parts and inventories of finished goods, or delay some of its intended product lines until suitable component and sub-assembly manufacturers can be located and contracts secured for the Company's products. If the Company is unable to reach agreement with LGE concerning outsourcing and component supply, the Company may not be able to complete the Operational Restructuring. See "-- Outsourcing Initiatives."

  Environmental issues associated with each property may also affect the value from the sale of the manufacturing facilities realized by the Company. The manufacture of televisions and television components involves the use of hazardous chemicals and substances including metals, caustics, acids, volatile and semivolatile organic chemicals, plastics and resins. Potential purchasers of any one of the manufacturing facilities offered for sale by the Company may require escrows, indemnities or other financial considerations from the Company. See "RISK FACTORS--Legal Proceedings."

 Outsourcing Initiatives

  The Operational Restructuring calls for the Company to outsource all or substantially all of its product lines. While the Company outsourced some small screen televisions, all of its VCRs, and many television components and accessories prior to the beginning of the 1999 model year, there are substantial risks associated with the Company's plan to outsource all or substantially all of its product lines, including without limitation: (i) limited manufacturing capacity within the television and consumer electronics industries; (ii) many sources of manufacturing capacity for the Company's outsourcing requirements are the Company's competitors within the United States domestic television market and may be unwilling to supply products with features and at prices assumed in the Business Plan Projections; (iii) trade restrictions and customs duties related to products produced outside of the territories covered by NAFTA may significantly affect the Company's ability to import goods or components, particularly high end or high featured televisions, at competitive prices; (iv) the Company may not be able to meet financial requirements, including payment and security terms, imposed by outsourcing manufacturers and component suppliers; and (v) long lead-times required for the design and sourcing of televisions and consumer electronics (generally in the six- to twelve-month range) may delay completion or continued performance of the Operational Restructuring.

  Between October and December 1998, Zenith signed definitive supply agreements with vendors relating to significant portions of its 1999 model year requirements. These contracts cover console televisions, small and medium screen direct-view sets, TV/VCR combination sets and large screen projection television sets. The Company has agreed to purchase direct view television sets from Action Electronics Co., Ltd, Daewoo Electronics Company, Ltd. and from the Company's facilities in Reynosa, Mexico which are to be transferred to LGE under the terms of the Prepackaged Plan. The Company has contracted with Five Rivers Electronics Innovations, LLC for the manufacture and assembly of console television sets, which will incorporate picture tubes produced under agreement with Philips and Thomson Consumer Electronics and chassis assembled in the Reynosa facility. Front and rear projection televisions and components will be purchased from several manufacturers, including Hitachi Home Electronics (America), Inc. and from the Company's Reynosa facility. No minimum purchase volume is established under any of the contracts. Each agreement provides for price adjustments for changes in Zenith's product specifications. Additionally, some of the agreements have specific financial requirements concerning payment terms and conditions that are subject to credit availability under the Company's DIP or post-restructuring credit facilities during the 1999 model year.

  The Company has also entered into supply agreements with Philips and Thomson Consumer Electronics relating to color picture tube requirements for the 1999 model year. Each of the supply agreements requires that the seller supply a specific percentage of the Company's requirements for medium screen color picture tubes. The agreement with Philips includes provisions relating to Philips' purchase of some of the equipment located at the Company's Melrose Park facility, including some of the equipment previously leased by the Company under the Leveraged Lease (Melrose Park).

  While the Company has identified parties that it believes have the capacity and interest to provide all or substantially all of the products in its 1999 model year line, the Company has not entered into definitive agreements concerning its 1999 model year requirements for HDTV products, front-projection televisions, VCRs, TV/VCR combination sets or for some accessories or components which the Company expects to purchase from LGE or an affiliate of LGE or other vendors, in each case also under purchase order arrangements.

  The ability of the Company to achieve its Operational Restructuring requires that all outsourcing contract negotiations for each model year be finalized within sufficient lead time to allow product sources to order components and schedule production and delivery to meet the Company's forecasts. Such lead time schedules vary from supplier to supplier. Failure of the Company to finalize all product specifications, allowing suppliers' scheduling of component parts, manufacturing or delivery could result in delays in delivery of products, which could, in turn, have a material adverse effect on the Company's business, financial condition, results of operations, ability to implement the Restructuring and ability to meet its financial obligations, including those under the New Debentures. Failure of the Company to obtain credit facilities with sufficient capacity to meet the requirements of those contracts could result in delays of product delivery and materially impact the Company's ability to implement the Restructuring.

  Pursuant to the Prepackaged Plan, the Company may transfer to LGE the Reynosa Assets in return for the forgiveness of debt. The Company is currently negotiating terms with LGE under which the Company will procure certain products from Reynosa following that transfer but no contract relating to that outsourcing relationship has been completed at this time. In some cases such contract may be at prices or under terms less favorable to the Company than those included in assumptions used in formulation of the Operational Restructuring. The Company expects, however, that initial pricing terms for outsourcing from Reynosa to fall within the assumptions underlying the Business Plan Projections. The Company currently anticipates purchasing approximately $431 million in finished products and components from the Reynosa facility for its 1999 model year, a portion of which is expected to be purchased following the transfer of the Reynosa Assets to LGE in connection with the Restructuring. See "BUSINESS PLAN PROJECTIONS--Cost of Goods Assumptions."

  Due to continuing industry production under-capacity for new technology products, particularly in high end, high feature television sets, the Company may not be able to offer expanded product lines incorporating such new technologies at attractive prices. Such products include HDTV sets and plasma screen monitors. Many of these products typically have higher margins than older technology, smaller screen products or products with fewer features. Additionally, manufacturers with over-capacity in these product lines may be unwilling or unable to manufacture sets to Company specifications or to unique Company designs due to tooling requirements. Successful brand definition through unique designs and features is critical to the ability of the Company's outsourcing efforts. The Company believes it must be able to provide products which are easily differentiated from those of its competitors, including competitors providing outsourced products to the Company, in order for a marketing plan to be successful.

  There can be no assurance that the Company will be successful in procuring all outsourced products at the prices and covering the product lines contemplated by the Operational Restructuring. With the exception of the picture tube agreement described above, the Company has not yet entered into any agreements with suppliers for model years after 1999. Failure of the Company to provide its planned product line at the designated price points could adversely impact the ability of the Company to place products in targeted retail outlets or maintain targeted market share and could have a material adverse effect on the Company's business, financial condition, results of operations, ability to implement the Restructuring and ability to meet its financial obligations, including those under the New Debentures. Continued delays in the implementation of all aspects of the Operational Restructuring or in the Confirmation of the Prepackaged Plan may also adversely influence consumer attitudes toward the Company's products.

 Assumptions Concerning Other Royalty Revenue

  The majority of the Company's current royalty income relates to several core patents used in tuner applications on consumer electronics. Those tuner patents are scheduled to expire by 2003. The Business Plan Projections assume that the royalty revenue from licenses associated with the tuner patents, excluding development and management costs, will be more than $25 million for each of the years 1998-2002 and $14 million in 2003. In June 1998, Funai Electric Co., Ltd., a licensee of the Company's tuner patents, filed suit against the Company seeking a declaratory judgment that the Company's tuner patents were invalid and unenforceable, or that the plaintiff's use of certain technologies in its current products did not infringe on the Company's tuner patents. The complaint seeks the return of previously paid royalties. The plaintiff also sought a preliminary injunction precluding the Company from terminating its licensing agreement and allowing it to pay future royalties into an escrow. The court has denied the plaintiff's request for injunctive relief. See "RISK FACTORS--Legal Proceedings" and "BUSINESS--Legal Proceedings." If a challenge to the tuner patents were successful prior to 2003, or if an alternative technology was developed which alleviated the requirement that televisions or VCRs include the Company's patented processes, income received from such patents could be significantly reduced during the term of the Operational Restructuring. The loss of all or a substantial portion of such tuner patent royalties would have a material adverse effect on the Company's business, financial condition, results of operations, ability to complete the Operational Restructuring and ability to meet its financial obligations, including those under the New Debentures.

 Timing

  The Business Plan Projections include a number of assumptions concerning the time within which the Company will achieve certain milestones in its conversion from a manufacturing to a sales, distribution and technology company. Most, if not all, steps in the Operational Restructuring require actions by parties (such as lenders, suppliers, customers and purchasers of assets to be sold) or the occurrence of events (such as asset sales and agreement on outsourcing arrangements) that are outside of the control of the Company for completion. Any delay in achieving any portion of the Operational Restructuring could result in additional costs or expenses to the Company, for which the Company will incur additional cash needs. Such additional cash needs may not be covered by or available under the capital and funding structure available to the Company and upon which the Business Plan Projections are based. For example, elements of the Operational Restructuring, such as the sale or divestiture of certain assets, the ability to enter into contracts for outsourced products at the prices and on the schedules included in the Business Plan Projections, the ability of the Company to reduce its inventories through sales or the ability of the Company to draw under certain credit facilities, are all time sensitive within the Operational Restructuring and are not yet certain. There can be no assurance that the Company will meet the milestones required under the Operational Restructuring in accordance and within the time frame assumed in the Business Plan Projections.

  On November 16, 1998, the Company and LGE entered into Amendment No. 1 and Waiver to the Restructuring Agreement to extend the delivery date of the Implementation Program (as defined) from August 31, 1998 to November 30, 1998 and to defer until November 30, 1998 the Company's obligation to pay interest to LGE on certain amounts owed by the Company to LGE. Following the recommendation of the Special Committee and the approval of the Board, in June 1999 the Company and LGE entered into an Amended and Restated Restructuring Agreement to extend the date by which the Prepackaged Plan must be consummated to September 15, 1999, modify various provisions of the Restructuring Agreement to reflect the terms of the Citibank Exit Facility and Lock-Up Agreement and defer until May 31, 1999 the Company's obligation to pay interest to LGE on certain amounts owed by the Company to LGE.

  LGE may terminate the Restructuring Agreement if the Prepackaged Plan is not consummated prior to the deadline in the Restructuring Agreement. There can be no assurance that the Company will be able to comply with the deadlines and other conditions in the Restructuring Agreement.

 Ability to Maximize Value for Network Systems Division

  NWS has designed, manufactured and distributed set top boxes for the cable and satellite television industries for the past 15 years. In 1998, NWS sales accounted for $106.1 million, or about 11% of the Company's total sales of $984.8 million. In 1997, NWS sales accounted for $56.9 million, or about 5% of the Company's total sales of $1.2 billion. The increase in NWS sales from 1997 to 1998 primarily resulted from shipments of digital set top boxes, which were first introduced in the second half of 1997. In 1996, NWS sales accounted for $82.4 million, or about 6% of the Company's total sales of $1.3 billion. The majority of NWS' current business is derived from two strategic contractual relationships with Americast and with affiliates of News Corporation for the production of digital set top boxes. Americast was initially a consortium of four Regional Bell Operating Companies which compete with cable and satellite providers in the delivery of video entertainment services to subscribers. Zenith sells digital satellite receivers to News Corporation-affiliated satellite network providers. NWS' main domestic competitors have substantially greater market share and have strong relationships with large, traditional, domestic cable television service providers. The Company's current financial situation has to some extent affected NWS' ability to attract additional business. There can be no assurance that the Company will continue as a major supplier to Americast or News Corporation or their affiliates, or that the current contracts will remain in force for the term of the Business Plan Projections. Both major NWS customers currently have alternative sources for some or all set top box models they offer in their businesses. NWS and its advisors have informed Americast, the consortium members, and News Corporation of its intention to locate an investor for the business and elicited their support. The Americast agreement has been amended to adjust volume, pricing and products covered. The value of NWS may also be affected by further contract negotiations involving changes in prices or volumes.

   In connection with the Operational Restructuring, the Company has been attempting to find an investor in, or a buyer for, NWS since early 1998. Although the Company received preliminary bids or indications of interest relating to the purchase of NWS in late 1998, such bids have been withdrawn, and the prospective buyers have notified the Company that they are no longer interested in purchasing NWS. The Company is continuing to seek a buyer for all or a portion of the NWS business. The Company's Business Plan Projections contemplate the sale of NWS in late 1999. There can be no assurance that the Company will be able to locate an investor in or to sell NWS within the time period or for the price contemplated in the Operational Restructuring or that Americast or News Corporation or their successors will consent to any such transaction.

 Sales, Distribution and Technology Company

  The Company's Operational Restructuring contemplates that the Company will exit manufacturing and will become a sales, distribution and technology company, capable of designing and specifying features for its products on a year-by-year basis and largely outsourcing the manufacture of those goods. The Operational Restructuring assumes that the Company will be able to adopt a "best of the breed" design philosophy, incorporating the newest and highest demand features and capacities into its models each year, without regard to the restrictions of manufacturing capabilities within any supplier's facilities. The Operational Restructuring also contemplates that the Company will maintain or build its current warranty, parts and service and accessory businesses. Failure to implement such design philosophy (or to maintain or build warranty, accessory, parts and service businesses, including increasing margins in some of those areas) could have a material adverse effect on the Company's business, financial condition, results of operations, ability to complete the Operational Restructuring and ability to meet its financial obligations, including those under the New Debentures.

  The Business Plan Projections also assume that the Company's market share will remain consistent with the Company's historical market share, except that the Operational Restructuring contemplates that the Company will focus its efforts in larger screen sizes and in digital products. The Business Plan Projections assume that the Company will be able to achieve at least a 4% to 7% share of the digital product market in the later years of the Operational Restructuring. There can be no assurance, however, that the Company will be able to achieve such market share. The Business Plan Projections assume certain timing and absorption of digital products by consumer markets, and that the current federally mandated timing of HDTV and digital broadcasts would be met. While initial digital television broadcasts began in November 1998, the amount of programming is expected to be limited for some time. In addition, television manufacturers, including the Company, are experiencing delays in getting digital products to market at mass-market price points. The Company has delayed the consumer release of its rear-projection HDTV due to manufacturing issues and cost considerations.

  The television and consumer electronics industries have seen substantial price erosion since the late 1980s. Since 1994, consumer prices have declined, on average, from 2% to 5% per year. While high end, large screen sizes have historically exhibited price erosion at lesser rates or levels than smaller screen sizes, the price erosion has accelerated in higher end products. The Business Plan Projections forecast similar price erosion will occur in future years, with accelerated price erosion in digital products as those products are more widely produced and available. The Company cannot predict or control further price erosion. Most television and consumer electronics companies are vertically integrated, allowing absorption of price erosion across a broad band of related functions. The highest profit margins within an integrated business generally are obtainable in the research and development areas (royalty and licensing payments) and in the sale of after market applications such as gaming software or accessories. The next highest margins are generally available in the components and parts and service segments of the industry. The lowest profit margins generally exist in the assembly and sales segments of the industry. The Operational Restructuring contemplates that the Company will retain one segment--sales--with traditionally the lowest margins, one segment in the mid-range (parts and service), and limited functions in one high range segment (research and development). Continued price erosion in consumer electronics beyond that forecast by the Business Plan Projections would severely impact the Company's ability to maintain profit margins contemplated in the Operational Restructuring and would have a material adverse effect on the Company's business, financial condition, results of operations, ability to complete the Operational Restructuring and ability to meet its financial obligations, including those under the New Debentures. The Business Plan Projections also assume that the Company will be able to reposition its brand, which repositioning will allow the Company to increase its prices while maintaining projected volume. There can be no assurance that the Company will be able to reposition its brand while maintaining projected volumes with increased prices within the time frames contemplated by the Business Plan Projections.

 Manufacturing Alliances to Leverage Technology Applications

  The Company currently owns certain patent rights in VSB technology and other technologies that may be employed in high definition television. While the Company's VSB technology has been approved by the Federal Communications Commission as part of the ATSC terrestrial broadcast standard in the U.S., the Company has very limited resources with which to either develop the technology or to extend the applications of the technology as the standard in other markets internationally. The Company is not currently collecting royalties on its VSB technology. It expects to finalize its VSB licensing strategy and begin to negotiate licenses in the second quarter of 1999. The Company expects that these licenses, when granted, will be retroactive to the first production or sale of the licensed products.

  The Operational Restructuring requires that the Company exploit its technologies, including VSB. Because of the Company's limited resources, such activities are likely to be undertaken through joint ventures or technical alliances with third parties. Such joint ventures or alliances would likely be with other companies currently in the consumer electronics industry that have manufacturing or marketing synergies with the Company. The Operational Restructuring contemplates that the Company will locate and enter into agreements with partners for continued development of projection television, high definition television and digital set top boxes. LGE does have manufacturing, technology and marketing capabilities which may be beneficial to the Company in its efforts to advance the ATSC broadcast standard in certain key markets and the Company has had discussions with LGE concerning its interest and the resources available to assist in expanding the application of the ATSC broadcast standard in other markets, particularly in Asia and South America. No definitive agreement has been reached concerning joint efforts between the Company and LGE in those areas. The achievement of the results contemplated by the Operational Restructuring does not require that LGE will be one of the parties with whom the Company seeks joint venture or technological partnerships.

  There can be no assurance that the Company will be successful in locating joint venture partners or technology alliance partners in order to achieve market or financial returns on its technologies. Many of the Company's competitors in the consumer electronics industry may have similar technologies or strategies and the financial resources to proceed without the requirement of a joint venture or technology alliance. If the competitors are successful in advocating alternative strategies and technologies that do not include the Company's patents, the Company will be unable to achieve significant licensing income from its applications. Failure to locate joint venture partners or technology alliance partners to achieve acceptable returns on its technology would have a material adverse effect on the Company's business, financial condition, results of operations, ability to complete the Operational Restructuring and ability to meet its financial obligations, including those under the New Debentures.

 Employee Retention

  The Company's ability to consummate the Operational Restructuring is dependent in part on its ability to retain and motivate its officers and key employees. The Company's current financial difficulties have had a detrimental effect on its ability to attract or retain key officers and employees. The Company has experienced over the last several years, and continues to experience, high turnover in the ranks of its executives, professionals, sales and marketing personnel and technical and engineering staff. In particular, several key digital technology and software engineers have left the Company. There can be no assurance that the Company will be able to retain or employ technical and engineering personnel necessary to meet the research and development goals of the Operational Restructuring. The Company implemented a retention program in 1998 which included base salary adjustments, short-term and long-term incentive bonuses and retention and stay bonuses for key senior management personnel and approximately 175 other key managers and employees. See "MANAGEMENT--Executive Officers of the Company." There can be no assurance, however, that such programs will be successful, and the Company's inability to retain key individuals could have a material adverse effect on the Company's business, financial condition, results of operations, its ability to complete the Operational Restructuring and ability to meet its financial obligations, including those under the New Debentures.

Legal Proceedings

  In June 1998, Funai Electric Co., Ltd., a licensee of the Company's tuner patents, filed suit against the Company seeking a declaratory judgment that the Company's tuner patents were invalid and unenforceable, or that the plaintiff's use of certain technologies in its current products did not infringe on the Company's tuner patents. The complaint seeks the return of previously paid royalties. The plaintiff also sought a preliminary injunction precluding the Company from terminating its licensing agreement and allowing it to pay future royalties into an escrow. The court has denied the plaintiff's request for a temporary restraining order against the Company and has also denied plaintiff's motion for a preliminary injunction. See "--Risks Associated with Proposed Operational Restructuring--Assumptions Concerning Other Royalty Revenue."

  In June 1998, the Company's president and chief executive officer, its directors, and an affiliate of LGE were named as defendants in a suit filed by a shareholder in a state court in New Jersey entitled Vengrove v. Gannon, et al. The defendants removed the suit to the U.S. District Court in Newark, New Jersey. In December 1998, the suit was amended to name the Company, a former director and chief executive officer of the Company, LGE, LG Semicon and LG Group as additional defendants. The suit alleges breach of fiduciary duties, fraud and violations of securities laws by the defendants arising out of certain alleged misstatements that "artificially inflated" the price of the Old Common Stock. The plaintiff seeks to be certified as a class representative and to have the suit designated as a class action. In addition to money damages, the suit also seeks to enjoin the defendants from commencing the Prepackaged Chapter 11 Case and proceeding with the cancellation of the Old Common Stock held by minority shareholders. The Company does not anticipate that the Vengrove litigation will have an adverse effect on the Company's ability to effectuate the Restructuring. However, if the court in which the Vengrove litigation is pending were to grant some or all of the relief sought by the plaintiff, such a ruling could result in a delay of the commencement of the Prepackaged Chapter 11 Case or of the Consummation of Restructuring. The defendants have asked the court to dismiss the suit.

  The exculpation provisions of the Prepackaged Plan, if approved by the Bankruptcy Court, would bar causes of action against the defendants for any act taken or omitted in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Prepackaged Plan, the Prepackaged Chapter 11 Case or the property distributed under the Prepackaged Plan, except by virtue of any willful misconduct or gross negligence of such defendants, as determined by a court of competent jurisdiction.

  The Company is also involved in various other legal actions, environmental matters, and other proceedings relating to a wide range of matters that are incidental to the conduct of its business. See "BUSINESS--Legal Proceedings."

Conditions in the Restructuring Agreement and Lock-Up Agreement

  Pursuant to the Restructuring Agreement and the Lock-Up Agreement, LGE and the members of the Debenture Committee have agreed to vote their Claims in favor of the Prepackaged Plan. The obligations of LGE and the members of the Debenture Committee are subject to a number of conditions and requirements, as provided in the Restructuring Agreement and the Lock-Up Agreement. There can be no assurances, however, that the Company will be able to comply with such conditions and requirements. See "SPECIAL FACTORS--The Restructuring Agreement" and "--The Debenture Committee" for more information regarding the terms of the Restructuring Agreement and the Lock-Up Agreement.

Financing Agreement Restrictions

  The Company has entered into the Commitment with Citicorp for the DIP Facility and the Citicorp Exit Facility. The Commitment provides that both facilities will contain a number of restrictions on the Company's operations, including, among others, restrictions on the following:

  . the incurrence of debt and            . making of payments on subordinated
    making of guarantees;                   debt or intercompany debt;


  . the making of investments;            . sales of assets;


  . transactions with affiliates          . mergers, acquisitions and
    and stockholders;                       consolidations; and


  . incurrence of liens;                  . issuance of capital stock.

These restrictions may limit the Company's financial and operating flexibility. See "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS."

  In addition, both facilities will require the Company to achieve and maintain certain financial ratios and tests. There can be no assurance that the Company will be able to achieve and maintain compliance with these ratios and tests or the other requirements to be contained in the facilities. Failure to comply with the requirements of a facility would result in a default and could lead to acceleration of the Company's obligations under the facility, and cross-acceleration of other debt of the Company, which could result in a subsequent bankruptcy proceeding for the Company. The Company cannot predict what the results of any subsequent bankruptcy proceeding would be.

Events of Default; Risk of Acceleration or Termination

  The Company is a party to a number of financing arrangements. Default by the Company of its obligations under any such arrangement could result in the acceleration of the Company's obligations under such arrangements. In the event such an acceleration were to occur, the full amount of principal and interest due with respect to the accelerated debt would be immediately due and payable. In addition, substantially all of the Company's outstanding indebtedness contains cross-acceleration provisions which could allow the requisite holder(s) of such indebtedness to accelerate all of its indebtedness in the event of an acceleration of any portion. The Company did not make the required April 1, 1999 sinking fund and interest payments on the Old Subordinated Debentures. Failure to make such payments, subject to grace periods (if any) under the Old Subordinated Debenture Indenture, constitutes a default under the Old Subordinated Debenture Indenture. The Company received waivers relating to cross defaults under the Amended Citibank Credit Facility and the LGE Demand Loan Facility. The Amended Citibank Credit Facility expires on the earlier of a bankruptcy filing by the Company and August 31, 1999. If a material amount of the Company's indebtedness were to be accelerated (which could occur at any time and whether or not there are delays in obtaining requisite acceptances of the Prepackaged Plan and the filing of the Prepackaged Chapter 11 Case) or to become due without a replacement facility, the Company likely would be unable to repay such indebtedness. Under such circumstances, the Company might have no choice but to seek immediate relief under the Bankruptcy Code. In the event the Company were required to commence a chapter 11 case without a pre-approved plan of reorganization, the Company believes that there is a risk that little, if any, value would be available for distribution to unsecured creditors. Furthermore, there can be no assurance that the Company would be able to emerge from such a proceeding under the Bankruptcy Code, in which case the Company might be forced into a liquidation proceeding under chapter 7 or chapter 11 of the Bankruptcy Code. If the Company is sold, the Company believes that the ability of holders of Claims to recover on their investments would be impaired to an even greater degree.

Control by LGE

  LGE presently beneficially owns 55.3% of the Old Common Stock (including vested but unexercised options) and controls a majority of the Board. Following Consummation of the Financial Restructuring, LGE will own 100% of the New Common Stock. Accordingly, LGE will continue to have the ability to control the management policy of the Company and all fundamental corporate actions, including mergers, substantial acquisitions and divestitures and other agreements and the election of the Board. See "SECURITY OWNERSHIP."

  LGE may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their investment in the Company even though such transactions might involve increased risk to the holders of the New Debentures. In addition to their investment in the Company, LGE is a global consumer electronics company and along with its affiliates, has, and may develop, additional relationships with businesses that are or may be competitive with the Company. The Company has engaged in, and expects to continue to engage in, a number of other transactions with LGE. For example, if the Prepackaged Plan is consummated and the Reynosa Assets are transferred to LGE, LGE will sell televisions produced at the Reynosa facility to the Company for resale by the Company in the United States. The Company would expect to purchase approximately $431 million of product in 1999 from LGE under such arrangement. If the Reynosa Asset transfer does not occur, the Company expects to enter into a management or lease agreement with LGE pursuant to which LGE would operate such facility. The Company and LGE are in discussions concerning the joint development of HDTV products, which may eventually be manufactured by LGE for the Company for resale by the Company in the United States. See "SPECIAL FACTORS--Events Leading to the Restructuring" and "CERTAIN TRANSACTIONS."

Certain Bankruptcy Considerations

 Method of Solicitation

  Section 1126(b) of the Bankruptcy Code provides that the holder of a Claim against, or Equity Interest in, a debtor who accepts or rejects a plan of reorganization before the commencement of a chapter 11 case is deemed to have accepted or rejected such plan under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable non-bankruptcy law governing the adequacy of disclosure in connection with such solicitations, or, if such laws do not exist, such acceptance was solicited after disclosure of "adequate information," as defined under the Bankruptcy Code. This Disclosure Statement is being presented to all holders of Impaired Claims in order to satisfy the requirements of section 1126(b) of the Bankruptcy Code.

  The Company believes that the use of the Disclosure Statement and of Ballots and Master Ballots for the purpose of obtaining acceptances of the Prepackaged Plan and the Solicitation is in compliance with the Bankruptcy Code. However, there can be no assurance that the Bankruptcy Court will decide that the Solicitation meets the requirements of section 1126(b) of the Bankruptcy Code. If the Bankruptcy Court determines that the Solicitation does not comply with the requirements of section 1126(b) of the Bankruptcy Code, the Company may seek to resolicit acceptances, and, in such event, Confirmation of the Prepackaged Plan could be delayed and possibly jeopardized.

 Classification and Treatment of Claims and Equity Interests

  Section 1122 of the Bankruptcy Code requires that the Prepackaged Plan classify Claims against, and Equity Interests in, the Company. The Bankruptcy Code also provides that, except for certain Claims classified for administrative convenience, the Prepackaged Plan may place a Claim or Equity Interest in a particular Class only if such Claim or Equity Interest is substantially similar to the other Claims or Equity Interests of such Class. The Company believes that all Claims and Equity Interests have been appropriately classified in the Prepackaged Plan. The Company has elected to separately classify General Unsecured Claims because this Class is comprised largely of trade creditors. Many of these creditors are key suppliers of products and services used by the Company. Accordingly, any impairment of these Claims could be detrimental to the ability of the Company to obtain essential trade credit and could substantially impair the ability of the Company to do business with trade creditors whose goods and services are essential for the Company. LGE Claims have been separately classified because the holder of these Claims has voluntarily agreed to convert their debt to equity and because LGE is an insider. LGE has consented to the separate classification of its Claims as provided in the Prepackaged Plan. Finally, because the Old Subordinated Debenture Indenture contains subordination provisions, the Old Subordinated Debentures are not held by insiders, and the Old Subordinated Debenture Claims are not guaranteed by LGE, the Company believes that the Old Subordinated Debenture Claims are significantly different from the other unsecured debt and therefore must be classified separately.

  To the extent that the Bankruptcy Court finds that a different classification is required for the Prepackaged Plan to be confirmed, the Company presently anticipates that it would seek (i) to modify the Prepackaged Plan to provide for whatever reasonable classification might be required for Confirmation and (ii) to use the acceptances received from any creditor pursuant to this solicitation for the purpose of obtaining the approval of the Class or Classes of which such creditor ultimately is deemed to be a member. Any such reclassification of creditors, although subject to the notice and hearing requirements of the Bankruptcy Code, could adversely affect the Class in which such creditor was initially a member, or any other Class under the Prepackaged Plan, by changing the composition of such Class and the vote required for approval of the Prepackaged Plan. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Prepackaged Plan based upon such reclassification. Except to the extent that modification of classification in the Prepackaged Plan requires resolicitation, the Company will, in accordance with the Bankruptcy Code and the Bankruptcy Rules, seek a determination by the Bankruptcy Court that acceptance of the Prepackaged Plan by any holder of Claims pursuant to this solicitation will constitute a consent to the Prepackaged Plan's treatment of such holder regardless of the Class as to which such holder is ultimately deemed to be a member. The Company believes that under the Federal Rules of Bankruptcy Procedure the Company would be required to resolicit votes for or against the Prepackaged Plan only when a modification adversely affects the treatment of the claim of any creditor or equity securityholder. See "THE PREPACKAGED PLAN--Modification of the Prepackaged Plan."

  The Bankruptcy Code also requires that the Prepackaged Plan provide the same treatment for each Claim or Equity Interest of a particular Class unless the holder of a particular Claim or Equity Interest agrees to a less favorable treatment of its Claim or Equity Interest. The Company believes it has complied with the requirement of equal treatment. To the extent that the Bankruptcy Court finds that the Prepackaged Plan does not satisfy such requirements, the Bankruptcy Court could deny Confirmation of the Prepackaged Plan.

  Issues or disputes relating to classification and/or treatment could result in a delay in the Confirmation and Consummation of the Prepackaged Plan and could increase the risk that the Prepackaged Plan will not be consummated.

 Nonacceptance of the Prepackaged Plan--Confirmation by "Cram Down"

  In the event any impaired Class of Claims does not accept the Prepackaged Plan, the Bankruptcy Court may nevertheless confirm the Prepackaged Plan at the Company's request pursuant to the "cram down" provisions of the Bankruptcy Code if at least one impaired Class has accepted the Prepackaged Plan (with such acceptance being determined without including the acceptance of any "insider" in such Class) and, as to each impaired Class which has not accepted the Prepackaged Plan, the Bankruptcy Court determines that the Prepackaged Plan "does not discriminate unfairly" and is "fair and equitable" with respect to such Impaired Class. See "THE PREPACKAGED PLAN--Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims." In the event that the Class of holders of the Old Subordinated Debentures fails to accept the Prepackaged Plan, the Company intends (and the Prepackaged Plan so provides) to seek Confirmation of the Prepackaged Plan without the acceptance of such Class and reserves the right to request Confirmation in the event that any other Class of Impaired Claims fails to accept the Prepackaged Plan. If the holders of the Old Subordinated Debenture Claims do not accept the Prepackaged Plan, the Company intends to initiate a "cram down" procedure with respect to the Class composed of the holders of the Old Subordinated Debentures. If such a "cram down" is approved by the Bankruptcy Court, holders of the Old Subordinated Debenture Claims would receive no distribution and retain no property. If the Prepackaged Plan is not consummated, the Company may be required to sell its assets, and the Company believes that in the event of a liquidation, holders of the Old Subordinated Debentures would receive no distribution and retain no property. Because the holders of Equity Interests receive no distribution and retain no property under the Prepackaged Plan, that Class is presumed to have rejected the Prepackaged Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, that Class will be subject to "cram down" as part of the Confirmation of the Prepackaged Plan.

  The Company also reserves the right to modify the terms of the Prepackaged Plan as necessary for the Confirmation of the Prepackaged Plan without the acceptance of other Classes of Impaired Claims. Such modification could result in a less favorable treatment to any non-accepting Class or Classes, as well as any Classes junior to such non-accepting Classes, than the treatment currently provided in the Prepackaged Plan. Such less favorable treatment could include a distribution to the affected Class of property of less value than that currently provided in the Prepackaged Plan or, in certain cases, no distribution of property under the Prepackaged Plan, as modified. Any such modification may require resolicitation of one or more Classes of Impaired Claims and could result in a delay in the Confirmation and Consummation of the Prepackaged Plan and could increase the risk that the Prepackaged Plan will not be consummated. See "THE PREPACKAGED PLAN--Modification of the Prepackaged Plan." However, except as described above, the Company may choose not to seek Confirmation of the Prepackaged Plan in the event one or more Classes of Claims do not accept the Prepackaged Plan, but may choose instead to pursue an alternative means to restructure the Company.

 Certain Risks of Non-Confirmation

  Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Prepackaged Plan. A non-accepting creditor of the Company might challenge the adequacy of the disclosure or the solicitation procedures and results as not being in compliance with the Bankruptcy Code. Even if the Bankruptcy Court were to determine that the disclosure and the balloting procedures and results were appropriate, the Bankruptcy Court could still decline to confirm the Prepackaged Plan if it were to find that any statutory conditions to Confirmation had not been met.
Section 1129 of the Bankruptcy Code sets forth the requirements for Confirmation and requires, among other things, a finding by the Bankruptcy Court that the Confirmation of the Prepackaged Plan is not likely to be followed by a liquidation or a need for further financial reorganization and that the value of distributions to non-accepting Classes of Impaired Claims and Equity Interests will not be less than the value of distributions such Classes of Impaired Claims and Equity Interests would receive if the Company were liquidated under chapter 7 of the Bankruptcy Code. See "THE PREPACKAGED PLAN--Confirmation Standards." While there can be no assurance that the Bankruptcy Court will conclude that these requirements have been met, the Company believes that the Prepackaged Plan will not be followed by a liquidation or the need for further financial reorganization and that non-accepting holders of Impaired Claims and Equity Interests will receive distributions at least as great as would be received following a liquidation pursuant to chapter 7 of the Bankruptcy Code. The Company believes that holders of Old Common Stock would receive no distribution under either a liquidation pursuant to chapter 7 or a liquidation or reorganization pursuant to chapter 11. See "THE PREPACKAGED PLAN--Confirmation Standards."

  The Prepackaged Plan provides that each holder of any Claim that has accepted the Prepackaged Plan, whose Claim is part of a Class of Claims as defined in the Prepackaged Plan that has accepted (or is deemed to accept) the Prepackaged Plan, or that is entitled to receive a distribution of property under the Prepackaged Plan, is deemed to release, upon the Effective Date, any and all Claims and causes of action, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, that it would have been legally entitled to assert against the D&O Releasees, the Investor Releasees and the Debenture Releasees relating to the Company or its Subsidiaries, the Prepackaged Chapter 11 Case, or the negotiation, formulation and preparation of the Prepackaged Plan and related documents. Under the Prepackaged Plan, holders of Equity Interests and holders of Old Subordinated Debentures that have marked a Ballot so as not to consent to the releases do not grant releases to the D&O Releasees, the Investor Releasees or the Debenture Releasees. While the Company believes that these provisions in the Prepackaged Plan are permissible under the Bankruptcy Code, arguments exist that certain case law would permit a contrary conclusion which, if accepted by the Bankruptcy Court, may result in the Prepackaged Plan not being confirmed.

  The Prepackaged Plan provides that the Company, the D&O Releasees, the Investor Releasees, the Debenture Releasees and all statutory official committees shall be exculpated from any liability to any person or entity (as defined in the Bankruptcy Code) for any act or omission in connection with or related to the negotiation, formulation, preparation and Confirmation of the Prepackaged Plan, the Consummation and administration of the Prepackaged Plan, the Prepackaged Chapter 11 Case, or the property distributed under the Prepackaged Plan, except for any act or omission that is determined to have constituted willful misconduct or gross negligence, by a court of competent jurisdiction. It is a condition to the obligation of the Debenture Committee under the Lock-Up Agreement that the Prepackaged Plan exculpate the Debenture Releasees as provided therein. While the Company believes that these provisions in the Prepackaged Plan are permissible under the Bankruptcy Code, arguments exist that certain case law would permit a contrary conclusion which, if accepted by the Bankruptcy Court, may result in the Prepackaged Plan not being confirmed.

  The Confirmation and Consummation of the Prepackaged Plan are also subject to certain other conditions. See "THE PREPACKAGED PLAN--Summary of Other Provisions of the Prepackaged Plan." No assurance can be given that these conditions will be satisfied or if not satisfied that the Company would waive such conditions.

  If the Prepackaged Plan, or a plan determined not to require resolicitation of any Classes by the Bankruptcy Court, were not to be confirmed in a timely manner, it is unclear whether the Restructuring could be implemented and what holders of Claims and Equity Interests would ultimately receive with respect to their Claims and Equity Interests. If an alternative reorganization could not be agreed to in a timely manner, it is possible that the Company would have to liquidate its assets, in which case it is likely that holders of Claims and Equity Interests would receive less than they would have received pursuant to the Prepackaged Plan. See "SPECIAL FACTORS--Alternatives to Confirmation and Consummation of the Prepackaged Plan--Liquidation Under Chapter 7."

 Risk of Subsequent Insolvency Proceeding

  There may be significant consequences to holders of the New Debentures in the event of a subsequent bankruptcy. A holder of New Debentures will have a smaller claim with respect to New Debentures in a subsequent bankruptcy than it currently has with respect to the Old Subordinated Debentures and may therefore receive a smaller distribution in a subsequent bankruptcy. Similarly, there may be significant consequences to LGE in the event of a subsequent bankruptcy. LGE will have a smaller claim, and will hold equity interests in the Company, in a subsequent bankruptcy (as opposed to holding the LGE Claims), and may therefore receive a smaller distribution in a subsequent bankruptcy.

Readiness for the Year 2000

  The year 2000 issue is the result of computer programs being written using two digits rather than four to indicate the year. Computer programs and certain products that have date-sensitive software may recognize the year "00" as 1900 rather than the year 2000. Zenith uses and relies on computer technology in many facets of its operations. It believes that its customers and suppliers also rely on computer technology.

  The Company has established a year 2000 task force, and has been undertaking year 2000 readiness initiatives. There can be no assurance that the Company will successfully complete its year 2000 goals, however. The Company has not yet developed contingency plans. If Zenith, its customers or its suppliers are not successful in making necessary modifications and conversions on a timely basis, the year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations.

  Included within the Company's Year 2000 readiness initiatives are plans to ensure that the Company's financial, sales and distribution application software ("FS&D Applications") are Year 2000 ready. The FS&D Applications include the primary software employed in the Company's general ledger, accounts payable and disbursement, accounts receivable and collection, purchasing, billing, inventory management and sales activities. The Company believes its current FS&D Applications are not Year 2000 compliant and, accordingly, has undertaken an initiative to replace these systems with new Year 2000 compliant applications from a third party software vendor. The Company has commenced the implementation of these new FS&D Applications and currently expects to be completed by the third quarter of 1999. The estimated total cost of implementing the new FS&D Applications is $6.8 million, of which $3.3 million will be incurred in fiscal 1999. The Company has not specifically identified the date upon which its existing FS&D Applications will begin to fail, but believes their replacement by the third quarter of 1999 is necessary in order to avoid significant risk of business interruption in activities to which the FS&D Applications relate. The timely implementation of the new FS&D Applications involves certain risks. The most significant of these risks includes retention of certain key employees, the ability to obtain external technical programming resources, and the ability to fund the program given the uncertainties surrounding the company's current financial condition and plan of reorganization. If implementation is delayed beyond the third quarter of 1999, the existing FS&D Applications may begin to fail and cause significant business interruption. There can be no assurances that delays in the implementation will not occur. Delays in implementation could adversely impact the Company's ability to bill sales and collect cash from customers, pay vendors, manage inventories and prepare financial results.

  The Company estimates that it has spent approximately $4.5 million prior to 1999 in connection with year 2000 readiness, and that it will spend an additional $4.6 million in 1999 for year 2000 readiness measures.

  Year 2000 transition efforts may involve costs in addition to those currently budgeted or anticipated to be budgeted. The Company has not yet determined the full costs of the modifications that may be necessary to address all Year 2000 issues. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Readiness for the Year 2000."

Dependence on Patents and Proprietary Technology

  In connection with the Operational Restructuring, the Company intends to become a sales, distribution and technology development company. As a result, the Company will continue to be dependent on its ability to protect and utilize its proprietary technologies. The Company currently holds many patents relating to VSB technologies, HDTV and digital television related inventions. The Company's ability to commercialize many of the products it has under development will depend, in part, on its ability, both in the United States and in other countries, to obtain and maintain patents, enforce those patents, preserve trade secrets, operate without infringing on the proprietary rights of third parties and obtain licenses to use patents held by third parties when necessary.

  There can be no assurance that the patents currently owned or licensed by the Company, or any future patents owned or licensed by the Company, will prevent other companies from developing similar or technologically equivalent products, or that other companies will not be issued patents that may prevent the sale of the Company's products or require licensing and the payment of significant fees or royalties by the Company. There can be no assurance that pending or future patent applications licensed to or owned by the Company will result in issued patents, patent protection will be secured for any particular technology, any patent rights that have been or may be issued to the Company or its licensors will be valid or enforceable, any patent rights that have been or may be issued to the Company or its licensors will not infringe upon the patents of third parties or that the Company's patents will provide meaningful protection to the Company. The Company may be unable to avoid infringement of third-party patents and may have to obtain licenses, defend infringement actions or challenge the validity of those patents in court. There can be no assurance that a license will be available to the Company on terms and conditions acceptable to the Company, if at all, or that the Company will prevail in any patent dispute. Patent litigation is costly and time consuming, and there can be no assurance the Company will have, or will devote, resources sufficient to pursue such litigation. If the Company does not obtain a license under such patents, is found liable for infringement, or is not able to have such patents declared invalid, the Company may be liable for significant monetary damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use or sale of products or technologies protected by such patents.

  The Company relies on trade secrets and other unpatented proprietary information in connection with its product development activities. To the extent that the Company relies on confidential information to maintain its competitive position, there can be no assurance that other parties may not independently develop the same or similar information. The Company seeks to protect trade secrets and proprietary knowledge, in part, through confidentiality agreements with its employees, consultants, advisors and collaborators. These agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or technologies independently that may be applicable to the Company's products under development, disputes may arise about ownership of proprietary rights to those inventions and technologies. Such inventions and technologies will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. There can be no assurance that the Company will have, or will devote, sufficient resources to pursue such litigation. The Company's failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business, financial position and results of operations.

                                SPECIAL FACTORS

Events Leading to the Restructuring

  The Company has for many years experienced and continues to experience, severe financial difficulties, resulting in the immediate need to restructure both its business operations and its capital structure. The Company has incurred losses in all but one of the years since 1985. These results generally reflect, among other things: significant and persistent declines in the Company's gross margins, largely resulting from reductions in color television prices driven by competitive factors, and high operating costs and performance difficulties associated with product development programs and new automated production processes.

  In light of the Company's net losses, the competitive environment and inflationary cost pressures over the past several years, and in an effort to increase gross margins and lower costs, the Company has undertaken various cost reduction programs, profit improvement initiatives, design, manufacturing, logistics and distribution improvements and various business consolidations. While the Company has been able to achieve some operating improvements through these measures, it has been unable to generate sufficient revenues to support its continued business operations in the absence of a significant restructuring.

 LGE Acquisition of Controlling Interest

  Beginning in 1994 and as part of its strategy to return to profitability, the Company developed plans to expand and modernize its production facilities in the United States and Mexico. Those plans, which in 1994 had projected costs of $150 million, necessitated that the Company initiate discussions with possible joint venture partners because the Company did not have sufficient financial resources to undertake the planned projects without additional capital. In January 1995, the Company retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to assist in the exploration of possible strategic alternatives, focusing on alternatives for raising equity and locating potential investors or strategic partners. In early 1995, the Company had discussions with potential investors, none of which resulted in a transaction. At this time, the Company also approached and had numerous discussions with LGE, with which the Company had a long-term supply relationship and which had already purchased 4.97% of the Company's Old Common Stock in 1991 for $15 million, concerning its willingness to make an investment in the Company to provide capital necessary for the Company's expansion and modernization plans. Discussions between the Company and LGE resulted in an agreement (the "LGE Stock Purchase Agreement"), which was approved by the stockholders of the Company. In November 1995, pursuant to the LGE Stock Purchase Agreement, LGE and LG Semicon purchased 18,619,000 shares of Old Common Stock at $10.00 per share from the Company's stockholders pursuant to a tender offer and 16,500,000 newly issued shares of Old Common Stock at $10.00 per share from the Company. After giving effect to such transactions, which resulted in $366.2 million of payments including a $186.2 million aggregate payment to the stockholders of the Company and a $165 million capital contribution to the Company, LGE and LG Semicon owned approximately 57.7% of the Old Common Stock. In April 1999, LG Semicon transferred the Old Common Stock it owned to LGE for an aggregate amount of 10 Korean Won (approximately US $0.01). Pursuant to the Prepackaged Plan, the Old Common Stock owned by LGE will be cancelled.

 Financing Transactions

  In 1996 the Company continued to experience price competition in the color television markets and delays in production of new high-margin products. The Company's losses accelerated in 1996 and 1997 as it attempted to modernize and automate its manufacturing facilities. The Company invested heavily in upgrading portions of its color picture tube operations in Melrose Park and in setting up a new automated manufacturing line for computer display terminals ("CDTs"). The Company's CDT line was set up to produce low definition, small screen size displays. By the time the CDT line was operational, the market for such displays was limited, having been replaced in demand by higher definition, larger screen sizes capable of handling the requirements of advanced gaming and software developments. In order to make the CDT line economically feasible, the Company would have had to invest substantial additional funding. Such funding was not available under the Business Plan Projections. Additionally, reconfiguring the production line would have taken substantial time and expense relating to the process of bringing the production line up to capacity.

  After an initial investment of $9.8 million, the Company abandoned its plans to build a fully automated plant in Woodridge, Illinois to provide larger screen size picture tubes when the projected cost of the facility significantly exceeded its budget and available funding.

  Despite initiatives to reduce costs, including restructuring some of its business lines and reducing its workforce, the Company experienced deteriorating working capital levels. In response, LGE began to provide additional funding to the Company through extended payment terms on interest bearing acceptances for products, such as VCRs, manufactured by LGE for the Company. LGE also extended payment terms to the Company on other payables owed by the Company to LGE.

  In 1997, facing decreasing liquidity due to losses of $178 million in 1996 and expenditures in excess of $100 million on the revised expansion and modernization plan for its Melrose Park facility, the Company sought to refinance its existing credit facility. During March and April 1997, the Company entered into financing arrangements with two consortia of financial institutions led by Citibank. The Company obtained a three year $110 million secured credit facility (the "Citibank Credit Facility") and a three year trade receivables securitization facility (the "Citibank Receivables Facility").

  In 1997, the Company also consummated $87 million in sale-leaseback transactions with two owner trusts in which General Foods Credit Corporation was the sole participant. In connection with the transactions, the Company sold and leased back new and existing manufacturing equipment in its Melrose Park, Illinois plant and the Reynosa, Mexico and Juarez, Mexico facilities pursuant to the Leveraged Leases. The owner trusts financed a portion of the purchase price of the equipment through loans from a number of lenders (Cova Financial Services Life Insurance Company, Peninsular Life Insurance Company, Executive Risk Indemnity, Inc., Occidental Life Insurance Company of North Carolina, two J.P. Morgan Investment Management, Inc. entities, two pension funds managed by banks, and six John Hancock Mutual Life Insurance Company investment entities). A portion of the equipment covered by the Leveraged Leases was originally purchased by the Company from LGE, for which the Company paid LGE approximately $35 million.

  The term of the Leveraged Leases was 12 1/2 years and annual payments under the Leveraged Leases averaged approximately $10 million in the aggregate. The Company's payment obligations, along with certain other obligations under the Leveraged Leases, were fully guaranteed by LGE. Under the terms of the Leveraged Lease documents, the Company had certain obligations to maintain and operate the equipment for the term of the leases. In the event of an early termination of the Leveraged Leases, including as a result of an event of default, the Company was required to pay an amount which included the stipulated loss value associated with the purchase price of the equipment (less depreciation) and additional amounts covering certain lost tax and investment opportunities for both the lessor and its lenders.

  LGE's credit support in respect of such new financings included a performance undertaking and letter of credit in connection with the Citibank Receivables Facility and guarantees in respect of the Leveraged Leases.

  In addition, in April 1997, the Company and LGE entered into arrangements pursuant to which LGE extended a vendor credit line to the Company for a period of up to three years to finance the Company's purchase of product from LGE. Prior to April 1997, the Company's accounts payable arising in the ordinary course of business to LGE were extended for certain periods of time, but no formal agreement existed. As of December 31, 1998, 1997 and 1996, $135.6 million, $144.3 million and $106.8 million, respectively, of accounts payable were extended pursuant to these arrangements. Such extended payables bear interest at market rates. Accounts receivable from LGE and LG Semicon during such periods were not material at such dates.

  In consideration of such support, the Audit Committee of the Board (the "Audit Committee"), which is comprised of independent directors of the Board, approved a guarantee fee equal to 2% per annum of the fair value of the amounts of such LGE commitments, payable in stock options to purchase 3,965,000 shares of Old Common Stock at an exercise price of $0.01 per share. All such options will be cancelled pursuant to the Prepackaged Plan.

  In August 1997, due to losses of $74.5 million in the first two quarters, the Company required an additional infusion of cash to meet operating expenses. The Company received $30.0 million from an LGE subsidiary, representing payments in advance for 1997 sales of products from the Company to several LGE subsidiaries. As of March 28, 1998, this liability to LGE had been applied in full by the Company against amounts owed to the Company by LGE's Canadian affiliate.

  In September 1997, the Company required financing to develop further its HDTV receiver project, but such funding was not available under its existing credit arrangements. As a result, LGE agreed to provide $4.5 million in funding for the HDTV receiver project. LGE is to be repaid the $4.5 million advance, without interest, from the royalties generated from future VSB licensing.

  Due to losses of $143.7 million in the first three quarters of 1997, the Company was forced to obtain waivers of certain provisions and to amend in certain respects the Citibank Credit Facility on three separate occasions. The Company was again compelled to obtain waivers from Citibank in March of 1998.

  In October 1997, the Company realized that it would require additional financing to meet its operating expenses. LGE agreed to provide credit support for up to $160 million of third-party financing in consideration of a credit support fee of approximately 2% per annum on amounts outstanding under the facilities actually obtained by the Company and guaranteed by LGE (to be paid in cash or equity). This credit support fee was also approved by the Audit Committee, subject to receipt of an independent opinion letter. This fee will be converted into New Common Stock under the Prepackaged Plan. With the credit support of LGE, and following an amendment to the Citibank Credit Agreement and a covenant thereunder requiring the Company to have availability of $160 million from other lenders on an unsecured basis by December 31, 1997, between November 1997 and February 1998, the Company entered into a series of new unsecured financing transactions with each of Bank of America, First National Bank of Chicago-NBD, Societe Generale, Seoul Branch and Credit Agricole Indosuez, Seoul Branch, pursuant to which the Company borrowed $102 million. The Company was unable to obtain additional facilities up to the $160 million level required under the Citibank Credit Facility. When the Company was unable to obtain the full $160 million in available unsecured lines, the Citibank Credit Facility was amended twice to provide that the Company had until June 1998 to obtain the additional financing. The Company continued to be unable to obtain the additional financing, and in June 1998, the Citibank Credit Facility was amended and restated, and the requirement for the additional financing was eliminated. See "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS-- Short Term Debt." In connection with the Unsecured Bank Loans, the Company and LGE entered into a reimbursement agreement (as amended, the "Reimbursement Agreement") pursuant to which the Company agreed to reimburse LGE for amounts paid pursuant to the guarantees and granted liens, junior to the lien securing the Citibank Credit Facility, in favor of LGE on the capital stock of the Company's domestic Subsidiaries and the equipment, real property and intellectual property of the Company and its Subsidiaries (other than tuner and VSB patents, patent royalties and related license agreements) to secure these reimbursement obligations. In December 1997 and January 1998, in connection with and as a requirement to being able to obtain other unsecured financing, including the Unsecured Bank Loans, the Company redeemed the remaining $25 million of aggregate principal amount under its 8.5% Senior Subordinated Convertible Debentures due November 2000 and January 2001 at a redemption price of 104% of such principal amount, plus accrued interest through the redemption date. Without defeasing or calling such debentures, the Company would have been unable to obtain the additional financing necessary for continuing working capital and operating requirements of the Company.

  In March 1998, the Company entered into that certain Demand Note dated March 31, 1998 issued by the Company to LGE, which provides for borrowings of up to $45 million (the "LGE Demand Loan Facility"). The term of the facility is one year from the date of the first borrowing which was in May 1998, subject to LGE's right to demand repayment at any time after June 30, 1998. In June 1998, this facility was amended to provide that, in the absence of an event of default, demand for repayment may not occur prior to December 31, 1998. Repayment is due in full in May 1999. On March 31, 1999, this facility was amended to provide that demand for repayment may not occur prior to August 31, 1999, when repayment is due in full. The facility is secured by a second lien on the assets that secure the Company's obligations under the Reimbursement Agreement and a second lien on the Company's VSB patents.

  In June 1998, LGE paid $50 million of the Unsecured Bank Loans pursuant to its guarantees of those obligations. In September 1998, LGE paid an additional $22 million of the Unsecured Bank Loans pursuant to such guarantees. In April 1999, LGE paid an additional $30 million of the Unsecured Bank Loans pursuant to such guarantees. Pursuant to the Reimbursement Agreement, the Company is obligated to LGE for these payments plus interest.

  As part of the Operational Restructuring, the Company determined that as a result of its decision to exit manufacturing it would be idling a substantial portion of the equipment subject to the Leveraged Lease (Melrose Park), and that this would constitute an event of default under both of the Leveraged Leases. Following negotiations with the lessor and its lenders, on July 22, 1998, LGE made a negotiated settlement payment of $90.1 million under the guarantees of the Leveraged Leases. The Company estimated that its obligations under the Leveraged Leases under a default in connection with the idling of the equipment pursuant to the Operational Restructuring would have been in excess of $97 million based on the termination calculations provided for in the Leveraged Leases. If the Company had not pursued the Operational Restructuring so as to trigger a default under the Leveraged Leases, and the Leveraged Leases otherwise continued in force through their term, the total amount of the Company's payments under the Leveraged Leases from August 1998 through the end of the term would have been $120.2 million.

  As a result of LGE's settlement payment with respect to the Leveraged Leases and in accordance with the terms of LGE's guarantees of Zenith's obligations under the Leveraged Leases, LGE was subrogated to the rights and interests of the lessor and its lenders, including the interest of the lessor in the two owner trusts that own the equipment. Consequently, LGE became the beneficiary of these owner trusts and now controls these owner trusts. The Company had an obligation to LGE in the amount of the settlement payment ($90.1 million). As the equipment is sold, the Company's reimbursement obligation on account of such settlement payment is reduced by the amount of the sale proceeds. Through April 30, 1999, approximately $1.4 million had been paid to the owner trust of the Leveraged Lease (Mexico) from the sale of assets under the Leveraged Lease (Mexico).

  The appraised value of the equipment covered by the Leveraged Leases is $21.3 million, which is significantly less than its original value, and as a result the Company recognized a loss on termination of the Leveraged Leases of $68.8 million.

  In December 1998, the term of the Amended Citibank Credit Facility was extended to the earlier of a bankruptcy filing by the Company and April 30, 1999. The Company and LGE amended the LGE Demand Loan Facility to provide that no demand for repayment may be made under the facility, absent an event of default, prior to April 30, 1999.

  In April 1999, the term of the Amended Citibank Credit Facility was extended to the earlier of a bankruptcy filing by the Company or August 31, 1999. The Company and LGE amended the LGE Demand Loan Facility to provide that no demand for repayment may be made under the facility, absent an event of default, prior to August 31, 1999.

  Following the recommendation of the Special Committee and the approval of the Board, the Company and LGE entered into an Amended and Restated Restructuring Agreement in June 1999 to extend the date by which the Prepackaged Plan must be Consummated to September 15, 1999, modify various provisions of the Restructuring Agreement to reflect the terms of the Citibank Exit Facility and Lock-Up Agreement and defer until May 31, 1999 the Company's obligation to pay interest to LGE on certain amounts owed by the Company to LGE.

 Other Transactions with LGE

  In addition to the financing transactions described above, the Company has engaged in a number of transactions with LGE, including purchases of products and equipment, sales of products, technical agreements and service agreements. The Company believes that the transactions between the Company and LGE have been conducted on terms no less favorable to the Company than could have been obtained with unrelated third parties.

See "CERTAIN TRANSACTIONS" for additional information about these transactions, including the amounts of such transactions.

  Product purchases: In the ordinary course of business, the Company purchases VCRs, television-VCR combinations and components from LGE and LG Semicon. The amount of such purchases was $2.9 million, $50.7 million, $93.3 million and $128.8 million for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. Sales of products purchased from LGE and LG Semicon contributed $7.4 million, $59.8 million, $112.3 million and $141.4 million to sales for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. The purchase prices were the result of negotiations between the parties, and were consistent with third party bids.

  In 1998, the Company and LGE entered into a direct shipment arrangement pursuant to which LGE sells and ships VCRs directly to the Company's two largest customers and pays the Company a license fee for the use of the Company's brand names on such products and the inclusion of the Company's patented tuner technology in such products. During the three months ended April 3, 1999, and the year ended December 31, 1998, the Company accrued approximately $0.6 million and $1.5 million, respectively, in royalties for the use of the Company's brand names pursuant to this direct shipment program. A similar arrangement was entered into in April 1997 in Canada where LGE's Canadian affiliate sells Zenith branded VCRs under a license from the Company. Pursuant to that arrangement, the Company accrued approximately $0.2 million and $0.3 million during the three months ended April 3, 1999, and the year ended December 31, 1998, respectively, and less than $60,000 in 1997. The licensee fee payable by LGE under these arrangements is comparable to royalty rates charged by the Company to unrelated third parties. Following the Restructuring, it is expected that LGE will own and operate the Reynosa Assets, and the Company currently anticipates purchasing finished products and components produced at the Reynosa facility for its 1999 model year.

  Equipment purchases: During 1996 and 1997, the Company purchased from LGE production machinery and equipment for the manufacture of computer display tubes and the automation of existing production lines in the Company's Melrose Park picture tube plant. Equipment purchases were approximately $0.3 million, $18 million and $24 million in 1998, 1997 and 1996, respectively. During the three months ended April 3, 1999, the Company purchased no equipment from LGE.

  Product and other sales: The Company sells televisions, picture tubes, yokes and other manufactured subassemblies to LGE and its subsidiaries at prices that are comparable to prices charged by the Company to its major customers. Such sales totalled approximately $5.2 million, $53.6 million, $55.1 million and $29.4 million during the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively.

  In December 1996, the Company closed its wholly-owned Canadian distributor and sold the remaining inventory to LGE at its book value of $3.8 million, after taking into consideration the cost to the Company (including customs and duties), the point in time within the model year, the costs associated with other methods of disposal of such inventory, and the requirement that the new Canadian distributor would require certain inventories in order to meet customer expectations for product support. The Company entered into a distributor agreement with an LGE subsidiary whereby such subsidiary became the Canadian distributor for the Company. During 1997, the Company entered into a similar agreement with an LGE subsidiary in Mexico to sell the Company's products in Mexico. The Company's sales to the LGE Canadian and Mexican subsidiaries were $0.8 million and $4.4 million, respectively, in the three months ended April 3, 1999, $27.3 million and $19.6 million, respectively, in 1998 and $25.5 million and $16.8 million, respectively during 1997. The Company did not have any such sales during 1996. In 1997, an affiliate of LGE entered into an agreement with the Company concerning a license for the use of the Company's "Z-Tac" set-top box technology pursuant to which the Company received a $250,000 up-front license fee as well as approximately $850,000 from the sale of set-top box kits.

  LGE's U.S. affiliate, LG Alabama, Inc. ("LGAI") and the Company's Reynosa maquiladora have entered into a maquila agreement (the "LGAI Maquila Agreement") pursuant to which the Reynosa facility will assemble small and medium screen size television sets for LGAI, using components, equipment and other assets provided by LGAI. The LGAI Maquila Agreement was approved by Mexican authorities in December 1998. The material terms of the assembly relationship between LGAI and the Reynosa maquiladora are currently being negotiated between the parties. The parties expect to finalize the terms of this assembly relationship in the first quarter of 1999. In connection with the LGAI Maquila Agreement, the Company's Subsidiaries with assets located in the Reynosa maquiladora will also negotiate and enter into agreements with LGAI concerning labor, equipment and other assets to be used in the assembly operations.

  Technical agreements: The Company and LGE are currently operating under several technology agreements and licenses related to HDTV, flat tension mask products, and the Company's patents on television tuners. The license fee payable by LGE is comparable to royalty rates charged by the Company to unrelated parties. Under a technical cooperation agreement entered into by the Company and LGE in 1990, the Company agreed to pay LGE 33% of the royalties received by the Company from the use in Korea of certain HDTV technologies and 1% of the royalties received from such technologies from all other countries. The Company had not received any such royalties as of April 3, 1999. Under a separate agreement, the Company has licensed its tuner patents to LGE. LGE's payments to the Company under tuner licenses were approximately $0.1 million, $0.4 million, $0.6 million and $1.0 million for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. In September 1997, LGE agreed to provide the Company with $4.5 million in funding for the Company's HDTV receiver project. LGE is to be repaid the $4.5 million advance, without interest, from the royalties generated from future VSB licensing.

  In May 1997, the Company and LGE entered into a patent collaboration agreement which provides that (a) LGE will assist the Company in identifying infringements of the Company's patents and technologies, in return for 10% of all royalties collected as a result of such efforts, and defending against third party intellectual property claims, and (b) LGE has the option to acquire patent rights the Company intends to abandon for nominal amounts and to acquire any other patent rights for mutually agreed upon prices plus the payment by LGE to the Company of 10% of all future royalty income, if any, received from such other patent rights. LGE's option to acquire Zenith's U.S. and foreign patent rights under the patent collaboration agreement extends to any of the patents owned or applied for by the Company during the term of the agreement (which is automatically renewable for two year periods unless terminated by either party following its initial two year term), provided the Company has made an affirmative decision not to protect or maintain those patents. As of April 3, 1999, the Company had assigned to LGE or its affiliates, for a total of approximately $6,000, one U.S. patent, one foreign patent and one foreign patent application relating to television and telecommunication technology. The Company has made a decision not to protect or maintain those patents already assigned to LGE under the agreement. Under a separate agreement, the Company has assigned to LGE's telecommunications affiliate a patent relating to cordless telephone technology for $75,000. The Company retained a royalty-free, non-exclusive license and 50% of all royalties collected by the LGE affiliate related to such patent. An affiliate of LGE has also licensed certain technological information from Zenith relating to the manufacture of VSB modulation equipment under a 1998 agreement. That agreement allows the LGE affiliate to use technical information and design schematics as the basis for further development of commercial products. Under the agreement, Zenith is to receive $300,000 in 1998 in up-front payments and additional royalty payments per units sold by the LGE affiliate based on Zenith's designs. The agreement does not include a VSB patent license.

  Service Assistance: In 1996 and 1997, employees of LGE provided certain technical support services to the Company for which LGE was not compensated by the Company. LGE donated $2.2 million of such services (based on its actual payroll, travel and living expenses) in 1997. In addition, employees of LGE have provided certain technical support services to the Company that were covered under service agreements. The Company's obligations to LGE for such services totaled $61,000, $1.5 million, $4.8 million and $0.3 million for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. The amounts due to LGE for the services provided were the amounts that LGE advised the Company were its cost to provide the services. In addition, a U.S. affiliate of LGE has provided a guarantee of the Company's obligations under the employment agreement and indemnity agreement with Jeffrey P. Gannon, the Company's President and Chief Executive Officer.

  In late December 1997, the Company entered into an agreement with LG Software India Ltd. pursuant to which LG Software India Ltd. provides certain software development, design and support services to the Company. Projects under the agreement include the Company's Year 2000 readiness support. Payments to LG Software India Ltd. were approximately $0.3 million, $1.1 million and $0.1 million for the three months ended April 3, 1999, and the years ended December 31, 1998 and 1997, respectively.

  Other Items: The Company currently leases space from an LGE subsidiary in Huntsville, Alabama, for its Parts and Service group, and Ontario, California, for a warehouse. The Company leased space from an LGE subsidiary in San Jose, California, for NWS in 1998 and 1997. Lease payments to LGE were approximately $0.2 million, $0.6 million, $0.3 million and $2,000 for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. The Company and LGE are in discussions concerning the joint development of HDTV products, which may eventually be manufactured by LGE for the Company for resale by the Company in the United States.

 The Development of the Restructuring

  In August 1997, as a result of the Company's worsening operational performance, the Company and LGE began evaluating the Company's business and operations to identify possible means by which the Company's operations could be improved. LGE also explored through the fall of 1997 the possibility of bringing in a partner, but advised the Company that such a strategy appeared untenable due to the Company's persistent losses and the absence of any concrete business plan or strategy to return to profitability. LGE advised the Company that it believed that the Company could not demonstrate to a potential investor the means by which an investment in the Company would generate an attractive return.

  In October 1997, the Company began to evaluate options for additional financing or capital in light of its continuing cash requirements and continuing losses from operations. Beginning in November 1997, LGE advised the Company that it faced increasing financial pressures due to the broad deterioration of the Korean economy and the effect of such developments on LGE. The uncertain economic and political situation made it less clear that LGE would be able or willing to continue to provide funding for the Company's operating losses, which losses in 1997 totaled $299.4 million. In November 1997, LGE engaged legal counsel to assist it in connection with a possible financial restructuring of the Company. In addition, LGE introduced the Company to PJSC, with which LGE had been in communication regarding PJSC's possible engagement by LGE to assist LGE in connection with a possible reorganization of the Company. LGE initially interviewed PJSC to act as LGE's financial advisor in connection with the Restructuring. At the request of the Company's independent directors, PJSC was retained to act as the Company's investment banker and financial advisor in evaluating the Company's strategic and financial alternatives. LGE has advised the Company that it and its affiliates (other than the Company) have not had, and do not presently contemplate having, any material relationship with PJSC. None of the fees or expenses of PJSC will be borne by LGE. The Company and the Board retained PJSC based on its experience in the restructuring of other public companies in similar types of transactions. The Company engaged PJSC pursuant to an engagement letter dated November 28, 1997, as amended. See "ESTIMATED FEES AND EXPENSES--Advisors."

  In December 1997, LGE informed the Company that it was considering, in general terms, possible courses of action, and determined to continue to provide funding to the Company on a limited basis while a new business plan was being developed. LGE also advised the Company, in response to a request for additional funding, that the Company needed to develop a detailed business plan and complete its search to engage a new chief executive officer to replace Mr. Willmott, who had announced in September 1997 his intention to resign.

  On January 12, 1998, the Board elected Jeffrey P. Gannon as President and Chief Executive Officer of the Company, and elected Robert N. Dangremond as Acting Chief Financial Officer of the Company. The Company also engaged JA&A as restructuring advisors. JA&A was engaged by the Company based on its prior experience in the restructuring of other public companies in similar types of transactions. Robert N. Dangremond, a principal with JA&A, served as the Company's Acting Chief Financial Officer from January 1998 to June 1998, and currently serves as the Company's Senior Vice President, Restructuring. Mr. Dangremond has served as chief executive officer and as a director of other companies which have undergone restructuring, including companies which have sought protection under the Bankruptcy Code. Other JA&A employees serve in financial positions at the Company. The Company has engaged JA&A pursuant to an engagement letter dated as of December 1997, as amended, under which JA&A agreed to assist the Company in business planning, cash management and forecasting, financial reporting, contingency and restructuring planning and such other matters as may be mutually agreed upon. See "ESTIMATED FEES AND EXPENSES--Advisors." LGE advised the Company that it and its affiliates (other than the Company) have not had, and do not presently contemplate having, any material relationship with JA&A. None of the fees or expenses of JA&A will be borne by LGE.

  Also in January 1998, the Company's independent auditors communicated to management of the Company and the Audit Committee that the Company's 1997 financial statements would likely contain an explanatory paragraph that describes the significant uncertainty about the Company's ability to continue as a going concern due to recurring losses and a negative working capital position, and that the Company's financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

  During January and February 1998, Mr. Gannon and his management team began developing a new business strategy (which subsequently evolved into the Operational Restructuring) while at the same time implementing a number of changes designed to reduce costs and improve revenues. In February 1998, the Company's management presented a proposed outsourcing strategy for the Company to the Board and outlined its key elements, including cessation of substantially all manufacturing operations, outsourcing of most product lines and focusing on sales, distribution and technology. The proposed strategy also addressed the need for additional credit sources, the possibility of a strategic investment in the Company, the sale of certain of the Company's assets or businesses, recruiting and retention programs and work force restructuring, the search for partners to aid in market development, steps in the transition from manufacturing to outsourcing and the need to explore opportunities to improve the value of VSB rights.

  During January and February of 1998, LGE monitored the Company's performance and evaluated the business plan being developed by new management of the Company as it considered its strategy with the Company. LGE retained Lazard Freres & Co. LLC ("Lazard") as of February 1, 1998 to act as its investment banker to assist LGE's evaluation of restructuring alternatives.

  During February and March 1998 and under the direction of Mr. Gannon, in furtherance of the development of the Operational Restructuring, members of management and PJSC began identifying potential investors, joint venture partners and other sources of capital and investigating industry or technological synergies that the Company might have with such parties. Beginning in this period (and continuing through June), the Company and PJSC, at the direction of the Company, contacted over 15 parties (including strategic investors in the consumer electronics industry and financial investors) concerning a potential transaction and discussed the Operational Restructuring and the Company's strong brand and distribution and technology capabilities. LGE supported management's effort to attract a new investor or joint venture partner and provided introductions to certain potential investors. While several parties indicated that they might have some interest in providing the Company with outsourced product under the Operational Restructuring, no party approached in this effort expressed an interest in an investment or other transaction with the Company sufficient to provide the funding to the Company to implement the Operational Restructuring.

  At a meeting on March 11, 1998, LGE reported to the Board that it was considering whether and on what terms it would be prepared to participate in a long-term restructuring of the Company. In addition, LGE anticipated that approval of several Korean government ministries would be required for any such participation and expressed concern that the economic and political situation in Korea at that time might adversely impact its participation in any such long-term restructuring of the Company. On March 12, 1998, LGE's advisors provided the Company with a timeline and conditions related to a possible long-term restructuring in the event that LGE determined it would provide financial support in connection with any such restructuring. The outline contemplated, subject to LGE's willingness and ability to proceed, that the restructuring would be accomplished pursuant to a prepackaged plan of reorganization, but did not make any specific proposal with respect to the treatment of any Class of Claims or Equity Interests, including the Claims and Equity Interests of LGE. The conditions included: (i) the continued service of Mr. Gannon as Chief Executive Officer of the Company; (ii) the formulation and implementation of detailed programs satisfactory to LGE for the Company to outsource production, the sale of certain nonessential assets and maximization of the value of VSB technology; (iii) the availability of at least $150 million of financing from sources other than LGE; (iv) business results consistent with the Company's business plan; (v) the absence of default under any LGE short-term financing;
(vi) LGE's satisfaction with the terms of the restructuring, including the availability of releases in favor of LGE and Zenith's officers and directors;
(vii) Korean governmental approvals; and (viii) various other customary conditions. Notwithstanding the possibility of LGE support of a long-term restructuring, the Company continued to explore all possible restructuring and financing alternatives, including investments in the Company, the sale of all or certain of the Company's assets, possible partnerships or alliances and additional financing sources as alternatives to an LGE-sponsored restructuring.

  On March 26, 1998, the Board established the Special Committee, comprised of directors T. Kimball Brooker, Eugene B. Connolly, Andrew McNally IV and Peter
S. Willmott, and authorized the Special Committee to assess and negotiate along with management any proposal made by LGE with respect to providing long-term financial support necessary or appropriate to allow the Company to pursue its proposed business plan. None of the members of the Special Committee is an officer or director of LGE or an officer of the Company, although Mr. Connolly was one of the directors designated by LGE in 1995 pursuant to the LGE Stock Purchase Agreement and Mr. Willmott served as the Company's Chief Executive Officer from January 1997 to January 1998. At its first meeting on March 29, 1998, the Special Committee retained Sidley & Austin as its special counsel. Prior to this time, Sidley & Austin had regularly acted as one of the Company's outside counsel.

  At the end of March 1998, LGE made the $45 million LGE Demand Loan Facility available to the Company, which was secured by a second lien on the assets securing the Company's obligations under the Reimbursement Agreement and a second lien on the Company's VSB patents. The loan was intended to provide sufficient funds for operations of the Company through June 30, 1998 and to provide additional time for the Company to refine its business plan and for LGE to decide whether it would participate in a restructuring of the Company. The Special Committee recommended the terms of the LGE Demand Loan Facility to the Board which approved the LGE Demand Loan Facility.

  During March and early April of 1998, the Company, LGE and their advisors considered alternatives for the Company, including attracting a new investor for the Company, a cash-out merger, a traditional chapter 11 reorganization, a liquidation and a prepackaged plan of reorganization. LGE advised the Company that it favored a prepackaged plan of reorganization, and rejected other alternatives, for the reasons stated in "--Alternatives to Confirmation and Consummation of the Prepackaged Plan" and "--LGE's Position Regarding the Financial Restructuring." On April 16, 1998, LGE presented its initial proposal, which contemplated that pursuant to a prepackaged plan of restructuring: (i) the Citibank Credit Facility and the Citibank Receivables Facility would be restructured or refinanced; (ii) the Company's general unsecured claims would be unimpaired; (iii) the holders of Old Subordinated Debentures would receive an aggregate of $26 million of new 10% subordinated debentures due 2011 (which debentures would not be convertible); (iv) LGE would receive all of the New Common Stock of New Zenith, the Reynosa Assets and new senior notes due 2008 in exchange for its extended payables, guarantee of the Company's demand loans and leveraged leases, direct loans, and servicing fees; and (v) Zenith's existing Old Common Stock would be canceled. The conditions to LGE's obligations in the initial proposal were substantially identical to those provided to the Company on March 12, although the requirement regarding available non-LGE financing was reduced to $100 million, and the provision regarding releases was modified to require releases from the Company, its creditors and interest holders. Discussions among the Company, the Special Committee and representatives of LGE concerning possible restructuring alternatives continued throughout April and May of 1998.

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  The Special Committee, in person or by conference telephone, met seven times in April and May 1998 to consider various long-term financing alternatives for the Company, including the financial restructuring outlined by LGE. The
Special Committee discussed and reviewed with PJSC and the Company certain preliminary going concern and liquidation scenarios as well as certain related hypothetical sensitivity analyses and discussed and reviewed with management and LGE the Company's business plan at the time and the various alternatives for the Company on a going-forward basis. In light of the expressed intention of LGE to include releases in favor of itself in a possible restructuring, the Special Committee also discussed and reviewed with its special counsel the reasonableness and effects of any such releases. In that regard, the Special Committee's deliberations focused on whether the value, if any, attributable to the requested release of LGE would cause LGE to obtain a disproportionate recovery relative to other creditors and whether other creditors would receive more with LGE participating in the Company's proposed financial restructuring and receiving releases than if no such releases were provided and the proposed financial restructuring did not proceed. Throughout this period, the Special Committee, the Company's management and their advisors and representatives of LGE continued their discussions and negotiations concerning the terms of a financial restructuring. As a consequence of those negotiations, LGE made a subsequent proposal which provided for the same treatment of the Citibank Credit Facility and the Citibank Receivables Facility, the Company's general unsecured claims, LGE and holders of the Old Common Stock, but contemplated that the holders of Old Subordinated Debentures would receive an aggregate of $40 million of new 6 1/4% subordinated debentures due 2010 (which debentures would not be convertible). The conditions to LGE's obligations in the subsequent proposal were similar to those included in the initial proposal, but the conditions contained in the subsequent proposal also included: (i) the continued service of Mr. Gannon's direct reports or appointment of replacements satisfactory to the Board; (ii) implementation on or before June 30, 1998 of a comprehensive compensation plan for Zenith salaried employees, including retention bonuses, incentive compensation and employment agreements satisfactory to LGE; (iii) a July 31, 1998 deadline for formulation of detailed programs to outsource production, sell nonessential assets and maximize VSB technology and a requirement of execution of necessary contracts satisfactory to LGE of such programs; (iv) commitments of the sale or liquidation of nonessential assets at prices consistent with the Company's business plan; (v) caps on the deviation of results from the Company's business plan with respect to the projected cumulative funding requirement to December 15, 1998, actual cumulative funding requirement for any three-month period, projected cumulative EBITDA to December 31, 1998 and actual EBITDA;
(vi) review on or before June 30, 1998 by the Company's independent public auditors of the assets listed on the Company's June 30, 1998 balance sheet satisfactory to LGE; (vii) absence of material contingent liabilities other than specified liabilities; (viii) a cap on actual and projected cash restructuring expenses; and (ix) execution of definitive documentation satisfactory to LGE on or before the earlier of the filing of the Registration Statement or June 30, 1998, filing of the Registration Statement on or before June 30, 1998 and Confirmation of the Prepackaged Plan on or before December 15, 1998. In addition, LGE withdrew its request for a release from interest holders.

  At a Special Committee meeting on May 21, 1998, PJSC presented to the Special Committee and to the Company's management and their advisors a report summarizing the history of the negotiations and PJSC's preliminary analyses of the terms of the proposed financial restructuring as negotiated with LGE. PJSC advised the Special Committee that, based upon the going concern and liquidation analyses and reasonable variations of the assumption contained therein, no value existed for the holders of Old Common Stock. PJSC further advised the Special Committee (and subsequently the Board) that under its liquidation analysis, the holders of unsecured Claims, including the holders of the Old Subordinated Debentures, were likely to receive no distribution or a lower distribution than if the Company were restructured as a going concern pursuant to the terms of the proposed financial restructuring as negotiated with LGE. Mr. Gannon reported to the Special Committee on the status of contacts with potential acquirors and outside investors, concluding that no outside party contacted by PJSC or the Company was presently willing to provide the financing or other investment required to provide the funding to implement the Operational Restructuring. Based on the factors described herein, the Special Committee unanimously recommended to the Board that the Company accept in principle the terms of the proposed financial restructuring as negotiated with LGE. See "--Liquidation and Going Concern Analyses." This recommendation included a recommended acceptance of the releases requested by LGE, which had been

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

presented as a prerequisite to LGE's proceeding with its restructuring proposal. In that regard the Special Committee's deliberations focused not on ascribing a fixed value to the requested releases, but on whether other creditors would receive more with LGE participating in the Company's proposed financial restructuring and receiving releases than if no such releases were provided and the proposed restructuring did not proceed. In this context, the Special Committee concluded that a benefit to the Company of LGE's agreement to participate in the Restructuring could be measured by the difference between the going concern valuation of the Company (obtainable if LGE participated in the Restructuring) and the liquidation valuation of the Company. In that regard, the Special Committee concluded that the Company's creditors, including in particular its holders of unsecured Old Subordinated Debentures, would receive far more with LGE participating in the Company's proposed financial restructuring and receiving releases than if no such release were provided and the proposed restructuring did not proceed, in which event there would likely be no value at all available for distribution to the holders of unsecured Old Subordinated Debentures.

  At the May 21, 1998 Board meeting, convened subsequent to the Special Committee meeting of the same date, the Board heard (i) a report from Mr. Gannon regarding the status of contacts with potential acquirors and outside strategic investors and (ii) a report from PJSC regarding (A) the status of its efforts in connection with potential investment in or sale of NWS, (B) the status of negotiations with prospective lenders and (C) its preliminary valuation analysis of the Company, both as a going-concern and in a liquidation scenario. The Board then received a detailed presentation of the terms of the proposed financial restructuring as negotiated with LGE. The Special Committee reported to the Board regarding the negotiation process, including the Special Committee's considerations with respect to the proposed release in favor of LGE, and concluded its report by recommending that the Board accept in principle the terms of the proposed financial restructuring as negotiated with LGE. Management of the Company also recommended that the Board accept such restructuring plan. After further deliberation, the Board unanimously voted to accept in principle, and subject to the negotiation and execution of definitive documentation and final approval thereof, the terms of the proposed financial restructuring as negotiated with LGE.

  Subsequent to the May 21, 1998 Board meeting, management and the Company's advisors began negotiating the Restructuring Agreement. On July 17, 1998, the Special Committee met to review the then-current draft of the Restructuring Agreement, to discuss the Restructuring with the Company's restructuring counsel and to receive an updated financial analysis from PJSC. Based on such information, the Special Committee confirmed its earlier decision to approve in principle the terms of the proposed financial restructuring as negotiated with LGE. The Special Committee also received an update from management and PJSC about contacts with possible acquirors or alternative investors, none of which had been successful.

  On July 20, 1998, the Special Committee met by conference telephone to receive a status report. It was advised that certain of the changes to the Restructuring Agreement which had been requested by it had been agreed to by LGE, including the elimination of a so-called "no shop" provision.

  On July 22, 1998, the Special Committee, based upon discussions with the Company's restructuring counsel and PJSC, the recommendation of management and upon various other factors, including the absence of any viable alternatives, unanimously determined to recommend the original Restructuring Agreement to the Board for its approval.

  At a meeting of the Board on July 22, 1998, the Board received a further report from Mr. Gannon and PJSC regarding the status of contacts with potential acquirors and stating that no outside party contacted by PJSC or the Company appeared willing to provide the financing or investment required to provide the funding to implement the Operational Restructuring. PJSC presented to the Board its report on a liquidation analysis and a going concern analysis with respect to the Company. See "--Liquidation and Going Concern Analyses." PJSC also discussed with the Board the terms of the Company's business plan and the terms of the original Restructuring Agreement. The Special Committee reported its recommendation to the Board that the original Restructuring Agreement be approved. Management of the Company also recommended that the Board accept

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


the original Restructuring Agreement as negotiated. The Board unanimously voted to approve the terms of the original Restructuring Agreement, subject only to management's completion of documentation. The Company and LGE entered into the original Restructuring Agreement on August 7, 1998 and entered into Amendment No. 1 and Waiver to the Restructuring Agreement on November 16, 1998. See "--The Restructuring Agreement."

  On November 16, 1998, PJSC presented to the Special Committee a liquidation analysis and a going concern analysis based on the Company's November 1998 business plan projections.

  On January 20, 1999, the Special Committee unanimously reconfirmed its recommendation and approval of the Restructuring Agreement, as amended.

  In March 1999, the Company's independent auditors advised the Company that the Company's 1998 financial statements would again contain an explanatory paragraph that describes the significant uncertainty about the Company's ability to continue as a going concern.

  On March 31, 1999, the Company entered into the Lock-Up Agreement with the Debenture Committee and the Commitment with Citicorp. The terms of the Lock-Up Agreement are described below under "--Debenture Committee" and the terms of the Commitment are described below under "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS--The DIP Facility and the Citicorp Exit Facility." The Company updated its Business Plan Projections to give effect to the terms of the Lock-Up Agreement and the Commitment, and certain other items. See "BUSINESS PLAN PROJECTIONS--History of the Business Plan Projections."

  On April 13, 1999, PJSC presented to the Special Committee an updated liquidation and going concern analysis based on the Company's April 1999 Business Plan Projections and which took into account the terms of the Lock-Up Agreement with the Debenture Committee. See "--Liquidation and Going Concern Analyses" for a description of the review undertaken and assumptions made by PJSC in developing its analyses. The Special Committee unanimously reconfirmed its recommendation and approval of the Restructuring, as modified by the terms of the Lock-Up Agreement.

  On June 14, 1999, the Special Committee determined to recommend the Amended and Restated Restructuring Agreement to the Board for its approval. At a meeting of the Board on June 14, 1999, the Special Committee reported its recommendation to the Board that the Amended and Restated Restructuring Agreement be approved. Management also recommended that the Board accept the Amended and Restated Restructuring Agreement. All members of the Board (other than Mr. Lee, who was not present at the Board meeting) voted to approve the terms of the Amended and Restated Restructuring Agreement.

Debenture Committee

  In June 1998, the Company was contacted by three significant holders of Old Subordinated Debentures, Loomis Sayles & Company, Mariner Investment Group and Caspian Capital Partners, L.L.P. to discuss the proposed Prepackaged Chapter 11 Case and Prepackaged Plan. The members of the Debenture Committee represented to the Company that they collectively held or controlled over 50% of outstanding principal amount of the Old Subordinated Debentures. The Debenture Committee retained Crossroads Capital Partners, LLC ("Crossroads") as its financial advisor and Hebb & Gitlin as its legal advisor.

  The Company entered into a letter agreement, dated June 30, 1998, with Crossroads pursuant to which, among other things, the Company agreed to pay to Crossroads certain fees in consideration of Crossroad's agreement to render financial advisory services on behalf of the Debenture Committee in connection with the Prepackaged Chapter 11 Case and the Prepackaged Plan. As compensation for its services, the Company agreed to pay to Crossroads $80,000 per month for the ninety day period from and after June 8, 1998. At the later to occur of (i) ninety days, (ii) the entry of an agreement in principle between the Company and the Debenture Committee with respect to the restructuring of the Old Subordinated Debentures, and (iii) a cessation of negotiations between the Company and the Debenture Committee, the fee payable to Crossroads will be reduced to $25,000 per month, plus an additional amount, if any, at Crossroad's hourly billing rates if Crossroads incurs

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

greater than sixty hours service on behalf of the Debenture Committee in such month. The letter agreement is terminable by the Company upon five business days notice at any time after the initial ninety day period. Through April 30, 1999, the Company has paid approximately $537,000 to Crossroads in respect of such arrangements.

  The Company entered into a letter agreement, dated June 30, 1998, with the law firm of Hebb & Gitlin pursuant to which the Company agreed to pay the reasonable legal fees and expenses of such law firm in connection with such law firm's representation of the Debenture Committee. As compensation for its services, the Company agreed to provide Hebb & Gitlin with an initial fee reserve of $100,000 to be applied against fees and expenses to be incurred in connection with such law firm's representation of the Debenture Committee. The letter agreement is terminable at will by either the Company or Hebb & Gitlin on five business days prior written notice provided to the other party. Through April 30, 1999, the Company has paid approximately $486,000 to Hebb & Gitlin in respect of such arrangements.

  On March 31, 1999, the Company, LGE and the Debenture Committee entered into a Forbearance, Lock-Up and Voting Agreement (the "Lock-Up Agreement") with respect to the terms of the Company's proposed prepackaged plan of reorganization. Pursuant to the Lock-Up Agreement:

  . the parties agreed that under the Prepackaged Plan, if approved, holders of Old Subordinated Debentures will receive a pro rata distribution of $50 million of New Debentures;

  . the members of the Debenture Committee agreed to vote their claims in favor of the Prepackaged Plan and to support Confirmation of the Prepackaged Plan;

  . the members of the Debenture Committee agreed to forbear from enforcement of any defaults that might occur with respect to the Old Subordinated Debentures until the Prepackaged Plan is confirmed;

  . the members of the Debenture Committee agreed not to transfer their Old
    Subordinated Notes unless the transferee agrees to be bound by the terms of the Lock-Up Agreement; and

  . the members of the Debenture Committee agreed to grant the releases and exculpations described herein and not to object to the entry of an order by the Bankruptcy Court approving the releases.

  The obligations of the members of the Debenture Committee under the Lock-Up Agreement terminate if: (a) the Prepackaged Plan has not been filed with the Bankruptcy Court on or before September 15, 1999, (b) the Prepackaged Plan has not been confirmed by the Bankruptcy Court on or before December 31, 1999, (c) the Company or LGE withdraws the Prepackaged Plan from consideration by the Bankruptcy Court and does not promptly re-file, (d) the Company or LGE files or supports a prepackaged plan that contains terms that are not, in all material respects, the same as those in the Prepackaged Plan, (e) the Prepackaged Plan is modified in any material respect without the consent of the Debenture Committee or (f) LGE does not support the Prepackaged Plan. It is a condition to Consummation that no more than 5% of holders of Old Subordinated Debentures elect not to grant the releases set forth in the Prepackaged Plan, although this condition may be waived by LGE.

  Under the Lock-Up Agreement, the Company agreed to indemnify the members of the Debenture Committee and certain related persons from losses arising from their execution of the Lock-Up Agreement and performance of their obligations thereunder, other than losses arising from or related to the gross negligence, fraud or willful misconduct of the members of the Debenture Committee. The Lock-Up Agreement requires that the Debenture Releasees receive the same releases and exculpation provided to the D&O Releasees and the Investor Releasees. The Debenture Releasees provided no independent consideration in exchange for the Company's agreement to seek such releases and exculpation.

 Equity Interest Holders

  In September 1998, the Company was contacted by the law firm of Katten Muchin & Zavis, purporting to represent certain institutional and individual holders of Equity Interests. In October 1998, the Katten Muchin & Zavis law firm, on behalf of its clients, requested that the Company agree to fund certain expenses of such Equity Interest holders in connection with the proposed restructuring, including the fees and expenses of their advisors. In addition, the Katten Muchin & Zavis law firm, on behalf of its clients, requested access to certain books and records of the Company.

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

  In November 1998, the Company agreed to cooperate by responding to any appropriate informational request that might be made by such Equity Interest holders, subject to the execution of appropriate confidentiality agreements. However, the Company concluded that it would be inconsistent with the Company's obligations to creditors for the Company to make any payment to Equity Interest holders or their advisors when the Company was unable to provide full payment to all creditors. In January 1999, the Katten Muchin & Zavis law firm and certain of its clients entered into confidentiality agreements with the Company. In February 1999, the Company and its financial advisors reviewed with such parties the Company's November 1998 business plan projections and the financial analysis performed by PJSC. The Company has not engaged in any negotiations with such persons. In April 1999, one of the Equity Interest holders, the California Public Employees Retirement System, informed the Company that it had retained Rothschild, Inc. as its investment banker. In May 1999, the Company, the Special Committee and their advisors met with the California Public Employees Retirement System and its advisors and reviewed with such parties the Company's past and current efforts to sell the Company or identify an investor, as well as matters relating to the Special Committee's and the Board's review of potential restructuring alternatives.

Purposes and Effects of the Financial Restructuring

  The purpose of the Financial Restructuring is to reduce the Company's debt service obligations, to facilitate future borrowing to fund liquidity needs and to permit it to complete the Operational Restructuring. The Prepackaged Plan will benefit the Company and reduce its overall debt and other obligations by approximately $285 million by exchanging (i) $200 million of debt and other liabilities owed to LGE for the New Common Stock; (ii) the Old Subordinated Debentures in an aggregate principal amount of $103.5 million plus accrued interest thereon for New Debentures in an aggregate principal amount of $50 million; and (iii) approximately $32.4 million of indebtedness to LGE for the Reynosa Assets, which have an appraised value equal to such amount. Such appraisals should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report. In addition, as a result of the Consummation of the Prepackaged Plan, the Company's post-restructuring annualized interest obligations are expected to be reduced in excess of $30 million.

  As a result of the Financial Restructuring, the Company will also have significantly more liquidity. For example, the Company's cash interest obligations will be reduced because the LGE New Restructured Senior Note will have a PIK interest feature pursuant to which interest will be added to the principal amount of the LGE New Restructured Notes unless the Company's ratio of EBITDA to cash interest expense for the immediately preceding four fiscal quarters exceeds 1.5. Interest will be payable in cash only to the extent such ratio test is met. See "SUMMARY OF LGE NEW RESTRUCTURED NOTE--Payment of Principal and Interest; Maturity." The Company has entered into the Commitment with Citicorp pursuant to which Citicorp has agreed to provide a three-year $150 million credit facility following Consummation of the Prepackaged Plan and $150 million debtor-in-possession credit facility during the pendency of the Prepackaged Plan. The Commitment is subject to a number of conditions. See "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS." In addition, pursuant to the Restructuring Agreement, LGE has agreed to provide additional credit support of up to $60 million pursuant to the LGE New Credit Support. The combination of the PIK feature of the LGE New Restructured Senior Note, the LGE New Credit Support and the Citicorp Exit Facility is expected to enhance the liquidity of the Company following the Consummation of the Prepackaged Plan.

  Although the Financial Restructuring will have a detrimental effect on LGE and the holders of Old Subordinated Debentures in that they will receive less than face value with respect to their claims (with holders of Old Subordinated Debentures receiving an aggregate of $50 million in principal amount of New Debentures in exchange for $103.5 million in principal amount of Old Subordinated Debentures, and LGE receiving the Reynosa Assets and securities having an aggregate principal amount of $135.1 million plus the New Common Stock in exchange for $375.5 million of claims), the Company believes that LGE and the holders of Old Subordinated Debentures would receive even less in any reasonably likely alternative transaction. In addition, the Company believes that its ability to utilize its NOLs, and, therefore, its value, may be less in an alternative transaction. The amount of LGE's claims is based on the Company's obligations to LGE, and is not affected by the amount of the Company's NOLs.

  The Financial Restructuring has a detrimental effect on holders of Old Common Stock (including LGE), who receive no distribution and retain no property pursuant to the Prepackaged Plan. In addition, following the Effective Date LGE will own all of the New Common Stock of New Zenith and will, therefore, have 100% (increased from approximately 55.3%) of the interests in New Zenith's net book value, which was negative $364.5 million at year end 1998 and is projected to be negative $179.3 million at year end 1999, and net earnings (losses), which were $(275.5) million for 1998 and are projected to be $(14.8) million for 1999. Following the Restructuring, Zenith expects to continue purchasing some finished products from LGE, including VCRs. Additionally, Zenith expects to purchase medium and large screen direct view televisions produced by LGE in its operation of the Reynosa Assets. Because the Company intends to outsource substantially all of its product lines following the Restructuring, the Company expects that it will continue to purchase some finished products, components and technical services from LGE.

  The Company will not pay the fees and expenses of LGE or its professionals in connection with the Restructuring, except as provided in the Restructuring Agreement. See "SPECIAL FACTORS--The Restructuring Agreement."

LGE Agreements Related to Common Stock

  On March 25, 1997, LG Semicon granted LGE an irrevocable proxy to vote all shares of common stock owned by LG Semicon. By its terms, the proxy terminates after thirteen years. On March 3, 1998, LGE purchased 2,000,000 shares of Old Common Stock from LG Semicon. On April 29, 1999, LGE informed the Company that it had acquired 26,095,200 shares of Old Common Stock of the Company and the associated Old Common Stock purchase rights from its affiliate, LG Semicon. The Company was informed that the aggregate purchase price for such shares was 10 Korean Won (approximately US$0.01). As a result of this transfer, LGE owns approximately 55.3% of the Old Common Stock including vested but unexercised options.

Alternatives to Confirmation and Consummation of the Prepackaged Plan

  If the Company commences the Prepackaged Chapter 11 Case and the Prepackaged Plan is not subsequently confirmed by the Bankruptcy Court and consummated, the alternatives include (i) liquidation of the Company under chapter 7 or chapter 11 of the Bankruptcy Code and (ii) confirmation of an alternative plan of reorganization under chapter 11 of the Bankruptcy Code. One of the conditions to Consummation of the Prepackaged Plan is the availability to the Company of a credit facility in an amount not less than $100 million on terms and conditions set forth in the Restructuring Agreement. This is also a condition to LGE's obligations in connection with the Prepackaged Plan. If the Company is unable to obtain such a credit facility, it is possible that LGE could waive the condition to its obligations. In such an event, however, the Company would probably not have sufficient financing for its operations, and would be unable to consummate the Prepackaged Plan. If the Prepackaged Plan is not confirmed, the Company will decide which alternative to pursue by weighing each of the available options and choosing the alternative or alternatives that are in the best interests of the Company, its creditors and other parties in interest.

 Liquidation Under Chapter 7 or Chapter 11

  If no plan of reorganization is confirmed (and in certain other circumstances), the Prepackaged Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the assets of the Company for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. A discussion of the potential effects that a chapter 7 liquidation would have on the recovery of holders of Claims and Equity Interests is set forth under "LIQUIDATION ANALYSIS" and a comparison of the effects of the Prepackaged Plan and a hypothetical chapter 7 liquidation is set forth under "SUMMARY--The Prepackaged Plan." In a liquidation, the assets of the Company would be sold in exchange for cash, securities or other property, which would then be distributed to creditors. In contrast to the Prepackaged Plan (or an alternative reorganization under chapter 11 of the Bankruptcy Code) in which creditors would receive debt or equity securities of the Company and would be subject to the risks associated with holding such securities, in a liquidation creditors might receive cash or other assets which are not subject to those risks. See "RISK FACTORS." However, the Company believes that liquidation under chapter 7 would result in smaller distributions (and, as to certain Classes, no distributions) as compared to those provided for in the Prepackaged Plan because of, among other things, (i) failure to realize the greater going concern value of the Company's assets and the erosion in value of assets in a chapter 7 case due to the expeditious liquidation required and the "forced sale" atmosphere that would prevail, (ii) additional administrative expenses involved in the appointment of a trustee and professional advisors to such trustee and (iii) additional expenses and Claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the operations of the Company. In addition, a chapter 7 liquidation is likely to result in substantial litigation and delays in ultimate distributions to creditors. In the event of a chapter 7 liquidation, the Company believes that there would not be sufficient assets to make any distribution to any unsecured creditors.

  In a liquidation under chapter 11, the Company's assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7, potentially resulting in somewhat greater (but indeterminate) recoveries. Although preferable to a chapter 7 liquidation, the Company believes that a liquidation under chapter 11 would still not realize the full going concern value of the Company's assets or the value of the accumulated NOLs. First, the going concern value is predicated upon the Company continuing in operation. In contrast, liquidation value assumes that the Company would be unable to continue functioning as a going concern and its assets would be sold separately. Second, due to certain provisions of the Tax Code, it is unlikely that the Company could take advantage of the Company's accumulated NOLs following a liquidation or a sale of the Company to an unaffiliated third party. See "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS--Consequences to the Company--Section 382 Limitation." Consequently, the Company believes that a liquidation under chapter 11 is a less attractive alternative to creditors than the Prepackaged Plan because of the likelihood of a greater recovery provided for by the Prepackaged Plan. See "THE PREPACKAGED PLAN" and "LIQUIDATION ANALYSIS."

 Alternative Plans of Reorganization

  If the Prepackaged Plan is not confirmed, the Company (or, if the exclusive period in which to file a plan of reorganization has expired or is terminated by the Bankruptcy Court, any other party in interest) could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Company's business or an orderly liquidation of its assets.

  The Company believes that the Prepackaged Plan is a significantly more attractive alternative than these alternatives, because it could, among other things, maximize the value of the Company's NOLs, minimize disputes during such proceeding concerning the reorganization of the Company, significantly shorten the time required to accomplish the reorganization, reduce the expenses of a case under chapter 11 of the Bankruptcy Code, minimize the disruption of the Company's business that would result from a protracted and contested bankruptcy case and ultimately result in a larger distribution to creditors than would other types of reorganizations under chapter 11 of the Bankruptcy Code or a liquidation under chapter 7 or chapter 11 of the Bankruptcy Code. The Company's ability to complete the Operational Restructuring is dependent upon the Confirmation and Consummation of the Prepackaged Plan.

Going Private Transaction

  As of March 31, 1999, there were issued and outstanding 67,525,447 shares of Old Common Stock and approximately 11,500 holders of record of Old Common Stock. As a consequence of the Financial Restructuring, the Old Common Stock will be cancelled (including that of LGE) and the holders of the Old Common Stock (including LGE) will receive no distributions and retain no property in respect of their holdings of the Old

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Common Stock. The Company believes that the Old Common Stock has no value, and after evaluating various factors, the Board believes that the Financial Restructuring provides the Company with the best opportunity to enhance its long-term viability. See "--Recommendation of the Board."

  In satisfaction of the LGE Tranche B Claims of $200 million, LGE will receive all of the issued and outstanding New Common Stock of New Zenith. After Consummation of the Financial Restructuring, all of the outstanding New Common Stock of New Zenith will be held by LGE and thus, with respect to such New Common Stock, New Zenith will no longer be subject to the proxy rules under the Exchange Act.

  The New Debentures will not be convertible. However, the New Debentures will continue to be publicly held after the Financial Restructuring and New Zenith will remain subject to the reporting requirements under the Exchange Act. LGE has advised Zenith that it intends for New Zenith to file periodic reports with the Commission for such time as the New Debentures remain outstanding.

Recommendation of the Board

  The Special Committee of the Board has unanimously recommended to the Board, and the Board has approved, the Restructuring Agreement and the Prepackaged Plan. For the reasons described below, the Special Committee determined that the proposed financial restructuring is fair to unaffiliated securityholders. Based on the Special Committee's recommendation, the Board also determined that the proposed financial restructuring is fair to unaffiliated securityholders.

  Since the holders of the Old Common Stock will receive no distributions and retain no property under the Financial Restructuring, they are deemed to reject the Prepackaged Plan and, as a result, the Financial Restructuring has not been structured so that approval of at least a majority of unaffiliated securityholders is required. See "THE PREPACKAGED PLAN--Confirmation Standards." The Company does not believe that stockholder approval would be required for the Operational Restructuring, because the Company does not expect to sell all or substantially all of its assets pursuant to the Operational Restructuring. The following discussion of the Financial Restructuring as it affects the holders of Old Common Stock is provided notwithstanding that they are not entitled to vote on the Prepackaged Plan.

  The following is a summary of the material factors considered by the Special Committee in reaching its recommendation to the Board.

    (1) Going Concern Valuation and Liquidation Analyses. The Special Committee considered analyses prepared by PJSC of the value of the Company's assets based both on the continuation of the Company as a going concern and on the liquidation of the Company's assets. See "--Liquidation and Going Concern Analyses" for a description of the review undertaken, assumptions made and information relied upon by PJSC in developing its analyses. In the course of its discussions with representatives of LGE, the Special Committee reviewed a number of possible alternatives and scenarios for the analyses, including the risks associated therewith, and believed that the assumptions underlying the going concern valuation and the liquidation analysis were reasonable. The Special Committee believed that the optimal outcome for the Company was a restructuring in which LGE participates, and was advised and concluded that in the absence of LGE's participation no restructuring would be possible. In this regard, the Special Committee noted that the Company might be of greater potential value to LGE than to third parties for a number of reasons, including the Company's ability to utilize its NOLs if still controlled by LGE.

    The Special Committee noted that under both the going concern analysis and the liquidation analysis there was no value available to holders of Equity Interests, and that under the terms of the proposed financial restructuring as negotiated with LGE, even considering the release requested by LGE, the treatment offered to holders of Impaired Claims (other than LGE) was equal to or greater than the amount that would be received by such holders in the hypothetical absolute priority distribution of the Company's assets which is a part of both the going concern valuation and the liquidation valuation prepared by PJSC. See "LIQUIDATION ANALYSIS."

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

    The Special Committee also noted that under the terms of the proposed financial restructuring as negotiated with LGE, the distributions to be received by LGE with respect to its Claims, including consideration of the value, if any, of the releases, are reasonable in comparison to the distributions offered to holders of the Old Subordinated Debentures. In this regard, the Special Committee noted that it had been advised that a significant portion of the LGE unsecured Claims are contractually senior to the claims of the holders of the Old Subordinated Debentures. The Special Committee further noted that, under PJSC analyses, the percentage face value to be received by LGE with respect to its unsecured Claims is less than the percentage face value to be received by the holders of the Old Subordinated Debentures with respect to their claims (assuming the holders of the Old Subordinated Debentures approve the restructuring and thereby receive a distribution). The Special Committee further noted that absent LGE's agreement to participate in the proposed restructuring, and its willingness to accept impairment of its secured and unsecured Claims otherwise entitled to priority, there would likely be no value at all available for distribution to holders of the Old Subordinated Debentures. In addition, the Special Committee concluded that the more favorable treatment of other Classes of unsecured Claims was appropriate, because (a) such treatment is essentially being funded at the expense of LGE, and not the holders of the Old Subordinated Debentures, and (b) the Company's ability to announce favorable treatment of trade creditors would optimize value for the benefit of all Classes of Claims and the Company as a whole.

    Based on the foregoing, the Special Committee viewed the going concern and liquidation analyses as strongly supporting its recommendation to the Board that it approve the terms of the Financial Restructuring as negotiated with LGE.

    (2) The Lack of Available Alternatives. In the course of its negotiations with LGE, the Special Committee investigated and considered the availability of alternatives to the terms of the proposed financial restructuring as negotiated with LGE. Specifically, the Special Committee investigated whether the Company could obtain interim financing from LGE absent the proposed restructuring, obtain a significant investment by a strategic investor, a cash-out merger, or arrange for an "exchange" or "rights" offering pursuant to the Securities Act or the sale of all or a portion of the Company or its assets.

    The Special Committee concluded that each of these alternatives was unobtainable, unworkable or inappropriate. Specifically, the Special Committee determined that LGE was unwilling to provide continued interim financing absent the proposed financial restructuring and further concluded that even if such short-term interim financing were available, it would not resolve the Company's need to restructure its obligations on a long-term basis in order to reduce its debt service obligations. The Special Committee also concluded that no third-party interested in providing the required capital (such as strategic investors or buyers for the Company as a whole) exists, and noted that none had come forward or expressed interest despite the efforts of management and PJSC to identify such a third party. In reaching this conclusion, the Special Committee took into account the beliefs of management and PJSC, each of which expressed the view that no such third party likely exists. Finally, the Special Committee concluded that no "exchange" or "rights" offering was viable, both because of the Company's financial circumstances and because a sale of the Company's assets to one or more third parties would, even if possible, not be likely to produce as much value as would result under the LGE proposed financial restructuring and also would not result in an adequate, long-term reordering of the Company's debt obligations.

    (3) Procedural Considerations. In evaluating the aggregate consideration available for distribution under the terms of the proposed financial restructuring as negotiated with LGE, the Special Committee considered the fact that the terms of the proposed financial restructuring as negotiated with LGE resulted from an arm's length negotiation process which was designed to obtain the maximum amount of proceeds for the Company. These negotiations were held between representatives of and advisors to LGE, on the one hand, and the Special Committee, the Company and their respective advisors, on the other hand. Such arm's length negotiation process resulted in various changes and modifications to the terms of the financial restructuring as initially proposed by LGE which improved the status of certain Claims and resulted in an enhanced distribution of proceeds. It was the belief of the Special Committee that no further improvements in the terms of the proposed financial restructuring as negotiated with LGE could be obtained by additional negotiation by the Special Committee with LGE.

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

    With respect to the procedural fairness of a prepackaged bankruptcy proceeding to the holders of the Old Subordinated Debentures, the Special Committee noted that (i) confirmation of a prepackaged plan would require that the Bankruptcy Court find that the prepackaged plan is in the "best interests" of the holders of the Old Subordinated Debentures who do not vote to accept the prepackaged plan; and (ii) any holder of the Old Subordinated Debentures that objects to the confirmation of a prepackaged plan will be entitled, subject to compliance with the procedural, standing and other requirements of the Bankruptcy Code, to file an objection with the Bankruptcy Court and to have such objection considered at the Confirmation Hearing. The Bankruptcy Code requires, subject to certain exceptions, that the Prepackaged Plan be accepted by all Impaired Classes of Claims, with acceptance defined to be acceptance by holders of at least 66 2/3% in dollar amount and more than one-half of the number of Allowed Claims in a class, but counts only those claims that have been voted on the Prepackaged Plan. See "--Events Leading to the Restructuring" and "THE PREPACKAGED PLAN--Confirmation Standards."

    A finding by the Bankruptcy Court that a prepackaged plan is in the "best interests" of the holders of the Old Subordinated Debentures who do not vote to accept such prepackaged plan generally means that the court has determined that they will receive property of a value that is not less than the value such holders would receive if the debtor were liquidated under chapter 7 of the Bankruptcy Code on the effective date of the prepackaged plan. Such a finding does not necessarily imply that the prepackaged plan is fair to the holders of Claims in all respects. However, it provides a significant procedural safeguard to the holders of Claims in that it requires that the Bankruptcy Court determine that the value of the consideration to be paid to the holders of such Claims in the prepackaged plan exceeds the value of the distributions they would receive in a hypothetical chapter 7 liquidation. See "--Alternatives to Confirmation and Consummation of the Prepackaged Plan" and "THE PREPACKAGED PLAN-- Confirmation Standards."

  In making its recommendation to the Board, the Special Committee did not consider whether the consideration offered to unaffiliated security holders constitutes fair value in relation to: (a) current and historical market prices of the Old Subordinated Debentures and the Common Stock, (b) the net book value of the Company, or (c) amounts paid by the Company in connection with its redemption of a portion of the Old Subordinated Debentures. The Special Committee did not believe that those factors were relevant or appropriate in light of the Company's financial condition at the time and the lack of alternative transactions or refinancing. Because the Company did not receive any firm offers made within the prior eighteen months to the Company by unaffiliated persons related to a merger, consolidation, acquisition of substantially all of the assets of the Company or an acquisition of a controlling interest in the Company, the Special Committee did not consider any such offers.

  The majority of non-employee directors did not retain an unaffiliated representative to act on behalf of unaffiliated security holders for the purposes of negotiating the Prepackaged Plan and/or preparing a report concerning the fairness of the Prepackaged Plan. The terms of the Prepackaged Plan were negotiated on behalf of the Company, its creditors and its unaffiliated securityholders by the Special Committee.

  The Board considered the following material factors, each of which, in the view of the Board, supported its determination to approve and recommend the terms of the proposed financial restructuring as negotiated with LGE to the holders of the Old Subordinated Debentures: (1) the conclusions and recommendations of the Special Committee; (2) the considerations referred to above as having been taken into account by the Special Committee, including the analyses of PJSC, which are attached hereto as Annex C, and (3) the fact that the terms of the proposed financial restructuring as negotiated with LGE were the result of arms-length negotiations between the Special Committee, management and LGE and their respective advisors. The Board did not, however, receive any fairness opinion with respect to the Restructuring.

  In evaluating the foregoing factors, the members of the Board, including the members of the Special Committee, evaluated the terms of the proposed financial restructuring as negotiated with LGE based upon their business judgment and in light of their knowledge of and familiarity with, and information provided by management with respect to, the Company's business, prospects, financial condition, results of operations and current business strategy, assets, liabilities and current industry, economic and market conditions.

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

  The foregoing discussion of the factors and information considered by the Special Committee and the Board is not intended to be exhaustive, but includes material factors considered by both the Special Committee and the Board. In view of the circumstances and the wide variety of factors considered in connection with its evaluation of the terms of the proposed financial restructuring as negotiated with LGE, the Special Committee and Board did not find it practicable to assign relative weights to the factors considered in reaching its determination to recommend the terms of the proposed financial restructuring as negotiated with LGE to the holders of the Old Subordinated Debentures.

  The Company believes that the Prepackaged Plan complies with all applicable requirements for Confirmation under 11 U.S.C. (S)1129, including that the Prepackaged Plan is fair and equitable with respect to each Class of Claims and Equity Interests.

LGE's Position Regarding the Financial Restructuring

 Retention and Advice of Lazard Freres & Co. LLC

  LGE has advised the Company that it retained Lazard on February 1, 1998 to provide advice concerning LGE's negotiating strategy and positions but not to prepare an independent valuation of the Company. LGE informed the Company that to the extent the formulation of such negotiating strategy and positions required valuation information concerning the Company, LGE and Lazard utilized the financial analyses prepared by the Company's management and PJSC, which are included elsewhere in this Disclosure Statement. LGE has advised the Company that Lazard was not engaged to and did not render an opinion, valuation, appraisal or report with respect to the terms of the proposed Restructuring. Lazard was retained based on its prior experience in restructurings of other public companies in similar types of transactions. LGE advised the Company that Lazard has not provided investment banking services to, and has not had any other material relationship with, LGE or its affiliates (including the Company) in the last two years and no such relationship is currently contemplated.

  LGE has informed the Company that Lazard made presentations to certain members of LGE's senior management on two occasions.

  LGE has advised the Company that on March 25, 1998, prior to LGE's initial proposal to the Company on April 16, 1998, certain members of LGE's senior management and LGE's advisors met to discuss the terms under which LGE might participate in a long-term restructuring of the Company. At that meeting, Lazard made a presentation to LGE in an effort to provide LGE with background that it deemed relevant for this discussion and to assist LGE in identifying restructuring options. The Lazard presentation began by reviewing the issues posed by the Company's existing capital structure (including with respect to its leverage and reliance on short-term debt) and objectives LGE might seek to achieve in connection with a restructuring. The presentation then focused on the elements of the Company's capital structure that would require revision in connection with any long-term restructuring: the Company's Old Subordinated Debentures and Common Stock and the Company's obligations to LGE. With respect to the Old Subordinated Debentures, Lazard noted the principal financial terms of the Old Subordinated Debentures and suggested ways in which these terms might be modified in connection with a restructuring. Lazard also hypothesized certain outcomes of negotiation with the holders of the Old Subordinated Debentures, ranging from the issuance of new debentures with a value modestly in excess of the trading value of the Old Subordinated Debentures subsequent to the announcement of the Zenith restructuring to the possibility that the Debentures would be substantially unimpaired. With respect to the Company's Old Common Stock, based on the amount of the Company's outstanding indebtedness and a very preliminary version of the Business Plan Projections, Lazard stated that it believed that the Company's equity had no value but mentioned alternatives (including cash payments, the issuance of out-of-the-money warrants and the issuance of contingent payment rights) pursuant to which some compensation might be offered to the holders of the Old Common Stock in respect of their "holdup" value should LGE want to expedite a restructuring. Finally, based on a very preliminary version of the Business Plan Projections, Lazard gave its views regarding the Company's possible debt capacity in an initial effort to assist LGE in determining the portion of its existing claims that might need to be capitalized in connection with a long-term restructuring.

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

  LGE has also advised the Company that on December 13, 1998, Lazard again met with certain members of LGE's senior management and LGE's other advisors. At this meeting, Lazard made a presentation to LGE concerning recent discussions with the Debenture Committee. Again, Lazard reviewed the principal terms of the Old Subordinated Debentures and suggested ways in which they might be modified in connection with the Prepackaged Plan. To illustrate the potential impact of different modifications, Lazard provided LGE with a table setting forth the present value of various restructured securities (assuming discount rates ranging between 12% and 15%). In addition, Lazard discussed with LGE a concept that had been a focus of recent conversations with the advisors to the Debenture Committee: a quasi-equity security the payments on which would be contingent on the Company's future cash flow. Lazard described possible terms of such a security.

 LGE's Position

  LGE has advised the Company that, based on the liquidation and going concern analyses presented to the Board by PJSC and the expected cost of a prolonged liquidation or traditional bankruptcy proceeding as compared to the cost of the Restructuring, LGE is willing to proceed with the Restructuring pursuant to the Restructuring Agreement. LGE has advised the Company that it did not find it practicable to, and did not, quantify or otherwise attach relative weights to such factors. LGE has made no recommendation in support of or in opposition to the Prepackaged Plan, but has agreed to vote its Claims in favor of the Prepackaged Plan.

  LGE has advised the Company that it did not undertake any formal evaluation of its own as to the fairness of the Prepackaged Plan to unaffiliated securityholders of the Company and did not participate in the Special Committee's deliberations concerning the fairness of the proposed Prepackaged Plan. LGE has advised the Company that it did consider (i) the liquidation and going concern analyses prepared for the Company by PJSC which LGE found to be reasonable and persuasive, (ii) the negative book value of the Company, the Company's operating performance since 1985 and the Company's Business Plan Projections, (iii) the absence of any offers from unaffiliated third parties during the preceding eighteen months for any merger or consolidation with the Company or the sale or transfer of all or a substantial portion of the Company or its assets or the sale of securities of the Company, (iv) the fact that the proposed Prepackaged Plan is the product of arms-length negotiations between LGE and its legal and financial advisors, on the one hand, and the Special Committee, the Company and their respective legal and financial advisors, on the other hand, (v) the determination of the Special Committee as to fairness and the recommendation of the Special Committee with respect to the proposed Prepackaged Plan, (vi) the procedural and substantive protections of the Bankruptcy Code described under "Recommendation of the Board--Procedural Considerations" and (vii) the absence of any other viable alternative as described under "Recommendation of the Board--The Lack of Available Alternatives." LGE has advised the Company that it believes that these factors, when considered together, provide a reasonable basis to believe, as LGE does, that the proposed Prepackaged Plan is fair to the unaffiliated securityholders of the Company. LGE has advised the Company that it did not attach specific relative weights to the factors considered in reaching its view as to fairness.

Liquidation and Going Concern Analyses

  At a meeting in April 1999, the Special Committee considered the liquidation and going concern analyses developed by PJSC based on the Company's April 1999 Business Plan Projections. These analyses concluded that there was no value available to holders of the Company's Equity Interests, and that the value offered holders of Impaired Claims under the Prepackaged Plan was equal to or greater than the amount that would be received by such holders in the hypothetical absolute priority distribution of the Company's assets in bankruptcy, under both the going concern valuation and the liquidation valuation. These analyses also concluded that under Financial Restructuring, LGE is offered less with respect to its general unsecured Claims than are holders of the Old Subordinated Debentures (as a percentage of such Claims). See "--Recommendation of the Board." The Business Plan Projections and the going concern and liquidation analyses are different sets of projections, and were prepared using different methodologies. The assumptions underlying these projections differ only in that the Business Plan Projections do not include non-domestic VSB revenues, although projections for such amounts are included in the liquidation and going concern analyses.

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

  PJSC was instructed by the Company to prepare a going concern analysis of the Company, a hypothetical Chapter 7 liquidation analysis of the Company, and to compare the results of its final analyses with its immediately prior going concern and liquidation analyses prepared in November 1998. In preparing the liquidation and going concern analyses, PJSC: (i) reviewed information supplied by the Company's management, including the Business Plan Projections, dated April 1, 1999; (ii) reviewed the financial terms and provisions of the Financial Restructuring; (iii) reviewed certain historical, financial and other information for recent years and interim periods that was publicly available or furnished to PJSC by the Company, including information provided during discussions with representatives thereof; (iv) compared certain financial and securities data of the Company with various other companies deemed generally comparable to the operating business of the Company whose securities are traded in public markets; and (v) conducted such other financial studies, analyses and investigations as PJSC deemed appropriate for purposes of preparing its analyses. The following is a brief summary of the liquidation and going concern analyses. For purposes of this summary, "Company Peer Group" means Hitachi, Ltd., Matsushita Electric Industrial Co., Mitsubishi Electronic Corp., Philips Electronics N.V., Pioneer Electronic Corporation and Sony Corporation.

  Although PJSC conducted a review and analysis of the Company's business, operating assets and liabilities and business plans, PJSC assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Company and publicly available information. With respect to the projected adoption rates for VSB-technology in consumer electronics products, PJSC relied on information obtained through discussions with Forrester Research, Inc. ("Forrester") (for domestic markets) and a report prepared by Gartner Consulting/Dataquest ("Gartner/Dataquest") (for international markets). Such firms also reviewed PJSC's analyses in developing its cash flow models for VSB-based consumer electronics products. In addition, PJSC relied on the evaluations of the Reynosa Assets prepared by Cushman & Wakefield of Arizona, Inc., and Greenwich Industrial Services, LLC (collectively, the "Appraisers") and Bermudez-Binswanger. See note (j) of the Notes to the Business Plan Projections. PJSC did not independently verify management's projections in connection with its analyses and, other than with respect to certain fixed assets, no independent evaluations or appraisals of the Company's assets were sought or obtained. PJSC did not receive any other instructions or limitations with respect to the analyses.

 Certain Information Regarding Forrester and Gartner/Dataquest

  Forrester and Gartner/Dataquest are independent research firms that provide clients with information and advice regarding technology issues. They are recognized for their expertise in evaluating emerging technologies. Following a series of interviews with research firms, the Company selected Forrester and Gartner/Dataquest, based on their familiarity with the developing market for VSB-based consumer electronics products, their availability to provide information to the Company on a timely basis, and the prices for their services. Gartner/Dataquest provided projections of unit shipments of consumer electronic products including televisions, VCRs, set top boxes, DVD players and personal computers for countries other than the United States. The projections were on a year by year basis from 1998 to 2003 and included separate figures for (i) countries that had adopted VSB standards and (ii) countries Gartner/Dataquest deemed likely to adopt VSB standards, based on existing infrastructure, cultural and economic factors. Gartner/Dataquest's report included a total unit shipment forecast, a forecast of the digital percentage of the total unit shipment, and a VSB unit shipment forecast. The information provided by Gartner/Dataquest was used by PJSC in preparing its reports.

  Forrester made several oral presentations to the Company and PJSC regarding its research findings with respect to the potential adoption (in domestic markets only) of VSB technology for use in various consumer electronic products, including televisions, personal computers and satellite boxes. The presentations provided projections of market size, the percent of the market using digital technology and the percent of the market using digital technology that would use VSB technology. Forrester's projections were on a year-by-year basis from 1999 through 2011. The projections summarized by Forrester at these presentations were used by PJSC in preparing its reports.

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

  Forrester and Gartner/Dataquest collected information regarding consumer electronics production forecasts from industry participants, regulators and consumers, and demographics for the relevant markets. Forrester and Gartner/Dataquest were not given specific instructions or restrictions by the Company or PJSC on their analyses. As compensation for their services, Forrester and Gartner/Dataquest received approximately $50,000 and $82,000, respectively, through April 30, 1999.

 Certain Information Regarding the Appraisals

  As part of its preparation of the Restructuring, the Company retained certain nationally reorganized professionals who inspected the Company's plants, land and equipment and provided appraisals concerning the value of these assets under circumstances approximating those contemplated in the Operational Restructuring.

  The Company and a potential lender engaged the Valuation and Advisory service of Cushman & Wakefield of Illinois, Inc. and Cushman & Wakefield of Arizona, Inc. to prepare appraisals concerning the Company's real estate assets in the United States and Mexico. The Cushman & Wakefield Companies are part of a network of Cushman & Wakefield affiliates which are nationally recognized real estate advisors and providers of appraisal services and have recognized expertise in evaluating the current market for office, manufacturing and warehouse space. The appraisals prepared for the Company were performed in accordance with the Uniform Standards of Professional Appraisal Practices of the Appraisal Foundation and in accordance with instructions from the Company's potential lenders. In preparing its appraisals, the appraisers considered regional and neighborhood analysis for each property location, the current market for similar types of property, real estate taxes and assessments and zoning. The appraisers provided appraised values of each property or facility including both fair market value and "quick sale estimates." The appraised value of the Company's real estate in Reynosa (including facilities that will not be transferred to LGE as part of the Reynosa Assets) ranged from approximately $35.0 million for fair market value to approximately $31.9 million for liquidation value. Such appraisals should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report. As compensation for its services, the Cushman & Wakefield Companies received approximately $80,000 for their initial appraisals of the Company's real estate assets in the United States and Mexico, and approximately $15,000 relating to additional work performed subsequent to the delivery of their initial appraisals through April 30, 1999.

  The Company engaged Greenwich Industrial Services, LLC ("Greenwich") a subsidiary of Greenwich Financial Group, to provide appraisals of the Company's machinery and equipment. Greenwich is a nationally recognized appraiser, a member of the American Society of Appraisers, and has experience in the area of evaluating assets in plant closings, liquidations, and insurance appraisals. Greenwich conducted on site inspections of the Company's facilities in Mexico, examined the Company's capital assets records and conducted offsite review, research and analysis of the assets, including review of comparable sales of similar pieces of equipment. In arriving at its conclusions as to the value of the Company's machinery and equipment, Greenwich considered workflow of the products produced, capability constraints, safety issues, quality controls, maintenance of the equipment, industry trends, location of the facilities, current technology and overall working conditions and environment. Greenwich provided a range of appraised values for the assets, with an aggregate fair market value in place of approximately $28.8 million, an aggregate fair market value of approximately $23.2 million and an aggregate forced liquidation value of approximately $18.9 million. As compensation for its appraisal services, Greenwich received fees totaling approximately $102,800 through April 30, 1999. Through April 30, 1999, Greenwich has also received approximately $52,000 in auction fees associated with the sale of Company assets pursuant to an agreement entered into by the Company and Greenwich in February 1999, under which Greenwich agreed to conduct auctions and assist the Company in liquidating certain assets located at the Company's manufacturing facilities. Under the agreement, Greenwich is entitled to fees based on a percentage of the amount recovered by the Company from the auctions, plus expenses.

  The Company selected Bermudez-Binswanger, the Mexican affiliate of Chesterton Blumenauer Binswanger, as its real estate advisor and broker in Mexico for the disposition of its Mexican properties after soliciting recommendations from other U.S. companies with Mexican real estate interests and after interviewing a number of real estate brokers and advisors who specialize in or have experience with maquila manufacturing operations. Bermudez-Binswanger is an internationally recognized real estate firm with technical knowledge and market experience in the Mexican real estate market in general and the maquila real estate areas in particular. Through the association with Chesterton Blumenauer Binswanger, the Mexican brokerage firm has access to offices and potential buyers in 50 countries. Bermudez-Binswanger had previously been retained by the Company in a prior year for the successful sale of a Mexican manufacturing property. Bermudez-Binswanger prepared a strategic value analysis of the Company's plants in Matamoros, Reynosa, Chihuahua and Cd. Juarez Mexico that included a brief description of each property and marketing strategy. The aggregate estimated value of the properties was approximately $73.9 million. Bermudez-Binswanger was not specifically compensated for its summary and value estimate concerning the Company's Mexican real estate, but may be entitled to a commission on the sale of the Company's Mexican properties in accordance with the terms of its brokerage agreement with the Company.

  The Company selected Insignia/ESG, Inc. ("Insignia/ESG") as its real estate advisor and broker for the disposition of its U.S. properties after soliciting recommendations from other companies and after interviewing a number of real estate brokers and advisors who specialize or have experience with office, manufacturing, and warehousing facilities. Insignia/ESG is a nationally recognized real estate firm with market experience in the U.S. real estate market in general and Illinois and Texas real estate in particular. Insignia/ESG was not specifically compensated for its summary and value estimate concerning the Company's U.S. real estate, but has earned and may earn additional commissions on the sale of the Company's U.S. properties in accordance with the terms of its brokerage agreement with the Company. Insignia/ESG has been engaged as the Company's broker for purposes of leasing a new headquarters site. The Company has also engaged Insignia/ESG as an advisor on real estate matters relating to this disposal of certain manufacturing Subsidiaries of the Company, for which it receives a fee. As compensation for its brokerage services through April 30, 1999, Insignia/ESG received $466,000. Additionally, Insignia/ESG received $40,000 through April 30, 1999 for advisory services associated with the Company's disposition of real estate assets and Subsidiaries.

  There is no material relationship between any of Forrester, Gartner/Dataquest or the Appraisers and Zenith, and LGE has advised Zenith that there is no such relationship between LGE and any of such firms. Bermudez-Binswanger and Insignia/ESG, Inc. have, however, been engaged by the Company to act as brokers for the sale of the property covered by their value estimates and will be compensated for those activities on terms the Company believes to be customary. In addition, Zenith is a client of Forrester and purchases research reports from Forrester from time to time.

 Liquidation Analysis

  The liquidation analysis presented to the Special Committee is substantially identical to the liquidation analysis set forth herein under the heading "LIQUIDATION ANALYSIS."

 Going Concern Analysis

  The going concern analysis presented by PJSC to the Special Committee measured the enterprise value of the Company and the value of the Company's VSB technology separately, and then aggregated the two values to reach a going concern value. The enterprise value and the VSB value were calculated separately in order to appropriately account for the different risks associated with the Company's VSB technology as compared to the Company's other businesses. The enterprise value was calculated by aggregating (i) the present value of the Company's cash flow generated from the Company's consumer electronics business through 2003, and (ii) the present value of such business in 2003 based on a multiple of projected sales in that year (the "Terminal Value"). The sum of these two amounts was added to the present value of the tuner patent cash flow to reach the enterprise value. With respect to the Company's cash flow from its consumer electronics business, the going concern analysis applies a range of discount rates from 12% to 16%. The 12% rate is equal to the weighted average cost of capital of the Company Peer Group. A premium was applied to the weighted average cost of capital to reflect the international presence, profitable sales and more diversified product base of the Company Peer Group. With respect to the Terminal Value, the going concern analysis applies a range of discount rates from 12% to 16% to a multiple of 21% of sales. The sales multiple was derived from the lowest end of the Company Peer Group's latest twelve months sales multiples, which was 43.2% of sales, discounted by 50% (the "Sales Multiples Approach"). With respect to tuner patent cash flows, the going concern analysis applies discount rates ranging from 18% to 22% to net tuner patent cash flows. These rates reflect the potential risks associated with the Funai litigation regarding the tuner patent that suggest uncertainty in the stability of these cash flows. With respect to domestic VSB, the going concern analysis applies a 25% discount rate methodology to net projected VSB royalty income. The 25% discount rate represents an estimate of the discount rates applied by equity analysts and investors to analogous companies that have products in development that have been approved by appropriate regulators but that are not producing commercial cash flows. With respect to non-domestic VSB, the going concern analysis includes potential revenues from licensing activity and royalties in countries in which the Company has obtained patents for its VSB technology and that (i) have adopted the ATSC digital television standard, or (ii) are deemed likely to adopt such standard for some level of national use by Gartner/Dataquest, the Company's technology professionals. Non-domestic VSB revenue estimates were derived from projected adoption and utilization rates in such countries. With respect to non-domestic VSB, the going concern analysis applies a 40% and a 55% discount rate methodology to net projected VSB revenue for countries that have adopted the ATSC digital television standard or are deemed likely to adopt such standard, respectively. The 40% and 55% discount rates reflect not only the same underlying assumptions as the discount rate applied for domestic VSB revenue, but are further adjusted to account for the significantly increased uncertainty and speculative nature of such revenues. See "BUSINESS PLAN PROJECTIONS-- Assumptions Concerning VSB." The going concern analysis does not include revenues for countries that are deemed unlikely to adopt the ATSC digital television standard or that have already adopted an alternative standard.

  In addition, the going concern analysis utilized the following material assumptions and/or methodologies: (i) with respect to VSB, that the Company will be able to utilize certain carry-forward tax attributes to offset future taxable royalty income, (ii) with respect to VSB, that the Company will realize royalty rates between $5.00/unit and $1.50/unit for different classes of consumer products, including televisions, video recorders, DVD players/recorders, converter boxes, satellite boxes, cable boxes, personal computers and computer add-in cards, (iii) with respect to VSB, that the technology will receive, over time, varying rates of adoption and absorption in the different classes of consumer products, (iv) with respect to VSB, that the discount rates reasonably reflect the timing issues and risks in the projected royalty fee cash flows through 2011, (v) with respect to enterprise value, that the Company's operational performance and timing of the disposition of material assets related to the integrated manufacturing base of Zenith prior to its operational restructuring and substantive reductions in inventory held for the manufacturing process, will be consistent with the assumptions set forth in the Business Plan Projections, and (vi) due to the unique character of the Company's VSB technology, which is not yet commercialized, that the enterprise value of the Company as a going concern and the value of the Company's VSB technology are separately valued, and then aggregated to determine going concern value.

  Under the going concern analysis presented by PJSC, the Company's enterprise value (which includes net indebtedness) was estimated at $155.0 million, derived from (i) a present value of free cash flow (using a discount rate that ranged from 12% to 16%) that ranged from $(21.0) million to $(21.1) million,
(ii) a present value of the Terminal Value (using a multiple of 21% of sales and a discount rate that ranged from 12% to 16%) that ranged from $129.6 million to $111.0 million and (iii) a present value of the tuner patent cash flow (using a discount rate that ranged from 18.0% to 22.0%) that ranged from $63.5 million to $59.1 million. The present value of VSB technology was estimated at $153.8 million, representing $108.5 million as the net present value of domestic VSB technology revenue (using a discount rate of 25%), $31.6 million as the net present value of international (adopted) VSB technology revenue (using a discount rate of 40%) and $13.7 million as the net present value of international (likely to adopt) VSB technology (using a discount rate of 55%). The total going concern value was thus estimated as $308.8 million.

  The going concern and liquidation analyses referred to herein are based upon a number of significant assumptions. While presented with numerical specificity, these analyses are based upon a variety of assumptions (which the Company believes are reasonable) and are subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Consequently, the inclusion of these analyses herein should not be regarded as a presentation by the Company (or PJSC) that the values contained in the analyses would be realized, and actual values may vary materially and adversely from those presented herein. Such analyses are subject to significant uncertainty and are based upon certain assumptions which may or may not prove to be correct. Neither the Company nor PJSC intends to update or otherwise revise the going concern or liquidation analyses to reflect circumstances existing after the date hereof or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, except as required by applicable law.

  On April 20, 1999 LGE paid $30.0 million to Credit Agricole Indosuez following a demand under LGE's guarantee of the Company's $30.0 million credit obligations to Credit Agricole Indosuez. As a result of LGE's payment, the amount of LGE's Reimbursement Claims increased by $30.0 million. The Company believes that this will have the effect of increasing its projected interest expense. The Business Plan Projections, and, therefore, the going concern analysis do not give effect to the Credit Agricole Indosuez payment, however, because it occurred after they were prepared. Inclusion of the Credit Agricole Indosuez payoff would result in a lower going concern valuation due to the increased interest expense. The Company does not believe the decrease in going concern value would have a material impact on the going concern valuation.

  The following table summarizes the going concern value and the liquidation value presented by PJSC to the Special Committee. For a full description of the different analyses, see "Annex B--Report of Peter J. Solomon Company Limited."

        Summary of Going Concern Value and Liquidation Value Comparison
                       Under PJSC's Presentation to the
                    Special Committee Dated April 13, 1999
                                 (in Millions)

          Going Concern Value
         under Prepackaged Plan
-----------------------------------------
   Component of Value          Value
------------------------  ---------------
Enterprise Value (except
 tuner
 patents)...............  $108.6 to $89.9
Tuner Patents...........  $ 63.5 to $59.1
VSB Technology..........  $153.8
                          ---------------
Total Going Concern
 Value..................  $308.8
                          ===============

                             Liquidation Value
                 under Hypothetical Chapter 7 Liquidation
---------------------------------------------------------------------------
                         Component of Value                          Value
-------------------------------------------------------------------- ------
Other Liquidation Proceeds (all assets
 except tuner patents and VSB)*..................................... $ 45.6
Tuner Patents....................................................... $ 35.0
VSB Technology...................................................... $ 42.6
                                                                     ------
Total Liquidation Value............................................. $123.2
                                                                     ======

--------
* These values are net of administrative costs associated with a liquidation of the Company's assets over the liquidation period.

 Other Board Review

  At a meeting of the Board on July 22, 1998, the Board considered certain liquidation and going concern analyses with respect to the Company developed by PJSC in connection with the Company's then existing business plan projections dated June 26, 1998. The Company updated its business plan projections in November 1998 and asked PJSC to update its liquidation and going concern analyses to reflect the November 1998 business plan projections. PJSC presented the updated analyses to the Special Committee in November 1998. The Company further updated its business plan projections in April 1999 and asked PJSC to update its liquidation and going concern analyses to reflect the April 1999 business plan projections. PJSC presented the updated analyses to the Special Committee in April 1999. For information about the different assumptions used in the Company's business plan projections, see "BUSINESS PLAN PROJECTIONS--History of the Business Plan Projections." A copy of PJSC's April 1999 report to the Special Committee is attached hereto as Annex B.

  The principal differences between the April 1999 analyses and the November 1998 analyses are as follows:

  . the illustrative sales multiple used in the April 1999 analyses is higher as a result of increases in the valuations of the comparable companies since November 1998;

  . the April 1999 analyses reflect an assumed Consummation date of July 31, 1999, whereas the November 1998 analyses reflected an assumed Consummation date of January 1, 1999, a timing difference that:

    . accounted for a significant portion of the increase in VSB technology value because large net revenues in later years of the Business Plan Projections are discounted for a shorter period;

    . resulted in the use of only five months of 1999 in the calculation of discounted cash flows following the assumed Consummation date in the April 1999 analyses, as compared to a full twelve months in the November 1998 analyses;

    . resulted in an increase in enterprise value because the Terminal Value in the April 1999 analyses were discounted for four and five-twelfths years, while the Terminal Value in the November 1998 projections were discounted for a full five years;

    . resulted in changes in the assumptions regarding the sale of real estate, fixtures, furniture and equipment available for sale at Consummation, as compared with those assumed to have been sold prior to such date, as shown below:

                      Assumed to be Available for Sale at Consummation
       --------------------------------------------------------------------------------
               November 1998 Analyses                     April 1999 Analyses
       ---------------------------------------  ---------------------------------------
       . Real estate in:                        . Real estate in:
          Melrose Park, Illinois                   Melrose Park, Illinois
          Franklin Park, Illinois                  Reynosa, Mexico
          McAllan, Texas
          Juarez, Mexico
          Matamoros, Mexico
          Reynosa, Mexico

       . Furniture, fixtures and equipment at:  . Furniture, fixtures and equipment at:
          Franklin Park, Illinois                  Matamoros, Mexico
          Glenview, Illinois                       Reynosa, Mexico
          Melrose Park, Illinois
          Chicago, Illinois
          Juarez, Mexico
          Matamoros, Mexico
          Reynosa, Mexico

    . the April 1999 analyses reflect the terms of the Lock-Up Agreement with the Debenture Committee, pursuant to which the Company and LGE agreed to provide for a distribution to holders of Old Subordinated Debentures of $50 million of New Debentures; and

    . the April 1999 analyses reflect reductions in the amount of the LGE New Restructured Note equal to the proceeds projected to be received from the sale of Leveraged Lease equipment prior to the valuation date.

  The principal differences between the July 1998 analyses and the November 1998 analyses are as follows:

  . the November 1998 going concern and liquidation analyses include $36.6 million of discounted (reflecting a 40% discount rate for international (adopted) VSB technology and a 55% discount rate for international (likely to adopt) VSB technology) international VSB royalty and licensing revenue, which values were not capable of reasonable estimation at the time the July 1998 analyses were prepared;

  . the July 1998 analyses were generated using the business plan projections dated June 26, 1998, while the November 1998 analyses incorporated the business plan projections dated November 12, 1998;

  . the November 1998 analyses give effect to the Company's sale of its headquarters and certain equipment at its Melrose Park in 1998, which reflect a $10.8 million increase compared to the July 1998 analyses.

  . the November 1998 analyses include updated assumptions concerning certain domestic VSB revenue projections for personal computers, principally relating to:

    . a decrease of $387.8 million in anticipated aggregate royalty revenue from the inclusion of VSB technology in personal computer products based on the demonstrated market trend towards lower-cost units, which are unlikely to have VSB capability; and

    .an increase in the assumed VSB royalty rate for personal computers
       ($5.00 per unit in the November 1998 analyses, as compared to $2.50 per unit in the July 1998 analyses);

  .with respect to the going concern analyses, the November 1998 analysis utilized updated tax assumptions to reflect:

    .the projection of the Company's accountants that the Company will be subject to a domestic alternative minimum tax of $186.2 million, which was not included in the July 1998 analysis; and

    .the Company's assumed aggregate tax liability of $418.1 million with respect to international VSB revenues (which includes both non-domestic alternative minimum tax and withholding taxes), which was not included in the July 1998 analysis;

  .with respect to the liquidation analyses:

    .the November 1998 analysis allocates projected warranty expenses of $33.7 million against both finished goods and trademark and distribution values, while the July 1998 analysis allocated such expenses of $23.3 million solely to finished goods value; and

    .the November 1998 analysis applies a three year discount rate of 10% to projected net liquidated proceeds to more accurately reflect the present value of anticipated distributions of net liquidation proceeds at the conclusion of the assumed 2 to 4 year hypothetical liquidation period of the Company, while the July 1998 analysis did not provide for such discount.

  Prior to the July 22, 1998 meeting of the Board, including at the May 21, 1998 meetings of the Board, the Board and the Special Committee reviewed certain preliminary liquidation and going concern analyses also prepared by PJSC which were based on the Company's then-existing business plan projections dated April 16, 1998. In June 1998, the Company updated its business plan projections to give effect to the Financial Restructuring and to reflect more realistic financial estimates. The Company asked PJSC to update its liquidation and going concern analyses to reflect the updated business plan projections, which included increased projected sales, reduced interest expenses, decreased estimates of realizations for asset sales, and increased freight and product costs.

  The principal differences between the preliminary analyses previously reviewed by the Board and the Special Committee and the analyses presented on July 22, 1998 are as follows:

  .the preliminary analyses estimated values as of January 1, 1998, while the July 1998 analyses estimated values as of January 1, 1999, the assumed confirmation date of the Prepackaged Plan;

  .the preliminary analyses were generated using financial projections from a preliminary draft of the business plan projections, while the July 1998 analyses incorporated projections from the business plan projections dated June 26, 1998;

  .with respect to VSB, the July 1998 analyses utilized reduced royalty revenue projections to reflect projected royalty-free cross-licenses, which were included in the July 1998 analyses to reflect the Company's market experience;

  .the July 1998 valuation analysis included a $78.6 million reduction in the projected value of LGE's secured claim against the Company arising from the leveraged lease guaranty resulting from bifurcation of the claim to reflect that the leased property had a value of less than the claim;

  .with respect to the liquidation analyses:

    .the preliminary analysis utilized a 15% estimated recovery rate for raw materials inventory, while the July 1998 analysis utilized a 20% estimated recovery rate, resulting in a $2.1 million increase in projected available liquidation proceeds;


    .the July 1998 analysis assumed that projected liquidation recoveries of $25.5 million from certain Mexican assets of the Company would be net of projected liquidation and severance costs associated with such assets (estimated at $44.2 million), whereas the preliminary analysis did not estimate such obligations.

  .  with respect to the going concern analyses:

    . the enterprise value in the preliminary analysis was derived from a 14.0x earnings before income and taxes ("EBIT") multiple (the median enterprise value multiple of last twelve months EBIT derived from the Company Peer Group) and a 12% discount rate (the weighted average cost of capital of the Company Peer Group), while the enterprise value for the July 1998 analysis was derived from a Sales Multiples Approach; and

    . in the July 1998 analysis, the Company's tuner patent technology was separately valued, in part to better reflect the anticipated cessation of the patents and to better account for an appropriate estimate of risk related to the tuner patent cash flows;

  . certain categories of assets included in the preliminary analysis are omitted in the July 1998 analysis because such assets are projected to have already been liquidated as of the effective date of the analysis.

  PJSC's preliminary going concern analysis was based on business plan projections that projected that the Company would have a positive EBIT in the terminal year. PJSC then used this positive EBIT to calculate the Terminal Value of the Company. When the Company updated its business plan projections in June 1998, it asked PJSC to update its going concern analysis to reflect the value of the Company based on the revised business plan projections. Based on the revised business plan projections, the Company projected a negative EBIT in the terminal year. PJSC advised the Company that it believed the use of an EBIT multiple to determine the Terminal Value of the Company under those circumstances would have understated the enterprise value of the Company (in fact, with a negative EBIT, such a methodology would have resulted in a Terminal Value of zero). Accordingly, PJSC used a Sales Multiples Approach. PJSC continued to use a Sales Multiples Approach when it updated its analyses to give effect to the April 1999 Projections.

  In the preliminary analyses, the enterprise value of the Company was estimated at $127.0 million, derived from (i) a present value of free cash flow (using a discount rate that ranged from 12% to 16%) that ranged from $(13.0) million to $(19.2) million and (ii) a present value of all of the Company's future EBIT after 2002 (using an EBIT multiple of 14x and a discount rate that ranged from 12% to 16%) that ranged from $139.8 million to $117.3 million. The VSB technology value was estimated at $186.0 million, representing the net present value of domestic VSB technology revenue (using a discount rate of 25%). The total value was thus estimated at $313.0 million.

  In the July 1998 analyses, the Company's enterprise value (which includes net indebtedness) was estimated at $125.0 million, derived from (i) a present value of free cash flow (using a discount rate that ranged from 12% to 16%) that ranged from $(38.9) million to $(35.4) million, (ii) a present value of the Terminal Value (using a multiple of 17.5% of sales and a discount rate that ranged from 12% to 16%) that ranged from $103.3 million to $86.6 million and (iii) a present value of the tuner patent cash flow (using a discount rate that ranged from 18.0% to 22.0%) that ranged from $72.8 million to $67.2 million. The domestic VSB technology value was estimated at $180.0 million (using a discount rate of 25%). The total going concern value was thus estimated as $305.0 million.

  In the November 1998 analyses, the Company's enterprise value (which includes net indebtedness) was estimated at $125.0 million, derived from (i) a present value of free cash flow (using a discount rate that ranged from 12% to 16%) that ranged from $(33.9) million to $(33.1) million, (ii) a present value of the Terminal Value (using a multiple of 17.5% of sales and a discount rate that ranged from 12% to 16%) that ranged from $101.1 million to $84.8 million and (iii) a present value of the tuner patent cash flow (using a discount rate that ranged from 18.0% to 22.0%) that ranged from $70.5 million to $65.0 million. The present value of VSB technology was estimated at $130.6 million, representing $94.0 million as the net present value of domestic VSB technology revenue (using a discount rate of 25%), $26.1 million as the net present value of international (adopted) VSB technology revenue (using a discount rate of 40%) and $10.5 million as the net present value of international (likely to adopt) VSB technology (using a discount rate of 55%). The total going concern value was thus estimated as $255.6 million.

  With respect to the liquidation analyses, the estimated gross asset recovery from liquidation under the preliminary analyses, the July 1998 analysis, the November 1998 analysis and the April 1999 analysis is $430.3 million, $288.2 million, $269.3 million and $249.9 million, respectively and the estimated gross asset recovery, net of liquidation expenses and administrative and priority claims, was $173.9 million, $162.7 million and $116.7 million, and $123.2 million, respectively.

  The reduction in the gross asset recovery from liquidation under the preliminary analysis to the July 1998 analysis is derived primarily from (i) the implementation of the Operational Restructuring (pursuant to which the Company decided to exit manufacturing), which reduced the work-in-process and inventories by approximately $104.2 million and (ii) a reduction in the value of the Mexican real estate and furniture fixture and equipment of $44.2 million as a result of statutory severance and labor costs not reflected in the preliminary analysis. The reduction in the gross asset recovery from the July 1998 analysis to the April 1999 analysis is derived primarily from (i) a reduction in accounts receivable by $13.1 million and (ii) a reduction in the amount of furniture, fixtures and equipment available for liquidation by $27.4 million.

 The Restructuring Agreement

  Based upon the agreement in principle of the Board and LGE, in June of 1998, the Company and LGE began to negotiate the terms of a definitive agreement to effectuate the Financial Restructuring. On August 7, 1998, the Company and LGE executed the original Restructuring Agreement.

  On November 16, 1998, the Company and LGE entered into Amendment No. 1 and Waiver to the Restructuring Agreement to extend the delivery date of the Implementation Program (as defined) from August 31, 1998 to November 30, 1998 and to defer until November 30, 1998 the Company's obligation to pay interest to LGE on certain amounts owed by the Company to LGE. Following the recommendation of the Special Committee and the approval of the Board, in June 1999 the Company and LGE entered into an Amended and Restated Restructuring Agreement pursuant to which, in exchange for the mutual covenants described therein, the parties agreed to extend the date by which the Prepackaged Plan must be consummated to September 15, 1999, to modify various provisions of the Restructuring Agreement to reflect the terms of the Citibank Exit Facility and Lock-Up Agreement and to defer until May 31, 1999 the Company's obligation to pay interest to LGE on certain amounts owed by the Company to LGE. The Company did not make any cash payment to LGE as consideration for the Amended and Restated Restructuring Agreement.

  The description of the Restructuring Agreement contained in this Disclosure Statement describes the material terms of the Restructuring Agreement but does not purport to be complete and is qualified in its entirety by reference to the Restructuring Agreement, a copy of which is included as an exhibit to the Registration Statement of which this Disclosure Statement forms a part and is incorporated herein by reference.

 The Transactions

  In addition to the transactions contemplated by the Financial Restructuring, the Restructuring Agreement provides that, upon the terms and subject to the conditions set forth in the Restructuring Agreement, LGE may, at the option of LGE and the Company, lend to the Company or provide indirect credit support to the Company, such as a guarantee of financing provided by a third-party lender, in an amount not to exceed $60 million, to the extent necessary to enable the Company to implement the Operational Restructuring.

 Agreements

  Pursuant to the Restructuring Agreement, the Company has agreed to, and to cause its Subsidiaries to, use commercially reasonable efforts to, among other things, consummate the Financial Restructuring and the other transactions provided for in the Prepackaged Plan. The Company has also agreed, among other things, (i) not to consent to any amendment of the Prepackaged Plan or the Disclosure Statement without the prior written consent of LGE; (ii) to give LGE and its representatives full access to all properties and records relating to the Company and its Subsidiaries, keep LGE generally informed as to the Company's affairs and deliver to LGE certain financial statements; (iii) to promptly notify LGE if any information is requested from it or any negotiations or discussions are sought to be initiated with the Company concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock, purchase of claims or similar transactions involving the Company or any subsidiary or any division of any thereof (an "Alternative Proposal") and promptly communicate to LGE the terms of any proposal or inquiry which it may receive in respect of any Alternative Proposal; (iv) to deliver to LGE after the end of each fiscal month a certificate of the Company restating certain representations and warranties relating to the Business Plan Projections contained in the Restructuring Agreement; and (v) beginning on May 31, 1999 to pay LGE each month in arrears all interest accruing on amounts owed but unpaid by the Company to LGE under the Reimbursement Agreement and under the Financial Support Agreement. The Company has agreed to conduct business in the ordinary course and to use commercially reasonable efforts to retain key employees and business relationships. The Company has agreed not to, and to cause its Subsidiaries not to, without the consent of LGE, (i) acquire or agree to acquire any business or any assets (other than inventory) that would be material to the Company; (ii) sell, lease, license or otherwise dispose of any of the assets or properties of the Company or its Subsidiaries other than in the ordinary course of business or pursuant to the Business Plan Projections; (iii) amend its Certificate of Incorporation or By-laws; (iv) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto; (v) incur any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness; (vi) permit or allow any of the assets or properties of the Company or any Subsidiary to be subject to any lien, subject to certain customary exceptions; (vii) cancel any material indebtedness or waive any claims or rights of material value; (viii) make any change in any method of accounting or accounting practice or policy; (ix) modify, amend, terminate or permit the lapse of any material lease of real property; (x) enter into any material contract or arrangement; (xi) enter into any agreement or take any action in violation of the terms of the Restructuring Agreement or the Restructuring; (xii) settle any material tax audit or make or change any material tax election, (xiii) hire any new executive officers of the Company or any of its Subsidiaries; (xiv) subject to certain exceptions, grant any employee of the Company or any of its Subsidiaries an increase in compensation, severance or termination pay, enter into any employment, severance or termination agreement with any such employee or adopt any new benefit plan or arrangement or amend any such plan; (xv) enter any new line of business; or (xvi) agree, whether in writing or otherwise, to do any of the foregoing. The Company has also agreed to, and to cause its Subsidiaries to, (i) use commercially reasonable efforts to take all actions to fulfill its obligations in respect of the Restructuring Agreement;
(ii) make all filings required under any applicable law or regulation and use all reasonable efforts to obtain all permits necessary to be obtained by the Company or any of its Subsidiaries, (iii) cooperate with LGE in exchanging information and supplying assistance in connection with filings contemplated by the Restructuring Agreement; (iv) not issue any press release or make any other public statement regarding the Restructuring without the prior consent of LGE; and (v) perform all obligations under and comply with all terms and provisions of the Leveraged Leases other than obligations to pay "Basic Rent" under the Leveraged Leases. The Company has agreed to promptly notify LGE in writing of any fact, condition, event or occurrence that could reasonably be expected to result in the failure of any conditions contained in the Restructuring Agreement to be satisfied.

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

  Pursuant to the Restructuring Agreement, LGE has agreed: (i) subject to compliance with applicable non-bankruptcy and bankruptcy laws, to vote all Claims against and Equity Interests in the Company in favor of the Prepackaged Plan; (ii) to use commercially reasonable efforts to take all actions in order for it to fulfill its obligations under the Restructuring Agreement, including making all filings required under any applicable law or regulation, obtaining all permits necessary to be obtained by LGE or any of its subsidiaries, making all necessary and desirable appearances before the Bankruptcy Court, and promptly notifying the Company of any fact, condition, event or occurrence that could reasonably be expected to result in the failure of any conditions contained in the Restructuring Agreement to be satisfied; and (iii) to cooperate with the Company in exchanging information and supplying assistance in connection with filings contemplated by the Restructuring Agreement and provide the Company with information regarding LGE's performance and ability to perform under the Restructuring Agreement.

 Conditions to the Consummation of the Restructuring

  Each party's obligation to consummate the transaction contemplated by the Restructuring Agreement is subject to the following conditions: (i) obtaining necessary regulatory approvals; (ii) the absence of pending or threatened litigation, injunctions or restraints in respect of the transactions contemplated by the Prepackaged Plan or seeking material damages; (iii) the Confirmation by the Bankruptcy Court of the Prepackaged Plan and the existence of a Final Order with respect to such Confirmation; (iv) if required, the notification of the Company and LGE pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and expiration of the applicable waiting period; and (v) to LGE's and the Company's satisfaction, in their respective sole discretion, that the Prepackaged Plan contain releases from the Company and its creditors of any potential claims and liabilities against the individual members of the Board, the Company and LGE and their respective affiliates and representatives.

  The Company's obligation to consummate the transaction contemplated by the Restructuring Agreement is subject to the following additional conditions: (i) the accuracy of LGE's representations and warranties; and (ii) LGE's performance in all material respects of its obligations under the Restructuring Agreement.

  LGE's obligation to consummate the transaction contemplated by the Restructuring Agreement is subject to various additional conditions, which include, in addition to certain other customary closing conditions, the following: (i) the accuracy of the Company's representations and warranties;
(ii) the Company's performance in all material respects of its obligations;
(iii) the retention of Mr. Gannon and certain key employees, or replacements who are reasonably satisfactory to LGE; (iv) obtaining new senior financing by the Company of not less than $150 million on terms reasonably satisfactory to LGE; (v) LGE's satisfaction with all material changes to the Business Plan Projections and with the Company's actions under an implementation program (the "Implementation Program") reasonably satisfactory to LGE, for the discontinuation of the manufacturing operations of the Company and its Subsidiaries, the outsourcing of the production of the Company's products and the maximization of the value of the VSB technology; (vi) the Company's operating results being consistent with the Business Plan Projections; (vii) the absence of any material, undisclosed, contingent liabilities on the part of the Company; (viii) LGE's reasonable satisfaction with, and the Company's filing with the Commission of, the Disclosure Statement; (ix) LGE's satisfaction with the agreement relating to the purchase by LGE of the Reynosa Assets as contemplated under the Prepackaged Plan, and in the event that such purchase does not occur, the agreement relating to the operation by LGE of such Reynosa Assets; (x) the absence of a material adverse effect on the business, properties, assets, results of operation, liabilities, condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole or on the ability of the Company or its Subsidiaries to consummate the transaction contemplated by the Restructuring Agreement or to perform their respective obligations under the definitive transaction agreements to be entered into in connection with the Restructuring Agreement subsequent to the date of the Restructuring Agreement; (xi) the absence of any increase or decrease of 20% or more in the United States/Republic of Korea currency exchange rate from the rate existing on the date of the amended and restated Restructuring Agreement (or a suspension of, or limitation on, the markets therefor), a declaration of a banking moratorium in the United States or the Republic of Korea, any

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

limitation by any regulatory authority or other event that materially adversely affects the ability of LGE to consummate the transactions contemplated by the Restructuring Agreement, or a commencement of a war or other national or international calamity involving the United States or the Republic of Korea; (xii) LGE's satisfaction with any settlement arrangements with respect to licensing of technology entered into by the Company with the Sony Corporation or any of its affiliates; (xiii) LGE's determination, in its sole discretion, that the aggregate tuner patent royalties between the date of the Consummation of the Prepackaged Plan and December 31, 2003 will not be less than 70% of the aggregate amount of such royalties projected under the Business Plan Projections; and (xiv) the absence of any default or event of default under any of the Company's financing arrangements or any other agreement that is material to the Company to which the Company or any of its Subsidiaries is a party or by which any of them is bound (other than certain defaults arising out of the Company's failure to make payments on the Old Subordinated Debentures due on April 1, 1999).

 Waiver of Conditions

  To the extent permitted by law, the Company and LGE may waive any of their respective conditions set forth in the Restructuring Agreement without notice to, or approval from, the Bankruptcy Court or any other party.

 Termination by Either Party

  The Restructuring Agreement may be terminated at any time prior to the Consummation of the Prepackaged Plan by mutual written consent of the Company and LGE, or by either the Company or LGE if (i) the transactions contemplated by the Restructuring Agreement shall not have occurred prior to September 15, 1999; or (ii) any statute shall make consummating the transactions under the Restructuring Agreement illegal, or any court or other regulatory authority shall have issued a judgment, order, decree or ruling enjoining the Consummation of the transactions contemplated by the Restructuring Agreement and such judgment, order, decree or ruling shall have become final and non-appealable.

 Termination by LGE

  The Restructuring Agreement may also be terminated by LGE if (i) the Company fails to perform in any material respect any obligation or breaches any representation or warranty, and the Company fails to perform such obligation or cure any such breach capable of being cured within 30 days' notice by LGE;
(ii) the Board or the Special Committee withdraws or modifies, in a manner adverse to LGE (as determined by LGE in its reasonable judgment), its approval or recommendation of the Restructuring Agreement or the Restructuring; or
(iii) any condition to LGE's obligations under the Restructuring Agreement becomes impossible to fulfill (other than as a result of any breach by LGE).

 Termination by the Company

  The Restructuring Agreement may be terminated by the Company if (i) LGE fails to perform in any material respect any obligation or breaches any representation or warranty, and LGE fails to perform such obligation or cure any such breach capable of being cured within 30 days' notice by the Company;
(ii) any condition to the Company's obligations under the Restructuring Agreement becomes impossible to fulfill (other than as a result of any breach by the Company); or (iii) there is an Alternative Proposal which the Board in good faith determines represents a superior transaction for the Company as compared to the Financial Restructuring, and the Board determines, after consultation with counsel, that failure to terminate the Restructuring Agreement would be inconsistent with the compliance by the Board with its fiduciary duties imposed by law; provided, however, that the Company may not terminate the Restructuring Agreement (i) if the Alternative Proposal is subject to a financing condition, unless the Board is of the opinion, after consultation with PJSC or another nationally recognized investment banking firm, that the Alternative Proposal is financeable, (ii) if, prior to or concurrently with any purported termination, (x) the Company or the person or entity that made the Alternative Proposal (the "New Investor") shall not have paid the Transaction Expenses (as defined below) contemplated by the

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

Restructuring Agreement and (y) the Company and the New Investor shall not have entered into a legal, valid and binding agreement with LGE pursuant to which such New Investor agrees to pay LGE the Transaction Fee (as defined below) contemplated by the Restructuring Agreement upon the earlier of (A) the consummation of such Alternative Proposal and (B) the termination of such Alternative Proposal, or (iii) if the Company has not provided LGE with five business days' prior written notice of its intent to so terminate the Restructuring Agreement together with a summary of the material terms and conditions of such Alternative Proposal.

 Effect of Termination

  Termination by either the Company or LGE will void the Restructuring Agreement, without any liability or obligation on the part of LGE or the Company with respect to the transactions contemplated under the Restructuring Agreement, except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the Restructuring Agreement, and except under circumstances in which the Transaction Expenses and the Transaction Fee are due.

 Transaction Expenses and Transaction Fee upon Termination under Certain Circumstances

  In the event that (i) the Board or the Special Committee shall have withdrawn or modified, in a manner adverse to LGE, its approval of the Restructuring Agreement or the transactions contemplated by the Restructuring Agreement or by the Restructuring, and LGE terminates the Restructuring Agreement, (ii) the Bankruptcy Court approves, or enters an order authorizing, an offer, proposal or agreement to effect an Alternative Proposal, or (iii) during the period ending twelve months after the termination of the Restructuring Agreement, the Company consummates, becomes a party to or enters into an agreement relating to, or publicly announces, an Alternative Proposal, the Company shall promptly, but in no event later than three business days after the first of such events to occur, reimburse LGE and its affiliates for all reasonable out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all banks, investment banking firms and other financial institutions and their respective agents and counsel, for structuring the transactions contemplated hereby and all reasonable fees of counsel, accountants, experts and consultants to LGE and its affiliates, and all printing and advertising expenses) incurred or accrued by it or on its behalf in connection with the negotiation, preparation, execution and performance of the Restructuring Agreement and the Restructuring (the "Transaction Expenses"); provided, however, that LGE shall not be entitled to such Transaction Expenses if the Company terminates the Restructuring Agreement due to a material breach by LGE of its obligations under the Restructuring Agreement.

  In the event that during the twelve months after the termination of the Restructuring Agreement the Company consummates, becomes a party to or enters into an agreement relating to, or publicly announces, an Alternative Proposal, the Company shall, or shall cause the New Investor to, pay LGE a transaction fee of $8 million (the "Transaction Fee") upon the earlier of (x) the consummation of such Alternative Proposal or (y) the termination of such Alternative Proposal.

 Withdrawal or Modification of Recommendations

  Either the Board or the Special Committee may at any time withdraw or modify its approval or recommendation of the Restructuring Agreement or the transactions contemplated thereby or by the Restructuring in the event that it determines, after consultation with counsel, that failure to so withdraw or modify its recommendation would not be consistent with compliance with its fiduciary duties imposed by law. If the Board withdraws its recommendation because it has received an Alternative Proposal which the Board in good faith determines is superior to the Financial Restructuring, the Board could terminate the Restructuring Agreement, in which case the termination and expense reimbursement provisions of the Restructuring Agreement shall govern. Any withdrawal or modification for any reason other than receipt of a superior proposal would not trigger the Company's right to terminate the Restructuring Agreement and would not in any manner release the Company from its obligations under the Restructuring Agreement unless LGE exercises its right to terminate the Restructuring Agreement, in which case the termination and expense provisions of the Restructuring Agreement shall govern.

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

Amendments to Certificate of Incorporation and By-Laws

  The Bankruptcy Code requires that upon the confirmation of a plan of reorganization a debtor's charter documents must contain certain provisions including a provision prohibiting the issuance of non-voting equity securities. To comply with such requirement, the Prepackaged Plan provides that the Company will file an amended Certificate of Incorporation with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Amended Certificate of Incorporation"). The Amended Certificate of Incorporation will prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code, change the number of authorized shares of New Common Stock to 1,000, change the par value of the New Common Stock to $0.01 and eliminate the authorization of preferred stock. Following Confirmation of the Prepackaged Plan, there is no legal requirement for New Zenith's certificate of incorporation to contain provisions prohibiting the issuance of nonvoting equity securities. After the Effective Date, New Zenith reserves the right to amend and restate its Amended Certificate of Incorporation and other constituent documents as permitted by the Delaware General Corporation Law. At present, the Company does not contemplate any such amendments.

Interests of Certain Persons in the Financial Restructuring; Conflicts of
Interest

  In considering the recommendation of the Board with respect to the Restructuring, holders of Impaired Claims should be aware that the Board and members of the Company's management have certain interests described below, which give rise to actual and potential conflicts of interest with respect to the Prepackaged Plan. The Board was aware of these conflicts in making its recommendation regarding the Restructuring to holders of the Old Subordinated Debentures. However, in recommending the Restructuring, the Board itself is acting upon the recommendation of the Special Committee, which is comprised solely of directors who are not officers or directors of LGE or current officers of the Company and which the Board had established specifically to mitigate some of the conflicts of interest described below. The Special Committee did not resolve or address any other conflicts of interest, including any conflicts created by the releases or indemnification provisions contained in the Prepackaged Plan as they related to members of the Special Committee. See "--Events Leading to the Restructuring."

 LGE Directors

  The current Board consists of eleven directors. LGE beneficially owns approximately 55.3% of the Old Common Stock (including vested but unexercised stock options) and, pursuant to the Company's Charter and Bylaws, LGE effectively has the power to elect all eleven members of the Board. Presently, six members of the Board are officers of and/or affiliated with LGE and/or its affiliates. Moreover, LGE itself is a creditor of the Company being the holder of the LGE Claims and a guarantor on behalf of the Company on various credit instruments. LGE also supplies products to and purchases products from the Company and has a number of other relationships with the Company. See "-- Events Leading to the Restructuring--Other Transactions with LGE." As a result of the foregoing, LGE has a conflict of interest.

 Releases, Indemnifications and Limitations of Liability

  The Prepackaged Plan provides for certain waivers, exculpation, releases and injunctions in consideration of the contributions of certain parties to the Prepackaged Chapter 11 Case, including, but not limited to, (i) the commitment and obligation of LGE to provide the financial support necessary for Consummation of the Prepackaged Plan and (ii) the service of certain designated individuals throughout the reorganization process to facilitate the expeditious reorganization of the Company and the implementation of the Restructuring. The Prepackaged Plan provides an injunction barring the commencement or continuation of any Claims released pursuant to its terms; provided, however, that the injunction does not preclude police or regulatory agencies from fulfilling their statutory duties. In connection with the Lock-Up Agreement, the Debenture Releasees are also entitled to certain waivers, exculpations, releases and injunctions. The Ballot and Master Ballot contain a summary of the release, waiver, exculpation and injunctive provisions contained in the Prepackaged Plan.


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

  Specifically, the Prepackaged Plan provides that the Company and its Subsidiaries will release, upon the Effective Date, the D&O Releasees, the Investor Releasees and the Debenture Releasees from any and all Claims and causes of action, whether known or unknown, foreseen and unforeseen, existing or hereafter arising, that the Company or its Subsidiaries would have been legally entitled to assert in their own right or on behalf of the holder of any Claim or Equity Interest or other person or entity against any of them relating to any event occurring on or before the Effective Date of the Prepackaged Plan, including preference, fraudulent transfer, avoidance and turnover actions under sections 544, 547, 548, 549 and 550 of the Bankruptcy Code.

  Section 547 generally allows a debtor to avoid a transfer made to a creditor within the 90 days (one year if the recipient is an insider) preceding the debtor's filing for bankruptcy if, among other things, that transfer was made on account of an antecedent debt while the debtor was insolvent. Section 548 allows a trustee to nullify a transfer of the debtor's property if that transfer was made with the intention of improperly placing assets beyond the reach of creditors or was without the debtor receiving reasonably equivalent value or fair consideration. Section 544 enables a trustee to avoid transfers and liens on the debtor's property that could have been avoided by a creditor under the applicable state law. These state laws are generally similar to section 548, but often carry a longer statute of limitations. Section 549 allows the trustee to avoid unauthorized postpetition transfers of property of the estate.

  In addition, the Prepackaged Plan provides that each holder of any Claim that has accepted the Prepackaged Plan, whose Claim is part of a Class that has accepted (or is deemed to accept) the Prepackaged Plan, or that is entitled to receive a distribution of property under the Prepackaged Plan, other than a holder of Old Subordinated Debentures that has marked a Ballot so as not to consent to the releases in favor of the D&O Releasees, Investor Releasees and Debenture Releasees, is deemed to release, upon the Effective Date, any and all Claims and causes of action, whether known or unknown, foreseen and unforeseen, existing or hereafter arising, that it would have been legally entitled to assert against the D&O Releasees, the Investor Releasees or the Debenture Releasees relating to the Company or its Subsidiaries, the Prepackaged Chapter 11 Case, or the negotiation, formulation and preparation of the Prepackaged Plan and related documents. The Company is not generally aware of any specific potential cause or causes of action against any non-LGE related D&O Releasees that would be extinguished by the releases provided in the Prepackaged Plan. The Company did not investigate whether any specific avoidance actions or other potential causes of action against the Debenture Releasees exist. However, to the extent any such claims exist, such claims will be released by the terms of the Prepackaged Plan.

  The Prepackaged Plan also provides that the Company, its Subsidiaries, the D&O Releasees, the Investor Releasees and the Debenture Releasees shall be exculpated from any liability to any person or entity (as defined in the Bankruptcy Code) for any act or omission in connection with or related to the negotiation, formulation, preparation and Confirmation of the Prepackaged Plan, the Consummation and administration of the Prepackaged Plan, the Prepackaged Chapter 11 Case, or the property distributed under the Prepackaged Plan, except by virtue of any willful misconduct or gross negligence, as determined by a court of competent jurisdiction.

  The Company believes that the release and exculpation provisions of the Prepackaged Plan are permissible under the Bankruptcy Code but acknowledges that arguments exist that certain case law would permit a contrary conclusion. Parties with standing may object to such provision in the Bankruptcy Court proceeding. At the hearing on Confirmation, the Company would likely introduce the materials set forth in the Disclosure Statement as evidence in support of the Confirmation of the Prepackaged Plan, including the release, waiver, exculpation and injunctive provisions contained therein. Based on the circumstances at such time, including, in particular, the existence of any objections to Confirmation, the Company may introduce additional evidence at the hearing on Confirmation.

  The Company believes that, among other factors, the continued service of the D&O Releasees provides a legal and factual basis for including such parties under the release and exculpation provisions of the Prepackaged Plan, notwithstanding the ordinary compensation, incentive programs and retentions benefits offered by the Company to such parties. The Company has not quantified the value to the Company of such continued service because the Company does not believe the value of such services are quantifiable.

  The D&O Releasees and the Investor Releasees have asserted certain noncontingent claims for indemnification against the Company arising from the Vengrove litigation. See "RISK FACTORS--Legal

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Proceedings." The Company may be jointly liable with the D&O Releasees or the
Investor Releasees as to certain claims for reimbursement or contribution, and such claims for reimbursement or contribution may be contingent as of the time for allowance or disallowance of such claims and consequently may be subject to disallowance pursuant to 11 U.S.C. (S) 502(e)(1)(B). The Company acknowledges that arguments exist that certain case law could result in the subordination in whole or in part, of certain indemnification claims arising out of securities litigation pursuant to 11 U.S.C. (S) 510(b).

  As of April 3, 1999, the Company employed approximately 5,300 people. Such employees are D&O Releasees and are covered by the releases and exculpation provisions of the Prepackaged Plan. The compensation paid by the Company to the Executive Officers of the Company is described in "MANAGEMENT--Current Executive Officers of the Company--Executive Compensation and Other Information." The long and short term incentive programs and retention benefits offered by the Company to the Executive Officers are described in "-- Executive Retention and Incentive Programs" and "--Employment Agreements." The 1998 base salary paid by the Company to the seven tier 1 level executives that are not Executive Officers ranged from $132,000 to $275,000 on an annual basis. The 1998 base salary paid by the Company to the four tier 2 level executives ranged from $125,000 to $150,000 on an annual basis. The long and short term incentive programs and retention benefits offered by the Company to tier 1 and tier 2 level executives are described in "--Executive Retention and Incentive Programs." The 1998 base salary paid by the Company to the 23 tier 3 level executives ranged from $100,008 to $150,000 on an annual basis. The 1998 base salary paid by the Company to the 38 tier 4 level executives ranged from $70,008 to $126,700 on an annual basis. The 1998 base salary paid by the Company to the 572 exempt salaried employees not described above ranged from $5,000 to $108,000 on an annual basis. The 1998 wages paid by the Company to the 101 non-exempt employees ranged from $14,568 to $59,547 on an annual basis. The 1998 wages paid by the Company to the 84 hourly employees ranged from $10,400 to $63,750 on an annual basis. Additionally, 72 sales staff received base salaries that ranged from $35,000 to $70,000 annually, and commissions based on profit contribution of products sold which could range from $24,000 to $35,000 annually. Base salaries and wages in 1999 do not differ materially from 1998 amounts.

  The Company offers a retention bonus and stay bonus program to approximately 175 tier 3, tier 4 and exempt salaried employees, which is described in "-- Executive Retention and Incentive Programs." The Company offered a short-term incentive program for 1998 and has instituted a similar program for 1999 to the majority of its non-hourly employees, which is described in "--Executive Retention and Incentive Programs." The Company also offers certain additional incentive programs unique to particular divisions of the Company.

  The Company does not believe that any avoidance action or other potential causes of action exist or will exist with respect to the transactions contemplated by the Operational Restructuring because the Company has received and expects to receive reasonably equivalent value and/or fair consideration in connection with such transactions. Moreover, since substantially all of the transactions contemplated by the Operational Restructuring are with unaffiliated third-parties, any avoidance actions or other potential causes of action arising from such transactions will not be affected by the releases provided under the Prepackaged Plan.

  The Company is aware that certain security holders have asserted or may assert that claims exist against one or more of the Investor Releasees and/or the LGE-related D&O Releasees relating to the relationship of the Investor Releasees and/or the LGE-related D&O Releasees to the Company and the development of the proposed Restructuring. Such claims include or might include alleged breach of fiduciary duties, violation of securities laws, or other conduct allegedly inconsistent with applicable law. To the extent any such claims exist, and to the extent that such claims are held by the Company or by holders of any Claim that has accepted the Prepackaged Plan, whose Claim is part of a Class that has accepted (or is deemed to accept) the Prepackaged Plan, or that is entitled to receive a distribution of property under the Prepackaged Plan, other than a holder of Old Subordinated Debentures that has marked a Ballot so as not to consent to the releases in favor of the D&O Releasees, Investor Releasees and Debenture Releasees, such claims will be released by the terms of the Prepackaged Plan. Moreover, all of the D&O Releasees and Investor Releasees, including the LGE-related D&O Releasees, would receive the benefits of the exculpation provisions of the Prepackaged Plan, which might impair certain causes of action not affected by the releases in the Prepackaged Plan.

  To the extent claims against the D&O Releasees and Investor Releasees exist, the Company believes that the release of the D&O Releasees and the Investor Releasees is appropriate and warranted under the facts, circumstances and equities of the Company's current financial condition and the terms of the proposed Restructuring. Each of the D&O Releasees and the Investor Releasees has made and will make a substantial contribution to the success of the Restructuring, in the case of the Investor Releasees, through their commitments set forth in the Restructuring Agreement, and in the case of the D&O Releasees, through their service to the Company to facilitate the expeditious reorganization of the Company and the implementation of the Restructuring. Because the willingness of LGE to participate in the Restructuring is conditioned on a grant of the release to the D&O Releasees and the Investor Releasees, the release is a necessary and essential component of the Prepackaged Plan. Moreover, there exist contractual and common law rights of indemnity by the D&O Releasees and Investor Releasees against the Company. Indeed, in the event a cause of action were brought against the D&O Releasees or Investor Releasees as to which the D&O Releasees or Investor Releasees were entitled to indemnity from the Company, such indemnification claims would constitute General Unsecured Claims and the Company would be required to pay such claims in full under the terms of the Prepackaged Plan.

 Review by Special Committee

  In the course of the Special Committee's work and review of the proposed releases for LGE, the Special Committee sought to determine whether impaired classes would be likely to receive a greater recovery in a bankruptcy proceeding occurring without the Investor Releasees and without LGE's participation than they would under the proposed Restructuring. In that regard, the Special Committee considered and reviewed transactions contemplated by the proposed Restructuring Agreement. In connection with evaluating the proposed releases, the Special Committee and its counsel also considered and reviewed past significant financial assistance transactions involving LGE, including credit support arrangements in April and October 1997, the vendor credit extended to the Company by LGE, the Reimbursement Agreement and the LGE Demand Loan Facility. See "CERTAIN TRANSACTIONS-- Financial Assistance." The Special Committee and its counsel also considered and reviewed certain material non-financing transactions between the Company and LGE, including technical support services provided by LGE and affiliates to the Company and manufacturing and production equipment purchases related to upgrading portions of the Company's color picture tube operations in Melrose Park and setting up a new automated manufacturing line for computer display terminals. The Special Committee and its counsel also considered the existence of (i) certain ongoing product transactions, such as ordinary course purchases of VCRs, television-VCR combinations and components by the Company from LGE and its affiliates, and (ii) certain technology agreements and licenses with LGE or its affiliates entered into since LGE had obtained majority ownership.

  In performing its evaluations, the Special Committee considered prior determinations and recommendations made by the Audit Committee, comprised of independent directors of the Board, which had previously reviewed and approved certain transactions between the Company and LGE. The Special Committee also considered knowledge regarding certain transactions that they already had accumulated in their capacities as members of the Board.

  The Special Committee's deliberations focused not on ascribing a fixed value to the requested releases but rather on determining whether it was likely that other creditors would receive more with LGE participating in the Company's proposed financial restructuring and receiving releases than if no such releases were provided and the proposed restructuring did not proceed. In this context, the Special Committee concluded that a benefit to the Company of LGE's agreement to participate in the Restructuring could be measured by the difference between the going concern valuation of the Company (obtainable if LGE participated in the Restructuring) and the liquidation valuation of the Company.

  Based on its investigation, the Special Committee concluded that any value that might reasonably be attributed to the releases was clearly likely to be less than the overall value created by the Restructuring, and that absent LGE's agreement to participate in a restructuring (which was conditioned on, among other things, obtaining the releases) there would likely be no value available for distribution to unsecured creditors or holders of Equity Interests. The Special Committee concluded that the Company's creditors, including in particular holders of its unsecured Old Subordinated Debentures, would receive far more with LGE participating in the Company's proposed financial restructuring and receiving releases than if no such releases were provided and the proposed restructuring did not proceed, in which event there would likely be no value at all available for distribution to the holders of unsecured Old Subordinated Debentures.

  The Company is not generally aware of any transactions with the non-LGE-related D&O Releasees other than in the ordinary course of business and accordingly the Special Committee did not investigate any avoidance or other potential causes of action against non-LGE related D&O Releasees. However, to the extent any such claims exist, such claims will be released by the terms of the Prepackaged Plan.

 Effect of Conflicts of Interest on the Board's Recommendation

  The releases and indemnification provisions provided by the Prepackaged Plan may create a conflict of interest for all of the Company's directors and officers in that such provisions may cause the directors and officers to support the Prepackaged Plan as opposed to any alternative that did not provide such releases or indemnification.

  Although the Board recognizes the existence of the conflicts of interest described in the foregoing paragraphs, the Board does not believe that such conflicts of interest had the effect of causing the terms of the Financial Restructuring to be different in any material respect than such terms would have been in the absence of such conflicts of interests. Moreover, the Board established the Special Committee specifically to address and mitigate against any potential conflicts of interest of LGE or certain LGE-affiliated directors. See "--Events Leading to the Restructuring."

 Management's Interest in the Transaction

  In connection with the Restructuring, the Company developed a retention program for 14 key executives and senior managers, not including the Chief Executive Officer. Under this executive retention program, the Company may be obligated to pay participants up to an aggregate of $1.2 million in retention bonuses. Additionally, in July 1998, the Company established its 1998 short-term and long-term incentive programs for two tiers of 15 key executives and senior managers, not including the Chief Executive Officer. A similar short-term incentive program was implemented in June 1999 covering 12 key executives and senior executives. Those incentive programs are based on achieving certain performance goals in connection with the Restructuring. See "MANAGEMENT-- Executive Retention Programs." In addition, the Company's Senior Vice President--Restructuring is also a Principal of JA&A, which has been engaged by the Company to assist it in the Restructuring. JA&A receives a fixed monthly fee (plus expenses) for such services, and upon successful completion of the Financial Restructuring, will receive a success fee of $1.0 million. See "ESTIMATED FEES AND EXPENSES--Advisors."

Liquidity Pending Consummation of the Restructuring

  Until the Prepackaged Plan is implemented on the Effective Date, the Company may be required to rely on its cash resources to operate the business of the Subsidiaries, service certain of its debt and pay other costs. Currently, the Company has access to funds under the Amended Citibank Credit Facility and the LGE Demand Loan Facility to supplement cash flow from operations. The Amended Citibank Credit Facility currently expires on the earlier of a bankruptcy filing by the Company and August 31, 1999. The Company has obtained the Commitment from Citicorp for the DIP Facility. See "RISK FACTORS--Recent Operating Results, Independent Auditor's Report and High Leverage" and "-- Events of Default; Risk of Acceleration or Termination" and "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS--The DIP Facility and the Citicorp Exit Facility."

Dissenters' Rights

  There are no dissenters' rights available under applicable law with respect to the Restructuring. If the Prepackaged Plan is confirmed by the Bankruptcy Court and the Restructuring is consummated in accordance therewith, holders of the Old Subordinated Debentures that do not vote in favor of the Prepackaged Plan will nevertheless be bound by all the terms and conditions thereof.

                             THE PREPACKAGED PLAN

General

  Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders. In addition to permitting rehabilitation of the debtor, chapter 11 seeks to promote equality of treatment of creditors and equity security holders of equal rank with respect to the distribution of a debtor's assets. In furtherance of these two goals, upon the filing of a petition for reorganization under chapter 11, section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect Claims or enforce liens that arose prior to the commencement of the debtor's case under chapter 11.

  The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying Claims against, and Equity Interests in, a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor, equity security holder or general partner in the debtor. Subject to certain limited exceptions, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan. If sufficient votes for acceptance of the Prepackaged Plan are received, the Company intends to file a chapter 11 reorganization case and promptly seek Confirmation by the Bankruptcy Court of the Prepackaged Plan.

  The Prepackaged Plan provides specified treatment to the various Classes of Claims against and Equity Interests in the Company. The Company believes the Prepackaged Plan provides treatment for all Classes of Claims and Equity holders that reflects an appropriate resolution of their Claims and Equity Interests taking into account the differing nature and priority (including applicable contractual subordination) of such Claims and Equity Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Prepackaged Plan. See "--Confirmation Standards." Many of these tests are designed to protect the interests of holders of Claims or Equity Interests that do not vote to accept the Prepackaged Plan but that will be bound by the provisions of the Prepackaged Plan if it is confirmed by the Bankruptcy Court.

  The Bankruptcy Code generally provides for the appointment of a committee of unsecured creditors in a Chapter 11 case. The appointment is made by either the bankruptcy judge (in non-U.S. Trustee districts) or the U.S. Trustee. Ordinarily, the committee will consist of the seven largest unsecured creditors that are willing to serve, however, the Bankruptcy Code does not place a limitation as to the size of any particular committee. Under certain circumstances, additional committees may be appointed as well, or no committees may be appointed. If appointed, a Chapter 11 creditors' committee possesses authority to promote and to protect the interests of its creditor constituency. In this regard, Section 1103(c) of the Bankruptcy Code provides, among other things, that a duly-appointed committee may: consult with the trustee or debtor in possession concerning the administration of the case; investigate the acts, conduct, assets, liabilities, and financial condition of the debtor, the operation of the debtor's business and the desirability of the continuance of such business, and any other matter relevant to the case or to the formulation of a plan; and perform such other services as are in the interest of those represented. To carry out these functions, a creditors' committee appointed pursuant to Section 1102 of the Bankruptcy Code may employ professionals, may raise and may appear and be heard on any issue in the case, and may transact such business as may be necessary and proper with the trustee or debtor in possession.

  THE FOLLOWING IS A SUMMARY OF CERTAIN OF THE MORE SIGNIFICANT MATTERS TO OCCUR EITHER PURSUANT TO OR IN CONNECTION WITH CONFIRMATION OF THE PREPACKAGED PLAN, A COPY OF WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT AS ANNEX A AND TO WHICH REFERENCE SHOULD BE MADE FOR A FULL STATEMENT OF ITS TERMS. THIS SUMMARY ONLY HIGHLIGHTS CERTAIN SUBSTANTIVE PROVISIONS OF THE PREPACKAGED PLAN AND IS NOT A COMPLETE DESCRIPTION OF, OR A SUBSTITUTE

FOR, A FULL AND COMPLETE READING OF THE PREPACKAGED PLAN, WHICH ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE URGED TO REVIEW CAREFULLY. THE PREPACKAGED PLAN, IF CONFIRMED, WILL BE BINDING UPON THE COMPANY AND ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PREPACKAGED PLAN.

  The Prepackaged Plan defines two significant dates, the Confirmation Date and the Effective Date. The "Confirmation Date" is the date on which the Bankruptcy Court enters an Order confirming the Prepackaged Plan in its docket, within the meaning of Bankruptcy Rules 5003 and 9021. The Effective Date is the date selected by the Company on or after the Confirmation Date on which (a) no stay of the Confirmation Order is in effect and (b) the conditions specified in the Prepackaged Plan shall all have been satisfied or waived pursuant to the Prepackaged Plan.

  DURING THE PENDENCY OF THE BANKRUPTCY CASE THAT WILL BE FILED IN CONNECTION WITH THE RESTRUCTURING, THE COMPANY INTENDS TO OPERATE ITS BUSINESS IN THE ORDINARY COURSE OF BUSINESS AND TO MAKE PAYMENT IN FULL ON A TIMELY BASIS TO ALL OF ITS GENERAL UNSECURED CREDITORS. THE COMPANY ALSO WILL SEEK APPROVAL IMMEDIATELY UPON THE FILING OF THE PETITION TO PAY IN FULL IN THE ORDINARY COURSE OF BUSINESS THE PRE-PETITION CLAIM OF EACH HOLDER OF A GENERAL UNSECURED CLAIM. MANAGEMENT EXPECTS THAT THE COMPANY WILL HAVE SUFFICIENT FUNDS FROM OPERATIONS AND A DEBTOR IN POSSESSION CREDIT FACILITY TO CONTINUE TO PAY ITS GENERAL UNSECURED CREDITORS IN THE ORDINARY COURSE OF BUSINESS THROUGH THE CONCLUSION OF THE PREPACKAGED CHAPTER 11 CASE, AND TO HAVE SUFFICIENT LIQUIDITY UNDER ITS LENDING FACILITIES AND FROM OPERATIONS TO MAKE SUCH PAYMENTS THEREAFTER. Under the Prepackaged Plan, holders of General Unsecured Claims will not be required to file proofs of claim with the Bankruptcy Court, and it is not expected that they will be required to take any other action to receive payment on their Claims.

Classification of Claims and Equity Interests under the Prepackaged Plan

  Section 1122 of the Bankruptcy Code requires that the Prepackaged Plan classify the Claims against, and Equity Interests in, the Company. The Bankruptcy Code also provides that, except for certain Claims classified for administrative convenience, the Prepackaged Plan may place a Claim or Equity Interest in a particular Class only if such Claim or Equity Interest is substantially similar to the other Claims or Equity Interests of such Class. The Company believes that all Claims and Equity Interests have been appropriately classified in the Prepackaged Plan. The Company has elected to separately classify General Unsecured Claims because this Class is comprised largely of trade creditors. Many of these creditors are key suppliers of products and services used by the Company. Accordingly, any impairment of these Claims could be detrimental to the ability of the Company to obtain essential trade credit and could substantially impair the ability of the Company to do business with trade creditors whose goods and services are essential for the Company. LGE Claims have been separately classified because LGE has voluntarily agreed to convert its debt to equity and because LGE is an insider. LGE has consented to the separate classification of its Claims as provided in the Prepackaged Plan. Finally, because the Old Subordinated Debenture Indenture contains subordination provisions, the Old Subordinated Debentures are not held by insiders, and the Old Subordinated Debenture Claims are not guaranteed by LGE, the Company contends that the Old Subordinated Debenture Claims are significantly different from the other unsecured debt and therefore must be classified separately.

  To the extent that the Bankruptcy Court finds that a different classification is required for the Prepackaged Plan to be confirmed, the Company would seek (i) to modify the Prepackaged Plan to provide for whatever reasonable classification might be required for Confirmation and (ii) to use the acceptances received from any holder of Claims pursuant to this solicitation for the purpose of obtaining the approval of the Class or Classes of which such holder ultimately is deemed to be a member. Any such reclassification of holders, although subject to the notice and hearing requirements of the Bankruptcy Code, could adversely affect the Class in which such holder was initially a member, or any other Class under the Prepackaged Plan, by changing the composition of such Class and the vote required for approval of the Prepackaged Plan. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Prepackaged Plan based upon such reclassification. Except to the extent that modification of classification in the Prepackaged Plan adversely affects the treatment of a holder of Claims and requires resolicitation, the Company will, in accordance with the Bankruptcy Code and the Bankruptcy Rules, seek a determination by the Bankruptcy Court that acceptance of the Prepackaged Plan by any holder of Claims pursuant to this solicitation will constitute a consent to the Prepackaged Plan's treatment of such holder regardless of the Class as to which such holder is ultimately deemed to be a member.

  The Bankruptcy Code also requires that the Prepackaged Plan provide the same treatment for each Claim or Equity Interest of a particular Class unless the holder of a particular Claim or Equity Interest agrees to a less favorable treatment of its Claim or Equity Interest. The Company believes it has complied with the requirement of equal treatment.

  Only Classes that are impaired (as defined under section 1124 of the Bankruptcy Code) under the Prepackaged Plan are entitled to vote to accept or reject the Prepackaged Plan, unless the Class is deemed to have rejected the Prepackaged Plan. As a general matter, a Class of Claims or Equity Interests is considered to be "unimpaired" under a plan of reorganization if the plan does not alter the legal, equitable and contractual rights of the holders of such Claims or Equity Interests. Under the Bankruptcy Code, holders of Unimpaired Claims are conclusively presumed to have accepted the Prepackaged Plan. Holders of Claims or Equity Interests which do not receive or retain anything under the Prepackaged Plan are deemed to have rejected the Prepackaged Plan.

  The categories of Claims and Equity Interests listed below classify Claims and Equity Interests for all purposes, including voting, confirmation and distribution pursuant to the Prepackaged Plan and pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Equity Interest shall be deemed classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Equity Interest qualifies within the description of such different Class. A Claim or Equity Interest is in a particular Class only to the extent that such Claim or Equity Interest is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date. A Claim or Equity Interest is "Allowed" if the Claim or Equity Interest is: (a) a Claim that has been scheduled by the Company in its schedule of liabilities as other than disputed, contingent or unliquidated and as to which the Company or other party in interest has not filed an objection by the Effective Date; (b) a Claim that either is not subject to a timely objection in accordance with the Bankruptcy Code or disputed by the Company or has been allowed by a Final Order; (c) a Claim that is allowed: (i) in any stipulation of amount and nature of Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with the Company of amount and nature of Claim executed on or after the Confirmation Date; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Prepackaged Plan; (d) a Claim relating to a rejected executory contract or unexpired lease that either (i) is not subject to a timely objection in accordance with the Bankruptcy Code or disputed by the Company or (ii) has been allowed by a Final Order, in either case only if a proof of Claim has been deemed timely filed under the Prepackaged Plan; or (e) a Claim that is allowed pursuant to the terms of the Prepackaged Plan.

  The classification of Claims and Equity Interests pursuant to the Prepackaged Plan is as follows:

                  Class                     Status            Voting Rights
                  -----                     ------            -------------
   Class 1--Other Priority Claims         Unimpaired     --not entitled to vote
   Class 2--Citibank Secured Claims       Impaired       --entitled to vote
   Class 3--Other Secured Claims          Unimpaired     --not entitled to vote
   Class 4--General Unsecured Claims      Unimpaired     --not entitled to vote
   Class 5--Old Subordinated Debenture    Impaired       --entitled to vote
         Claims
   Class 6--LGE Claims:                   Impaired       --entitled to vote
         LGE Tranche A Claims
         LGE Tranche B Claims
   Class 7--Equity Interests              Impaired       --not entitled to vote;
                                                          deemed to reject

  The Prepackaged Plan divides Claims against the Company into seven Classes and Equity Interests in the Company are in one Class. Distributions will be made to persons holding Claims and Equity Interests in various Classes as described below.

Summary of Treatment Under the Prepackaged Plan

  A. Administrative Claims

  Administrative Claims consist of the Claims for the costs and expenses of administration under sections 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses in preserving the estates of the Company following the commencement of the chapter 11 case and operating the business of the Company (such as wages, salaries or commissions for services and payments for goods and other services and leased premises); (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 330(a) or 331 of the Bankruptcy Code; and (c) all fees and charges assessed against the estate under Chapter 123 of Title 28 United States Code, 28 U.S.C.(S)(S) 1911-1930. Subject to the provisions of sections 330(a) and 331 of the Bankruptcy Code, each holder of an Allowed Administrative Claim will be paid the full unpaid amount of such Allowed Administrative Claim in cash on the Effective Date, or upon such other terms as may be agreed upon by such holder and the Company or otherwise upon order of the Bankruptcy Court; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business by the Company pursuant to the Prepackaged Plan will be paid or performed by New Zenith when due in accordance with the terms and conditions of the particular agreements governing such obligations.

  B. Priority Tax Claims

  The Bankruptcy Code provides for priority payment of certain other Claims, subject to certain limitations, such as allowed unsecured Claims of governmental units for certain taxes of the kind specified in section 507(a)(8) of the Bankruptcy Code. On the Effective Date, each holder of a Priority Tax Claim due and payable on or prior to the Effective Date shall be paid cash in an amount equal to the amount of such Allowed Claim, or shall be paid on account of its Allowed Claim on such other terms as have been or may be agreed upon by such holder and the Company. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the holder of such Claim would have been resolved or adjudicated if the Prepackaged Chapter 11 Case had not been commenced, (ii) survive the Effective Date and Consummation of the Prepackaged Plan as if the Prepackaged Chapter 11 Case had not been commenced, and (iii) not be discharged pursuant to section 1141 of the Bankruptcy Code. In accordance with section 1124 of the Bankruptcy Code, the Prepackaged Plan shall leave unaltered the legal, equitable, and contractual rights of each holder of a Priority Tax Claim.

 Class 1--Other Priority Claims

  Classification: Other Priority Claims consist of all Claims accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or Administrative Claims.

  Treatment: The legal, equitable and contractual rights of the holders of Other Priority Claims are unaltered by the Prepackaged Plan. Unless the holder of such Claim and the Company agree to a different treatment, each holder of an Allowed Other Priority Claim shall receive one of the following alternative treatments, at the election of the Company:

    (a) to the extent then due and owing on the Effective Date, such Claim will be paid in full in cash by New Zenith;

    (b) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in cash by New Zenith, or (B) will be paid in full in cash by New Zenith when and as such Claim becomes due and owing in the ordinary course of business; or

    (c) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

  Any default with respect to any Other Priority Claim that existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date.

  Voting: Other Priority Claims are not impaired and the holders of Other Priority Claims are conclusively deemed to have accepted the Prepackaged Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the holders of Other Priority Claims are not entitled to vote to accept or reject the Prepackaged Plan.

 Class 2--Citibank Secured Claims

  Classification: Citibank Secured Claims consist of all Claims arising from or relating to the Amended Citibank Credit Facility.

  Treatment: On or prior to the Effective Date, each holder of a Citibank Secured Claim must file and serve a written election designating whether or not such holder will be a lender under the Citicorp Exit Facility. If such holder elects to be a lender under the Citicorp Exit Facility, the Claim of such holder shall be treated as provided in the Commitment. If such holder elects not to be a lender under the Citicorp Exit Facility, on the Effective Date, unless such holder and the Company agree to a different treatment, the Claim of such holder (i) will be paid in full in cash by New Zenith or (ii) will otherwise be treated in any manner so that such Claim shall otherwise be unimpaired within the meaning of section 1124 of the Bankruptcy Code. The failure of a holder of a Citibank Secured Claim to file and serve a written election as provided herein will not modify or otherwise affect any existing contractual obligation or commitment of such holder to be a lender under the Citicorp Exit Facility.

  Voting: Citibank Secured Claims are impaired and the holders of Citibank Secured Claims are entitled to vote to accept or reject the Prepackaged Plan.

 Class 3--Other Secured Claims

  Classification: Other Secured Claims consist of all Other Secured Claims against the Company, other than secured Claims classified in a different Class.

  Treatment: The legal, equitable and contractual rights of the holders of Other Secured Claims are unaltered by the Prepackaged Plan. Unless the holder of such Claim and the Company agree to a different treatment, each holder of an Allowed Secured Claim shall receive one of the following alternative treatments, at the election of the Company:

    (a) the legal, equitable and contractual rights to which such Claim entitled the holder thereof shall be unaltered by the Prepackaged Plan;

    (b) the Company shall surrender all collateral securing such Claim to the holder thereof, without representation or warranty by or recourse against the Company or New Zenith; or

    (c) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

  Any default with respect to any Secured Claim that existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date.

  Voting: Other Secured Claims are not impaired and the holders of Secured Claims are conclusively deemed to have accepted the Prepackaged Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the holders of Other Secured Claims are not entitled to vote to accept or reject the Prepackaged Plan.

 Class 4--General Unsecured Claims

  Classification: General Unsecured Claims consist of the unsecured Claims that are not Old Subordinated Debenture Claims, LGE Tranche A Claims or LGE Tranche B Claims. This Class includes, but is not limited to, interest owed to LGE on the LGE Leveraged Lease Claims and the LGE Reimbursement Claims.

  Treatment: The legal, equitable and contractual rights of the holders of General Unsecured Claims are unaltered by the Prepackaged Plan. Unless the holder of such Claim and the Company agree to a different treatment, each holder of an Allowed General Unsecured Claim shall receive one of the following alternative treatments, at the election of the Company:

    (a) to the extent then due and owing on the Effective Date, such Claim will be paid in full in cash by New Zenith;

    (b) to the extent not due and owing on the Effective Date, such Claim (X) will be paid in full in cash by New Zenith, or (Y) will be paid in full in cash by New Zenith when and as such Claim becomes due and owing in the ordinary course of business; or

    (c) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

  Any default with respect to any General Unsecured Claim that existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date.

  Voting: General Unsecured Claims are not impaired and the holders of General Unsecured Claims are conclusively deemed to have accepted the Prepackaged Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the holders of General Unsecured Claims are not entitled to vote to accept or reject the Prepackaged Plan.

 Class 5--Old Subordinated Debenture Claims

  Classification: Old Subordinated Debenture Claims consist of the Claims of holders of the Old Subordinated Debentures.

  Treatment: If Class 5 accepts the Prepackaged Plan, on or as soon as practicable after the Effective Date, each holder of an Allowed Old Subordinated Debenture Claim shall receive, in full and final satisfaction of such Claim, a pro rata distribution of the New Debentures. If Class 5 rejects the Prepackaged Plan, the holders of the Old Subordinated Debentures will not receive or retain any property on account of their Claims. The Company believes that this treatment is permissible under the Bankruptcy Code. The Company recognizes that arguments exist that certain case law would permit a contrary conclusion.

  Voting: Old Subordinated Debenture Claims are impaired and the holders of Allowed Old Subordinated Debenture Claims are entitled to vote to accept or reject the Prepackaged Plan.

 Class 6--LGE Claims

  Classification: The LGE Claims consist of the LGE Tranche A Claims and the LGE Tranche B Claims. The division of the LGE Claims into two groups is for distribution purposes only. The LGE Tranche A Claims consist of (i) the LGE Leveraged Lease Claims, (ii) the LGE Technical Services Claims and (iii) that portion of the LGE Reimbursement Claims and the LGE Demand Loan Claims not classified as LGE Tranche B Claims. The LGE Tranche B Claims consist of (i) the LGE Extended Payables Claims, not to exceed $140 million; (ii) the LGE Reimbursement Claims, not to exceed $50 million; (iii) the LGE Guarantee Fee Claims; and (iv) the LGE Demand Loan Claims in an amount (if any) sufficient when aggregated with the amounts described in clauses (i) through (iii) to equal $200 million.

  Treatment:

  LGE Tranche A Claims--On the Effective Date, or as soon thereafter as practicable, LGE shall receive (A) the LGE New Restructured Senior Note, and
(B) the Reynosa Assets, in full and complete satisfaction of the Allowed LGE Tranche A Claims.

  LGE Tranche B Claims--On the Effective Date, or as soon thereafter as practicable, LGE shall receive 100% of the New Common Stock, in full and complete satisfaction of the Allowed LGE Tranche B Claims.

  Voting: LGE Claims are impaired and the holder of the Allowed LGE Claims is entitled to vote to accept or reject the Prepackaged Plan.

Class 7--Equity Interests

  Classification: Class 7 consists of all Equity Interests of the Company, including the Old Common Stock.

  Treatment: On the Effective Date, the holders of Equity Interests shall receive no distributions and retain no property under the Prepackaged Plan.

  Voting: No distributions will be made to holders of Equity Interests nor will such holders retain any property, and consequently such holders are deemed to reject the Prepackaged Plan. Holders of Equity Interests are not entitled to vote to accept or reject the Prepackaged Plan.

Summary of Other Provisions of the Prepackaged Plan

 Releases

  The Prepackaged Plan provides for certain waivers, exculpation, releases and injunctions in consideration of the contributions of certain parties to the Prepackaged Chapter 11 Case, including, but not limited to, (i) the commitment and obligation of LGE to provide the financial support necessary for Consummation of the Prepackaged Plan and (ii) the service of certain designated individuals to facilitate the expeditious reorganization of the Company and the implementation of the Restructuring. In connection with the Lock-Up Agreement, the Debenture Releasees are also entitled to certain waivers, exculpation, releases and injunctions. The Prepackaged Plan provides an injunction barring the commencement or continuation of any Claims released pursuant to its terms; provided, however, that the injunction does not preclude police or regulatory agencies from fulfilling their statutory duties.

  Specifically, the Prepackaged Plan provides that the Company and its Subsidiaries will release, upon the Effective Date, (i) the D&O Releasees,
(ii) the Investor Releasees, and (iii) the Debenture Releasees from any and all Claims and causes of action, whether known or unknown, foreseen and unforeseen, existing or hereafter arising, that the Company or its Subsidiaries would have been legally entitled to assert in their own right or on behalf of the holder of any Claim or Equity Interest or other person or entity against any of them relating to any event occurring on or before the Effective Date of the Prepackaged Plan, including avoidance actions under sections 544, 547, 548, 549 and 550 of the Bankruptcy Code. The release of the D&O Releasees by the Company and its Subsidiaries does not affect certain loans or contracts such parties have entered into in the ordinary course of business.

  In addition, the Prepackaged Plan provides that each holder of any Claim against the Company that has accepted the Prepackaged Plan, whose Claim is part of a Class that has accepted (or is deemed to accept) the Prepackaged Plan, or that is entitled to receive a distribution of property under the Prepackaged Plan, other than a holder of Old Subordinated Debentures that has marked a Ballot so as not to consent to the releases in favor of the D&O Releasees, Investor Releasees and the Debenture Releasees, is deemed to release, upon the Effective Date, any and all Claims and causes of action, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, that it would have been legally entitled to assert against the D&O Releasees, the Investor Releasees and the Debenture Releasees relating to the Company or its Subsidiaries, the Prepackaged Chapter 11 Case, or the negotiation, formulation and preparation of the Prepackaged Plan and related documents.

  The Prepackaged Plan also provides that the Company, each of its Subsidiaries, the D&O Releasees, the Investor Releasees and the Debenture Releasees shall be exculpated from any liability to any person or entity (as defined in the Bankruptcy Code) for any act or omission in connection with or related to the negotiation, formulation, preparation and Confirmation of the Prepackaged Plan, the Consummation and administration of the Prepackaged Plan, the Prepackaged Chapter 11 Case, or the property distributed under the Prepackaged Plan, except by virtue of any willful misconduct or gross negligence, as determined by a court of competent jurisdiction.

  In the course of the Special Committee's work and review of the proposed release of LGE, the Special Committee sought to determine whether impaired classes would be likely to receive a greater recovery in a hypothetical restructuring occurring without the Investor Releasees and without LGE's participation. In that regard, the Special Committee and its counsel reviewed and investigated significant transactions between LGE and the Company. Based on that investigation, the Special Committee concluded that any value that might be attributed to these releases was less than the overall value created by the Restructuring, and that absent LGE's agreement to participate in a restructuring (which was conditioned on, among other things, obtaining the releases) there was no value available for distribution to holders of either the Old Common Stock or the Old Subordinated Debentures.

  It is a condition to LGE's obligations under the Restructuring Agreement that the Investor Releasees receive the releases, waivers and injunctions as set forth in the Prepackaged Plan. See "SPECIAL FACTORS--Interests of Certain Persons in the Financial Restructuring; Conflicts of Interest" and "--The Restructuring Agreement." The Company believes that these provisions of the Prepackaged Plan are permissible under the Bankruptcy Code but acknowledges that arguments exist that certain case law would permit a contrary conclusion. Parties with standing may object to such provision in the Bankruptcy Court proceeding.

 Executory Contracts and Unexpired Leases

  Under the Bankruptcy Code, the Company may assume or reject executory contracts and unexpired leases. As a general matter, an "executory contract" has been determined to be a contract under which material performance (other than solely the payment of money) remains to be made by each party. On the Effective Date, all executory contracts and unexpired leases of the Company will be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, except those executory contracts and unexpired leases that (i) have been rejected by order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Effective Date, (iii) are identified on a list to be filed with the Bankruptcy Court on or before the Confirmation Date, as to be rejected, or (iv) are rejected pursuant to the terms of the Prepackaged Plan. All proofs of Claim with respect to Claims arising from rejection must be filed with the Bankruptcy Court within 60 days after the later of (i) the date of entry of an order of the Bankruptcy Court approving such rejection and (ii) the Confirmation Date. Any Claims not timely filed will be forever barred from assertion.

  Notwithstanding anything to the contrary contained herein, on the Effective Date, the Leveraged Leases shall be deemed rejected pursuant to section 365(a) of the Bankruptcy Code. Any Claim arising from or out of rejection, including, but not limited to those arising under section 502 of the Bankruptcy Code, shall be part of and included in the LGE Leveraged Lease Claims. Other than on account of the LGE Leveraged Lease Claims,

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

LGE shall not receive any property or distribution arising from or related to such rejection. Except as otherwise provided in the Restructuring Agreement, on the Effective Date, all property that is the subject of the Leveraged Leases shall be vested in New Zenith free and clear of all liens, claims and encumbrances. Pursuant to the Prepackaged Plan, the Company will have assumed, pursuant to the Bankruptcy Code, the Lock-Up Agreement on the Effective Date, including the Company's indemnification obligations to each of the Debenture Releasees contained therein, and the Company's agreements with Hebb & Gitlin and Crossroads to pay professional fees incurred by the holders of Old Subordinated Debentures who are Debenture Releasees.

 Indemnification of Directors, Officers and Employees

  The Prepackaged Plan provides that the obligations of the Company to indemnify any person serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such person's service in such capacity, to the extent provided in the Company's constituent documents or by written agreement or Delaware law, shall be deemed and treated as executory contracts that are assumed by the Company as of the Effective Date. Accordingly, such indemnification obligations shall be treated as General Unsecured Claims and shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the filing of the Prepackaged Chapter 11 Case.

  The Company is not aware of any material actual or contingent indemnification obligations of the Company, except as might arise as a result of certain shareholder litigation discussed herein. See "RISK FACTORS--Legal Proceedings." In the event any such claims were asserted against the Company, such claims would likely constitute general unsecured claims of the Company, which would be paid in full under the terms of the Prepackaged Plan. Accordingly, the Company's proposed treatment of such indemnification obligations provides the holders of such claims with the same economic treatment that such persons would otherwise be entitled to receive under the Prepackaged Plan.

 Continued Corporate Existence and Vesting of Assets in New Zenith

  The Company shall continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under the laws of the State of Delaware and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. Except as otherwise provided in the Prepackaged Plan, the Restructuring Agreement, the LGE New Credit Facility, the LGE New Restructured Senior Note, the New Debentures, or any agreement, instrument or indenture relating thereto, on and after the Effective Date, all property of the Company and any property acquired by the Company under the Prepackaged Plan shall vest in New Zenith, free and clear of all Claims, liens, charges, or other encumbrances and Equity Interests. On and after the Effective Date, New Zenith may operate its business and may use, acquire or sell property and compromise or settle any Claims or Equity Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Prepackaged Plan and the order of the Bankruptcy Court confirming the Prepackaged Plan.

 Amendments to Certificate of Incorporation and By-Laws

  The Bankruptcy Code requires that upon the confirmation of a plan of reorganization a debtor's charter documents must contain certain provisions including a provision prohibiting the issuance of non-voting equity securities. To comply with this requirement, the Prepackaged Plan provides that the Company will file an Amended Certificate of Incorporation with the Secretary of State of the State of Delaware in accordance with sections 102 and 103 of the Delaware General Corporation Law. The Amended Certificates of Incorporation will prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code, change the number of authorized shares of New Common Stock to 1,000, change the par value of the New Common Stock to $0.01 and eliminate the authorization of preferred stock. After the Effective Date, New Zenith reserves the right to amend and restate its Amended Certificate of Incorporation and other constituent documents as permitted by the Delaware General Corporation Law. At present, the Company does not contemplate any such amendments.

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

 Retention of Jurisdiction by the Bankruptcy Court

  Under the terms of the Prepackaged Plan, the Bankruptcy Court will retain jurisdiction in the following instances notwithstanding entry of the Confirmation Order or the occurrence of the Effective Date. The Bankruptcy Court will retain exclusive jurisdiction over the reorganization proceedings relating to the Company to: (i) allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims; (ii) grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Prepackaged Plan, for periods ending on or before the Effective Date; (iii) resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which the Company is a party or with respect to which the Company may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to the Prepackaged Plan to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected; (iv) ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Prepackaged Plan, including ruling on any motion filed pursuant to the Prepackaged Plan; (v) decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Company that may be pending on the Effective Date; (vi) enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Prepackaged Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Prepackaged Plan or the Disclosure Statement; (vii) resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Prepackaged Plan or any obligations incurred in connection with the Prepackaged Plan; (viii) issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference with Consummation or enforcement of the Prepackaged Plan; (ix) resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in the Prepackaged Plan and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions; (x) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated; (xi) determine any other matters that may arise in connection with or relate to the Prepackaged Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Prepackaged Plan or the Disclosure Statement; and (xii) enter an order and/or final decree concluding the Prepackaged Chapter 11 Case.

 Cancellation of Securities and Agreements

  On the Effective Date, the Old Subordinated Debentures and all Equity Interests will be deemed cancelled. In addition, the Old Subordinated Debenture Indenture will be cancelled and will have no further force or effect.

 Issuance of New Securities and Execution of Certain Documents

  On the Effective Date, New Zenith shall issue all securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Prepackaged Plan, including, without limitation, the LGE New Restructured Senior Note, the New Debentures, and the New Common Stock, all of which shall be distributed as provided in the Prepackaged Plan. New Zenith shall execute and deliver such other agreements, documents and instruments as are required to be executed pursuant to the terms of the Prepackaged Plan.

 Management

  The Prepackaged Plan provides for the executive officers of the Company immediately before Confirmation of the Prepackaged Plan to continue to serve immediately after Confirmation of the Prepackaged Plan in their respective capacities. Upon the Effective Date, the Board shall consist of members elected by LGE, the owner of 100% of the New Common Stock following Consummation of the Prepackaged Plan.

 Subordination

  The classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Prepackaged Plan takes into account the relative priority of the Claims and Equity Interests in each Class in connection with any contractual, legal or equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Prepackaged Plan. Accordingly, without limitation, the Confirmation Order will permanently enjoin, effective as of the Effective Date, all persons and entities from enforcing or attempting to enforce any contractual, legal or equitable subordination rights satisfied, compromised and settled under the Prepackaged Plan.

 Resolution of Disputed Claims

  With respect to holders of Claims that are not Impaired Claims ("Unimpaired Claims"), their legal, equitable and contractual rights will be unaltered by the Prepackaged Plan. Consequently, it is anticipated that any disputes with respect to such Claims will be resolved outside of the Prepackaged Chapter 11 Case. As such, all General Unsecured Claims, including litigation against the Company, will be substantially unaffected by the Prepackaged Chapter 11 Case and will remain subject to all legal and equitable defenses of the Company. Nothing under the Prepackaged Plan will affect the Company's rights, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against such Unimpaired Claims, except as expressly provided in the Prepackaged Plan.

  After the Confirmation Date, only the Company will have the authority to file objections to Claims or settle, compromise, withdraw or litigate to judgment objections to Claims. As of the Confirmation Date, the Company can settle or compromise disputed Claims without Bankruptcy Court approval. The Company reserves the right to ask the Bankruptcy Court to estimate any contingent Claim regardless of whether there has been a previous objection to such Claim. The estimated amount will be either the allowed amount or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation, the Company can pursue a supplemental proceeding to object to the payment of such Claim.

  Under the Prepackaged Plan, holders of Claims (other than Claims arising from the rejection of executory contracts or unexpired leases) would not be required to file proofs of Claim with the Bankruptcy Court. In order to utilize the Claims disallowance procedures of the Bankruptcy Code against a holder of a Claim, the Company would be required to schedule as disputed, unsold or contingent any Claim to which it objects or to file a separate objection to such Claim and to obtain an order from a court sustaining such objection. Additionally, the Company would be permitted to object to or contest any Claim in the Bankruptcy Court or in any appropriate non-bankruptcy forum, and, if such Claim is discharged pursuant to the Prepackaged Plan, to assert as a defense that such Claim has been discharged.

 Distributions for Claims Allowed as of the Effective Date

  Except as otherwise provided in the Prepackaged Plan or as may be ordered by the Bankruptcy Court, distributions to be made on the Effective Date on account of Claims that are allowed as of the Effective Date and are entitled to receive distributions under the Prepackaged Plan shall be made on the Effective Date or as soon thereafter as is practical. Distributions on account of Claims that become Allowed Claims after the Effective Date shall be made pursuant to the applicable provisions of the Prepackaged Plan described below.

  For purposes of determining the accrual of interest or rights in respect of any other payment from and after the Effective Date, the LGE New Restructured Senior Note, the New Debentures, and the New Common Stock to be issued under the Prepackaged Plan shall be deemed issued as of the Effective Date regardless of the date on which they are actually dated, authenticated or distributed; provided, however, that New Zenith shall withhold any actual payment until such distribution is made and no interest shall accrue or otherwise be payable on any such withheld amounts.

 Distributions by the Company; Distributions with Respect to the Old Subordinated Debentures

  The Company shall make all distributions required under the Prepackaged Plan. Notwithstanding provisions in the Prepackaged Plan regarding the cancellation of the Old Subordinated Debenture Indenture, the Old Subordinated Debenture Indenture shall continue in effect to the extent necessary to allow the Company to receive and make distributions pursuant to the Prepackaged Plan on account of the Old Subordinated Debentures. The Company shall make distributions of the New Debentures pursuant to such indenture.

  As of the close of business on the Distribution Record Date, the transfer register for the Old Subordinated Debentures as maintained by the Company, the trustee of the Old Subordinated Debenture Indenture, or their respective agents, shall be closed and the transfer of the Old Subordinated Debentures, or any interest therein, will be prohibited. Moreover, the Company shall have no obligation to recognize the transfer of any Old Subordinated Debentures occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those holders of record as of the close of business on the Distribution Record Date. As promptly as practicable after the Effective Date, the Company will provide holders of Old Subordinated Debentures with instructions with respect to the delivery of the Old Subordinated Debentures and the distributions of the New Debentures.

 Delivery and Distributions and Undeliverable or Unclaimed Distributions

  Distributions to holders of Allowed Claims shall be made at the address of the holder of such Claim as indicated on the records of the Company. Except as otherwise provided by the Prepackaged Plan or the Bankruptcy Code with respect to undeliverable distributions, distributions to holders of Citibank Secured Claims and Old Subordinated Debenture Claims shall be made in accordance with the provisions of the applicable indenture, participation agreement, loan agreement or analogous instrument or agreement, and distributions will be made to holders of record as of the close of business on the business day immediately preceding the Effective Date (the "Distribution Record Date"). In an effort to ensure that all holders of valid claims receive their allocated distributions, the Company will file with the Bankruptcy Court, a listing of unclaimed distribution holders. This list will be maintained for as long as the bankruptcy case stays open. This process will provide unclaimed distribution information in a public forum and increase the possibility of notice of an unclaimed distribution to previously "lost" claimholders.

  If any distribution is returned to the Company as undeliverable, no further distributions shall be made to such holder unless and until the Company is notified in writing of such holder's then-current address. Undeliverable distributions shall remain in the possession of the Company until such time as a distribution becomes deliverable. Undeliverable distributions (including interest and maturities on the New Debentures) shall not be entitled to any interest, dividends or other accruals of any kind.

  Within 20 days after the end of each calendar quarter following the Effective Date, the Company shall make all distributions that become deliverable during the preceding calendar quarter.

  Any holder of an Allowed Claim that does not assert a Claim pursuant to the Prepackaged Plan for an undeliverable distribution within five years after the Effective Date shall have its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim against New Zenith or its respective property. As described in the Prepackaged Plan, in such cases: (i) any cash held for distribution on account of such Claims shall be property of New Zenith, free of any restrictions thereon; and (ii) any New Debentures held for distribution on account of such Claims shall be cancelled and of no further force or effect. Nothing contained in the Prepackaged Plan requires the Company to attempt to locate any holder of an Allowed Claim.

  In connection with the Prepackaged Plan, to the extent applicable, the Company shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Prepackaged Plan shall be subject to such withholding and reporting requirements.

 Minimum Distribution

  The New Debentures will be issued in denominations of $1,000 and integral multiples thereof. No New Debenture will be issued in a denomination of less than $1,000. In the event a holder of an Allowed Class 5 Claim is entitled to distribution of New Debentures that is not an integral multiple of $1,000, such distribution shall be aggregated by the Company (or its agent), and as soon as practicable after the Effective Date, such interests shall be sold by the Company (or its agent) in a commercially reasonable manner and, upon the completion of such sale, the net proceeds thereof shall be distributed (without interest) pro rata to the holders of Allowed Class 5 Claims based upon the fraction of New Debentures each such holder would have been entitled to receive or deemed to hold had the Company issued New Debentures in integral multiples smaller than $1,000, such distribution being in lieu of any other distribution thereon. The Company believes that the sale of New Debentures is exempted from registration under the federal securities laws pursuant to section 1145 of the Bankruptcy Code.

 Setoffs

  New Zenith may, pursuant to section 553 of the Bankruptcy Code or any other applicable bankruptcy or non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Prepackaged Plan on account of such Claim (before any distribution is made on account of such Claim), the Claims, rights and causes of action of any nature that the Company or New Zenith may hold against the holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Company or New Zenith of any such Claims, rights and causes of action that the Company or New Zenith may possess against such holder.

 Surrender of Cancelled Instruments or Securities

  As a condition precedent to receiving any distribution pursuant to the Prepackaged Plan on account of an Allowed Claim evidenced by the instruments, securities or other documentation cancelled pursuant to the Prepackaged Plan, the holder of such Claim shall tender the applicable instruments, securities or other documentation evidencing such Claim to the Company. Any New Debentures or New Common Stock to be distributed pursuant to the Prepackaged Plan on account of any such Claim shall, pending such surrender, be treated as an undeliverable distribution.

 Notes and Debentures

  Each holder of an impaired Allowed Claim shall tender any notes or debentures relating to such Claim to the Company in accordance with written instructions to be provided to such holders by the Company as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such notes or debentures will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such notes or debentures with a letter of transmittal in accordance with such instructions.

 Failure to Surrender Cancelled Instruments

  Any holder that fails to surrender or is deemed to have failed to surrender its Old Subordinated Debentures required to be tendered hereunder within five years after the Effective Date shall have its Claim for a distribution pursuant to the Prepackaged Plan on account of such Old Subordinated Debentures discharged and shall be forever barred from asserting any such Claim against New Zenith or its property.

 Lost, Stolen, Mutilated or Destroyed Debt Securities

  In addition to any requirements under the applicable note or debenture, or any related agreement, any holder of a Claim evidenced by a note or debenture that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such note or debenture, deliver to the Company: (1) evidence satisfactory to the Company of the loss, theft, mutilation or destruction; and (2) such security or indemnity as may be required by the Company to hold the Company harmless from any damages, liabilities or costs incurred in treating such individual as a holder of an Allowed Claim. Upon compliance with this provision by a holder of a Claim evidenced by a note or debenture, such holder shall, for all purposes under the Prepackaged Plan, be deemed to have surrendered such note or debenture.

Conditions to Confirmation/Consummation

  It is a condition to Confirmation of the Prepackaged Plan that all provisions, terms and conditions of the Prepackaged Plan have been approved in the Confirmation Order.

  It is a condition to Consummation of the Prepackaged Plan that the following conditions have been satisfied or waived pursuant to the Prepackaged Plan:

    1. the Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Prepackaged Chapter 11 Case by the Clerk of the Bankruptcy Court in form and substance acceptable to the Company;

    2. the Confirmation Order shall be a Final Order;

    3. a revolving credit facility and letter of credit subfacility shall be available to the Company in the amounts and on such terms and conditions as set forth in the Restructuring Agreement;

    4. all conditions precedent to the "Closing," as defined in the Restructuring Agreement, shall have been satisfied or waived pursuant to the terms thereof, and;

    5. no more than 5% of the holders of Old Subordinated Debentures shall have marked a Ballot so as not to consent to the releases contained in the Prepackaged Plan in favor of the D&O Releasees, the Investor Releasees and the Debenture Releasees.

 Waiver of Conditions

  Other than as set forth in the Prepackaged Plan, the Company, in its sole discretion, may waive any of the conditions to Confirmation of the Prepackaged Plan and/or to Consummation of the Prepackaged Plan set forth in the Prepackaged Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Prepackaged Plan. Pursuant to the Restructuring Agreement, however, LGE's consent is required for any such waiver. See "SPECIAL FACTORS--The Restructuring Agreement."

 Effect of Non-occurrence of Conditions to Consummation

  If the Confirmation Order is vacated, the Prepackaged Plan shall be null and void in all respects and nothing contained in the Prepackaged Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Company; (2) prejudice in any manner the rights of the Company; or (3) constitute an admission, acknowledgment, offer or undertaking by the Company in any respects.

Effect of Consummation of the Prepackaged Plan

 Vesting of Rights

  Except as provided in the Prepackaged Plan and the Restructuring Agreement, on the Effective Date all assets of the Company's bankruptcy estate shall vest in New Zenith free and clear of all liens, claims and encumbrances.

 Discharge

  Except as provided in the Prepackaged Plan, the Restructuring Agreement or in the LGE New Restructured Senior Note, or the New Debentures, (1) the rights afforded in the Prepackaged Plan and the treatment of all Claims and Equity Interests therein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the date the Company files the Prepackaged Chapter 11 Case with the Bankruptcy Court ("Petition Date"), against the Company, or any of its assets or properties, (2) on the Effective Date, all such Claims against, and Equity Interests in the Company shall be satisfied, discharged and released in full and (3) all persons and entities shall be precluded from asserting against New Zenith, its successors or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

 Binding Effect

  The provisions of the Prepackaged Plan, if confirmed, will bind all holders of Claims and Equity Interests regardless of whether they accept the Prepackaged Plan or are entitled to vote with respect to the Prepackaged Plan. The distributions provided for in the Prepackaged Plan, if any, will be in exchange for and in complete satisfaction, discharge and release of all Impaired Claims against and Equity Interests in the Company or any of its assets or properties, including any Impaired Claim or Equity Interest accruing after the Petition Date and prior to the Confirmation Date. All holders of Impaired Claims and Equity Interests will be precluded from asserting any Claim against the Company or its assets or properties based on any transaction or other activity of any kind that occurred prior to the Confirmation Date.

Modification of the Prepackaged Plan

  Except as otherwise provided in the Restructuring Agreement, amendments to the Prepackaged Plan may be made by the Company, subject to the limitations contained in the Prepackaged Plan and in the Restructuring Agreement, either before or after the Petition Date. Any amendments or modifications to the Prepackaged Plan made after the Petition Date and before or after the Confirmation Date shall be made in accordance with the provisions of section 1127 of the Bankruptcy Code and the Bankruptcy Rules. The Company reserves the right to use acceptances to confirm any amendments to the Prepackaged Plan to the extent permitted by law.

  In accordance with Bankruptcy Rule 3019, the Company will resolicit acceptances of the Prepackaged Plan only if a modification to the plan adversely changes the treatment of the claim of any creditor or the interest of any equity security holder who has not accepted in writing the modification. Bankruptcy Rule 3019 provides: "If the court finds after hearing on notice to the trustee, any committee appointed under the Code and any other entity designated by the court that the proposed modification does not adversely change the treatment of the claim of any creditor or the interest of any equity security holder who has not accepted in writing the modification, it shall be deemed accepted by all creditors and equity security holders who have previously accepted the plan." As such, the Company believes that unless the Bankruptcy Court finds otherwise, a modification to the Prepackaged Plan that does not adversely change the treatment of claims does not require resolicitation.

  At all times the Company reserves the right in its sole discretion not to file the Prepackaged Plan, or, if it files the Prepackaged Plan, to withdraw the Prepackaged Plan at any time prior to Confirmation, in which case the Prepackaged Plan will be deemed to be null and void. In such an event, nothing contained in the Prepackaged Plan or the Disclosure Statement will be deemed to constitute a waiver or release of any Claims by or against the Company or any other person, nor shall the Prepackaged Plan or the Disclosure Statement prejudice in any manner the rights of the Company or constitute an admission, acknowledgment, offer or undertaking by the Company in any respects.

Intended Actions During the Prepackaged Chapter 11 Case

  In addition to seeking Confirmation of the Prepackaged Plan, during the pendency of the Prepackaged Chapter 11 Case, the Company intends to seek relief from the Bankruptcy Court as to various matters, certain of which are described below. While the Company believes each of the requests, if granted, would facilitate the Prepackaged Chapter 11 Case, there can be no assurance that the Bankruptcy Court will grant any such relief.

 Provisions for Employees; Retention Programs; Employment Contracts

  The Company believes that salaries or wages, as the case may be, accrued and unpaid vacation, health benefits, severance benefits and similar employee benefits should be unaffected by the filing of the Prepackaged Chapter 11 Case. The Company intends to seek the approval of the Bankruptcy Court, immediately upon commencement of the Prepackaged Chapter 11 Case, to honor payroll checks outstanding as of the Petition Date, to permit employees to utilize their paid vacation time which was accrued prior to the filing and to continue paying medical and other employee benefits under the applicable health plans. The Company also intends to seek the authority (i) to honor its executive retention program and employee retention program and (ii) to assume employee contracts with Messrs. Gannon and Vitkus and other executives and key managers. There can be no assurance, however, that any necessary approval will be obtained. Employee Claims and benefits not paid or honored, as the case may be, prior to the Consummation of the Prepackaged Plan, will be paid or honored upon Consummation or as soon thereafter as such payment or other obligation becomes due or payable. Employee benefit Claims that accrue prior to the Petition Date will receive unimpaired treatment under the terms of the Prepackaged Plan.

 Cash Management

  The Company believes it would be disruptive to the operations of its Subsidiaries if it were forced to significantly change its cash management system upon the commencement of the Prepackaged Chapter 11 Case. The Company intends to seek relief from the Bankruptcy Court immediately upon commencement of the Prepackaged Chapter 11 Case (i) to be authorized to maintain its cash management system and (ii) to grant superpriority claims equal to the net cash upstreamed to the Company, if any, by such Subsidiaries through the consolidated cash management system during the Prepackaged Chapter 11 Case.

 Retention of Professionals

  The Company intends to seek authority to employ JA&A as its restructuring advisor, PJSC as its financial advisor and investment banker, Arthur Andersen LLP as its auditor, Kirkland & Ellis as its attorneys and Gavin Anderson Company as its public relations advisors.

 Warranties and Customer Programs

  The Company intends to seek authority to honor pre-petition warranty obligations and pre-petition customer programs. The Company believes continuing these services is essential to maintaining customer loyalty.

 Customs Duties

  The Company intends to seek authority to pay pre-petition customs duties paid by its customs agents. The Company believes timely payment of these expenses is necessary to maintain an efficient international shipping mechanism.

 Insurance Programs

  The Company intends to seek the authority to maintain and continue its insurance programs, including workers' compensation, as such programs are presently administered.

 Trade Payables

  The Company intends to seek the authority to pay all pre-petition trade payables and to honor all obligations to its trade vendors.

 Utility Service

  The Company intends to seek an order restraining utilities from discontinuing, altering or refusing service.

Confirmation Standards

  Section 1129 of the Bankruptcy Code sets forth the requirements that must be satisfied to confirm a plan of reorganization. A number of the more significant Confirmation requirements are discussed below. The Company believes that it has complied or will comply with each of these requirements.

 Good Faith and Compliance with Law

  The Bankruptcy Code requires that a plan of reorganization be proposed in good faith and disclose certain relevant information regarding payments due and the nature of compensation to insiders. The Company believes it has satisfied these requirements and will seek a ruling to that effect from the Bankruptcy Court in connection with Confirmation of the Prepackaged Plan.

 Best Interests

  Section 1129(a)(7) of the Bankruptcy Code requires that, with respect to each Impaired Class, each member of such Class either (a) has accepted the Prepackaged Plan, or (b) will receive or retain under the Prepackaged Plan on account of its Claim or Equity Interest property of a value, as of the Effective Date, that is at least equal to the amount that such member of the Class would receive or retain if the Company was liquidated under chapter 7 of the Bankruptcy Code. The Company believes that the Prepackaged Plan meets this test and will seek appropriate findings from the Bankruptcy Court in connection with the Confirmation of the Prepackaged Plan. See "SPECIAL FACTORS--Alternatives to Confirmation and Consummation of the Prepackaged Plan--Liquidation Under Chapter 7" and "LIQUIDATION ANALYSIS."

 Feasibility

  The Bankruptcy Court must also determine that the Prepackaged Plan is feasible and is not likely to be followed by liquidation or further reorganization of the Company. To determine whether the Prepackaged Plan meets this requirement, the Company has analyzed their ability to meet their obligations under the Prepackaged Plan. This analysis includes a forecast of financial performance of the reorganized Company. Such forecast, together with the underlying assumptions, is set forth below under "BUSINESS PLAN PROJECTIONS." Based upon such forecast, the Company believes that it will have the financial capability to satisfy its obligations following the Effective Date. Accordingly, the Company will seek a ruling to that effect in connection with the Confirmation of the Prepackaged Plan.

 Prepackaged Plan Acceptance

  The Bankruptcy Code requires, subject to certain exceptions, that the Prepackaged Plan be accepted by all Impaired Classes of Claims and Equity Interests. Classes of claims that are not "impaired" under a plan are deemed to have accepted the plan and are not entitled to vote. The Bankruptcy Code defines acceptance of a plan of reorganization by a class of claims as acceptance by holders of at least 66 2/3% in dollar amount and more than one-half in number of the Allowed Claims in that class, but for this purpose counts only those claims that have been voted on the plan. Holders of claims who fail to vote or who abstain will not be counted to determine the acceptance or rejection of the Prepackaged Plan by any impaired class of claims. The Company may, however, request Confirmation of the Prepackaged Plan even though some impaired Classes have not accepted the Prepackaged Plan. See "--Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims."

  The Bankruptcy Code provides that acceptances obtained prior to the filing of a petition will be effective in a chapter 11 case only if the pre-petition solicitation of the acceptances complied with applicable non-bankruptcy law governing the adequacy of disclosure, such as federal securities laws and regulations. For example, under Section 5(c) of the Securities Act, no offer to buy or sell a security may be made except pursuant to an effective registration statement. If there is no such applicable non-bankruptcy law, "adequate information" as defined under the Bankruptcy Code is furnished in connection with the solicitation. The Company intends to use the Ballots or Master Ballots received pursuant to this Solicitation to confirm the Prepackaged Plan once it has filed its Prepackaged Chapter 11 Case. The Company believes that this Solicitation complies with such applicable non-bankruptcy law and otherwise contains "adequate information" and will seek appropriate findings from the Bankruptcy Court in this regard.

Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims

  Section 1129 of the Bankruptcy Code lists 13 individual requirements that must be satisfied by the Company before the Prepackaged Plan can be confirmed. Among these requirements is that each Class has either accepted the Prepackaged Plan or is not impaired under the Prepackaged Plan. For purposes of the Company's Prepackaged Plan, this means that the following Classes would be required to accept the Prepackaged Plan: (i) Class 2--Citibank Secured Claims; (ii) Class 5--the Old Subordinated Debenture Claims; (iii) Class 6-- the LGE Claims; and (iv) Class 7--the Equity Interests. The other Classes in the Prepackaged Plan are unimpaired, so they are deemed to have already accepted the Prepackaged Plan.

  The Bankruptcy Code provides an exception to the requirement that every class must accept a plan of reorganization. This exception is commonly known as the "cram down" provision. This provision may allow the Company to confirm the Prepackaged Plan even if less than all four of the impaired Classes accept the Prepackaged Plan. If the Company can demonstrate to the Bankruptcy Court that it satisfies the requirements of the "cram down" provision, each impaired Class that voted to reject the Prepackaged Plan would be bound to the treatment afforded to that Class under the Prepackaged Plan.

  To obtain Confirmation of the Prepackaged Plan using the "cram down" provision, the Company must demonstrate to the Bankruptcy Court that, as to each Class that has rejected the Prepackaged Plan, the treatment afforded to such Class under the Prepackaged Plan "does not discriminate unfairly" and is "fair and equitable."

  In general, a plan does not discriminate unfairly if it provides a treatment to the class that is substantially equivalent to the treatment that is provided to other classes that have equal rank. In determining whether a plan discriminates unfairly, courts will take into account a number of factors, including the effect of applicable subordination agreements between parties. Accordingly, two classes of unsecured creditors could be treated differently without unfairly discriminating against either class.

  In general, the Bankruptcy Code applies a different test to holders of secured claims, unsecured claims and equity interests to determine whether the treatment proposed in a plan of reorganization is "fair and equitable." In general, a plan of reorganization is "fair and equitable" to a holder of:

  . secured claims if the plan provides that the holder (i) will retain the lien or liens securing its claim and (ii) will receive cash payments, normally evidenced by a note, that total at least the amount of its claim, with such payments having a present value at least equal to the value of the collateral securing the claim;

  . unsecured claims if the plan provides that the holder (i) will retain property equal to the amount of its claim or (ii) no holder of a claim or interest that is junior to the creditor receives any value under the plan of reorganization; and

  . equity interest if the plan provides that the holder (i) will retain property equal to the greatest of the allowed amount of any liquidation preference to which such holder is entitled, any redemption price to which such holder is entitled or the value of such interest or (ii) no holder of an interest that is junior to the holder will receive any value under the plan of reorganization.

  The Company will seek Confirmation of the Prepackaged Plan under section 1129(b) of the Bankruptcy Code because Class 7--the Equity Interests is deemed to have rejected the Prepackaged Plan. Under the Bankruptcy Code, to the extent holders in a Class receive no distribution, the Class is deemed to reject the Prepackaged Plan. In the event that any other impaired Class fails to accept the Prepackaged Plan (other than the Equity Interest holders) in accordance with section 1129(a)(8) of the Bankruptcy Code, the Company reserves the right (i) to request that the Bankruptcy Court confirm the Prepackaged Plan in accordance with the "cram down" provision under the Bankruptcy Code and/or (ii) to modify the Prepackaged Plan. In the event that holders of the Old Subordinated Debentures do not approve the Prepackaged Plan, the Company intends (and the Prepackaged Plan so provides) to seek Confirmation of the Prepackaged Plan under the "cram down" provisions with respect to the Class composed of the holders of the Old Subordinated Debentures. If such a "cram down" is approved by the Bankruptcy Court, holders of the Old Subordinated Debenture Claims would receive no distribution and retain no property instead of the current offer the Company has made to the Class in the Prepackaged Plan. Any such Confirmation would be subject to judicial approval of this solicitation and the Prepackaged Plan, including as required under the "cram down" provisions of the Bankruptcy Code. See "RISK FACTORS--Certain Bankruptcy Considerations--Nonacceptance of the Prepackaged Plan--Confirmation by Cram Down." At the hearing on Confirmation the Company would likely introduce PJSC's liquidation and going concern analyses as evidence in support of the Company's request for Confirmation. Based on the circumstances at such time, including, in particular, the existence of any objections to Confirmation, the Company may introduce additional evidence at the hearing on Confirmation.

Certain Consequences of Non-Acceptance of the Prepackaged Plan

  If the requisite acceptances are not received by the Expiration Date, the Company will be forced to evaluate options then available to it. Options available to the Company could include extending the Solicitation period, seeking non-consensual Confirmation of the Prepackaged Plan on the basis described above or on some other basis, submission of a revised prepackaged plan of reorganization to its creditors and Equity Interest holders, filing for protection under the Bankruptcy Code without a preapproved plan of reorganization or pursuing a non-bankruptcy restructuring.

  In the event a bankruptcy proceeding is commenced without the prior acceptance of the Prepackaged Plan, there is a risk that the Prepackaged Plan may be found not to satisfy the "cram down" standards and would not be confirmed. In this scenario, there may be little, if any, value available for distribution to unsecured creditors of the Company, including holders of the Old Subordinated Debentures. Furthermore, there can be no assurance that the Company would be able to emerge from such a proceeding under the Bankruptcy Code, in which case the Company might be forced into a liquidation proceeding under chapter 7 of the Bankruptcy Code. See "RISK FACTORS--High Leverage and Recent Operating Results; Independent Auditor's Report; and High Leverage" and "--Certain Bankruptcy Considerations--Certain Risks of Nonconfirmation." If, on the other hand, the requisite acceptances are obtained and the Prepackaged Plan is confirmed, the treatment and settlement of Claims provided for in the Prepackaged Plan for each Class of the Company's debt and equity securities will be made to each holder of a Claim or Equity Interest, whether or not they have voted to accept the Prepackaged Plan.

  In addition, the Prepackaged Plan may be confirmed if certain conditions are met even if the Prepackaged Plan is not accepted by each Class of Claims entitled to vote. As described above, the Prepackaged Plan provides for certain alternative treatments in the event requisite approval of the Prepackaged Plan by holders of the Old Subordinated Debentures is not obtained. The Company also reserves the right to modify the terms of the Prepackaged Plan as necessary for the Confirmation of the Prepackaged Plan without acceptance by other Impaired Classes. Such modification could result in a less favorable treatment to holders of the Old Subordinated Debentures than the treatment currently provided in the Prepackaged Plan or a distribution of no property. See "THE PREPACKAGED PLAN--Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims." However, except as described above with respect to a "cram-down" of the Old Subordinated Debentures, the Company may choose not to seek Confirmation of the Prepackaged Plan in the event one or more Classes of Claims do not accept the Prepackaged Plan, but may choose instead to seek an alternative means to restructure the Company, including the options described above.

                         THE OPERATIONAL RESTRUCTURING

  Under the Operational Restructuring, the Company intends to transform itself from an integrated manufacturer and distributor of consumer electronics products into a sales, distribution and technology company. The Operational Restructuring requires that the Company close and dispose of all, or substantially all, of its manufacturing facilities and outsource all, or substantially all, product lines beginning with the 1999 model year.

 Closing Manufacturing Operations and Disposition of Assets

  The Company ceased production at its Melrose Park manufacturing facility in March 1999 and is currently in the process of decommissioning the facility. The Company has entered into two agreements with Philips for the sale of certain manufacturing equipment located at the Company's Melrose Park facility, including some of the equipment previously leased by the Company under the Leveraged Lease (Melrose Park), and the purchase of color picture tubes from Philips. Under the agreements, Philips will provide sales credits against picture tube purchases by the Company over a three-year period in exchange for certain picture tube manufacturing equipment located in the Company's Melrose Park facility. The expected credits range from $17.2 million to $23.9 million, depending upon the amount of picture tubes purchased. The amount of picture tubes to be purchased from Philips depends on the Company's requirements for picture tubes, which depends on customer demand and sales volumes. The Company has no right to use the credits after the expiration or termination of the manufacturing agreement, and may not receive any credits in exchange for the equipment if it breaches or terminates the manufacturing agreement.

  A substantial portion of the equipment purchased by Philips was owned by the owner trust under the Leveraged Lease (Melrose Park), which is controlled by LGE as a result of LGE's payments under its guarantee of the Company's obligations under the Leveraged Leases. The Company purchased such equipment from the owner trust immediately prior to the sale to Philips in exchange for approximately $11.5 million of the credits to be received by the Company from Philips. The Company may purchase the credits for cash from the owner trust. The Company expects to purchase such credits from the owner trust as necessary to acquire picture tubes from Philips.

  The Company's Glenview, Illinois headquarters building was sold to BRI/Glenview I Inc. in October 1998 for $23.3 million. The terms of the sale included a lease agreement under which the Company may continue to be a tenant in the building through December 1999. In May 1999, the Company extended the term of the lease through December 2000. The Company has reduced the amount of space it occupies in the building, as provided in the lease amendment. In February 1999, the Company sold its electron gun operations located in Matamoros, Mexico as an ongoing business to a third party for $4.4 million, less escrowed amounts. The sale also included certain projection television tube manufacturing equipment under the Leveraged Lease (Mexico) on account of which the amount of LGE Leveraged Lease Claims was reduced by the sale proceeds of $0.7 million.

  In April 1999, the Company sold substantially all of the assets located at its Cd. Juarez facility to subsidiaries of Kimball International, Inc. for approximately $23.8 million less escrowed amounts. The Company is now in the process of selling the remaining assets located at the facility. In March, 1999, a portion of the equipment located in Cd. Juarez was sold at auction, resulting in $1.1 million of proceeds. Approximately $0.7 million of the assets sold were assets under the Leveraged Lease (Mexico). Accordingly, $0.7 million was paid to the owner trust of the Leveraged Lease (Mexico) in reduction of the Leveraged Lease Claims.

  The Company is currently marketing other portions of its operations, properties, equipment and inventories for sale as going concerns or as individual asset sales.

 Outsourcing Contracts

  Between October and December 1998, the Company entered into definitive supply agreements or model year purchase orders with vendors relating to significant portions of its 1999 model year requirements. These contracts cover console television sets, small and medium screen direct-view sets and large screen projection television sets as follows:

 Product                                      Suppliers
 -------------------------------------------- ----------------------------------
 small and medium direct-view television sets .   Action Electronics Co., Ltd.
                                              .   Daewoo Electronics Company,
                                                  Ltd.
                                              .   the Reynosa facility (to be
                                                  operated by LGE following the
                                                  Restructuring)
 console television sets                      .   Five Rivers Electronics
                                                  Innovations, LLC (to include
                                                  tubes produced by Philips and
                                                  chassis assembled in the
                                                  Reynosa facility)
 large screen projection television sets      .   Hitachi Home Electronics
                                                  (America), Inc.
                                              .   the Reynosa facility
                                              .   others

  No minimum purchase volume is established under any of the contracts. The Company has entered into supply agreements with Thomson and Philips for color picture tube requirements for the 1999 model year. Each of the color picture tube supply agreements requires that the seller supply a specific percentage of the Company's requirements for medium screen color picture tubes. No definitive agreements concerning the Company's 1999 model year requirements for HDTV products, front-projection televisions, VCRs, TV/VCR combination sets or for some accessories and components have been completed. The Company expects to purchase these products from LGE or an affiliate of LGE or other vendors, in each case under purchase order arrangements.

  The console television manufacturing agreement requires that the assembler manufacture and deliver Zenith-designed console televisions for delivery against firm purchase orders. The color picture tube manufacturing agreements require that the companies supply the majority of Zenith's picture tube requirements for the next three model years for 25 inch and 27 inch television set sizes, with additional requirements to provide 32 inch picture tubes in 2000 and 2001. The projection television agreement provides for the manufacture of high-end, high-featured large screen projection televisions.

  The following is a summary of the status of the Operational Restructuring with respect to each of the Company's Manufacturing facilities:

    Melrose Park, Illinois. The Company's Melrose Park facility previously manufactured small and medium sized screen color picture tubes and CDTs. The Company had previously announced its plans to close its color picture tube manufacturing operations in Melrose Park by the end of 1998 and ceased operations in March 1999. The limited workforce on hand is decommissioning the equipment and the facility. The Company has sold a portion of the equipment housed at Melrose Park to Philips and began shipping that equipment during February 1999. The Company continues to market the remaining equipment. If the Company is unable to dispose of all remaining equipment, the Company expects that the remaining equipment will be scrapped. If the Company is unable to sell the plant and real estate, the Company expects that it will be obligated to undertake "moth balling" activities related to the site, including environmental remediation, and provide some level of ongoing maintenance and security for the facility. Inventory at Melrose Park currently consists primarily of tubes requiring rework, some of which may not be recoverable and which will be scrapped.

    Chihuahua, Chihuahua, Mexico. The Company's NWS division products are produced at its Chihuahua facility, including digital set-top boxes for Americast, Sky Latin America, Sky New Zealand, NetSat and NDS. The Company has discontinued its analog set-top box lines. In all cases, the Company's contracts for these products are non-exclusive and the customer may secure products from multiple sources. The Company is continuing to attempt to sell the NWS business, including the Chihuahua manufacturing operations, as an ongoing business.

    Matamoros, Tamaulipas, Mexico. The Company sold its electron gun operations located in Matamoros, Mexico to a third party in February 1999 for approximately $4.4 million, less escrowed amounts. The sale also included certain projection television tube manufacturing equipment under the Leveraged Lease (Mexico), for which the sale proceeds of $0.7 million were paid to the owner trust of the Leveraged Lease (Mexico), which is controlled by LGE as a result of its settlement of the Company's obligations under the Leveraged Leases. The amount owed by the Company to LGE on account of its settlement of the Leveraged Leases is reduced by the $0.7 million proceeds from the sale of the equipment. The Company expects that the remaining equipment at this facility will be liquidated or scrapped.

    Reynosa, Tamaulipas, Mexico. The Company's Reynosa facility currently manufactures direct view television sets and chassis for console televisions. The Company expects to transfer substantially all of the Reynosa facility to LGE pursuant to the Prepackaged Plan. The Company continues to market several properties at its Reynosa facilities that are not scheduled to be transferred to LGE.

    Cd. Juarez, Chihuahua, Mexico. The Company assembled console televisions and projections televisions at its Cd. Juarez facility, and previously manufactured projection television picture tubes at this facility. The Company ceased operations at the plant in February 1999 and has begun to decommission portions of the plant. The Company is providing some of the equipment used to produce console televisions to the Company's outsource supplier of such products to facilitate manufacture of those products to the Company's specifications. In March 1999, a portion of the equipment located in Juarez was sold at auction, resulting in $1.1 million of proceeds. Of that amount, $0.7 million is allocated to the sale of Leveraged Lease (Mexico) assets and has been paid over to the owner trustee under the Leveraged Lease (Mexico). In April 1999, the Company sold substantially all of the assets located at its Cd. Juarez facility to subsidiaries of Kimball International, Inc. for approximately $23.8 million. The Company is now in the process of selling the remaining assets located at the facility and liquidating the subsidiary in accordance with Mexican laws.

                     MARKET PRICES OF THE OLD COMMON STOCK

  The Old Common Stock was historically listed and traded on the NYSE. On May 21, 1998, the Company announced the terms of the Financial Restructuring. On May 22, 1998, the NYSE suspended trading of the Old Common Stock. The Old Common Stock has traded in the over-the-counter market since that time. The following table sets forth for the periods indicated the high and low trading prices per share of Old Common Stock on the NYSE through May 21, 1998 and in the over-the-counter market since May 22, 1998.

                                                                 High     Low
                                                                ------   ------
      1997
        First Quarter.......................................... 12 1/2      9
        Second Quarter......................................... 13 1/8    9 5/8
        Third Quarter.......................................... 12 15/16  9 3/4
        Fourth Quarter......................................... 10 1/4    5 1/8
      1998
        First Quarter..........................................  7 3/4    5 7/16
        Second Quarter (through May 21, 1998)..................  6 13/16    5/8
        Second Quarter (from May 22, 1998)..................... .71875   .25000
        Third Quarter.......................................... .75000   .26563
        Fourth Quarter......................................... .63000   .25000
      1999
        First Quarter.......................................... .45313   .25000
        Second Quarter (through June 16, 1999)................. .50000   .31000

               MARKET PRICES OF THE OLD SUBORDINATED DEBENTURES

  The Old Subordinated Debentures were historically listed and traded on the NYSE. On May 21, 1998, the Company announced the terms of the Financial Restructuring. On May 22, 1998, the NYSE suspended trading of the Old Subordinated Debentures. The following table sets forth, for the periods indicated, the high and low trading price for the Old Subordinated Debentures on the NYSE Composite Tape.

                                                                    High   Low
                                                                   ------ ------
      1997
        First Quarter............................................. 79 3/4 72 1/2
        Second Quarter............................................ 84 1/4 81 1/2
        Third Quarter............................................. 85     76 1/4
        Fourth Quarter............................................ 74 1/2 49
      1998
        First Quarter............................................. 75     57
        Second Quarter (through May 21, 1998)..................... 71 1/4 20

  On May 21, 1998, the last trading day prior to the suspension of trading of the Old Subordinated Debentures, the closing sales price of the Old Subordinated Debentures on the New York Stock Exchange was 25 3/8. Although the Company believes that there has been trading in the Old Subordinated Debentures from time to time, the Company has not been able to obtain regular market prices for the Old Subordinated Debentures since May 21, 1998.

                    HISTORICAL AND PRO FORMA CAPITALIZATION

  The following table sets forth the consolidated capitalization and cash and cash equivalents of the Company at (i) April 3, 1999 on an historical basis and on a pro forma basis giving effect to the Financial Restructuring as if it had occurred on April 3, 1999 and (ii) July 31, 1999 on a projected basis as if the Financial Restructuring had not occurred and on a pro forma basis giving effect to the Financial Restructuring as if it had occurred on July 31, 1999. During 1999, the Company expects to incur certain charges associated with its Operational Restructuring that are not included herein. The table should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's consolidated financial statements, including the notes thereto, located elsewhere in this Disclosure Statement. See "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

                                   As of April        Projected As of July 31,
                                     3, 1999                    1999
                                ------------------   ---------------------------
                                                        Without        With
                                                       Financial     Financial
                                Actual   Pro Forma   Restructuring Restructuring
                                -------  ---------   ------------- -------------
                                            (Dollars in millions)
Cash..........................  $   5.2   $  20.2(1)    $   --        $   --
                                =======   =======       =======       =======
LGE Extended Payables Claims..  $ 130.1   $   --        $ 140.0       $   --
                                =======   =======       =======       =======
Debt:
  Borrowings under Unsecured
   Bank Loans(2)..............  $  30.0   $  30.0       $   --        $   --
  Amended Citibank Credit
   Facility...................      --        --           73.2           --
  Post-Restructuring bank
   credit facility............      --        1.6           --           74.8
  LGE Leveraged Lease Claims..     89.3       --           76.4           --
  LGE Reimbursement Claims....     72.0       --          102.0           --
  LGE Demand Loan Claims......     30.0       --           45.0           --
  Old Subordinated Debentures
   (at face value)............    103.5       --          103.5           --
  New Debentures (at face
   value).....................      --       50.0           --           50.0
  LGE New Restructured Senior
   Note.......................      --      106.9           --          135.1
                                -------   -------       -------       -------
    Total debt................  $ 324.8   $ 188.5       $ 400.1       $ 259.9
                                =======   =======       =======       =======
Stockholders' equity:
  Old Common Stock, $1.00 par
   value, 150,000,000 shares
   authorized, 67,630,628
   shares issued and
   outstanding(3).............  $  67.6   $   --        $  67.6       $   --
  New Common Stock, $0.01 par
   value, 1,000 shares
   authorized, 1,000 shares
   issued and outstanding(4)..      --        --            --            --
  Additional paid-in capital,
   old........................    506.8     572.7         506.8         572.7
  Additional paid-in capital,
   new........................      --      200.0           --          200.0
  Retained earnings
   (deficit)..................   (962.3)   (909.0)       (994.5)       (938.5)
  Treasury stock, 105,181 Old
   Common Shares, at cost.....     (1.7)      --           (1.7)          --
                                -------   -------       -------       -------
    Total stockholders'
     equity...................  $(389.6)  $(136.3)      $(421.8)      $(165.8)
                                =======   =======       =======       =======

--------

(1) Includes $15.0 million the Company would borrow under the LGE Demand Loan immediately prior to the Financial Restructuring.

(2) Represents the Company's credit obligations with Credit Agricole Indosuez, which were paid in full by LGE on April 20, 1999 following a demand by Credit Agricole Indosuez on LGE under its guarantee, resulting in an increase in LGE Reimbursement Claims.

(3) Excludes 3,020,000 shares of Old Common Stock issuable upon exercise of outstanding stock options as of April 3, 1999, of which 1,746,000 shares are issuable to LGE and 1,274,000 shares are issuable to employees. There will be no such options outstanding on a pro forma basis.

(4) New Common Stock does not show a value due to rounding in millions.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial information of the Company for the five years ended December 31, 1998 and the three-month periods ended April 3, 1999 and March 28, 1998. The selected annual historical consolidated financial information presented below has been derived from and should be read in conjunction with the Consolidated Financial Statements of the Company and its Subsidiaries which were audited by Arthur Andersen LLP, whose report with respect to certain of such financial statements appears elsewhere in this Disclosure Statement. The selected unaudited historical financial information for the three-month periods ended April 3, 1999 and March 28, 1998 has been derived from unaudited consolidated financial statements prepared by the Company, which reflect all adjustments, consisting only of normal recurring adjustments, that, in the opinion of the Company, are necessary for a fair presentation. The following financial information should be read in conjunction with "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Disclosure Statement. See "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

                         Three Months Ended           Years Ended December 31,
                         ------------------- -----------------------------------------------
                            (Unaudited)
                         April 3,  March 28,
                           1999      1998     1998      1997      1996      1995      1994
                         --------  --------- -------  --------  --------  --------  --------
                                   (Dollars in millions, except per share data)
Results of operations:
  Net sales............. $ 150.6    $ 220.7  $ 984.8  $1,173.1  $1,287.9  $1,273.9  $1,469.0
  Pre-tax (loss)........   (25.1)     (37.8)  (272.5)   (300.2)   (177.8)    (98.5)    (14.8)
  Net (loss)............   (25.1)     (37.8)  (275.5)   (299.4)   (178.0)    (90.8)    (14.5)
Financial Position:
  Total assets.......... $ 290.5    $ 499.7  $ 350.0  $  527.7  $  765.3  $  700.7  $  662.4
  Long term debt........    92.0      127.0     97.8     132.8     152.7     168.8     182.0
  Stockholders' equity
   (deficit)............  (389.6)    (126.8)  (364.5)    (89.0)    162.0     317.5     237.1
Per share of basic and
 diluted common stock:
  Net income (loss)..... $ (0.37)   $ (0.55) $ (4.08) $  (4.49) $  (2.73) $  (1.85) $  (0.35)
  Book value (deficit)..   (5.77)     (1.89)   (5.40)    (1.33)     2.44      5.00      5.19
Other Financial Data:
  Ratio of losses to
   fixed charges (1)....     --         --       --        --        --        --        --

--------
(1) The Company's deficiency of earnings to cover fixed charges for the three months ended April 3, 1999 and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 was $25.1 million, $272.5 million, $300.2 million, $177.8 million, $98.5 million and $14.8 million, respectively.

                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The unaudited pro forma condensed consolidated balance sheet as of April 3, 1999 set forth below has been prepared as if the Financial Restructuring had been completed as of April 3, 1999. The unaudited pro forma statements of consolidated operations for the year ended December 31, 1998 and the three months ended April 3, 1999 set forth below have been prepared as if the Financial Restructuring had been completed as of January 1, 1998. Pro forma adjustments solely reflect the pro forma effects of the Financial Restructuring. During the final three quarters of 1999, the Company expects to incur certain charges associated with its Operational Restructuring that are not included herein. The Business Plan Projections included in this Disclosure Statement include the projected financial statement impact of the Company's Financial and Operational Restructuring and should be read in conjunction with this pro forma financial information. Upon Consummation of the Financial Restructuring, the Company's consolidated financial statements will continue to be accounted for on a historical basis. "Fresh start" reporting has not been applied in the pro forma statements, since upon Consummation of the Financial Restructuring, no change in control will occur as defined by the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The pro forma financial information should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Disclosure Statement. The pro forma financial data does not purport to represent the Company's actual financial condition or results of operations had the Prepackaged Plan actually been completed on the date indicated, nor does it project the Company's financial position or results of operations for any future dates of periods.

  The purpose of the Financial Restructuring is to reduce the Company's debt service obligations, to facilitate future borrowing to fund liquidity needs and to permit it to complete the Operational Restructuring. The Prepackaged Plan will benefit the Company and reduce its overall debt and other obligations by approximately $285 million by exchanging (i) $200 million of debt and other liabilities owed to LGE for the New Common Stock; (ii) the Old Subordinated Debentures in an aggregate principal amount of $103.5 million plus accrued interest thereon for New Debentures in an aggregate principal amount of $50 million; and (iii) approximately $32.4 million of indebtedness to LGE for the Reynosa Assets, which have an appraised value equal to such amount. Such appraisals should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report.

  As a consequence of the Financial Restructuring, the Old Common Stock will be cancelled and the holders of the Old Common Stock (including LGE) will receive no distributions and retain no property in respect of their holdings of Old Common Stock under the Prepackaged Plan.

                         ZENITH ELECTRONICS CORPORATION

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                             (Dollars in millions)

                                           April 3, 1999
                             ---------------------------------------------------
                             Historical Pro Forma Adjustments          Pro Forma
                             ---------- ---------------------          ---------
ASSETS
Current assets:
  Cash.....................   $   5.2          $  15.0 (a)              $  20.2
  Receivables, net.........      85.4              --                      85.4
  Inventories..............      73.9              --                      73.9
  Other....................      26.7             (1.1)(b)                 25.6
                              -------          -------                  -------
    Total current assets...     191.2             13.9                    205.1
  Property, plant and
   equipment, net..........      48.1            (26.6)(c)(d)              21.5
  Receivable from related
   party...................      13.8            (13.8)(d)(g)               --
  Property held for
   disposal................      27.0              --                      27.0
  Other....................      10.4             (0.7)(b)                  9.7
                              -------          -------                  -------
    Total assets...........   $ 290.5          $ (27.2)                 $ 263.3
                              =======          =======                  =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt..........   $  30.0          $   1.6 (l)              $  31.6
  Short-term debt with
   related party...........     191.3           (191.3)(a)(e)(f)(g)         --
  Current portion of long-
   term debt...............      11.5            (11.5)(h)                  --
  Accounts payable.........      51.9              --                      51.9
  Accounts payable to
   related party...........     130.8           (130.1)(i)                  0.7
  Income taxes payable.....       4.2              --                       4.2
  Other accrued expenses...     153.0             (3.2)(h)                149.8
                              -------          -------                  -------
    Total current
     liabilities...........     572.7           (334.5)                   238.2
Long-term debt.............      92.0            (42.0)(h)                 50.0
Long-term debt with related
 party.....................       --             106.9 (c)(e)(f)(g)(j)    106.9
Other long term
 liabilities...............      15.4            (10.9)(j)                  4.5
Stockholders' equity:
  Preferred stock..........       --               --                       --
  Old Common Stock.........      67.6            (67.6)(k)                  --
  New Common Stock.........       --               --  (e)(f)(i)(j)         --
  Old additional paid-in
   capital.................     506.8             65.9 (k)                572.7
  New additional paid-in
   capital.................       --             200.0 (e)(f)(i)(j)       200.0
  Retained earnings
   (deficit)...............    (962.3)            53.3 (b)(h)(l)         (909.0)
  Old treasury stock.......      (1.7)             1.7 (k)                  --
                              -------          -------                  -------
  Total stockholders'
   equity..................    (389.6)           253.3                   (136.3)
                              -------          -------                  -------
    Total liabilities and
     stockholders' equity..   $ 290.5          $ (27.2)                 $ 263.3
                              =======          =======                  =======

                     Notes to the Pro Forma Balance Sheet

(a) The Company receives $15.0 million of additional borrowings under the LGE Demand Note. The cash is required to fund operating losses through the remainder of 1999.

   Dr. Cash........................................................  $15.0
   Cr.   Short-term debt with related party........................        $15.0

(b) Other current and non-current assets will be reduced as a result of writing off deferred charges (bank, attorney and guarantee fees) related to the Old Subordinated Debentures and the LGE Extended Payables Claims. These items will be written off as the corresponding agreements will no longer be in place.

                                                                Non-
                                                       Current current  Total
                                                       Portion Portion Writeoff
                                                       ------- ------- --------
   Old Subordinated Debentures deferred charges.......  $ 0.1   $0.7     $0.8
   LGE Extended Payables Claims deferred charges......    1.0    0.0      1.0
                                                        -----   ----     ----
                                                        $ 1.1   $0.7     $1.8
                                                        =====   ====     ====

   Dr. Restructuring expense.......................................  $ 1.8
   Cr.   Other current assets......................................        $ 1.1
   Cr.   Other non-current assets..................................          0.7

(c) The Reynosa Assets, having an appraised fair value of $32.4 million will be transferred to LGE. Such appraisals should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report. This will reduce the amount of the LGE Claims that are converted into the LGE New Restructured Senior Note.

   Dr. Long-term debt with related party............................  32.4
   Cr.   Property, plant and equipment..............................       $32.4

(d) When LGE made payments of $90.1 million under the Leveraged Leases pursuant to certain guarantees, LGE became the sole beneficiary of the owner trusts, which continued to own the equipment under the Leveraged Leases. Pursuant to the Restructuring Agreement, any equipment under the Leveraged Leases that is not sold by the Consummation of the Prepackaged Plan (other than certain equipment located in Reynosa) will be transferred to the Company. It is estimated that such equipment will have an appraised fair value of $5.8 million.

   Dr. Property, plant and equipment.................................  $5.8
   Cr.   Receivable from related party...............................       $5.8

(e) The LGE Demand Loan Claims, which will total $45.0 million, will be settled partially through the issuance of New Common Stock ($18.3 million) and partially by the LGE New Restructured Senior Note ($26.7 million). The Financial Restructuring will result in the issuance of a total of 1,000 shares of New Common Stock, par value of $0.01 per share, which amount is not shown on the Pro Forma balance sheet because amounts are presented rounded to the nearest million.

   Dr. Short-term debt with related party..........................  $45.0
   Cr.   New Common Stock..........................................        $ --
   Cr.   New additional paid-in capital............................         18.3
   Cr.   Long-term debt with related party.........................         26.7

(f) The LGE Reimbursement Claims ($72.0 million) will be settled partially through the issuance of New Common Stock ($50.0 million) and partially by the LGE New Restructured Senior Note ($22.0 million).

   Dr. Short-term debt with related party...........................  $72.0
   Cr.   New common stock...........................................        $--
   Cr.   New additional paid-in capital.............................        50.0
   Cr.   Long-term debt with related party..........................        22.0

(g) The Leveraged Lease Claims ($89.3 million) will be settled partially by the LGE New Restructured Senior Note ($81.3 million) and partially by LGE retaining title to certain equipment related to the Leveraged Leases that has an appraised fair value of approximately $8.0 million.

   Dr. Short-term debt with related party........................  $ 89.3
   Cr.   Long-term debt with related party.......................         $ 81.3
   Cr.   Receivable from related party...........................            8.0

(h) The Old Subordinated Debentures will be retired and as a result, current portion of long-term debt ($11.5 million) and long-term debt ($92.0 million) will be reduced. The New Debentures ($50.0 million) will be recorded at face value. The retirement of the Old Subordinated Debentures will give rise to an extraordinary gain of $56.7 million.

   Dr. Current portion of long-term debt.........................  $ 11.5
   Dr. Long-term debt............................................    92.0
   Dr. Accrued interest on Old Subordinated Debentures...........     3.2
   Cr.   Long-term debt..........................................         $ 50.0
   Cr.   Extraordinary gain......................................           56.7

(i) The LGE Extended Payable Claims ($130.1 million) will be settled through the issuance of New Common Stock.

   Dr. Accounts payable to related party.........................  $130.1
   Cr.   New Common Stock........................................         $  --
   Cr.   New additional paid-in capital..........................          130.1

(j) The LGE Technical Services Claims ($9.3 million) and the LGE Guarantee Fee
    Claims ($1.6 million) will be settled partially through the issuance of New Common Stock ($1.6 million) and partially by the LGE New Restructured
    Senior Note ($9.3 million).

   Dr. Other long-term liabilities...............................  $ 10.9
   Cr.   New Common Stock........................................         $  --
   Cr.   New additional paid-in capital..........................            1.6
   Cr.   Long-term debt with related party.......................            9.3

(k) As part of the Financial Restructuring, the Old Common Stock ($67.6 million) and the old treasury stock ($1.7 million) will be cancelled and the net amount ($65.9 million) is transferred to old additional paid-in capital.

   Dr. Old Common Stock..........................................  $ 67.6
   Cr.   Old additional paid-in capital..........................         $ 65.9
   Cr.   Old treasury stock......................................            1.7

(l) The Company will pay certain fees to financial advisors upon filing of the Prepackaged Chapter 11 Case.

   Dr. Restructuring expense.....................................    $1.6
   Cr.   Short-term debt.........................................           $1.6

                        ZENITH ELECTRONICS CORPORATION

                PRO FORMA STATEMENTS OF CONSOLIDATED OPERATIONS
                                  (Unaudited)
                (Dollars in millions, except per share amounts)

                            Three Months Ended April
                                     3, 1999                Year Ended December 31 , 1998
                          --------------------------------  ----------------------------------
                                        Pro Forma    Pro                   Pro Forma     Pro
                          Historical   Adjustments  Forma   Historical    Adjustments   Forma
                          ----------   -----------  ------  ----------    -----------  -------
Net sales...............    $150.6        $ --      $150.6   $ 984.8         $ --      $ 984.8
                            ------        -----     ------   -------         -----     -------
Cost, expenses and
 other:
  Cost of products
   sold.................     134.7          --       134.7     905.5          (5.9)(a)   899.6
  Selling, general and
   administrative.......      25.9          --        25.9     126.6           --        126.6
  Engineering and
   research.............       8.0          --         8.0      39.1           --         39.1
  Other operating
   income, net..........      (7.7)         --        (7.7)    (43.0)          --        (43.0)
  Restructuring
   charges..............       3.3 (b)      --         3.3     202.3 (c)       --        202.3
                            ------        -----     ------   -------         -----     -------
Operating loss..........     (13.6)         --       (13.6)   (245.7)         (5.9)     (239.8)
Gain (loss) on asset
 sales, net.............      (0.3)         --        (0.3)     16.6           --         16.6
Interest expense........      (2.2)         1.2 (d)   (1.0)    (14.6)          4.1 (d)   (10.5)
Interest expense-related
 party..................      (9.2)         5.8 (d)   (3.4)    (29.7)         16.1 (d)   (13.6)
Interest income.........       0.2          --         0.2       0.9           --          0.9
                            ------        -----     ------   -------         -----     -------
Loss before income
 taxes..................     (25.1)         7.0      (18.1)   (272.5)         26.1      (246.4)
Income tax..............       --           --         --        3.0           --          3.0
                            ------        -----     ------   -------         -----     -------
Net loss................    $(25.1)       $ 7.0     $(18.1)  $(275.5)        $26.1     $(249.4)
                            ======        =====     ======   =======         =====     =======
Net loss per basic and
 diluted common share...    $(0.37)       $0.10     $(0.27)  $ (4.08)        $0.39     $ (3.69)
                            ======        =====     ======   =======         =====     =======

--------
(a) Decrease in cost of products sold reflects the elimination of lease expense related to the cancelled Leveraged Leases.
(b) Represents $3.3 million of cost associated with work performed by outside consulting and law firms to support the development of the Restructuring and the Prepackaged Plan. Excluding these restructuring charges, pro forma net loss for the three months ended April 3, 1999 would have been $14.8 million.
(c) Represents costs incurred as a direct result of the Company's efforts to achieve an operational restructuring including costs related to (i) a $68.8 million loss on the termination of the Company's Leveraged Leases,
    (ii) $36.6 million of deferred charges (bank, attorney and guarantee fees) that were written off, (iii) accelerated amortization of the remaining deferred gain ($9.1 million) related to the 1997 sale of the assets into the Leveraged Leases, (iv) $47.2 million for the impairment of property, plant and equipment primarily related to the Company's commitment in 1998 to dispose of its manufacturing facilities, (v) $24.8 million for severance and other employee costs resulting from the implementation of the Operational Restructuring, (vi) $18.8 million for plant closure and business exit costs, (vii) $11.5 million of professional fees (associated with work performed by outside consultants to support the development of the Operational and Financial Restructuring and the Prepackaged Plan) and financing charges (relative to amending the Citicorp credit agreement),
    (viii) $3.2 million of inventory writedowns and (ix) $0.5 million of other costs. Excluding these restructuring charges, pro forma net loss for the year ended December 31, 1998 would have been $47.1 million.

(d) Net reduction of interest expense as a result of the Financial Restructuring has been estimated as follows:

                                                       Three Months Year Ended
                                                       Ended 4/3/99  12/31/98
                                                       ------------ ----------
   Interest expense on the new debt:
     LGE New Restructured Senior Note, at LIBOR
      (adjusted quarterly) + 6.5%, (estimated herein
      as 12%) (principal--$113.5 million).............    $ 3.4       $ 13.6
     New Debentures (principal--$50.0 million at face
      value)..........................................      1.0          4.1
   Reversal of actual interest expense:
     Old Subordinated Debentures......................     (1.7)        (6.5)
     A portion ($30.0 million) of the Unsecured Bank
      Loans...........................................     (0.5)        (1.7)
     LGE Extended Payables............................     (3.1)       (15.1)
     Amortization of LGE Guarantee Fee Claims related
      to various financing activities.................     (0.4)        (5.1)
     LGE Leveraged Lease payable......................     (2.4)        (4.0)
     LGE Reimbursement Claims.........................     (2.0)        (3.3)
     LGE Demand Loan Claims...........................     (1.3)        (2.2)
                                                          -----       ------
   Net reduction in interest..........................    $(7.0)      $(20.2)
                                                          =====       ======

Note: The following items are non-recurring and as such are not presented in the Pro Forma Statements of Consolidated Operations. Footnote references relate to the Notes to the Pro Forma Balance Sheet.

      $(0.8)   Old Subordinated Debentures deferred charges written off. See footnote (b).
       (1.0)   LGE Extended Payables Claims deferred charges written off. See footnote (b).
       56.7    Extraordinary gain on retirement of the Old Subordinated Debentures. See footnote (h).
       (1.6)   Fees paid upon filing under Chapter 11. See footnote (l).
      ------
      $53.3
      ======

                           BUSINESS PLAN PROJECTIONS

  In connection with the planning and development of the Prepackaged Plan, the Business Plan Projections were prepared by the Company in April 1999 to present the anticipated impact of the Prepackaged Plan and the Operational Restructuring. The Business Plan Projections assume that the Prepackaged Plan will be implemented in accordance with its terms. Because the projections are based on forecasts of key economic variables, including without limitation estimated domestic market television sales, the introduction of digital television products, and the Company's ability to complete the Operational Restructuring as planned, the estimates and assumptions underlying the Business Plan Projections are inherently uncertain. Though considered reasonable by the Company as of the date hereof, the Business Plan Projections are subject to significant business, economic and competitive uncertainties. Accordingly, such projections, estimates and assumptions are not necessarily indicative of current values or future performance, which may be significantly less favorable or more favorable than as set forth.

  The Business Plan Projections are only an estimate of future results of operations, and actual results may vary considerably from the Business Plan Projections. In addition, the uncertainties which are inherent in the Business Plan Projections increase for later years in the projection period, due to the increased difficulty associated with forecasting levels of economic activity and corporate performance at more distant points in the future. Consequently, the projected information included herein should not be regarded as a representation by the Company, the Company's advisors or any other person that the projected results will be achieved. The projections were not prepared with a view towards public disclosure or compliance with Generally Accepted Accounting Principles, the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections or forecasts. Arthur Andersen LLP, the Company's independent auditors, have neither examined nor compiled the Business Plan Projections, and consequently do not express an opinion or any other form of assurance with respect thereto.

  From time to time the Company has evaluated its operations, performance and productivity, including the implementation of the Operational Restructuring, to assess and compare the Company's actual experience to the Company's projections. Moreover, the Company monitors markets, consumer sentiment, technological developments, political and legislative affairs and other economic and non-economic criteria, both domestically and internationally, to help the Company evaluate current and anticipated changes in the demand for the Company's products and the impact, if any, on the Restructuring. As a consequence of these undertakings by the Company, as well as other factors, including those beyond the control of the Company, the Company, from time to time, has made revisions to its Business Plan Projections. The Company disclaims any obligation to further update or otherwise revise the Business Plan Projections to reflect circumstances existing after the date thereof or to reflect the occurrence of unanticipated events.

  The projections should be read together with the other information contained herein under the headings "The Restructuring," "Selected Financial Information," "Pro Forma Financial Information," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and related notes included elsewhere in the Disclosure Statement.

  Certain statements in this Disclosure Statement are forward-looking statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Forward-looking statements include, among others, statements regarding the ability of the Company to successfully complete the Restructuring and the Business Plan Projections and the projected or assumed future operations and financial results of the Company. Factors that may cause actual results of the Company to differ from future results expressed or implied by forward-looking statements include, among others, the following: general economic and business conditions, both in the United States and other countries in which the Company sells its products and from which the Company obtains supplies; the effect of competition in the markets served by the

Company; the risks described under the caption "RISK FACTORS"; the ability of the Company to obtain Confirmation of the Prepackaged Plan; and the ability of the Company to successfully implement the Restructuring and the Business Plan Projections. The Company claims the protection of the disclosure liability safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

  HOLDERS OF IMPAIRED CLAIMS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE BUSINESS PLAN PROJECTIONS IN DETERMINING WHETHER TO VOTE TO ACCEPT OR REJECT THE PREPACKAGED PLAN. PLEASE REVIEW THE SECTION TITLED "RISK FACTORS" IN ORDER TO GAIN MORE DETAIL ON THE POTENTIAL FACTORS WHICH COULD AFFECT THE COMPANY'S ABILITY TO ACHIEVE THE PERFORMANCE INDICATED IN THE PROJECTIONS.

  On April 20, 1999 LGE paid $30.0 million to Credit Agricole Indosuez following a demand under LGE's guarantee of the Company's $30.0 million credit obligations to Credit Agricole Indosuez. As a result of LGE's payment, the amount of LGE's Reimbursement Claims increased by $30.0 million. The Company believes that this will have the effect of increasing its projected interest expense. The Business Plan Projections do not give effect to the Credit Agricole Indosuez payment, however, because it occurred after they were prepared. The Company does not believe the increase in projected interest expense would have a material impact on the Business Plan Projections.

                         ZENITH ELECTRONICS CORPORATION

                       PROJECTED STATEMENT OF OPERATIONS
                                  (Unaudited)
                             (Dollars in Millions)

                                                   For the year ended December 31,
                         --------------------------------------------------------------------------------------
                                  Projected      Projected    Projected
                         Actual   Unadjusted   Reorganization Adjusted  Projected Projected Projected Projected
                          1998       1999       Adjustments     1999      2000      2001      2002      2003
                         -------  ----------   -------------- --------- --------- --------- --------- ---------
Sales................... $ 984.8   $ 969.5         $ --        $969.5    $889.3    $935.1    $987.6   $1,018.3
Cost of products sold...   905.5     862.3           --         862.3     806.4     832.2     880.7      903.0
                         -------   -------         -----       ------    ------    ------    ------   --------
Gross Margin............    79.3     107.2           --         107.2      82.9     102.9     106.9      115.3
Gross Margin %..........     8.1%     11.1%          --          11.1%      9.3%     11.0%     10.8%      11.3%
Selling, general and
 administrative.........   126.6     129.2(a)        --         129.2     103.9     103.4     102.9      102.4
Engineering and
 research...............    39.1      32.6           --          32.6      12.0      11.4      10.8       10.3
Restructuring
 expense (b)............   165.7      13.0           --          13.0       --        --        --         --
Other operating expense
 (income), net (c)......   (43.0)    (38.8)          --         (38.8)    (34.8)    (43.6)    (53.5)     (52.2)
                         -------   -------         -----       ------    ------    ------    ------   --------
Operating income
 (loss).................  (209.1)    (28.8)          --         (28.8)      1.8      31.7      46.7       54.8
Gain (loss) on asset
 sales..................    16.6      11.0           --          11.0       --        --        --         --
Finance guarantee fee
 charge (d).............   (36.6)      --           (1.8)        (1.8)      --        --        --         --
Interest expense, net...   (43.4)    (43.8)          --         (43.8)    (29.3)    (31.2)    (31.7)     (30.0)
                         -------   -------         -----       ------    ------    ------    ------   --------
Income (loss) before
 reorganization items...  (272.5)    (61.6)         (1.8)       (63.4)    (27.5)      0.5      15.0       24.8
Reorganization
 items (e)..............     --        --           10.4         10.4       --        --        --         --
Taxes on income.........     3.0       --            --           --        --        --        --         --
                         -------   -------         -----       ------    ------    ------    ------   --------
Net earnings (loss)
 before extraordinary
 items..................  (275.5)    (61.6)        (12.2)       (73.8)    (27.5)      0.5      15.0       24.8
Extraordinary gain on
 debt retirement (f) ...     --        --           59.0         59.0       --        --        --         --
                         -------   -------         -----       ------    ------    ------    ------   --------
Net earnings (loss)..... $(275.5)  $ (61.6)        $46.8       $(14.8)   $(27.5)   $  0.5    $ 15.0   $   24.8
                         =======   =======         =====       ======    ======    ======    ======   ========
Memo:
 Operating income
  (loss)................ $(209.1)  $ (28.9)        $ --        $(28.9)   $  1.8    $ 31.7    $ 46.7   $   54.8
 Restructuring
  expense (b)...........   165.7      13.0           --          13.0       --        --        --         --
 Depreciation and
  amortization..........    31.2       7.0           --           7.0       4.7       4.8       4.8        4.8
                         -------   -------         -----       ------    ------    ------    ------   --------
EBITDA (g).............. $ (12.2)  $  (8.9)        $ --        $ (8.9)   $  6.5    $ 36.5    $ 51.5   $   59.6
                         =======   =======         =====       ======    ======    ======    ======   ========

                         ZENITH ELECTRONICS CORPORATION

                            PROJECTED BALANCE SHEETS
                                  (Unaudited)
                             (Dollars In Millions)

                                                         As of December 31,
                         ----------------------------------------------------------------------------------------
                                     Projected    Projected     Projected
                         Actual      Unadjusted Reorganization  Adjusted  Projected Projected Projected Projected
                          1998          1999     Adjustments      1999      2000      2001      2002      2003
                         -------     ---------- --------------  --------- --------- --------- --------- ---------
ASSETS:
Cash.................... $   --       $   --       $   --        $   --    $   --    $   --    $   --    $   --
Accounts receivable.....   135.5        134.8          --          134.8     134.5     137.5     137.4     141.4
Inventory...............    84.2         62.4          --           62.4      59.7      61.6      65.2      66.9
Other current assets....    10.8         10.6         (1.8)(h)       8.8       8.8       8.8       8.8       8.8
                         -------      -------      -------       -------   -------   -------   -------   -------
Total current assets....   230.5        207.8         (1.8)        206.0     203.0     207.9     211.4     217.1
Plant, property and
 equipment, net.........   110.1         65.8        (32.4)(i)      33.4      33.7      33.9      34.1      34.3
Plant, property and
 equipment,
 environmental reserve..   (16.9)(j)      --           --            --        --        --        --        --
Other assets............     5.0          6.2          --            6.2       6.1       6.1       6.1       6.1
Other receivable (k)....    21.3         12.3         (8.0)          4.3       --        --        --        --
                         -------      -------      -------       -------   -------   -------   -------   -------
Total assets............ $ 350.0      $ 292.1      $ (42.2)      $ 249.9   $ 242.8   $ 247.9   $ 251.6   $ 257.5
                         =======      =======      =======       =======   =======   =======   =======   =======
LIABILITIES AND DEFICIT:
Short-term debt......... $ 245.7      $ 309.6      $(195.2)      $ 114.4   $ 122.7   $ 125.1   $ 109.0   $  88.1
Accounts payable........    48.6         58.8          --           58.8      76.9      80.1      84.9      86.9
Accrued liabilities.....   140.7         94.4         (5.4)(l)      89.0      82.4      70.9      70.9      70.9
Restructuring...........    31.3          0.7          6.4 (m)       7.1       --        --        --        --
Long-term debt..........    97.8        101.6         57.3         158.9     167.6     178.0     178.0     178.0
Other liabilities.......    14.8         13.1        (12.1)(n)       1.0       --        --        --        --
LGE Extended Payables
 Claims.................   135.6        140.0       (140.0)          --        --        --        --        --
                         -------      -------      -------       -------   -------   -------   -------   -------
Total liabilities.......   714.5        718.2       (289.0)        429.2     449.6     454.1     442.8     423.9
Stockholders' Equity....  (364.5)      (426.1)       246.8 (o)    (179.3)   (206.8)   (206.2)   (191.2)   (166.4)
                         -------      -------      -------       -------   -------   -------   -------   -------
Total liabilities and
 stockholders' equity... $ 350.0      $ 292.1      $ (42.2)      $ 249.9   $ 242.8   $ 247.9   $ 251.6   $ 257.5
                         =======      =======      =======       =======   =======   =======   =======   =======

                         ZENITH ELECTRONICS CORPORATION

                       PROJECTED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                             (Dollars in Millions)

                                                      As of December 31,
                          ----------------------------------------------------------------------------
                          Projected    Projected     Projected
                          Unadjusted Reorganization  Adjusted  Projected Projected Projected Projected
                             1999     Adjustments      1999      2000      2001      2002      2003
                          ---------- --------------  --------- --------- --------- --------- ---------
EBITDA..................    $ (8.9)     $   --        $  (8.9)  $  6.5    $ 36.5    $ 51.5    $ 59.6
Working capital changes:
 Accounts receivable....       0.7          --            0.7      0.3      (3.0)      0.1      (4.0)
 Inventory..............      21.8          --           21.8      2.7      (1.9)     (3.6)     (1.7)
 Accounts payable.......      10.7          --           10.7     18.1       3.2       4.8       2.0
 Accrued liabilities....     (46.3)         --          (46.3)    (6.6)    (11.5)      --        --
 Others, net............      (2.7)       (12.1)(n)     (14.8)    (0.9)      --        --        --
                            ------      -------       -------   ------    ------    ------    ------
Cash flow from
 operations before
 restructuring charges..     (24.7)       (12.1)        (36.8)    20.1      23.3      52.8      55.9
Restructuring payments..     (60.5)        (4.0)        (64.5)    (7.1)      --        --        --
Other receivable, asset
 interests..............      13.2          8.0 (i)      21.2      4.3       --        --        --
Capital expenditures....     (16.0)        (8.0)(i)     (24.0)    (5.0)     (5.0)     (5.0)     (5.0)
Proceeds from asset
 sales, net.............      60.2         40.4 (i)     100.6      --        --        --        --
                            ------      -------       -------   ------    ------    ------    ------
Free cash flow from
 operations.............     (27.8)        24.3          (3.5)    12.3      18.3      47.8      50.9
Long-term borrowing.....       3.8        110.9         114.7      8.7      10.4       --        --
LGE Extended Payables
 Claims, net............       3.9       (140.0)       (136.1)     --        --        --        --
Interest................     (43.8)         --          (43.8)   (29.3)    (31.2)    (31.7)    (30.0)
Debt To Equity
 Conversion.............       --         200.0 (o)     200.0      --        --        --        --
                            ------      -------       -------   ------    ------    ------    ------
Short-term debt
 service/(borrowing)....    $(63.9)     $ 195.2       $ 131.3   $ (8.3)   $ (2.5)   $ 16.1    $ 20.9
                            ======      =======       =======   ======    ======    ======    ======

                         ZENITH ELECTRONICS CORPORATION

                            PROJECTED DEBT STRUCTURE
                                  (Unaudited)
                             (Dollars in Millions)

                                                          As of December 31,
                          -----------------------------------------------------------------------------------
                                 Projected     Projected    Projected
                          Actual Unadjusted  Reorganization Adjusted  Projected Projected Projected Projected
                           1998     1999      Adjustments     1999      2000      2001      2002      2003
                          ------ ----------  -------------- --------- --------- --------- --------- ---------
Short-term debt:
Secured Tranche A
 (working capital) (p)..  $ 17.8   $ 65.1       $   4.0      $ 69.1    $ 92.7    $ 95.1    $ 79.0    $ 58.1
Bank Lender Claims......    30.0     30.0           --         30.0      30.0      30.0      30.0      30.0
LGE Reimbursement
 Claims.................    72.0     72.0         (72.0)        --        --        --        --        --
LGE Leveraged Lease
 Claims.................    90.1     76.4         (76.4)        --        --        --        --        --
LGE Demand Loan Claims..    30.0     45.0         (45.0)        --        --        --        --        --
LGE New Credit Support..     --      15.3(q)        --         15.3       --        --        --        --
                          ------   ------       -------      ------    ------    ------    ------    ------
                           239.9    303.8        (189.4)      114.4     122.7     125.1     109.0      88.1
Current portion of Long-
 term debt:
Old Subordinated
 Debentures.............     5.8      5.8          (5.8)        --        --        --        --        --
                          ------   ------       -------      ------    ------    ------    ------    ------
Total Short-term debt...  $245.7   $309.6       $(195.2)     $114.4    $122.7    $125.1    $109.0    $ 88.1
                          ======   ======       =======      ======    ======    ======    ======    ======
Long-term debt:
Old Subordinated
 Debentures.............    97.8     97.8         (97.8)        --        --        --        --        --
New Debentures..........     --       --           50.0        50.0      50.0      50.0      50.0      50.0
LGE New Restructured
 Senior Note............     --       3.8(r)      105.1(s)    108.9     117.6     128.0     128.0     128.0
                          ------   ------       -------      ------    ------    ------    ------    ------
Total Long-term debt....    97.8    101.6          57.3       158.9     167.6     178.0     178.0     178.0
                          ======   ======       =======      ======    ======    ======    ======    ======
Total debt..............  $343.5   $411.2       $(137.9)     $273.3    $290.3    $303.1    $287.0    $266.1
                          ======   ======       =======      ======    ======    ======    ======    ======
LGE Extended Payables
 Claims.................  $135.6   $140.0       $(140.0)     $  --     $  --     $  --     $  --     $  --

                        ZENITH ELECTRONICS CORPORATION

                  NOTES TO THE PROJECTED FINANCIAL STATEMENTS
                             (Dollars in Millions)

  For presentation purposes, it is assumed that the Company files a chapter 11 proceeding in May 1999 and emerges from the chapter 11 proceeding in July 1999, thus completing the Financial Restructuring of the Company. All costs presented in the restructuring columns of the statements are assumed to take place during the Reorganization Period. However not all of the costs presented in that column relate directly to the Financial Restructuring, rather some costs relate to the Operational Restructuring which coincides with the timing of the Financial Restructuring.
(a) Selling, general and administrative expenses in 1999 include retention plan payments of $2.0 million for corporate employees.
(b) Restructuring expenses are detailed as follows:

                                                                   1998   1999
                                                                  ------  -----
      Loss of termination of Leveraged Lease(i).................. $ 68.8  $ --
      Accelerated amortization of deferred gain(i)...............   (9.1)   --
      Impairment of property, plant and equipment(ii)............   47.2    --
      Severance and other employee costs(iii)....................   24.8    7.4
      Plant closure and business exit costs(iii).................   18.8    1.0
      Professional fees(iv)......................................   11.5    4.6
      Inventory writedowns.......................................    3.2    --
      Other......................................................    0.5    --
                                                                  ------  -----
        Total restructuring charges.............................. $165.7  $13.0
                                                                  ======  =====

    (i) The loss on the termination of the Leveraged Lease is measured as the difference between the liability to LGE of $90.1 million, based upon its payment in performance of its guarantee of the Leveraged Leases, and the Other Receivable. The Other Receivable is stated at the appraised value of the assets to be received by the Company during the Reorganization Period. Simultaneous with the recognition of the loss, a lease-related gain of $9.1 million is recognized. This amount is the acceleration of the balance of a deferred gain on the 1997 sale of fixed assets into the Leveraged Leases. Historically, the gain was being amortized to income over the life of the lease.
    (ii) The estimated impairment of $47.2 million, on property, plant, and equipment that occurred at the end of 1998 related to the execution of the Operational Restructuring. It is measured as the difference between the book value of assets and the estimated (by appraisal) fair value in an orderly liquidation including environmental obligations.
    (iii) Various costs incurred to implement the Operational Restructuring including staff reductions, facility closures, and product line eliminations.
    (iv) Professional fees for advisors and consultants to assist in formulating and implementing the Prepackaged Plan.
  These costs are classified as Restructuring Costs because they are not incurred during the Reorganization Period as defined above.
(c) Other operating expense (income) includes royalty income from domestic VSB, tuner patent/other sources and miscellaneous items in amounts per year as follows:

                                                             Royalty
                                                             Income      Other
                                                           -----------  Income/
                                                            VSB  Other (Expense)
                                                           ----- ----- ---------
      1998................................................ $ --  $38.5   $ 4.5
      1999................................................   2.2  31.1     5.5
      2000................................................   6.1  30.2    (1.5)
      2001................................................  14.3  30.8    (1.5)
      2002................................................  26.6  28.4    (1.5)
      2003................................................  35.5  18.2    (1.5)

  Royalty amounts represent estimated gross revenues. Accordingly, the foregoing does not include any adjustment for costs or reductions relating to development, marketing and legal costs, which costs are included elsewhere in components of the Statement of Operations.
(d) Finance guarantee fees represent the accelerated write-off of unamortized deferred charges (bank, attorney, and LGE guarantee fees) associated with financing agreements terminated in the third quarter of 1998, during the Reorganization Period and banking and financing fees related to the Company's continuing efforts to secure financing commitments in 1998. These are primarily non-cash amortization expenses.
(e) Reorganization items of $10.4 million are detailed as:

     Reorganization Costs (i):
      Severance coincident with Prepackaged Plan.........................  $ 6.4
      Professional fees coincident with Prepackaged Plan.................    1.6
      Professional fees during Reorganization Period.....................    2.4
                                                                           -----
     Total Reorganization expenses.......................................  $10.4
                                                                           =====

    (i) Estimated Reorganization expenses related to executing the Prepackaged Plan and Business Plan Projections. The timing and amount of these charges could vary significantly from the estimates presented depending upon the actual implementation of the Business Plan Projections and the timing of the bankruptcy proceedings.
(f) Extraordinary gain represents the gain realized on the retirement of the Old Subordinated Debentures at a discount from face value:

      Old Subordinated Debentures before restructuring (Current
       portion)........................................................ $ 5.8
      Old Subordinated Debentures before restructuring (Long Term portion)........................................................  97.8
      Accrued interest on Old Subordinated Debentures (to July 31,
       1999)...........................................................   5.4
      less: New Debentures (at face value)............................. (50.0)
                                                                        -----
        Gain........................................................... $59.0
                                                                        =====

(g) EBITDA represents operating income (loss) including royalties, before interest expense, income taxes, depreciation and amortization, and restructuring expenses. EBITDA is not intended to represent cash flow from operations or net income as defined by generally accepted accounting principles and should not be considered as a measure of liquidity or an alternative to, or more meaningful than operating income or operating cash flow as an indicator of the Company's operating performance. EBITDA is included herein because management believes that certain investors find it a useful tool for measuring a company's ability to service its debt.
(h) Other Current Assets decrease represents the write-off of the Short-term portion of unamortized LGE guarantee fees on the LGE Extended Payables Claims. It is assumed that the unamortized LGE guarantee fees will be expensed at the time of the recapitalization of the Company and the termination of the financing arrangements to which these costs relate. These are non-cash amortization expenses.
(i) Property, Plant, and Equipment decreases are due to transferring a portion of the Company's Reynosa Assets to LGE (as beneficiaries of the owner trust) at an independently appraised value, receiving the Leveraged Lease assets from LGE and a charge for an impairment of the assets. The property, plant and equipment being transferred to LGE as the Reynosa Assets consist of the three main buildings housing manufacturing operations in the Company's Reynosa facility, the real property associated with those buildings, and a significant portion of the manufacturing and assembly equipment currently housed within those buildings. The real estate and buildings have an appraised value of $17.9 million and the equipment has an appraised value of $14.5 million. Such appraisals should be read in their entirety and state an opinion of value as of the date of report and are subject to assumptions and limiting conditions stated in each report. The asset impairment charge occurs during the Reorganization Period because the timing and estimated valuations used to estimate the charge are contingent upon the implementation of the Prepackaged Plan.

      Certain Reynosa Assets transferred to LGE........................  $(32.4)
      Other Receivable, from LGE, acquired at termination of Leveraged
       Lease...........................................................     8.0
      Reynosa Leveraged Lease assets retained by LG....................    (8.0)
                                                                         ------
       Total...........................................................  $(32.4)
                                                                         ======

(j) Property, plant and equipment Environmental Reserves are from the additional asset impairment charge attributable to estimated environmental obligations associated with manufacturing facilities still held by the Company. After the disposal of the facilities, as the Company will retain the liability for remediation, the Reserve is reclassified to the Restructuring Accrual (see footnote (b)(ii) for further information).
(k) Other Receivable, created at the third quarter termination of the Leveraged Lease, represents the Company's rights, under the Restructuring Agreements. The asset is stated at the appraised value. Through the first seven months of 1999 the asset is reduced as the assets underlying the receivable are sold by the Company or LGE. All proceeds from the sales of the Leveraged Lease assets are paid to LGE in return for retirement of debt related to the LGE Leveraged Lease Claims. At the Consummation of the Prepackaged Plan, LGE will retain the Reynosa Leveraged Lease assets and the Company's obligations to LGE related to the LGE Leveraged Lease Claims will be reduced.
(l) Interest accrued but not paid on Old Subordinated Debentures, as a result the unpaid interest results in forgiveness of debt gain (see note (f)).
(m) The Restructuring liability represents the accrued cash portion of estimated Reorganization expenses referred to above in Note (e)(i), less payments that were made in conjunction with executing the Prepackaged Plan.

      Estimated cash reorganization charges...........................   $10.4
      Estimated cash payments made coincident with the Prepackaged
       Plan...........................................................    (4.0)
                                                                         -----
       Total..........................................................   $ 6.4
                                                                         =====

(n) Other Liabilities changes reflect the following:

      LGE Technical Services Claims....................................  $(10.5)
      LGE Guarantee Fee Claims.........................................    (1.6)
                                                                         ------
       Total...........................................................  $(12.1)
                                                                         ======

(o) The change in equity is due to the conversion of debt to equity and the income statement related changes that arose out of executing the Prepackaged Plan.

      Conversion of debt to equity
       LGE Extended Payables Claims.................................... $140.0
       LGE Demand Loan Claims..........................................    8.4
       LGE Guarantee Fee Claims........................................    1.6
       LGE Reimbursement Claims........................................   50.0
                                                                        ------
      Total debt converted............................................. $200.0
      Income statements effects (of Reorganization Adjustments)
       Accelerated write-off of unamortized deferred charges (see footnote (d)).................................................. $ (1.8)
       Reorganization items (see footnote (e)).........................  (10.4)
       Extraordinary gain on debt retirement (see footnote (f))........   59.0
                                                                        ------
      Total of income statement effects................................ $ 46.8
                                                                        ------
         Total......................................................... $246.8
                                                                        ======

(p) Assumes that the Company is able to refinance its current Amended Citibank Credit Facility with new facilities substantially as set forth in the DIP Facility and the Citicorp Exit Facility. The projections of borrowing availability are based on the terms described in the Commitment.
(q) Prior to the execution of the Prepackaged Plan, the LGE New Credit Support is not available to the Company. The $15.3 million represents borrowing the Company will make after emerging from Chapter 11.
(r) Represents the interest which will accrue but not be paid on the LGE New Restructured Senior Note after the Company emerges from Chapter 11 for August through December 1999.
(s) The LGE New Restructured Senior Note of $105.1 million represents the Company's obligations under the following LGE Claims:

      LGE Leveraged Lease Claims...................................... $ 76.4
      Less: Leveraged Lease equipment retained by LGE (at appraised
       value).........................................................   (8.0)
      Less: Reynosa Assets transferred by the Company to LGE (at appraised value--see note (i)).................................  (32.4)
      LGE Demand Loan Claims..........................................   36.6
      LGE Technical Services Claims...................................   10.5
      LGE Reimbursement Claims........................................   22.0
                                                                       ------
                                                                       $105.1
                                                                       ======

Assumptions Underlying the Business Plan Projections

  The Business Plan Projections assume that the Company would operate as an integrated manufacturer and distributor of consumer electronics products until
(a) the changeover to the new 1999 model year (approximately April 1st) for certain products and (b) the completion of the Prepackaged Plan for products manufactured at Reynosa. Beginning with the new model year, the Company will source certain products (small screen televisions, projection TVs, VCRs, DVDs, and accessories) from third party manufacturers. Additionally, at the Confirmation of the Pre-Packaged Plan the Company will transfer the Reynosa Assets to LGE in return for retirement of debt. In 2000 and for all years beyond, the Company intends to operate as a sales, distribution and technology company and outsource all or substantially all of its product lines. The Business Plan Projections assume that the Company will obtain the balance of most 1999 model year requirements and some portion of its future outsourcing requirements from the Reynosa Assets following Confirmation and the transfer of the Reynosa Assets to LGE.

  The Business Plan Projections also include certain assumptions concerning the outsourcing initiatives of the Company under the Operational Restructuring. The Business Plan Projections assume that the Company will be successful in locating sources for all or substantially all of its intended product lines at prices and with resulting margins to the Company as reflected in the Business Plan Projections.

  The Business Plan Projections include projected income, expenses and cash requirements of the Company's consumer electronics core businesses for all periods covered by the Business Plan Projections. The Business Plan Projections do not include income, expenses or cash requirements of NWS after 1999, as the plan assumes that all or a portion of those business lines will be sold at 1999 year end. The Company has not yet been able to locate a buyer for NWS but is continuing to seek a buyer for all or a portion of the NWS business. The Business Plan Projections assume that the Chihuahua manufacturing facility for NWS is sold mid-year to a contract manufacturer who will source product back to the company for the remainder of 1999. The projections further assume the sale of the remainder of the NWS business for book value at the end of 1999. There can be no assurance that the Company will be able to locate an investor in or to sell NWS within the time period or for the price contemplated in the Operational Restructuring or that Americast or News Corporation or their successors will consent to any such transaction. Additionally, there can be no assurance that the Company will continue as a major supplier to Americast or News Corporation or their affiliates. The Business Plan Projections incorporate the proceeds of the sale of manufacturing facilities and also include certain expenses associated with such sales, including environmental clean-up costs, employee severance and relocation expenses and brokerage fees associated with the sale of assets or operating businesses. The Business Plan Projections contemplate that the Company will outsource all or substantially all products during the first quarter of 1999, with the exception of Reynosa which will be transferred to LGE at Confirmation of the Prepackaged Plan, and that all manufacturing facilities will be transferred or sold to third parties by the end of 1999. Equipment leases are expected to be terminated and certain charges associated with those terminations will be made against the Company's capital structure.

 Financing Assumptions

  The Business Plan incorporates the terms of the DIP Facility and the Citicorp Exit Facility contained in the Commitment and assume per annum interest rates of 10.0% on borrowings under both facilities. The Company assumes that each of these financings will provide sufficient letter of credit capacity to meet expected needs for an outsourced product line. The Business Plan Projections also assume that the terms, including interest rates and maturity dates, of the LGE New Credit Support, the LGE New Restructured Senior Note and the New Debentures will be as described herein.

 Working Capital Assumptions

  The Business Plan Projections assume certain inventory, accounts payable and accounts receivable balances applicable to a typical sales and distribution company, which are different from the historical performance of the Company.

  The Business Plan Projections assume accounts receivable days outstanding will be reduced from approximately 50 to 40 from 1998 through 2003 (adjusted for seasonality); inventory turns will increase from approximately 5 to 12 per year from 1998 through 2003; and the accounts payable days outstanding will be approximately 33.5 for the period of the Business Plan Projections (adjusted for seasonality). The Company believes that such improvement in working capital measures will be required for the Company to be successful in achieving the Business Plan Projections. Increased inventory turns should be obtained as the Company only carries finished goods inventory after the transfer of the Reynosa Assets to LGE for the 1999 model year and beyond.

 Property, Plant and Equipment Assumptions

  Because the Company will exit manufacturing and dispose of many capital assets, capital expenditures and depreciation are assumed to decrease after 1998. Capital expenditures are assumed to be approximately $16.0 million in 1999 and decrease to $5 million per year from 2000 through 2003 while depreciation decreases from $31.2 million in 1998 to approximately $4.8 million in 2003. The Company assumes that it will require significantly less capital expenditures than in prior years due to its planned exit from manufacturing. The reduced capital expenditure budget is expected to be enough to support a distribution and technology organization.

 Revenue Assumptions

  The Business Plan Projections assume that the consumer electronics industry for the term covered by the Business Plan Projections will be relatively stable in terms of capacity and demand. The Business Plan Projections do not take into account any possible economic downturn or other economic factors that would significantly diminish total capacity or demand from current levels. Historically, consumer electronics prices have declined, on average, from 2% to 5% per year. Higher end, larger screen products have historically exhibited erosion at lower rates or levels than small screen sizes. Price erosion has accelerated in the higher end products in recent years. The Business Plan Projections also anticipate the Company will be able to upgrade its brand, so that the Company will experience price erosion at rates less than historical industry standards for analog televisions, with accelerated price erosion in digital products as those products become more widely produced and available.

  The Business Plan Projections for 1999 incorporate the product plan and expected sales and margins for the current model year and include actual contracted prices in certain cases. The Business Plan Projections for 2000 reflect the detailed product plans that have been developed by the Company for that year. The projections take into consideration certain product lines and product features of the 1998 and 1999 model years and currently available products and features not included in the Company's 1998 or 1999 product lines which the Company intends to add to its lines in the future. For Business Plan Projections in the years of 2001 and following, the Company has relied on industry forecasts compiled by the Electronics Industry Association concerning demand for screen size, features and products, and for overall market demand during those periods. The Business Plan Projections for those years assume that the Company's market share will remain constant with the Company's historical market share, except that the Business Plan Projections contemplate that the Company will focus its efforts in larger screen sizes and in digital products. The Business Plan Projections assume that the Company will be able to achieve at least a 4% to 7% share of the digital product market in the later years of the projections. This digital market share would be lower than the Company's current or projected market share in non-digital products.

 Cost of Goods Assumptions

  The Business Plan Projections assume that the Company will be able to secure outsourced products in all or substantially all of its product lines and that those products will be purchased by the Company at certain price ranges which were derived from the Company's standard cost structure for 1998 and certain industry differentials currently known to exist relating to picture tube prices. The Business Plan Projections also assume certain profit margins will be obtainable by the Company over its costs of goods. The Business Plan Projections assume that the Company will be able to obtain annual cost improvements from sourced products from materials and manufacturing savings that reflect historical cost improvements in the industry. The Company has assumed that, with the exception of its Melrose Park operations, its historical costs and cost improvements have been representative of overall industry trends. The Company believes that improvements in the business can be obtained through annual material cost savings and design-to-cost savings. As a result of applying the cost of goods assumptions listed above, the Company projects the following gross margins:

                                               1998 1999  2000 2001  2002  2003
                                               ---- ----- ---- ----- ----- -----
      Gross Margin............................ 8.1% 11.1% 9.3% 11.0% 10.8% 11.3%

 Other Cost Assumptions and General and Administrative Costs

  In general, costs relating to overhead, general and administrative expenses and other costs not directly related to the costs of goods have been developed in the Business Plan Projections based on the detailed 1999 operating budget prepared by the Company. This budget is based on operational plans and programs for advertising, product management, digital business initiatives, engineering and technology initiatives and general overhead support. The Company has developed a structure which it believes reflects what an industry leader in consumer electronics would require in terms of head count, facilities, capital expenditures and tooling, assuming a distribution and technology operation without manufacturing. The Business Plan Projections reflect overhead, general and administrative and other costs in accordance with the model developed.

 Tax Assumptions

  It is assumed that New Zenith will be able to utilize NOLs thus shielding income from federal taxation for the projection period. As a result no federal income tax liability is presented. In addition, no state or foreign income tax liability is presented. The Company may or may not have enough state and foreign tax NOLs available to shelter state and foreign income taxes.

 Assumptions Concerning VSB

  The assumptions relating to domestic (i.e., United States) VSB market absorption, royalty income levels and royalty rate suggestions incorporated into the Business Plan Projections were developed by the Company with the assistance of PJSC and Forrester, technology professionals retained by the Company. The Business Plan Projections reflect domestic cash flows expected from the incorporation of VSB technologies into televisions, VCRs, DVDs, converter boxes, personal computers, satellite boxes, cable boxes and add-in cards for personal computers.

  Aggregate potential non-domestic (i.e., non-United States) revenues from licensing activity and royalties relating to VSB technologies are not included in the Business Plan Projections. These revenues were excluded because the Company and Gartner/Dataquest, technology professionals retained by the Company, believe such revenues to be highly speculative. The unreliability of potential non-domestic VSB revenues is due to the substantial difficulty in assessing and quantifying the risks and variables identified by Gartner/Dataquest in analyzing potential non-domestic VSB revenues, which risks and variables are far more extensive and material than the risks and variables presented by the Company's domestic VSB revenue projections. These risks and variables include:

  . international economic conditions, both market-by-market and global;

  . standards adoption processes and the interaction between de facto and government decreed standards (for countries that have yet to adopt a standard);

  . influence of infrastructural elements;

  . lack of historical information for the potential market;

  . market drivers and consumer adoption;

  . political and economic influences as among potential market countries;

  . sources of transmission content;

  . lack of patent protection in some countries;

  . technical considerations;

  . broadcaster plans; and

  . consumer electronics equipment manufacturer plans.

Accordingly, the Company believes that non-domestic market assumptions and revenue projections with respect to VSB technology are unreliable for business planning purposes.

  The Business Plan Projections also include certain assumptions relating to royalty-free cross licenses and other similar agreements with regard to the Company's intellectual property, particularly its patents.

  For additional information regarding the qualifications, selection of, and procedures used by Forrester and Gartner/Dataquest, see "SPECIAL FACTORS-- Liquidation and Going Concern Analyses."

  The Company's assumptions regarding the absorption of digital products by consumer markets are based in part on information provided by Forrester and Gartner/Dataquest. The relevant markets are moving rapidly and Forrester and Gartner/Dataquest may periodically update their views and predictions accordingly. Since the Business Plan Projections were prepared, Forrester has revised its views regarding the timing of HDTV rollout and the likelihood that the cable television industry will adopt VSB technology. These revisions would result in slightly lower estimates for VSB cash flows, although the Company does not believe that the differences are material in the context of the Prepackaged Plan. There can be no assurance, however, that Forrester or Gartner/Dataquest will not revise its predictions in a way that could materially affect the Business Plan Projections.

 Assumptions Concerning Asset Disposition

  As part of its preparation for the Restructuring, the Company retained certain nationally recognized professionals who inspected the Company's plants, land, equipment and inventories and provided appraisals concerning the value of these assets under circumstances approximating those contemplated in the Operational Restructuring.

  The Company and a potential lender engaged the Valuation and Advisory Service of Cushman & Wakefield of Illinois, Inc. and Cushman & Wakefield of Arizona, Inc. to prepare appraisals concerning the Company's real estate assets in the United States and Mexico. These Cushman & Wakefield Companies are part of a network of Cushman & Wakefield affiliates which are nationally recognized real estate advisors and providers of appraisal services and have recognized expertise in evaluating the current market for office, manufacturing and warehouse space. The appraisals prepared for the Company were performed in accordance with the Uniform Standards of Professional Appraisal Practices of the Appraisal Foundation and in accordance with instructions from the Company's potential lenders. In preparing its appraisals, the appraisers considered regional and neighborhood analysis for each property location, the current market for similar types of property, real estate taxes and assessments and zoning. The appraisers provided appraised values of each property or facility including both fair market value and "quick sale estimates." Such appraisals should be read in their entirety and state an opinion of value as of the date of the report and are subject to assumptions and limiting conditions stated in each report. As compensation for its services, the Cushman & Wakefield Companies received approximately $80,000 for their initial appraisals of the Company's real estate assets, and approximately $15,000 relating to additional work performed subsequent to the delivery of their initial appraisals through April 30, 1999.

  The Company engaged Greenwich to provide appraisals of the Company's machinery and equipment. Greenwich is a nationally recognized appraiser, a member of the American Society of Appraisers, and has experience in the area of evaluating assets in plant closings, liquidations, and insurance appraisals. Greenwich conducted on site inspections of the Company's facilities in the United States and Mexico, examined the

Company's capital assets records and conducted offsite review, research and analysis of the assets, including review of comparable sales of similar pieces of equipment. In arriving at its conclusions as to the value of the Company's machinery and equipment, Greenwich Industrial Services considered workflow of the products produced, capability constraints, safety issues, quality controls, maintenance of the equipment, industry trends, location of the facilities, current technology and overall working conditions and environment. Greenwich Industrial Services provided a range of appraised values: fair market value in-place, fair market value, and forced liquidation value. As compensation for its services, Greenwich Industrial Services received fees totaling approximately $102,800 through April 30, 1999. Through April 30, 1999, Greenwich has also received approximately $50,500 in auction fees associated with the sale of Company assets pursuant to an agreement entered into by the Company and Greenwich in February 1999, under which Greenwich agreed to conduct auctions and assist the Company in liquidating certain assets located at the Company's manufacturing facilities. Under the agreement, Greenwich is entitled to fees based on a percentage of the amount recovered by the Company from the auctions, plus expenses.

  The Company selected Bermudez-Binswanger, the Mexican affiliate of Chesterton Blumenauer Binswanger as its real estate advisor and broker in Mexico for the disposition of its Mexican properties after soliciting recommendations from other U.S. companies with Mexican real estate interests and after interviewing a number of real estate brokers and advisors who specialize or have experience with maquila manufacturing operations. Bermudez-Binswanger is an internationally recognized real estate firm with technical knowledge and market experience in the Mexican real estate market in general and the maquila real estate areas in particular. Through the association with Chesterton Blumenauer Binswanger, the Mexican brokerage firm has access to offices and potential buyers in 50 countries. Bermudez-Binswanger had previously been retained by the Company in a prior year for the successful sale of a Mexican manufacturing property. Bermudez-Binswanger was not specifically compensated for its summary and value estimate concerning the Company's Mexican real estate, but may be entitled to a commission on the sale of the Company's Mexican properties in accordance with the terms of its brokerage agreement with the Company.

  The Company selected Insignia/ESG as its real estate advisor and broker for the disposition of its U.S. properties after soliciting recommendations from other companies and after interviewing a number of real estate brokers and advisors who specialize or have experience with office, manufacturing, and warehousing facilities. Insignia/ESG is a nationally recognized real estate firm with market experience in the U.S. real estate market in general and Illinois and Texas real estate in particular. Insignia/ESG was not specifically compensated for its summary and value estimate concerning the Company's U.S. real estate, but has earned and may earn additional commissions on the sale of the Company's U.S. properties in accordance with the terms of its brokerage agreement with the Company. Insignia/ESG has been engaged as the Company's broker for purposes of leasing a new headquarters site. The Company has also engaged Insignia/ESG as an advisor on real estate matters relating to this disposal of certain manufacturing Subsidiaries of the Company, for which it receives a fee. As compensation for its brokerage services through April 30, 1999, Insignia/ESG received $466,000. Additionally, Insignia/ESG received $40,000 through April 30, 1999 for advisory services associated with the Company's disposition of real estate assets and Subsidiaries.

  Based on the appraisals described above, the Business Plan Projections include proceeds, net of selling costs, from the sale of assets equal to $60.2 million in 1999. The Business Plan Projections also assume that cash realized from the sale of assets will be used to repay credit facilities then outstanding, as required by the anticipated terms of those facilities.

  In its assumptions concerning environmental costs associated with the disposition of its manufacturing facilities and other real estate, the Company retained environmental professionals to evaluate historical site use and to estimate clean-up costs and reserves likely to be associated with such disposition.

 Assumptions Concerning Certain Other Areas of the Company's Business

  The Business Plan Projections assume that the Company's relative share of the total consumer electronics market will not vary significantly from its present market share during the term of the Business Plan Projections.

As a result, the Business Plan Projections also assume that the Company's service business will not grow significantly during the terms of the Business Plan Projections. The Business Plan Projections do assume that the Company will be able to expand its current parts and accessories business significantly. Historically, this segment of the Company's business has been underutilized. The Business Plan Projections assume that the Company will continue to achieve above-average margins (when compared to its television lines) in its parts and accessories businesses.

History of the Business Plan Projections

  In connection with the planning and development of the Prepackaged Plan, the Company prepared projections to present the anticipated impact of its restructuring. The first set of projections was prepared in April 1998. The projections were updated in June 1998, November 1998 and April 1999. The following table summarizes the aggregate projected gross margin, operating expenses (excluding restructuring), other operating income, interest expense, and gain on asset sales during the projection period from the Company's four sets of projections. The April 1998 Projections covered the period from 1998 through 2002, while the other projections covered the period from 1998 through 2003.

                                          Aggregate Over Projection Period
                                          -----------------------------------
                                           April    June    November   April
                                           1998     1998      1998     1999
                                          -------  -------  --------  -------
                                                   (in millions)
Projected gross margin................... $ 394.7  $ 488.4  $ 547.5   $ 594.5
Projected operating expenses (excluding
 restructuring)..........................  (564.6)  (691.6)  (743.3)   (784.6)
Projected other operating income.........   166.8    291.6    256.4     265.9
                                          -------  -------  -------   -------
  Projected operating (loss) income......    (3.1)    88.4     60.6      75.8
Projected interest expense...............  (203.1)  (160.2)  (170.6)   (209.4)
Projected gain on asset sales............   119.1     54.7     22.5      27.6
                                          -------  -------  -------   -------
  Projected (loss) income before
   restructuring items...................   (87.1)   (17.1)   (87.5)   (106.0)
Restructuring items......................  (243.6)  (201.4)  (185.1)   (168.5)
Income taxes.............................     --       --       --       (3.0)
                                          -------  -------  -------   -------
Net (loss) earnings...................... $(330.7) $(218.5) $(272.6)  $(277.5)
                                          =======  =======  =======   =======

 The April 1998 Projections

  In April 1998, as part of its planning for the Operational Restructuring, the Company prepared a set of projections (the "April 1998 Projections") to present a hypothetical picture of what Zenith might look like operating under an outsourcing business model. Because the Company had not then decided on the scope of any financial restructuring, the April 1998 Projections did not reflect any financial restructuring.

  The April 1998 Projections included forecasts of income, expenses, and cash requirements of the Company's consumer electronics core business for 1998 to 2002. Projections of 1998 performance were derived from the Company's 1998 budget, which was still being developed at that time, and projections for 1999-2002 were based on industry and management forecasts.

  The April 1998 Projections assumed that NWS would be sold by the end of 1998, and therefore did not include forecasts of income, expenses, or cash requirements for NWS after 1998. The April 1998 Projections also assumed that the Company's Glenview headquarters and certain Reynosa assets would be sold at the end of 1998, and that the Company would outsource all or substantially all products and exit manufacturing during the first quarter of 1999. The April 1998 Projections included assumed proceeds from the planned asset sales based on appraisals performed by Greenwich Industrial Services, Insignia ESG, and Bermudez-Binswanger.

  Revenue estimates for the April 1998 Projections were derived from the Company's 1998 product plan and estimated product plans for 1999 and 2000, including certain product lines and product features that were not available in 1998 but that the Company expected to add. For the years 2001 and 2002, the Company relied on industry forecasts compiled by the Electronics Industry Association concerning demand for screen size, features and products, and for overall market demand during those periods. The April 1998 Projections assumed that the Company's market share would be generally consistent with its historical market share, with some increases in market share in higher-end products, and that prices for its products would decline slightly less than market averages as the Company focused on higher end product and markets.

  Projected royalty and other income was based on royalties historically earned by the Company and projections of VSB royalties for domestic sales only, which were projected with the assistance of PJSC and Forrester, and included VSB royalties for VCRs, DVDs, converter boxes, satellite boxes, cable boxes and televisions.

  Because the Company was contemplating changing to an outsourcing model, the Company was required to develop assumptions for the costs of sourced product for 1999 through 2002. The Company's assumptions regarding costs for products were derived from its historical cost structure and its experience in the industry. The April 1998 Projections also assumed that the Company would be able to achieve certain cost reductions in sourced products consistent with historical cost improvements in the industry.

  The overhead structure included in the April 1998 Projections was based on the Company's estimates of requirements of head count, facilities, capital expenditures and tooling for a sales, distribution and technology company.

  The April 1998 Projections included assumptions regarding the Company's levels of inventory, accounts receivable, and accounts payable that differed from the Company's historical levels as a manufacturing company, but which the Company believed were consistent with levels for sales and distribution companies and were therefore appropriate as a result of the Operational Restructuring. Specifically, the April 1998 Projections assumed that:

  . accounts receivable days outstanding were reduced from approximately 50 to 40 days for 1998 through 2002;

  . inventory turns were increased from approximately 5 to 12 per year for 1998 through 2002; and

  . accounts payable days outstanding were reduced to 35 days in 1998 and 30 days for 1999 through 2002.

 The June 1998 Projections

  In June 1998, the Company prepared revised projections (the "June 1998 Projections") to give effect to the terms of the proposed financial restructuring that had been negotiated with LGE and to give effect to additional information the Company had obtained regarding a number of assumptions that had been made in the April 1998 Projections. The June 1998 Projections also reflected a reduction in estimated sale proceeds for the Company's NWS business based on the Company's inability to sell or find an investor for the NWS business during that time.

  The June 1998 Projections also included actual results for the first quarter of 1998. The assumptions underlying the June 1998 Projections were revised to reflect better estimates and more accurate information developed as the Company obtained more information about the Operational Restructuring. The June Projections also included the addition of projections for the year 2003, which were prepared in order to show five years post-restructuring. The significant changes from the April 1998 Projections to the June 1998 Projections are summarized below.

  The June 1998 Projections showed $93.7 million more aggregate projected gross margins than shown in the April 1998 Projections. The increase was primarily due to the inclusion of projections for 2003, which contributed $108.4 million of projected gross margin, and a $39.8 million reduction in projected costs of merchandising programs for commercial and international sales. The increases in projected margin were partially offset by a $40.3 million increase in projected production costs to reflect updated information, a $14.9 million increase in projected freight on international sales as a result of refined estimates, and a $4.5 million increase in projected costs related to a delay in the projected shutdown of the Cd. Juarez facility.

  The June 1998 Projections showed $127.0 million more in aggregate projected operating expenses (excluding restructuring), than shown in the April 1998 Projections. The increase was primarily due to the inclusion of projections for 2003, which contributed $110.9 million of projected operating expenses, a $13.2 million increase in projected sales commissions, an $18.7 million increase in projected expenses relating to the inclusion of short- and long-term incentive compensation programs as part of the proposed restructuring plan, a $4.1 million reduction in projected savings from staff reductions, and a $8.4 million increase in projected field and administrative sales expenses. These increases in projected expenses were partially offset by a $27.4 million decrease in projected advertising expenses.

  The June 1998 Projections showed $124.8 million more in aggregate projected other operating income than shown in the April 1998 Projections. The increase was primarily due to the inclusion of projections for 2003, which contributed $78.8 million of projected other operating income, a $31.2 million increase in projected VSB royalties derived from inclusion of projected VSB royalties for personal computers, a $14.0 million decrease from the reduction of projected amortization of financing fee charges, and an increase of $4.8 million in projected other royalties and licenses, offset by a $4.0 million decrease in projected tuner royalties.

  The June 1998 Projections showed $42.9 million less in aggregate projected interest expense than shown in the April 1998 Projections. The decrease was primarily due to projected debt retirement or conversion into equity in connection with the financial restructuring, which was not included in the April 1998 Projections. The inclusion of a financial restructuring also resulted in a $63.6 million projected gain on debt forgiveness, offset by a $34.0 million projected acceleration of guarantee and finance fee amortization and the inclusion of projections for 2003, which contributed $19.7 million of projected interest expenses.

  The June 1998 Projections showed $64.4 million less in aggregate projected gains on sale of assets than shown in the April 1998 Projections. The decrease was primarily due to changes in estimated sale proceeds resulting from updated market value information.

  The June 1998 Projections showed $55.0 million more in aggregate projected cash flows than shown in the April 1998 Projections. The increase was primarily due to a $119.9 million decrease in projected cash interest and restructuring expenses due to the inclusion of a financial restructuring, the inclusion of projections for 2003, which contributed $48.0 million of projected cash flow, partially offset by a $12.4 million increase in projected working capital requirements and a $97.2 million decrease in projected proceeds from asset sales.

 The November 1998 Projections

  In November 1998, the Company prepared a further set of projections (the "November 1998 Projections") to incorporate a number of developments in the implementation of the Operational Restructuring and availability of additional information. The November 1998 Projections included actual financial results for the first three quarters of 1998, and revised projections for results in 1999 based on the Company's 1999 budget, which had not yet been prepared in June 1998.

  The significant changes from the June 1998 Projections to the November 1998 Projections are summarized below.

  The November 1998 Projections showed $59.0 million more aggregate projected gross margins than shown in the June 1998 Projections. The increase was primarily due to a $15.3 million increase in projected revenues from the accessories business, a $6.0 million projected savings on freight in connection with a new distribution center, and a $16.8 million decrease in projected product costs based on contracts entered into for outsourced products and $20.9 million increase based on the difference between the actual results for nine months of 1998 as compared to the projections included in the June Projections.

  The November 1998 Projections showed $51.7 million more in aggregate projected operating expenses (excluding restructuring), than shown in the June 1998 Projections. The increase was primarily due to a projected delay in certain staff reductions, together with increases in projected overhead expenses to support development of digital products, product and program management, inventory planning and the difference between the actual results for nine months of 1998 as compared to the projections included in the June Projections.

  The November 1998 Projections showed $35.2 million less in aggregate projected other operating income than shown in the June 1998 Projections. The decrease was primarily due to a $91.4 million decrease in projected VSB royalties derived from Forrester's revised estimates of VSB usage in personal computers, partially offset by a $21.6 million increase in projected other royalties and licensing fees, the inclusion of $7.3 million of projected incentive payments received under a contract with Americast, and a $27.5 million decrease in projected amortization of financing fees.

  The November 1998 Projections showed $10.4 million more in aggregate projected interest expense than shown in the June 1998 Projections. The increase was due to an increase in projected debt levels related to decreased projected asset sale proceeds and decreased projected VSB royalties.

  The November 1998 Projections showed $32.2 million less in aggregate projected gains on sale of assets than shown in the June 1998 Projections. The decrease was primarily due to decreases in projected sale proceeds resulting from updated market value information and the Company's experience in attempting to market certain assets.

  The November 1998 Projections showed $96.1 million less in aggregate projected cash flows than shown in the June 1998 Projections. The decrease was primarily due to a $34.1 million decrease in projected EBITDA due to decreases in projected royalty income and increases in projected operating expenses. The decrease in projected cash flows was also due to a $21.0 million increase in projected working capital requirements, a $16.6 million increase in projected debt service, a $11.4 million increase in cash interest expense and a $9.2 million increase in cash restructuring payments.

 The April 1999 Projections

  In April 1999, the Company prepared a further set of projections (the "April 1999 Projections") to incorporate:

  . the terms of the agreement entered into on March 31, 1999 by the Company, LGE and the Debenture Committee regarding the treatment of the Old Subordinated Debentures under the Prepackaged Plan,

  . the terms of the DIP and post-restructuring financing described in the Commitment entered into on March 31, 1999,

  . the Company's actual 1998 results, and

  . the Company's 1999 operating budget.

  The April 1999 Projections also reflect a change in the projected date and manner of the sale of the NWS business. The November 1998 Projections assumed that the NWS business would be sold to a single buyer at the end of 1998. The April 1999 Projections assume that the NWS business will be sold in steps, to be completed by the end of 1999.

  The April 1999 Projections also give effect to the terms of the Company's agreements with Philips for the Company's sale of certain Melrose Park assets and purchase of picture tubes. Because the assets sold to Philips included assets owned by the Company and those owned by the lessor under the Leveraged Lease (Melrose

Park), the Company will receive only a portion of the sale proceeds. The sale proceeds are payable in purchase credits for picture tubes to be purchased during the term of the three-year sourcing agreement between the Company and Philips.

  In addition, the April 1999 Projections reflect a change in the projected Consummation date of the Prepackaged Plan from December 1998 to July 1999. The delay in Confirmation requires the Company to operate the Reynosa manufacturing operations until July 1999, and results in the Company incurring additional professional fees related to the development and implementation of the Prepackaged Plan. The delay in completion of the restructuring also causes the Company to incur greater interest expenses as a result of the delay in the conversion of approximately $200 million of LGE debt into equity, the delay in the transfer of the Reynosa Assets to LGE for retirement of debt and the exchange of $50 million of New Debentures for $103.5 million of Old Subordinated Debentures.

  The significant changes from the November1998 Projections to the April 1999 Projections are summarized below.

  The April 1999 Projections showed $47.0 million more aggregate projected gross margins than shown in the November 1998 Projections. $33.2 million of the increase was primarily attributable to an extension of the projected completion of the Operational Restructuring, which results in the Company retaining certain manufacturing assets longer than projected in November 1998 and the resulting exclusion of overhead from gross margin, as compared to an outsourcing cost structure. The April 1999 Projections also included a $6.7 million increase due to projected rebates and purchase credits in connection with projected purchases by the Company in excess of the minimum provided in the Philips contract and $7.1 million from the difference between the actual results for all of 1998 as compared to the projections included in the November Projections.

  The April 1999 Projections showed $41.3 million more in aggregate projected operating expenses (excluding restructuring), than shown in the November 1998 Projections. The increase was primarily due to a $28.7 million increase in projected expenses attributable to an extension of the projected completion of the Operational Restructuring, together with a $22.2 million increase in support expenses for digital products, program and product management, licensing fees and year 2000 compliance expenses, partially offset by $9.6 million from the difference between the actual results for all of 1998 as compared to the projections included in the November Projections.

  The April 1999 Projections showed $9.5 million more in aggregate projected other operating income than shown in the November 1998 Projections. The increase was primarily due to the difference between the actual results for all of 1998 as compared to the projections included in the November Projections.

  The April 1999 Projections showed $38.8 million more in aggregate projected interest expense than shown in the November 1998 Projections. The increase was primarily due to an extension of the projected completion of the Restructuring.

  The April 1999 Projections showed $4.6 million less in aggregate projected gain on debt forgiveness than shown in the November 1998 Projections to reflect the terms of the Lock-Up Agreement. The April 1999 Projections also showed $21.2 million less in restructuring/reorganization expenses than shown in the November 1998 Projections due to decreases in projected asset impairment, environmental obligations, and severance costs, offset by increased professional fees due to an extension of the projected completion of the Restructuring.

  The April 1999 Projections showed $33.9 million less in aggregate projected cash flows than shown in the November 1998 Projections. The decrease was primarily due to a $50.7 million increase in projected cash interest in connection with the extension of the projected completion of the Restructuring. The extension of the projected completion of the Restructuring also resulted in a $23.4 million increase in projected working capital, a $9.7 million increase in projected restructuring expenses, a $10.6 million increase in projected capital expenditures and extended the projected date of conversion of debt into equity. These decreases in projected cash flows were partially offset by a $63.5 million decrease in debt service, primarily on the LGE New Restructured Senior Note.

                             ACCOUNTING TREATMENT

  The Restructuring will be accounted for in accordance with the requirements of AICPA Statement of Position 90-7 "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code." Based upon the provisions of the SOP, New Zenith will not qualify for "fresh start" reporting because a substantive and non-temporary change in control in the Company will not occur. Assets will be recorded at their historical cost prior to the Restructuring. Liabilities compromised by the Prepackaged Plan will be adjusted to the present values of amounts to be paid, determined at appropriate current interest rates. Forgiveness of debt by unrelated third parties will be reported as an extraordinary item in the Company's results of operations. Forgiveness of debt due to related parties will be accounted for as a capital contribution.

                             LIQUIDATION ANALYSIS

 General

  If the Prepackaged Plan is not confirmed, and the Prepackaged Chapter 11 Case is converted to a case under chapter 7 of the Bankruptcy Code, a trustee would be elected to liquidate the Company's assets. The proceeds of the liquidation would be distributed to the respective holders of Allowed Claims against the Company in accordance with the priorities established by the Bankruptcy Code. The chapter 7 trustee would be entitled to a percentage fee for the trustee's services which is based upon the total amount of funds disbursed to parties in interest. Pursuant to section 326 of the Bankruptcy Code, the trustee would be entitled to up to a 25% fee of the first $5,000 disbursed, up to a 10% of the amounts disbursed between $5,000 and $50,000, up to a 5% of the amount between $50,000 and $1 million, and reasonable compensation not to exceed 3% of the amount disbursed in excess of $1 million. The trustee is also authorized to retain professionals, including accountants and attorneys, to liquidate the chapter 7 estate.

  Under chapter 7, a secured creditor whose Claim is fully secured would be entitled to full payment, including, without limitation, interest from the proceeds of the sale of its collateral. Unless its Claim is nonrecourse, a secured creditor whose collateral is insufficient to pay its Claim in full would be entitled to assert an unsecured Claim for its deficiency. Claims entitled to priority under the Bankruptcy Code would be paid in full before any distribution to General Unsecured Creditors, including, without limitation, the chapter 7 trustee's fee and the amounts due to the professionals retained by the chapter 7 trustee. Funds, if any, remaining after payment of secured Claims and priority Claims would be distributed pro rata to General Unsecured Creditors. If subordination agreements were to be enforced, senior unsecured Claims would be paid in full before any distribution would be made to subordinated creditors.

  The Company believes that liquidation under chapter 7 would result in a substantial diminution of the value of the estate because of (i) additional administrative expenses involved in the appointment of trustees and attorneys, accountants and other professionals to assist such trustees; (ii) additional expenses and Claims, some of which would be entitled to priority, that would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Company's operations; (iii) failure to realize the greater going-concern value of the Company's assets; (iv) the erosion in value of the assets of the Company in the context of expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (v) the costs attributable to the time value of money resulting from what is likely to be a more protracted proceeding than if the Prepackaged Plan is confirmed (because of the time required to liquidate the assets of the Company, resolve claims and related litigation and prepare for distributions).

 The Liquidation Analysis

  PJSC, at the direction of management, prepared the following hypothetical chapter 7 liquidation analysis to assist holders of Impaired Claims to reach their determination as to whether to accept or reject the Prepackaged

Plan. The liquidation analysis indicates the estimated values which may be obtained by Classes of Claims and of Equity Interests if the Company's assets are liquidated, pursuant to chapter 7, as an alternative to the continued operation of the Company's businesses. The liquidation analysis set forth below is provided solely to disclose the effects of a hypothetical liquidation of the Company under chapter 7 of the Bankruptcy Code, subject to the assumption set forth below. The liquidation analysis will be available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of a Claim or Equity Interests or his representative who has been so designated in writing. See "SPECIAL FACTORS--Liquidation and Going Concern Analyses" for a description of the review undertaken and assumptions made by PJSC in developing its analyses.

  Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by management of the Company, are inherently subject to economic and competitive uncertainties and contingencies that are beyond the Company's control. Accordingly, there can be no assurance that the values assumed in the liquidation analysis would be realized if the Company were in fact liquidated. In addition, any liquidation that would be undertaken would necessarily take place in future circumstances which cannot currently be predicted. Accordingly, while the liquidation analysis is necessarily presented with numerical specificity, if the Company were in fact liquidated, the actual liquidation proceeds would likely vary from the amounts set forth below. Such actual liquidation proceeds could be materially lower, or higher, than the amounts set forth below and no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation. The liquidation analysis has been prepared solely for purposes of estimating the proceeds available in a chapter 7 liquidation of the Company and does not represent values that may be appropriate for any other purpose. Nothing contained in the liquidation analysis is intended or may constitute a concession or admission of the Company for any other purpose.

  The liquidation proceeds realized by the Company are heavily dependent upon liquidation of inventories and sale of real properties, plants and equipment in a timely and efficient manner. Consequently, the liquidation analysis assumes that appropriate professionals would be employed to oversee the process of disposition of the Company's assets. During the liquidation, the Company believes there would be significant costs of the liquidation and employee turnover. See notes accompanying the liquidation analysis.

  The Company believes, based on the assumptions set forth herein, that the value of the distributions offered to the members of each Class of Impaired Claims under the Prepackaged Plan will be greater than the distribution such creditors would receive in a liquidation under chapter 7.

  Section 1129(a)(7)(A)(ii) of the Bankruptcy Code states that the Bankruptcy Court shall confirm a plan of reorganization only if certain requirements are met, including a requirement that each holder of an Impaired Claim or Equity Interest who does not consent to the plan receive or retain property that has a value at least equal to the distribution such holder would receive if the company were liquidated under chapter 7 of the Bankruptcy Code.

                 STATEMENT OF ASSETS AND LIQUIDATION PROCEEDS:
                                 July 31, 1999
                             (Dollars in millions)

                                                         Estimated
                                                          Recovery
                                           Estimated        as a     Estimated
                                        Book Value as of Percentage Liquidation
                               Note      July 31, 1999    of Book      Value
                            Reference     (Unaudited)      Value    (Unaudited)
                           ------------ ---------------- ---------- -----------
Cash.....................                    $    0           0%      $    0
Accounts Receivable......      (p)            128.9          65         83.8
Inventories..............      (e)
  Finished Goods.........                      64.5          75         48.3
    Less Warranty........                                               (0.8)
  Net Finished Goods.....                                               47.5
  Work in Process........                      10.5           5          0.5
  Raw Materials..........                      24.7          20          4.9
Fixed Assets.............     (f)(g)            n/a                     13.1
Brand and Technology
 Assets..................  (a)(b)(c)(d)         n/a                    100.1
                                                                      ------
Total Assets.............                                              249.9
Less Costs Associated
 with Liquidation:
  Professional Fees......      (h)                                     (24.0)
  Corporate Overhead.....                                              (24.8)
  Trustee Fees...........      (i)                                      (4.9)
  Brokerage Fees.........      (j)                                      (8.2)
  Wind Down Costs........      (k)                                      (6.8)
  WARN Act...............      (l)                                     (10.4)
  Environmental..........      (o)                                      (6.8)
                                                                      ------
Total Costs Associated
 with Liquidation........                                              (85.9)
Aggregate net proceeds...                                              164.0
Net Estimated Liquidation
 Proceeds Available for
 Distribution............      (q)                                     123.2

           Calculation of Net Proceeds Available to Holders of Claims under Prepackaged Plan and in a Liquidation Under a Hypothetical Chapter 7
                             (Dollars in millions)

                                                             Hypothetical
                                                         Chapter 7 Liquidation
                                                         ---------------------
                                                  Claim                  %
                                                  Amount Distribution Recovery
                                                  ------ ------------ --------
Net Estimated Liquidation Proceeds Available for
 Distribution....................................           $123.2
Citibank Secured Claims (r)...................... $ 73.1      73.1     100.0%
LGE Secured Claims(m)............................  153.0      50.1      32.7
Other Priority Claims............................    --        0.0       0.0
General Unsecured Claims.........................    --        0.0       0.0
LGE Unsecured Claims(n)..........................  222.5       0.0       0.0
Old Subordinated Debenture Claims................  103.5       0.0       0.0
Equity Interests.................................    n/a       0.0       0.0

  The accompanying notes are an integral part of this liquidation analysis. Unless otherwise stated, estimates were made by the Company's management. The aggregate amount of Claims in certain Classes projected to receive no recovery in the event of a chapter 7 liquidation are not expected due to the potentially material amount of contingent and unliquidated Claims in such Classes.
(a) VSB Technology (tax-affected): VSB value discounted to July 31, 1999, assumes a sale to a third party and utilizes VSB royalty revenue, net of associated costs and expenses, with the following adjustments: 38.0% tax rate applied to net cash flows, 35.0% discount rate on domestic net cash flows, a 50% discount rate on non-domestic net cash flows for countries that have adopted the ATSC digital television standard, no non-domestic revenues for countries that have not adopted the ATSC digital television standard, and royalty rates lower than the Business Plan Projections of VSB by $0.50-$1.50 depending on the component (e.g., a $4.00 royalty fee for television versus a $5.00 royalty fee in the Business Plan Projections). The discount rates reflect a premium over the discount rates used in the going concern analysis based on the assumption that a forced sale would negatively affect royalty rates and buyer pricing strategy. Reflects reduction in income related to anticipated cross licenses based on the use of bulk cross licenses in the consumer electronics industry which results in a significant portion of the market paying significantly less than standard royalty fees. With respect to the projected adoption rates for VSB technology in consumer electronics products, PJSC relied on information obtained through discussions with Forrester (for domestic markets) and a report prepared by Gartner/Dataquest (for international markets). Such firms also reviewed PJSC's analyses in developing its cash flow models for VSB-based consumer electronics products. The firms were selected based on their familiarity with the developing market for VSB-based consumer electronics products.
(b) Trademark and Distribution Network: Value of trademark and distribution network discounted to July 31, 1999. Assumes liquidation will occur through the sale of Zenith's trademark and distribution network to a strategic buyer who would absorb Zenith's market share at an assumed EBIT margin of 2.5%. Analysis assumes that a strategic buyer would have a weighted average cost of capital of 12% and would therefore discount projected cash flows from the distribution network at a weighted average cost of capital of 12.0% and utilize an incremental tax rate of 38.0%. Also assumes that a liquidation would lead to a 50.0% reduction in Zenith's domestic television market share to 5.0%, and a contraction in Zenith's overall market share of 2.0% per year. Scenario assumes a 25 million unit domestic television market and a $300 per television unit price. Assumed strategic buyer EBIT margin based on comparable company median EBIT margin adjusted to approximate a domestic television market EBIT margin. Value based on perpetuity growth rate calculation. Trademark and Distribution is net of assumed present and future warranty claims and administrative expenses estimated to be approximately $33.3 million, discounted over 8 quarters at 12.0%.
(c) Tuner Patent: Tuner patent cash flows discounted to July 31, 1999 at a rate of 25.0%, assumes a sale to a third party and utilizes Business Plan Projections of tuner patent cash flow, net of associated cost and expenses. The 25% discount rate reflects a premium over the discount rate used in the going concern analysis based on the assumption that the tuner patent and related licenses would be subject to more frequent challenges if sold in a forced liquidation. Valuation assumes a 38.0% tax rate.
(d) Flat Tension Mask and Other Intangibles: Flat tension mask represents 50.0% of Zenith management's estimate of fair market value. Other intangibles relates primarily to touch screen technology.
(e) Inventories: Value of total inventories estimated at July 31, 1999.
  . Net Finished Goods are net of assumed present and future warranty claims and administrative expenses estimated to be approximately $0.4 million.
  . Analysis assumes no finished CRT's in inventory at July 31, 1999.
(f) Real Estate:
  . Domestic real estate at liquidation values provided by Insignia/ESG.
  . Mexican gross real estate value at liquidation values provided by Bermudez-Binswanger in a summary and value estimate of the Company's Mexican real estate that was prepared prior to Binswanger/

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

   Bermudez's engagement by Zenith as real estate broker concerning the Mexican properties.
   Such summary and estimate is not an appraisal, nor was it prepared in accordance with MAI standards.
  . Mexican real estate and Mexican furniture, fixtures and equipment are presented net of $38.8 million in Mexican severance, benefit and other priority claims. Assumes reduction in Mexican real estate first, which nets liquidation value of Mexican real estate to $0.0 million.
(g) Furniture, Fixture and Equipment:
  . Domestic furniture, fixture and equipment at liquidation values provided by Greenwich Industrial Services.
  . Mexican furniture, fixture and equipment at liquidation values provided by Greenwich Industrial Services.
  . Gross value of Mexican furniture, fixture and equipment of $28.7 million has been reduced to $18.9 million by the balance of the Mexican severance, benefit and other priority claims that were not met by the value of the Mexican real estate.
  . Mexican furniture, fixture and equipment includes the liquidation value of certain leveraged lease equipment per Greenwich Industrial Services.
(h) Professional Fees: Assumes a 4-year liquidation. Assumes fees of $2.0 million each month the first 6 months, $1.5 million for each of the next six months, $1.2 million for each of the entire second and third year, and $0.6 million for the fourth and final year.
(i) Trustee Fees: Assumed at 3.0% of net liquidation proceeds.
(j) Brokerage Fees: Assumes 6.0% of gross asset recovery, plus $38.8 million Mexican claim addback adjustment, but excludes Accounts Receivable and Inventory.
(k) Wind Down Costs: Comprised of real estate taxes plus on site security and wind down teams at each location during an assumed 12 month disposition period.
(l) WARN Act: Estimated by the Company based on headcount and assumed compensation levels.
(m) The LGE Secured Claims are as follows:

                                Claim                                Amount
                                -----                            --------------
      LGE Reimbursement Claims.................................. $ 72.0 million
      LGE Demand Loan Claims.................................... $ 45.0 million
      LGE Payment of Bank Lender Claims......................... $ 30.0 million
      Secured portion of LGE Leveraged Lease Claims
       (representing the estimated liquidation value of the
       equipment under the Leveraged Leases) per Greenwich
       Industrial Services...................................... $  6.0 million

(n) The LGE Unsecured Claims are as follows:

                                Claim                                Amount
                                -----                            --------------
      LGE Extended Payables Claims.............................. $140.0 million
      Deficiency portion of LGE Leveraged Leases Claims......... $ 70.4 million
      LGE Guarantee Fee Claims.................................. $  1.6 million
      LGE Technical Services Claims............................. $ 10.5 million

(o) Environmental: Estimated by the Company.
(p) Accounts Receivable: The balance of Accounts Receivable at December 31, 1998 projected by the Company is adjusted to exclude receivables on account of the sale of certain equipment.
(q) A three year 10% discount rate is applied to the aggregate net liquidation proceeds to reflect the projected 2 to 4 year hypothetical liquidation period of the Company.
(r) The Citibank Secured Claim amount is comprised of the debt balance projected by the Company at July 31, 1999.

                  DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS

Short-Term Debt

 Citibank Credit Facility and Amended Citibank Credit Facility

  In April 1997, the Company obtained a three-year, $110 million revolving credit facility, composed of a $45 million term tranche and a $65 million revolving tranche, with a bank group syndicated by Citibank. This Citibank Credit Facility replaced the Company's previous credit agreement with a lending group which was syndicated by General Electric Capital Corporation ("GECC Credit Facility"). Under the revolving credit line, the maximum commitment of funds available for borrowing was limited by a defined borrowing base formula related to eligible inventory. Initially, the facility was secured by the Company's inventory, domestic fixed assets, stock of the Company's Subsidiaries and tuner patent royalties, along with the related patents, licenses and other general intangibles. Interest on borrowings is based on market rates.

  The Citibank Credit Facility contained certain covenants that had to be met in order to remain in compliance with the facility, including financial covenants that had to be maintained as of the end of each fiscal quarter. During 1997, the Company amended the Citibank Credit Facility to relax certain financial covenants and to provide additional collateral. As amended, the financial covenants include a minimum EBITDA amount, a current ratio test, a funded debt/total capitalization ratio test, a tuning patent royalties test and an LGE payable test. As a result of waivers obtained from the bank group in December 1997 and March 1998, only the tuning patent royalties test and the LGE payable test were in effect as of December 31, 1997 and March 31, 1998, and the Company was in compliance with both of those covenants. In addition, there were restrictions regarding investments, acquisitions, guarantees, transactions with affiliates, sales of assets, mergers and additional borrowings, along with limitations on liens, along with dividend payments on the Company's common stock.

  On June 29, 1998 the Citibank Credit Facility was amended and restated and the Citibank Receivables Facility was terminated. The Amended Citibank Credit Facility provides for up to $125.0 million of revolving loans, subject to borrowing base restrictions, including up to $25.0 million in letters of credit and up to $11.0 million in swing line loans. The revolving loans must be repaid on or before the earlier of the Company's filing for bankruptcy and August 31, 1999. In addition, the Company is required to make repayments: (i) to the extent of the excess of borrowings over the borrowing base and (ii) with the proceeds of any sale of capital stock (other than upon exercise of certain options) or assets (other than ordinary course sales of inventory and the sale of undeveloped real estate it owns in Woodridge, Illinois).

  At the Company's option, the interest rates applicable to the loans under the Amended Citibank Credit Facility will be a floating rate of interest measured by reference to one or more of (i) the Base Rate plus 2.0% per annum or (ii) the relevant Eurodollar Rate plus 3.25%.

The term "Base Rate" is defined in the Amended Citibank Credit Agreement as the higher of:
  (a) the highest rate of interest announced publicly by Citibank, N.A. in New York, New York from time to time as its base rate; or

  (b) the sum of:

    .  0.50% per annum, plus

    . the per annum rate obtained by dividing (x) a three week average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks by (y) 100% less the average of daily percentages specified by the Federal Reserve Board for determining the maximum reserve requirement for Citibank, N.A. in respect of liabilities which include three-month nonpersonal U.S. Dollar time deposits, plus

    . the average of the daily net annual assessment rates established by Citibank, N.A. for determining the assessment payable by Citibank, N.A. to the Federal Deposit Insurance Corporation for insuring deposits of Citibank, N.A. in the United States, or

  (c) for any day 0.5% per annum above the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve Systems arranged by Federal funds brokers, but in no event higher than the maximum rate permitted by applicable law.

  The term "Eurodollar Rate" is defined in the Amended Citibank Credit Agreement for any applicable period as the average of the interest rates per annum at which deposits in United States dollars for such period are offered by the principal office of Citibank, N.A. in London, England to prime banks in the London interbank market two business days before the first day of such period in an amount approximately equal to the principal amount of, and for a length of time approximately equal to the amount and period sought by Zenith as the borrower.

  The obligations of the Company under the Amended Citibank Credit Facility are secured by certain of the Company's assets, including its inventory accounts, accounts receivable, deposit accounts, trademark property, tuning patents, stock in Subsidiaries and domestic properties, plant and equipment.

  The Amended Citibank Credit Facility requires the Company to meet financial tests regarding the amount of tuning patent royalties and the average outstanding payables to LGE for products purchased in the ordinary course. The Amended Citibank Credit Facility also contains covenants which, among other things, restrict the ability of the Company and its Subsidiaries to incur indebtedness, issue guarantees, incur liens, declare dividends or pay management or consulting fees to affiliates, make loans and investments, engage in transactions with affiliates, liquidate, sell assets or engage in mergers. The Amended Citibank Credit Facility also requires the Company to satisfy certain customary affirmative covenants.

  The Amended Citibank Credit Facility contains certain customary events of default, including payment defaults, breach of representations or warranties, covenant defaults, a change of control, certain bankruptcy events with respect to the Company or LGE, judgment defaults, violations under the Employee Retirement Income Security Act ("ERISA") and cross-defaults to certain other indebtedness.

 The LGE Demand Loan Facility

  In March 1998, the Company entered into the LGE Demand Loan Facility, which provides for borrowings of up to $45 million. The term of the facility was one year from the date of the first borrowing, subject to LGE's right to demand repayment at anytime after June 30, 1998. In April 1999, in conjunction with the extension of the Amended Citibank Credit Facility to August 31, 1999, the Company and LGE amended the LGE Demand Loan Facility to provide that no demand for repayment may be made under the facility, absent an event of default, prior to August 31, 1999. Repayment is due in full at the end of the term. The facility is secured by a second lien on the assets that secure the Company's obligations under the Reimbursement Agreement and a second lien on the Company's VSB patents. As of April 3, 1999, the Company had borrowed $30 million under the LGE Demand Loan Facility.

 Other Facilities

  Between November 1997 and February 1998 the Company entered into a series of new financing transactions designed to enhance the Company's liquidity and financial flexibility. The Company obtained a total of $110 million in unsecured and uncommitted credit facilities through four lines of credit with Bank of America ($30 million), the First National Bank of Chicago--NBD ($30 million), Societe Generale ($20 million) and Credit Agricole Indosuez ($30 million). As of June 27, 1998, a total of $102 million was outstanding under these credit lines. All such amounts have been paid by LGE pursuant to its guarantee as of April 30, 1999. Under the terms of the Reimbursement Agreement, the Company is obligated to pay back LGE the amount paid by LGE plus interest.

  The credit lines are guaranteed by LGE for which LGE has a Claim against the Company for a fee in an amount up to 2% per annum of the outstanding amount of the loan, in the form of cash or the Company's equity and subject to the approval of the Finance Committee of the Board and in the case of equity, the approval of the Company's stockholders. Under the Reimbursement Agreement, the Company granted certain second liens in favor of LGE to secure the Company's reimbursement obligations with respect of the guarantees of LGE for borrowings under these credit lines.

  Borrowings and interest rates on short-term debt were:

                                                            Year Ended December
                                                                    31
                                                           ---------------------
                                                            1998    1997   1996
                                                           ------- ------ ------
                                                           (Dollars in millions)
      Maximum month-end borrowings........................ $299.9  $72.0  $72.6
      Average daily borrowings............................  182.5   26.4   18.3
      Weighted average interest rate......................    8.5%   9.1%   8.8%

Long-Term Debt

  The components of long-term debt were:

                                                       Year Ended December 31
                                                       -----------------------
                                                        1998    1997    1996
                                                       ------- ------- -------
                                                        (Dollars in millions)
      6 1/4% Convertible Subordinated Debentures due
       2011...........................................  $103.5 $ 109.3 $ 115.0
      8.5% Senior Subordinated Convertible Debentures
       due 2000.......................................     --      --     23.8
      8.5% Senior Subordinated Convertible Debentures
       due 2001.......................................     --      0.5     0.5
      Term Loans......................................     --     38.3    31.2
                                                       ------- ------- -------
      Total...........................................  $103.5   148.1   170.5
      Less current portion............................     5.7    15.3    17.8
                                                       ------- ------- -------
      Total long-term debt............................ $  97.8  $132.8 $ 152.7
                                                       ======= ======= =======

 Old Subordinated Debentures

  The Old Subordinated Debentures are unsecured general obligations, subordinate in right of payment to certain other debt obligations, and are convertible into common stock at $31.25 per share. Terms of the Old Subordinated Debenture Indenture include annual sinking-fund payments of $5.75 million beginning in April 1997 and provisions which could result in the acceleration of their payment in the event the Company is in default on provisions of other debt agreements. The debentures are redeemable at the option of the Company, in whole or in part, at specified redemption prices at par or above. The Company did not make the April 1, 1999 sinking fund and interest payments on the Old Subordinated Debentures. The Company's failure to make such payments on April 1, subject to grace periods (if any) provided in the Old Subordinated Debenture Indenture, constituted a default under the Old Subordinated Debenture Indenture. The Company has obtained waivers under the Amended Citicorp Credit Facility and the LGE Demand Note Facility for cross-defaults under those facilities relating to the non-payment. Pursuant to the Lock-Up Agreement, the members of the Debenture Committee agreed to forbear from enforcement of any defaults that might occur with respect to the Old Subordinated Debentures until the Prepackaged Plan is confirmed.

  The LGE Demand Loan Claims, the LGE Reimbursement Claim and the LGE Guarantee Fee Claims, as secured claims, are senior in priority to the Old Subordinated Debentures to the extent provided in Section 502 of the Bankruptcy Code. In addition, the LGE Extended Payables Claims, the LGE Demand Loan Claims and the LGE Reimbursement Claims are senior in right of payment to the Old Subordinated Debentures pursuant to the subordination provision of the Old Subordinated Debenture Indenture. The LGE Technical Services Claims and the LGE Leveraged Lease Claims are pari passu with the Old Subordinated Debentures. The Company has been advised by legal counsel to the Debenture Committee that the Debenture Committee may dispute the seniority of the LGE Extended Payables. In addition, the Company has been advised by legal counsel to the Debenture Committee that the Debenture Committee may assert that some or all of the LGE Claims are capable of being equitably subordinated to the Old Subordinated Debenture Claims and/or recharacterized as Equity Interests of the Company.

  In April 1997, the Company redeemed at par value $5.75 million of the Old Subordinated Debentures in accordance with the regular sinking fund procedures set forth in the Old Subordinated Debenture Indenture. In April 1998, the Company met its regular sinking fund requirements by purchasing $5.735 million face value Old Subordinated Debentures in the open market and delivering those securities for cancellation. The balance of the Company's 1998 required sinking fund payment was satisfied by certain holders' elections to convert their Old Subordinated Debentures to common stock.

 Payment on Senior Subordinated Debentures

  In December 1997, the Company redeemed the 8.5% Senior Subordinated Convertible Debentures due November 2000. There was $23.8 million principal amount of such debentures outstanding and the redemption price of such debentures was 104% of such principal amount plus accrued interest through the redemption date. The loss on extinguishment of this debt was not material.

  In January, 1998, the Company redeemed the 8.5% Senior Subordinated Convertible Debentures due January 2001. There was $0.5 million principal amount of such debentures outstanding and the redemption price of such debentures was 104% of such principal amount plus accrued interest through the redemption date. The loss on extinguishment of this debt was not material.

The DIP Facility and the Citicorp Exit Facility

  General. On March 31, 1999, the Company and Citicorp entered into a Commitment Letter pursuant to which Citicorp has agreed to provide a three-year $150 million credit facility following Consummation of the Prepackaged Plan and $150 million debtor-in-possession credit facility during the pendency of the Prepackaged Plan.

  Conditions and Termination of Commitment. The Commitment is subject to a number of conditions, including preparation of acceptable documentation for each of the facilities, absence of material adverse changes, accuracy of representations, payment of fees and LGE's commitment to provide $60 million of exit financing to the Company.

  In addition, the Commitment requires a closing of the DIP Facility on or before August 31, 1999 and a closing of the Citicorp Exit Facility on or before October 31, 1999. If the Company has not closed the facilities on or before the specified dates, the Commitment terminates.

  The DIP Facility. The Commitment provides for a DIP Facility having up to $150 million of revolving loans, subject to borrowing base limitations. Borrowings may be used to repay amounts owing under the Amended Citicorp Credit Facility and for working capital purposes in the ordinary course of the Company's business. The DIP Facility may not be used to finance acquisitions or capital expenditures other than necessary capital expenditures within a budget to be agreed upon.

  Interest. At the Company's option, the per annum interest rates applicable to the loans under the DIP Facility will be as follows: (a) the Base Rate (as described under "--Short-Term Debt; Citibank Credit Facility and Amended Citibank Credit Facility"), plus 1.75% or (b) the relevant Eurodollar Rate (as described under "--Short-Term Debt; Citibank Credit Facility and Amended Citibank Credit Facility"), plus 2.75%. Following an event of default, the applicable interest rate will be increased by 2% per annum.

  Security. Subject to certain exceptions, the DIP Facility will be secured in accordance with Section 364(c) of the Bankruptcy Code by "super-priority" liens on and security interests in all property and interests of the Company.

  Repayment. The DIP Facility must be repaid on or before the earlier of the six-month anniversary of the closing of the DIP facility, confirmation of a plan of reorganization acceptable to Citicorp, acceleration following an event of default, or the date of the closing of the sale of all or substantially all of the Company's assets. In addition, the Company will be required to use the proceeds of post-petition issuances of debt or equity to repay borrowings under the DIP Facility.

  Fees. The Company has agreed to pay certain fees in connection with the DIP Facility, including letter of credit fees, closing fees, commitment fees and collateral management fees. The closing fee is 1.75% of the total DIP Facility commitment. Commitment fees are payable at a rate per annum of 0.5% on the undrawn amounts of the DIP Facility. In addition, from March 31, 1999 to the closing of the DIP Facility, the Company will pay a commitment fee of 0.5% per annum on the amount of $25 million, which represents the difference between the DIP Facility commitment and the commitment under the Amended Citicorp Credit Facility. The collateral management fee is $125,000 per year, payable in advance.

  Covenants. The DIP Facility will contain a number of negative covenants which, among other things, restrict the ability of the Company to sell assets, make investments, enter into mergers or acquisitions, incur liens, incur debt, make payments on subordinated debt, declare dividends or redeem or repurchase capital stock and enter into transactions with affiliates. The DIP Facility will also require the Company to satisfy certain customary affirmative covenants, including those regarding maintenance of bank accounts, financial reporting, inspection of records and properties, maintenance and insurance of assets, maintenance of supplier agreements, payment of taxes, notices of certain events and business plan. The DIP Facility will require the Company to maintain compliance with financial covenants to be agreed upon.

  Events of Default. The DIP Facility will contain a number of events of default, including conversion of the Company's chapter 11 case to a case under chapter 7 of the Bankruptcy Code, dismissal of the Company's chapter 11 case, filing of a proposed plan of reorganization or entry of a final order that does not provide for payment in full of the Company's obligations under the DIP Facility, appointment of a trustee or an examiner with enlarged powers under Section 1104 or 1106(b) of the Bankruptcy Code, the occurrence of certain other events in the course of the chapter 11 case, payment defaults, breach of representations and warranties, covenant defaults, occurrence of a change in control, or a material adverse change.

  The Citicorp Exit Facility. The Commitment provides for the Citicorp Exit Facility having up to $150 million of revolving loans and letters of credit, subject to borrowing base limitations. Borrowings may be used to repay amounts owing under the DIP Facility, to fund the Company's plan of reorganization and for working capital purposes in the ordinary course of the Company's business. The Citicorp Exit Facility may not be used to finance acquisitions or capital expenditures other than necessary capital expenditures within a budget to be agreed upon.

  Interest. At the Company's option, the per annum interest rates applicable to the loans under the Citicorp Exit Facility will be as follows: (a) the Base Rate (as described under "--Short-Term Debt; Citibank Credit Facility and Amended Citibank Credit Facility") plus 2.0% or (b) the relevant Eurodollar Rate (as described under "--Short-Term Debt; Citibank Credit Facility and Amended Citibank Credit Facility"), plus 3.0%, subject to a grid based on performance levels to be determined. Following an event of default, the applicable interest rate will be increased by 2% per annum.

  Security. Subject to certain exceptions, the Citicorp Exit Facility will be secured by first priority liens on and security interests in all property and interests of the Company (other than the Company's VSB patents and licenses, on which it will have a second lien, and other than certain fixed assets to be determined).

  Repayment. The Citicorp Exit Facility must be repaid on or before the earlier of the three-year anniversary of the closing of the facility or acceleration following an event of default. In addition, the Company will be required to use the proceeds of certain asset sales or the issuance of debt or equity to repay borrowings under the Citicorp Exit Facility.

  Fees. The Company has agreed to pay certain fees in connection with the Citicorp Exit Facility, including letter of credit fees, commitment fees and collateral management fees. Commitment fees are payable at a rate per annum of 0.5% on the undrawn amounts of the Citicorp Exit Facility. The collateral management fee is $125,000 per year, payable in advance.

  Covenants. The Citicorp Exit Facility will contain a number of negative covenants which, among other things, restrict the ability of the Company to sell assets, make investments, enter into mergers or acquisitions, incur liens, incur debt, make payments on subordinated debt, declare dividends or redeem or repurchase capital stock and enter into transactions with affiliates. The Citicorp Exit Facility will also require the Company to satisfy certain customary affirmative covenants, including those regarding maintenance of bank accounts, financial reporting, inspection of records and properties, maintenance and insurance of assets, maintenance of supplier agreements, payment of taxes, notices of certain events and business plan. The Citicorp Exit Facility will require the Company to maintain compliance with financial covenants to be agreed upon.

  Events of Default. The Citicorp Exit Facility will contain a number of events of default, including payment defaults, breach of representations and warranties, covenant defaults, occurrence of a change in control, certain bankruptcy or insolvency events or a material adverse change.

                         DESCRIPTION OF NEW DEBENTURES

  In satisfaction of all amounts owed with respect to the Old Subordinated Debentures, the Company intends to issue New Debentures pursuant to an indenture (the "New Indenture") dated as of the Effective Date between the
Company and                      , as Trustee. The following description makes
use of terms described in the New Indenture and are qualified in their entirety by reference to the New Indenture, a copy of which is filed as an exhibit to the Registration Statement.

  The New Debentures are to be issued under the New Indenture and will represent unsecured general obligations of the Company. The New Debentures will bear interest from their date of issuance, at the rate shown by their title, payable on May 1 and November 1 in each year, commencing November 1, 1999, to holders of record at the close of business on the immediately preceding April 15 and October 15. Interest will be paid by check mailed to such holders. The New Debentures mature on November 1, 2009. The New Debentures are not convertible.

  Principal of and premium, if any, on the New Debentures are payable, and the New Debentures may be presented for conversion, transfer and exchange, at the
office of the Trustee in             and at the office of its agent in
               . New Debentures will be issued in denominations of $1,000 and integral multiples of $1,000. The New Debentures are not subject to a sinking fund.

 Redemption of New Debentures

  The New Debentures may be redeemed at the option of the Company at par, as a whole or from time to time in part, on not less than 20 nor more than 60 days' notice.

  If fewer than all the New Debentures are to be redeemed, the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the New Debentures or portions thereof to be redeemed.

 Ranking of New Debentures

  The indebtedness evidenced by the New Debentures will rank pari passu with all senior debt of the Company (including the LGE New Restructured Senior
Note) and will rank senior to all subordinated debt of the Company. The New Debentures will not be secured.

 Events of Default

  An "Event of Default" is defined in the New Indenture as being: default in payment of any principal of or premium on the New Debentures; default for 30 days in payment of any interest on the New Debentures; default for 90 days after notice in the observance or performance of any other covenant in the New Indenture; failure to pay at maturity, or the acceleration of, $5,000,000 or more in principal amount of any indebtedness for money borrowed by the Company or any Subsidiary under the terms of the instrument under which such indebtedness is outstanding if such acceleration is not annulled or such indebtedness is not paid, within 10 days after written notice; or certain events in bankruptcy, insolvency, or reorganization (each, individually, an "Indenture Event of Default").

  In case an Indenture Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the New Debentures then outstanding may declare the principal of all the New Debentures to be due and payable. The New Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, mail to the holders of the New Debentures notice of all uncured defaults known to it (the term default to include the events specified above without grace); provided, that, except in the case of default in the payment of principal (or premium, if any) or interest on any of the New Debentures or in the making of any sinking fund payment, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the New Debentures.

  The New Indenture includes a covenant that the Company will file with the Trustee and the Commission, in accordance with the rules and regulations of the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided for the New Indenture as may be required by such rules and regulations.

  Subject to the provisions of the New Indenture relating to the duties of the Trustee in case an Indenture Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of the rights or powers under the New Indenture at the request, order or direction of any of the New Debenture holders, unless such New Debenture holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provision for the indemnification of the Trustee and certain limitations contained in the Indenture, the holders of a majority in principal amount of the New Debentures at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

  The New Indenture does not contain restrictive covenants. The only covenants of the Company are those regarding (i) payment of principal, premium and interest, (ii) provision of periodic reporting to the Trustee, (iii) substitution of successors, and (iv) administrative matters, such as maintenance of a register of debenture holders, offices for notice and payment, filling vacancies in the trustee's office and the provision of a paying agent.

 Modification of the New Indenture

  The New Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of the New Debentures at the time outstanding, to modify the New Indenture or any supplemental indenture or the rights of the holders of the New Debentures, except that no such modification shall (i) extend the fixed maturity of any New Debenture, reduce the rate or extent the time of payment of interest thereon, reduce the principal amount thereof or redemption premium thereon or change the currency in which the New Debentures are payable, without the consent of the holder of each New Debenture so affected, or (ii) reduce the aforesaid percentage of New Debentures, the consent of the holders of which is required for any such modification, without the consent of the holders of all of the New Debentures.

 Concerning the Trustee

           is the Trustee under the New Indenture (the "Trustee").

 Comparison of the Old Subordinated Debentures and the New Debentures

                         Old Subordinated Debentures     New Debentures
                         ---------------------------     --------------
Aggregate Principal      $103.5 million                  $50 million
 Amount
 Outstanding
Maturity Date........... April 1, 2011                   November 1, 2009
Interest................ 6 1/4% per annum, payable in    8.19% per annum, payable in
                         cash on April 1 and October 1   cash on May 1 and November 1
                         of each year                    of each year
Redemption.............. The Old Subordinated Debentures The New Debentures may be
                         may be redeemed at the option   redeemed at the option of the
                         of the Company, in whole or in  Company, in whole or in part,
                         part, at a premium which        at par.
                         declined to par on April 1,
                         1996.
Conversion.............. The Old Subordinated Debentures The New Debentures are not
                         are convertible into shares of  convertible.
                         the Company's common stock at
                         any time prior to maturity at a
                         conversion price of $31.25 per
                         share (subject to adjustment).

                         Old Subordinated Debentures     New Debentures
                         ---------------------------     --------------
Ranking; Security....... The Old Subordinated Debentures The New Debentures will rank
                         are subordinated to the prior   pari passu with all debt of
                         payment when due of all Senior  the Company (including the LGE
                         Indebtedness (as defined in the New Restructured Senior Note)
                         Old Subordinated Debenture      and will rank senior to any
                         Indenture, including the        subordinated debt of the
                         Citibank Secured Claims, the    Company. The New Debentures
                         Other Secured Claims, the       will not be secured.
                         Unsecured Bank Loans, and
                         certain LGE Claims) and are not
                         secured.
Sinking Fund............ The Company is required to      None
                         provide through the operation
                         of a sinking fund for the
                         retirement on April 1 in each
                         of the years 1997 to and
                         including 2010 of 5% of the
                         principal amount of the Old
                         Subordinated Debentures at par.
                         The Company may increase any
                         sinking fund payment to retire
                         up to an additional 5% of the
                         principal amount of the Old
                         Subordinated Debentures
                         originally issued at par.

Events of Default....... Events of Default with respect  Same to the Old Subordinated
                         Debentures include, among other
                         things, default in payment of
                         payment of principal or
                         premium, default for 30 days in
                         payment of interest, default in
                         the
                         performance of other covenants
                         for 90 days after notice, the
                         acceleration of any
                         indebtedness for borrowed money
                         of the Company or any
                         Subsidiary aggregating at least
                         $5 million and not rescinded
                         within 10 days after written
                         notice, and certain events of
                         bankruptcy, insolvency or
                         reorganization.
Remedies................ If an Event of Default occurs,  Same the Trustee or the holders of
                         at least 25% in principal
                         amount of all the Old
                         Subordinated Debentures then
                         outstanding may declare the
                         principal of all the Old
                         Subordinated Debentures due and
                         payable.

                                 Old Subordinated Debentures     New Debentures
                                 ------------------------------- ------------------------------
Covenants....................... The Old Subordinated Debenture  Same
                                 Indenture does not contain
                                 restrictive covenants. The only
                                 covenants of the Company are
                                 those regarding (i) payment,
                                 (ii) provision of periodic
                                 reporting, (iii) substitution
                                 of successors, and (iv)
                                 administrative matters, such as
                                 maintenance of a register of
                                 debenture holders, offices for
                                 notice and payment, filling
                                 vacancies in the trustee's
                                 office and the provision of a
                                 paying agent.

                  SUMMARY OF LGE NEW RESTRUCTURED SENIOR NOTE

  As partial payment for certain obligations to LGE, the Company will issue to LGE the LGE New Restructured Senior Note with the following terms:

 Payment of Principal and Interest; Maturity

  The LGE New Restructured Senior Note will be issued in an aggregate principal amount equal to the aggregate amount of the LGE Tranche A Claims less approximately $32.4 million if the Reynosa Assets are transferred to LGE and will mature on November 1, 2009. The LGE New Restructured Senior Note will bear interest from the Effective Date, at a rate per annum equal to LIBOR plus 6.5%, payable on February 1, May 1, August 1 and November 1 in each year, commencing November 1, 1999. Interest will be paid in cash only to the extent that the Company's ratio of EBITDA to cash interest expense for the immediately preceding four fiscal quarters exceeds 1.5; if such test is not met, interest will be added to the principal amount of the LGE New Restructured Senior Notes.

 Collateral and Guarantees

  Except as otherwise agreed to by LGE and the Company, the LGE New Restructured Senior Note will be secured by a first lien on all assets leased to the Company and its Subsidiaries pursuant to the Leveraged Leases and transferred to the Company pursuant to the Restructuring Agreement and all proceeds thereof. The LGE New Restructured Senior Note will be guaranteed by each of the Company's Subsidiaries.

 Mandatory Prepayment

  The Company will be required to make mandatory prepayments on the LGE New Restructured Senior Note, upon any sale of assets of the Company securing the LGE New Restructured Senior Note and to the extent permitted under the Company's senior bank credit agreement to the extent the Company has excess cash (to be defined in a mutually satisfactory manner) following payments under its other indebtedness, including under the LGE New Credit Support.

 Ranking

  Except as otherwise agreed to by LGE and the Company, the indebtedness evidenced by the LGE New Restructured Senior Note is pari passu with all senior indebtedness of the Company existing at the Effective Date or incurred thereafter and will rank senior to all subordinated indebtedness of the Company.

 Events of Default

  An "Event of Default" is defined in the LGE New Restructured Senior Note as being: default in payment of any principal of or premium on the LGE New Restructured Senior Note; default for 5 days in payment of any interest on the LGE New Restructured Senior Note; default for 30 days after notice in the observance or performance of any other covenant in the LGE New Restructured Senior Note; failure to pay at maturity, or any event of default relating to, $5 million or more in principal amount of any indebtedness for money borrowed by the Company or any Subsidiary; or certain events in bankruptcy, insolvency, or reorganization (each, individually, an "LGE Restructured Notes Default").

  In case an LGE Restructured Notes Default shall occur and be continuing, the holders of not less than 25% in principal amount of the LGE New Restructured Senior Note then outstanding may declare the principal of all the LGE New Restructured Senior Note to be due and payable.

 Modification of the LGE New Restructured Senior Note

  The LGE New Restructured Senior Note may be modified only with the consent of the Company and the holders of not less than 66 2/3% in principal amount of the LGE New Restructured Senior Note at the time outstanding, except that no such modification shall (i) extend the fixed maturity of LGE New Restructured Senior Note, reduce the rate or extend the date of payment of interest thereon, reduce the principal amount thereof or redemption premium thereon or change the currency in which the LGE New Restructured Senior Note is payable, without the consent of all of the holders of LGE New Restructured Senior Note so affected, or (ii) reduce the aforesaid percentage of LGE New Restructured Senior Note, the consent of the holders of which is required for any such modification, without the consent of the holders of all of the LGE New Restructured Senior Note.

                      SUMMARY OF LGE NEW CREDIT FACILITY

  The LGE New Credit Support may, at the option of LGE and the Company, take the form of a direct loan or a credit support, such as a guarantee of new financing provided by a third-party lender. LGE's commitment to extend the LGE New Credit Support will remain outstanding until the third anniversary of the Consummation of the Prepackaged Plan. Any LGE New Credit Support (including any guarantee) will rank pari passu with all senior indebtedness of the Company existing at the Effective Date or incurred thereafter and will rank senior to all subordinated indebtedness of the Company. If the New Credit Support is provided through an LGE guarantee, the Company's reimbursement obligation in respect of such LGE guarantee will be entitled to the same collateral and subsidiary guarantees described below. If the LGE New Credit Support takes the form of a direct loan, LGE and the Company will enter into a credit agreement (the "LGE New Credit Facility"). The terms of the LGE New Credit Facility will be as follows.

 Principal Amount

  The Company will be permitted to borrow under the LGE New Credit Facility up to a maximum amount to be set by LGE and the Company on the Effective Date based on the financing deemed necessary to enable the Company to execute the Operational Restructuring. Such amount may not exceed $60 million.

 Maturity

  Third anniversary of the Consummation of the Prepackaged Plan.

 Payment of Interest

  The obligations of the Company under the LGE New Credit Facility will bear interest from the Effective Date, at a rate per annum equal to LIBOR plus 6.5%, payable on February 1, May 1, August 1 and November 1 in each year, commencing November 1, 1999. Interest will be paid in cash.

 Collateral and Guarantees

  Except as otherwise agreed to by LGE and the Company, the Company's obligations under the LGE New Credit Facility (including reimbursement obligations in respect of any guarantee) will be secured by a first lien on the Company's VSB patents and licenses and by a second lien (junior only to the lien granted pursuant to the Citicorp Exit Facility) on the stock of the Company's Subsidiaries and on equipment, real estate and intellectual property (excluding the tuner and VSB patents and licenses) of the Company and its Subsidiaries. The LGE New Credit Facility (including reimbursement obligations in respect of any guarantee) will be guaranteed by each of the Company's Subsidiaries.

 Mandatory Prepayment

  The Company will be required to make mandatory prepayments on the LGE New Credit Facility and reduce LGE's lending commitment thereunder upon any sale of the VSB patents and licenses and to the extent the Company has excess cash (to be defined in a mutually satisfactory manner) following payments under its other indebtedness.

 Ranking

  The obligations of the Company under the LGE New Credit Facility (including any guarantee) will rank pari passu with all senior indebtedness of the Company existing at the Effective Date or incurred thereafter and will rank senior to all subordinated indebtedness of the Company.

 Conditions to Issuance

  LGE's obligation to enter into the LGE New Credit Facility is conditioned upon the satisfaction or waiver of all of the conditions to LGE's obligations under the Restructuring Agreement, including the Company's release of the Investor Releasees from any and all claims and liabilities.

 Events of Default

  An "Event of Default" is defined in the LGE New Credit Facility as being: default in payment of any principal of or premium on the LGE New Credit Facility; default for 5 days in payment of any interest on the LGE New Credit Facility; default for 30 days after notice in the observance or performance of any other covenant in the LGE New Credit Facility; failure to pay at maturity, or any event of default relating to, $5,000,000 or more in principal amount of any indebtedness for money borrowed by the Company or any Subsidiary under the terms of the instrument under which such indebtedness is outstanding; or certain events in bankruptcy, insolvency, or reorganization (each, individually, a "LGE New Credit Facility Event of Default").

  In case a LGE New Credit Facility Event of Default shall occur and be continuing, the holders of not less than 25% in principal amount of the indebtedness under the LGE New Credit Facility then outstanding may declare the principal of all such indebtedness to be due and payable.

 Modification of the LGE New Credit Facility

  The LGE New Credit Facility may be modified only with the consent of the Company and the holders of not less than 66 2/3% in principal amount of the indebtedness under the LGE New Credit Facility at the time outstanding, except that no such modification shall (i) extend the fixed maturity of LGE New Credit Facility, reduce the rate or extent the time of payment of interest thereon, reduce the principal amount thereof or redemption premium thereon or change the currency in which obligations under the LGE New Credit Facility are payable, or (ii) reduce the aforesaid percentage of indebtedness, the consent of the holders of which is required for any such modification, without the consent of the holders of all indebtedness outstanding under the LGE New Credit Facility.

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                        SOLICITATION; VOTING PROCEDURES

General

  The Company, upon the terms and subject to the conditions set forth herein, is soliciting an acceptance of the Prepackaged Plan from each person or entity that is or was a beneficial interest holder, as of the Voting Record Date, of an Impaired Claim. With respect to the Old Subordinated Debentures, this Disclosure Statement, together with the accompanying forms of Ballot and Master Ballot, envelope and other materials, are being furnished to the holders of the Old Subordinated Debentures (i.e., holders whose respective names (or the names of whose nominees) appear as of the Voting Record Date on the securityholder lists maintained by the trustee (or its agent) under the Old Subordinated Debenture Indenture or, if applicable, that are listed as participants in a clearing agency's security position listing). If such persons or entities do not hold for their own account, they should provide copies of this Disclosure Statement and the appropriate Solicitation Materials to their customers and to beneficial interest holders for whose account they hold. A beneficial interest holder is a holder of a beneficial interest in a Claim that entitles such holder to rights or benefits of ownership even though such holder may not be the holder of record at the Voting Record Date. Securities owned beneficially would include not only securities held by such beneficial interest holder for its own benefit in its own name, but would also include securities held by others for such beneficial interest holder's benefit, such as securities held by banks or other custodians, brokers (whether in such beneficial interest holder's name, the nominee's name or "street name"), executors, administrators or trustees, guardians, attorneys-in-fact, officers of a corporation, general partners of a partnership or other persons acting in a fiduciary or representative capacity. With respect to the Old Subordinated Debentures, any beneficial interest holder that has not received this Disclosure Statement and a Ballot should contact his, her or its nominee. In a conventional chapter 11 case, the debtor is required to file with the bankruptcy court a schedule of the debtor's creditors indicating the amount and nature of the creditors' claims and whether the debtor believes any of such claims are contingent, unliquidated or disputed. The debtor's designation of a claim as contingent, unliquidated or disputed results in the disallowance of that claim unless the creditor files a proof of claim with the Bankruptcy Court.

  The Company intends to ask the Bankruptcy Court for permission not to file a schedule of creditors. The Company believes that this request is warranted because the filing of schedules in this case would be burdensome both in terms of cost and time requirements and because the Company intends to pay General Unsecured Claims in full. The consequence of not filing a schedule of creditors is that creditors are not required to file a proof of claim to substantiate their claims against the debtor, although they may do so at their discretion.

  In the event that the Company decided to object to any claim or seek designation of any vote, the Company would be required to file a motion seeking such relief with the Bankruptcy Court and would be required to serve a copy of that motion on the affected creditor, who as a party in interest would have the right to respond to the Company's motion.

  In addition, under the Bankruptcy Code and Bankruptcy Rules, the Bankruptcy Court has jurisdiction to determine the validity, timeliness and amount of any ballot and any creditor, as a party in interest, has an opportunity to appear and be heard regarding its voting rights with respect to its claim.

Voting Record Date

  Consistent with the provisions of Rule 3018 of the Bankruptcy Rules, the
Company has fixed 5:00 p.m., New York City Time, on                  as the
time and date for determining which holders of Claims are eligible to vote on the Prepackaged Plan pursuant to the procedures set forth herein.

Expiration Date; Extensions; Amendments

  THE SOLICITATION PURSUANT TO THIS DISCLOSURE STATEMENT WILL EXPIRE ON
              . TO BE COUNTED, BALLOTS AND, WHEN APPROPRIATE, MASTER BALLOTS
MUST BE RECEIVED BY 5:00 PM., NEW YORK CITY TIME, ON              , UNLESS THE

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

COMPANY, IN ITS SOLE DISCRETION, EXTENDS OR WAIVES THE PERIOD DURING WHICH BALLOTS AND MASTER BALLOTS WILL BE ACCEPTED BY THE COMPANY, IN WHICH CASE THE TERM "EXPIRATION DATE" FOR SUCH SOLICITATION SHALL MEAN THE LAST TIME AND DATE TO WHICH SUCH SOLICITATION IS EXTENDED.

  Except to the extent the Company so determines or as permitted by the Bankruptcy Court, Ballots and Master Ballots received after the Expiration Date will not be accepted or counted in connection with the request for Confirmation of the Prepackaged Plan.

  The Company expressly reserves the right, at any time or from time to time, to extend the period during which the Solicitation is open. During any extension of the Solicitation, all Ballots and Master Ballots previously given will remain subject to all the terms and conditions of the Solicitation, including the revocation rights specified herein. To extend the Expiration Date, the Company will notify the Solicitation Agent of any extension by oral or written notice and will make a public announcement thereof, each at any time prior to 10:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the means by which the Company may choose to make any public announcement, the Company will not have any obligation, unless otherwise required by law, to publish, advertise or otherwise communicate any such public announcement other than by issuing a news release through the Dow Jones News Service. There can be no assurance that the Company will exercise its right to extend the Solicitation period for the receipt of Ballots and Master Ballots.

  The Company expressly reserves the right to amend, at any time and from time to time, the terms of the Solicitation or the Prepackaged Plan (subject to compliance with the requirements of section 1127 of the Bankruptcy Code and the Bankruptcy Rules and any applicable non-bankruptcy laws and, pursuant to the Restructuring Agreement, with the approval of LGE). If the Company makes a material change in the terms of the Solicitation or the Prepackaged Plan, or if it waives a material condition, the Company will disseminate additional solicitation materials and will extend the Solicitation, in each case to the extent required by law.

Voting Procedures and Other Requirements

 Persons Entitled to Vote

  The following Classes of Claims are impaired under the Prepackaged Plan and all holders of Claims in such Classes as of the Voting Record Date are entitled to vote to accept or reject the Prepackaged Plan upon the terms and subject to the conditions set forth herein and in the Prepackaged Plan:

    Class 2--Citibank Secured Claims

    Class 5--Old Subordinated Debenture Claims

    Class 6--LGE Claims

  To be entitled to vote to accept or reject the Prepackaged Plan, a person must be the beneficial interest holder of a Claim in the impaired, voting Class on the Voting Record Date, regardless of whether such Claims are held of record on the Voting Record Date in such holder's name or in the name of such holder's broker, dealer, commercial bank, trust Company or other nominee. For purposes of determining whether the requisite number of acceptances is received to approve the Prepackaged Plan, only votes which are cast at the direction of beneficial interest holders in accordance with the procedures set forth herein may be counted. The Ballots are being distributed to holders of Claims in Class 2, Class 5 and Class 6. The Master Ballots are being distributed to holders of Claims in Class 5.

 Voting Procedures

  Holders of Impaired Claims are requested to complete an appropriate Ballot and, when appropriate, Master Ballot, in accordance with the instructions set forth thereon and the procedures set forth below and in the Prepackaged Plan.

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

 Beneficial Interest Holders

  Any beneficial interest holder of Claims can vote on the Prepackaged Plan through a nominee by following these instructions:

    1. Provide all the applicable information on the Ballot in accordance with the instructions set forth thereon, including the amount of the Claims held.

    2. Indicate acceptance or rejection of the Prepackaged Plan by checking either the box entitled "Accepts the Prepackaged Plan" or "Rejects the Prepackaged Plan" set forth on the Ballot.

    3. Sign and date the Ballot and provide your name and mailing address if different from the printed address which appears on the Ballot or if no preprinted address appears on the Ballot. If you are completing the Ballot on behalf of another entity, indicate the name of such entity, your relationship with such entity and/or the capacity in which you are signing.

    4. (a) If you are a holder of Old Subordinated Debentures, you may, in addition to voting on the Prepackaged Plan, elect not to consent to the releases granted in the Prepackaged Plan in favor of the D&O Releasees, the Investor Releasees and the Debenture Releasees by checking the box set forth on the Ballot.

  (b) If you hold Old Subordinated Debentures in "street name" through a brokerage firm, bank, trust company or other source, return the Ballot to the nominee as promptly as possible so that the nominee may complete and submit a Master Ballot prior to the Expiration Date. If no pre-addressed, postage-paid envelope was enclosed, contact the Solicitation Agent for instructions.

  (c) If you are both the beneficial interest holder and the record holder of Claims return the Ballot directly to the Solicitation Agent in the enclosed pre-addressed envelope so that it will be received prior to the Expiration Date.

 Brokerage Firms, Banks and Other Nominees

  A brokerage firm which is the registered or record holder of the Old Subordinated Debentures for a beneficial interest holder can vote on behalf of such beneficial interest holder by (i) distributing a copy of this Disclosure Statement, all appropriate Ballots and the other Solicitation Materials to such beneficial interest holder for execution; (ii) collecting all such completed and executed Ballots; (iii) completing a Master Ballot compiling the votes and other information from the Ballots collected; and (iv) transmitting such Master Ballot to the Solicitation Agent on or before the Expiration Date. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlined in the preceding sentence to vote on behalf of such beneficial interest holder.

  Each brokerage firm, bank, or other nominee which submits a Master Ballot must retain all ballots submitted to it by beneficial interest holders for disclosure to the Bankruptcy Court, if so ordered.

  Any Ballot submitted to a brokerage firm, proxy intermediary or other nominee will not be counted until such nominee properly completes and delivers to the Solicitation Agent a corresponding Master Ballot that reflects such beneficial interest holder's vote. Any record holder which is also a beneficial interest holder of the Old Subordinated Debentures should either
(i) return a Ballot to the Solicitation Agent or (ii) prepare and retain a Ballot and include the information from such ballot on the Master Ballot submitted to the Solicitation Agent.

  Holders may receive multiple mailings containing Ballot(s), especially if holders own Old Subordinated Debentures, in street name through more than one broker, bank or other nominee. A beneficial interest holder that holds the Old Subordinated Debentures through more than one broker, bank or other nominee must so disclose on each ballot such holder completes and must cast the same vote on the Prepackaged Plan on each ballot such holder completes. A beneficial interest holder's vote either to accept or to reject the Prepackaged Plan will be counted only once for each Class of Claims held by the holder, regardless of the number of record holders through which such Claims are held. By executing a ballot, a holder certifies, among other things, that, to the extent applicable, such holder has disclosed any bifurcation of beneficial ownership of the Old

Subordinated Debentures and that such holder has cast the same vote on any multiple ballots for holdings in a single Class of Claims. THE NAMES OF ALL BROKER-DEALERS OR OTHER INTERMEDIARIES OR PERSONS THAT HOLD THE OLD SUBORDINATED DEBENTURES FOR A BENEFICIAL INTEREST HOLDER SHOULD BE INDICATED ON THE BALLOTS. AUTHORIZED SIGNATORIES (OTHER THAN BROKERAGE FIRMS AND OTHER PARTICIPANTS) SHOULD SUBMIT SEPARATE BALLOTS FOR EACH BENEFICIAL INTEREST HOLDER FOR WHOM THEY ARE VOTING.

 Other

  If a Ballot is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should indicate such capacity when signing in accordance with the procedures set forth under "Certifications" below and, unless otherwise determined by the Company, must submit proper evidence satisfactory to the Company of authority to so act on behalf of a beneficial interest holder.

  The Company, in its sole discretion, may waive any defect in any Ballot or Master Ballot at any time, either before or after the close of voting, and without notice. Except as provided below, unless the Ballot or Master Ballot being furnished is timely submitted to the Solicitation Agent on or prior to the Expiration Date together with any other documents required by such Ballot or Master Ballot, as the case may be, the Company may, in its sole discretion, reject such Ballot or Master Ballot as invalid and, therefore, decline to utilize it in connection with seeking Confirmation of the Prepackaged Plan by the Bankruptcy Court.

  In the event a Claim is disputed or designated under section 1126(e) of the Bankruptcy Code, any vote to accept or reject the Prepackaged Plan cast with respect to such Claim will not be counted for purposes of determining whether the Prepackaged Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

 Certifications

  For purposes of determining whether the requisite number of acceptances is received to approve the Prepackaged Plan, only votes which are cast by or at the direction of beneficial interest holders of Impaired Claims may be counted. By executing and returning a Ballot, a person or entity (i) will certify to the Bankruptcy Court and the Company that either (a) such person or entity is the beneficial interest holder of the Claims or securities being voted or (b) such person or entity is an authorized signatory for someone or some entity that or which is a beneficial interest holder of the Claims or securities being voted; (ii) will certify to the Bankruptcy Court and the Company that such person or entity (or in the case of an authorized signatory, the beneficial interest holder) has received a copy of this Disclosure Statement and Solicitation Materials and will acknowledge that the Solicitation is being made pursuant to the terms and conditions set forth therein; (iii) will certify to the record holder, the Bankruptcy Court and the Company that either (a) such person or entity has not submitted any other Ballots for such Class of Claims, as the case may be, held in other accounts or other registered names or (b) such person or entity has disclosed on each Ballot completed by such person or entity the existence of Claims in the same Class held in other accounts, or other registered names and the submission of other Ballots for such Claims; (iv) will certify to the record holder, the Bankruptcy Court and the Company that such person or entity has cast the same vote on every Ballot completed by such person or entity with respect to holdings in a single Class of Claims; and (v) will request that such person or entity (or in the case of an authorized signatory, the beneficial interest holder) be treated as the record holder of such securities for purposes of voting on the Prepackaged Plan.

  A brokerage firm or other nominee which is a registered holder will prepare, execute and deliver a Master Ballot to the Solicitation Agent to reflect the votes of the beneficial interest holders it represents. By executing and returning a Master Ballot, such nominee (i) will certify to the Bankruptcy Court and the Company that (a) such nominee has received a copy of this Disclosure Statement, Ballot and other Solicitation Materials and has delivered the same to the beneficial interest holders listed thereon by such nominee, (b) such nominee has received a completed and signed Ballot from each such beneficial interest holder, (c) such nominee is the registered holder of the securities being voted, (d) such nominee has been authorized by each such beneficial interest holder to vote on the Prepackaged Plan, and (e) the beneficial interest holder has certified to such nominee that such beneficial interest holder has not submitted any other Ballots for such Class of Claims held in other accounts or other registered names, or, if held in other accounts or registered names, that the beneficial interest holder has certified to such nominee that such beneficial interest holder has cast the same vote for such Class of Claims, and such nominee will disclose such other accounts or registered holders and such other ballots; (ii) will request that such nominee be treated as the beneficial interest holder of the securities for purposes of voting on the Prepackaged Plan, unless otherwise authorized by the Bankruptcy Court; (iii) will disclose (a) the number of such beneficial interest holders, (b) the respective principal amounts and issues of the Old Subordinated Debentures owned, as the case may be, by each such beneficial interest holder, (c) each beneficial interest holder's respective vote concerning the Prepackaged Plan,
(d) the customer account or other identification number for each such beneficial interest holder; and (iv) will agree to maintain Ballots returned by beneficial interest holders (whether properly completed or defective) for disclosure to the Bankruptcy Court if so ordered.

 Ballots

  A separate form of Ballot and, when applicable, Master Ballot, is to be used for each Class of Impaired Claims. Holders of Claims should take care to use the correct Ballot(s) in voting on the Prepackaged Plan. See "--Incomplete Ballots." If any Ballots are damaged or lost, or if a holder has any questions concerning this Solicitation, it may contact the Solicitation Agent at the address or phone number listed on the back cover of this Disclosure Statement.

 Voting Multiple Claims

  EACH BENEFICIAL INTEREST HOLDER WHICH HOLDS A CLAIM IN MORE THAN ONE CLASS IS REQUIRED TO VOTE SEPARATELY WITH RESPECT TO EACH CLASS IN WHICH SUCH BENEFICIAL INTEREST HOLDER HOLDS A CLAIM.

  A separate Ballot of the appropriate form should be used to vote on the Prepackaged Plan with respect to each Impaired Class of Claims. Votes must be made on the appropriate Ballot in order to be counted. A beneficial interest holder's vote on the Prepackaged Plan will be counted only once for each Class of Claims held by the holder, regardless of the number of Ballots submitted for such Class.

  A holder may not split its vote within a Class of Impaired Claims. For example, if a holder of the Old Subordinated Debentures is submitting a Ballot as to the Old Subordinated Debentures which such holder beneficially owns, such holder must vote all its Old Subordinated Debentures the same way (i.e., all "Accepts the Prepackaged Plan" or "Rejects the Prepackaged Plan"). If a holder of Claims in more than one Class executes one or more Ballots for only one such Class, such holder's vote will count as a vote only once with respect to such Class and will not count as a vote with respect to any Claims in other Classes held by such holder.

 Incomplete Ballots

  It is important that all holders of Impaired Claims vote to accept or reject the Prepackaged Plan, because under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received by an Impaired Class of Claims, the vote will be tabulated based on the ratio of accepting holders of Impaired Claims to all voting holders of Impaired Claims. Therefore, it is possible that the Prepackaged Plan could be approved by any Impaired Class of Claims with the affirmative vote of significantly less than two-thirds in amount and one-half in number of the entire Class of Claims. Failure by a holder of an Impaired Claim to submit a properly executed Ballot or Master Ballot (as appropriate) or to indicate acceptance or rejection of the Prepackaged Plan in accordance with the instructions set forth thereon and the procedures set forth herein shall be deemed to constitute an abstention by such holder with respect to a vote regarding the Prepackaged Plan, unless cured or waived. Abstentions as a result of failing to submit a properly executed Ballot or Master Ballot (when appropriate) or failing to indicate a vote either for acceptance or rejection of the Prepackaged Plan will not be counted as votes for or against the Prepackaged Plan. The Company, in its sole discretion, may waive any defect in any Ballot or Master Ballot at any time, either before or after the close of voting, and without notice. No assurance can be given, however, that the Bankruptcy Court will recognize any such waiver.

Agreements Upon Furnishing Ballots

  The delivery of a Ballot or Master Ballot indicating a vote to accept the Prepackaged Plan by a holder of an Impaired Claim pursuant to the procedures set forth above will constitute an agreement between such holder and the Company to accept (i) all the terms of, and conditions to, this Solicitation and (ii) all the terms of the Prepackaged Plan.

Method of Delivery of Ballots

  The method of delivery of Ballots and Master Ballots to be delivered to the Solicitation Agent is at the election and risk of each holder of an Impaired Claim. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Ballot is actually received by the Solicitation Agent. Instead of effecting delivery by mail, it is recommended, though not required, that such holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. Delivery of a Ballot by facsimile, e-mail or any other electronic means will not be accepted. No Ballots or Master Ballots should be sent to the Company, any indenture trustee, or the Company's financial or legal advisors.

Withdrawal of Ballots; Revocation

  Any holder of Impaired Claims that has delivered a valid Ballot or Master Ballot, as appropriate, voting on the Prepackaged Plan may withdraw such vote by delivery of a written notice of withdrawal to the Solicitation Agent at any time prior to the earlier of (i) the commencement by the Company of the Prepackaged Chapter 11 Case or (ii) the Expiration Date. Thereafter, Ballots or Master Ballots may be revoked only with the approval of the Bankruptcy Court. Votes cast pursuant to a Master Ballot may be withdrawn or modified on an individual beneficial interest holder basis. In the case where more than one timely, properly completed Ballot or Master Ballot relating to a particular Class of Claims held by a particular holder is received, only the Ballot or Master Ballot, as the case may be, which bears the latest date will be counted for purposes of determining the vote.

  A notice of withdrawal, to be valid, must (i) contain the description of the Claim to which it relates and the aggregate principal amount represented by such Claim, (ii) be signed by the holder of such Claim in the same manner as the original Ballot or Master Ballot, (iii) contain a certification that the withdrawing party was the beneficial interest holder of the Claim on the Voting Record Date and possesses the right to withdraw the vote sought to be withdrawn and (iv) be received by the Solicitation Agent in a timely manner as described above. Prior to the filing of the Prepackaged Plan, the Company intends to consult with the Solicitation Agent to determine whether any withdrawals of Ballots were received. The Company expressly reserves the absolute right to contest the validity of any such withdrawals of Ballots. See "--Waivers of Defects, Irregularities, Etc."

  Unless otherwise determined by the Company or directed by the Bankruptcy Court, a purported notice of withdrawal of a Ballot or Master Ballot which is not received in a timely manner by the Solicitation Agent will not be effective to withdraw a previously furnished Ballot or Master Ballot.

  The Company will pay all reasonable and customary costs, fees and expenses relating to the Solicitation, including without limitation, mailing and handling costs of brokers, dealers, commercial banks, trustees, indenture trustees and other nominees. The Company will not pay any incentive or acceptance fees in connection with the Solicitation.

Solicitation Agent

  The Company has engaged Georgeson & Company Inc. as the Solicitation Agent in connection with the Solicitation. The Company expects that the Solicitation Agent will receive reasonable and customary compensation for services rendered in connection with the Solicitation, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain expenses in connection therewith. All deliveries to the Solicitation Agent relating to the Solicitation should be directed to one of the addresses set forth on the back cover page of this Disclosure Statement. Requests for information or additional copies of this Disclosure Statement, Ballots or Master Ballots should be directed to the Solicitation Agent at
(800) 223-2064.

Notice Agent

  The Company intends to seek approval of the Bankruptcy Court to hire Poorman Douglas Corporation as the Notice Agent. The Notice Agent will process and deliver notices as required during the Prepackaged Chapter 11 Case. It may also assist the Company with other tasks.

Waivers of Defects, Irregularities, Etc.

  Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance and revocation or withdrawal of Ballots or Master Ballots will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Ballots or Master Ballots not in proper form, the acceptance of which, in the opinion of the Company or its counsel, would not be in accordance with the provisions of the Bankruptcy Code. The Company further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot unless otherwise directed by the Bankruptcy Court. The Company's interpretation of the terms and conditions of the Prepackaged Plan (including the Ballot or Master Ballot and these respective Voting Instructions thereto), unless otherwise directed by the Bankruptcy Court, shall be final and binding on all parties. While the Company will exercise sole discretion as to the validity, form, eligibility, acceptance and revocation or withdrawal of Ballots and Master Ballots, the Bankruptcy Court will be the final arbitrator with respect to all issues relating to the Ballots and Master Ballots. Any holder of a Ballot or Master Ballot who believes that the Company has incorrectly determined the validity, form, eligibility or any other aspect of a Ballot or Master Ballot it filed may seek a ruling from the Bankruptcy Court with respect to such determination. While there is no specific provision of the Bankruptcy Code that governs under what circumstances the Bankruptcy Court would reach a different interpretation than the Company with respect to a Ballot or Master Ballot, the Bankruptcy Court presumably would consider the merits of each party's position and likely determine whether cause exists to reach a different determination than reached by the Company.

  Unless waived, any defects or irregularities in connection with deliveries of Ballots or Master Ballots must be cured within such time as the Company (or the Bankruptcy Court) determines. Neither the Company nor any other person or entity will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots or Master Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots or Master Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots or Master Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will not be counted.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  Management's discussion and analysis of the Company's results of operations and financial condition for the first three months of 1999 compared with the first three months of 1998, set forth below, have largely been excerpted from the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 1999. Management's discussion and analysis of the Company's results of operations and financial condition for the fiscal years 1998, 1997 and 1996, set forth below, have largely been excerpted from the Company's 1998 Annual Report on Form 10-K. Accordingly, such discussions generally do not reflect the financial impact of the Restructuring and should therefore be read in conjunction with the information contained in "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION," "SELECTED CONSOLIDATED FINANCIAL DATA" and the Company's Consolidated Financial Statements and related notes thereto contained elsewhere in this Disclosure Statement. See "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Results of Operations: First Quarter of 1999 Compared to First Quarter of 1998

  The Company's first quarter net loss, excluding restructuring charges, was $21.8 million in 1999 compared to $35.2 million in 1998. Including a $3.3 million restructuring charge, the Company reported a 1999 first quarter net loss of $25.1 million or $0.37 per basic and diluted common share. In the 1998 first quarter, including a $2.6 million restructuring charge, the Company reported a net loss of $37.8 million or $0.55 per basic and diluted common share.

  The first quarter of 1999 and 1998 restructuring charges related to costs associated with work performed by outside consulting and law firms to support the development of the Operational Restructuring, the Financial Restructuring and the Prepackaged Plan.

  The Company's core business--the development, manufacture and distribution of a broad range of products for the delivery of video entertainment--is composed of two major product areas--Consumer Electronics (which includes color picture tube operations) and NWS (which includes the design and manufacture of digital and analog set-top boxes along with data modems sold primarily to cable and satellite television operators).

  Total first quarter sales were $150.6 million in 1999, down 32% from $220.7 million in 1998. Consumer Electronics sales declined $83.6 million (or 41%) in the 1999 quarter compared with the same period in 1998, driven largely by planned sales reductions in lower-margin color television products and a change in distribution strategy whereby certain VCRs were sold directly from LGE rather than through the Company's direct sales organization. The Company received a royalty ($0.6 million in 1999) for these sales. The 1999 sales decrease also resulted from (i) a shortage of certain products including projection televisions; (ii) a large 1997 year-end finished goods inventory which necessitated aggressive promotions in the first quarter of 1998 and
(iii) LGE's Canadian affiliate purchasing $4.5 million less in 1999.

  Sales of NWS products increased $13.5 million (or 75%) in the first quarter of 1999 compared with a year ago. The increase reflects continued strong demand for digital set-top boxes from both domestic customers and emerging international markets which began in late 1998.

  The Company's 1999 first quarter gross margin was $15.9 million compared to $7.2 million in the prior year. This was primarily the result of: (i) lower depreciation expense and other fixed manufacturing costs eliminated in the 1999 first quarter (due to restructuring activities which were primarily in the fourth quarter of 1998), (ii) a favorable change in product mix to more NWS products, (iii) favorable spending and material costs at the Reynosa plant, and (iv) a planned reduction in the sale of lower margin business.

  Selling, general and administrative expenses were $25.9 million in the first quarter of 1999, compared with $30.7 million in the previous year. Expenses for 1999 benefited from lower advertising costs and the Company's continuing efforts to downsize staffing.

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  Other operating expense (income) was $(7.7) million for the first quarter of
1999 and $(7.2) million for the same period in 1998. Other operating income in the first quarter of 1999 includes $6.2 million of accrued royalty income from manufacturers of television sets and VCRs who have taken licenses under some of the Company's U.S.tuner system patents. This income was $6.3 million in the first quarter of 1998.

  Interest expense was $11.4 million in the first quarter of 1999, compared with $8.2 million in the comparable period of the previous year. The change resulted from higher funding requirements in 1999 (at generally higher interest rates) for Company operations and the Company's need to accrue interest on the amount the Company owes LGE for LGE's guarantee of the Company's obligation under the sale-leaseback agreement.

  During the three months ended April 3, 1999, $18.4 million of cash was provided by operating activities principally as a result of $39.4 million of cash provided by the change in current accounts, which was principally composed of a $51.1 million decrease in receivables and a $10.3 million decrease in inventories, partially offset by an $18.9 million reduction in accounts payable and accrued expenses. The decrease in receivables was the result of lower revenue in the first quarter of 1999 and the Company's continued effort to reduce its aged receivables. The decrease in inventories and accounts payable and accrued expenses resulted primarily from the Company decreasing manufacturing activities as part of its operational restructuring plan and its continuing effort to improve its rate of finished goods turnover. Cash was used to fund $20.5 million of net losses from operations as adjusted for depreciation.

  During the three months ended April 3, 1999, $5.4 million of cash was provided by investing activities. This was composed of $5.8 million of cash received from the sale of certain property, partially offset by $0.4 million of cash used for capital additions.

  During the three months ended April 3, 1999, $18.6 million of cash was used by financing activities. This was composed of a $17.8 million repayment of revolving credit borrowings under the Amended Citibank Credit Facility and $0.8 million repaid to LGE from proceeds from the sale of equipment previously included in the sale-leaseback transaction.

Results of Operations: 1996 to 1998

  The statements of consolidated operations summarize operating results for the last three years. This section highlights the main factors affecting the changes in operating results during the three-year period.

 Revenues

  Sales in 1998 were $985 million, down 16% from 1997 sales of $1,173 million. Sales in 1997 decreased 9% as compared to 1996 sales of $1,288 million.

  The Company's core business--the development, manufacture and distribution of a broad range of products for the delivery of video entertainment--is composed of two major product areas--Consumer Electronics (which includes color picture tube operations) ("Consumer Electronics") and NWS (which includes the design and manufacture of digital and analog set-top boxes along with data modems sold primarily to cable and satellite television operators).

  In Consumer Electronics, the color television market remains extremely competitive. Price competition continued during 1998 and 1997, forcing the Company to reduce color television prices in each year to attempt to maintain sales volumes and market share. This price competition may continue to adversely affect the Company's performance.

  Consumer Electronics sales declined $237 million (or 21%) in 1998 from 1997, driven largely by planned sales reductions in lower-margin color television products and a change in distribution strategy whereby certain VCRs are sold directly from the manufacturer (LGE) rather than through the Company's direct sales

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organization. The Company receives a royalty ($1.5 million in 1998) for these sales. The Company estimates that industry-wide color television unit sales to dealers (including projection television) increased by 8% in 1998 to 26.4 million units (following a decrease of 4% in 1997 to 24.5 million units).

  Consumer Electronics sales decreased 7% in 1997 from 1996, primarily due to soft demand for direct-view color television sets (particularly during the traditionally strong fourth quarter) and lower VCR sales. In addition, sales continued to be negatively impacted as the Company suffered delays in production of new high-margin Consumer Electronics products. Because of picture tube availability problems, the Company's domestic direct-view color television unit sales declined compared to 1996, but the Company gained market share in key large screen categories. The company estimates that industry-wide color television unit sales to dealers (including projection television) decreased by 4% in 1997 to 24.5 million units (following a decrease of 3% to 25.5 million units in 1996 and a decrease of 4% to 26.2 million units in
1995).

  Sales in 1997 were negatively impacted as a result of a dispute the Company had with a Brazilian customer. The Company shipped dramatically less to this customer during 1997, and as a result the Company's international sales were lower than expected.

  Sales of NWS products increased $49 million (or 86%) in 1998 compared with 1997 due to shipments of digital set-top boxes, which were first introduced in the second half of 1997. NWS 1997 sales were down significantly compared with 1996 due to slowing industry-wide demand for analog set-top boxes as cable operators prepared to launch digital networks. Shipments of cable modems, while still relatively small, rose during 1997. During 1996, the Company signed a multi-year agreement with the Americast programming venture to provide digital set-top boxes to a consortium of telecommunications companies. Initial shipments under this contract began in 1997.

 Costs and Expenses

  In light of the Company's net losses, the competitive environment and inflationary cost pressures, the Company has undertaken major cost reduction programs in each of the last three years. These programs included cost control and profit improvement initiatives: design, manufacturing, logistics and distribution improvements and business consolidations. The Company continues to seek ongoing additional cost reduction opportunities.

  The Company's 1998 gross margin was $79.3 million compared to ($7.4) million in 1997 and $30.9 million in 1996. This was primarily the result of (i) significant 1997 excess and obsolete inventory charges (approximately $44 million), (ii) decreased 1998 raw material costs, (iii) 1998 planned reductions in lower-margin color television products, (iv) lower depreciation expense in 1998 (due to the asset impairment charges the company recorded in December 1997), (v) lower overall spending during 1998 for manufacturing overhead items and (vi) large 1997 losses in color picture tube operations which resulted from high operating costs and performance difficulties associated with new product start-up and new automated production processes. These product and process problems created a large amount of rework inventory that necessitated the significant charges for excess and obsolete inventory. The 1998 gross margin was negatively impacted by approximately $15 million as the Company became aware of potential problems with certain projection television sets manufactured by the Company and recorded charges to cover a customer notification and retrofit program.

  The 1996 gross margin was also negatively impacted by write-offs of excess and obsolete inventory and charges for hourly employees' severance.

  Selling, general and administrative expenses were $126.6 million (12.9% of revenues) in 1998, $178.3 million (15.2% of revenues) in 1997 and $167.8 million (13.0% of revenues) in 1996. The 1997 results included bad debt charges (approximately $25 million) of which $21 million was related to a dispute the Company had with the Brazilian customer discussed above. Expenses for 1998 also benefited from lower merchandising and advertising costs and the Company's continuing efforts to downsize staffing.

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  Amounts that the Company spends each year on engineering and research relating to new products and services and to improvements of existing products and services are expensed as incurred. These amounts were $39.1 million in 1998, $42.9 million in 1997 and $46.7 million in 1996. These expenses as a percentage of revenues were approximately 4% in each year during the three years ended December 31, 1998.

 Other Operating Expense (Income)

  Other operating expense (income) was ($43.0) million in 1998, $42.4 million in 1997 and ($26.3) million in 1996. Included in these amounts is royalty income related to manufacturers of television sets and VCRs who have taken licenses under some of the Company's U.S. tuner system patents. Royalty income from tuner system patents was $35 million in 1998, $26 million in 1997 and $27 million in 1996.

  In 1998, Other operating expense (income) also included $1.5 million of royalty income related to the previously discussed change in VCR distribution strategy.

  In 1997, Other operating expense (income) was significantly impacted as the Company recorded $64 million in charges for asset impairments. As required by Statement of Financial Accounting Standards (FAS) No. 121--Impairment of Long-Lived Assets, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. During the fourth quarter of 1997, an impairment was recognized for the Consumer Electronics business because the future undiscounted cash flows of assets were estimated to be insufficient to recover their related carrying values. As such, the Company recognized an expense of $54 million and established a valuation reserve for the write-down of the excess carrying value over fair market value. The fair market value used in determining the impairment loss was based upon management and third party valuations. In 1998, impairment of long-lived assets was related to the Company's Operational Restructuring and as a result such charges were included in restructuring expense as discussed below.

  Also, in accordance with FAS 121, certain long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. During the third quarter of 1997, the Company recorded a charge of $10 million related to the impairment of certain long-lived assets to be disposed of. The charge related primarily to (i) assets that were sold or scrapped as a result of the Company's decision to phase out of its printed circuit board operation, (ii) assets that were sold or scrapped as a result of the Company's decision not to develop the proposed large-screen picture tube plant in Woodridge, Illinois and (iii) a building in Canada that was sold in December 1997.

 Restructuring Charges

  During 1998, the Company provided for impairment of assets and restructuring costs related to its Operational Restructuring, whereby the Company intends to transform itself from an integrated manufacturer and distributor of consumer electronics products into a sales, distribution and technology company. The Company's current business plan requires that it close and dispose of all, or substantially all, of its manufacturing facilities and outsource all, or substantially all, product lines.

  The $202.3 million of restructuring charges recorded by the Company in 1998 are composed of (i) the non-cash loss on the termination of the Leveraged Leases ($68.8 million), (ii) bank and financing fees and the non-cash loss related to the write-off of certain deferred finance charges ($36.6 million excluding the accelerated amortization of the remaining $9.1 million deferred gain discussed below), (iii) the non-cash impairment of property, plant and equipment ($47.2 million), (iv) severance and costs for staff reductions ($24.8 million), (v) plant closure and business exit costs ($18.8 million),
(vi) professional fees ($11.5 million), (vii) non-cash inventory writedowns ($3.2 million) and (viii) other costs associated with the restructuring effort ($0.5 million). Of the $202.3 million of restructuring charges, asset writeoffs amounted to $144.6 million, cash payments in 1998 were $26.4 million and restructuring reserves at December 31, 1998, were $31.3 million.

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  As mentioned above, the Company incurred a $68.8 million loss in the third quarter on the termination of the Leveraged Leases. The Company's payment obligations under the lease were fully guaranteed by LGE, which made a negotiated settlement payment of $90.1 million in the third quarter of 1998 to the lessor. The appraised value of the equipment is now significantly less than the original investment value, thus resulting in the loss of $68.8 million. This loss was calculated as the difference between the $90.1 million liability to LGE for settlement of the obligations and the $21.3 million appraised value of the equipment.

  Of the $36.6 million write-off of deferred financing fees, $28.3 million of the fees related to the Leveraged Leases. (These amounts do not include the accelerated amortization of the remaining $9.1 million deferred gain related to the 1997 sale of assets into the leveraged lease.) Also, $3.9 million was related to the receivable securitization and $1.6 million was related to the Amended Citicorp Credit Facility. Additionally, the Company incurred $2.8 million in banking and financing fees and expenses related to its continuing efforts to secure financing commitments.

  The impairment of property, plant, and equipment of $47.2 million relates primarily to the Company's commitment in 1998 to dispose of its manufacturing facilities. During the fourth quarter, the Company identified and entered into agreements with various suppliers to outsource its product lines, thus enabling the Company to commit to disposing of certain assets. As of December 31, 1998, the Company had announced the closure of the Melrose Park, Illinois, Juarez, Mexico, and Matamoros, Mexico manufacturing facilities and reclassified those assets as being held for disposal. The Company began winding down production at each of these facilities in the fourth quarter; and subsequent to December 31, 1998, both the Juarez and the tuner and remote operations located in the Matamoros facilities were shut down. Melrose Park production has ceased as well. In February 1999, the Company sold the electron gun operations located in Matamoros to a third party for $4.4 million less escrowed amounts. Although the Company continues to operate its Chihuahua, Mexico facility, it is actively seeking a buyer for the entire NWS business, which this facility supports. Thus, the Chihuahua property, plant, and equipment is also considered held for disposal. The carrying value of property, plant, and equipment related to all of the assets held for disposal is $43.0 million. The only manufacturing facilities to be used by the Company to produce its 1999 product line will be the Company's Chihuahua and Reynosa, Mexico facilities. This latter facility will be transferred to LGE upon Consummation of the Prepackaged Plan in exchange for the cancellation of certain of the Company obligations to LGE. The Reynosa facility will be transferred to LGE at its fair value, which approximates the Company's current carrying value.

  Impairment losses were calculated based on the excess of the carrying amount of assets over the assets' fair values. The fair values used in determining impairment losses were based upon management's estimates of expected sales proceeds and third-party appraisals and valuations, including management and third party estimates of potential environmental liabilities. The fair value estimates considered whether the assets are expected to be sold as going-concern operations or under orderly liquidation. Previously, the fair value estimates for these assets reflected the Company's continued use of the assets. The change in fair value estimates due to the Company's commitment to dispose of certain assets and resulted in the additional impairment charge incurred during the fourth quarter of 1998.

  The Company plans to dispose of all of these assets during 1999, by either selling portions of operations, properties, equipment, and inventories as going concerns, by selling individual assets located at the facilities, or by permanently idling assets to the extent that they remain unsold.

  The impairment charges discussed above are based upon management and third-party estimates of the recoverability of long-lived assets and the fair value of related assets. It is reasonably possible that the Company's estimates of the recoverability of long-lived assets and the fair value may change as new information becomes available and circumstances change.

  It is anticipated that the implementation of the Company's Operational Restructuring plan will result in the termination, at a cost of $22.9 million, of approximately 4,200 employees by December 31, 1999, primarily at the Company's manufacturing facilities. During 1998, the Company terminated approximately 2,500 of these

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employees. These terminations resulted in expenditures of $7.5 million in
1998, with the $15.4 million remaining to be paid in 1999. Additionally, during 1998, the Company incurred expenditures of $1.9 million to retain key management employees throughout the Operational Restructuring.

  Included in the total $18.8 million of plant closure and business exit costs are $5.8 million of plant costs at the Melrose Park, Illinois facility incurred to maintain the property subsequent to the cessation of manufacturing activities. In addition, plant closure and business exit charges reflect $2.1 million of legal costs, $2.1 million of duty payments related to plant equipment in Mexico that the company is selling or disposing of and a $1.5 million charge for the early termination of various leases. An additional charge of $2.9 million was incurred for payments given to Melrose Park employees to stabilize employment and maintain production after the announcement of the plant closure. Plant closure and business exit costs also included a $2.9 million charge related to management salaries and labor costs associated with the closure of the facilities and $1.5 million of other exit/plant closure costs. The Company has incurred cash outlays of $3.8 million in 1998 of plant closure and business exit costs, and the Company expects to incur additional cash outlays of $15.0 million in 1999 and 2000.

  The $11.5 million charge for professional fees reflects work performed by outside professionals to support the development of the Company's
Restructuring.

  Reorganization and additional restructuring charges of approximately $27 million are expected to be incurred in 1999 as the Company continues to implement its Restructuring. The Company will continue to incur costs for professional fees in order to support the implementation of the Prepackaged Plan. These fees are estimated to be approximately $8 million. The Company also expects to incur additional severance costs of approximately $14 million. These severance charges could be incurred upon the transfer of the Reynosa manufacturing facility to LGE, which will occur concurrently with the Consummation of the Prepackaged Plan, upon the sale of the NWS business, and upon the further reorganization of corporate personnel to support the Company's transformation from an integrated manufacturer to a sales, distribution and technology company. Additional deferred financing costs of approximately $2 million are expected to be written off as a result of the Consummation of the Prepackaged Plan. Additional plant closure/exit costs and staff retention costs are anticipated to total approximately $3 million in 1999.

  The benefits from the above actions made pursuant to the Operational Restructuring did not have a material effect on the Company's 1998 financial results. The successful implementation of the Operational Restructuring will result in the Company becoming less complex. As a result of these actions, the Company expects that there will be cost reductions during 1999 stemming from exiting manufacturing: depreciation, corporate payroll, plant operations and working capital costs. These cost savings will be partially offset by purchase costs as the Company will rely on third-party vendors to manufacture substantially all of its products. The amount of 1999 savings are dependent on the timing of the implementation of the Operational Restructuring, the Financial Restructuring and the Company's ability to achieve its financial performance objectives going-forward.

  The Company did not incur any restructuring costs during 1997.

  During the fourth quarter of 1996, the Company recorded $9.3 million of restructuring charges. The restructuring was composed of $5.2 million of charges related to severance costs associated with employment reductions (mostly in the Company's U.S. salaried workforce) and $4.1 million of charges associated with the shutdown of the Company's wholly-owned Canadian distributor. Substantially all of the provisions were related to cash expenditures that were made during 1997.

 Gain (Loss) on Asset Sales

  In 1998, the Company recorded a $16 million gain related to the sale of its headquarters building in Glenview, Illinois. In 1997 and 1996, the gain (loss) on asset sales was not material.

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 Interest Expense

  Interest expense was $44 million in 1998, $26 million in 1997 and $15 million in 1996. The change in 1998 from 1997 resulted from higher funding requirements (at generally higher interest rates) for Company operations and the Company's need to accrue interest to LGE on the $90.1 million the company owes LGE for LGE's payment under the guarantee of the Company's obligation under the sale-leaseback agreement.

  The increased amount in 1997, when compared to 1996, resulted from higher funding requirements for Company operations. To assist in funding these requirements, the Company entered into various financing transactions.

 Income Taxes

  Due to the Company's continuing losses, provisions made for U. S. federal and state income taxes during the last three years have not been material. Foreign income tax expense in 1998 was $3.0 million.

 Net Income

  As a result of the factors described above, the Company's net losses, excluding restructuring and asset impairment charges were $73 million in 1998, $235 million in 1997 and $169 million in 1996. Including restructuring and asset impairment charges, net losses were $276 million in 1998, $299 million in 1997 and $178 million in 1996. Corresponding per share losses were $4.08 in 1998, $4.49 in 1997 and $2.73 in 1996.

Cash Flows

  The statements of consolidated cash flows reflect the changes in cash for the last three years by classifying transactions into three major categories-- Operating, Investing and Financing activities.

 Operating Activities

  A principal use of the Company's liquidity is the cash used by operating activities which consists of the Company's net loss as adjusted for non-cash operating items and the changes in current assets and liabilities such as receivables, inventories and payables.

  During 1998, $152 million of cash was used by operating activities principally to fund $100 million of net losses from operations, as adjusted for non-cash restructuring and asset impairment charges and depreciation. In addition, $47 million of cash was used to fund the change in current accounts, which was principally composed of a $114 million increase in receivables (net of a $42 million allowance for doubtful accounts), and a $27 million decrease in accounts payable and accrued expenses, which were offset by an $80 million decrease in inventories. The increase in receivables and the allowance for doubtful accounts was mainly due to the receivable securitization agreement with Citibank being terminated during the third quarter of 1998. As a result, receivables are no longer sold and transferor certificates (which represented the Company's retained interest in the pool of receivables that were sold) do not exist. The decrease in inventories and accounts payable and accrued expenses resulted primarily from the Company decreasing manufacturing activities as part of its Restructuring. Cash used by operating activities also included $17 million attributable to gain on asset sales, net, primarily as a result of the gain realized on the sale of the Company's headquarters.

  In 1997, operating activities provided $86 million of cash, including $111 million of cash provided because of the reclassification of cash used in connection with the establishment of a receivables securitization program from operating activities to investing activities. Were the effects of this reclassification excluded, operating activities would have resulted in a net use of $25 million of cash.

  Net losses from operations as adjusted for depreciation and charges for asset impairment were $198 million. This use of cash was offset by $260 million in cash provided from changes in current accounts, $11 million in other asset and liability changes, and $12 million from losses on asset sales and other non-cash items.

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  The $260 million change in current accounts included a $187 million decrease in receivables and $90 million decrease in inventories. The decrease in receivables was mainly due to the receivable securitization agreement with Citicorp being put in place during 1997, which accounts for transactions under this agreement as a sale of receivables. The cash used in the securitization facility is reported in Investing Activities as an increase in transferor certificates.

  The net effect of the decrease in receivables and the increase in transferor certificates was a decrease of $76 million which was primarily related to the lower sales levels, particularly in the fourth quarter of 1997, the $21 million bad debt charge related to a dispute the company had with a Brazilian customer, and the sale of receivables to outside investors under the receivable securitization agreement. The decrease in inventories was related to reduced amounts of purchases in anticipation of the lower fourth quarter sales. In addition, the Company reduced cash used by operating activities by issuing common stock to the retirement savings plans to fulfill the 1996 obligation to salaried employees. This issuance increased stockholders' equity by $5 million.

  In 1996, $24 million of cash was used by operating activities principally to fund $143 million of net losses from operations as adjusted for depreciation. The change in current accounts provided $116 million of cash and was principally composed of a $180 million increase in accounts payable and accrued expenses offset by a $53 million increase in inventories and an $8 million increase in receivables. The increase in accounts payable and accrued expenses was mainly due to increased amounts of accounts payable, composed of
(i) contracts with LGE which permit the Company to elect interest-bearing extended-payment terms ($107 million at December 31, 1996, and $9 million at December 31, 1995) and (ii) all other accounts payable ($110 million at December 31, 1996, and $63 million at December 31, 1995). The increase in the LGE extended payables is due to a lengthening of the terms, while the increase in the other accounts payable is due mainly to the increased levels of inventory. In addition, the Company reduced cash used by operating activities by issuing common stock to the profit-sharing retirement plans to fulfill the 1995 obligation to salaried employees and some hourly employees. This issuance increased stockholders' equity by $5 million.

 Investing Activities

  Historically the principal recurring investing activity has been the addition of property, plant and equipment. These expenditures are primarily for equipment and tooling related to product improvements, more efficient production methods and replacement for normal wear. In 1997, another major investing activity became the initial investment in transferor certificates and the distribution of investor certificates that were both generated under the receivable securitization with Citibank, which agreement was terminated in 1998.

  During 1998, $119 million of cash was provided by investing activities. This was primarily attributable to the $111 million decrease in transferor certificates due to the termination of the Citibank receivables facility. Additionally, $30 million of cash was received from the sale of receivables prior to the termination of the receivable securitization agreement with Citibank and $23 million was received from the sale of the Company's headquarters building, offset by $8 million used for capital additions and $41 million used to pay off the investor certificates upon the termination of the receivable securitization agreement with Citibank. The capital additions during 1998 of $8 million were significantly lower than the 1997 amount of $83 million, which was the result of spending related to projects primarily in the color picture tube area, which included new automated production processes and the addition of new production lines for computer display tubes.

  In 1997, investing activities used $90 million of cash, which consisted of $188 million of proceeds from asset sales offset by the initial $111 million securitization of receivables with Citibank, capital additions of $83 million and the distribution of $84 million of investor certificates. The proceeds from asset sales were primarily composed of $95 million of cash received from the sale of receivables (sold via the receivable securitization with Citibank) and $87 million of cash received in connection with a sale-leaseback transaction whereby the Company sold and leased back new and existing manufacturing equipment in its Melrose Park, Illinois, picture tube plant and in its Reynosa and Juarez, Mexico, facilities. Capital additions in 1997 included expenditures discussed above.

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  In 1996, investing activities used $125 million of cash, which consisted of capital additions of $129 million offset by $4 million of proceeds from asset sales. The level of capital additions in 1996 was significantly higher than other years primarily to support the expansion and modernization of the company's Melrose Park, Illinois, picture tube plant, and its Chihuahua, Mexico, plant for digital set-top boxes.

 Financing Activities

  During 1998, $33 million of cash was provided by financing activities. This was composed of $78 million of borrowings under the Company's various short-term facilities, offset by cash used to pay the $6 million current portion of the Old Subordinated Debentures due 2011, $38 million used to pay off the term loan negotiated in 1997 and $0.5 million used to redeem the Company's 8.5% senior subordinated convertible debentures due January 2001.

  In 1997, financing activities provided $4 million of cash, which included $45 million provided as a result of borrowings under the Company's new term loan, $25 million of increased borrowings under the Company's short-term debt agreements and $1 million provided from sales of the Company's common stock to employees of the Company via the exercise of previously issued stock options. This was offset by $31 million of cash used to pay off the old term loan, $24 million of cash used to redeem the 8.5% senior subordinated convertible debentures due November 2000, $7 million of cash used to pay maturities of the new term loan and $6 million of cash used to pay maturities of the Old Subordinated Debentures.

  In 1996, financing activities provided $55 million of cash, which included $47 million provided as a result of borrowings under the Company's credit agreement and $15 million provided from sales of the Company's common stock to employees of the Company via the exercise of previously issued stock options. This was offset by $7 million of cash used to pay maturities of the old term loan.

Financial Condition

  As of April 3, 1999, the Company had $454.9 million of interest-bearing obligations which consisted of: (i) $130.1 million of extended-term payables with LGE, (ii) $103.5 million of Old Subordinated Debentures (the current portion of which was $11.5 million), (iii) $30.0 million currently payable under the remaining Unsecured Bank Loans, (iv) $72.0 million owed to LGE as a result of LGE's payments under demands against guarantees on the Unsecured Bank Loans, (v) $89.3 million owed to LGE as a result of LGE's payment under the guarantees of the Leveraged Leases and (vi) $30.0 million outstanding under a secured credit facility with LGE. As of April 3, 1999, there was no balance outstanding under the Amended Citibank Credit Facility.

  In October 1997, in conjunction with amendments to the Citibank Credit Facility, LGE agreed to provide credit support for up to $160 million of third-party financing in consideration of a credit support fee of approximately 2% per annum of the facilities actually obtained by the Company and guaranteed by LGE (to be paid in cash or equity). With such LGE credit support, between November 1997 and February 1998, the Company obtained a total of $110 million in unsecured and uncommitted credit facilities through four lines of credit with Bank of America ($30 million), First Chicago NBD ($30 million), Societe Generale ($20 million) and Credit Agricole ($30 million). The credit lines were guaranteed by LGE for which LGE is entitled to receive a fee in an amount up to 2% of the outstanding amount of the loans payable in either Old Common Stock or cash. As of April 3, 1999, the Company owed LGE $1.6 million in guarantee fees. The Company granted liens in favor of LGE on the capital stock of the Company's domestic Subsidiaries, on the Company's intellectual property (other than tuning patents, tuning patent royalties and related license agreements) and certain other Company assets to secure the guarantees of LGE for borrowings under these credit lines. As of December 31, 1998, only the Credit Agricole loan remains outstanding in the amount of $30 million. During the second and third quarter of 1998, LGE made payments under demands against guarantees on $72 million of the facilities and during the second quarter of 1999 LGE made a payment under a demand against its guarantee of the remaining $30 million. The Company is obligated to LGE for these payments plus interest. During the third quarter of 1998, the Citibank Credit Facility (initially composed of a $45 million amortizing term loan and a $65 million revolving credit line) was amended and restated. The Amended Citibank Credit Facility provides for up to $125 million of revolving loans, subject to borrowing base restrictions. In April 1999, the Amended Citibank Credit Facility was amended to extend the term until the earlier of
(a) the Company's court filing for the Prepackaged Plan and (b) August 31, 1999. Pursuant to the Restructuring Agreement, LGE has agreed to provide additional credit support of up to $60 million. LGE's obligation to provide such financing is subject to the conditions set forth in the Restructuring Agreement including Consummation of the Prepackaged Plan. This additional credit support is not included in LGE's previous commitment to provide $160 million of credit support to the Company.

  In March 1998, the company entered into a secured credit facility with LGE which provides for borrowings of up to $45 million. The term of the facility (as amended) is one year from the date of the first borrowing, subject to LGE's right to demand repayment at anytime, after August 31, 1999. Repayment is due in full at the end of the term. The first such borrowing occurred in May 1998, and as of April 3, 1999, $30 million was outstanding under the facility. The facility is secured by a second lien on certain of the Company's assets, including its VSB technology, and is subject to certain terms and conditions.

  In April 1997, a three-year trade receivables securitization was provided through a Citicorp commercial paper conduit. The availability of funds under this receivable securitization was subject to receivables eligibility based on such items as agings, concentrations, dilution and loss history, subject to a maximum amount that was $165 million as of December 31, 1997. LGE provided support for this facility through a performance undertaking and a letter of credit. This trade receivable securitization was accounted for as a sale of receivables. This arrangement was terminated in the third quarter of 1998.

  Also, in April 1997, the Company entered into an $87 million sale-leaseback transaction whereby the company sold and leased back new and existing manufacturing equipment in its Melrose Park, Illinois, plant and in its Reynosa and Juarez, Mexico, facilities. The term of the leases was 12 1/2 years and annual payments under the leases averaged approximately $10 million. The Company's payment obligations, along with certain other items under the lease agreement, were fully guaranteed by LGE. The leases of the manufacturing equipment were accounted for as operating leases.

  In July 1998, LGE made payment under the guarantees of the Leveraged Leases in the amount of $90 million under a negotiated settlement with the lessor. As a result, the Company's December 31, 1998 financial statements reflect a $90 million current liability to LGE included in Short-term debt with related party, a $21 million receivable from LGE, and a loss on termination of the lease of $69 million. The amount of the liability to LGE will be reduced by the proceeds from any sale of the equipment. The receivable from LGE represents the appraised fair value of the manufacturing equipment. In addition, the financial statements reflect a non-cash restructuring gain of $9 million which represents the accelerated amortization of the deferred gain on the 1997 sale of the assets into the lease.

  In April 1997, the Company and LGE entered into an arrangement whereby certain of the Company's accounts payables arising in the ordinary course of business with LGE were extended for certain periods of time with interest being charged on the amounts extended at negotiated rates.

  In return for LGE providing support for the securitizations and the sale-leaseback transaction and the extended-term payables arrangement, the Company granted options to LGE to purchase 3,965,000 shares of Old Common Stock at an exercise price of $0.01 per share, exercisable over time. The accounting for these stock options was based upon their fair value with that fair value being amortized straight-line over the term of the associated commitments. However, the portions of the deferred charge pertaining to the sale-leaseback transaction and the receivable securitization were written off as part of the third quarter 1998 restructuring charge.

  The Company continues to face liquidity problems caused by its significant debt burden and its continuing net losses. The Company has incurred net losses of $275.5 million, $299.4 million and $178.0 million in 1998, 1997 and 1996, respectively. The Company's cash flows in 1998, 1997 and 1996 were, and, absent restructuring, its cash flows in future years are projected to be insufficient to meet its operating expenses, including its current interest and principal repayment obligations. The Company's independent public accountants included in their reports on the Company's consolidated financial statements for the fiscal years ended December 31, 1998 and 1997 an explanatory paragraph that describes the significant uncertainty about the Company's ability to continue as a going concern due to recurring losses and a negative working capital position, and that the Company's financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

  During the first quarter of fiscal 1998, the Company's management developed and began implementing the Operational Restructuring to enhance the long-term viability of the Company by reducing production costs and concentrating on areas in which the Company believes it can operate profitably. Pursuant to the Operational Restructuring, the Company intends to become a sales, distribution and technology company by discontinuing all or substantially all of its manufacturing operations, outsourcing all or substantially all components and products, selling certain assets and focusing on the development of its technologies, patent rights, parts and service operations and accessory business.

  During the first quarter of fiscal 1998, the Company commenced efforts to restructure its debt and equity capitalization in order to enable it to implement the Operational Restructuring. The Financial Restructuring would reduce the Company's overall debt and other obligations by approximately $285 million by exchanging (i) $200 million of debt and other liabilities owed to LGE for 100% of New Common Stock; (ii) the Old Subordinated Debentures for New Subordinated Debentures in an aggregate principal amount of $50 million; and
(iii) approximately $32.4 million of indebtedness to LGE for certain assets located at the Company's manufacturing plant in Reynosa, Mexico, which have an appraised value equal to such amount. As a consequence of the Financial Restructuring, the Company's Old Common Stock will be canceled and the holders of the Old Common Stock (including LGE) will receive no distribution and retain no property in respect of their holdings of Old Common Stock under the Financial Restructuring.

  The Company, LGE and the Debenture Committee have agreed to the terms of the proposed restructuring of the Old Subordinated Debentures. The parties have agreed, among other things, that under the Prepackaged Plan, if approved, holders of the Old Subordinated Debentures will receive a pro rata distribution of $50 million of New Debentures. The Debenture Committee has agreed to support Confirmation of the Prepackaged Plan, and has agreed to forbear from enforcement of any defaults that might occur with respect to the Old Subordinated Debentures until the Prepackaged Plan is confirmed. The agreement also contains other customary provisions.

  On March 29, 1999, the Company was advised by LGE that LGE had received Korean regulatory approval to permit LGE to consummate the transactions set forth in the Restructuring Agreement, including authorization for LGE to provide the LGE New Credit Support on the terms and conditions of the Restructuring Agreement.

  The Company has determined not to make the April 1, 1999 sinking fund and interest payments on the Old Subordinated Debentures. The Company's failure to make such payments on April 1, subject to grace periods (if any) provided in the indenture, constitutes a default under the indenture relating to the Old Subordinated Debentures.

  The lenders under the Amended Citibank Credit Facility waived the cross default under such credit facility related to the Company's failure to make the payments on the Old Subordinated Debentures. In addition, LGE waived the cross default under the Note Agreement between LGE and the company and certain related security agreements related to the Company's failure to make the payments on the Old Subordinated Debentures.

  On April 16, 1999, LGE informed the Company that it had received a demand for repayment under LGE's guarantee of the Company's $30 million demand loan payable to Credit Agricole Indosuez, Seoul Branch. LGE further informed the Company that on April 20, 1999, it made payment in full against its guarantee under such demand. Such payment by LGE constitutes a LGE Reimbursement Claim for LGE against the Company under the Reimbursement Agreement.

Readiness for the Year 2000

  The Company is employing a combination of internal resources and outside consultants to coordinate and implement its Year 2000 readiness initiatives. The Company has established a Company-wide Year 2000 task force, led by the company's technology group, with representation from its major business segments, to evaluate and address Year 2000 issues. The Year 2000 task force's responsibilities include, without limitation, (i) conducting an evaluation of the Company's computer-based systems, facilities and products (and those of dealers, vendors and other third parties with which the Company does business) to determine their Year 2000 readiness, (ii) coordinating the replacement and/or upgrade of non-compliant systems as necessary, (iii) promoting the Company-wide awareness of Year 2000 issues through education and training, and
(iv) developing, and overseeing the implementation of all of the Company's other Year 2000 readiness initiatives.

  The Company has completed its evaluation of its computer-based systems, facilities and products to determine whether they are "Year 2000 ready." The Company believes that its material non-information technology systems will be Year 2000 ready prior to January 1, 2000. The Company believes that most of its currently manufactured products are Year 2000 ready. The Company has sent Year 2000 readiness questionnaires to its existing key vendors and suppliers to assess the Year 2000 readiness of their systems and products. The responses to these questionnaires have indicated that the Company's vendors or suppliers are addressing their Year 2000 issues and expect to be Year 2000 ready by January 1, 2000. While the Company is working to achieve Year 2000 readiness, there can be no assurance that it will successfully achieve all of its goals. At this time, and based on the Company's current implementation plan, the Company does not believe that its Year 2000 related issues will have a material adverse effect on the Company's business. Although no contingency plan has been deemed to be necessary at this time, the Company is in the process of evaluating the need for various contingency plans as a precautionary measure.

  Included within the Company's Year 2000 readiness initiatives are plans to ensure the Company's FS&D Applications are Year 2000 ready. The FS&D Applications include the primary software employed in the Company's general ledger, accounts payable and disbursement, accounts receivable and collection, purchasing, billing, inventory management and sales activities. The Company believes its current FS&D Applications are not Year 2000 compliant and, accordingly, has undertaken an initiative to replace these systems with new Year 2000 compliant applications from a third party software vendor. The Company has commenced the implementation of these new FS&D Applications and currently expects to be completed by the third quarter of 1999. The estimated total cost of implementing the new FS&D Applications is $6.8 million, of which $3.3 million will be incurred in fiscal 1999. The Company has not specifically identified the date upon which its existing FS&D applications will begin to fail, but believes their replacement by the third quarter of 1999 is necessary in order to avoid significant risk of business interruption in activities to which the FS&D Applications relate. The timely implementation of the new FS&D Applications involves certain risks. The most significant of these risks includes retention of certain key employees, the ability to obtain external technical programming resources, and the ability to fund the program given the uncertainties surrounding the company's current financial condition and plan of reorganization. If implementation is delayed beyond the third quarter of 1999, the existing FS&D Applications may begin to fail and cause significant business interruption. There can be no assurances that delays in the implementation will not occur. Delays in implementation could adversely impact the Company's ability to bill sales and collect cash from customers, pay vendors, manage inventories and prepare financial results.

  In connection with the Operational Restructuring, the Company plans to discontinue substantially all of its manufacturing operations and to outsource substantially all components and products. The Company believes its other principal exposure to Year 2000 risks are related to the ability of its vendors to provide the Company with Year 2000 ready components and products and to assure that such vendors otherwise are Year 2000 ready so that they are able to provide the Company with components and products in a timely manner. The Company is aware, however, that Year 2000 issues may exist with respect to vendors with which they have or will have a material relationship.

  Prior to 1998, the Company spent in the aggregate approximately $1.8 million on software and hardware upgrades and replacements and approximately $0.2 million was spent on other costs (i.e., labor, consulting fees and other expenses) in connection with Year 2000 readiness. The company spent a total of $2.5 million in 1998 (approximately $0.8 million for software and hardware upgrades and approximately $1.7 million for other costs) for this project. The Company has estimated it will spend $4.6 million in 1999 (approximately $1.0 million for software and hardware upgrades and approximately $3.6 million for outside consulting and other costs) with respect to Year 2000 readiness. Most of the costs incurred by the Company in addressing Year 2000 readiness are expected to be expensed as incurred, in compliance with generally accepted accounting principles. The Company continues to evaluate the estimated costs associated with its Year 2000 readiness efforts. While the Year 2000 transition efforts may involve costs in addition to those currently budgeted or anticipated to be budgeted, at this time, the Company has not yet determined the full costs of the modifications that may be necessary to address all Year 2000 issues.

                                   BUSINESS

  The following discussion of the business of the Company has largely been excerpted from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. Accordingly, the following discussion does not reflect the Restructuring and should therefore be read in conjunction with the information contained in "PURPOSES AND EFFECTS OF THE RESTRUCTURING." For financial information with respect to the Company's industry segments, see "INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA--Significant Accounting Policies and Practices."

General

  The Company was founded in 1918 and has been a leader in consumer electronics, first in radio and later in monochrome and color television and other video products. The Company's operations involve a dominant industry segment, the design, development, manufacture and marketing of video products (including color television sets and other consumer products) along with parts and accessories for such products. These products, along with purchased VCRs, are sold principally to retail dealers in the United States and to retail dealers and wholesale distributors in foreign countries. The Company also sells directly to buying groups, private label customers and customers in the lodging, health care and rent-to-own industries. The Company's video products are produced for and sold to other manufacturers and NWS products which include digital and analog set-top boxes and cable modems, interactive television and data communication products which are sold primarily to cable television operators, telecommunications companies and other commercial users of these products.

  The Company has incurred losses in all but one of the years since 1985. These results reflected the cumulative effect of frequent and significant color television price reductions during the 1980s and 1990s, and also reflected earlier recessionary conditions in the United States. In addition, the Company has invested significant amounts in engineering and research in recent years, which amounts have been expensed as incurred.

  In November 1995, a change in control of the Company occurred, in which LGE purchased shares of the Company pursuant to a combined tender offer and purchase of newly issued shares of Old Common Stock from the Company. As of April 28, 1999, LGE owned 38,315,000 shares, including vested but unexercised options, of Old Common Stock of the Company, which represents 55.3% of the outstanding Old Common Stock.

Sources of Supply

  Many materials, such as copper, plastic, steel, wood, glass, aluminum and zinc, are essential to the manufacture of the Company's products. Adequate sources of supply exist for these materials. The direct importance of the items to the business has decreased as the Company has implemented the Operational Restructuring. Pursuant to the Operational Restructuring, the Company has been discontinuing its manufacturing operations and outsourcing products. See "THE OPERATIONAL RESTRUCTURING--Outsourcing Contracts."

Patents

  The Company holds many patents and is licensed under a number of patents which are of importance to its business. The Company has patents and patent applications for numerous HDTV and digital television related inventions. To the extent these inventions are incorporated into the HDTV standard adopted by the Federal Communications Commission, the Company expects to receive royalties from these patents, although the Company does not currently have licensing agreements in place for this technology. In addition, royalties have been and may be received from these patents for non-HDTV applications as well. Major manufacturers of television sets and VCRs agreed during 1992 to take licenses under some of the Company's U.S. tuner system patents. Based on 1998 U.S. industry unit sales levels and technology, more than $25 million royalty income is expected for each of the years 1998-2002 and $14 million in 2003, when the last of these patents expire. The loss of any substantial portion of the Company's patent royalties would have a material adverse effect on the Company's business, financial condition, results of operations, ability to complete the Operational Restructuring and ability to meet its creditor obligations.

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

Seasonal Variations in Business

  Sales of the Company's consumer electronics products are generally at a higher level during the second half of the year. Sales of consumer electronics products typically increase in the fall, as the summer vacation season ends and people spend more time indoors with the new fall programming on television and during the Christmas holiday season. During each of the last three years, approximately 55% of the Company's net sales were recorded in the second half of the year and approximately 30% of the Company's net sales were recorded in the fourth quarter of the year.

Major Customers

  Sales to a single customer, Circuit City Stores, Inc., amounted to $131.2 million (13%) in 1998, $138.6 million (12%) in 1997, and $187.2 million (15%)
in 1996. Sales to a second customer, Sears, Roebuck and Company, accounted for $102.7 million (10%) in 1998, $132.4 million (11%) in 1997 and $140.9 million
(11%) in 1996. No other customer accounted for 10% or more of net sales.

Competitive Conditions

  Competitive factors in North America include price, performance, quality, brand strength and reputation, variety of products and features offered, marketing and sales capabilities, manufacturing costs, and service and support. The Company believes it competes well with respect to each of these factors.

  The Company's major product areas, including the color television market, are highly competitive. The Company's major competitors are significantly larger, 100% foreign-owned companies, generally with greater worldwide television volume and overall resources. In efforts to increase market share or achieve higher production volumes, the Company's major competitors have aggressively lowered their selling prices in the past several years.

Research and Development

  During 1998, 1997 and 1996 expenditures for Company-sponsored research and engineering relating to new products and services and to improvements of existing products and services were $39.1 million, $42.9 million and $46.7 million.

Environmental Matters

  Compliance with federal, state and local environmental protection provisions is not expected to have a material effect on capital expenditures, earnings or the competitive position of the Company. Further information regarding environmental compliance is set forth in "--Legal Proceedings."

Employees

  As of April 3, 1999, the Company employed approximately 5,300 people, of whom approximately 2,900 were hourly workers covered by collective bargaining agreements.

  As of April 3, 1999, approximately 750 of the Company's employees were located in the Chicago, Illinois, area, of whom approximately 100 were represented by unions. Approximately 4,250 of the Company's employees are located in Mexico, of whom approximately 2,800 were represented by unions. Mexican labor contracts expire every two years and wages are renegotiated annually or more frequently under rapid devaluation or high inflation periods. The Company believes that it has good relations with its employees.

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

Financial Information about Foreign and Domestic Operations and Export Sales

  Financial information regarding foreign and domestic operations is summarized as follows:

                                                        Year Ended December 31
                                                       ------------------------
                                                        1998    1997     1996
                                                       ------ -------- --------
                                                        (Dollars in Millions)
   Net Sales:
     Domestic companies............................... $965.1 $1,144.9 $1,221.4
     Foreign companies................................   19.7     28.2     66.5
                                                       ------ -------- --------
     Total net sales.................................. $984.8 $1,173.1 $1,287.9
                                                       ====== ======== ========
   Long-lived assets:
     Domestic companies............................... $ 21.5 $   99.9 $  156.4
     Foreign companies................................   98.0    114.6    133.8
                                                       ------ -------- --------
     Total long-lived assets.......................... $119.5 $  214.5 $  290.2
                                                       ====== ======== ========

  Foreign operations consist of manufacturing and sales subsidiaries in Mexico, a distribution subsidiary in Canada (which was closed in December
1996) and a purchasing office in Taiwan. Sales to affiliates are principally accounted for at amounts based on local costs of production plus a reasonable return.

  During 1998, the Company's product lines were dependent on the operations of the Company's manufacturing and assembly facilities located in Mexico.

Properties of the Company

  As of April 30, 1999, the Company utilized a total of approximately 4.8 million square feet for manufacturing, warehousing, engineering and research, administration and distribution, as described below.

               Location                  Nature of Operation      Square Feet
               --------                  -------------------     -------------
                                                                 (In millions)
 Domestic:
 Chicago, Illinois                    Four administration,            1.6
  (including suburban locations)      production and
                                      warehousing facilities
                                      (approximately
                                      0.7 million square feet
                                      is leased by
                                      the Company)
 Fort Worth, El Paso and Dallas,      Seven locations--               1.0
  Texas; Huntsville, Alabama;         warehouses/offices
  Ontario and San Jose,               (all of which are leased
  California and Greenville,          by the Company)
  Tennessee
 Foreign:
 Mexico                               Three locations with ten        2.2
                                      manufacturing
                                      and warehouse buildings
 Taiwan                               One purchasing office           --
                                                                      ---
                                                         Total        4.8
                                                                      ===

  The Company's facilities are suitable and adequate to meet current and anticipated requirements. Mortgages exist on domestic real property as collateral for certain of the Company's financing agreements.

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

Subsidiaries

  The companies listed below are the Subsidiaries of the Company as of March 31, 1999.

                                                         Organized
                      Name of Company                  Under Laws of
                      ---------------                  --------------
      Domestic
      Interocean Advertising Corporation of Illinois   Illinois
      Zenith Distributing Corporation of Illinois      Illinois
      Zenith Electronics Corporation of Arizona        Arizona
      Zenith Electronics Corporation of Pennsylvania   Pennsylvania
      Zenith Electronics Corporation of Texas          Texas
      Zenith/Inteq, Inc.                               Delaware
      Zenith Video Tech Corporation                    Delaware
      Zenith Video Tech Corporation-Florida            Delaware
      International
      Zenith Radio Canada, Ltd.                        Canada
      Zenith Taiwan Corporation                        Taiwan
      Zenith Electronics (Ireland), Ltd.               Ireland
      Zenith Electronics (Europe), Ltd.                United Kingdom
      Cableproductos de Chihuahua, S.A. de C.V.        Mexico
      Productos Magneticos de Chihuahua, S.A. de C.V.  Mexico
      Partes de Television de Reynosa, S.A. de C.V.    Mexico
      Telson, S.A. de D.V.                             Mexico
      Zenco de Chihuahua, S.A. de C.V.                 Mexico
      Radio Componentes de Mexico, S.A. de C.V.        Mexico

Legal Proceedings

  Summarized below are the significant legal matters to which the Company is a party. There is a range of possible outcomes for these matters. With the exception of the Funai and Vengrove matters discussed below, the Company does not believe any of the following matters are reasonably likely to have a material adverse effect on the Company. The Company's belief is based on the amounts involved and the types of litigation.

 Litigation

  In June 1998, Funai Electric Co., Ltd., a licensee of the Company's tuner patents, filed suit against the Company seeking a declaratory judgment that the Company's tuner patents were invalid and unenforceable, or that the plaintiff's use of certain technologies in its current products did not infringe on the Company's tuner patents. The complaint seeks the return of previously paid royalties. The plaintiff also sought a preliminary injunction precluding the Company from terminating its licensing agreement and allowing it to pay future royalties into an escrow. The court has denied the plaintiff's request for a temporary restraining order against the Company and has also denied plaintiff's motion for a preliminary injunction. The case was filed in the U.S. District Court in Los Angeles.

  In June 1998, the Company's president and chief executive officer, its directors, and an affiliate of LGE were named as defendants in a suit filed by a shareholder in a state court in New Jersey entitled Vengrove v. Gannon, et al. The defendants removed the suit to the U.S. District Court in Newark, New Jersey. In December 1998, the suit was amended to name the Company, a former director and chief executive officer of the Company, LGE, LG Semicon and LG Group as additional defendants. The suit alleges breach of fiduciary duties, fraud and violations of securities laws by the defendants arising out of certain alleged misstatements that "artificially inflated" the price of the Old Common Stock. The plaintiff seeks to be certified as a class representative and to have the suit designated as a class action. In addition to money damages, the suit also seeks to enjoin the defendants from commencing the Prepackaged Chapter 11 Case and proceeding with the cancellation of the Old Common Stock held by minority shareholders. The defendants have asked the court to dismiss the suit. The exculpation provisions of the Prepackaged Plan, if approved by the Bankruptcy Court, would bar causes of action against the defendants for any act taken or omitted in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Prepackaged Plan, the Prepackaged Chapter 11 Case or the property distributed under the Prepackaged Plan, except by virtue of any willful misconduct or gross negligence of such defendants, as determined by a court of competent jurisdiction.

  In May 1997, the Company's directors were named as defendants and the Company was named as a nominal defendant in a stockholder derivative suit entitled Fisher v. Zenith Electronics Corporation. The suit alleges breach of fiduciary duties by the directors resulting from the issuance of stock options to LGE to purchase Company stock for its support of certain of the Company's financing transactions. The suit seeks to void the stock option grants and to recover unspecified damages and attorneys' fees from the directors and LGE. A second derivative suit entitled Lazar v. Zenith Electronics Corporation was also filed in May 1997 alleging identical claims of breach of fiduciary duties by the Company's directors and requesting the identical relief as sought in the Fisher case. Both cases were filed in the Court of Chancery, New Castle County, Delaware. Both cases are currently inactive.

  Lawsuits against major computer and peripheral equipment manufacturers are pending in the U.S. District Court, Eastern District of New York, the U.S. District Court of New Jersey and the New York State courts, as well as other federal courts. These lawsuits seek several billion dollars in damages from various defendants for repetitive stress injuries claimed to have been caused by the use of word processor equipment. The Company had been named as a defendant in twenty-seven of these cases which relate to keyboards allegedly manufactured or designed by the Company for its former subsidiary, Zenith Data Systems Corporation, which the Company sold in 1989. Of the twenty-seven cases originally filed, only twelve remain pending against the Company. The Company believes it has meritorious defenses to these cases. All the other cases have been dismissed without payment of any damages by the Company.

 Environmental Litigation

  WVP Income III, LP has brought a legal action in the federal court for the Northern District of California under RCRA, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and several state causes of action, asserting that the Company caused contamination on property owned by the plaintiff in Menlo Park, California. A wholly-owned Subsidiary of the Company, Zenith Radio Research Corporation, purchased the Menlo Park facility newly constructed in 1959. The Subsidiary ceased operations at the facility in 1972 and the property was sold in 1974. Following the Company's sale of the property, the primary occupant was Raychem Corporation, from approximately 1976 until 1993. Plaintiff's lawsuit has named the Company and Raychem as defendants. No work plan has yet been adopted and no estimates on the cost to clean up the property have yet been provided to the Company. The Company has notified its insurance carriers of the claim.

  The Company has been named as one of several dozen defendants in a tort suit filed on behalf of several hundred plaintiffs. The suit alleges exposure to various chemicals linked to a former television manufacturing plant in Texas. The case entitled Aaron v. Akzo et al., No. D-0157586, 136th Judicial District Court, Jefferson City, Texas, was filed on November 30, 1997. The case is in the early stages of discovery.

 Environmental Matters

  The Company and/or one of its Subsidiaries are currently named as Potentially Responsible Parties ("PRPs") under CERCLA, as an alleged generator of hazardous waste disposed of at eight contaminated sites in the United States. These sites are the Rocky Flats Industrial Park Superfund Site in Jefferson County, Colorado, the Liquid Dynamics Superfund Site in Chicago, Illinois, the Midwest Solvent Recovery Superfund

Sites in Gary, Indiana, the Galaxy/Spectron, Inc. Superfund Site in Elkton, Maryland, the Master Metals Superfund Site in Cleveland, Ohio, the Fisher-Calo Superfund Site in Kingsbury, Indiana, the North Penn Area 7 Superfund Site in Lansdale, Pennsylvania and the Boarhead Farms Superfund Site in Bridgeton Township, Pennsylvania.

  Based on information available to the Company at this time, the Company believes its share of liability at each of these sites (other than North Penn & Boarhead) will not be material. At the North Penn and Boarhead sites, no cost estimates are available nor has liability been imposed. The Company has finalized a Consent Decree with the United States of America regarding the Moyer Landfill matter in Collegeville, Pennsylvania. Under the Consent Decree, the Company has resolved its alleged liability for hazardous wastes disposed of at Moyer Landfill and payment has been made for $300,000.

  In a letter dated August 13, 1997, the United States Environmental Protection Agency ("US EPA") gave notice to Zenco de Chihuahua and, subsequently, Zenith Electronics Corporation of Texas, wholly-owned Subsidiaries of the Company, of their alleged liability as PRPs at the Rocky Flats Industrial Park Superfund Site under CERCLA. The US EPA issued an order to perform a "Non-Time Critical Removal" and established the framework for an investigation. The total cost to perform the investigation is currently estimated not to exceed $850,000 of which the Company paid $85,000 in 1998. In the event the investigation costs exceed $850,000, the Company may be required to contribute an additional sum equal to 10% of the such excess costs. No allocation has been established for future response costs. In addition, the liability for US EPA past costs and any remedial work that may be required has not been determined.

  On September 17, 1997 the US EPA served the Company with a General Notice of Potential Liability pursuant to Section 107(a) of CERCLA with regard to the Liquid Dynamics, Inc., Superfund Site in Chicago, Illinois. The US EPA advised PRPs that it would perform a preliminary investigation and that it believes the entire Liquid Dynamics portion of the investigation will not exceed $200,000. Future US EPA response costs incurred performing the investigation and the cost of any remedial work have not yet been determined but will be allocated among the members of the PRP group. However, based on information currently available, the Company believes it will be allocated a significant share of the cost of investigation and future response costs, if any.

  The Master Metals, Inc. Superfund site is located in Cleveland, Ohio. The Company received notice from US EPA in 1996 that it was identified as a PRP under CERCLA and would be held responsible for a portion of the clean up costs associated with the site. A PRP group was formed to conduct Phase I remedial activities which the company joined and contributed $24,936 out of the total amount of $1,700,000 assessed to finance the estimated cost of conducting the Phase I remedial activities. This was an interim allocation based on the estimated cost of conducting the Phase I remedial activities. At this early stage, the estimated cost of Phase II remedial activities is not expected to exceed a total amount of $500,000 which will be allocated among the PRP group in accordance with the previously established allocation.

  Pursuant to the terms of a lease agreement, the Company is obligated to conduct an investigation and possible remediation of a former manufacturing facility located in Chicago, Illinois. The Company will share the cost of the investigation with the property's owner but will be obligated to pay the entire cost of any remedial activities at the site.

  The Company is currently conducting a closure of a hazardous waste boiler used at a former manufacturing plant and is required to conduct long-term groundwater monitoring and post-closure care at this facility located in Springfield, Missouri.

  In 1997, the Company entered into an agreement with the Illinois Attorney General to settle violations of various air permit regulations. The total penalty imposed was $458,000, which was paid in two installments ending in 1998.

  In 1997, the Company settled a lawsuit in which it was named as a third-party defendant at a hazardous waste site located in New Jersey. The total settlement of $140,000 is payable over 5 years. The first payment of $27,000 was made in January 1998. The last payment of $32,000 is due in January 2002.

 Employment Cases

  The Company has a number of employment claims, charges or lawsuits alleging various types of discrimination. There are eleven age discrimination lawsuits in Texas and one in Illinois arising out of restructurings that took place in 1995 and 1996. The remaining matters are charges filed with various state and federal agencies.

 Product Liability

  The Company is the defendant in a number of products liability cases, including cases alleging wrongful death or severe injury resulting from alleged defects in the Company's products. The Company has undertaken defenses in such cases. The Company is self-insured for a portion of its products liability claims and has established reserves at a level that it believes are appropriate to the cases commenced.

  In October 1998 the Company became aware of potential problems with certain projection television sets manufactured by the Company. The appropriate regulatory agencies have been notified and the Company is implementing a customer notification and retrofit program. The Company believes it has adequate reserves to cover the cost of such program.

                                  MANAGEMENT

  The following table sets forth the name, age at March 31, 1999 and business experience of each of the current directors of the Company. The composition of the Board following Consummation of the Prepackaged Plan has not yet been determined. The Company's By-Laws currently provide that the Board shall consist of the number of directors as determined from time to time by resolution of the Board. The Board has set the number of directors at eleven. The terms of office of all directors expire at the Annual Meetings of Stockholders. Successors to any directors whose terms are expiring are elected to one year terms and hold office until his or her successor is elected and qualified. The table captioned "Current Directors of the Company" sets forth the year in which each director first became a director of the Company. For information regarding the Old Common Stock ownership of the Company's current directors and executive officers, see "SECURITY OWNERSHIP--Security Ownership of Certain Beneficial Owners." Following Confirmation, LGE will be the sole shareholder of New Zenith and will have the right to determine the composition of the Board of Directors of New Zenith.

Current Directors of the Company

                             Director
Name                     Age  Since               Background Information
----                     --- --------             ----------------------
T. Kimball Brooker......  59   1989   President, Barbara Oil Company (investments
                                      and oil and gas exploration) since 1989;
                                      Managing Director, Chicago Office, Morgan
                                      Stanley & Company, Incorporated, 1978-1988.
                                      Also Director of Cutler Oil & Gas Corporation,
                                      Arthur J. Gallagher & Company and Miami
                                      Corporation.
Ki-Song Cho.............  49   1995   Executive Vice President, Overseas Operations
                                      of Display Division of LG Electronics Inc.
                                      since January 1999, Managing Director,
                                      Overseas Sales of Display Division of LG
                                      Electronics, Inc. and Senior Vice President
                                      from December 1997 to December 1998. Managing
                                      Director, President of North America
                                      Operation, LG Electronics Inc. from November
                                      1996 to December 1997; Managing Director,
                                      Corporate Planning & Coordination, LG
                                      Electronics Inc. from March 1995 to October
                                      1996; Executive Director, Strategic Planning
                                      Division, LG Electronics Inc. from 1992 to
                                      1995. Employed by the Strategic Planning
                                      Division, LG Electronics Inc. from 1989 to
                                      1992.
Eugene B. Connolly......  67   1995   Chairman Emeritus and former President and
                                      Chief Executive Officer of USG Corporation and
                                      employed in varying capacities with USG
                                      Corporation and its affiliates since 1958;
                                      Director of the Pepper Companies, Inc. and
                                      LaSalle National Bank; Advisory Board member
                                      of Good Shepherd Hospital, Kellogg Graduate
                                      School of Management, Northwestern University
                                      and Indiana University School of Business.
Robert A. Helman........  65   1996   Partner in the law firm of Mayer, Brown &
                                      Platt since 1967; also Director, Northern
                                      Trust Corporation, Dreyer's Grand Ice Cream,
                                      Inc. and the Chicago Stock Exchange.
Cha Hong (John) Koo.....  52   1995   Vice-Chairman of the Board of Zenith
                                      Electronics Corporation since November 1,
                                      1996; Vice Chairman and Chief Executive
                                      Officer of LG Electronics Inc. since January
                                      1999; President and Chief Executive Officer of
                                      LG Electronics Inc. since 1995; Executive Vice
                                      President from 1991 to 1994; Senior Managing
                                      Director from 1988 to 1991.

                         Director
Name                 Age  Since               Background Information
----                 --- --------             ----------------------
Seung Pyeong Koo...   56   1997   President of LG Electronics Inc. responsible
                                  for Display Division since January 1999;
                                  Executive Vice President of LG Electronics
                                  Inc. from 1996 to 1998; Director of LG
                                  Electronics Inc. from 1996 to 1998; President
                                  of Display Division, LG Electronics Inc. since
                                  1992; Senior Managing Director of LG
                                  Electronics Inc. from 1995 to 1996; Managing
                                  Director of LG Electronics from 1991 to 1995,
                                  Vice President of TV Display Division 1990 to
                                  1992.
Hun Jo Lee.........   66   1995   Chairman of the Board of Zenith Electronics
                                  Corporation since 1995; Advisor to LG
                                  Electronics Inc. since 1998; Chairman of LG
                                  Academy from 1996 to 1998; Director of LG
                                  Electronics Inc. from 1989 to 1998; Chairman
                                  and Chief Executive Officer of LG Electronics
                                  Inc. from 1994 to 1995; Vice-Chairman and
                                  Chief Executive Officer of LG Electronics Inc.
                                  from 1993 to 1994; President and Chief
                                  Executive Officer of LG Electronics Inc. from
                                  1989 to 1993.
Andrew McNally IV..   59   1990   Managing Director of Hammond, Kennedy, Whitney
                                  & Company, Inc. (private equity investments)
                                  since 1998. Former Chairman and Chief
                                  Executive Officer (from 1993 to 1997) and
                                  current Director of Rand McNally & Company
                                  (printing, publishing and map making) since
                                  1972; Director of Hubbell Incorporated since
                                  1980, Mercury Finance Company from 1989 to
                                  1999, Borg-Warner Securities Corporation since
                                  1996 and Morgan Stanley Funds since 1995.
Yong Nam...........   51   1995   President, Chief Executive Officer and
                                  Chairman of the Board of LG Telecom., Ltd.
                                  since October 1998; Executive Vice President
                                  of LG Electronics Inc. and President of Multi-
                                  media Division, LG Electronics Inc. from
                                  December 1997 to October 1998; Executive Vice
                                  President of LG Group Chairman's Office from
                                  January 1997 to December 1997; Senior Managing
                                  Director of LG Group Chairman's Office in
                                  1996; Managing Director of LG Group Chairman's
                                  Office from 1993 to 1995.
Peter S. Willmott..   61   1990   President and Chief Executive Officer of
                                  Zenith Electronics Corporation from January
                                  1997 to January 1998; Interim Chief Executive
                                  Officer from July 1996 to January 1997;
                                  Chairman and Chief Executive Officer, Willmott
                                  Services, Inc. (retailing, consulting and
                                  investing) since 1989; Chairman, President and
                                  Chief Executive Officer, Carson Pirie Scott &
                                  Company (retail and food service industries),
                                  1983-1989. Also Director of Federal Express
                                  Corporation and Security Capital Group, Inc.

                        Director
Name                Age  Since               Background Information
----                --- --------             ----------------------
Nam Woo............  49   1995   Executive Vice President of LG Electronics,
                                 Inc. since August 1998; Senior Managing
                                 Director of LG Electronics Inc. and President
                                 of North American Operations of LG Electronics
                                 Inc. since January, 1998; Executive Vice
                                 President of Zenith Electronics Corporation
                                 from October 1997 to January 1998; Director of
                                 LG Electronics Inc. from 1997 to 1998; Senior
                                 Managing Director, Corporate Planning and
                                 Coordination, LG Electronics Inc. from
                                 November 1996 to October 1997; President of LG
                                 Electronics U.S.A. Inc. & North American
                                 Operations from February 1995 to November
                                 1996; President of European Operations of LG
                                 Electronics Inc. from 1990 to 1995; Managing
                                 Director of LG Electronics Inc. from 1994 to
                                 1996; Executive Director of LG Electronics
                                 Inc. from 1990 to 1994. Did not serve as a
                                 Director of the Company during 1996.

  Mr. Helman is a partner in the law firm of Mayer, Brown & Platt which has provided from time to time in the past and may continue to provide legal services to the Company and its Subsidiaries. Mayer, Brown & Platt has from time to time in the past provided legal services to LGE. Messrs. Cho, C.H. Koo, S.P. Koo, Woo and Nam are employees of LGE or its affiliates, and Mr. Lee is a retired employee of LGE. Pursuant to the Stock Purchase Agreement under which LGE and LG Semicon acquired a majority stake in the Company in 1995, LGE and LG Semicon were provided with the right to designate six directors to the Board immediately following the stock purchase. At that time, LGE and LG Semicon designated Mr. Lee, Mr. C. H. Koo, Mr. Nam, Mr. Woo, Mr. Cho and Mr. Connolly as directors. Since 1995, candidates for the Board have been nominated by the sitting Board. With the exception of Mr. S. P. Koo and Mr. Woo, the current Board was nominated for election by the Board at its January 31, 1997 meeting. Mr. S. P. Koo and Mr. Woo were nominated and elected to the Board at its October 27, 1997 meeting. As the holder or beneficial owner of the majority of the Company's outstanding shares of Old Common Stock, LGE has the ability to elect all of the Company's directors. LGE beneficially owns approximately 55.3% of the Company's stock including vested but unexercised options. LGE has been in the past and is expected to continue to be a significant customer and supplier of the Company. See "CERTAIN TRANSACTIONS." USG Corporation, of which Mr. Connolly was formerly the Chairman and Chief Executive Officer, implemented a "prepackaged" plan of reorganization under the federal bankruptcy laws on May 6, 1993. Mr. McNally is a director of Mercury Finance Company, against which an involuntary petition under chapter 11 of the Bankruptcy Code was filed on July 6, 1998 in the United States Bankruptcy Court for the Northern District of Illinois.

Board and Committee Meetings and Directors' Compensation

  To permit the Board of the Company to more efficiently discharge its duties, the Company has four standing Board Committees: the Executive Committee, the Audit Committee, the Organization and Compensation Committee and the Stock Compensation Committee. In addition, in March 1998 the Board established the Special Committee. See "SPECIAL FACTORS--Events Leading to the Restructuring."

  Committee membership and functions are set out below. The Company does not have a nominating committee.

  The Executive Committee currently consists of Messrs. Nam (Chairman), Brooker, Connolly, Helman, McNally and Willmott. When the Board is not in session, the Executive Committee has all of the authority of the Board except with respect to certain matters such as amendments of the Restated Certificate of Incorporation or By-Laws, mergers, dispositions of substantially all of the assets of the Company, dissolution of the Company, declaration of dividends or the election, compensation or removal of officers of the Company or members of the Committee.

  The Audit Committee of the Board currently consists of Messrs. McNally (Chairman), Brooker and Connolly. The Committee nominates the Company's independent auditors, reviews the auditing engagement, the fees charged by the independent auditors and the Company's internal auditing program. The Committee also reviews and monitors significant transactions between the Company and LGE. In 1998, of the four meetings held by the Audit Committee, one was a special meeting in which the Audit Committee acted as a finance committee to consider various financing alternatives for the Company.

  The Organization and Compensation Committee currently consists of Messrs. Connolly (Chairman), Helman and McNally. The Committee establishes compensation policies, as well as salary ranges, salaries and annual incentive awards for executives and approves employment contracts.

  The Stock Compensation Committee, which currently consists of Messrs. Connolly and McNally, authorizes grants of stock, stock options and other equity-based awards under the Long-Term Equity Compensation Plan.

  Directors of the Company who are also employees of the Company, of LGE or its affiliates receive no remuneration for serving on the Board or on any Committees. Other directors are compensated at the rate of $18,000 per year, payable in quarterly installments. The Chairman of the Audit Committee and the Chairman of the Organization and Compensation Committee each receives $2,000 annually for serving in those capacities. In addition, directors who are not employees of the Company, LGE or its affiliates receive $1,000 for each Board meeting and for each Committee meeting attended. All directors are entitled to be reimbursed for their expenses for attending Board or Committee meetings. Under the terms of the Company's Long-Term Equity Compensation Plan, approved by the stockholders in May 1997, directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock and performance units/shares. In 1998, no such awards were granted. Messrs. Brooker, Connolly, Helman and McNally were each granted an option to purchase 2,000 shares of Company stock on July 18, 1997, at the market price of the Company stock on that date.

  In 1987 the Company adopted a contingent compensation plan for non-employee directors ("Contingent Compensation Plan"). The number of phantom stock appreciation units granted to each named non-employee director in previous years under the Contingent Compensation Plan (all of which are vested) are as follows: Mr. Brooker, 3,000; Messrs. McNally and Willmott, 2,000 each. The units are valued at the closing price of the Company's common stock on the date of grant. Participants are paid for each unit the amount by which the average price of a share of the Company's common stock over the 20 trading days immediately preceding the distribution date exceeds the grant price. Distributions may be, at the election of the participant, in a lump sum, in five annual installments or ten annual installments commencing on the distribution date. Participants may elect a distribution date which is two years from the date of grant, or 30 days after the participant ceases to be a director, or a specified date not earlier than the participant's 65th birthday. Except for $143.75 distributed to Mr. McNally in exchange for 1,000 units, no amounts have been distributed to current directors pursuant to the Contingent Compensation Plan.

  Directors who are not employees of the Company, LGE or its affiliates participate in the retirement plan which provides for an annual retirement benefit of $11,000 for such directors who have served on the Board for five years and who retire after the age of 62 ("Directors' Retirement Plan"). For purposes of the Directors' Retirement Plan, years of service on the Board do not include periods during which the director is a salaried officer of the Company or a Subsidiary. The benefit is payable in equal quarterly installments during the director's lifetime for a period equal to but not in excess of the number of years of service on the Board. In the event of a change in control of the Company, directors not continuing after a change in control but otherwise entitled to retirement benefits under the Directors' Retirement Plan are entitled to receive, in a lump sum, the discounted present value of those benefits.

Current Executive Officers of the Company

  The following table sets forth the name, age at March 31, 1999 and business experience of each of the current executive officers of the Company.

          Name          Age                     Office Held
          ----          --- ---------------------------------------------------
 Jeffrey P. Gannon.....  48 President and Chief Executive Officer, since
                            January 1998. Previously held a variety of senior
                            positions at General Electric during a 24-year
                            career, including Corporate Vice President,
                            International Business Development from October
                            1997 to January 1998 and President & Chief
                            Executive Officer of General Electric Lighting's
                            Asia Pacific Operations from 1994 to 1997.
 Edward J. McNulty.....  59 Senior Vice President and Chief Financial Officer
                            since June 1998. Previously Chief Financial Officer
                            of General Binding Corporation from 1984 to 1997.
 Richard F. Vitkus.....  59 Senior Vice President, General Counsel since 1994.
                            Secretary since 1995. Previously Senior Vice
                            President, General Counsel, and Director of
                            Corporate Development at Vanstar Corporation
                            (formerly ComputerLand Corporation) from 1991 to
                            1994.
 Robert N. Dangremond..  56 Senior Vice President, Restructuring since June
                            1998; Acting Chief Financial Officer from January
                            1998 to June 1998. Principal with Jay Alix &
                            Associates, a consulting and accounting firm
                            specializing in corporate restructurings and
                            turnaround activities, since August 1989.
                            Previously, beginning in August 1995, Mr.
                            Dangremond has held the position of interim Chief
                            Executive Officer and President of Forstmann &
                            Company, Inc. and was Chairman of the Board,
                            President and Chief Executive Officer of AM
                            International, Inc. from February 1993 to September
                            1994. Currently Mr. Dangremond is a Director of
                            Multigraphics, Inc. (f/k/a AM International, Inc.)
                            and Viskase Companies, Inc.

  Mr. Dangremond is a Principal of JA&A, which has been engaged by the Company to assist it in the Restructuring. JA&A receives a fixed monthly fee (plus expenses) for such services, and upon successful completion of the Financial Restructuring, will receive a success fee of $1.0 million. See "ESTIMATED FEES AND EXPENSES--Advisors."

 Executive Retention and Incentive Programs

  In connection with the Restructuring, in early 1998 the Company developed a retention program for 14 key executives and senior managers, not including Mr. Gannon. Under this executive retention program, the Company may be obligated to pay participants up to an aggregate of $1.1 million in retention bonuses. Such program was developed based on benchmarked, publicly available studies of similar programs. Mr. Vitkus is the only Named Executive Officer who may receive a retention bonus under the executive retention program. Such bonus is payable in two installments totalling $137,508. The first installment was paid in January 1999 and the second installment is payable on July 1, 1999. The short- and long-term incentive bonuses have been divided into two tiers, with eight key executives currently in tier one and four key executives and senior managers currently in tier two. Mr. Gannon's incentive programs and bonuses are established under his employment contract. See "--Employment Agreements." The aggregate amount of retention bonuses payable to the fourteen key executives totals $1.1 million and is payable in two equal installments, the first having been paid on or about December 31, 1998 and the second scheduled to be paid on July 1, 1999.

  Payments under the 1998 short-term incentive program ranged from 34% to 83% of base salary for tier 1 executives and were 34% of base salary for tier 2 executives. Under the Company's 1999 short-term incentive program, payments could range from 30% to 50% of base salary for tier 1 executives and 20% to 25% of base salary for tier 2 executives.

  Payments under tier 1 and tier 2 1998 short-term incentive programs were approximately $1.0 million and $0.3 million, respectively, including payments of $180,135 and $98,211 to Mr. Vitkus and Mr. McNulty, respectively. The payments were made by March 31, 1999.

  The long-term incentive program for tier 1 level executives is targeted at 225% of base salary, with a maximum payment of 300% of base salary, and for tier 2 level executives, the long-term incentive program is targeted at 100% of base salary, with a maximum payment of 150% of base salary. Tier 1 and tier 2 long-term incentive programs have a maximum payout value of approximately $5.0 million and $0.8 million. All long-term incentive bonus payments are payable on March 31, 2001. Tier 1 and tier 2 short-term and long-term incentive programs cover key executives and senior managers, not including the Chief Executive Officer. Those incentive programs are based on achieving certain performance goals in connection with the Restructuring. In June 1999, the Board approved an additional short-term incentive program based on performance goals for the 1999 fiscal year. The Company may be obligated to make payments to the two tiers of executives aggregating up to approximately $2.1 million, including up to $287,667 and $285,192 for Mr. Vitkus and Mr. McNulty, respectively. The Company could be required to make payments to key executives and senior managers aggregating up to $5.8 million under the long-term incentive program, including up to $0.8 million payable to each of Mr. Vitkus and Mr. McNulty. The following chart summarizes the retention bonuses and incentives the Company has paid and may be obligated to pay.

                                      Actual      1999
                                       1998     Maximum    Maximum
                                    Short-Term Short-term Long-Term
                         Retention  Incentive  Incentive  Incentive
Executive Group            Bonus     Payment    Payment    Payment      Total
---------------          ---------- ---------- ---------- ---------- -----------
Tier One Executives and
 Senior Managers........ $  780,286 $1,014,544 $1,835,944 $5,007,072 $ 8,637,846
Tier Two Executives and
 Senior Managers........    349,492    330,560    252,640    819,792   1,752,484
                         ---------- ---------- ---------- ---------- -----------
Total................... $1,129,778 $1,345,104 $2,088,584 $5,826,864 $10,390,330
                         ========== ========== ========== ========== ===========

  The executives currently in tier one are: Richard F. Vitkus, Edward J. McNulty, William G. Luehrs, Richard Lewis, Kathryn Wolfe, William J. Sims, Michael Thomas and John I. Taylor. The executives currently in tier two are:
Hector Escobedo, Gerald Reid, Wendy Weil and Tom Sorensen. Nick Mehta, the Company's chief technology officer, retired from the Company effective January 31, 1999. Mr. Mehta's retention and short-term incentive payments were reduced as a result of his retirement. Additionally, Mr. Mehta will not participate in the long-term incentive program. Mr. Lewis was moved from tier two to tier one effective February 16, 1999 when he was promoted to Senior Vice President-- Technology and Research. Kevin Lynch resigned from his position as the Company's Senior Vice-President Outsourcing effective April 30, 1999. Additionally, Gregg Gronowski resigned from his position as the Company's Director--Champion Products effective May 7, 1999. Messrs. Lynch and Gronowski will not be eligible for the remainder of their retention bonus, and will not participate in the long-term incentive program. Mr. Thomas was moved from tier two to tier one effective May 1, 1999 when he was promoted to Senior Vice-President Sourcing and Inventory Control. The Company expects to seek approval of its board of directors for an additional short-term incentive program based on achievement of performance goals for the 1999 fiscal year.

  The Company has also established retention bonus and stay bonus programs covering approximately 175 other key managers and employees, with these plans paying up to 33.3% of the base salaries of those employees. Stay bonuses are provided to employees in operations targeted for disposition or closing under the Operational Restructuring and are payable at the end of the relevant stay period. Retention bonuses are payable in two equal installments, with the first half paid on or about December 31, 1998 and the second half scheduled to be paid on July 1, 1999. Certain employees in areas of ongoing operations will also be provided with limited short-term incentive programs. Those stay, retention and short-term incentive programs have an aggregate estimated cost of approximately $3.6 million to the Company. Total short-term incentive payments for 1998 to all eligible

Company employees were approximately $9.5 million. The Company has set salaries for its key executives at the 75th percentile of stand-alone companies which are the same or greater in size. Retention bonuses have been set at 50% of base salaries for tier 1 and tier 2 executives and senior managers. Short-term and long-term incentive bonuses are benchmarked at levels approximately equal to those available in similarly sized companies.

 Employment Agreements

  Mr. Jeffrey P. Gannon was elected President and Chief Executive Officer of the Company as of January 19, 1998. Mr. Gannon has entered into a three-year employment agreement with the Company which expires on January 18, 2001. Mr. Gannon's contract has been amended as part of plans relating to the Restructuring. The employment agreement provides for: (a) a base salary of $600,000 per year; (b) a guaranteed special annual bonus of $500,000, payable in equal installments at the end of each quarter; (c) an annual target bonus, $400,000 of which is guaranteed and which may be increased up to $600,000 for achieving specific target performance objectives, payable in equal installments at the end of each quarter; (d) long-term incentive plan cash payments equal to $6 million if target performance is achieved or up to $12 million if the maximum stated performance values are achieved; and (e) participation in various insurance and benefit plans of the Company. The stock and option grants provided under Mr. Gannon's original employment agreements were eliminated with the amendment. Mr. Gannon's short-term incentive payment for 1998 was $456,000, including a guaranteed payment of $400,000.

  Upon termination of Mr. Gannon's employment other than for death, disability, retirement or by the Company for cause, he shall be entitled to receive (a) a lump sum cash payment equal to his base compensation and guaranteed bonuses for the remainder of the employment term; and (b) continuation of certain benefits for a one-year period following his termination. In addition, the Company has established a letter of credit for the benefit of Mr. Gannon permitting him to draw against it under certain circumstances for his base salary and guaranteed bonuses for the term of his employment agreement. A subsidiary of LGE has guaranteed Mr. Gannon's base salary and guaranteed bonuses in the event the letter of credit is unavailable.

  In connection with the Restructuring, the Company has entered into amended employment agreements (the "Employment Agreements") with a number of key executives, including Richard F. Vitkus (the "Key Executives"). The Employment Agreements generally provide for an employment period which ends on December 31, 2000. Each Employment Agreement provides for payment of a retention bonus payable in two installments, each in the amount of 25% of the Key Executives' salary, the first paid on or about January 1, 1999 and the second scheduled to be paid July 1, 1999, so long as the Key Executive remains continuously in the Company's employ through the date such installment is due. Upon either a non-renewal of the Employment Agreements by the Company or upon termination of employment by the Company without cause, a Key Executive will be entitled to receive (a) a lump sum severance payment equal to, if the termination occurs prior to January 1, 2000, an amount equal to one and one-half times the sum of the Key Executive's annual base compensation and annual incentive compensation for the year in which termination occurs, or if the termination occurs after January 1, 2000, an amount equal to one times the sum of the Key Executive's base compensation and annual incentive compensation for the year in which termination occurs; (b) a pro rata portion of the Key Executive's (i) targeted annual incentive compensation for the year in which termination occurs and (ii) long-term incentive compensation (based on the appropriate percentage of the Key Executive's aggregate base compensation earned from January 1, 1998 through the end of the month in which termination occurs, as determined by the Board after prorating the applicable performance criteria through the end of the month in which termination occurs on a straight-line basis over the three year period); (c) continued coverage, or substantially equivalent coverage (for either one and one-half years or one year, as determined according to the severance payment), under all welfare plans including group medical and dental, health and accident, long-term disability, short-term disability, group life insurance and executive insurance in which the Key Executives were participating at the time of termination (if the Company is unable to provide such continued coverage or substantially similar coverage, the Company will pay the Key Executive a lump sum cash amount equal to the present value of such benefits); and (d) outplacement services not to exceed 15% of the Key Executive's base compensation. Mr. Vitkus' Employment Agreement further provides that, upon at least 90 days notice, he may voluntarily terminate his contract effective December 31, 1999 and still be entitled to receive (i) his severance payment,
(ii) his actual annual incentive compensation for 1999 and (iii) the benefits described in (c) and (d) above.

  Upon termination of employment of any of the Key Executives within two years after a change in control of the Company ("Change in Control Period"), the Employment Agreements provide for various severance pay and benefits. Change in control is defined in the Employment Agreements to exclude any further acquisition by LGE and the Restructuring. During the Change in Control Period, severance pay and benefits will not be paid if employment is terminated because of death, disability or retirement, or by the Company for cause, or by the Key Executive other than for good reason. Upon termination of employment during a Change in Control Period, the Employment Agreements provide for (i) a pro rata portion of the Key Executive's annual incentive compensation and long-term incentive bonus, (ii) a lump sum payment equal to three times the highest annual base compensation during the three full fiscal years prior to termination, (iii) three times the greater of (A) the highest annual incentive compensation payable during the three full fiscal years prior to termination and (B) the target annual incentive compensation payable for the year in which termination occurs and (iv) any retention bonuses not previously paid, whether or not then due. Other provisions of the Employment Agreements require the Company to maintain for the benefit of the Key Executive for a period of three years after termination, all employee benefits including group medical and dental, health and accident, long term disability and group life insurance in which the Key Executive was participating at the time of termination. If the Company is unable to provide such continued coverage or substantially similar coverage, the Company will pay the Key Executive a lump sum cash amount equal to the present value of such benefits. The Company shall also pay for outplacement services not to exceed 15% of the Key Executive's base compensation.

  The Employment Agreements further provide for payment of an amount sufficient to put the Key Executive in the same after-tax position as if no excise taxes imposed by Section 4999 of the Internal Revenue Code had been imposed on any payments which are contingent on a change in control and which equal or exceed three times the average taxable compensation for the prior five years or their period of employment. The Company is obligated to reimburse the Key Executive for legal fees and expenses incurred in successfully enforcing the Employment Agreements.

  The Company intends to seek court authority to honor its obligations under the retention programs and to assume the employment contracts of Messrs. Gannon and Vitkus and other executives and managers after the filing of the Prepackaged Chapter 11 Case. See "THE PREPACKAGED PLAN--Intended Actions During the Prepackaged Chapter 11 Case--Provisions for Employees; Retention Programs; Employment Contracts."

  Other employees of the Company may be parties to employment agreements that will not be affected by the Restructuring or the Prepackaged Plan.

Executive Compensation and Other Information

  The following Summary Compensation Table sets forth, for the periods indicated, the cash compensation and certain other components of compensation of the Company's Chief Executive Officer, the other three executive officers of the Company and the former Chief Executive Officer of the Company, Peter S. Willmott, who left the Company in January, 1998. Those listed in the table are hereinafter referred to as the "Named Executive Officers."

                          Summary Compensation Table

                                                           Other         Restricted    Securities
                                                           Annual          Stock       Underlying     All Other
Name and Principal Position  Year Salary($) Bonus($) Compensation($)(1) Awards($)(2) Options/SARs(#) Compensation
---------------------------  ---- --------- -------- ------------------ ------------ --------------- ------------
Jeffrey P. Gannon(3)....     1998  527,727  880,273           0          2,780,000       300,000(2)     83,946
 President and Chief         1997        0        0           0                  0             0             0
 Executive Officer           1996        0        0           0                  0             0             0
Edward J. McNulty(4)....     1998  150,024  148,211           0                  0             0             0
 Senior Vice President
  and                        1997        0        0           0                  0             0             0
 Chief Financial Officer     1996        0        0           0                  0             0             0
Richard F. Vitkus(5)....     1998  275,018  271,889           0                  0             0         9,600(6)
 Senior Vice President,      1997  229,999   23,000           0                  0        25,000         9,600(6)
 General Counsel and         1996  218,333   14,000           0            420,000        30,000         9,000(6)
 Secretary
Robert Dangremond(7)....     1998        0        0           0                  0             0             0
 Senior Vice President       1997        0        0           0                  0             0             0
 and Restructuring           1996        0        0           0                  0             0             0
  Officer
Peter S. Willmott.......     1998   36,931        0           0                  0        30,000       509,585(8)
 Former President and        1997  775,000        0           0          1,612,500       100,000         4,800(6)
 Chief Executive Officer     1996  539,192        0           0                  0         2,000             0

--------
(1) Other Annual Compensation does not reflect the value of perquisites and other personal benefits since such compensation does not exceed minimum disclosure thresholds.
(2) The share unit and restricted stock values shown in the table are based on the closing price of the Company's Old Common Stock on the date of grant. As of December 31, 1998, Mr. Gannon held an aggregate of 500,000 shares of restricted stock valued at $125,000 and Mr. Vitkus held an aggregate of 30,000 shares of restricted stock valued at $7,500. Mr. Willmott's share units were forfeited as part of his negotiated separation payment. In connection with an amendment to Mr. Gannon's employment agreement, the restricted stock and options originally granted to Mr. Gannon were eliminated in August 1998 (See "--Employment Agreements").
(3) Mr. Gannon joined the Company in January 1998. The amount shown under "All Other Compensation" reflects a one-time relocation expense allowance of $50,000 and $33,946 of imputed income for Company paid life insurance premiums. The amount shown under "Bonus" reflects bonus payments pursuant to the terms of Mr. Gannon's employment agreement. See "--Current Executive Officers of the Company--Employment Agreements."
(4) Mr. McNulty joined the Company in June 1998. The amount shown under "Bonus" reflects a $50,000 hiring bonus and $98,211 earned under the company's short-term incentive plan.
(5) Of the amount shown under "Bonus" for 1998, $68,754 reflects amounts earned by Mr. Vitkus under the company's executive retention program, $180,135 reflects amounts earned under the company's short-term incentive plan and $23,000 reflects other bonus payments. See "--Current Executive Officers of the Company--Executive Retention and Incentive Programs."
(6) The amount reflects the annual contribution to the Company's defined contribution plan for Messrs. Vitkus and Willmott. Since Mr. Willmott was not fully vested at the time of his termination of employment, the Company contribution was forfeited.
(7) Mr. Dangremond is a principal in the firm of JA&A which was hired as a consultant to the Company for the Restructuring. Mr. Dangremond's compensation is paid to him by JA&A. Fees paid to JA&A are discussed under "Estimated Fees And Expenses--Advisors."

(8) The amount reflects a negotiated separation payment of $500,000 in lieu of termination benefits provided for under an employment agreement and $9,585 of imputed income for Company paid life insurance premiums.

  Ramesh G. Amin served as an Executive Vice President of the Company from 1996 to October 1997. In connection with Mr. Amin's termination of employment with the Company, he received severance payments of $600,000 during 1998. No additional payments are required in 1999.

                           Option/SAR Grants in 1998

  Mr. Gannon is the only Named Executive Officer who was granted stock options in 1998. Mr. Gannon's employment agreement was amended as part of plans relating to the Restructuring. The stock option grants provided under Mr. Gannon's original employment agreement were eliminated with the amendment. No stock appreciation rights (SARs) were granted to the Named Executive Officers in 1998.

    Aggregated Option/SAR Exercises in 1998 and Year-End Option/SAR Values

  Shown below is information concerning the unexercised options to purchase Company common stock held by the Named Executive Officers at December 31, 1998. No Named Executive Officers exercised stock options or SARs in 1998 and no Named Executive Officer currently holds any SARs.

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised         In-the-Money
                              Options/SARs at Fiscal    Options/SARs at Fiscal
                                    Year-End(#)               Year-End($)
Name                         Exercisable/Unexercisable Exercisable/Unexercisable
----                         ------------------------- -------------------------
Jeffrey P. Gannon...........            0/0                       0/0
Edward J. McNulty...........            0/0                       0/0
Richard F. Vitkus(1)........       26,333/36,667                  0/0
Robert Dangremond...........            0/0                       0/0
Peter S. Willmott...........            0/0                       0/0

--------
(1) The exercise price of options held by Mr. Vitkus exceeds $0.25 (the closing price of the Company's Old Common Stock on December 31, 1998).

                              SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners

  The following table sets forth certain information regarding the beneficial ownership of the Old and New Common Stock as of April 30, 1999 and after the Restructuring by (i) all persons who are known by the Company to beneficially own more than 5% of the outstanding shares of the common stock of the Company;
(ii) each director and Executive Officer of the Company; and (iii) all directors and Executive Officers as a group:

                               Shares Beneficially            Shares
                                 Owned Prior to         Beneficially Owned
                                Restructuring(1)       After Restructuring
                              ------------------------ ----------------------
Name                            Number      Percent(2)  Number      Percent
----                          ----------    ---------- ----------  ----------
LG Electronics Inc........... 38,315,000(3)    55.3%        1,000         100%
Richard F. Vitkus............     56,333(4)       *             0           0
Peter S. Willmott............     25,000          *             0           0
T. Kimball Brooker...........     11,000          *             0           0
Andrew McNally IV............      8,000          *             0           0
Eugene B. Connolly...........      2,000          *             0           0
Robert A. Helman.............      1,000          *             0           0
Ki-Song Cho..................          0          0             0           0
Robert Dangremond............          0          0             0           0
Jeffrey P. Gannon............          0          0             0           0
Cha Hong (John) Koo..........          0          0             0           0
Seung Pyeong Koo.............          0          0             0           0
Hun Jo Lee...................          0          0             0           0
Edward J. McNulty............          0          0             0           0
Yong Nam.....................          0          0             0           0
Nam Woo......................          0          0             0           0
Directors and All Executive
 Officers as group (15
 persons)....................    103,333          *             0           0

--------
   *Less than 1%

(1) The "Zenith Stock Fund," a fund available under the Zenith Salaried Retirement Savings Plan and the Zenith Hourly Profit-Sharing Retirement Plans, held 514,443 shares of Old Common Stock as of April 30, 1999.
(2) Percentage includes outstanding exercisable stock options.
(3) As of April 28, 1999, LGE beneficially owned 38,315,000 shares directly as to which it had sole voting and dispositive power. Such amount includes 1,746,000 shares obtainable through the exercise of stock options. In April 1997, pursuant to the Financial Support Agreement, LGE was granted options to purchase 3,965,000 shares of Old Common Stock. Upon early termination of the Leveraged Leases, the vesting of 160,000 of the stock options issued pursuant to the Financial Support Agreement between LGE and the Company was accelerated. The remaining 2,219,000 options issued pursuant to the Financial Support Agreement were forfeited.
(4) Includes 30,000 outstanding shares for Mr. Vitkus which are subject to conditions of vesting (one-third vests on the third, fourth and fifth anniversary of the May 21, 1996 grant date), forfeiture, restrictions on sales, transfer and other dispositions and 26,333 shares issuable upon exercise of vested stock options.

                         DESCRIPTION OF CAPITAL STOCK

Old Common Stock and Old Preferred Stock

  The Company is presently authorized to issue 150,000,000 shares of Old Common Stock, par value $1.00 per share, and 8,000,000 shares of preferred stock, par value $1.00 per share (the "Old Preferred Stock"). As of September 26, 1998, there were issued and outstanding 67,525,447 shares of Old Common Stock and no shares of Old Preferred Stock. Except as may be otherwise required by applicable law, the holders of the Old Common Stock vote together as a Class and are entitled to one vote per share on any matter submitted to a vote of the Company's stockholders. The issuance, designations, preferences and voting rights of the Old Preferred Stock are as determined from time to time by the Board. The shares of Old Common Stock have no preemptive or other subscription rights and there are no conversion, redemption or sinking fund provisions with respect to such shares.

New Common Stock

  Giving effect to the transactions contemplated by the Prepackaged Plan, the Old Common Stock will be cancelled and, pursuant to the Amended Certificate of Incorporation, the Company will be authorized to issue 1,000 shares of New Common Stock, par value $0.01 per share. Immediately after the Restructuring, there will be issued and outstanding 1,000 shares of New Common Stock, all of which will be owned by LGE. Holders of the New Common Stock will be entitled to one vote per share on any matter submitted to a vote of the Company's stockholders. The shares of New Common will have no preemptive or other subscription rights and there will be no conversion, redemption or sinking fund provisions with respect to such shares.

Delaware Anti-Takeover Law

  The Company presently is (and, upon Consummation of the Restructuring, will be) subject to the provisions of section 203 (the "Delaware Anti-Takeover Law") of the Delaware General Corporation Law (the "DGCL"). Under the Delaware Anti-Takeover Law, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless, among other conditions, (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware Anti-Takeover Law, (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or
(iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as any person who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. The Delaware Anti-Takeover Law could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

                             CERTAIN TRANSACTIONS

  The Company has several financings, supply and other arrangements with LGE and its affiliates. See "SPECIAL FACTORS--Events Leading to the Restructuring--Financing Transactions" and "--Other Transactions with LGE."

  In November 1995, a change in control of the Company occurred, in which LGE and LG Semicon purchased shares of the Company pursuant to a combined tender offer and purchase of newly issued shares of Old Common Stock from the Company. As of April 28, 1999, LGE beneficially owned 38,315,000 shares of Old Common Stock of the Company which represents 55.3% of the outstanding Old Common Stock. Because LGE owns and/or has the ability to vote a majority of the issued and outstanding Old Common Stock, it effectively controls the outcome of any matter requiring action by a majority of the Company's stockholders, including the election of a majority of the Company's directors and any future change in control of the Company.

  LGE is a leading international brand-name manufacturer of five main groups of products: televisions; audio and video equipment; home appliances; computers and office automation equipment; and other products, including video displays, telecommunication products and components, and magnetic media. The Company and LGE engaged in the following material transactions in the first quarter of 1999 and in 1998, 1997 and 1996.

  Product purchases: In the ordinary course of business, the Company purchases VCRs, television-VCR combinations and components from LGE and LG Semicon. The Company purchased $2.9 million, $50.7 million, $93.3 million and $128.8 million of these items for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. Sales of products purchased from LGE and LG Semicon contributed $7.4 million, $59.8 million, $112.3 million and $141.4 million to sales for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. The purchase prices were the result of negotiations between the parties, and were consistent with third party bids.

  In 1998, the Company and LGE entered into a direct shipment arrangement pursuant to which LGE sells and ships VCRs directly to the Company's two largest customers and pays the Company a license fee for the use of the Company's brand names on such products and the inclusion of the Company's patented tuner technology in such products. The license fee payable by LGE is comparable to licensing rates charged by the Company to unrelated parties. The Company believes that the direct shipment program is beneficial to the Company because it reduces the Company's inventory costs and maintains sales to customers that might not have continued to purchase products directly from the Company due to the Company's current financial difficulties. During the three months ended April 3, 1999, and the year ended December 31, 1998, the Company accrued approximately $0.6 million and $1.5 million, respectively, in royalties for the use of the Company's brand names pursuant to this direct shipment program. A similar arrangement was entered into in April 1997 in Canada where LGE's Canadian affiliate sells Zenith branded VCRs under a license from the Company. Pursuant to that arrangement, the Company accrued approximately $0.2 million and $0.3 million during the three months ended April 3, 1999, and the year ended December 31, 1998, respectively, and less than $60,000 in 1997.

  Following the Restructuring, it is expected that LGE will own and operate the Reynosa Assets, and the Company currently anticipates purchasing approximately $431 million in finished products and components produced at the Reynosa facility for its 1999 model year, a portion of which will occur following the transfer of the Reynosa Assets to LGE under the Restructuring.

  Equipment purchases: As contemplated when LGE became a majority stockholder in 1995, the Company purchased production machinery and equipment from LGE. These equipment purchases totaled approximately $0.3 million, $18 million and $24 million in 1998, 1997 and 1996, respectively. During the three months ended April 3, 1999, the Company did not purchase any equipment from LGE. The machinery and equipment related primarily to new production lines for the manufacture of computer display tubes and the automation of existing production lines in the Company's Melrose Park picture tube plant. A portion of the purchased machinery and equipment was manufactured by LGE, with the balance procured by LGE on the Company's behalf from third party vendors. LGE acted as the coordinating purchasing agent for the Company because the equipment and machinery was part of an integrated production system based on a similar facility designed, operated and owned by LGE in Kumi, South Korea. The purchase prices for the equipment were the result of negotiations between the parties. A significant portion of the equipment purchased from LGE, together with other equipment, was sold by Zenith to an owner trust and leased back to Zenith pursuant to the Leveraged Leases. As described below under "--Financial Assistance," LGE guaranteed the Company's obligations under the Leveraged Leases, and has made a negotiated settlement payment of $90.1 million under such guarantees. As a result of the settlement payment, LGE indirectly owns the equipment.

  Product and other sales: The Company sells televisions, picture tubes, yokes and other manufactured subassemblies to LGE and its affiliates at prices that equate to amounts charged by the Company to its major customers. Sales in the three months ending April 3, 1999, and the years ended December 31, 1998, 1997 and 1996 by the Company to LGE and to subsidiaries of LGE were $5.2 million, $53.6 million, $55.1 million and $29.4 million, respectively.

  In December 1996, the Company closed its wholly-owned Canadian distributor and sold the remaining inventory to LGE at its book value of $3.8 million. The Company entered into a distributor agreement with an LGE subsidiary whereby such subsidiary became the Canadian distributor for the Company. During 1997, the Company entered into a similar agreement with an LGE subsidiary in Mexico to sell the Company's products in Mexico. The Company sold the inventory of its Canadian distributor to LGE after consideration of the business alternatives for continuing operations or a commercial presence in Canada. The determination of the book value selling price of such inventory took into consideration the cost to the Company (including customs and duties), the point in time within the model year, the costs associated with other methods of disposal of such inventory, and the requirement that the new Canadian distributor would require certain inventories in order to meet customer expectations for product support. There was no comparable sale of Mexican inventory as Zenith goods were sold in Mexico from the United States. During the three months ended April 3, 1999, the Company's sales to the LGE's Canadian and Mexican subsidiaries were $0.8 million and $4.4 million, respectively. During 1998, the Company's sales to the LGE Canadian and Mexican subsidiaries were $27.3 million and $19.6 million, respectively. During 1997, the Company's sales to the LGE Canadian and Mexican subsidiaries were $25.5 million and $16.8 million, respectively. The Company did not have any sales to these LGE subsidiaries during 1996. In 1997, an affiliate of LGE entered into an agreement with the Company concerning a license for the use of the Company's "Z-Tac" set-top box technology. Under that agreement, the Company has received $250,000 in an up-front license fee and approximately $850,000 from the sale of set-top box kits at its standard pricing schedule for such kits.

  LGE's U.S. affiliate, LGAI and the Company's Reynosa maquiladora have entered into the LGAI Maquila Agreement pursuant to which the Reynosa facility will assemble small and medium screen size television sets for LGAI, using components, equipment and other assets provided by LGAI. The LGAI Maquila Agreement was approved by Mexican authorities in December 1998. The material terms of the assembly relationship between LGAI and the Reynosa maquiladora are currently being negotiated between the parties. The parties expect to finalize the terms of this assembly relationship in the first quarter of 1999. In connection with the LGAI Maquila Agreement, the Company's Subsidiaries with assets located in the Reynosa maquiladora will also negotiate and enter into agreements with LGAI concerning labor, equipment and other assets to be used in the assembly operations.

  Technical agreements: The Company and LGE are currently operating under several technology agreements and licenses related to HDTV, flat tension mask products, and the Company's patents on television tuners. The license fee payable by LGE is comparable to royalty rates charged by the Company to unrelated parties. Under a technical cooperation agreement entered into by the Company and LGE in 1990, the Company agreed to pay LGE 33% of the royalties received by the Company from the use in Korea of certain HDTV technologies and 1% of the royalties received from such technologies from all other countries. As of April 3, 1999, the Company had not received any such royalties, however, and accordingly no payments have been made to LGE pursuant to such agreement. The Company originally licensed flat tension mask technology to LGE on a non-exclusive basis in 1991. The license provided for an initial five-year term with automatic one-year renewals unless otherwise terminated. Under the agreement, the Company is to receive a $2.5 million payment on the first sale of flat tension mask products by LGE, and a running royalty on all products sold by LGE incorporating the technology at royalty rates ranging from 2.5% to 1.5%, based on units sold. In December 1996, the license was amended to eliminate LGE payments until December of 2001 in exchange for LGE's assistance in the development and manufacture of the Company's planned computer display tubes and a paid up cross-license to the Company from LGE on LGE's related technology. Although the Company has approached other television manufacturers regarding potential licenses for the flat tension mask technology, none has expressed an interest in such a license. Other technologies exist for producing flat screens.

  Under a separate agreement, the Company has licensed its tuner patents to LGE. LGE's payments to the Company under tuner licenses were approximately $0.1 million, $0.4 million, $0.1 million and $1.0 million for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. In September 1997, LGE agreed to provide the Company with $4.5 million in funding for the Company's HDTV receiver project. LGE is to be repaid the $4.5 million advance, without interest, from the royalties generated from future VSB licensing. Pursuant to the HDTV receiver project agreement, intellectual property developed jointly during the project will be jointly owned, and intellectual property developed solely by one party during the project will be owned exclusively by such party, provided that the other party will be granted a non-exclusive, non-transferable, royalty-free license to use such intellectual property.

  In May 1997, the Company and LGE entered into a patent collaboration agreement which provides that (a) LGE will assist the Company in identifying infringements of the Company's patents and technologies, in return for 10% of all royalties collected as a result of such efforts, and defending against third party intellectual property claims, and (b) LGE has the option to acquire patent rights the Company intends to abandon for nominal amounts and to acquire any other patent rights for mutually agreed upon prices plus the payment by LGE to the Company of 10% of all future royalty income, if any, received from such other patent rights. LGE's option to acquire Zenith's U.S. and foreign patent rights under the patent collaboration agreement extends to any of the patents owned or applied for by the Company during the term of the agreement (which is automatically renewable for two year periods unless terminated by either party following its initial two year term), provided the Company has made an affirmative decision not to protect or maintain those patents. As of April 3, 1999, the Company had assigned to LGE or its affiliates for a total of approximately $6,000 one U.S. patent, one foreign patent and one foreign patent application relating to television and telecommunication technology. The Company has made a decision not to protect or maintain those patents already assigned to LGE under the agreement. The Company retains a non-exclusive, royalty-free license to the use of any patents so assigned. The agreement also provides that LGE may file patent applications in respect of the Company's technologies in any foreign jurisdiction in which the Company does not intend to protect its potential patent rights, provided that LGE pays the Company 10% of all royalties received by LGE in respect of such rights. As of April 3, 1999, the Company believes that LGE had exercised its right to file foreign applications in respect of 35 of the Company's U.S. patented technologies. No royalty income from such foreign rights assignments had been realized by Zenith as of April 3, 1999. Additionally, under a separate agreement the Company assigned to LGE's telecommunications affiliate a patent relating to cordless telephone technologies for $75,000. The Company retained a royalty-free, non-exclusive license and 50% of all royalties collected by the LGE affiliate related to such patent.

  An affiliate of LGE has also licensed certain technological information from Zenith relating to the manufacture of VSB modulation equipment under a 1998 agreement. That agreement allows the LGE affiliate to use technical information and design schematics as the basis for further development of commercial products. Under the agreement, Zenith received $300,000 in 1998 in up-front payments and additional royalty payments per unit sold by the LGE affiliate based on Zenith's designs. The agreement does not include a license on the VSB patents.

  The Company currently produces modulators on a small scale to facilitate the roll out of digital TV in the U.S. but the Company does not have any definite long term plans to remain in that business. Even if the Company decides to remain in the modulator manufacturing business on a long-term basis, the Company's outsourcing

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strategy would require it to buy the modulators from a third party. The LGE affiliate could be such a third party. While the technology license agreement provides the LGE affiliate with a world-wide license, the LGE affiliate has informed the Company that it currently expects to market such products only in Korea. The Company has no plans to market modulators in Korea. For these reasons, the LGE affiliate should not have an impact on the Company's competitive standing in this product line.

  Service Assistance: In 1997 and 1996, employees of LGE provided certain technical support services to the Company for which LGE was not compensated by the Company. LGE donated $2.2 million (its actual costs of payroll, travel and living expenses) of such services in 1997. The services were not material in 1996. In addition, employees of LGE have provided certain technical support services to the Company that were covered under service agreements. The Company's obligations to LGE for such services totaled $61,000, $1.5 million, $4.8 million and $0.3 million for the three months ended April 3, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively. The amounts due to LGE for the services provided were the amounts that LGE advised the Company were its costs to provide the services. In addition, a U.S. affiliate of LGE has provided a guarantee of the Company's obligations under the employment agreement and indemnity agreement with Jeffrey P. Gannon, the Company's President and Chief Executive Officer.

  In late December 1997, the Company entered into an agreement with LG Software India Ltd. pursuant to which LG Software India Ltd. provides certain software development, design and support services to the Company. Projects under the agreement include the Company's Year 2000 readiness support. Payments to LG Software India Ltd. were $0.3 million, $1.1 million and $0.1 million for the three months ended April 3, 1999, and the years ended December 31, 1998 and 1997, respectively. No such payments were made during 1996.

  Financial Assistance: In 1997, the Company consummated $87 million in sale-leaseback transactions in which it sold and leased back new and existing manufacturing equipment in its Melrose Park, Illinois plant and the Reynosa, Mexico and Juarez, Mexico facilities pursuant to the Leveraged Leases. As described above under "--Equipment Purchases," a portion of such equipment was originally purchased by Zenith from LGE. The term of the Leveraged Leases was 12 1/2 years and annual payments under the Leveraged Leases averaged approximately $10 million in the aggregate. The Company's payment obligations, along with certain other obligations under the Leveraged Leases, were fully guaranteed by LGE. On July 22, 1998, LGE made a negotiated settlement payment of $90.1 million under the guarantees of the Leveraged Leases. The Company is obligated under documents related to the Leveraged Leases for the repayment of this settlement amount and interest accruing thereon to LGE. As of April 3, 1999, $7.7 million of interest had accrued on this obligation. In March 1998, the Company entered into the LGE Demand Loan Facility, which provides for borrowings of up to $45 million. The interest rate is LIBOR plus 6.5% per annum. The term of the facility is one year from the date of the first borrowing, subject to LGE's right to demand repayment at anytime after June 30, 1998. In June 1998, this facility was amended to provide that, in the absence of an event of default, demand for repayment may not occur prior to December 31, 1998. In April 1999, in conjunction with the extension of the Amended Citibank Credit Facility to the earlier of a bankruptcy filing by the Company and August 31, 1999, the Company and LGE amended the LGE Demand Loan Facility to provide that no demand for repayment may be made under the facility, absent an event of default, prior to August 31, 1999. Repayment is due in full at the end of the term. The Company has borrowed $30 million under such facility through April 3, 1999, and has accrued $0.3 million and has paid $3.2 million of interest through April 3, 1999. The facility is secured by a second lien on the assets that secure the Company's obligations under the Reimbursement Agreement and a second lien on the Company's VSB patents. In October 1997, in conjunction with amendments to the Citibank Credit Facility, LGE agreed to provide credit support for up to $160 million of third-party financing in consideration of a credit support fee of approximately 2% per annum of the facilities actually obtained by the Company and guaranteed by LGE (to be paid in cash or equity). With credit support from LGE, between November 1997 and February 1998, the Company entered into the Unsecured Bank Loans pursuant to which the Company borrowed approximately $102 million. In connection with the Unsecured Bank Loans, the Company entered into the Reimbursement Agreement pursuant to which the Company agreed to reimburse LGE for amounts paid pursuant to the

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guarantees (plus interest at the Reference Rate announced by Bank of America plus 2% per annum) and granted liens, junior to the liens securing the Citibank Credit Facility, in favor of LGE on the capital stock of the Company's domestic Subsidiaries and the equipment, real property and certain intellectual property of the Company and its Subsidiaries. As of April 20, 1999, LGE had made payments pursuant to demands on its guarantees in connection with all of the Unsecured Bank Loans. April 3, 1999, $5.1 million of interest had accrued on amounts owed LGE under the Reimbursement Agreement. LGE has to date deferred, on a month to month basis, payment of such interest.

  In September 1997, the Company and LGE entered into an High Definition TV Receiver Project Agreement. As called for in the agreement, the Company received $4.5 million from LGE toward funding for the project. In return, LGE will receive a percentage of applicable royalties the Company anticipates receiving until such time as LGE has received $4.5 million. The $4.5 million is included in Long-term liabilities to related party.

  In August 1997, the Company received $30.0 million from subsidiaries of LGE representing payments in advance for 1997 sales from the Company to LGE. The amount was recorded as a liability and as sales were made to LGE, the liability balance was reduced. As of December 31, 1997, $0.6 million of the liability to subsidiaries of LGE remained and was included in other accrued expenses. During 1998, this balance was fully paid by the Company.

  In April 1997, the Company and LGE entered into an arrangement whereby LGE provided a vendor credit line to the Company to finance the Company's purchase of certain goods from LGE in the ordinary course of business. Prior to April 1997, the Company's accounts payables arising in the ordinary course of business to LGE were extended for certain periods of time, but no formal arrangement was in place. The amount of extended payables was $130.1 million, $135.6 million, $144.3 million and $106.8 million as of April 3, 1999, December 31, 1998, 1997 and 1996, respectively. The Company is charged interest in respect of each vendor credit advance at varying rates equal to LIBOR plus an applicable margin, which has increased over the period during which such vendor credit remains outstanding. As a result, the interest rate per annum payable in respect of individual credit advances varies over time. The average interest rates per annum charged in 1999, 1998, 1997, and 1996 were 13.5%, 13.4%, 7.9% and 6.4%, respectively. During the quarter ended April 3, 1999, and the years ended December 31, 1998 and 1997, the Company has accrued approximately $3.1 million, $15.1 million and $9.6 million of interest, respectively, under this credit arrangement.

  As of April 3, 1999, December 31, 1998, 1997 and 1996, accounts payable included $130.8 million, $136.1 million, $145.9 million and $124.5 million, respectively, to LGE and its affiliates. The amount of receivables from LGE and its affiliates was $7.9 million as of April 3, 1999, $8.5 million as of December 31, 1998 and was not material as of December 31, 1997 and 1996.

  In return for LGE providing support for certain financing activities of the Company entered into in April 1997, the Company granted options to LGE to purchase 3,965,000 shares of Old Common Stock of the Company at an exercise price of $0.01 per share, exercisable over time. The accounting for these stock options was based upon their fair value with that fair value being amortized on a straight-line basis over the term of the associated commitments. The related deferred financing charge, net of amortization, was recorded as follows: $30.1 million in Noncurrent other assets and $5.1 million in Current other assets. Options for 2,219,000 shares of Old Common Stock held by LGE were cancelled in 1998, and the balance of LGE's stock options will be cancelled under the Prepackaged Plan.

  Other Items: The Company currently leases space from an LGE subsidiary in Huntsville, Alabama, for its Parts and Service group and Ontario, California, for a warehouse. The Company leased space from an LGE subsidiary in San Jose, California, for NWS in 1998 and 1997. Zenith's rental payments at market rates in respect of the Huntsville, Ontario and San Jose properties totaled approximately $45,000, $109,000 and $0.0, respectively, in the first three months of 1999, approximately $290,000, $240,000 and $72,000, respectively, in 1998 and approximately $138,000, $135,000 and $59,000, respectively, in 1997.
During part of 1996, the Company made lease payments for use of the Ontario facility totaling $2,000.

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  The Company and LGE are in discussions concerning the joint development of
HDTV products, which may eventually be manufactured by LGE for the Company for resale by the Company in the United States. The Company is currently in negotiations with LGE for a joint development agreement that would provide for the development of the next generation of HDTV products, incorporating design changes to improve on an earlier jointly developed design by improving features and manufacturability and lowering prices. Under the Zenith proposed agreement, either LGE or a third party would manufacture the resulting product for the Company, depending on pricing, performance and quality. The negotiations to date have assumed that the Company would have the sole distribution rights in North America for any jointly developed design, and that each party would have non-exclusive distribution rights in other regions. No patent licenses are currently included in the discussions, except that intellectual property mutually developed under the program would be cross-licensed by the parties consistent with the product distribution outlined above. No definitive document has been finalized and negotiations are still in the preliminary stages.

  The Company believes that the transactions between the Company and LGE have been conducted on terms no less favorable to the Company than could have been obtained with unrelated third parties. Upon Consummation of the Prepackaged Plan, New Zenith will be a wholly owned subsidiary of LGE. LGE has advised Zenith that no general policy has been established for intercompany transactions after New Zenith becomes a wholly owned subsidiary of LGE. Following the Restructuring, Zenith expects to continue purchasing some finished products from LGE, including VCRs. Additionally, Zenith expects to purchase mid-size televisions produced by LGE in its operation of the Reynosa Assets. Because the Company intends to outsource substantially all of its product lines following the Restructuring, the Company expects that it will continue to purchase some finished products, components and other technical services from LGE.

              APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS
                         TO RESALES OF NEW SECURITIES

  Certain holders of Claims are offered securities under the Prepackaged Plan.
Section 1145 of the Bankruptcy Code creates certain exemptions from the registration and licensing requirements of federal and state securities laws with respect to the distribution of securities pursuant to a plan of reorganization as well as resales of the securities by certain recipients thereof.

Transfers of New Debentures

  The New Debentures to be issued pursuant to the Prepackaged Plan may be freely transferred by most recipients thereof, and all resales and subsequent transactions in the New Debentures are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

    (i) persons who purchase a Claim against, an interest in, or a Claim for administrative expense against the debtor with a view to distributing any security received or to be received in exchange for such a Claim or interest;

    (ii) persons who offer to sell securities offered or sold under the plan for the holders of such securities;

    (iii) persons who offer to buy such securities from the holders of such securities, if the offer to buy is (a) with a view to distributing such securities and (b) made under an agreement made in connection with the plan, with the consummation of the plan or with the offer or sale of securities under the plan; and

    (iv) a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in section 2(11) of the Securities Act.

  Whether or not any particular person would be deemed to be an "underwriter" or an "affiliate" with respect to the New Debentures to be issued pursuant to the Prepackaged Plan would depend upon various facts and circumstances applicable to that person. Accordingly, the Company expresses no view as to whether any person would be an "underwriter" or an "affiliate" with respect to any security to be issued pursuant to the Prepackaged Plan.

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  GIVEN THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR
PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE, THE COMPANY MAKES NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE NEW DEBENTURES TO BE DISTRIBUTED PURSUANT TO THE PREPACKAGED PLAN. THE COMPANY RECOMMENDS THAT POTENTIAL RECIPIENTS OF THE NEW DEBENTURES CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH NEW DEBENTURES.

Certain Transactions by Stockbrokers

  Under section 1145(a)(4) of the Bankruptcy Code, stockbrokers are required to deliver a copy of the Disclosure Statement (and supplements hereto, if any, if ordered by the Bankruptcy Court) at or before the time of delivery of securities issued under the Prepackaged Plan to their customers for the first 40 days after the Effective Date. This requirement specifically applies to trading and other aftermarket transactions in such securities.

Issuance of New Common Stock

  The New Common Stock to be issued to LGE is exempt from registration under federal and state securities law pursuant to section 1145 of the Bankruptcy Code as they are (i) being issued under a plan of reorganization, (ii) LGE holds a Claim against the Company, and (iii) the stock is being issued entirely in exchange for LGE's claim.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

  Kirkland & Ellis, special counsel to the Company, has advised the Company that the following discussion expresses its opinion (the "Tax Opinion") as to all material U.S. federal income tax consequences of the Prepackaged Plan to the Company and the holders of certain Claims and Equity Interests of the Company, subject to the qualifications set forth herein under the heading "-- Limitations to the Tax Opinion." The Tax Opinion is based upon the Tax Code, the United States Treasury Department regulations promulgated thereunder (the "Treasury Regulations"), judicial authority and current administrative rulings and practice now in effect, all of which are subject to change at any time (possibly with retroactive effect) or different interpretations. Prospective participants in the Prepackaged Plan should be aware that many of the tax consequences are unclear under existing law and, as a result, many alternative tax consequences are possible. This Tax Opinion does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including dealers in securities, foreign persons, life insurance companies, tax-exempt organizations, financial institutions and taxpayers subject to the alternative minimum tax), and this Tax Opinion does not discuss any aspects of state, local or foreign tax laws.

  NO RULING WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE ("IRS") WITH RESPECT TO ANY OF THE TAX ASPECTS OF THE PREPACKAGED PLAN. UNLIKE A RULING FROM THE IRS, AN OPINION OF COUNSEL HAS NO BINDING EFFECT ON THE IRS. THE AUTHORITIES ON WHICH THIS SUMMARY AND THE TAX OPINION ARE BASED ARE SUBJECT TO VARIOUS INTERPRETATIONS, AND THERE CAN BE NO ASSURANCE THAT THE IRS WILL NOT CHALLENGE THE CONCLUSIONS SET FORTH IN THIS TAX OPINION, OR THAT A COURT WOULD SUSTAIN SUCH CONCLUSIONS IF CHALLENGED BY THE IRS. EACH HOLDER IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PREPACKAGED PLAN.

Consequences to Holders of the Old Subordinated Debentures

 General

  A holder of an Old Subordinated Debenture will realize gain or loss on the exchange of an Old Subordinated Debenture for a New Debenture in an amount equal to the difference between (i) the amount realized (i.e., the

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"issue price" of the New Debenture as described under "Issue Price" below
("Issue Price")) in respect of the Old Subordinated Debenture and (ii) his or her adjusted tax basis in the Old Subordinated Debenture.

  Whether or not a holder of an Old Subordinated Debenture will be required or allowed to recognize the gain or loss realized on the exchange of such debenture for a New Debenture depends on whether the exchange constitutes a tax-free recapitalization. This, in turn, depends upon whether the Old and New Debentures constitute "securities" for federal income tax purposes. Whether an instrument constitutes a "security" is determined based on all the facts and circumstances. In particular, certain authorities have held that the length of the term of a debt instrument is a factor in determining whether such instrument is a security for federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including, among others, the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued. Since the Old Subordinated Debentures mature in 2011 and the New Debentures mature in 2009, and hence both debentures have terms of ten years or more, they will be treated as securities for federal income tax purposes.

  Since they will be treated as securities, the exchange of the Old Subordinated Debentures for New Debentures will constitute a recapitalization and a holder will not recognize any gain or loss on the exchange, except that a holder will recognize gain, but not loss, to the extent of the lesser of (i) the amount of gain realized or (ii) the amount of cash received (reduced by the amount of such cash that is allocated to accrued but unpaid interest, as discussed below). The tax basis of a holder of a New Debenture received in the exchange will be equal to the adjusted tax basis of such holder in the Old Subordinated Debenture surrendered in the exchange therefore increased by the gain, if any, recognized, and reduced by the amount of cash received, by the holder. The holding period of a holder of a New Debenture received in the exchange will include the holding period of such holder in the Old Subordinated Debenture surrendered in exchange therefore (provided such Old Subordinated Debenture was held as a capital asset at the time of the exchange).

  Except for the amount of gain attributable to accrued market discount on an Old Subordinated Debenture that was purchased with market discount (as described in "--Accrued Market Discount" below), any gain recognized on the exchange will be capital gain if the Old Subordinated Debenture is a capital asset in the hands of the holder. Such gain will be long-term capital gain or loss if the holder's holding period with respect to the Old Subordinated Debenture surrendered exceeds one year at the time of the exchange.

 Accrued Interest

  Regardless of whether a holder of the Old Subordinated Debentures recognizes gain on the exchange, such holder will be treated as receiving an interest payment to the extent that a portion of a New Debenture received is allocable to accrued interest on an Old Subordinated Debenture exchanged therefor. Accordingly, a holder of the Old Subordinated Debentures who had not previously included such accrued interest in income would recognize taxable income with respect to such interest payment, and a holder who had previously included such accrued interest in income would recognize gain or loss (or, possibly, a write-off against a reserve for bad debts) equal to the difference between the holder's basis in such interest (i.e., the amount of such accrued interest recognized as income by such holder) and the amount of the payment.

 Stated Interest and Original Issue Discount

  A New Debenture will be considered for federal income tax purposes to be issued with original issue discount ("OID") if the "stated redemption price at maturity" of the debenture exceeds its "issue price" by more than a de minimis amount (0.25% of the stated redemption price at maturity multiplied by the number of complete years from the issue date to the maturity date). The stated redemption price at maturity of a New

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Debenture is the aggregate of all payments due to the holder under such debenture at or before its maturity date, other than "qualified stated interest." Qualified stated interest is interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at fixed intervals of one year or less during the entire term of the instrument at certain specified rates.

  The amount of OID, if any, allocable to an accrual period is an amount equal to the excess, if any, of (a) the product of the New Debenture's "adjusted issue price" at the beginning of such accrual period and its yield-to-maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest payments on the New Debenture allocable to the accrual period. The "adjusted issue price" of a New Debenture at the start of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any prior payments with respect to such debenture that were not qualified stated interest payments.

  See "Limitations to the Tax Opinion--Stated Interest and Original Issue Discount" for a discussion of the U.S. federal income taxation of stated interest and OID, if any, with respect to the New Debentures.

 Accrued Market Discount

  A debt instrument has "market discount" if its stated redemption price at maturity exceeds its tax basis in the hands of the holder immediately after its acquisition, unless a statutorily defined de minimis exception applies. If the exchange of an Old Subordinated Debenture with market discount for a New Debenture pursuant to the Prepackaged Plan does not qualify as a recapitalization, a holder will recognize ordinary income on the exchange equal to the lesser of (a) the holder's gain on the exchange and (b) the amount of market discount that accrued during the holder's period of ownership. This rule will not apply to a holder who had previously elected to include market discount in income as it accrued for federal income tax purposes.

 Amortizable Bond Premium

  If the tax basis of an exchanging holder's New Debenture exceeds the debenture's stated redemption price at maturity, then such debenture will not be treated as issued with OID and such excess will be "amortizable bond premium." If the holder makes (or has made) a timely election under Section 171 of the Tax Code, such holder may amortize the bond premium, on a constant yield basis, by offsetting the interest income from the New Debenture.

  If the holder of a New Debenture makes an election to amortize bond premium, the tax basis of the debt instrument must be reduced by the amount of the aggregate amortization deductions allowable for the bond premium. Any such election to amortize bond premium would apply to all debt instruments held or subsequently acquired by the electing holder and cannot be revoked without permission from the IRS.

  This discussion of amortizable bond premium will not apply to a holder of a New Debenture if such holder does not make an election under Section 171 of the Tax Code. Thus, such holder will not be allowed to amortize bond premium (if any) and will thus not be allowed to offset its interest income on the New Debenture. Such holder will also not be required to reduce its basis in the debt instrument as described in the preceding paragraph.

 Issue Price

  The "issue price" of a New Debenture issued pursuant to the Prepackaged Plan is relevant in determining a holder's gain on an exchange and whether the debt instrument is issued with OID. The issue price of a New Debenture depends, in part, on whether the New Debentures or the Old Subordinated Debentures are publicly traded. The New Debentures or the Old Subordinated Debentures will be treated as publicly traded if, at any time during the 60-day period ending 30 days after the issue date of the New Debentures (the "60-Day Period"), a substantial amount of the New Debentures or the Old Subordinated Debentures are traded on an established market, as defined in Treasury Regulations. Subject to certain exceptions, the New Debentures or the Old

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Subordinated Debentures will be treated as traded on an established market if
(1) either is listed on certain securities exchanges, interdealer quotation systems, or designated foreign exchanges or boards of trade, (2) either is traded on certain boards of trade that are designated as contract markets or on an interbank market, (3) either appears on a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of identified brokers, dealers or traders, or actual prices of recent sales transaction, or (4) price quotations are readily available from brokers, dealers or traders. If the New Debentures or the Old Subordinated Debentures are traded on an established market, the issue price of a New Debenture will be the fair market value of the New Debenture or the Old Subordinated Debenture for which it is issued, as the case may be, on the issue date as determined by such trading.

  The issue price of a New Debenture that is neither publicly traded nor issued for an Old Subordinated Debenture so traded will be its stated principal amount if the New Debenture provides for "adequate stated interest," and otherwise will be its "imputed principal amount." A New Debenture will have adequate stated interest so long as interest is payable on the instrument at a rate at least equal to the appropriate applicable federal rate ("AFR") published by the IRS. The "imputed principal amount" of a New Debenture is computed by discounting all cash payments, including interest, required to be made under the New Debenture at the AFR. Because the AFR that will apply in determining the issue price of a New Debenture is presently unknown, the Company cannot predict with certainty whether a New Debenture will have adequate stated interest. It is possible that the interest rate will be less than the AFR as of the issue date, and in such an event, the issue price of a New Debenture will be its "imputed principal amount."

  Because, as described above, the determination of the issue price of the New Debentures is dependent on factual circumstances as they exist in the future on the issue date of the New Debentures, the Company's tax counsel is not providing an opinion with respect to the issue price of the New Debentures. See "Limitations to the Tax Opinion--Issue Price."

 Backup Withholding

  A holder of a New Debenture may be subject to backup withholding at the rate of 31% with respect to "reportable payments," which include payments in respect of interest or accrued OID, and the proceeds of a sale, exchange or redemption of a New Debenture. The Company will be required to deduct and withhold the prescribed amount if (a) the holder fails to furnish a taxpayer identification number ("TIN") to the Company in the manner required, (b) the IRS notifies the Company that the TIN furnished by the holder is incorrect,
(c) there has been a failure of the holder to certify under penalty of perjury that the holder is not subject to withholding under Section 3406(a)(1)(C) of the Tax Code, or (d) the holder is notified by the IRS that he or she failed to report properly payments of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding.

  Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's U.S. federal income tax liabilities, so long as the required information is provided to the IRS. The Company will report to the holders of New Debentures and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on such securities to any noncorporate holder other than an "exempt recipient."

Consequences to Holders of Other Claims

  A holder of another Claim whose Claim is satisfied in full on the Effective Date will recognize gain or loss for federal income tax purposes on the exchange of such Claim for cash equal to the difference between (i) the amount realized (i.e., the amount of cash received) in respect of such Claim and (ii) his or her adjusted tax basis in such Claim.

  A holder of any such Claim which is restructured, provided that such restructuring does not result in a "significant modification" of the Claim for federal income tax purposes, will not realize gain or loss as a result of the Prepackaged Plan. However, a holder whose Claim is restructured or modified in a way that is considered a "significant modification" for federal income tax purposes, or who is treated as having received interest, damages, or other income in connection with a restructuring or modification, will realize gain or loss for U.S. federal income tax purposes. Such gain or loss will be recognized unless such restructuring or modification constitutes a tax-free recapitalization. Whether such a restructuring or modification constitutes a tax-free recapitalization will depend on whether the Claims are "securities" for federal income tax purposes. Because the determination of whether a Claim is a "security" is highly fact specific, the Company's tax counsel is not providing an opinion on this issue and hence whether such a restructuring or modification constitutes a tax-free recapitalization. See "Limitations to the Tax Opinion-- Characterization of the Debentures as Securities and Qualification as a Recapitalization" for a discussion of the characterization of the Claims as securities and the U.S. federal income tax ramifications thereof.

  If a holder receives property in satisfaction of his or her Claim, he or she will be treated as receiving an interest payment to the extent that the amount received is allocable to interest that accrued while he or she held the Claim, regardless of whether the receipt of the property would otherwise result in recognition of gain or loss. Accordingly, a holder who had not previously included such accrual interest in income would recognize taxable income with respect to such interest payment, and a holder who had previously included such interest in income would recognize gain or loss (or, possibly, a write-off against a reserve for bad debts) equal to the difference between the holder's basis in such interest and the amount of the payment.

Consequences to Holders of Equity Interests in the Company

  A holder of any Equity Interest in the Company cancelled under the Prepackaged Plan will be allowed a "worthless stock deduction" in an amount equal to the holder's adjusted basis in his or her Equity Interest. A "worthless stock deduction" is a deduction allowed to a holder of a corporation's stock for the taxable year in which such stock becomes worthless. If the holder held the Equity Interest as a capital asset, the loss will be treated as a loss from the sale or exchange of such capital asset.

Consequences to LGE

  LGE is a corporation not organized under the laws of the United States. The transactions contemplated in the Prepackaged Plan may consequently have tax ramifications to LGE under applicable U.S. and non-U.S. law.

Consequences to the Company

 Realization of Cancellation of Indebtedness Income:

  Subject to certain exceptions, a debtor recognizes an amount of cancellation of debt ("COD") income upon satisfaction of its outstanding indebtedness equal to the excess of (i) the amount of the indebtedness discharged, over (ii) the issue price of any new indebtedness issued, the amount of cash paid, and the fair market value of any other consideration (including stock of the debtor) given in satisfaction of the indebtedness. As discussed below, there is a bankruptcy exception to the recognition of COD income which will apply to the Company in connection with the Prepackaged Plan.

  A debtor is not required to include COD income in gross income if the debt discharge occurs in a Title 11 case. However, under the Tax Code the debtor must, as of the first day of the next taxable year, reduce its tax attributes (in general, first its NOL carryover and then tax credits and capital loss carryovers, and then the tax basis of its assets) by the amount of COD income excluded from gross income by this exception. As an exception to the order of tax attribute reduction described above, a taxpayer can elect to reduce its tax basis in its depreciable assets first, then its NOL carryforwards.

  The Company estimates that under the Prepackaged Plan it will realize approximately $59 million of COD income attributable to the exchange of New Debentures for the Old Subordinated Debentures and possibly an additional amount of COD income attributable to satisfaction of certain other Claims. Because the COD income will be realized in a case filed under the Bankruptcy Code, the Company will not be required to include the COD income in taxable income, but will be required to reduce its NOL carryover by the amount of the COD income. The Company had an estimated $942.8 million NOL carryover as of December 31, 1998, which will be decreased by the amount of COD income realized as a result of the Restructuring.

 Section 382 Limitation

  Subject to certain exceptions discussed below pursuant to Section 382 of the Tax Code, if there is an "ownership change" with respect to a corporation with NOL carryovers, such corporation will be subject to the Section 382 Limitation on its use of any NOL carryover incurred prior to the ownership change to offset taxable income earned in any year after the ownership change. Except as discussed below, the Section 382 Limitation on such corporation's NOL carryover will be equal to the product of (i) the net equity value of all of the corporation's stock immediately before the ownership change and (ii) the long-term tax-exempt rate for the month in which the ownership change occurs. (The long-term tax exempt rate for June 1999 is 4.85%).

  If a corporation that undergoes an ownership change has a "net unrealized built-in loss," subject to certain limitations, any "recognized built-in loss" during the five-year period beginning with the date of the ownership change is treated as a pre-change loss and is subject to the Section 382 Limitation described above. If the corporation has a "net unrealized built-in gain," subject to certain limitations, the Section 382 Limitation for any taxable year within the recognition period will be increased by the "recognized built-in gain" for such taxable year. A net unrealized built-in gain or net unrealized built-in loss exists to the extent the fair market value of the corporation's assets is more or less, respectively, than the aggregate adjusted tax basis of the its assets immediately before an ownership change, provided the resulting net unrealized built-in gain or net unrealized built-in loss is greater than the lesser of (i) 15% of the fair market value of the corporation's assets or (ii) $10 million. Under current IRS administrative policy, the amount of the COD income recognized upon an ownership change is treated as an item of income attributable to the pre-change period under
Section 382(h)(6) of the Tax Code, and such COD income is added to the gross fair market value of the corporation's assets in determining whether the loss corporation has a net unrealized built-in loss.

  An "ownership change" occurs if the percentage of stock of the corporation owned actually or constructively by one or more "5% shareholders" increases by more than 50 percentage points on any "testing date" (taking into account all relevant adjustments as of the end of a "testing date") as compared to the lowest percentage of stock of the corporation owned by those 5% shareholders at any time during the statutory "testing period" (generally, the past three years or, if shorter, the period since the last ownership change). Generally, a "testing date" is any date on which there is any change in the ownership of stock that affects the percentage stock ownership of a 5% shareholder. A "5% shareholder" is one who owns at least 5% of the stock of the corporation, and all stock owned by shareholders who are not 5% shareholders is generally treated as being owned by one 5% shareholder.

  Section 382(l)(5) of the Tax Code provides a special rule applicable in the case of a bankruptcy reorganization. If a corporation qualifies for and does not elect out of the application of Section 382(l)(5), Section 382 will not limit the use of the corporation's NOL carryover on account of an ownership change occurring as a result of the bankruptcy reorganization. The corporation will qualify if the corporation's pre-bankruptcy shareholders and holders of certain debt ("Qualifying Debt") own at least 50% of the stock of the corporation after the bankruptcy reorganization. Qualifying Debt is a Claim which (i) was held by the same creditor for at least 18 months prior to the bankruptcy filing or (ii) arose in the ordinary course of a corporation's trade or business and has been owned at all times by the same creditor. Indebtedness will be treated as arising in the ordinary course of a corporation's trade or business if such indebtedness is incurred by the corporation in connection with the normal, usual or customary conduct of the corporation's business. For the purpose of determining whether a Claim constitutes Qualifying Debt, special rules may apply to treat a subsequent transferee as the transferor creditor.

  See "Limitations to the Tax Opinion--Section 382 Limitation" for a discussion of the U.S. federal income tax consequences to the Company of an ownership change and the ramifications of not qualifying for the Section 382(1)(5) exception.

 Applicable High Yield Discount Obligations

  OID, if any, on the New Debentures will not be deductible until paid by the Company if the New Debentures are treated as "applicable high yield discount obligations" ("AHYDOs"). Under the AHYDO rules contained in Sections 163(e) and 163(i) of the Tax Code, if the New Debentures have a term of more than five years, "significant" OID (as defined in the Tax Code), and a yield to maturity of 5% or more in excess of the AFR in effect for the month that includes the issue date, interest deductions in respect of OID accruing on such debenture will be deferred until amounts in respect of such OID are paid in cash. Moreover, to the extent the yield to maturity of an AHYDO exceeds the AFR in effect for the month that includes the issue date plus 6%, the deduction for a ratable portion of the OID will be permanently disallowed (the "Disqualified OID").

  See "Limitations to the Tax Opinion--Applicable High Yield Discount Obligations" for a discussion of the U.S. federal income tax consequences to the Company if the New Debentures are treated as AHYDOs.

Limitations to the Tax Opinion

  Certain of the U.S. federal income tax consequences are highly fact specific and/or dependent on facts as they will exist in the future. Consequently the Company's tax counsel is not providing an opinion as to such issues. Described below are the specific matters not covered by the Tax Opinion and the possible tax consequences of alternative characterizations.

 Stated Interest and Original Issue Discount

  As described in "--Issue Price" below, the Company's tax counsel is not providing an opinion as to the issue price of the New Debentures. Consequently, the Company's tax counsel also is not providing an opinion as to whether the stated redemption price at maturity of a New Debenture will exceed its issue price by more than a de minimis amount at the time of its issuance and hence whether the New Debentures will be issued with OID. Whether or not the New Debentures are issued with OID will have different U.S. federal income tax consequences to a holder of the New Debentures as described below.

  If the New Debentures are not issued with OID, the stated interest on a New Debenture will be taxable to a holder as ordinary income when received or accrued in accordance with such holder's method of accounting. If the New Debentures are issued with OID, a holder will be required to include OID in income as interest over the term of the New Debentures under a constant-yield-to-maturity basis, based on the original yield-to-maturity of the New Debenture calculated by reference to its issue price, regardless of the holder's method of accounting and regardless of when interest is actually paid in cash. Accordingly, if a New Debenture is issued with OID, a holder of the New Debenture may be required to take OID into income prior to the receipt of cash payments with respect to the New Debenture.

  If a New Debenture is issued with OID, and if a holder's tax basis on the issue date in a New Debenture exceeds its issue price, the debt instrument will be treated as having been acquired with "acquisition premium," and the holder will be allowed to reduce its OID accruals with respect to such New Debenture by the proportion of the aggregate amount of OID remaining to be accrued that is represented by the amount of such excess.

 Issue Price

  As described below, the determination of the issue price of the New Debentures is dependent in large part upon facts as they exist in the future, in particular whether (i) the New Debentures or the Old Subordinated Debentures will be treated as publicly traded or (ii) the New Debentures will have adequate stated interest. Because such information is not currently known or knowable, the Company's tax counsel is not providing an opinion with respect to the issue price of the New Debentures.

  If the IRS were to contend successfully that either (i) the New Debentures or the Old Subordinated Debentures are traded on an established securities market during the 60-Day Period or (ii) the New Debentures do not bear adequate stated interest, then the issue price of a New Debenture could be materially less than the issue price that would result if neither were publicly traded and the New Debentures bore adequate stated interest. In that event, a New Debenture could have OID or additional OID, as the case may be, that would be includible in a holder's income.

 Section 382 Limitation

  The determination of whether there is an ownership change and the application of Section 382(l)(5) are both highly fact specific and dependent on circumstances which are difficult to accurately assess. Although the Company believes that an ownership change will occur, it is possible that the exchanges contemplated by the Prepackaged Plan will not cause an ownership change. Consequently, the Company's tax counsel is not providing an opinion as to whether the Prepackaged Plan will cause an ownership change or whether the
Section 382(l)(5) exception will apply. If the Prepackaged Plan does not cause an ownership change, then, subject to any pre-existing Section 382 Limitation,
Section 382 of the Tax Code will not apply to limit the Company's use of its NOL carryover. In such case, a change after the Effective Date that affects the percentage stock ownership of a 5% shareholder may trigger an ownership change depending on the magnitude of such change. If the Company is not in bankruptcy at such time, however, neither the Section 382(l)(5) nor the
Section 382(l)(6) exception described below will be available, and the Company's use of its NOL carryover will be subject to the general Section 382 Limitation.

  If instead the Prepackaged Plan causes an ownership change, then to the extent not reduced by the amount of realized COD income discussed above in "Consequences to the Company--Realization of Cancellation of Indebtedness Income," the use of the remaining NOL carryover will be subject to the Section 382 Limitation unless the exception in Section 382(l)(5) applies.

  If the exchanges contemplated by the Prepackaged Plan qualify for the tax treatment under Section 382(l)(5), the Company's NOL carryover will be available for future use without any Section 382 Limitation (subject to any pre-existing Section 382 Limitation and after reduction of the Company's NOL carryover by the aggregate amount of all interest deductions in respect of debt exchanged for Company stock during the three prior taxable years and a portion of the current taxable year ending on the Effective Date). However, under Section 382(l)(5), such NOL carryover will not survive a subsequent ownership change if such ownership change occurs during the 2-year period immediately following Consummation of the Prepackaged Plan.

  If the exchanges do not qualify for the tax treatment under Section 382(l)(5) or the Company elects not to utilize Section 382(l)(5), the Company's use of its NOL carryover to offset taxable income earned after the ownership change will be subject to the Section 382 Limitation. Since the Company will be in bankruptcy, however, Section 382(l)(6) of the Tax Code will apply. Under Section 382(l)(6), the Section 382 Limitation will be calculated by reference to the net equity value of the Company's stock immediately after the ownership change (rather than immediately before the ownership change, as is the case for non-bankruptcy ownership changes). In such case, since it is impossible to predict what the net equity value of the Company immediately after the exchanges contemplated by the Prepackaged Plan will be, the Company's use of its NOL carryover may be substantially limited after the ownership change.

 Applicable High Yield Discount Obligation

  As discussed in "--Issue Price" and "--Stated Interest and Original Issue Discount" above, because the determination of whether the Old Subordinated Debentures or the New Debentures will be treated as traded on an established securities market within the 60-Day Period, and hence whether the New Debentures will bear OID, is dependent upon facts as they will exist in the future, the Company's tax counsel is not providing an opinion as to the issue price of the New Debentures or whether they will bear OID. Consequently, the Company's tax counsel also is not providing an opinion as to whether the New Debentures will be treated as AHYDOs. If the New Debentures are treated as AHYDOs, the Company would not be permitted to deduct any OID in respect of the New Debentures until such OID is paid. In addition, the Company will be denied OID deductions in respect of a ratable portion of the OID equal to any Disqualified OID.

  THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PREPACKAGED PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF CERTAIN CLAIMS AND EQUITY INTERESTS IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PREPACKAGED PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

                          ESTIMATED FEES AND EXPENSES

  The estimated fees and expenses expected to be incurred by the Company and that LGE has advised the Company that it expects to incur in connection with the Restructuring are approximately $36.1 million.

                    Estimated Costs and Fees of the Company

      Investment banking fees and expenses......................... $ 6,500,000
      Bank transaction fees and expenses...........................   5,000,000
      Fees of other advisors.......................................   7,000,000
      Legal fees and expenses......................................   6,000,000
      Accounting fees and expenses.................................   1,200,000
      Printing and mailing fees....................................   1,000,000
      Fees relating to new securities..............................     250,000
      Miscellaneous................................................      50,000
                                                                    -----------
          Total.................................................... $27,000,000
                                                                    ===========

                        Estimated Costs and Fees of LGE

      Investment banking fees and expenses......................... $ 2,300,000
      Fees of other advisors.......................................     700,000
      Legal fees and expenses......................................   6,000,000
      Accounting fees and expenses.................................     100,000
                                                                    -----------
          Total.................................................... $ 9,100,000
                                                                    ===========

Advisors

  PJSC has been engaged by the Company in connection with the Restructuring. PJSC was chosen to act as financial advisor and investment banker in the Restructuring because of its experience in the restructuring of other public companies in similar types of transactions. For its services as financial advisor and investment banker, PJSC will receive (i) a fixed monthly cash advisory fee, a portion of which will be applied against future transaction fees, and (ii) transaction fees based upon (a) successful completion of a refinancing or new financing transaction ($2.25 million); (b) restructuring or replacement of certain existing debt ($1.0 million); and (c) other transactions, including asset dispositions or mergers (in which case the fee would be based on a graduated, decreasing percentage of total consideration). The Company currently estimates that the total fees payable to PJSC will be $5.7 million. The portion of the fees associated with the restructuring or replacement of the Old Subordinated Debentures ($1.0 million) is contingent on the effectiveness of the restructuring of the Old Subordinated Debentures. Through September 26, 1998, the Company had paid PJSC $2.4 million in fees and expenses, including $0.75 million in fees related to obtaining the Amended Citibank Credit Facility. The Company will request approval of the post-petition fees through the filing of appropriate applications with the Bankruptcy court.

  JA&A was engaged by the Company based on its prior experience in the restructuring of other public companies in similar types of transactions. Robert N. Dangremond, a principal with Jay Alix, served as the Company's Acting Chief Financial Officer from January 1998 to June 1998, and currently serves as the Company's Senior Vice President, Restructuring. See "SPECIAL FACTORS--Events Leading to the Restructuring." For its services, JA&A receives a fixed monthly fee plus expenses, and upon successful completion of the Financial Restructuring, will receive a success fee ($1.0 million). The Company currently estimates that the total fees payable to JA&A in connection with the Restructuring will be $4.0 million of which $1.0 million is designated as a success fee, contingent on successful completion of the Financial Restructuring, which includes consummation of the Prepackaged Plan. Through September 26, 1998, the Company had paid

$2.3 million in fees and expenses to JA&A. The Company will request approval of these fees through the filing of appropriate applications with the Bankruptcy Court.

  Following commencement of the Prepackaged Chapter 11 Case, the Company intends to seek authority to employ JA&A as its restructuring advisor, PJSC as its financial advisor and investment banker, Arthur Andersen LLP as its auditor and Kirkland & Ellis as its attorneys.

                                 LEGAL MATTERS

  Certain legal matters in connection with the New Debentures offered hereby will be passed upon by Kirkland & Ellis, counsel to the Company.

                                    EXPERTS

  The Company's annual historical audited financial statements included in this Disclosure Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX OF CERTAIN DEFINED TERMS

60-Day Period............................................................... 203
Administrative Claims.......................................................   4
AFR......................................................................... 204
AHYDOs...................................................................... 207
Allowed.....................................................................  90
Alternative Proposal........................................................  79
Amended Certificate of Incorporation........................................  83
Amended Citibank Credit Facility............................................   5
Appraisers..................................................................  70
April 1998 Projections...................................................... 134
April 1999 Projections...................................................... 137
ATSC........................................................................  32
Audit Committee.............................................................  50
Ballots.....................................................................  25
Bankruptcy Code.............................................................   i
Bankruptcy Court............................................................  10
Bankruptcy Rules............................................................  27
Base Rate................................................................... 144
Board....................................................................... iii
Business Plan Projections...................................................  20
CDT.........................................................................  49
CERCLA...................................................................... 180
Change in Control Period.................................................... 190
Citibank....................................................................  14
Citibank Credit Facility....................................................  50
Citibank Receivables Facility...............................................  50
Citibank Secured Claims.....................................................   5
Citicorp....................................................................  11
Citicorp Exit Facility......................................................  11
Claims......................................................................   i
Class.......................................................................   9
COD......................................................................... 205
Commission..................................................................   v
Commitment..................................................................  11
Company.....................................................................   i
Company Peer Group..........................................................  70
Confirmation................................................................   i
Confirmation Date...........................................................  89
Consumer Electronics........................................................ 164
Consummation................................................................ iii
Contingent Compensation Plan................................................ 186
Crossroads..................................................................  60
D&O Releasees...............................................................   9
Delaware Anti-Takeover Law.................................................. 194
Debenture Committee.........................................................  ii
Debenture Releasees.........................................................   9
DGCL........................................................................ 194
DIP Facility................................................................  11
Directors' Retirement Plan.................................................. 186
Disclosure Statement........................................................   i
Disqualified OID............................................................ 207
Distribution Record Date....................................................  99
EBIT........................................................................  77
EBITDA......................................................................  11
Effective Date..............................................................   i
Employment Agreements....................................................... 189
Equity Interests............................................................ iii
ERISA....................................................................... 145
Eurodollar Rate............................................................. 145
Exchange Act................................................................   v

Expiration Date.............................................................  27
Final Order.................................................................  18
Financial Restructuring.....................................................   i
Forrester...................................................................  70
FS&D Applications...........................................................  47
Gartner/Dataquest...........................................................  70
GECC Credit Facility........................................................ 144
General Unsecured Claims....................................................   6
Greenwich...................................................................  71
Impaired Claims.............................................................   4
Implementation Program......................................................  80
Indenture Event of Default.................................................. 150
Insignia/ESG................................................................  72
Investor Releasees..........................................................   9
IRS......................................................................... 201
Issue Price................................................................. 202
JA&A........................................................................  13
June 1998 Projections....................................................... 135
Key Executives.............................................................. 189
Lazard......................................................................  56
Leveraged Lease (Melrose Park)..............................................   3
Leveraged Lease (Mexico)....................................................   3
Leveraged Leases............................................................   3
LG Semicon..................................................................   9
LGAI........................................................................  53
LGAI Maquila Agreement......................................................  53
LGE.........................................................................  ii
LGE Claims..................................................................  ii
LGE Demand Loan Claims......................................................   2
LGE Demand Loan Facility....................................................  51
LGE Extended Payables Claims................................................   3
LGE Guarantee Fee Claims....................................................   3
LGE Leveraged Lease Claims..................................................   3
LGE New Credit Facility..................................................... 154
LGE New Credit Facility Event of Default.................................... 155
LGE New Credit Support......................................................  11
LGE New Restructured Senior Note............................................  ii
LGE Reimbursement Claims....................................................   2
LGE Restructured Notes Default.............................................. 154
LGE Stock Purchase Agreement................................................  49
LGE Technical Services Claims...............................................   3
LGE Tranche A Claims........................................................  ii
LGE Tranche B Claims........................................................  ii
Lock-Up Agreement...........................................................  61
Maquiladora.................................................................  35
Master Ballots..............................................................  25
NAFTA.......................................................................  35
Named Executive Officers.................................................... 191
New Common Stock............................................................  ii
New Indenture............................................................... 150
New Investor................................................................  81
New Debentures..............................................................   i
New Zenith..................................................................  ii
NOLs........................................................................  12
Nominee.....................................................................  28
Notice Agent................................................................  28
November 1998 Projections................................................... 136
NWS.........................................................................  31
NYSE........................................................................   v
OID......................................................................... 202
Old Common Stock............................................................ iii

Old Preferred Stock......................................................... 194
Old Subordinated Debenture Claims...........................................   6
Old Subordinated Debenture Indenture........................................   i
Old Subordinated Debentures.................................................   i
Operational Restructuring...................................................   i
Other Priority Claims.......................................................   5
Other Secured Claims........................................................   5
Petition Date............................................................... 102
Phillips....................................................................  34
PIK.........................................................................  11
PJSC........................................................................  12
Prepackaged Chapter 11 Case.................................................   9
Prepackaged Plan............................................................   i
Priority Tax Claims.........................................................   4
Professionals...............................................................  15
PRPs........................................................................ 180
Qualifying Debt............................................................. 206
Registration Statement......................................................   v
Reimbursement Agreement.....................................................  51
Reorganization Period.......................................................  20
Restructuring...............................................................   i
Restructuring Agreement.....................................................  ii
Reynosa Assets..............................................................  ii

Sales Multiples Approach....................................................  73
Section 382 Limitation......................................................  29
Securities Act..............................................................   v
Solicitation................................................................ iii
Solicitation Agent..........................................................  28
Solicitation Materials......................................................  27
Special Committee........................................................... iii
Subsidiaries................................................................   1
Tax Code....................................................................  28
Tax Opinion................................................................. 201
Terminal Value..............................................................  72
TIN......................................................................... 204
Transaction Expenses........................................................  82
Transaction Fee.............................................................  82
Treasury Regulations........................................................ 201
Trustee..................................................................... 151
Unimpaired Claims...........................................................  98
Unsecured Bank Loans........................................................   2
US EPA...................................................................... 181
Voting Record Date..........................................................   i
VSB.........................................................................  32
Zenith......................................................................   i

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Consolidated Statements of Operations (Unaudited) for the Three
 Months Ended April 3, 1999 and March 28, 1998...........................   F-2
Condensed Consolidated Balance Sheets (Unaudited) at April 3, 1999,
 December 31, 1998 and March 28, 1998....................................   F-3
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Three
 Months Ended April 3, 1999 and March 28, 1998...........................   F-4
Notes to Condensed Consolidated Financial Statements (Unaudited).........   F-5
Statements of Consolidated Operations and Retained Earnings (Deficit) for
 the Years Ended December 31, 1998, 1997 and 1996........................  F-11
Consolidated Balance Sheets at December 31, 1998 and 1997................  F-12
Statements of Consolidated Cash Flows for the Years Ended December 31,
 1998, 1997 and 1996.....................................................  F-13
Notes to Consolidated Financial Statements...............................  F-14
Report of Independent Public Accountants.................................  F-34

                         ZENITH ELECTRONICS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     In Millions, Except Per Share Amounts

                                                            Three Months Ended
                                                            ------------------
                                                            April 3, March 28,
                                                              1999     1998
                                                            -------- ---------
Net sales..................................................  $150.6   $220.7
                                                             ------   ------
Costs, expenses and other:
  Cost of products sold....................................   134.7    213.5
  Selling, general and administrative......................    25.9     30.7
  Engineering and research.................................     8.0     10.8
  Other operating expense (income), net (Note 4)...........    (7.7)    (7.2)
  Restructuring charges (Note 3)...........................     3.3      2.6
                                                             ------   ------
Operating loss.............................................   (13.6)   (29.7)
Loss on asset sales, net...................................    (0.3)    (0.2)
Interest expense...........................................    (2.2)    (3.8)
Interest expense--related party............................    (9.2)    (4.4)
Interest income............................................     0.2      0.3
                                                             ------   ------
Loss before income taxes...................................   (25.1)   (37.8)
Income taxes...............................................     --       --
                                                             ------   ------
Net loss...................................................  $(25.1)  $(37.8)
                                                             ======   ======
Net loss per share of basic and diluted common stock (Note
 5)........................................................  $(0.37)  $(0.55)
                                                             ======   ======



     See accompanying Notes to Condensed Consolidated Financial Statements.

                         ZENITH ELECTRONICS CORPORATION

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                  In Millions

                                                 April   December 31, March 28,
ASSETS                                          3, 1999      1998       1998
------                                          -------  ------------ ---------
Current assets:
  Cash......................................... $   5.2    $   --      $  23.2
  Receivables, net of allowance for doubtful
   accounts of $18.9, $42.0 and $--,
   respectively................................    77.5      127.0         9.6
  Receivable from related party................     7.9        8.5         6.4
  Inventories (Note 7).........................    73.9       84.2       127.1
  Transferor certificates (Note 6).............     --         --        103.4
  Other........................................    26.7       10.8        23.4
                                                -------    -------     -------
    Total current assets.......................   191.2      230.5       293.1

Property, plant and equipment, net.............    48.1       50.2       164.4
Property held for disposal.....................    27.0       43.0         5.7
Receivable from related party..................    13.8       21.3         --
Other noncurrent assets........................    10.4        5.0        36.5
                                                -------    -------     -------
    Total assets............................... $ 290.5    $ 350.0     $ 499.7
                                                =======    =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Short-term debt (Note 8)..................... $  30.0    $  47.8     $ 102.0
  Short-term debt with related party (Note 8)..   191.3      192.1         --
  Current portion of long-term debt (Note 8)...    11.5        5.8        14.8
  Accounts payable.............................    51.9       48.1        86.6
  Accounts payable with related party (Note
   9)..........................................   130.8      136.1       134.0
  Income taxes payable.........................     4.2        4.2         0.7
  Accrued expenses.............................   153.0      167.8       144.6
                                                -------    -------     -------
    Total current liabilities..................   572.7      601.9       482.7

Long-term liabilities..........................     4.5        3.6         8.6
Long-term liabilities with related party.......    10.9       11.2         8.2
Long-term debt (Note 8)........................    92.0       97.8       127.0

Stockholders' equity:
  Preferred stock..............................     --         --          --
  Common stock.................................    67.6       67.6        67.1
  Additional paid-in capital...................   506.8      506.8       507.3
  Retained earnings (deficit)..................  (962.3)    (937.2)     (699.5)
  Treasury stock...............................    (1.7)      (1.7)       (1.7)
                                                -------    -------     -------
    Total stockholders' equity.................  (389.6)    (364.5)     (126.8)
                                                -------    -------     -------
    Total liabilities and stockholders'
     equity.................................... $ 290.5    $ 350.0     $ 499.7
                                                =======    =======     =======

     See accompanying Notes to Condensed Consolidated Financial Statements.

                         ZENITH ELECTRONICS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                  In Millions

                                               Increase (Decrease) in Cash
                                                    Three Months Ended
                                               ------------------------------
                                               April 3, 1999   March 28, 1998
                                               -------------   --------------
Cash flows from operating activities:
Net loss......................................  $       (25.1)  $       (37.8)
Adjustments to reconcile net loss to net cash
 provided (used) by operations:
  Depreciation................................            4.6             9.9
  Other.......................................           (0.4)            --
  Loss on asset sales, net....................            0.3             0.2
  Changes in assets and liabilities:
    Current accounts..........................           39.4            32.8
    Other assets..............................           (1.0)            1.2
    Other liabilities.........................            0.6            (0.2)
                                                -------------   -------------
Net cash provided by operating activities.....           18.4             6.1
                                                -------------   -------------
Cash flows from investing activities:
  Capital additions...........................           (0.4)           (2.7)
  Proceeds from asset sales...................            5.8            10.0
  Transferor certificates increase............            --            (13.9)
                                                -------------   -------------
Net cash provided (used) by investing
 activities...................................            5.4            (6.6)
                                                -------------   -------------
Cash flows from financing activities
  Short-term borrowings, net..................          (18.6)           30.0
  Principal payments on long-term debt........            --             (6.3)
                                                -------------   -------------
Net cash provided (used) by financing
 activities...................................          (18.6)           23.7
                                                -------------   -------------

Increase in cash..............................            5.2            23.2
Cash at beginning of period...................            --              --
                                                -------------   -------------
Cash at end of period.........................  $         5.2   $        23.2
                                                =============   =============
Increase (decrease) in cash attributable to
 changes in current accounts:
  Receivables, net............................  $        51.1   $         5.7
  Inventories.................................           10.3            38.4
  Other assets................................           (3.1)            2.9
  Accounts payable and accrued expenses.......          (18.9)          (14.2)
                                                -------------   -------------
Net change in current accounts................  $        39.4   $        32.8
                                                =============   =============
Supplemental disclosure of cash flow
 information:
  Cash paid during the period for:
  Interest....................................  $         4.5   $         6.7
  Income taxes................................            --              --

     See accompanying Notes to Condensed Consolidated Financial Statements.

                        ZENITH ELECTRONICS CORPORATION

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note One--Basis of presentation

The accompanying unaudited condensed consolidated financial statements ("financial statements") have been prepared in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. The accuracy of the amounts in the financial statements is in some respects dependent upon facts that will exist, and procedures that will be performed by the company, later in the year. In the opinion of management, all adjustments necessary for a fair presentation of the financial statements have been included and are of a normal, recurring nature. For further information, refer to the consolidated financial statements and notes thereto included in the company's Form 10-K for the year ended December 31, 1998.

Certain reclassifications have been made to prior year selling, general and administrative expenses and restructuring charges to conform to the current year presentation and had no effect on net income reported.

Note Two--Subsequent events

On April 16, 1999, LG Electronics Inc. ("LGE") informed the company that it had received a demand for repayment under LGE's guarantee of the company's $30.0 million demand loan note payable to Credit Agricole. LGE further informed the company that on April 20, 1999, it had made payment in full against its guarantee under such demand. Such payment by LGE gives rise to a claim by LGE against the company under the Reimbursement Agreement dated as of November 3, 1997 between LGE and the company.

Effective as of April 19, 1999, the company entered into a Second Amendment and Waiver to the Amended and Restated Credit Agreement dated as of June 29, 1998, among the company, the lenders, Citibank, N. A. as issuing bank and Citicorp North America, Inc. as agent. The terms of such amendment extend the maturity date of the facility to the earlier of the bankruptcy filing by the company or August 31, 1999. Also, effective as of April 19, 1999, the company and LGE amended the LGE Demand Loan Facility to provide that no demand for repayment could be made under the facility, absent a default, prior to August 31, 1999.

On April 29, 1999, the company was informed by LGE that on April 28, 1999, LGE had acquired 26,095,200 shares of common stock of the company along with the associated common stock purchase rights from its affiliate, LG Semicon Co., Ltd. The company was informed that the aggregate purchase price for such shares was 10 Korean Won (approximately US$0.01). As a result of this transfer, LGE owns approximately 54.2 percent of the outstanding common stock of the company, excluding vested but unexercised options.

In April 1999, the company sold substantially all of the assets located at its Cd. Juarez, Mexico facility to subsidiaries of Kimball International, Inc. for approximately $23.8 million less escrowed amounts.

Note Three--Restructuring charges

During the first quarter of 1999, the company recorded $3.3 million of restructuring charges related to costs associated with work performed by outside consulting and law firms to support the development of the operational and financial restructuring plans and the prepackaged plan of reorganization. A restructuring charge of $2.6 million was recorded in the first quarter of 1998 for fees paid to outside professionals for work to support the development of the company's operational and financial restructuring plans.

A summary of the restructuring reserve recorded in 1998 and 1999 is as follows:

                            Restructuring     1999        1999   Restructuring
                             Reserve at   Restructuring   Cash    Reserve at
                            Dec. 31, 1998    Charges    Payments April 3, 1999
                            ------------- ------------- -------- -------------
Severance and other
 employee costs............     $15.4         $--        $ (6.8)     $ 8.6
Plant closure and business
 exit costs................      15.0          --          (2.4)      12.6
Professional fees..........       0.6          3.3         (3.6)       0.3
Other......................       0.3          --          (0.1)       0.2
                                -----         ----       ------      -----
    Total restructuring
     reserve...............     $31.3         $3.3       $(12.9)     $21.7
                                =====         ====       ======      =====

Note Four--Other operating expense (income)

Other operating expense (income) consisted of the following:

                                                              Three Months Ended
                                                              ------------------
                                                              April 3, March 28,
                                                                1999     1998
                                                              -------- ---------
                                                                 In millions
      Royalty income--tuner system patents...................  $(6.2)    $(6.3)
      Royalty income--VCR direct ship........................   (0.6)     (0.2)
      Royalty income--other..................................   (1.3)     (0.3)
      Bank fees..............................................    0.3       0.4
      Other..................................................    0.1      (0.8)
                                                               -----     -----
          Total other operating income, net..................  $(7.7)    $(7.2)
                                                               =====     =====

Note Five--Loss per share

In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share", the company computed basic loss per share by dividing net loss by the weighted average number of shares of common stock outstanding during the periods. Diluted loss per share, assuming conversion of the 6 1/4 percent convertible subordinated debentures due 2011 and outstanding stock options, is not presented because the effect of the assumed conversion is antidilutive. The weighted average number of shares was 67.5 million and 67.0 million for the three months ended April 3, 1999 and the three months ended March 28, 1998, respectively.

Note Six--Receivables

During the third quarter of 1998, the company's trade receivables securitization was terminated. As a result, the company's financial statements for the first quarter of 1999 reflect that receivables, net of allowance for doubtful accounts, are no longer sold and transferor certificates (which represented the company's retained interest in the pool of receivables that were sold) do not exist. A non-cash restructuring charge of $3.9 million was made to write-off deferred charges (bank, attorney and guarantee fees) related to the receivable securitization in the third quarter of 1998.

Note Seven--Inventories

Inventories consisted of the following (in millions):

                                                April 3, December 31, March 28,
                                                  1999       1998       1998
                                                -------- ------------ ---------
      Raw materials and work-in-process........  $32.6      $47.1      $ 94.0
      Finished goods...........................   41.3       37.1        33.1
                                                 -----      -----      ------
          Total inventories....................  $73.9      $84.2      $127.1
                                                 =====      =====      ======

Note Eight--Short-term debt and credit arrangements; Long-term debt

Between November 1997 and February 1998, the company entered into a series of new financing transactions designed to enhance the company's liquidity and financial flexibility. The company obtained a total of $110.0 million in unsecured and uncommitted credit facilities through four lines of credit with Bank of America ($30.0 million), First Chicago NBD ($30.0 million), Societe Generale ($20.0 million) and Credit Agricole ($30.0 million). The credit lines were guaranteed by LGE for which LGE is entitled to receive a fee in an amount up to 2 percent of the outstanding amount of the loans. As of April 3, 1999, only the Credit Agricole loan remained outstanding in the amount of $30.0 million. During the second and third quarter of 1998, LGE made payments under demands against guarantees on $72.0 million of the facilities and the company is obligated to LGE for these payments plus interest. The company's obligations to LGE are secured by a second lien on certain assets of the company. See Note Two for subsequent event.

In March 1998, the company entered into a secured credit facility with LGE which provides for borrowings of up to $45.0 million. As of April 3, 1999, $30.0 million was outstanding under the facility. See Note Nine for further discussion and Note Two for subsequent event.

In April 1997, the company entered into a sale-leaseback transaction whereby the company sold and leased back manufacturing equipment in its Melrose Park, Illinois, plant and in its Reynosa and Juarez, Mexico, facilities. The company's payment obligations, along with certain other items under the lease agreement, were fully guaranteed by LGE. In July 1998, LGE made payment under the guarantees of the leases in the amount of $90.1 million under a negotiated settlement with the lessor. As equipment previously included in the sale-leaseback transaction is sold, the proceeds of such sales will reduce the company's debt to LGE for this payment. As a result of initial asset sales and payments to LGE, the company's first quarter financial statements reflect a reduced $89.3 million current liability to LGE (included in "Short-term debt with related party" on the balance sheet).

The company's Citibank credit facility provides for up to $125.0 million of revolving loans, subject to borrowing base restrictions. The revolving loans must be repaid on or before the earlier of (a) the company filing for a prepackaged plan of reorganization or (b) April 30, 1999. In addition, the company is required to make repayments: (i) to the extent of the excess of borrowings over the borrowing base and (ii) with the proceeds of most sales of capital stock or assets. The obligations of the company under the amended Citibank credit facility are secured by certain of the company's assets. The amended Citibank credit facility requires the company, among other things, to meet certain financial tests regarding the amount of tuner patent royalties and the average outstanding payable to LGE for products purchased in the ordinary course of business. The facility also contains covenants which, among other things, restrict the ability of the company and its subsidiaries to incur indebtedness, issue guarantees, incur liens, declare dividends or pay management or consulting fees to affiliates, make loans and investments, engage in transactions with affiliates, liquidate, sell assets or engage in mergers. Interest on borrowings is based on market rates. As of April 3, 1999, no borrowings were outstanding under this credit facility. See Note Two for subsequent event.

On March 31, 1999, the company entered into a Commitment Letter (the "Commitment") with Citicorp North America, Inc. pursuant to which Citicorp North America, Inc. agreed to provide up to $150.0 million of debtor-in-possession financing during the pendency of the company's bankruptcy proceeding and agreed to provide a new three-year $150.0 million credit facility following completion of the company's bankruptcy proceeding, subject in each case to borrowing base restrictions. The new facilities will be secured by certain of the company's assets, including inventory, receivables, fixed assets and intellectual property, and will be subject to other terms and conditions. The Commitment is subject to the completion of definitive documentation and other conditions and provides for interest on borrowings based on specified margins above LIBOR or the prime rate.

The new credit facilities will be in addition to the $60 million post-restructuring credit support to be provided by LGE to the company pursuant to the terms of the restructuring agreement between the parties.

On March 29, 1999, the company was advised by LGE that LGE had received Korean regulatory approval to permit LGE to consummate the transactions set forth in the restructuring agreement between the company and LGE, including authorization for LGE to provide the company with $60 million of post-restructuring credit support, on the terms and conditions of the restructuring agreement.

The company did not make the April 1, 1999 sinking fund ($5.8 million) and interest ($3.2 million) payments on its subordinated debentures due 2011. The company's failure to make such payments on April 1, subject to grace periods (if any) provided in the indenture, constitutes a default under the indenture relating to the subordinated debentures.

The lenders under the Citicorp credit facility waived the cross default under the credit facility related to the company's failure to make the payments on the subordinated debentures. In addition, LGE waived the cross default under the Note Agreement between LGE and the company and certain related security documents related to the company's failure to make the payments on the subordinated debentures.

On March 31, 1999, the company, LGE and an ad hoc committee of holders of the company's 6 1/4% Convertible Subordinated Debentures due 2011 reached an agreement with respect to the terms of the company's proposed prepackaged plan of reorganization. The ad hoc committee is comprised of Loomis Sayles & Company, Mariner Investment Group and Caspian Capital Partners, L.L.P. (the "Debenture Committee"). The members of the Debenture Committee have represented to the company that they collectively hold or control over 50% of the outstanding principal amount of the subordinated debentures.

The company, LGE and the Debenture Committee have agreed to the terms of the proposed restructuring of the subordinated debentures. The parties have agreed, among other things, that under the prepackaged plan, if approved, holders of the subordinated debentures will receive a pro rata distribution of $50 million of new 8.19 percent subordinated debentures of the company due 2009. The Debenture Committee has agreed to support confirmation of the company's prepackaged plan, and has agreed to forbear from enforcement of any defaults that might occur with respect to the subordinated debentures until the prepackaged plan is confirmed. However, the obligations of the members of the Debenture Committee terminate if, among other circumstances, the prepackaged plan has not been filed with the Bankruptcy Court on or before September 15, 1999, or the prepackaged plan has not been confirmed by the Bankruptcy Court on or before December 31, 1999. The agreement also contains other customary provisions.

Note Nine--Related party

In November 1995, a change in control of the company occurred, in which LGE and an affiliate purchased shares of the company pursuant to a combined tender offer and purchase of newly issued shares of common stock from the company. As of April 3, 1999, LGE and its affiliate owned 36,569,000 shares, excluding vested but unexercised options, of common stock of the company which represents 54.2 percent of the outstanding common stock. Because LGE owns a majority of the issued and outstanding common stock, it effectively controls the outcome of any matter requiring action by a majority of the company's stockholders, including the election of a majority of the company's directors and any future change in control of the company. See Note Two for subsequent event.

On August 7, 1998, the company entered into a restructuring agreement with LGE which sets forth the terms and conditions pursuant to which LGE has agreed to participate in and assist the company with its proposed financial and operational restructuring plans.

LGE is a leading international brand-name manufacturer of five main groups of products: televisions; audio and video equipment; home appliances; computers and office automation equipment; and other products, including video displays, telecommunication products and components, and magnetic media. The following represent the most significant transactions between the company and LGE during the three-month periods ended April 3, 1999 and March 28, 1998.

Product purchases: In the ordinary course of business, the company purchases VCRs, television-VCR combinations and components from LGE and its affiliates. The company purchased $2.9 million and $7.8 million of these items during the three-month periods ended April 3, 1999 and March 28, 1998, respectively. Sales of products purchased from LGE and its affiliates contributed $7.4 million and $20.1 million to sales during the three-month periods ended April 3, 1999 and March 28, 1998, respectively. The purchase prices were the result of negotiations between the parties and were consistent with third party bids.

In 1998, the company and LGE entered into a direct shipment arrangement pursuant to which LGE sells and ships VCRs directly to the company's two largest customers and pays the company a license fee for the use of the company's brand names on such products and the inclusion of the company's patented tuner technology in such products. The license fee payable by LGE is comparable to licensing rates charged by the company to unrelated parties. During the three-month periods ended April 3, 1999 and March 28, 1998, the company accrued approximately $0.6 million and $0.2 million, respectively, in royalties for the use of the company's brand names pursuant to this direct shipment program. A similar arrangement was entered into in April 1997, in Canada where LGE's Canadian affiliate sells Zenith branded VCRs under a license from the company. Pursuant to that arrangement, the company accrued approximately $0.2 million in the three months ended April 3, 1999. No amount was accrued in the three months ended March 28, 1998.

Product and other sales: The company sells televisions, picture tubes, yokes and other manufactured subassemblies to LGE and its affiliates at prices consistent with amounts charged by the company to its major customers. Sales by the company to LGE and its affiliates were $5.2 million and $11.0 million during the three months ended April 3, 1999 and March 28, 1999, respectively.

In December 1996, the company closed its wholly-owned Canadian distributor and sold the remaining inventory to LGE at book value. The company entered into a distributor agreement with an LGE subsidiary whereby such subsidiary became the Canadian distributor for the company. During 1997, the company entered into a similar agreement with an LGE subsidiary in Mexico to sell the company's products in Mexico. During the three months ended April 3, 1999 and March 28, 1998, the company's sales to the LGE Canadian and Mexican subsidiaries were $5.2 million and $9.6 million, respectively. These amounts are included in the sales by the company to LGE and its affiliates discussed above.

Other Items: In March 1998, the company entered into a secured credit facility with LGE which provides for borrowings of up to $45.0 million. The interest rate is LIBOR plus 6.5 percent per annum. The term of the facility (as amended) is one year from the date of the first borrowing, subject to LGE's right to demand repayment at anytime after April 30, 1999. Repayment is due in full at the end of the term. The first such borrowing occurred in May 1998, and as of April 3, 1999, $30.0 million was outstanding under the facility. The facility is secured by a second lien on certain of the company's assets, including its VSB technology and is subject to certain terms and conditions. See Note Two for subsequent event.

Accounts payable with related party included $130.8 million and $134.0 million to LGE and its affiliates as of April 3, 1999 and March 28, 1998, respectively. In April 1997, the company and LGE entered into an arrangement whereby LGE provided a vendor credit line to the company to finance the company's purchases of certain goods from LGE in the ordinary course of business. Prior to April 1997, the company's accounts payable arising in the ordinary course of business to LGE were extended for certain periods of time, but no formal arrangement was in place. The amount of extended payables was $130.1 million and $133.7 million as of April 3, 1999 and March 28, 1998, respectively. The company is charged interest on the extended period at rates reflecting then-current market conditions in Korea.

The company believes that the transactions between the company and LGE have been conducted on terms no less favorable to the company than could have been obtained with unrelated third parties.

Note Ten--Segment and geographic data

The company adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998. This statement established new disclosure requirements related to operating and geographic segments.

Financial information, summarized by segment, is as follows:

                                      Consumer   Network Corporate
                                     Electronics Systems and Other Consolidated
                                     ----------- ------- --------- ------------
                                                    In millions
      Three Months Ended April 3,
       1999
        Net sales..................    $119.1     $31.5   $  --       $150.6
        Income (loss) before income
         taxes.....................      (8.9)      3.1    (19.3)      (25.1)
      Three months Ended March 28,
       1998
        Net sales..................    $202.7     $18.0   $  --       $220.7
        Loss before income taxes...     (20.0)     (3.3)   (14.5)      (37.8)

It should be noted that in the information presented, certain costs such as interest and administrative costs are not allocated to the Consumer Electronics or Network Systems segments. These unallocated costs are reported above in the Corporate and Other column.

                       CONSOLIDATED FINANCIAL STATEMENTS

ZENITH ELECTRONICS CORPORATION
STATEMENTS OF CONSOLIDATED OPERATIONS AND RETAINED EARNINGS (DEFICIT) In millions, except per share amounts

                                                   Year Ended December 31
                                                  ---------------------------
                                                   1998      1997      1996
                                                  -------  --------  --------
Net sales........................................ $ 984.8  $1,173.1  $1,287.9
Costs, Expenses and Other
  Cost of products sold..........................   905.5   1,180.5   1,257.0
  Selling, general and administrative (Note
   Four).........................................   126.6     178.3     167.8
  Engineering and research.......................    39.1      42.9      46.7
  Other operating expense (income), net (Notes
   One, Three and Ten)...........................   (43.0)     42.4     (26.3)
  Restructuring charges (Note Seven).............   202.3       --        9.3
                                                  -------  --------  --------
Operating loss...................................  (245.7)   (271.0)   (166.6)
Gain (loss) on asset sales, net..................    16.6      (4.6)      0.3
Interest expense.................................   (14.6)    (11.9)    (12.5)
Interest expense--related party (Note Six).......   (29.7)    (13.6)     (2.6)
Interest income..................................     0.9       0.9       3.6
                                                  -------  --------  --------
Loss before income taxes.........................  (272.5)   (300.2)   (177.8)
Income taxes (credit) (Note Eight)...............     3.0      (0.8)      0.2
                                                  -------  --------  --------
Net loss......................................... $(275.5) $ (299.4) $ (178.0)
                                                  =======  ========  ========
Net loss per share of basic and diluted common
 stock (Note Twenty)............................. $ (4.08) $  (4.49) $  (2.73)
                                                  =======  ========  ========
Retained Earnings (Deficit)
  Balance at beginning of year................... $(661.7) $ (362.3) $ (184.3)
  Net loss.......................................  (275.5)   (299.4)   (178.0)
                                                  -------  --------  --------
  Retained earnings (deficit) at end of year..... $(937.2) $ (661.7) $ (362.3)
                                                  =======  ========  ========



  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ZENITH ELECTRONICS CORPORATION
CONSOLIDATED BALANCE SHEETS
In millions, except share and per share data

                                                                December 31
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
                           Assets
Current Assets
  Cash....................................................... $   --   $   --
  Receivables, net of allowance for doubtful accounts of
   $42.0 and $-- ,
    respectively.............................................   127.0     21.7
  Receivable from related party (Note Six)...................     8.5      6.4
  Inventories (Note Eleven)..................................    84.2    159.1
  Transferor certificates (Note Twelve)......................     --      99.7
  Other......................................................    10.8     26.3
                                                              -------  -------
    Total current assets.....................................   230.5    313.2
Property, plant and equipment, net (Note Thirteen)...........    50.2    171.1
Receivable from related party (Note Fourteen)................    21.3      --
Property held for disposal (Notes One and Seven).............    43.0      5.7
Other noncurrent assets......................................     5.0     37.7
                                                              -------  -------
      Total assets........................................... $ 350.0  $ 527.7
                                                              =======  =======
            Liabilities and Stockholders' Equity
Current Liabilities
  Short-term debt (Note Fifteen)............................. $  47.8  $  72.0
  Short-term debt with related party (Note Six)..............   192.1      --
  Current portion of long-term debt (Note Sixteen)...........     5.8     15.3
  Accounts payable...........................................    48.1     91.3
  Accounts payable with related party (Note Six).............   136.1    145.9
  Compensation and retirement benefits (Note Nineteen).......    35.7     41.2
  Product warranties.........................................    17.8     18.3
  Co-op advertising and merchandising programs...............    23.7     30.6
  Restructuring costs (Note Seven)...........................    31.3      --
  Income taxes payable.......................................     4.2      0.7
  Other accrued expenses.....................................    59.3     51.6
                                                              -------  -------
    Total current liabilities................................   601.9    466.9
Long-term liabilities (Note Nineteen)........................     3.6      8.8
Long-term liabilities with related party (Note Six)..........    11.2      8.2
Long-term debt (Note Sixteen)................................    97.8    132.8
Stockholders' Equity
  Preferred stock, $1 par value; 8,000,000 shares authorized;
   none outstanding..........................................     --       --
  Common stock, $1 par value; 150,000,000 shares authorized;
   67,630,628 and 67,130,628 shares issued...................    67.6     67.1
  Additional paid-in capital.................................   506.8    507.3
  Retained earnings (deficit)................................  (937.2)  (661.7)
  Cost of 105,181 common shares in treasury..................    (1.7)    (1.7)
                                                              -------  -------
    Total stockholders' equity (Note Seventeen)..............  (364.5)   (89.0)
                                                              -------  -------
      Total liabilities and stockholders' equity............. $ 350.0  $ 527.7
                                                              =======  =======

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ZENITH ELECTRONICS CORPORATION
STATEMENTS OF CONSOLIDATED CASH FLOWS
In millions

                                                Increase (Decrease) in Cash
                                                  Year Ended December 31
                                               -------------------------------
                                                 1998       1997       1996
                                               ---------  ---------  ---------
Cash Flows from Operating Activities
Net loss.....................................  $  (275.5) $  (299.4) $  (178.0)
Adjustments to reconcile net loss to net cash
 provided (used) by operations:
 Depreciation................................       31.2       38.0       35.0
 Non-cash restructuring charges/charge for
  asset impairment...........................      144.6       63.7        --
 Employee retirement plan contribution made
  in stock...................................        --         4.9        5.3
 (Gain) loss on asset sales, net.............      (16.6)       4.6       (0.3)
 Charge for donated services.................        --         2.2        --
 Other.......................................        1.5        0.5        1.6
 Changes in assets and liabilities:
   Current accounts..........................      (47.4)     260.1      116.4
   Other assets..............................        3.3        3.6       (3.9)
   Other liabilities.........................        6.9        7.6        --
                                               ---------  ---------  ---------
Net cash provided (used) by operating
 activities..................................     (152.0)      85.8      (23.9)
                                               ---------  ---------  ---------
Cash Flows from Investing Activities
 Capital additions...........................       (8.1)     (69.5)    (105.0)
 Capital additions purchased from related
  party......................................       (0.3)     (13.0)     (24.0)
 Proceeds from asset sales...................       57.4      187.7        4.3
 Transferor certificates decrease
  (increase).................................      110.7     (110.7)       --
 Distribution of investor certificates.......      (41.0)     (84.0)       --
                                               ---------  ---------  ---------
Net cash provided (used) by investing
 activities..................................      118.7      (89.5)    (124.7)
                                               ---------  ---------  ---------
Cash Flows from Financing Activities
 Short-term borrowings, net..................       77.8       25.0       47.0
 Proceeds from issuance of long-term debt....        --        45.0        --
 Proceeds from issuance of common stock,
  net........................................        --         1.1       15.7
 Principal payments on long-term debt........      (44.5)     (67.4)      (7.3)
                                               ---------  ---------  ---------
Net cash provided by financing activities....       33.3        3.7       55.4
                                               ---------  ---------  ---------
Cash
 Decrease in cash............................        --         --       (93.2)
 Cash at beginning of year...................        --         --        93.2
                                               ---------  ---------  ---------
 Cash at end of year.........................  $     --   $     --   $     --
                                               =========  =========  =========
Increase (decrease) in cash attributable to
 changes in current accounts:
 Receivables, net............................  $  (113.8) $   186.6  $    (7.5)
 Income taxes, net...........................        3.5       (0.6)       0.1
 Inventories.................................       79.7       90.2      (53.1)
 Other assets................................       10.5       (9.7)      (3.3)
 Accounts payable and accrued expenses.......      (27.3)      (6.4)     180.2
                                               ---------  ---------  ---------
Net change in current accounts...............  $   (47.4) $   260.1  $   116.4
                                               =========  =========  =========
Supplemental disclosure of cash flow
 information-
 Cash paid (refunded) during the year for:
   Interest..................................  $    38.1  $    24.8  $    14.1
   Income taxes..............................       (0.8)      (9.3)       0.9
 Non-cash activity:
   Asset and additional paid-in capital
    recorded related to guarantee fee........  $     --   $    39.7  $     --
   Liability recorded related to deferred
    gain on sale leaseback...................        --        10.2        --

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Note One--Significant Accounting Policies: Nature of operations: The company's core business--the development, manufacture and distribution of a broad range of products for the delivery of video entertainment--is composed of two major product segments: Consumer Electronics, which includes the design, development, manufacture and marketing of video products (including color television sets and other consumer products) along with parts and accessories for such products and purchased VCRs, all of which are sold principally to retail dealers in the United States and to retail dealers and wholesale distributors in foreign countries; and Network Systems products, which include digital and analog set-top boxes and cable modems, interactive television and data communication products, which are sold primarily to cable television operators, telecommunications companies and other commercial users of these products.

  Principles of consolidation: The consolidated financial statements include the accounts of Zenith Electronics Corporation and all domestic and foreign subsidiaries (the company). All significant intercompany balances and transactions have been eliminated.

  Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications: Certain reclassifications have been made to prior year data to conform to the current year presentation and had no effect on net income reported for any period.

  Statements of consolidated cash flows: The company considers time deposits, certificates of deposit and all highly liquid investments purchased with an original maturity of three months or less to be cash.

  Inventories: Inventories are stated at the lower of cost or market. Costs are determined for all inventories using the first-in, first-out (FIFO) method.

  Properties and depreciation: Property, plant and equipment is stated at cost. Additions of machinery and equipment with lives of eight years or more are depreciated using the straight-line method over their useful lives, which range from 8 to 12 years. Accelerated methods are used for depreciation of certain other machinery and equipment items, including high technology equipment that may be subject to rapid economic obsolescence. Useful lives for these items range from 4 to 5 years. Additions of buildings are depreciated by the straight-line method over their useful lives, which range from 10 to 33 years.

  Property held for disposal is reported at the lower of carrying amount or fair value, less cost to sell, and is not depreciated. This property includes certain facilities and land no longer used in the company's operations. See Notes Seven and Thirteen for additional information on property held for disposal.

  Rental expenses under operating leases were $19.9 million, $20.7 million, and $12.8 million in 1998, 1997 and 1996, respectively. The 1997 increase in rental expense was due to the sale-leaseback transaction that was entered into in April 1997, and terminated in July 1998. See Note Fourteen for additional information on the sale-leaseback transaction.

  Future minimum lease payments required under operating leases were $8.8 million in 1999, $3.2 million in 2000, $2.2 million in 2001, $1.8 million in 2002 and $2.3 million in 2003 and beyond.

  The company capitalizes interest on major capital projects. The company capitalized no interest in 1998, $4.1 million of interest in 1997 and $2.3 million of interest in 1996.

  Engineering, research, product warranty and other costs: Engineering and research costs are expensed as incurred. Estimated costs for product warranties are provided at the time of sale based on experience factors. The costs of co-op advertising and merchandising programs are also provided at the time of sale.

  Foreign currency: The company uses the U.S. dollar as the functional currency for all foreign subsidiaries. Foreign exchange gains and losses are included in Other operating expense (income) and were not material in 1998, 1997 and 1996.

  Stock options: The company values all stock-based compensation based on the estimated fair value at the grant date and spreads the deemed cost over the vesting period. The standard permits a choice of whether to charge operations or disclose the calculated cost as pro forma information. The company has chosen to disclose the calculated cost as pro forma information. See Note Eighteen.

  Impairment of Long-lived Assets: The company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived assets may not be recoverable. When such events or circumstances indicate the carrying value of an asset may be impaired, the company uses an estimate of the future undiscounted cash flows to be derived from the remaining useful life of the asset to assess whether or not the asset carrying value is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the company recognizes an impairment loss for the amount by which the net book value of the asset exceeds its estimated fair market value. See Notes Three and Seven for additional information.

  Comprehensive Income: The company adopted Statement of Financial Accounting Standards ("FAS") No. 130--Reporting Comprehensive Income--effective in 1998. This statement requires that certain items recorded directly in stockholders' equity be classified as comprehensive income. Comprehensive income and its components may be presented in a separate statement, or may be included in the statement of stockholders' equity or the statement of income. The company has no items which will be classified as comprehensive income; thus the adoption of the FAS had no impact on the presentation of the company's financial statements.

  Note Two--Financial Results and Liquidity: The company continues to face liquidity problems caused by its significant debt burden and its continuing net losses. The company incurred net losses of $275.5 million, $299.4 million and $178.0 million in 1998, 1997 and 1996, respectively. The company's cash flows in 1998, 1997 and 1996 were, and absent restructuring, its projected cash flows in future years are insufficient to meet its operating expenses, including its current interest and principal repayment obligations. The company's independent public accountants included in their reports on the company's consolidated financial statements for the fiscal years ended December 31, 1998 and 1997 an explanatory paragraph that describes the significant uncertainty about the company's ability to continue as a going concern due to recurring losses and a negative working capital position, and that the company's financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

  During the first quarter of fiscal 1998, the company's management developed and began implementing an operational restructuring to enhance the long-term viability of the company by reducing production costs and concentrating on areas in which the company believes it can operate profitably. Pursuant to the operational restructuring, the company intends to become a sales, distribution and technology company by discontinuing all or substantially all of its manufacturing operations, outsourcing all or substantially all components and products, selling certain assets and focusing on the development of its technologies, patent rights, parts and service operations and accessory business.

  During the first quarter of fiscal 1998, the company commenced efforts to restructure its debt and equity capitalization in order to enable it to implement the operational restructuring. The financial restructuring would reduce the company's overall debt and other obligations by approximately $285 million by exchanging (i) $200 million of debt and other liabilities owed to LGE for 100 percent of new common stock; (ii) the company's current subordinated debentures due 2011 in an aggregate principal amount of $103.6 million plus accrued interest thereon for new subordinated debentures in an aggregate principal amount of $50 million; and (iii) approximately $32.4 million of indebtedness to LGE for certain assets located at the company's manufacturing plant in Reynosa, Mexico, which have an appraised value equal to such amount. As a consequence of the financial restructuring, the company's current common stock will be canceled and the holders of that common stock (including LGE) will receive no distribution and retain no property in respect of their holdings of old common stock under the financial restructuring.

  On August 10, 1998, the company filed a Registration Statement on Form S-4 which contains information relating to the company's proposed financial and operational restructuring plans along with information regarding a prepackaged plan of reorganization. The Securities and Exchange Commission review and response processes to make the filing of the Form S-4 Registration Statement effective are underway.

  As amended in December 1998, the company's current credit facility expires on the earlier of a bankruptcy filing by the company and April 30, 1999. Further extension or a replacement of the credit facility may be necessary, but there can be no assurance that the company will be able to do so or of the terms on which it would be able to do so. The company has entered into a commitment letter regarding financing during the prepackaged Chapter 11 case and following consummation of the prepackaged plan. See Note Twenty Two. The company believes that, giving effect to the financing contemplated in the commitment letter, following consummation of the prepackaged plan, the company's cash generated by operations and the estimated levels of liquidity available to the company will be sufficient to permit the company to satisfy its debt service requirements and other capital requirements. However, such belief is based on various assumptions, including those underlying its business plan projections. Accordingly, there can be no assurance that the company's financial resources will be sufficient for the company to satisfy its debt service obligations and other capital requirements.

  Note Three--Impairment of Long-lived Assets: In 1998, impairment of long-lived assets was related to the company's operational restructuring plan and as a result such charges were included in Restructuring expense. The 1998 expense included $13.4 million accrued for potential environmental liabilities. See Note Seven for further discussion.

  During the fourth quarter of 1997, an impairment was recognized for the Consumer Electronics business because the future undiscounted cash flows of assets were estimated to be insufficient to recover their related carrying values. As such, the company recognized an expense of $53.7 million and established a valuation reserve for the write-down of the excess carrying value over fair market value. The fair market value used in determining the impairment loss was based upon management and third party valuations, including an estimate of $3.5 million for potential environmental liabilities. This charge is included in Other operating expense (income).

  The impairment related primarily to the company's assets associated with its color picture tube (CPT) and computer display tube (CDT) plant at Melrose Park, Illinois, and certain assembly plant operations in Reynosa, Mexico. An accumulation of many adverse circumstances during 1997 called into question the recovery of the carrying values of Melrose Park including: the company's decision to exit from 19/200 tube production; unrecoverable new capital costs significantly in excess of plans ($118 million v. $81 million) for partial plant automation and new CDT production capability; the inability to produce the new CDTs economically; sudden adverse market developments in 150-CDT demand and 15/170 CDT pricing; and persistent historic and projected operating cash flow losses along with the need for continuing maintenance capital investment.

  Further, at the Reynosa, Mexico, assembly plant, certain facts indicated potential impairment: its exit from small television assembly; the relocation of certain parts/service operations to Huntsville, Alabama; and the planned vacating of certain buildings on site. These factors during 1997, coupled with historic and projected operating cash flow losses and the need for continuing maintenance capital indicated that an impairment existed in the company's Consumer Electronics manufacturing assets.

  During the third quarter of 1997, the company recorded a charge of $10.0 million related to the impairment of certain long-lived assets to be disposed of. The charge related primarily to (i) assets that were sold or scrapped as a result of the company's decision to phase out of its printed circuit board operation, (ii) assets that were sold or scrapped as a result of the company's decision not to develop the proposed large-screen picture tube plant in Woodridge, Illinois and (iii) a building in Canada that was sold in December 1997. The amount of the charge is included in Other operating expense (income). The December 31, 1997 Balance Sheet includes $5.7 million for Property held for disposal. This amount represents Land at the Woodridge, IL site, and as such, had no direct operating results in the period.

  The impairment charges discussed above are based upon management and third party estimates of the recoverability of long-lived assets and the fair value of the related assets. It is reasonably possible that the company's estimates of the recoverability of long-lived assets and the fair value may change as new information becomes available and circumstances change.

  Note Four--Charge for Bad Debts: During the third quarter of 1998, the company's trade receivable securitization agreement was terminated. As a result, receivables are no longer sold and transferor certificates (which represented the company's retained interest in the pool of receivables that were sold) do not exist. In connection with the cancellation of the agreement, the receivables and an allowance for doubtful accounts were recorded in the company's financial statements. As of December 31, 1998, the allowance for doubtful accounts was $42.0 million of which $9.5 million was charged to Selling, general and administrative expense in 1998, and $32.5 million was reclassified from transferor certificates due to the cancellation of the receivable securitization agreement. The 1998 charge of $9.5 million included an additional charge of $3.3 million related to the Brazilian customer discussed below.

  In November 1995, the company entered into a contract with a customer in Brazil to purchase televisions and television kits and to assemble and distribute Zenith brand televisions in that country. In early 1997, this customer discontinued timely payments of its obligations, and sought to renegotiate both the timing and the amount of the obligations to the company. While the company and this customer continued to negotiate in an attempt to reach a business solution, litigation was commenced by both parties in Brazil. The company had also initiated litigation against this customer in the United States. In late 1997, this matter was settled. The agreement provided that the company would make certain parts and components available to this customer, and would receive an $11.0 million settlement payable in installments over eleven months. As a result of the above problems, the company recorded a $21.3 million bad debt charge during 1997 related to this customer, which reflected the company's estimated loss as of December 31, 1997. This bad debt charge increased the transferor certificate valuation allowance.

  Note Five --Accounting Changes: During 1997, the company changed its accounting policy for most tooling expenditures. The old policy was to charge most tooling expenditures to expense in the period acquired. The new policy is to defer the tooling charges incurred subsequent to March 29, 1997, over a 20-month period in order to more appropriately match the costs with their period of benefit. The accounting policy for picture tube tooling remains the same, which is to amortize that tooling over a four-year period. This change was accounted for as a change in accounting estimate affected by a change in accounting principle and was accounted for on a prospective basis. The change decreased tooling expense by $8.9 million and decreased the loss per share by $.13 in 1997.

  Effective January 1, 1996, the company changed its inventory costing method for its picture tube inventories from LIFO to FIFO. There had been a strategic marketing shift in the company toward selling more larger-screen television sets and less smaller-screen sets. The picture tubes for the smaller-screen television sets were manufactured by the company and had been costed using LIFO. It was expected that the LIFO picture tube inventory pool would decrease and this decrease would create a LIFO liquidation resulting in a poor matching of current costs with current revenues. As a result, the company believed that the FIFO method was preferable as it would provide a more appropriate and consistent matching of costs against revenues. This change in accounting had no material impact on quarterly results and as a result, quarterly information was not restated. The effect of this change in accounting principle was to reduce the net loss reported for 1996 by $2.7 million, or $.04 per share, retroactively restating the financial statements.

  Note Six--Related Party: In November 1995, a change in control of the company occurred, in which LGE purchased shares of the company pursuant to a combined tender offer and purchase of newly issued shares of common stock from the company. As of December 31, 1998, LGE owned 36,569,000 shares, excluding vested but unexercised options, of common stock of the company which represents 54.2 percent of the outstanding common stock. Because LGE owns a majority of the issued and outstanding common stock, it effectively controls the outcome of any matter requiring action by a majority of the company's stockholders, including the election of a majority of the company's directors and any future change in control of the company.

  On August 7, 1998, the company entered into a restructuring agreement with LGE which sets forth the terms and conditions pursuant to which LGE has agreed to participate in and assist the company with its proposed financial and operational restructuring plans. The restructuring agreement provides that LGE may lend or provide indirect credit support up to $60 million, subject to certain conditions, including consummation of the prepackaged plan, to enable the company to implement the operational restructuring. Pursuant to the restructuring agreement, LGE has agreed to vote in favor of the prepackaged plan, subject to compliance with applicable laws. Further, the company has agreed, among other things, to provide LGE access to all properties and records of the company, promptly notify LGE of any alternative proposal such as a prospective business combination, pay monthly accrued interest due LGE under the reimbursement and financial support agreements, and obtain consent from LGE for significant transactions such as the material acquisition of assets, subjection of assets to liens, cancellation of indebtedness, establishment of material contracts, the hire of new executive officers, or establishment of new lines of business.

  LGE is a leading international brand-name manufacturer of five main groups of products: televisions; audio and video equipment; home appliances; computers and office automation equipment; and other products, including video displays, telecommunication products and components, and magnetic media. The following represent the most significant transactions between the company and LGE during 1998, 1997 and 1996.

  Product purchases: In the ordinary course of business, the company purchases VCRs, television-VCR combinations and components from LGE and its affiliates. The company purchased $50.7 million, $93.3 million and $128.8 million of these items in 1998, 1997 and 1996, respectively. Sales of products purchased from LGE and its affiliates contributed $59.8 million, $112.3 million and $141.4 million to sales in 1998, 1997 and 1996, respectively. The purchase prices were the result of negotiations between the parties and were consistent with third party bids.

  In 1998, the company and LGE entered into a direct shipment arrangement pursuant to which LGE sells and ships VCRs directly to the company's two largest customers and pays the company a license fee for the use of the company's brand names on such products and the inclusion of the company's patented tuner technology in such products. The license fee payable by LGE is comparable to licensing rates charged by the company to unrelated parties. During 1998, the company accrued approximately $1.5 million in royalties for the use of the company's brand names pursuant to this direct shipment program. A similar arrangement was entered into in April 1997, in Canada where LGE's Canadian affiliate sells Zenith branded VCRs under a license from the company. Pursuant to that arrangement, the company received payment from LGE of approximately $0.3 million in 1998 and less than $60,000 in 1997.

  Equipment purchases: The company purchased approximately $0.3 million, $13.0 million and $24.0 million of production machinery and equipment from LGE during 1998, 1997 and 1996, respectively. The machinery and equipment related primarily to new production lines in the company's picture tube plant for the manufacture of computer display tubes.

  Product and other sales: The company sells televisions, picture tubes, yokes and other manufactured subassemblies to LGE and its affiliates at prices that equate to amounts charged by the company to its major customers. Sales in 1998, 1997 and 1996, by the company to LGE and its affiliates were $53.6 million, $55.1 million and $29.4 million, respectively.

  In December 1996, the company closed its wholly-owned Canadian distributor and sold the remaining inventory to LGE at book value. The company entered into a distributor agreement with an LGE subsidiary whereby such subsidiary became the Canadian distributor for the company. During 1997, the company entered into a similar agreement with an LGE subsidiary in Mexico to sell the company's products in Mexico. During 1998, the company's sales to the LGE Canadian and Mexican subsidiaries were $27.3 million and $19.6 million, respectively. During 1997, the company's sales to the LGE Canadian and Mexican subsidiaries were $25.5 million and $16.8 million, respectively. These amounts are included in the sales figures discussed above. The company did not have any sales to these LGE subsidiaries in 1996.

  Included in the financial statements is $8.5 million of related party receivables from LGE and its affiliates as of December 31, 1998. The balance represents $2.7 million of receivables related to license and warranty fees from direct shipment of VCRs. The remaining balance of $5.8 million relates primarily to sales, in the ordinary course of business, of televisions, picture tubes, yokes and other manufactured subassemblies during 1998.

  Technical agreements: The company and LGE are currently operating under several technology agreements and licenses, including: LGE engineering support for HDTV development and related technical and intellectual property; technology and patent licenses to LGE to develop flat tension mask products; and agreements granting LGE the right to use the company's patents on television tuners. LGE's payment in 1998, 1997 and 1996, to the company under these agreements and licenses was $0.4 million, $0.6 million and $1.0 million, respectively.

  An affiliate of LGE has licensed certain technological information from Zenith relating to the manufacture of VSB modulation equipment under a 1998 agreement. That agreement allows the LGE affiliate to use technical information and design schematics as the basis for further development of commercial products. Under the agreement, Zenith received $300,000 in 1998 in up-front payments and additional royalty payments per unit sold by the LGE affiliate based on Zenith's design. This agreement does not include a license on the VSB patent.

  In September 1997, the company and LGE entered into a High Definition TV Receiver Project Agreement. As called for in the agreement, the company received $4.5 million from LGE toward funding for the project. In return, LGE will receive a percentage of applicable royalties the company anticipates receiving until such time as LGE has received the $4.5 million. This obligation is included in Long-term liabilities to related party.

  Service Assistance: In 1998, employees of LGE provided certain services to the company that were covered under various agreements. The cost of these services was $1.5 million. In addition, a U.S. affiliate of LGE has provided a guarantee of the company's obligations under the employment agreement and indemnity agreement with Jeffrey P. Gannon, the company's President and Chief Executive Officer.

  In 1997, employees of LGE provided certain services to the company for which LGE was not compensated. These donated services were valued at $2.2 million (the actual costs of payroll, travel and living expenses) and the accounting treatment was to recognize the value of these expenses in the company's income statement and in additional paid-in capital. In 1996, employees of LGE provided certain services to the company for which LGE was not compensated; the value of these services was not material.

  In 1997, employees of LGE provided certain services to the company that were covered under service agreements. The company's payments ($1.1 million) and payable ($3.7 million) to LGE for such services totaled $4.8 million. The payable was included in Long-term liabilities to related party. Costs for 1996 were $0.3 million.

  In late December 1997, the company entered into an agreement with an LGE affiliate pursuant to which certain software development, design and support services are provided. Projects under the agreement include the company's Year 2000 Readiness support. Payments to the affiliate were $1.1 million and $0.1 million in 1998 and 1997, respectively.

  Interest Expense: A summary of the interest expense and associated rates for related party transactions is as follows:

                                                    1998     1997     1996
                                                  Interest Interest Interest
                                                  Expense  Expense  Expense
                                                  -------- -------- -------- ---
                                                         In millions
   Secured credit facility.......................  $ 2.2    $  --     $ --
   Extended accounts payables with LGE...........   15.1      9.6      2.6
   Amortization of stock options.................    5.1      4.0       --
   Leveraged lease claims........................    4.0       --       --
   Reimbursement claims..........................    3.3       --       --
                                                   -----    -----     ----
   Total related party interest expense..........  $29.7    $13.6     $2.6
                                                   =====    =====     ====

                                                    1998     1997     1996
                                                  Interest Interest Interest
                                                    Rate     Rate     Rate
                                                  -------- -------- --------
   Secured credit facility.......................   12.2%     n/a      n/a
   Extended accounts payable with LGE............   13.4%     7.9%     6.4%
   Leveraged lease claims........................   12.3%     n/a      n/a
   Reimbursement claims..........................   10.5%     n/a      n/a

  In March 1998, the company entered into a secured credit facility with LGE which provides for borrowings of up to $45 million. The term of the facility (as amended) is one year from the date of the first borrowing, subject to LGE's right to demand repayment at anytime, after April 30, 1999. Repayment is due in full at the end of the term. The first such borrowing occurred in May 1998, and as of December 31, 1998, $30.0 million was outstanding under the facility. The facility is secured by a second lien on certain of the company's assets, including its VSB technology, and is subject to certain terms and conditions.

  Accounts payable with related party included $136.1 million and $145.9 million to LGE and its affiliates as of December 31, 1998 and December 31, 1997, respectively. In April 1997, the company and LGE entered into an arrangement whereby LGE provided a vendor credit line to the company to finance the company's purchases of certain goods from LGE in the ordinary course of business. Prior to April 1997, the company's accounts payables arising in the ordinary course of business to LGE were extended for certain periods of time, but no formal arrangement was in place. The amount of extended payables was $135.6 million and $144.3 million as of December 31, 1998 and 1997, respectively. The company is charged interest for the extended period at rates reflecting then-current market conditions in Korea.

  In return for LGE providing support for certain financing activities of the company entered into in April 1997, the company granted options to LGE to purchase 3,965,000 common shares of the company at an exercise price of $0.01 per share. These options were exercisable over a 12-1/2 year period with 793,000 options vesting in each of the first three years, 175,000 options vesting in years 4 through 12 and 11,000 options vesting in the last half year. (In 1998, the balance of 2,219,000 of LGE's stock options was canceled.) The accounting for these stock options was based upon their fair value with that fair value being amortized straight-line to interest expense over the term of the associated commitments. The quoted market price of the stock at the time of issuance was $10.00 per share. The market price was used as the fair value of the options as the company believed this provided the best representation of the options' fair value. The related deferred financing charge, net of amortization, was recorded as follows as of December 31,1997:
$30.1 million in Noncurrent other assets and $5.1 million in Current other assets. The portions of the deferred financing charges applicable to the sale-leaseback transaction and the receivables securitization were written off in the third quarter of 1998 as part of the restructuring charge discussed in Note Seven.

  See Note Fourteen and Note Fifteen for discussion of the leveraged lease claims and the Reimbursement claims between the company and LGE.

  Other Items: In August 1997, the company received $30.0 million from LGE representing payments in advance for 1997 sales from the company to LGE. The amount was recorded as a liability and as sales were made to LGE, the liability balance was reduced. As of December 31, 1997, $0.6 million of the liability to LGE, which was repaid in 1998, remained and was included in accrued expenses.

  The company currently leases space from an LGE subsidiary in (i) Huntsville, Alabama, for its Parts & Service group, (ii) Ontario, California, for a warehouse and (iii) San Jose, California, for its Network Systems group. Lease payments, at market rates, for these facilities were approximately $0.6 million in 1998 and $0.3 million in 1997.

  Note Seven--Restructuring and Other Charges: During 1998, the company provided for impairment of assets and restructuring costs related to its operational restructuring plan, whereby the company intends to transform itself from an integrated manufacturer and distributor of consumer electronics products into a sales, distribution and technology company. The company's current business plan requires that it close and dispose of all, or substantially all, of its manufacturing facilities and outsource all, or substantially all, product lines.

  A summary of the restructuring charges recorded in 1998 is as follows:

                                  Restructuring  Asset            Restructuring
                                   Charges at   Write-    Cash     Reserve at
                                    Inception     off    Payment  Dec. 31, 1998
                                  ------------- -------  -------  -------------
                                                  In millions
Loss on termination of leveraged
 lease..........................     $ 68.8     $ (68.8) $  --        $ --
Deferred financing charge/bank
 fee write-off..................       36.6       (34.5)   (2.1)        --
Accelerated amortization of de-
 ferred gain....................       (9.1)        9.1     --          --
Impairment of property, plant
 and equipment..................       47.2       (47.2)    --          --
Severance and other employee
 costs (a)......................       24.8         --     (9.4)       15.4
Plant closure and business exit
 costs (b)......................       18.8         --     (3.8)       15.0
Professional fees (c)...........       11.5         --    (10.9)        0.6
Inventory writedowns............        3.2        (3.2)    --          --
Other (d).......................        0.5         --     (0.2)        0.3
                                     ------     -------  ------       -----
    Total restructuring
     charges....................     $202.3     $(144.6) $(26.4)      $31.3
                                     ======     =======  ======       =====

  The basis for recording these charges in 1998 results is as follows:

    (a) $8.0 expensed as incurred in 1998, $16.8 accrued under EITF 94-3;

    (b) $3.8 expensed as incurred in 1998, $15.0 accrued under EITF 94-3;

    (c) $11.5 all expensed as incurred in 1998;

    (d) $.5 all expensed as incurred in 1998.

  As described in Note Fourteen, the company incurred a $68.8 million loss in the third quarter on the termination of the leveraged lease on equipment at Melrose Park, Illinois and at Reynosa and Juarez, Mexico. The company's payment obligations under the lease were fully guaranteed by LGE, which made a negotiated settlement payment of $90.1 million in the third quarter of 1998 to the lessor. The appraised value of the equipment is significantly less than the original investment value, thus resulting in the loss of $68.8 million. This loss was calculated as the difference between the $90.1 million liability to LGE for settlement of the lease obligation and the $21.3 million appraised fair value of the equipment.

  Of the $36.6 million expense for banking and deferred financing fees, $28.3 million of the fees related to the leveraged lease. (The former amount does not include the accelerated amortization of the remaining $9.1 million deferred gain related to the 1997 sale of assets into the leveraged lease.) Also, $3.9 million was related to the receivable securitization as discussed in Note Twelve and $1.6 million was related to the credit facility with Citicorp that was amended in the third quarter of 1998 as discussed in Note Fifteen. Additionally, the company incurred $2.8 million in banking and financing fees and expenses related to its continuing efforts to secure financing commitments.

  The impairment of property, plant, and equipment of $47.2 million relates primarily to the company's commitment in 1998 to dispose of its manufacturing facilities. During the fourth quarter, the company identified and entered into agreements with various suppliers to outsource its product lines, thus enabling the company to commit to disposing of certain assets. As of December 31, 1998, the company had announced the closure of the Melrose Park, Illinois, Juarez, Mexico, and Matamoros, Mexico manufacturing facilities, and that those assets were being held for disposal. The company began winding down production at each of these facilities in the fourth quarter, and subsequent to December 31, 1998, both the Juarez and the Matamoros facilities were shut down. Melrose Park production has ceased as well. Although the company continues to operate its Chihuahua, Mexico facility, it is seeking a buyer for the entire Network Systems business, which this facility supports. Thus, the Chihuahua property, plant, and equipment is also considered held for disposal. See Note Nine for the results of operations for the Networks Systems business. The carrying value of property, plant, and equipment related to all of the assets held for disposal is $43.0 million. The only manufacturing facilities to be used by the company to produce its 1999 product line will be the company's Chihuahua and Reynosa, Mexico facilities. This latter facility will be transferred to LGE upon consummation of the prepackaged plan of reorganization in exchange for the cancellation of certain of the company's obligations to LGE. The Reynosa facility will be transferred to LGE at its fair value, which approximates the company's current carrying value.

  Impairment losses were calculated based on the excess of the carrying amount of assets over the assets' fair values. The fair values used in determining impairment losses were based upon management's estimates of expected sales proceeds and third-party appraisals and valuations, including management and third party estimates of $16.9 million environmental liabilities. The fair value estimates considered whether the assets are expected to be sold as going-concern operations or under orderly liquidation. Previously, the fair value estimates for these assets reflected the company's continued use of the assets. The change in fair value estimates was due to the company's commitment to dispose of certain assets and resulted in the additional impairment charge incurred during the fourth quarter of 1998.

  The operating results, for the year ended December 31, 1998, of the assets held for disposal are, generally, not identifiable. Only the Network Systems and its Chihuahua, Mexico, facility is a stand-alone segment with identifiable results of operations, which results are disclosed in Note Nine. None of the remaining assets held for disposal, consisting of the Melrose Park, Illinois, and the Juarez, and Matamoros, Mexico, manufacturing facilities, represent stand-alone operations of the company for which results of operations are identifiable. Rather, they were cost centers that produced assemblies and finished goods for the Consumer Electronics segment.

  The company plans to dispose of all of these assets during 1999, by either selling portions of operations, properties, equipment, and inventories as going concerns, by selling individual assets located at the facilities, or by permanently idling assets to the extent that they remain unsold.

  The impairment charges discussed above are based upon management and third party estimates of the recoverability of long-lived assets and the fair value of related assets. It is reasonably possible that the estimates of the recoverability of long-lived assets and the fair value may change as new information becomes available and circumstances change.

  It is anticipated that the implementation of the company's operational restructuring plan will result in the termination, at a cost of $22.9 million, of approximately 4,200 employees by December 31, 1999, primarily at the company's manufacturing facilities. During 1998, the Company terminated approximately 2,500 of these employees. These terminations resulted in expenditures of $7.5 million in 1998, with $15.4 million remaining to be paid in 1999. Additionally, during 1998, the company incurred expenditures of $1.9 million to retain key management employees throughout the operational restructuring process.

  Included in the total $18.8 million of plant closure and business exit costs are $5.8 million of plant costs at the Melrose Park, Illinois facility incurred to maintain the property subsequent to the cessation of manufacturing activities. In addition, plant closure and business exit charges reflect $2.1 million of legal costs, $2.1 million of duty payments related to plant equipment in Mexico that the company is selling or disposing of and a $1.5 million charge for the early termination of various leases. An additional charge of $2.9 million was incurred for payments given to Melrose Park employees to stabilize employment and maintain production after the announcement of the plant closure. Plant closure and business exit costs also included a $2.9 million charge related to management salaries and labor costs associated with the closure of the facilities and $1.5 million of other exit/plant closure costs. The company has incurred cash outlays of $3.8 million in 1998 of plant closure and business exit costs, and the company expects to incur additional cash outlays of $16.0 million in 1999 and 2000, of which $15.0 million was accrued as of December 31, 1998.

  The $11.5 million charge for professional fees reflects work performed by outside professionals to support the development of the company's operational and financial restructuring plans.

  The company did not incur any restructuring costs during 1997.

  During the fourth quarter of 1996, the company recorded $9.3 million of restructuring charges. The restructuring was composed of $5.2 million of charges related to severance costs associated with employment reductions (mostly in the company's U.S. salaried workforce) and $4.1 million of charges associated with the shutdown of the company's wholly-owned Canadian distributor. Substantially all of the provisions were related to cash expenditures made during 1997. A summary of the restructuring reserve activity related to the restructuring is as follows:

                          Restructuring                          Restructuring
                           Reserve at   Asset                     Reserve at
                          December 31,  Write-    Cash   Reserve December 31,
                              1996       off    Payments Release     1997
                          ------------- ------  -------- ------- -------------
                                                In millions
Severance costs.........      $5.2      $ --     $(5.2)   $ --       $--
Canadian distributorship
 shutdown...............       4.1       (0.3)    (2.7)    (1.1)      --
                              ----      -----    -----    -----      ----
Total restructuring
 charges................      $9.3      $(0.3)   $(7.9)   $(1.1)     $--
                              ====      =====    =====    =====      ====

  Note Eight--Income Taxes: The components of income taxes (credit) were as follows:

                                                       Year Ended December 31
                                                      -------------------------
                                                       1998     1997     1996
                                                      ------- --------  -------
                                                            In millions
Currently payable (refundable):
  Federal............................................ $   --  $    0.1  $   --
  State, local and foreign...........................     3.0     (0.9)     0.2
                                                      ------- --------  -------
Total income taxes (credit).......................... $   3.0 $   (0.8) $   0.2
                                                      ======= ========  =======

  The statutory federal income tax rate and the effective tax rate are compared below:

                                                 Year Ended December 31
                                                 ---------------------------
                                                  1998      1997      1996
                                                 -------   -------   -------
Statutory federal income tax rate...............   (35.0)%   (35.0)%   (35.0)%
Foreign tax effects.............................     1.1       2.2       1.0
Tax benefits not recognized subject to future
 realization....................................    35.0      32.8      34.0
                                                 -------   -------   -------
Effective tax rate..............................     1.1 %     (--)%     (--)%
                                                 =======   =======   =======

  Deferred tax assets (liabilities) are comprised of the following:

                                                       Year Ended December 31
                                                       ----------------------
                                                          1998         1997
                                                       -----------  -----------
                                                             In millions
Loss carryforwards.................................... $     398.8  $     353.5
Inventory valuation...................................        15.6         22.6
Transferor certificate valuation reserve..............         --          14.6
PP&E/restructuring valuation reserve..................        48.4         22.9
Product warranty......................................         8.7          9.4
Co-op advertising.....................................         --           3.7
Merchandising.........................................         7.1          2.6
Bad debt reserves.....................................        18.5          --
Disallowed interest...................................        19.8          --
Other.................................................        42.9         35.6
                                                       -----------  -----------
  Deferred tax assets.................................       559.8        464.9
                                                       -----------  -----------
Depreciation..........................................         9.5          3.4
Other--State, Local and Foreign.......................         4.2         (1.3)
                                                       -----------  -----------
  Deferred tax liabilities............................        13.7          2.1
                                                       -----------  -----------
Valuation allowance...................................      (546.1)      (462.8)
                                                       -----------  -----------
    Net deferred tax assets........................... $       --   $       --
                                                       ===========  ===========

  The valuation allowance was established since the realization of these assets cannot be reasonably assured, given the company's recurring losses.

  As of December 31, 1998, the company had $942.8 million of total net operating loss carryforwards (NOLs) available for federal income tax purposes (which expire from 2004 through 2018) and unused tax credits of $3.9 million (which expire from 2000 through 2002).

  The stock purchase by LGE described in Note Six created an "ownership change" of the company for federal income tax purposes, with the effect that the company's annual usage of its NOLs will be limited to approximately $27 million, which represents the product of (i) a tax-exempt rate of return announced monthly by the Internal Revenue Service (5.75 percent for ownership changes occurring in the month of November 1995) and (ii) the value of the company immediately before the ownership change, as determined under applicable tax regulations. This limitation applies to approximately $481 million of the company's available NOL carryovers, which represents the losses generated prior to the "ownership change". The company's remaining loss carryovers are not subject to this limitation. In addition, this limitation, appropriately modified, will also apply to the company's utilization of most of its tax credit carryovers. The effect of this annual limit will depend upon the generation of sufficient taxable income in the future and certain other factors.

  Note Nine--Segment and Geographic Data: The company adopted FAS 131-- Disclosures about Segments of an Enterprise and Related Information-- as of December 31, 1998. This statement established new disclosure requirements related to operating and geographic segments.

  Financial information, summarized by segment, is as follows:

                                  Consumer   Network  Corporate
                                 Electronics Systems  and Other Consolidated
                                 ----------- -------  --------- ------------
                                                In millions
1998
  Net sales.....................  $  878.7   $106.1     $  --     $  984.8
  Restructuring charges.........     170.2      7.9      24.2        202.3
  Depreciation..................      27.3      3.6       0.3         31.2
  Profit (loss) before income
   taxes........................    (200.0)    (5.2)    (67.3)      (272.5)
  Capital additions.............       4.7      2.7       1.0          8.4
1997
  Net sales.....................  $1,115.8   $ 56.9     $ 0.4     $1,173.1
  Asset impairments.............      63.7      --        --          63.7
  Depreciation..................      36.4      4.0      (2.4)        38.0
  Profit (loss) before income
   taxes........................    (215.4)   (14.9)    (69.9)      (300.2)
  Capital additions.............      70.2     10.2       2.1         82.5

  Financial information, summarized by segment, is not presented for 1996 nor is total assets for any year, as it is impracticable to do so as the necessary information is not available and the cost to develop it would be excessive. It should be noted that in the 1998 and 1997 information presented, certain costs such as interest and administrative costs are not allocated to the Consumer Electronics or Network Systems segments. These unallocated costs are reported above in the Corporate and Other column.

  Financial information, summarized by geographic area, is as follows:

                                                        Year Ended December 31
                                                       ------------------------
                                                        1998    1997     1996
                                                       ------ -------- --------
                                                             In millions
   Net sales (1):
     Domestic companies............................... $965.1 $1,144.9 $1,221.4
     Foreign companies................................   19.7     28.2     66.5
                                                       ------ -------- --------
     Total net sales.................................. $984.8 $1,173.1 $1,287.9
                                                       ====== ======== ========
   Long-lived assets:
     Domestic companies............................... $ 21.5 $   99.9 $  156.4
     Foreign companies................................   98.0    114.6    133.8
                                                       ------ -------- --------
     Total long-lived assets.......................... $119.5 $  214.5 $  290.2
                                                       ====== ======== ========

--------
(1) Net sales are attributed to countries based on location of customer.

  Foreign operations consist of manufacturing and sales subsidiaries in Mexico, a distribution subsidiary in Canada (which was closed in December
1996) and a purchasing office in Taiwan. Sales to affiliates are principally accounted for at amounts based on local costs of production plus a reasonable return.

  Sales to a single customer, Circuit City Stores, Inc., amounted to $131.2 million (13 percent) in 1998, $138.6 million (12 percent) in 1997, and $187.2 million (15 percent) in 1996. Sales to a second customer, Sears, Roebuck and Company, accounted for $102.7 million (10 percent) in 1998, $132.4 million (11 percent) in 1997 and $140.9 million (11 percent) in 1996. No other customer accounted for 10 percent or more of net sales.

  Note Ten--Other Operating Expense (Income): Major manufacturers of televisions and VCRs agreed during 1992 to take licenses under some of the company's U.S. tuner system patents (the licenses expire in 2003). Also in 1998, due to a change in distribution strategy, certain VCR's are sold directly by the manufacturer (LGE) rather than through the company's direct sales organization; the company receives a royalty for these sales.

  Other Operating expense (income) consisted of the following:

                                                     Year Ended December 31
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
                                                           In millions
   Royalty income--tuner system patents............. $ (35.1) $ (26.0) $ (26.6)
   Royalty income--VCR direct ship..................    (1.5)     --       --
   Royalty income--other............................    (1.9)    (2.4)    (2.3)
   Bank fees........................................     3.7      6.2      1.7
   Asset impairment charge..........................     --      63.7      --
   Other............................................    (8.2)     0.9      0.9
                                                     -------  -------  -------
   Total other operating expense (income)........... $ (43.0) $  42.4  $ (26.3)
                                                     =======  =======  =======

  Note Eleven--Inventories: Inventories consisted of the following:

                                                                   December 31
                                                                   ------------
                                                                   1998   1997
                                                                   ----- ------
                                                                   In millions
   Raw materials and work-in-process.............................. $47.1 $ 96.9
   Finished goods.................................................  37.1   68.6
                                                                   ----- ------
   Total inventories.............................................. $84.2 $165.5
                                                                   ===== ======

  Note Twelve--Transferor certificates: The Financial Accounting Standards Board issued FAS No. 125--Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--in 1996. The accounting standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement was adopted by the company during the second quarter of 1997, in connection with the three-year trade receivables securitization that was entered into in April 1997. Pursuant to the new statement, the trade receivable securitization was accounted for as a sale of receivables.

  Transferor certificates represented the company's retained interest in the pool of receivables that were sold by the company to a special-purpose trust, but that could not or had not been sold to outside investors in the commercial paper market via a multi-seller conduit pursuant to the trade receivables securitization agreement. The transferor certificates were classified as current held-to-maturity securities and matured 30 to 60 days from the date of acquisition. Outside investors held investor certificates which evidenced their ownership of a portion of the assets contained in the special multi-purpose trust. Transferor certificates were valued at historical cost which reasonably approximated their fair value. This cost approximated the value of the previous carrying amount (prior to transfer), allocated between the assets sold and the retained interest, based on their relative fair values at the date of the transfer, as required by FAS No. 125.

  During the third quarter of 1998, the company's trade receivables securitization was terminated. As a result, the company's December 31, 1998 financial statements reflect the following: (i) receivables, net of allowance for doubtful accounts, are no longer sold and transferor certificates do not exist; and (ii) a non-cash restructuring charge of $3.9 million was made to write-off deferred charges (bank, attorney and guarantee fees) related to the receivable securitization.

  Note Thirteen--Property, Plant and Equipment: Property, plant and equipment consisted of the following:

                                                                 December 31
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                                 In millions
   Land....................................................... $   2.1  $   8.4
   Buildings..................................................   122.5    147.9
   Machinery and equipment....................................   645.9    640.9
                                                               -------  -------
                                                                 770.5    797.2
   Less accumulated depreciation..............................  (573.6)  (562.0)
   Less valuation reserve.....................................  (103.7)   (58.4)
                                                               -------  -------
   Total property, plant and equipment, net................... $  93.2  $ 176.8
                                                               =======  =======

  In 1998, the company recorded a $16 million gain related to the sale of its headquarters building in Glenview, Illinois.

  At December 31, 1998 and 1997, the company reclassed $43.0 million and $5.7 million, respectively, of property held for disposal out of Property, plant and equipment into noncurrent assets. The reclassed amounts are net of applicable valuation reserves. See Note Seven for further discussion of the property held for disposal.

  Note Fourteen--Sale-Leaseback Transaction: In April 1997, the company entered into an $86.6 million sale-leaseback transaction whereby the company sold and leased back new and existing manufacturing equipment in its Melrose Park, Illinois, plant and in its Reynosa and Juarez, Mexico, facilities. The result of the sale was a $10.2 million gain for the company, which was deferred and was being amortized over the 12 1/2-year lease term.

  The detail of the transaction by location is as follows (in millions):

                                                          Melrose
                                                           Park   Reynosa Juarez
                                                          ------- ------- ------
   Cash proceeds.........................................  $66.0   $12.0   $8.6
   Carrying value........................................   60.0     8.7    7.7
   Deferred gain.........................................    6.0     3.3    0.9

  The related lease was being accounted for as an operating lease. The rental expense under this lease in 1998 and 1997 was $5.9 million (for seven months) and $8.1 million (for nine months), respectively.

  As discussed in Note Six, the company issued options to LGE with a fair value of $39.0 million in return for LGE providing support for certain financing activities of the company. Included in this support from LGE was a guarantee of the company's payment obligation on the sale-leaseback transaction. Approximately $30.0 million of the option value is related to the lease obligation and this value was being amortized over the life of the lease.

  As discussed above, the company's payment obligations, along with certain other items under the lease agreement were fully guaranteed by LGE. The sale-leaseback agreement contained financial penalties which would be triggered if the company were to terminate the lease early. The amounts the company would be required to pay were based upon stipulated loss values, and tax-benefit and investment opportunity losses.

  During 1998, as a part of the operational restructuring, the company determined it would be idling a substantial portion of the equipment subject to the leaseback, thereupon causing an event of default under the lease. Following negotiations with the lessor and its lenders, in July 1998, LGE made a negotiated settlement payment of $90.1 million under its guarantee of the company's obligation. The company has estimated that its obligation without the negotiated settlement exceeded $97 million. As a result of its guarantee payment, full ownership interests in the lessor were transferred to LGE, and LGE currently holds indirect title to the leased equipment.

  The company is obligated under documents related to the lease for the repayment of this settlement amount to LGE. As a result, the company's December 31, 1998 financial statements reflect a $90.1 million Short-term debt with LGE, a $21.3 million Receivable from LGE , and a loss on termination of the lease of $68.8 million. The company is no longer making cash payments against the lease, but is accruing an interest expense obligation to LGE for this $90.1 million liability. The $21.3 million receivable from LGE represents the appraised fair value of the manufacturing equipment receivable from LGE. The appraised value of the equipment is significantly less than the original investment value, as reflected by the restructuring loss recognized in the third quarter of 1998. The reasons for the loss of value are related both to the products produced and to global economic changes. Lower demand and market prices decreased the potential investment return and the potential price for the equipment as an integrated system. Additionally, due to a decrease, versus the dollar, in the value of the local currencies where such equipment is produced, the current dollar price of new equipment is now substantially less than that at the time of the company's purchase. In addition, the financial statements reflect a non-cash restructuring charge of $28.3 million to write off deferred charges (bank, attorney and guarantee fees) related to the lease, offset by a non-cash restructuring gain of $9.1 million which represents the accelerated amortization of the deferred gain on the 1997 sale of the assets into the lease.

  Note Fifteen--Short-term Debt and Credit Arrangements: Between November 1997 and February 1998, the company entered into a series of new financing transactions designed to enhance the company's liquidity and financial flexibility. The company obtained a total of $110 million in unsecured and uncommitted credit facilities through four lines of credit with Bank of America ($30 million), First Chicago NBD ($30 million), Societe Generale ($20 million) and Credit Agricole ($30 million). As of December 31, 1997, a total of $72.0 million was outstanding under these credit lines.

  The credit lines are guaranteed by LGE for which LGE is entitled to receive a fee in an amount up to 2 percent of the outstanding amount of the loans. As of December 31, 1998, only the Credit Agricole loan remains outstanding in the amount of $30.0 million. During the second and third quarter of 1998, LGE made payments under demands against guarantees on $72.0 million of the facilities and the company is obligated to LGE for these payments plus interest. The company's obligations to LGE are secured by a second lien on certain assets of the company.

  In March 1998, the company entered into a secured credit facility with LGE which provides for borrowings of up to $45 million. As of December 31, 1998, $30.0 was outstanding under this facility. See Note Six for further discussion.

  During the third quarter of 1998, the company's existing Citicorp credit facility (initially composed of a $45.0 million amortizing term loan and a $65.0 million revolving credit line) was amended and restated. The amended Citibank credit facility provides for up to $125 million of revolving loans, subject to borrowing base restrictions. The revolving loans must be repaid on or before the earlier of (a) the company's court filing for a pre-packaged plan of reorganization or (b) April 30, 1999 (as amended). In addition, the company is required to make repayments: (i) to the extent of the excess of borrowings over the borrowing base and (ii) with the proceeds of most sales of capital stock or assets. The obligations of the company under the amended Citibank credit facility are secured by certain of the company's assets. The amended Citibank credit facility requires the company, among other things, to meet certain financial tests regarding the amount of tuner patent royalties and the average outstanding payable to LGE for products purchased in the ordinary course of business. The facility also contains covenants which, among other things, restrict the ability of the company and its subsidiaries to incur indebtedness, issue guarantees, incur liens, declare dividends or pay management or consulting fees to affiliates, make loans and investments, engage in transactions with affiliates, liquidate, sell assets or engage in mergers. Interest on borrowings is based on market rates. As of December 31, 1998, the outstanding balance on the facility was $17.8 million.

  Borrowings and interest rates on short-term debt were:

                                                      Year Ended December 31
                                                     --------------------------
                                                       1998     1997     1996
                                                     --------  -------  -------
                                                           In millions
   Maximum month-end borrowings..................... $  299.9  $  72.0  $  72.6
   Average daily borrowings.........................    182.5     26.4     18.3
   Weighted average interest rate...................      8.5%     9.1%     8.8%

  Note Sixteen--Long-term Debt: The components of long-term debt were as follows:

                                                                  December 31
                                                                 -------------
                                                                  1998   1997
                                                                 ------ ------
                                                                  In millions
   6 1/4 percent convertible subordinated debentures due 2011... $103.6 $109.3
   8.5 percent senior subordinated convertible debentures due
    2001........................................................    --     0.5
   Term Loan....................................................    --    38.3
                                                                 ------ ------
                                                                  103.6  148.1
   Less current portion.........................................    5.8   15.3
                                                                 ------ ------
     Total long-term debt....................................... $ 97.8 $132.8
                                                                 ====== ======

  The 6 1/4 percent convertible subordinated debentures are unsecured general obligations, subordinate in right of payment to certain other debt obligations, and are convertible into common stock at $31.25 per share. Terms of the debenture agreement include annual sinking-fund payments of $5.8 million beginning in April 1997, and provisions which could result in the acceleration of their payment in the event the company is in default on provisions of other debt agreements. The debentures are redeemable at the option of the company, in whole or in part, at specified redemption prices at par or above. The debentures have been classified in the accompanying balance sheet as long-term based upon the company's intention that under the terms of the prepackaged plan, the $103.6 million of 6 1/4 percent convertible subordinated debentures outstanding at December 31, 1998, will be replaced by $50 million of 8.19 percent subordinated debentures due 2009. See Note Two. The Company has determined not to make the April 1, 1999 sinking fund and interest payments on the subordinated debentures. See Note Twenty Two.

  In January 1998, the company redeemed its 8.5 percent Senior Subordinated Convertible Debentures due January 2001. There was $0.5 million principal amount of such debentures outstanding and the redemption price of such debentures was 104 percent of such principal amount plus accrued interest through the redemption date. The loss on extinguishment of this debt was not material.

  The fair value of long-term debt is $17.6 million as of December 31, 1998, as compared to the carrying amount of $97.8 million. The fair value of the 6 1/4 percent convertible subordinated debentures is based on the quoted market price from the Over-The-Counter Market. As of December 31, 1998, the company's Credit Agreement would not allow the company to extinguish the long-term debt through purchase and thereby realize the gain.

  Note Seventeen--Stockholders' Equity: Changes in stockholders' equity accounts are shown below:

                                                             Additional
                                                     Common   Paid-in   Treasury
                                                     Stock    Capital    Shares
                                                     ------  ---------- --------
                                                            In millions
   Balance, December 31, 1995....................... $63.5     $440.0    $(1.7)
   Stock issued for benefit plans...................    .8        4.5      --
   Stock issued for stock options...................   1.9       13.9      --
   Other............................................    .4        1.0      --
                                                     -----     ------    -----
   Balance, December 31, 1996.......................  66.6      459.4     (1.7)
   Stock issued for benefit plans...................    .5        4.4      --
   Stock issued for stock options...................    .1        1.0      --
   Paid in capital--LGE guarantee...................   --        39.7      --
   Paid in capital--LGE services....................   --         2.2      --
   Other............................................   (.1)        .6      --
                                                     -----     ------    -----
   Balance, December 31, 1997.......................  67.1      507.3     (1.7)
   Restricted stock issued..........................    .5        (.5)     --
                                                     -----     ------    -----
   Balance, December 31, 1998....................... $67.6     $506.8    $(1.7)
                                                     =====     ======    =====

  During 1997, the company entered into certain transactions with LGE that affected additional paid in capital. These transactions dealt with the granting of stock options and donated services. See Note Six for further discussion of these items.

  Under the terms of the prepackaged plan, if approved, all of the shares of common stock, including shares held by LGE, will be canceled and the holders thereof will receive no distribution and retain no property on account of such equity interests.

  The company has authorized 8 million shares of preferred stock of which none are issued or outstanding as of December 31, 1998. The Board of Directors of the company is authorized to issue the preferred stock from time to time in one or more series and to determine all relevant terms of each such series, including but not limited to the following: (i) whether and upon what terms, the shares of such series would be redeemable; (ii) whether a sinking fund would be provided for the redemption of the shares of such series and, if so, the terms thereof; and (iii) the preference, if any, to which shares of such series would be entitled in the event of voluntary or involuntary liquidation of the company.

Note Eighteen--Stock Options and Awards:

  Stock Options: The 1987 Stock Incentive Plan, which expired in April 1997, and the Long Term Equity Compensation Plan, approved by the company's shareholders in May 1997, authorize the granting of incentive and non-qualified stock options, restricted stock awards and stock appreciation rights to key management personnel. The purchase price of shares under option is the market price of the shares on the date of grant. Options expire ten years from the date granted. The company accounts for employee stock options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined based on the fair value of options at their grant dates consistent with the method of FAS 123, the company's net loss and loss per share would have been increased to the following pro forma amounts:

                                                      1998     1997     1996
                                                     -------  -------  -------
                                                     In millions, except per
                                                          share amount
   Net loss:
     As reported.................................... $(275.5) $(299.4) $(178.0)
     Pro forma......................................  (277.7)  (301.1)  (179.1)
   Loss per basic and diluted share:
     As reported.................................... $ (4.08) $ (4.49) $ (2.73)
     Pro forma......................................   (4.11)   (4.52)   (2.75)

  Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the pro forma compensation cost may not be representative of the pro forma cost to be expected in future years.

  A summary of the status of the company's outstanding stock options at December 31, 1998, 1997 and 1996, and changes during the years then ended is presented in the table and narrative below:

                                                Employees
                            ---------------------------------------------------
                                  1998             1997             1996
                            ---------------- ---------------- -----------------
                                    Weighted         Weighted          Weighted
                                    Average          Average           Average
                            Shares  Exercise Shares  Exercise Shares   Exercise
                            (000's)  Price   (000's)  Price   (000's)   Price
                            ------- -------- ------- -------- -------  --------
Options outstanding at
 January 1................   1,506   $10.66     968   $ 9.91   2,588    $ 8.25
Options granted...........     404     5.83     952    11.10     456     12.54
Options exercised.........     --       --     (154)    7.80  (1,889)     8.33
Options canceled..........    (307)   10.29    (260)   11.20    (187)     9.30
                             -----            -----           ------
Options outstanding at De-
 cember 31................   1,603   $ 9.44   1,506   $10.66     968    $ 9.91
                             =====            =====           ======
Options exercisable at De-
 cember 31................     715   $10.17     486   $ 9.05     427    $ 8.27
Shares available for grant
 at December 31...........   1,243            1,340            1,329

  Non-employee stock options (3,965,000 shares at $0.01 per share) were granted to LGE during 1997. At December 31, 1997 and 1998, 3,965,000 and 1,746,000 options remained outstanding, respectively; 793,000 and 1,746,000 options were exercisable at December 31, 1997 and 1998, respectively. The remainder of LGE's stock options were canceled upon the termination of the leveraged lease. See Note Six and Note Fourteen for further discussion.

  Of the employee options outstanding at December 31, 1998, 865,650 had exercise prices between $5.56 and $11.00, with a weighted average exercise price of $7.27 and a weighted average remaining contractual life of 7.46 years. The remaining 737,750 had exercise prices between $11.13 and $14.75, with a weighted average exercise price of $11.98 and a weighted average remaining contractual life of 8.07 years.

  The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions: weighted average risk-free interest rates of 5.01 percent, 5.76 percent and
6.25 percent for grants in 1998, 1997, and 1996, respectively; zero expected dividend yields, and expected volatility of 388.95 percent for 1998, 43.69 percent for 1997 and 62.35 percent for 1996. A 3.5 year estimated life was used for all employee grants. The weighted average fair value of employee options granted during 1998, 1997 and 1996 was $5.93, $11.16 and $13.93, respectively. The employee options will be canceled under the prepackaged plan, if approved.

  Restricted stock awards: The company had 734,500 and 234,500 restricted stock awards issued and outstanding as of December 31, 1998 and 1997, respectively. The market value of the restricted shares is deferred in the additional paid-in capital account and is generally amortized over the years the restrictions lapse. Total compensation expense in 1998, 1997 and 1996, related to these awards, was not material. The restricted stock awards will also be canceled under the prepackaged plan, if approved.

  Note Nineteen--Retirement Plans and Employee Benefits: Virtually all employees in the United States are eligible to participate in noncontributory defined contribution retirement plans after completing one full year of service. The plans provide for an annual minimum contribution of between 3 and 6 percent of employees' eligible compensation, based partially on employees' contributions to the plans. Contributions above the minimum could be required based upon profits in excess of a specified return on net worth. Retirement plan expenses were $6.9 million, $7.8 million and $8.6 million in 1998, 1997 and 1996, respectively. The company's 1997 contribution to the retirement plans was made during 1998. The company's 1996 and 1995 contributions to the retirement plans were partially funded through the issuance of approximately 466,500 and 782,000 shares, respectively, of the company's common stock.

  Employees in Mexico are covered by government-mandated plans, the costs of which are accrued by the company.

  Note Twenty--Loss Per Share: In accordance with FAS No. 128--Earnings Per Share,--the company computed basic loss per share by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted loss per share, assuming conversion of the 6 1/4 percent convertible subordinated debentures, the 8.5 percent Senior Subordinated Convertible Debentures due 2001 (redeemed in January 1998) and the 8.5 percent Senior Subordinated Convertible Debentures due 2000 (redeemed in December 1997) and outstanding stock options, are not presented because the effect of the assumed conversion is antidilutive.

                                                       For the Year Ended
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
                                                     In millions, except per
                                                          share amounts
   Net loss......................................... $(275.5) $(299.4) $(178.0)
   Weighted average common shares outstanding.......    67.5     66.6     65.2
   Basic and diluted loss per share................. $ (4.08) $ (4.49) $ (2.73)

  Note Twenty One--Contingencies: Summarized below are significant legal matters to which the company is a party. There is a range of possible outcomes for all legal matters in which the company is involved.
With the exception of the matters discussed below, the company does not believe any of the other legal matters are reasonably likely to have a material adverse effect on the company. The company's belief is based on the amounts involved and the types of litigation.

  In June 1998, Funai Electric Co., Ltd., a licensee of the company's tuner patents, filed suit against the company seeking a declaratory judgment that the company's tuner patents were invalid and unenforceable, or that the plaintiff's use of certain technologies in its current products did not infringe on the company's tuner patents. The complaint seeks the return of previously paid royalties. The plaintiff also sought a preliminary injunction precluding the company from terminating its licensing agreement and allowing it to pay future royalties into an escrow. The court has denied the plaintiff's request for a temporary restraining order against the company and has also denied plaintiff's motion for a preliminary injunction. The case was filed in the U.S. District Court in Los Angeles.

  In June 1998, the company's president and chief executive officer, its directors, and an affiliate of LGE were named as defendants in a suit filed by a shareholder in a state court in New Jersey entitled Vengrove v. Gannon, et al. In December 1998, the suit was amended to name the company, a former director and chief executive officer of the company, LGE, LG Semicon and LG Group as additional defendants. The suit alleges breach of fiduciary duties and violation of securities laws by the defendants arising out of certain alleged misstatements that "artificially inflated" the price of the common stock. The plaintiff seeks to be certified as a class representative and the suit designated as a class action. In addition to money damages, the suit also seeks to enjoin the defendants from commencing the prepackaged Chapter 11 case and proceeding with the cancellation of the common stock held by minority shareholders.

  Note Twenty Two--Subsequent Events: The company ceased production in its Melrose Park manufacturing facility in March 1999, and is currently in the process of decommissioning this facility. The company has entered into two agreements with Philips Electronics North American Corporation ("Philips"). One is for the sale of certain manufacturing equipment located at the company's Melrose Park facility, and the second is for the purchase by the company of color picture tubes. Philips will provide credits against the picture tubes purchase over a three-year period in exchange for (i) the manufacturing equipment and (ii) the company's entering into the contract to purchase the picture tubes. The expected credits ranged from $17.2 to $23.9 million depending upon the picture tube volume required by the company and/or its contract manufacturers. The volume of purchase is dependent upon customer demand and sales volumes. The company shall have no right to use the credits after the expiration or termination of the purchase agreement.

  A substantial portion of the equipment purchased by Philips was owned, under a leveraged lease, by an owner trust controlled by LGE as a result of LGE's payment under its guarantees of the company's obligations under the lease. The company purchased the equipment from the trust immediately prior to the sale to Philips in exchange for a substantial portion of the credits.

  The company sold the electron gun operations at its Matamoros, Tamaulipas, Mexico facility as an ongoing business to a third party in February 1999, for $4.4 million, less escrowed amounts. The company expects that the balance of the equipment at this location will be liquidated or scrapped.

  On March 31, 1999, the company entered into a Commitment Letter (the "Commitment") with Citicorp North America, Inc. pursuant to which Citicorp North America, Inc. agreed to provide up to $150 million of debtor-in-possession financing during the pendency of the company's bankruptcy proceeding and agreed to provide a new three-year $150 million credit facility following completion of the company's bankruptcy proceeding, subject in each case to borrowing base restrictions. The new facilities will be secured by certain of the company's assets, including inventory, receivables, fixed assets and intellectual property, and will be subject to other terms and conditions. The Commitment is subject to the completion of definitive documentation and other conditions and provides for interest on borrowings based on specified margins above LIBOR or the prime rate.

  The new credit facilities will be in addition to the $60 million post-restructuring credit support to be provided by LGE to the company pursuant to the terms of the restructuring agreement between the parties.

  The company has determined not to make the April 1, 1999 sinking fund and interest payments on its subordinated debentures due 2011. The company's failure to make such payments on April 1, subject to grace periods (if any) provided in the indenture, constitutes a default under the indenture relating to the subordinated debentures.

  The lenders under the Citicorp credit facility waived the cross default under the credit facility related to the company's failure to make the payments on the subordinated debentures. In addition, LGE waived the cross default under the Note Agreement between LGE and the company and certain related security documents related to the company's failure to make the payments on the subordinated debentures.

  On March 29, 1999, the company was advised by LGE that LGE had received Korean regulatory approval to permit LGE to consummate the transactions set forth in the restructuring agreement between the company and LGE, including authorization for LGE to provide the company with $60 million of post-restructuring credit support, on the terms and conditions of the restructuring agreement.

  On March 31, 1999, the company, LGE and an ad hoc committee of holders of the company's 6 1/4% Convertible Subordinated Debentures due 2011 reached an agreement with respect to the terms of the company's proposed prepackaged plan of reorganization. The ad hoc committee is comprised of Loomis Sayles & Company, Mariner Investment Group and Caspian Capital Partners, L.L.P. (the "Debenture Committee"). The members of the Debenture Committee have represented to the company that they collectively hold or control over 50% of the outstanding principal amount of the subordinated debentures.

  The company, LGE and the Debenture Committee have agreed to the terms of the proposed restructuring of the subordinated debentures. The parties have agreed, among other things, that under the prepackaged plan, if approved, holders of the subordinated debentures will receive a pro rata distribution of $50 million of new 8.19 percent subordinated debentures of the company due 2009. The Debenture Committee has agreed to support confirmation of the company's prepackaged plan, and has agreed to forbear from enforcement of any defaults that might occur with respect to the subordinated debentures until the prepackaged plan is confirmed. The agreement also contains other customary provisions.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Zenith Electronics Corporation:

  We have audited the accompanying consolidated balance sheets of Zenith Electronics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated operations and retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zenith Electronics Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note Two to the financial statements, the Company has suffered recurring losses from operations and has negative working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note Two. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  As explained in Note Five to the financial statements, the Company changed its methods of accounting for tooling costs in 1997, and picture tube inventories in 1996.

                                               /s/ Arthur Andersen LLP
                                          -------------------------------------
                                                   Arthur Andersen LLP

Chicago, Illinois March 4, 1999
(except with respect to the
matters discussed in Note
Twenty Two, as to which the
date is March 31, 1999)

                               INDEX TO FINANCIAL
                              STATEMENT SCHEDULES

Report of Independent Public Accountants on Financial Statement Schedule... S-2
Schedule II--Valuation and Qualifying Accounts............................. S-3

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE


To the Stockholders of Zenith Electronics Corporation:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Zenith Electronics Corporation's annual report to stockholders included in this Amendment No. 3 to Registration Statement on form S-4, and have issued our report thereon dated March 4, 1999 (except with respect to the matters discussed in Note Twenty Two, as to which the date is March 31, 1999). Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The financial statement schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                               /s/ Arthur Andersen LLP
                                          -------------------------------------
                                                   Arthur Andersen LLP

Chicago, Illinois March 4, 1999

                          FINANCIAL STATEMENT SCHEDULE

                 SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
                             (Amounts in millions)

          Column A             Column B         Column C          Column D    Column E
          --------            ---------- ----------------------- ----------  ----------
                                                Additions
                                         -----------------------
                              Balance at  Charged                            Balance at
  Reserves and allowances     beginning   to costs   Charged to                end of
deducted from asset accounts  of period  & expenses other accts. Deductions    period
----------------------------  ---------- ---------- ------------ ----------  ----------
Allowance for doubtful
 accounts:
  Year Ended December
   31, 1998...........          $  --      $  9.5      $33.9(1)    $  1.4(3)   $ 42.0
                                ======     ======      =====       ======      ======
  Year Ended December
   31, 1997...........          $  6.2     $  --       $ --        $  6.2(2)   $  --
                                ======     ======      =====       ======      ======
  Year Ended December
   31, 1996...........          $  3.6     $  5.2      $ --        $  2.6(3)   $  6.2
                                ======     ======      =====       ======      ======
Valuation allowance
 for deferred tax as-
 sets:
  Year Ended December
   31, 1998...........          $462.8     $ 83.3      $ --        $  --       $546.1
                                ======     ======      =====       ======      ======
  Year Ended December
   31, 1997...........          $310.5     $152.3      $ --        $  --       $462.8
                                ======     ======      =====       ======      ======
  Year Ended December
   31, 1996...........          $188.3     $122.2      $ --        $  --       $310.5
                                ======     ======      =====       ======      ======
Reserve for restruc-
 turing costs:
  Year Ended December
   31, 1998...........          $  --      $202.3      $ --        $171.0(4)   $ 31.3
                                ======     ======      =====       ======      ======
  Year Ended December
   31, 1997...........          $  9.3     $  --       $ --        $  9.3(5)   $  --
                                ======     ======      =====       ======      ======
  Year Ended December
   31, 1996...........          $  --      $  9.3      $ --        $  --       $  9.3
                                ======     ======      =====       ======      ======

--------
(1) Amount required upon cancellation of receivable securitization agreement.
(2) Amount sold under accounts receivable securitization agreement.
(3) Uncollectable accounts written off, net of recoveries.
(4) Includes $144.6 million asset write-off and $26.4 million cash payment.
(5) Includes $7.9 million cash payment, $0.3 million asset write-off and $1.1 million reserve release.

                         ANNEX A--THE PREPACKAGED PLAN

                   [Important: A Bankruptcy Case Has Not Been
         Commenced as of the Date of the Distribution of this Document]

                     IN THE UNITED STATES BANKRUPTCY COURT

In re:


                                               Chapter 11
ZENITH ELECTRONICS CORPORATION,


                                               Case No. 99-      (     )
                         Debtor.
----------------------------------

--------------------------------------------------------------------------------

                       PREPACKAGED PLAN OF REORGANIZATION
                       OF ZENITH ELECTRONICS CORPORATION
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

--------------------------------------------------------------------------------

                                          James H.M. Sprayregen
                                          Matthew N. Kleiman
                                          Anup Sathy
                                          KIRKLAND & ELLIS
                                          200 E. Randolph Drive
                                          Chicago, Illinois 60601
                                          (312) 861-2000

                                          Counsel to
                                          ZENITH ELECTRONICS CORPORATION,
                                          debtor and debtor-in-possession

Dated: [           ]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I.
    DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME AND
     GOVERNING LAW.......................................................   4
    A. Rules of Interpretation, Computation of Time and Governing Law...    4
    B. Defined Terms....................................................    4
 ARTICLE II.
    ADMINISTRATIVE AND PRIORITY TAX CLAIMS...............................   9
    A. Administrative Claims............................................    9
    B. Priority Tax Claims..............................................    9
 ARTICLE III.
    CLASSIFICATION AND TREATMENT OF CLASSIFIED CLAIMS AND EQUITY
     INTERESTS...........................................................   9
    A. Summary..........................................................    9
    B. Classification and Treatment.....................................   12
    C. Special Provision Governing Unimpaired Claims....................   14
 ARTICLE IV.
    ACCEPTANCE OR REJECTION OF THE PLAN..................................  15
    A. Voting Classes...................................................   15
    B. Acceptance by Impaired Classes...................................   15
    C. Presumed Acceptance of Plan......................................   15
    D. Presumed Rejection of Plan.......................................   15
    E. Non-Consensual Confirmation......................................   15
 ARTICLE V.
    MEANS FOR IMPLEMENTATION OF THE PLAN.................................  15
       Continued Corporate Existence and Vesting of Assets in the
    A. Reorganized Debtor...............................................   15
       Cancellation of Notes, Instruments, Debentures, Common Stock and
    B. Stock Options....................................................   16
    C. Issuance of New Securities; Execution of Related Documents.......   16
       Corporate Governance, Directors and Officers, and Corporate
    D. Action...........................................................   16
    E. LGE New Credit Support...........................................   17
    F. Sources of Cash for Plan Distribution............................   17
 ARTICLE VI.
    TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES................  17
    A. Assumption of Executory Contracts and Unexpired Leases...........   17
       Claims Based on Rejection of Executory Contracts or Unexpired
    B. Leases...........................................................   17
       Cure of Defaults for Executory Contracts and Unexpired Leases
    C. Assumed..........................................................   18
    D. Indemnification of Directors, Officers and Employees.............   18
    E. Compensation and Benefit Programs................................   18
 ARTICLE VII.
    PROVISIONS GOVERNING DISTRIBUTIONS...................................  18
    A. Distributions for Claims Allowed as of the Effective Date........   18
       Distributions by the Reorganized Debtor; Distributions with
    B. Respect to Debt Securities.......................................   18
       Delivery and Distributions and Undeliverable or Unclaimed
    C. Distributions....................................................   18
    D. Distribution Record Date.........................................   18
    E. Timing and Calculation of Amounts to be Distributed..............   20
    F. Minimum Distribution.............................................   20

                                                                            Page
                                                                            ----
    G. Setoffs............................................................   20
    H. Surrender of Canceled Instruments or Securities....................   20
    I. Lost, Stolen, Mutilated or Destroyed Debt Securities...............   20
 ARTICLE VIII.
    PROCEDURES FOR RESOLVING DISPUTED CLAIMS...............................  21
    A. Prosecution of Objections to Claims................................   21
    B. Estimation of Claims...............................................   21
    C. Payments and Distributions on Disputed Claims......................   22
 ARTICLE IX.
    CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN......  22
    A. Condition Precedent to Confirmation................................   22
    B. Conditions Precedent to Consummation...............................   22
    C. Waiver of Conditions...............................................   22
    D. Effect of Non-occurrence of Conditions to Consummation.............   22
 ARTICLE X.
    RELEASE, INJUNCTIVE AND RELATED PROVISIONS.............................  23
    A. Subordination......................................................   23
    B. Limited Releases by the Debtor.....................................   23
    C. Limited Releases by Holder of Claims...............................   23
    D. Preservation of Rights of Action...................................   23
    E. Exculpation........................................................   24
    F. Injunction.........................................................   24
 ARTICLE XI.
    RETENTION OF JURISDICTION..............................................  24
 ARTICLE XII.
    MISCELLANEOUS PROVISIONS...............................................  25
    A. Dissolution of Committee(s)........................................   25
    B. Payment of Statutory Fees..........................................   25
    C. Discharge of Debtor................................................   25
    D. Modification of Plan...............................................   25
    E. Revocation of Plan.................................................   25
    F. Successors and Assigns.............................................   26
    G. Reservation of Rights..............................................   26
    H. Section 1146 Exemption.............................................   26
    I. Further Assurances.................................................   26
    J. Service of Documents...............................................   26
    K. Filing of Additional Documents.....................................   26

-------------------------------------------------------------------------------

                      PREPACKAGED PLAN OF REORGANIZATION
                       OF ZENITH ELECTRONICS CORPORATION
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

-------------------------------------------------------------------------------

  Pursuant to title 11 of the United States Code, 11 U.S.C. (S)(S) 101 et seq., Zenith Electronics Corporation, debtor and debtor-in-possession in the above-captioned and numbered case, hereby respectfully proposes the following Prepackaged Plan of Reorganization under Chapter 11 of the Bankruptcy Code:

                                  ARTICLE I.

                    DEFINED TERMS, RULES OF INTERPRETATION,
                     COMPUTATION OF TIME AND GOVERNING LAW

A. Rules of Interpretation, Computation of Time and Governing Law

  1. For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed, or to be Filed, shall mean such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan; (e) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) any term used in capitalized form in the Plan that is not defined herein but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

  2. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

  3. Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of in which the Bankruptcy Court resides, without giving effect to the principles of conflict of laws thereof.

B. Defined Terms

  Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form in the Plan:

    1. "Administrative Claim" means a Claim for costs and expenses of administration under section 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estate and operating the business of the Debtor (such as wages, salaries or commissions for services and payments for goods and other services and leased premises); (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under section 330(a) or 331 of the Bankruptcy Code; and (c) all fees and charges assessed against the Estate under chapter 123 of title 28 United States Code, 28 U.S.C. (S)(S) 1911-1930.

    2. "Allowed" means, with respect to any Claim, except as otherwise provided herein: (a) a Claim that has been scheduled by the Debtor in its schedule of liabilities as other than disputed, contingent or unliquidated and as to which the Debtor or other party in interest has not Filed an objection by the Effective Date; (b) a Claim that either is not a Disputed Claim or has been allowed by a Final Order; (c) a Claim that is allowed:
  (i) in any stipulation of amount and nature of Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with the Debtor of amount and nature of Claim executed on or after the Confirmation Date; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Plan; (d) a Claim relating to a rejected executory contract or unexpired lease that either (i) is not a Disputed Claim or (ii) has been allowed by a Final Order, in either case only if a proof of Claim has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law; or
  (e) a Claim that is allowed pursuant to the terms of this Plan.

    3. "Allowed . . . Claim" means an Allowed Claim in the particular Class described.

    4. "Amended Certificate of Incorporation" means the Certificate of Incorporation of the Reorganized Debtor, as restated as described in
  Article V.D.1 of the Plan, the form of which shall be Filed on or before the Confirmation Date.

    5. "Amended Citibank Credit Agreement" means that certain Amended and Restated Credit Agreement dated June 29, 1998 among the Corporation, the Lenders designated therein, Citibank, N.A., as Issuing Bank, and Citicorp North America, Inc., as Agent for the Issuing Bank and the Lenders, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each may have been amended or modified from time to time.

    6. "Ballot Date" means the date stated in the Voting Instructions by which all Ballots must be received.

    7. "Ballots" mean the ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims shall indicate their acceptance or rejection of the Plan in accordance with the Plan and the Voting Instructions.

    8. "Bankruptcy Code" means title I of the Bankruptcy Reform Act of 1978, as amended from time to time, as set forth in sections 101 et seq. of title 11 of the United States Code, and applicable portions of titles 18 and 28 of the United States Code.

    9. "Bankruptcy Court" means the United States District Court having jurisdiction over the Prepackaged Chapter 11 Case and, to the extent of any reference made pursuant to section 157 of title 28 of the United States Code and/or the General Order of such District Court pursuant to section 151 of title 28 of the United States Code, the bankruptcy unit of such District Court.

    10. "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure, as amended from time to time, as applicable to the Prepackaged Chapter 11 Case, promulgated under 28 U.S.C. (S) 2075 and the General, Local and Chambers Rules of the Bankruptcy Court.

    11. "Bar Date" means the Bar Date for Filing of proofs of claim with respect to executory contracts and unexpired leases which are rejected pursuant to this Plan or otherwise pursuant to section 365 of the Bankruptcy Code.

    12. "Beneficial Holder" means the Person or Entity holding the beneficial interest in a Claim or Equity Interest.

    13. "Business Day" means any day, other than a Saturday, Sunday or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).

    14. "By-Laws" mean the By-Laws of the Reorganized Debtor, the form of which shall be Filed on or before the Confirmation Date.

    15. "Cash" means cash and cash equivalents.

    16. "Causes of Action" mean all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments.

    17. "Citibank Secured Claims" means all Claims arising from or relating to the Amended Citibank Credit Agreement.

    18. "Citicorp Exit Facility" means that certain $150 million three-year credit facility to be provided to the Reorganized Debtor pursuant to the terms and conditions of the Citicorp Exit Facility Commitment.

    19. "Citicorp Exit Facility Commitment" means that certain commitment letter by and between the Debtor and Citicorp North America, Inc., a copy of which is set forth as an exhibit to the Disclosure Statement.

    20. "Claim" means a claim (as defined in section 101(5) of the Bankruptcy
  Code) against the Debtor, including, but limited to: (a) any right to payment from the Debtor whether or not such right is reduced to judgment, liquidated, unliquidated, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (b) any right to an equitable remedy for breach of performance if such performance gives rise to a right of payment from the Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

    21. "Claim Holder" or "Claimant" means the Holder of a Claim.

    22. "Class" means a category of Holders of Claims or Equity Interests as set forth in Article III of the Plan.

    23. "Committee" or "Committees" means a statutory official committee (or committees, if more than one) appointed in the Prepackaged Chapter 11 Case pursuant to section 1102 of the Bankruptcy Code, if any.

    24. "Common Stock" means the authorized common stock of the Corporation.

    25. "Confirmation" means the entry of the Confirmation Order, subject to all conditions specified in Article IX.A of the Plan having been (i) satisfied or (ii) waived pursuant to Article IX.C.

    26. "Confirmation Date" means the date upon which the Confirmation Order is entered by the Bankruptcy Court in its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

    27. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

    28. "Consummation" means the occurrence of the Effective Date.

    29. "Corporation" means Zenith Electronics Corporation, a Delaware corporation.

    30. "Creditor" means any Holder of a Claim.

    31. "D&O Releasees" means all officers, directors, employees, attorneys, financial advisors, accountants, investment bankers, agents and representatives of the Debtor and its subsidiaries who served in such capacity on or after January 1, 1998, in each case in their capacity as such.

    32. "Debtor" means the Corporation, as debtor in the Prepackaged Chapter 11 Case.

    33. "Debtor in Possession" means the Corporation, as debtor in possession in the Prepackaged Chapter 11 Case.

    34. "Delaware General Corporation Law" means title 8 of the Delaware Code, as now in effect or hereafter amended.

    35. "Disclosure Statement" means the Disclosure Statement and Proxy Statement-Prospectus for the Solicitation of Votes for the Prepackaged Plan
  of the Corporation dated [          ], as amended, supplemented, or
  modified from time to time, describing the Plan, that is prepared and distributed in accordance with sections 1125, 1126(b) and/or 1145 of the Bankruptcy Code and Bankruptcy Rule 3018 and/or other applicable law.

    36. "Debenture Releasees" means that certain ad hoc committee of Holders of Old Subordinated Debentures composed of Loomis, Sayles & Company, L.P., Mariner Investment Group, and Caspian Capital Partners, L.L.P., and all attorneys, financial advisors, accountants, investment bankers, agents and representatives of such committee in such capacity.

    37. "Debenture Releasees Lock-Up Agreement" means that certain Forbearance, Lock-Up and Voting Agreement dated March 31, 1999 by and among the Debtor, LGE and the members of the Debenture Releasees, a copy of which is set forth as an exhibit to the Disclosure Statement.

    38. "Disputed" means, with respect to any Claim or Equity Interest, any Claim or Equity Interest: (a) listed on the Schedules as unliquidated, disputed or contingent; or (b) as to which the Debtor or any other party in interest have interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules or is otherwise disputed by the Debtor in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn or determined by a Final Order.

    39. "Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date.

    40. "Effective Date" means the date selected by the Corporation which is a Business Day after the Confirmation Date on which: (a) no stay of the Confirmation Order is in effect, and (b) all conditions specified in both
  Article IX.A and IX.B of the Plan have been (i) satisfied or (ii) waived pursuant to Article IX.C.

    41. "Entity" means an entity as defined in section 101(15) of the Bankruptcy Code.

    42. "Equity Interest" means any equity interest of the Corporation, including, but not limited to, all issued, unissued, authorized or outstanding shares or stock (including the Common Stock), together with any warrants, options or contract rights to purchase or acquire such interests at any time.

    43. "Estate" means the estate of the Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Prepackaged Chapter 11 Case.

    44. "File" or "Filed" means file or filed with the Bankruptcy Court in the Prepackaged Chapter 11 Case.

    45. "Final Decree" means the decree contemplated under Bankruptcy Rule
  3022.

    46. "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

    47. "General Unsecured Claim" means any Unsecured Claim that is not an Old Subordinated Debenture Claim, LGE Tranche A Claim or LGE Tranche B Claim. These claims include, but are not limited, to any accrued but unpaid interest on the LGE Leveraged Lease Claims and the LGE Reimbursement Claims.

    48. "Holder" means a Person or Entity holding an Equity Interest or Claim, and with respect to a vote on the Plan, means the Beneficial Holder as of the Voting Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Master Ballot has been completed and executed in accordance with the Voting Instructions.

    49. "Impaired Claim" means a Claim classified in an Impaired Class.

    50. "Impaired Class" means each of Classes 2, 5, 6 and 7 as set forth in
  Article III of the Plan.

    51. "Investor Releasees" means LGE and LG Semicon Co., Ltd. and their current and former parents, subsidiaries and affiliates and their respective officers, directors, employees, attorneys, financial advisors, accountants, investment bankers, agents and representatives, in each case in their capacity as such.

    52. "Leveraged Lease (Melrose Park)" means that certain Lease Agreement dated as of March 26, 1997 by and among Fleet Bank as Owner Trustee for Zenith Electronics Equipment Owner Trustee 1997-I, as Lessor, and the Corporation, as Lessee, as supplemented by that certain Lease Supplement dated April 2, 1997 by and between Fleet Bank, as Lessor, and the Corporation, as Lessee, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each may have been amended or modified from time to time, including, but not limited to, that certain Participation Agreement dated as of March 26, 1997 by and among the Corporation, as Lessee, General Foods Credit Corporation, as Owner Participant, Fleet Bank, as Owner Trustee, the Lenders designated therein, and First Security Bank, National Association, as Indenture Trustee.

    53. "Leveraged Lease (Mexico)" means that certain Lease Agreement dated as of March 26, 1997 by and among Fleet Bank as Owner Trustee for Zenith Electronics Equipment Owner Trustee 1997-II, as Lessor, and Zenith Electronics Corporation of Texas, as Lessee, as supplemented by that certain Lease Supplement dated April 2, 1997 by and between Fleet Bank, as Lessor, and Zenith Electronics Corporation of Texas, as Lessee, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each may have been amended or modified from time to time, including, but not limited to, that certain Participation Agreement dated as of March 26, 1997 by and among Zenith Electronics Corporation of Texas, as Lessee, General Foods Credit Corporation, as Owner Participant, Fleet Bank, as Owner Trustee, the Lenders designated therein, and First Security Bank, National Association, as Indenture Trustee, and, that certain Parent Guaranty dated March 26, 1997 by and among the Debtor, the Owner Trustee, and Owner Participant, the Indenture Trustee and the Lenders.

    54. "Leveraged Leases" means the Leveraged Lease (Melrose Park) and the Leveraged Lease (Mexico).

    55. "LGE" means LG Electronics Inc., a corporation organized under the laws of the Republic of Korea.

    56. "LGE Claims" means the LGE Tranche A Claims and the LGE Tranche B Claims, to be restructured as provided in the Restructuring Agreement.

    57. "LGE Demand Loan Claims" means any and all Claims of LGE against the Debtor relating to that certain $45,000,000 Demand Note issued by the Debtor to LGE on March 31, 1998, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each may have been amended or modified from time to time.

    58. "LGE Extended Payables Claims" means any and all Claims of LGE against the Debtor arising under or relating to that certain vendor credit line extended by LGE to the Debtor pursuant to that certain Financial Support Agreement dated March 31, 1997 by and between the Debtor and LGE.

    59. "LGE Guaranty Fee Claims" means any and all Claims of LGE against the Debtor arising from or relating to any and all fees payable by the Debtor to LGE on account of LGE issuing the LGE Bank Guarantee.

    60. "LGE Leveraged Lease Claims" means any and all Claims of LGE against the Debtor relating to the Leveraged Leases, including, but not limited to, Claims relating to (a) that certain Guaranty dated as of March 26, 1997 from LGE to the parties designated therein, relating to the Leveraged Lease (Melrose Park), (b) that certain Guaranty dated as of March 26, 1997 from LGE to the parties designated therein, relating to the Leveraged Lease (Mexico), (c) those certain Guaranty Payment Agreements each dated as of July 17, 1998, by and between LGE, the Indenture Trustee, the Lenders, the Owner Participant and the Owner Trustee, as acknowledged and agreed to by the Debtor; but excluding any accrued but unpaid interest related thereto.

    61. "LGE New Credit Support" means, at the option of LGE and Debtor, either (a) a line of credit to be made available to the Debtor by LGE on or after the Effective Date, (b) a guarantee or other credit support to be provided by LGE to a third-party lender to support credit provided by such lender to the Debtor on or after the Effective Date, or (c) a combination of both (a) and (b), in all cases in an aggregate amount not to exceed $60,000,000, to be provided to the Debtor, if at all, on the terms and conditions of the Restructuring Agreement.

    62. "LGE Reimbursement Claims" means any and all claims of LGE against the Debtor arising from or relating to the Reimbursement Agreement, other than the LGE Guaranty Fee Claims; but excluding any accrued but unpaid interest related thereto.

    63. "LGE New Restructured Senior Note" means that certain new note in a principal amount equal to the aggregate amount of the LGE Tranche A Claims minus the amount of the LGE Leveraged Lease Claims exchanged for the Reynosa Assets, bearing interest at LIBOR plus 6.5%, and maturing on November 1, 2009 to be issued to LGE on account of the LGE Tranche A Claims in Class 6, as provided in the Restructuring Agreement, the form of which shall be Filed on or before the Confirmation Date.

    64. "LGE Technical Services Fee Claims" means any and all Claims of LGE against the Debtor relating to servicing fees resulting from LGE's provision of certain technical and other related services to the Debtor in connection with the Debtor's research and development activities.

    65. "LGE Tranche A Claims" means those Claims against the Debtor held by LGE arising from or relating to (a) the LGE Leveraged Lease Claims, (b) the LGE Technical Services Fee Claims, and (c) that portion of the LGE Reimbursement Claims and the LGE Demand Loan Claims not classified as LGE Tranche B Claims.

    66. "LGE Tranche B Claims" means Claims against the Debtor equal to $200,000,000 held by LGE arising from or relating to (a) the LGE Extended Payables Claims (but not to exceed $140,000,000), (b) the LGE Reimbursement Claims (but not to exceed $50,000,000), (c) the LGE Guaranty Fee Claims, and (d) the LGE Demand Loan Claims in an amount sufficient when aggregated with the Claims described in items (a) through (c) to equal $200,000,000.

    67. "Master Ballots" mean the master ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims shall indicate the acceptance or rejection of the Plan in accordance with the Voting Instructions.

    68. "New Common Stock" means the 1000 shares of Common Stock of the Reorganized Debtor, par value $0.01 per share, authorized pursuant to the Amended Certificate of Incorporation.

    69. "New Debentures" means those certain $50,000,000 of new 8.19% Senior Debentures due November 1, 2009 issued by the Reorganized Debtor, offered to the Holders of Allowed Claims in Class 5, the form of which shall be Filed on or before the Confirmation Date.

    70. "Nominee" means any Beneficial Holder whose securities were registered or held of record in the name of his broker, dealer, commercial bank, trust company, savings and loan or other nominee.

    71. "Old Subordinated Debenture Claims" means all Claims arising from or related to the Old Subordinated Debentures or the Old Subordinated Debenture Indenture.

    72. "Old Subordinated Debentures" mean the 6 1/4% Convertible
  Subordinated Debentures due 2011, issued by the Corporation under the Old Senior Subordinated Debenture Indenture.

    73. "Old Subordinated Debenture Indenture" means the Indenture, dated as of April 1, 1986 between the Corporation and State Street Bank & Trust Company, as trustee, relating to the Old Subordinated Debentures.

    74. "Other Priority Claims" mean any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or an Administrative Claim.

    75. "Other Secured Claims" mean, collectively, all Secured Claims against the Debtor held by any Person or Entity, other than Claims classified in Class 2 or Class 6.

    76. "Person" means a person as defined in section 101(41) of the Bankruptcy Code.

    77. "Petition Date" means the date on which the Debtor filed its petition for relief commencing the Prepackaged Chapter 11 Case.

    78. "Plan" or "Prepackaged Plan" means this Chapter 11 Prepackaged Plan of Reorganization, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules.

    79. "Prepackaged Chapter 11 Case" means the case under chapter 11 of the Bankruptcy Code, commenced by the Debtor in the Bankruptcy Court.

    80. "Priority Tax Claim" means a Claim of a governmental unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

    81. "Pro Rata" means proportionately so that with respect to an Allowed Claim, the ratio of (a) (i) the amount of property distributed on account of a particular Allowed Claim to (ii) the amount of the Allowed Claim, is the same as the ratio of (b) (i) the amount of property distributed on account of all Allowed Claims of the Class in which the particular Allowed Claim is included to (ii) the amount of all Allowed Claims in that Class.

    82. "Professionals" means a Person or Entity (a) employed pursuant to a Final Order in accordance with sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to the Effective Date, pursuant to sections 327, 328, 329, 330 and 331 of the Bankruptcy Code, or
  (b) for which compensation and reimbursement has been allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

    83. "Reimbursement Agreement" means that certain Reimbursement Agreement dated as of November 3, 1997 by and between the Debtor and LGE, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each may have been amended or modified from time to time, pursuant to which the Debtor agreed to reimburse LGE for amounts paid pursuant to LGE's guarantees of certain financial accommodations provided to the Debtor.

    84. "Reorganized Debtor" means the Debtor and the Debtor in Possession, or any successor thereto, by merger, consolidation, or otherwise, on and after the Effective Date.

    85. "Restructuring Agreement" means that certain Amended and Restated Restructuring Agreement dated as of June 14, 1999 by and between the Debtor and LGE (as amended and supplemented from time to time), a copy of which is set forth as an exhibit to the Disclosure Statement.

    86. "Reynosa Assets" means that certain property, plant and equipment owned by a subsidiary or subsidiaries of the Debtor located in Reynosa, Tamaulipas, Mexico, as specifically set forth in the Restructuring Agreement.

    87. "Reynosa Purchase Agreement" means that certain agreement, dated the Effective Date, among LGE, Zenith Electronics Corporation of Texas and Partes de Television de Reynosa, pursuant to which the Reynosa Assets will be transferred to LGE or its affiliate, as specifically set forth in the Restructuring Agreement.

    88. "Schedules" mean the schedules of assets and liabilities, schedules of executory contracts, and the statement of financial affairs as the Bankruptcy Court requires the Debtor to file pursuant to section 521 of the Bankruptcy Code, the Official Bankruptcy Forms and the Bankruptcy Rules, as they may be amended and supplemented from time to time.

    89. "Secured Claim" means (a) a Claim that is secured by a lien on property in which the Estate has an interest, which lien is valid, perfected and enforceable under applicable law or by reason of a Final Order, or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, or (b) a Claim Allowed under this Plan as a Secured Claim.

    90. "Securities Act" means the Securities Act of 1933, 15 U.S.C. sections 77a-77aa, as now in effect or hereafter amended.

    91. "Unimpaired Claim" means an unimpaired Claim within the meaning of section 1124 of the Bankruptcy Code.

    92. "Unimpaired Class" means an unimpaired Class within the meaning of section 1124 of the Bankruptcy Code.

    93. "Unsecured Claim" means any Claim against the Debtor that is not a Secured Claim, Administrative Claim, Priority Tax Claim or Other Priority Claim.

    94. "Voting Instructions" mean the instructions for voting on the Plan contained in the section of the Disclosure Statement entitled
  "SOLICITATION; VOTING PROCEDURES" and in the Ballots and the Master
  Ballots.

    95. "Voting Record Date" means [          ].

                                  ARTICLE II.

                    ADMINISTRATIVE AND PRIORITY TAX CLAIMS

A. Administrative Claims

  Subject to the provisions of section 330(a) and 331 of the Bankruptcy Code, each Holder of an Allowed Administrative Claim will be paid the full unpaid amount of such Allowed Administrative Claim in Cash on the Effective Date, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtor or otherwise upon order of the Bankruptcy Court; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business or otherwise assumed by the Debtor pursuant to the Plan will be assumed on the Effective Date and paid or performed by the Reorganized Debtor when due in accordance with the terms and conditions of the particular agreements governing such obligations.

B. Priority Tax Claims

  On the Effective Date, each Holder of a Priority Tax Claim due and payable on or prior to the Effective Date shall be paid Cash in an amount equal to the amount of such Allowed Claim, or shall be paid on account of its Allowed Claim on such other terms as have been or may be agreed upon by such Holder and the Debtor. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Prepackaged Chapter 11 Case had not been commenced, (ii) survive the Effective Date and Consummation of the Plan as if the Prepackaged Chapter 11 Case had not been commenced, and (iii) not be discharged pursuant to section 1141 of the Bankruptcy Code. In accordance with section 1124 of the Bankruptcy Code, the Plan shall leave unaltered the legal, equitable, and contractual rights of each Holder of a Priority Tax Claim.

                                 ARTICLE III.

                         CLASSIFICATION AND TREATMENT
                   OF CLASSIFIED CLAIMS AND EQUITY INTERESTS

A. Summary

  The categories of Claims and Equity Interests listed below classify Claims and Equity Interests for all purposes, including voting, confirmation and distribution pursuant to the Plan and pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Equity Interest shall be deemed classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Equity Interest qualifies within the description of such different Class. A Claim or Equity Interest is in a particular Class only to the extent that such Claim or Equity Interest is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date.

  The classification of Claims and Equity Interests pursuant to this Plan is as follows:

                     Class                       Status       Voting Rights
   Class 1--Other Priority Claims              Unimpaired --not entitled to vote
   Class 2--Citibank Secured Claims            Impaired   --entitled to vote
   Class 3--Other Secured Claims               Unimpaired --not entitled to vote
   Class 4--General Unsecured Claims           Unimpaired --not entitled to vote
   Class 5--Old Subordinated Debenture Claims  Impaired   --entitled to vote
   Class 6--LGE Claims:                        Impaired   --entitled to vote
       LGE Tranche A Claims
       LGE Tranche B Claims
   Class 7--Equity Interests                   Impaired   --not entitled to vote

B. Classification and Treatment

  1. Class 1--Other Priority Claims

    (a) Classification: Class 1 consists of all Other Priority Claims.

    (b) Treatment: The legal, equitable and contractual rights of the Holders of Class 1 Claims are unaltered by the Plan. Unless the Holder of such Claim and the Debtor agree to a different treatment, each Holder of an Allowed Class 1 Claim shall receive one of the following alternative treatments, at the election of the Debtor:

      (i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtor;

      (ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by the Reorganized Debtor, or
    (B) will be paid in full in Cash by the Reorganized Debtor when and as such Claim becomes due and owing in the ordinary course of business; or

      (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

  Any default with respect to any Class 1 Claim that existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date.

    (c) Voting: Class 1 is not impaired and the Holders of Class 1 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.

  2. Class 2--Citibank Secured Claims

    (a) Classification: Class 2 consists of the Citibank Secured Claims.

    (b) Treatment: On or prior to the Effective Date, each Holder of a Citibank Secured Claim must File and serve upon the Debtor a written election designating whether or not such Holder will be a lender under the Citicorp Exit Facility. If such Holder elects to be a lender under the Citicorp Exit Facility, the Allowed Class 2 Claim of such Holder shall be treated as provided in the Citicorp Exit Facility Commitment. If such Holder elects not to be a lender under the Citicorp Exit Facility, on the Effective Date, unless such Holder and the Debtor agree to a different treatment, the Allowed Class 2 Claim of such Holder (i) will be paid in full in cash by the Reorganized Debtor or (ii) will otherwise be treated in any manner so that such Allowed Class 2 Claim shall otherwise be unimpaired within the meaning of section 1124 of the Bankruptcy Code. The failure of a Holder of a Citibank Secured Claim to File and serve a written election as provided herein shall not modify or otherwise affect any existing contractual agreement or commitment of such Holder to be a lender under the Citicorp Exit Facility.

    (c) Voting: Class 2 is impaired and the Holders of Class 2 Claims are entitled to vote to accept or reject the Plan.

  3. Class 3--Other Secured Claims

    (a) Classification: Class 3 consists of the Other Secured Claims.

    (b) Treatment: The legal, equitable and contractual rights of the Holders of Class 3 Claims are unaltered by the Plan. Unless the Holder of such Claim and the Debtor agree to a different treatment, each Holder of an Allowed Class 3 Claim shall receive one of the following alternative treatments, at the election of the Debtor:

      (i) the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

      (ii) the Debtor shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against the Debtor or the Reorganized Debtor; or

      (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

  Any default with respect to any Class 3 Claim that existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date.

    (c) Voting: Class 3 is not impaired and the Holders of Class 3 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 3 are not entitled to vote to accept or reject the Plan.

  5. Class 4--General Unsecured Claims

    (a) Classification: Class 4 consists of the Claims of Holders of General Unsecured Claims.

    (b) Treatment: The legal, equitable and contractual rights of the Holders of Class 4 Claims are unaltered by the Plan. Unless the Holder of such Claim and the Debtor agree to a different treatment, each Holder of an Allowed Class 4 Claim shall receive one of the following alternative treatments, at the election of the Debtor:

      (i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtor;

      (ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by the Reorganized Debtor, or
    (B) will be paid in full in Cash by the Reorganized Debtor when and as such Claim becomes due and owing in the ordinary course of business; or

      (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

  Any default with respect to any Class 4 Claim that existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date.

    (c) Voting: Class 4 is not impaired and the Holders of Class 4 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 4 are not entitled to vote to accept or reject the Plan.

  6. Class 5--Old Subordinated Debenture Claims

    (a) Classification: Class 5 consists of the Claims of Holders of Old Subordinated Debentures.

    (b) Treatment: If Class 5 accepts the Plan, on or as soon as practicable after the Effective Date, each Holder of an Allowed Old Subordinated Debenture Claim shall receive, in full and final satisfaction of such Claim, a pro rata distribution of the New Debentures; provided, however, if Class 5 rejects the Plan, the Holders of Old Subordinated Debentures will not receive or retain any property on account of their Old Subordinated Debentures.

    (c) Voting: Class 5 is impaired and the Holders of Allowed Class 5 Claims are entitled to vote to accept or reject the Plan.

  7. Class 6--LGE Claims

    (a) Classification: Class 6 consists of the LGE Claims (but excluding any other Claim or any Equity Interests held by LGE).

    (b) Treatment:

      (i) LGE Tranche A Claims--On the Effective Date, or as soon thereafter as practicable, LGE shall receive (A) the LGE New Restructured Senior Note, and (B) the Reynosa Assets, in full and complete satisfaction of the Allowed LGE Tranche A Claims. In connection with the delivery of the Reynosa Assets, on or before the Effective Date, the Reorganized Debtor shall cause its subsidiaries, Zenith Electronics Corporation of Texas and Partes de Television de Reynosa, to enter into the Reynosa Purchase Agreement.

      (ii) LGE Tranche B Claims-On the Effective Date, or as soon thereafter as practicable, LGE shall receive 100% of the New Common Stock, in full and complete satisfaction of the Allowed LGE Tranche B Claims.

    (c) Voting: Class 6 is impaired and the Holder of the Allowed Class 6 Claims is entitled to vote to accept or reject the Plan.

  8. Class 7--Equity Interests

    (a) Classification: Class 7 consists of all Equity Interests.

    (b) Treatment: On the Effective Date, the Holders of Equity Interests shall neither receive any distributions nor retain any property under the Plan. All Common Stock issued before the Petition Date will be canceled.

    (c) Voting: Class 7 is impaired, but because no distributions will be made to Holders of Class 7 Equity Interests nor will such Holders retain any property, such Holders are deemed to reject the Plan pursuant to section 1126(g) of the Bankruptcy Code. Class 7 is not entitled to vote to accept or reject the Plan.

  C. Special Provision Governing Unimpaired Claims

  Except as otherwise provided in the Plan, including as provided in Article X, nothing under the Plan shall affect the Debtor's or the Reorganized Debtor's rights in respect of any Unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against such Unimpaired Claims.

                                  ARTICLE IV.

                      ACCEPTANCE OR REJECTION OF THE PLAN

A. Voting Classes

  Each Holder of an Allowed Claim in Classes 2, 5, and 6 shall be entitled to vote to accept or reject the Plan.

B. Acceptance by Impaired Classes

  An Impaired Class of Claims shall have accepted the Plan if (a) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy
Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (b) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan.

C. Presumed Acceptance of Plan

  Classes 1, 3, and 4 are unimpaired under the Plan, and, therefore, conclusively are presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.

D. Presumed Rejection of Plan

  Class 7 is impaired and shall receive no distributions, and, therefore, is presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.

E. Non-Consensual Confirmation

  The Debtor will seek Confirmation of the Plan under section 1129(b) of the Bankruptcy Code, to the extent applicable, in view of the deemed rejection by Class 7. In the event that any Impaired Class of Claims shall fail to accept the Plan in accordance with section 1129(a)(8) of the Bankruptcy Code, the Debtor reserves the right (a) to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code and/or (b) to modify the Plan in accordance with Article XII.D of the Plan. In addition, as set forth in Article III.B.6(b), if Class 5 rejects the Plan, the Holders of Old Subordinated Debentures will not receive or retain any property on account of their Old Subordinated Debentures.

                                  ARTICLE V.

                     MEANS FOR IMPLEMENTATION OF THE PLAN

A. Continued Corporate Existence and Vesting of Assets in the Reorganized
Debtor

  The Debtor shall, as a Reorganized Debtor, continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under the laws of the State of Delaware and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. Except as otherwise provided in the Plan, the Restructuring Agreement, the LGE New Restructured Senior Note, the New Debentures, or any agreement, instrument or indenture relating thereto, on or after the Effective Date, all property of the Estate, and any property acquired by the Debtor or the Reorganized Debtor under the Plan, shall vest in the Reorganized Debtor, free and clear of all Claims, liens, charges, or other encumbrances and Equity Interests. On and after the Effective Date, the Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims or Equity Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order. In accordance with section 1109(b) of the Bankruptcy Code, nothing in this
Article V shall preclude any party in interest from appearing and being heard on any issue in the Prepackaged Chapter 11 Case.

B. Cancellation of Notes, Instruments, Debentures, Common Stock and Stock
Options

  On the Effective Date, except to the extent provided otherwise in the Plan,
(i) all notes, instruments, certificates, and other documents evidencing the Citibank Secured Claims, LGE Claims and Other Secured Claims, (ii) the Old Subordinated Debentures and (iii) all Equity Interests, including all Common Stock, shall be canceled and deemed terminated. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Old Subordinated Debenture Indenture, shall be deemed to be canceled, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code.

C. Issuance of New Securities; Execution of Related Documents

  On the Effective Date, the Reorganized Debtor shall issue all securities, notes instruments, certificates, and other documents required to be issued pursuant to the Plan, including, without limitation, the LGE New Restructured Senior Note, the New Debentures, and the New Common Stock, each of which shall be distributed as provided in the Plan. The Reorganized Debtor shall execute and deliver such other agreements, documents and instruments as are required to be executed pursuant to the terms of the Plan or the Restructuring Agreement.

D. Corporate Governance, Directors and Officers, and Corporate Action

  1. Amended Certificate of Incorporation

  On the Effective Date, the Reorganized Debtor will file its Amended Certificate of Incorporation with the Secretary of the State of Delaware in accordance with sections 102 and 103 of the Delaware General Corporation Law. The Amended Certificate of Incorporation will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code, change the number of authorized shares of New Common Stock to 1,000, change the par value of the New Common Stock to $0.01 and eliminate the authorization of preferred stock. After the Effective Date, the Reorganized Debtor may amend and restate its Amended Certificate of Incorporation and other constituent documents as permitted by the Delaware General Corporation Law.

  2. Directors and Officers of the Reorganized Debtor

  Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, as of the Effective Date, the initial officers of the Reorganized Debtor shall be the officers of the Debtor immediately prior to the Effective Date. On the Effective Date, LGE will be the sole shareholder of the Reorganized Debtor, and will have the right to determine the composition of the board of directors of the Reorganized Debtor. Pursuant to section 1129(a)(5), the Debtor will disclose, on or prior to the Confirmation Date, identity and affiliations of any Person proposed to serve on the initial board of directors of the Reorganized Debtor, and, to the extent such Person is an Insider, the nature of any compensation for such Person. The classification and composition of the board of directors shall be consistent with the Amended Certificate of Incorporation. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the Amended Certificate of Incorporation, other constituent documents and the Delaware General Corporation Law.

  3. Corporate Action

  On the Effective Date, the adoption of the Amended Certificate of Incorporation or similar constituent documents, the amendment of the By-laws, the selection of directors and officers for the Reorganized Debtor, and all actions contemplated by the Plan and the Restructuring Agreement shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan and the Restructuring Agreement involving the corporate structure of the Debtor or the Reorganized Debtor, and any corporate action required by the Debtor or the Reorganized Debtor in connection with the Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders or directors of the Debtor or the Reorganized Debtor. On the Effective Date, the appropriate officers of the Reorganized Debtor and members of the board of directors of the Reorganized Debtor are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtor.

E. LGE New Credit Support

  On or after the Effective Date, pursuant to the terms and conditions of the Restructuring Agreement, LGE will provide the Debtor with the LGE New Credit Support.

F. Sources of Cash for Plan Distribution

  All Cash necessary for the Reorganized Debtor to make payments pursuant to the Plan shall be obtained from existing Cash balances, the operations of the Debtor or Reorganized Debtor, or post-confirmation borrowing under other available facilities of the Debtor or Reorganized Debtor, including, without limitation, to the extent available, the Citicorp Exit Facility and the LGE New Credit Support. The Reorganized Debtor may also make such payments using Cash received from its subsidiaries through the Reorganized Debtor's consolidated cash management system and from advances or dividends from such subsidiaries in the ordinary course.

                                  ARTICLE VI.

                       TREATMENT OF EXECUTORY CONTRACTS
                             AND UNEXPIRED LEASES

A. Assumption of Executory Contracts and Unexpired Leases

  Immediately prior to the Effective Date, all executory contracts or unexpired leases of the Reorganized Debtor will be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that
(1) have been rejected by order of the Bankruptcy Court, (2) are the subject of a motion to reject pending on the Effective Date, (3) are identified on a list to be filed with the Bankruptcy Court on or before the Confirmation Date, as to be rejected, or (4) are rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code.

  Notwithstanding anything to the contrary contained herein, on the Effective Date, the Leveraged Leases shall be deemed rejected pursuant to section 365(a) of the Bankruptcy Code. Any Claim arising from such rejection, including, but not limited to, those Claims arising under section 502 of the Bankruptcy Code, but excluding any accrued but unpaid interest related thereto, shall be part of and are included in the LGE Leveraged Lease Claims. Other than on account of the LGE Leveraged Lease Claims, LGE shall not receive any property or distribution arising from or related to such rejection. Except as provided in the Restructuring Agreement, on the Effective Date, all property that is the subject of the Leveraged Leases shall be vested in the Reorganized Debtor free and clear of all liens, claims and encumbrances.

  Notwithstanding anything to the contrary contained herein, on the Effective Date, the Debtor shall be deemed to have assumed, pursuant to sections 365 and 1123 of the Bankruptcy Code, the Prepetition Committee Lock-Up Agreement, including the Debtor's indemnification obligations to each of the Debenture Releasees contained therein, and the Debtor's agreements with Hebb & Gitlin and Crossroads Capital Partners to pay professional fees incurred by the Holders of Old Subordinated Debentures who are Debenture Releasees.

B. Claims Based on Rejection of Executory Contracts or Unexpired Leases

  All proofs of claim with respect to Claims (other than LGE Leveraged Lease Claims) arising from the rejection of executory contracts or unexpired leases, if any, must be Filed with the Bankruptcy Court within sixty (60) days after the date of entry of an order of the Bankruptcy Court approving such rejection. Any Claims (other than LGE Leveraged Lease Claims) arising from the rejection of an executory contract or unexpired lease not Filed within such times will be forever barred from assertion against the Debtor or Reorganized Debtor, its estate and property unless otherwise ordered by the Bankruptcy Court or provided in this Plan. All such Claims for which proofs of claim are required to be Filed will be, and will be treated as, General Unsecured Claims subject to the provisions of Article VIII hereof.

C. Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

  Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (1) the amount of any cure payments, (2) the ability of the Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

D. Indemnification of Directors, Officers and Employees

  The obligations of the Debtor to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in the Debtor's constituent documents or by a written agreement with the Debtor or the Delaware General Corporation Law, shall be deemed and treated as executory contracts that are assumed by the Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations shall be treated as General Unsecured Claims, and shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

E. Compensation and Benefit Programs

  Except as otherwise expressly provided hereunder, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtor applicable to its employees, retirees and non-employee directors and the employees and retirees of its subsidiaries, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance plans are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.

                                  ARTICLE VII.

                       PROVISIONS GOVERNING DISTRIBUTIONS

A. Distributions for Claims Allowed as of the Effective Date

  1. Except as otherwise provided in this Article VII or as may be ordered by the Bankruptcy Court, distributions to be made on the Effective Date on account of Claims that are allowed as of the Effective Date and are entitled to receive distributions under the Plan shall be made on the Effective Date. Distributions on account of Claims that become Allowed Claims after the Effective Date shall be made pursuant to Articles VII.C and VIII.C below.

  2. For purposes of determining the accrual of interest or rights in respect of any other payment from and after the Effective Date, the LGE New Restructured Senior Note, the New Debentures, and the New Common Stock to be issued under the Plan shall be deemed issued as of the Effective Date regardless of the date on which they are actually dated, authenticated or distributed; provided, however, that the Reorganized Debtor shall withhold any actual payment until such distribution is made and no interest shall accrue or otherwise be payable on any such withheld amounts.

B. Distributions by the Reorganized Debtor; Distributions with Respect to Debt Securities

  The Reorganized Debtor shall make all distributions required under the Plan. Notwithstanding the provisions of Article V.B above regarding the cancellation of the Old Subordinated Debenture Indenture, the Old Subordinated Debenture Indenture shall continue in effect to the extent necessary to allow the Reorganized Debtor to receive and make distributions pursuant to the Plan on account of the Old Subordinated Debentures. Each indenture trustee providing services related to distributions to the Holders of Allowed Old Subordinated Debenture Claims shall receive, from the Reorganized Debtor, with such approval as the Bankruptcy Court may require, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments shall be made on terms agreed to with the Reorganized Debtor.

C. Delivery and Distributions and Undeliverable or Unclaimed Distributions

  1 Delivery of Distributions in General

  Distributions to Holders of Allowed Claims shall be made at the address of the Holder of such Claim as indicated on records of the Debtor. Except as otherwise provided by the Plan or the Bankruptcy Code with respect to undeliverable distributions, distributions to Holders of Citibank Secured Claims, LGE Claims, and Old

Subordinated Debenture Claims shall be made in accordance with the provisions of the applicable indenture, participation agreement, loan agreement or analogous instrument or agreement, and distributions will be made to Holders of record as of the Distribution Record Date.

  2.  Undeliverable Distributions

  (a) Holding of Undeliverable Distributions. If any Allowed Claim Holder's distribution is returned to Reorganized Debtor as undeliverable, no further distributions shall be made to such Holder unless and until the Reorganized Debtor is notified in writing of such Holder's then-current address. Undeliverable distributions shall remain in the possession of the Reorganized Debtor pursuant to this Article VII.C until such time as a distribution becomes deliverable. Undeliverable cash (including interest and maturities on the New Debentures) shall not be entitled to any interest, dividends or other accruals of any kind.

  (b) After Distributions Become Deliverable. Within 20 days after the end of each calendar quarter following the Effective Date, the Reorganized Debtor shall make all distributions that become deliverable during the preceding calendar quarter.

  (c) Failure to Claim Undeliverable Distributions. The Company will file with the Bankruptcy Court, from time to time, a listing of the Holders of unclaimed distributions. This list will be maintained until the entry of an order and/or final decree concluding the Prepackaged Chapter 11 Case. Any Holder of an Allowed Claim that does not assert a Claim pursuant to the Plan for an undeliverable distribution within five years after the Effective Date shall have its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its property. In such cases: (i) any Cash held for distribution on account of such Claims shall be property of the Reorganized Debtor, free of any restrictions thereon; and (ii) any New Debentures held for distribution on account of such Claims shall be canceled and of no further force or effect. Nothing contained in the Plan shall require the Reorganized Debtor to attempt to locate any Holder of an Allowed Claim.

  (d) Compliance with Tax Requirements. In connection with the Plan, to the extent applicable, the Reorganized Debtor shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements.

D. Distribution Record Date

  As of the close of business on the Distribution Record Date, the transfer register for the Old Subordinated Debentures as maintained by the Debtor, the trustee of the Old Subordinated Debenture Indenture, or their respective agents, shall be closed and the transfer of Old Subordinated Debentures, or any interest therein, will be prohibited. Moreover, the Reorganized Debtor shall have no obligation to recognize the transfer of any Old Subordinated Debentures occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

E. Timing and Calculation of Amounts to be Distributed

  On the Effective Date, each Holder of an Allowed Claim against the Debtor shall receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class. Beginning on the date that is 20 calendar days after the end of the calendar quarter following the Effective Date and 20 calendar days after the end of each calendar quarter thereafter, distributions shall also be made, pursuant to Article VIII.C below, to Holders of Disputed Claims in any such Class whose Claims were allowed during the preceding calendar quarter. Such quarterly distributions shall also be in the full amount that the Plan provides for Allowed Claims in the applicable Class.

F. Minimum Distribution

  The New Debentures will be issued in denominations of $1,000 and integral multiples thereof. No New Debenture will be issued in a denomination of less than $1,000. In the event a Holder of an Allowed Class 5 Claim is entitled to distribution of New Debentures that is not an integral multiple of $1,000, such distribution shall be aggregated by the Company (or its agent), and as soon as practicable after the Effective Date, such interests shall be sold by the Company (or its agent) in a commercially reasonable manner and, upon the completion of such sale, the net proceeds thereof shall be distributed (without interest) pro rata to the Holders of Allowed Class 5 Claims based upon the fraction of New Debentures each such Holder would have been entitled to receive or deemed to hold had the Company issued New Debentures in integral multiples smaller than $1,000, such distribution being in lieu of any other distribution thereon.

G. Setoffs

  The Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and causes of action of any nature that the Debtor or Reorganized Debtor may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or Reorganized Debtor of any such claims, rights and causes of action that the Debtor or Reorganized Debtor may possess against such Holder.

H. Surrender of Canceled Instruments or Securities

  As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim evidenced by the instruments, securities or other documentation canceled pursuant to Article V.B above, the Holder of such Claim shall tender the applicable instruments, securities or other documentation evidencing such Claim to the Reorganized Debtor. Any New Debentures or New Common Stock to be distributed pursuant to the Plan on account of any such Claim shall, pending such surrender, be treated as an undeliverable distribution pursuant to Article VII.C above.

  1. Notes and Debentures

  Each Holder of an Old Subordinated Debenture Claim shall tender its Old Subordinated Debenture relating to such Claim to the Reorganized Debtor in accordance with written instructions to be provided to such Holders by the Reorganized Debtor as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such Old Subordinated Debenture will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Old Subordinated Debentures with a letter of transmittal in accordance with such instructions. All surrendered Old Subordinated Debentures shall be marked as canceled.

  2. Failure to Surrender Canceled Instruments

  Any Holder of Old Subordinated Debentures that fails to surrender or is deemed to have failed to surrender the applicable Old Subordinated Debentures required to be tendered hereunder within five years after the Effective Date shall have its Claim for a distribution pursuant to the Plan on account of such Old Subordinated Debenture discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its respective property. In such cases, any New Debentures held for distribution on account of such Claim shall be disposed of pursuant to the provisions set forth above in Article VII.C.

I. Lost, Stolen, Mutilated or Destroyed Debt Securities

  In addition to any requirements under the Old Subordinated Debenture Indenture, or any related agreement, any Holder of a Claim evidenced by an Old Subordinated Debenture that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Old Subordinated Debenture, deliver to the Reorganized Debtor: (1) evidence satisfactory to the Reorganized Debtor of the loss, theft, mutilation or destruction; and (2) such security or indemnity as may be required by the Reorganized Debtor to hold the Reorganized Debtor harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Allowed Claim. Upon compliance with this Article VII.I by a Holder of a Claim evidenced by an Old Subordinated Debenture, such Holder shall, for all purposes under the Plan, be deemed to have surrendered such note or debenture.

                                 ARTICLE VIII.

                   PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A. Prosecution of Objections to Claims

  After the Confirmation Date, the Debtor and the Reorganized Debtor shall have the exclusive authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims. From and after the Confirmation Date, the Debtor and the Reorganized Debtor may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

B. Estimation of Claims

  The Debtor or the Reorganized Debtor may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor or the Reorganized Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtor or Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

C. Payments and Distributions on Disputed Claims

  Notwithstanding any provision in the Plan to the contrary, except as otherwise agreed by the Reorganized Debtor in its sole discretion, no partial payments and no partial distributions will be made with respect to a Disputed Claim until the resolution of such disputes by settlement or Final Order. Subject to the provisions of this Article VIII.C, as soon as practicable after a Disputed Claim becomes an Allowed Claim, the Holder of such Allowed Claim will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) and a Disputed Claim(s) will receive the appropriate payment or distribution on the Allowed Claim(s), although, except as otherwise agreed by the Reorganized Debtor in its sole discretion, no payment or distribution will be made on the Disputed Claim(s) until such dispute is resolved by settlement or Final Order.

                                  ARTICLE IX.

                     CONDITIONS PRECEDENT TO CONFIRMATION
                         AND CONSUMMATION OF THE PLAN

A. Condition Precedent to Confirmation

  It shall be a condition to Confirmation of the Plan that the following condition shall have been satisfied or waived pursuant to the provisions of
Article IX.C of the Plan: approval of all provisions, terms and conditions of the Prepackaged Plan in the Confirmation Order.

B. Conditions Precedent to Consummation

  It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of
Article IX.C of the Plan:

    1. the Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Prepackaged Chapter 11 Case by the Clerk of the Bankruptcy Court in form and substance acceptable to the Debtor;

    2. the Confirmation Order shall be a Final Order;

    3. a revolving credit facility and letter of credit subfacility shall be available to the Debtor in an amount not less than $150 million and on such terms and conditions as set forth in the Restructuring Agreement;

    4. all conditions precedent to the "Closing," as defined in the Restructuring Agreement, shall have been satisfied or waived pursuant to the terms thereof; and

    5. no more than 5% of the Holders of Claims in Class 5 shall have marked
  Item 5 of the Ballot so as not to consent to Article X.C of the Plan.

C. Waiver of Conditions

  Other than the condition precedent to Consummation set forth in Article IX.B.3, IX.B.4 and IX. B.5, which may not be waived without the consent of LGE, the Debtor, in its sole discretion, may waive any of the conditions to Confirmation of the Plan and/or to Consummation of the Plan set forth in Articles IX.A and IX.B of the Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Plan.

D. Effect of Non-occurrence of Conditions to Consummation

  If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall:
(1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtor; (2) prejudice in any manner the rights of the Debtor, or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtor in any respects.

                                  ARTICLE X.

                  RELEASE, INJUNCTIVE AND RELATED PROVISIONS

A. Subordination

  The classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to this
Article X.A.

B. Limited Releases by the Debtor

  Except as otherwise specifically provided in the Plan, for good and valuable consideration, including, but not limited to, the commitment and obligation of the Investor Releasees to provide the financial support necessary for consummation of the Plan, including the financial accommodations reflected in the LGE New Credit Support, the obligations and undertakings of the Investor Releasees set forth in the Restructuring Agreement, including

LGE's agreement to the treatment of its Claims and Equity Interests as provided in the Plan, and the service of the D&O Releasees to facilitate the expeditious reorganization of the Debtor and the implementation of the restructuring contemplated by the Plan, the Investor Releasees, the D&O Releasees and the Debenture Releasees are released by the Debtor and the Reorganized Debtor and its subsidiaries from any and all claims (as defined in section 101(5) of the Bankruptcy Code), obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Debtor or its subsidiaries would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Equity Interest or other Person or Entity, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date, except in the case of the D&O Releasees, for claims or liabilities (i) in respect of any loan, advance or similar payment by the Debtor or its subsidiaries to any such Person, or (ii) in respect of any contractual obligation owed by such Person to the Debtor or its subsidiaries.

C. Limited Releases by Holder of Claims

  On and after the Effective Date, each Holder of a Claim (i) who has accepted the Plan, (ii) whose Claim is in a Class that has accepted or is deemed to have accepted the Plan pursuant to section 1126 of the Bankruptcy Code, or
(iii) who is entitled to receive a distribution of property under the Plan, other than the Holder of a Claim in Class 5 who signs and returns a timely Ballot and marks Item 5 of the Ballot, shall be deemed to have unconditionally released the Investor Releasees, the D&O Releasees and the Debenture Releasees from any and all claims (as defined in section 101(5) of the Bankruptcy Code), obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person or Entity would have been legally entitled to assert (whether individually or collectively), based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date in any way relating or pertaining to (x) the Debtor or the Reorganized Debtor, (y) the Debtor's Prepackaged Chapter 11 Case, or (z) the negotiation, formulation and preparation of the Plan, the Restructuring Agreement or any related agreements, instruments or other documents.

D. Preservation of Rights of Action

  Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may exclusively enforce any claims, rights and Causes of Action that the Debtor or Estate may hold against any Person or Entity. The Reorganized Debtor may pursue such retained claims, rights or causes of action, as appropriate, in accordance with the best interests of the Reorganized Debtor. On the Effective Date, the Reorganized Debtor shall be deemed to waive and release any claims, rights or Causes of Action arising under sections 544, 547, 548, 549 and 550 of the Bankruptcy Code held by the Reorganized Debtor against any Person or Entity.

E. Exculpation

  The Debtor, the Reorganized Debtor, the Investor Releasees, the D&O Releasees, and the Debenture Releasees and the Committee(s) and their respective members and Professionals (acting in such capacity) shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, including the Restructuring Agreement, or any other act taken or omitted to be taken in connection with the Debtor's Prepackaged Chapter 11 Case; provided, however, that the foregoing provisions of this
Article X.E shall have no effect on the liability of any Person or Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct.

F. Injunction

  From and after the Effective Date, all Persons and Entities are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any claim, obligation, debt, right, Cause of Action, remedy or liability released or to be released pursuant to this Article X; provided, however, that this injunction shall not preclude police or regulatory agencies from fulfilling their statutory duties.

                                  ARTICLE XI.

                           RETENTION OF JURISDICTION

  Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Prepackaged Chapter 11 Case after the Effective Date as legally permissible, including jurisdiction to:

    A. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims;

    B. Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

    C. Resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to Article VI above to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

    D. Ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan, including ruling on any motion Filed pursuant to Article VII;

    E. Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtor that may be pending on the Effective Date;

    F. Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement;

    G. Resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan;

    H. Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation or enforcement of the Plan, except as otherwise provided herein;

    I. Resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article X and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

    J. Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

    K. Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement; and

    L. Enter an order and/or final decree concluding the Prepackaged Chapter 11 Case.

                                 ARTICLE XII.

                           MISCELLANEOUS PROVISIONS

A. Dissolution of Committee(s)

  On the Effective Date, the Committee(s) shall dissolve and members shall be released and discharged from all rights and duties arising from, or related to, the Prepackaged Chapter 11 Case.

B. Payment of Statutory Fees

  All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

C. Discharge of Debtor

  Except as otherwise provided herein or in the LGE New Restructured Senior Note or the New Debentures, (1) the rights afforded in the Plan and the treatment of all Claims and Equity Interests therein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtor and the Debtor in Possession, or any of its assets or properties, (2) on the Effective Date, all such Claims against, and Equity Interests in the Debtor shall be satisfied, discharged and released in full and (3) all Persons and Entities shall be precluded from asserting against the Reorganized Debtor, its successors or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

D. Modification of Plan

  Subject to the limitations contained herein, (1) the Debtor reserves the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (2) after the entry of the Confirmation Order, the Debtor or the Reorganized Debtor, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

E. Revocation of Plan

  The Debtor reserves the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Plan.

F. Successors and Assigns

  The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

G. Reservation of Rights

  Except as expressly set forth herein, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of this Plan, any statement or provision contained herein, or the taking of any action by the Debtor with respect to this Plan shall be or shall be deemed to be an admission or waiver of any rights of the Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

H. Section 1146 Exemption

  Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of any security under the Plan, or the making or delivery of an instrument of transfer under this Plan, may not be taxed under any law imposing a stamp tax or similar tax.

I. Further Assurances

  The Debtor, the Reorganized Debtor, LGE and all Holders of Claims receiving distributions under the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

J. Service of Documents

  Any pleading, notice or other document required by the Plan to be served on or delivered to the Reorganized Debtor shall be sent by first class U.S. mail, postage prepaid to:

      Zenith Electronics Corporation
      1000 Milwaukee Avenue
      Glenview, Illinois 60025-2493
      Attn: General Counsel

    with copies to:

      Kirkland & Ellis
      200 E. Randolph Drive
      Chicago, Illinois 60601
      Attn: James H.M. Sprayregen, Esq.

K. Filing of Additional Documents

  On or before the Effective Date, the Debtor may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

                                          Respectfully Submitted,

                                          Zenith Electronics Corporation

                                          By: _________________________________
                                            Name:
                                            Title:

                                PROJECT ELECTRO

                     Presentation to the Special Committee

                                 April 13, 1999

                            Peter J. Solomon Company

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------

                               Table of Contents

 Tab
 ---
   I. Going Concern Valuation..............................................    4
  II. Business Plan Comparison.............................................    9
 III. One-Time Adjustments.................................................   13
  IV. S-4 Plan Analysis....................................................   16
   V. Liquidation Analysis.................................................   18

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------

                                     TAB 1

Peter J. Solomon Company

                                PROJECT ELECTRO
-------------------------------------------------------------------------------

                           I. Going Concern Analysis

Going Concern Implied Equity Valuation Under S-4 Proposal (4-1-99 Business
Plan)
-------------------------------------------------------------------------------
(Dollars in Millions)

                       Summary Going Concern Valuations

                                                        11-16-98     4-13-99
                                                      Presentation Presentation
                                                      Valuation at Valuation at
                                                       1/1/99 (a)  7/31/99 (b)
                                                      ------------ ------------
Enterprise Value (c).................................    $125.0       $155.0
VSB Technology Value.................................     130.6(d)     153.8(e)
                                                         ======       ======
  Total Value........................................    $255.6       $308.8
Reorganized Electro Debt per LG Proposal
Working Capital Facility.............................    $ 68.2(f)    $ 77.2(g)
Indo Suez............................................      30.0         30.0
Restructured LG Notes (h)............................     118.8        105.1
Subordinated Debentures (h)..........................      40.0         50.0
LGE New Credit Support...............................       0.0          9.2(i)
                                                         ------       ------
  Total..............................................    $257.0       $271.5
Implied Equity of Reorganized Electro................    ($ 1.4)      $ 37.3


-------------------------------------------------------------------------------
(a) Per Electro Business Plan, dated November 12, 1998. Reflected in Electro Board Presentation dated November 16, 1998.
(b) Per Electro Business Plan, dated April 1, 1999.
(c) Business plan adjusted to exclude projected VSB royalties. Enterprise value at 7/31/99 is based on a discounted cash flow analysis utilizing a terminal value derived by applying a multiple to LTM sales and values
    Tuner Patent cash flows separately. Sales multiple based on the low-end of an illustrative comparable company sales multiple range (see Electro Discounted Cash Flow Analysis).
(d) VSB valuation at 1/1/99 assumes a $5.00 PC royalty fee, 25.0% discount rate applied to Domestic royalty fee cash flows, a 40.0% discount rate applied to International (Adopted) royalty fee cash flows and a 55.0% discount rate applied to International (Likely to Adopt) royalty fee cash flows through 2011 and availability of Company NOLs to shelter VSB and operating cash flow. Includes present value of Sony settlement per Electro management.
(e) VSB valuation at 7/31/99 assumes five-twelfths of 1999 royalty fee cash flows and associated costs (run rate), 25.0% discount rate applied to Domestic royalty fee cash flows, a 40.0% discount rate applied to International (Adopted) royalty fee cash flows and a 55.0% discount rate applied to International (Likely to Adopt) royalty fee cash flows through 2011 and availability of Company NOLs to shelter VSB and operating cash flow. Includes present value of Sony settlement per Electro management.
(f) Revolver balance based on average revolver balance for Q-1 1999 ($34.2MM), Q-2 1999 ($63.6MM), Q-3 1999 ($84.2MM) and Q-4 1999 ($90.8MM).
(g) Revolver balance based on average monthly revolver balance for July 31, 1999 to December 31, 1999 ($84.9MM), and the average quarterly balance for Q-1 2000 ($51.9MM) and Q-2 2000 ($94.9MM).
(h) Does not reflect accruals of unpaid interest, if any. Assumes par value. Market value may be lower.
(i) Revolver balance based on average monthly revolver for July 31, 1999 to December 31, 1999 ($3.1MM), and the average quarterly balance for Q-1 2000 ($0.0MM) and Q-2 2000 ($24.4MM).

Peter J. Solomon Company

                                PROJECT ELECTRO

                           I. Going Concern Analysis

Electro Discounted Cash Flow Analysis (Value at July 31, 1999)
-------------------------------------------------------------------------------
(Dollars in Millions)

 Excludes VSB and Tuner Patent Income and Costs & Expenses (a)

                                    Projected Fiscal Year Ended December
                                                     31,
                                    -------------------------------------------
                                    1999(b)   2000     2001     2002     2003
                                    -------  ------   ------   ------  --------
Net Revenue........................ $502.8   $889.3   $935.1   $987.6  $1,018.3
 --% Growth........................    --      76.9%     5.2%     5.6%      3.1%
Gross Margin %.....................   10.9%     9.3%    11.0%    10.8%     11.3%
EBITDA.............................    3.9    (16.8)     4.9     10.6      20.9
 --% of Revenues...................    0.8%    (1.9%)    0.5%     1.1%      2.1%
EBIT...............................    1.1    (21.6)     0.1      5.8      16.0
 --% of Sales......................    0.2%    (2.4%)   (0.0%)    0.6%      1.6%
AMT................................    0.0      0.0      0.0      0.1       0.3
                                    ------   ------   ------   ------  --------
Tax-Adjusted EBIT..................    1.1    (21.6)     0.1      5.7      15.7
Depreciation and Amortization......    2.8      4.7      4.8      4.8       4.8
Capital Expenditures (a)...........   (5.0)    (4.5)    (4.5)    (4.5)     (4.5)
Change in Working Capital..........    2.8     13.6    (13.2)     1.3      (3.7)
Proceeds from Asset Sales..........    4.2      0.0      0.0      0.0       0.0
Restructuring Payments.............  (17.5)    (7.1)     0.0      0.0       0.0
                                    ------   ------   ------   ------  --------
Free Cash Flow..................... ($11.6)  ($14.8)  ($12.8)  $  7.3  $   12.4
                                    ======   ======   ======   ======  ========
   Growth in Free Cash Flow........     NM       NM       NM       NM        70%

Illustrative Sales
Multiple (c)                     14.0%                   17.5%                   21.0%

Discount Rate...........   12.0%   14.0%   16.0%   12.0%   14.0%   16.0%   12.0%   14.0%   16.0%
                             --------------------------------------------------------------------
Present Value of Free
 Cash Flow (d)..........  ($21.0) ($21.0) ($21.1) ($21.0) ($21.0) ($21.1) ($21.0) ($21.0) ($21.1)
Present Value of
 Terminal Value (d).....    86.4    79.9    74.0   108.0    99.9    92.5   129.6   119.9   111.0
                          ------  ------  ------  ------  ------  ------  ------  ------  ------
Total Terminal Value &
 Free Cash Flow Value...  $ 65.4  $ 58.9  $ 53.0  $ 87.0  $ 78.9  $ 71.5  $108.6  $ 98.8  $ 90.0

Discount Rate...........   18.0%   20.0%   22.0%   18.0%   20.0%   22.0%   18.0%   20.0%   22.0%
                             --------------------------------------------------------------------
Present Value of Tuner
 Patent (e).............  $ 63.5  $ 61.2  $ 59.1  $ 63.5  $ 61.2  $ 59.1  $ 63.5  $ 61.2  $ 59.1

Total Enterprise Value..  $128.9  $120.1  $112.1  $150.5  $140.1  $130.6  $172.1  $160.1  $149.1

                             Projected Fiscal Year Ended
                                     December 31,               Net Present Value
                           -----------------------------------  of Tuner Patent @
                           1999 (h) 2000   2001   2002   2003          (d)
                           -------- -----  -----  -----  -----  -----------------
  Tuner Patent Cash Flows
                      (a)   $10.4   $25.0  $25.0  $22.0  $11.0  18.0% 20.0% 22.0%
                                                                ----- ----- -----
   Tuner Patent Costs and
             Expenses (f)    (0.1)   (0.2)  (0.2)  (0.2)  (0.2) $63.5 $61.2 $59.1
    Assumed Reduction (g)     0.0     0.0    0.0   (3.0)  (1.5)
                            -----   -----  -----  -----  -----
  Tuner Patent Cash Flows
   (incl. reductions) (e)   $10.3   $24.8  $24.8  $21.8  $10.8

-------------------------------------------------------------------------------
Source: Electro 1998-2003 Business Plan dated April 1, 1999.
(a) Cash flow analysis excludes VSB and Tuner Patent income and certain R&D/engineering costs associated with these technology patents. VSB related costs include Licensing, Advanced Product Development,
    Transmission Technology, Broadcast Technology, Technology Adoption,
    Digital Business Development, Legal and R&D and Engineering. A percentage of projected VSB costs is assumed to be capital expenditures associated with maintenance/continuing development of the technology Electro EBIT includes approximately $2.0MM a year in royalties related to the use of the Zenith trademark and name deemed to be recurring, $1.5MM in international royalty income for Mexican and Canadian LG products and income from ELO Touch and other Accessories. Valuation assumes no D&A associated with VSB or Tuner Patent.
(b) 1999 figures represent only the last five months of 1999.
(c) Illustrative LTM sales multiple range is based on the lowest comparable company discounted at 50.0%-66.6%.
(d) Present value at 7/31/99.
(e) Assumes Tuner Patent expires June 30, 2003 and a successful defense of patent in current litigation.
(f) Per Electro management.
(g) Assumed reduction Per Electro Management. Reflects settlement with Sony.
(h) Represents five-twelfths of 1999 Tuner Patent cash flows and associated costs and expenses (run rate).

-------------------------------------------------------------------------------

Peter J. Solomon Company

                                PROJECT ELECTRO
-------------------------------------------------------------------------------

                           I. Going Concern Analysis

VSB Valuation at 7/31/99
-------------------------------------------------------------------------------
(Dollars in millions)

                  1996 1997 1998 1999(a) 2000  2001  2002  2003  2004  2005  2006  2007   2008   2009   2010    2011
                  ---- ---- ---- ------- ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
 Domestic
Aggregate         0.0  0.0  0.0    0.9    6.1  14.3  26.6  35.5  43.8  57.8  78.6  102.9  119.2  147.5  176.8   181.6
Royalty Income..
VSB Associated                                                                      (2.7)                        (2.7)
Costs(b)........  0.0  0.0  0.0   (3.3)  (8.0) (8.0) (8.0) (8.0) (5.6) (3.9) (2.7)         (2.7)  (2.7)  (2.7)
                  ---  ---  ---   ----   ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
Net Royalty                                                                        100.2
Income..........  0.0  0.0  0.0   (2.4)  (1.9)  6.3  18.6  27.5  38.2  53.9  75.9         116.5  144.8  174.1   178.9
Unsheltered                                                                          0.0
Earnings........  0.0  0.0  0.0    0.0    0.0   0.0   0.0   0.0   0.0   0.0   0.0          89.5  117.8  147.1   178.9
AMT Due(c)......  0.0  0.0  0.0    0.0    0.0   0.1   0.4   0.5   0.8   1.1   1.5    2.0   26.8   44.8   55.9    68.0
                  ---  ---  ---   ----   ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
Net VSB Royalty                                                                     98.2
Income..........  0.0  0.0  0.0   (2.4)  (1.9)  6.1  18.2  26.9  37.5  52.8  74.4          89.6  100.0  118.2   110.9

 International Adopted
Aggregate         0.0  0.0  0.0    0.2    2.3   7.3  17.0  31.9  35.9  40.6  46.2   52.4   59.7   83.0   92.5   100.5
Royalty Income..
VSB Associated    0.0  0.0  0.0   (0.3)  (2.1) (2.1) (2.1) (2.1) (1.5) (1.0) (0.7)  (0.7)  (0.7)  (0.7)  (0.7)   (0.7)
Costs(b)........
Witholding(d)...  0.0  0.0  0.0    0.0   (0.0) (0.6) (1.6) (3.3) (3.8) (4.4) (5.0)  (5.7)  (6.5)  (9.0) (10.1)  (11.0)
                  ---  ---  ---   ----   ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
Net Royalty       0.0  0.0  0.0   (0.1)   0.2   4.6  13.3  26.5  30.7  35.2  40.4   46.0   52.5   73.2   81.6    88.8
Income..........
Unsheltered       0.0  0.0  0.0    0.0    0.0   0.0   0.0   0.0   0.0   0.0   0.0    0.0   52.5   73.2   81.6    88.8
Earnings........
AMT Due(c)......  0.0  0.0  0.0    0.0    0.0   0.1   0.3   0.5   0.6   0.7   0.8    0.9   15.7   27.8   31.0    33.7
                  ---  ---  ---   ----   ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
Net VSB Royalty   0.0  0.0  0.0   (0.1)   0.2   4.5  13.0  26.0  30.0  34.5  39.6   45.1   36.7  45.4    50.6    55.0
Income..........

 International Likely to Adopt
Aggregate         0.0  0.0  0.0    0.0    0.0   2.9   7.7  33.1  40.0  48.6  59.2   72.4   88.8  120.0  148.2   183.7
Royalty Income..
VSB Associated    0.0  0.0  0.0   (0.5)  (3.2) (3.2) (3.2) (3.2) (2.2) (1.6) (1.1)  (1.1)  (1.1)  (1.1)  (1.1)   (1.1)
Costs(b)........
Witholding(d)...  0.0  0.0  0.0    0.0    0.0   0.0  (0.5) (3.3) (4.2) (5.2) (6.4)  (7.8)  (9.6) (13.1) (16.2)  (20.1)
                  ---  ---  ---   ----   ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
Net Royalty       0.0  0.0  0.0   (0.5)  (3.2) (0.3)  4.0  26.6  33.6  41.8  51.7   63.4   78.0  105.8  130.9   162.5
Income..........
Unsheltered       0.0  0.0  0.0    0.0    0.0   0.0   0.0   0.0   0.0   0.0   0.0   56.1   78.0  105.8  130.9   162.5
Earnings........
AMT Due(c)......  0.0  0.0  0.0    0.0    0.0  (0.0)  0.1   0.5   0.7   0.8   1.0   14.0   23.4   40.2   49.7    61.7
                  ---  ---  ---   ----   ----  ----  ----  ----  ----  ----  ----  -----  -----  -----  -----  ------
Net VSB Royalty   0.0  0.0  0.0   (0.5)  (3.2) (0.3)  3.9  26.1  33.0  41.0  50.7   49.4   54.6   65.6   81.2   100.7
Income..........

-------------------------------------------------------------------------------
(a) 1999 VSB royalty fee cash flows and associated expenses represent five-twelfths of aggregate 1999 royalty fee cash flows and associated expenses (run rate).
(b) Per Electro Management. Costs include Licensing, Advanced Product Development, Transmission Technology, Broadcast Technology, Technology Adoption, Digital Business Development, Legal and R&D and Engineering and Capital Expenditures. VSB costs are assumed to decrease by 30% in 2004, 2005 and 2006 and remain constant thereafter. In 1999 approximately 80.0% of the costs of VSB are allocated to Domestic VSB and 20.0% of the costs of VSB are allocated to International VSB. In years beyond 1999, 60.0% of the costs of VSB are allocated to Domestic VSB and 40.0% are allocated to International VSB. In all years, 40.0% of the International VSB costs are allocated to International Adopted countries and 60.0% are allocated to International Likely to Adopt countries.
(c) Per guidance from Arthur Andersen, the Valuation assumes the Company pays an AMT in the years after 2000. In the years in which the Company has available NOLs, it pays an effective AMT of 2.0%. In the years in which there is no available NOL, the Valuation assumes the Company pays an AMT adjusted, effective tax rate of 25.0% in 2007, 30.0% in 2008 and 38.0% thereafter. The Valuation assumes no foreign tax credits, but treats assumed foreign witholding as a deduction.
(d) The foreign witholding tax rate is equal to the weighted average of the countries' treaty defined witholding rates (approximately 11%). For those countries where there is no treaty defined rate, the country's internal witholding rate was used. Assumed witholding rates per Arthur Andersen.

Peter J. Solomon Company

                                PROJECT ELECTRO
-------------------------------------------------------------------------------

                           I. Going Concern Analysis
                        ----------

VSB Valuation at 7/31/99
-------------------------------------------------------------------------------
(Dollars in millions)

                  1996 1997  1998     1999    2000    2001    2002    2003    2004     2005    2006     2007     2008    2009
                  ---- ---- -------  ------  ------  ------  ------  ------  -------  ------  -------  -------  ------  ------
Calculation of
Remaining
NOLs(a)
----------------
Pre-LG NOLs
(Year-End)(b)...            $481.0   $481.0  $481.0  $476.0  $444.3  $368.0  $ 265.5  $211.0  $ 184.0  $ 157.0  $130.0  $103.0
Utilizable
Beginning.......  27.0 54.0   81.0    108.0   135.0   162.0   184.0   179.3    130.0    54.5     27.0     27.0    27.0    27.0
Pre-LG NOLs
Utilized........   0.0  0.0    0.0      0.0     0.0    (5.0)  (31.8)  (76.2)  (102.5)  (54.5)   (27.0)   (27.0)  (27.0)  (27.0)
                  ---- ---- ------   ------  ------  ------  ------  ------  -------  ------  -------  -------  ------  ------
Utilizable End..  27.0 54.0   81.0    108.0   135.0   157.0   152.3   103.0     27.5     0.0      0.0      0.0     0.0     0.0
Post LG NOL
(beginning).....            $319.2   $461.8  $313.9  $344.0  $344.0  $344.0  $ 344.0  $344.0  $ 267.5  $ 126.5  $  0.0  $  0.0
Post LG NOL
Utilized........               0.0      0.0     0.0     0.0     0.0     0.0      0.0   (76.5)  (141.0)  (126.5)    0.0     0.0
NOL
Generated(c)....             142.6   (147.9)   30.1     0.0     0.0     0.0      0.0     0.0      0.0      0.0     0.0     0.0
                            ------   ------  ------  ------  ------  ------  -------  ------  -------  -------  ------  ------
Post LG NOL
(ending)........            $461.8   $313.9  $344.0  $344.0  $344.0  $344.0  $ 344.0  $267.5  $ 126.5  $   0.0  $  0.0  $  0.0
                  2010   2011
                  ------ ----
Calculation of
Remaining
NOLs(a)
-----------------
Pre-LG NOLs
(Year-End)(b)...  $76.0  $0.0
Utilizable
Beginning.......   27.0   0.0
Pre-LG NOLs
Utilized........  (27.0)  0.0
                  ------ ----
Utilizable End..    0.0   0.0
Post LG NOL
(beginning).....  $ 0.0  $0.0
Post LG NOL
Utilized........    0.0   0.0
NOL
Generated(c)....    0.0   0.0
                  ------ ----
Post LG NOL
(ending)........  $ 0.0  $0.0


1999 Net Income(d)........  ( 14.8)
Cancellation of Debt
Income(e).................   162.7
                            ------
1999 NOL..................  (147.9)
1999 Net Income(d)........
Cancellation of Debt
Income(e).................
1999 NOL..................


 Net Income Adjusted for    2000(a)   2001    2002    2003
           VSB              -------  ------  ------  ------
Business Plan EBIT........  $  1.8   $ 31.7  $ 46.7  $ 54.8
Domestic VSB Income (net
of costs).................    (1.9)     6.3    18.6    27.5
                            ------   ------  ------  ------
Business Plan EBIT (Excl.
VSB)......................     3.7     25.4    28.1    27.3
EBIT Differential.........     1.9     (6.3)  (18.6)  (27.5)
                            ------   ------  ------  ------
Incremental Debt..........    (4.4)     1.9    20.5    48.0
Incremental Interest
Expense (Income) @ 9.5%...    (0.3)    (0.2)    0.6     2.2
Business Plan Net
Income....................  ($27.4)  $  0.5  $ 15.0  $ 25.3
                            ------   ------  ------  ------
New Net Income (Excl.
VSB)......................   (25.1)    (5.6)   (4.1)   (4.4)
                            ===============================
    Calculation of NOL
New Net Income (Excl.
VSB)......................   (25.1)    (5.6)   (4.1)   (4.4)
Net VSB royalty(g)........    (5.0)    10.6    35.9    80.6
                            ------   ------  ------  ------
Total Net Income..........   (30.1)     5.0    31.8    76.2
NOL
(Generated)/Utilized......   (30.1)     5.0    3.18    76.2
 Net Income Adjusted for
           VSB
Business Plan EBIT........
Domestic VSB Income (net
of costs).................
Business Plan EBIT (Excl.
VSB)......................
EBIT Differential.........
Incremental Debt..........
Incremental Interest
Expense (Income) @ 9.5%...
Business Plan Net
Income....................
New Net Income (Excl.
VSB)......................
    Calculation of NOL
New Net Income (Excl.
VSB)......................
Net VSB royalty(g)........
Total Net Income..........
NOL
(Generated)/Utilized......


                                   Total
                                  Present
                                   Value
                                     of           Net Present Value of
                                    VSB         Domestic VSB Technology @
                                 Technology    ------------------------------
                                 $153.8(f)
                                               25.0%    30.0%   35.0%   40.0%
                                               ------   -----   -----   -----
                                               $108.5   $80.2   $60.4   $46.4

                                                  Net Present Value of
                                                   Int'l (Adopted) VSB
                                                      Technology @
                                               ------------------------------
                                               35.0%    40.0%   45.0%   50.0%
                                               ------   -----   -----   -----
                                               $39.7    $31.6   $25.5   $20.9

                                                  Net Present Value of
                                               Int'l (Likely to Adopt) VSB
                                                      Technology @
                                               ------------------------------
                                                45%      50%     55%     60%
                                               ------   -----   -----   -----
                                               $22.5    $17.5   $13.7   $10.8

-------------------------------------------------------------------------------
(a) Assumes that after 2003 NOLs are used exclusively to shelter VSB income.
(b) Source: Electro 1997 10-K. Utilizable at a maximum rate of $27MM per year up until 2010.
(c) NOL generated in 1998 per Arthur Andersen.
(d) 1999 Net Income reflects full year 1999. Per Electro Business Plan dated April 1, 1999.
(e) Based on Arthur Andersen analysis and an assumed implied equity value of reorganized Electro.
(f) Assumes a 25.0% discount rate for Domestic VSB royalty fee income cash flow, a 40.0% discount rate for International (Adopted) VSB royalty fee income cash flows and a 55.0% discount rate for International (Likely to Adopt) VSB royalty fee income cash flows. Includes only five-twelfths of 1999 royalty fee income (run rate). Present value at 7/31/99.
(g) Represents aggregate Net VSB royalty after costs and before AMT for both Domestic and International VSB revenue streams.

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------

                                     TAB II

Peter J. Solomon Company                                                 4/13/99

                                PROJECT ELECTRO
--------------------------------------------------------------------------------

                          II. Business Plan Comparison
                             (Dollars in Millions)

                                                  Projected
                         Business  -------------------------------------------
                         Plan Date  1999     2000    2001     2002      2003
                         --------- -------  ------  ------  --------  --------
Income Statement Items

Sales...................     4/1   $ 969.5  $889.3  $935.1  $  987.6  $1,018.3
                           11/12     876.1   889.3   935.1     987.6   1,018.3
                                   -------  ------  ------  --------  --------
  Difference (4/1 vs.
   11/12)...............           $  93.4  $  0.0  $  0.0  $    0.0  $    0.0
                                   =======  ======  ======  ========  ========

Gross Margin............     4/1   $ 107.2  $ 82.9  $102.9  $  106.9  $  115.3
                           11/12      74.0    81.7    97.4     106.9     115.3
                                   -------  ------  ------  --------  --------
  Difference (4/1 vs.
   11/12)...............           $  33.2  $  1.2  $  5.5  $    0.0  $    0.0
                                   =======  ======  ======  ========  ========

Selling, General &
 Administrative.........     4/1   $ 124.8  $ 99.5  $ 99.0  $   98.5  $   98.0
                           11/12     105.9    96.0    95.5      95.0      94.5
                                   -------  ------  ------  --------  --------
  Difference (4/1 vs.
   11/12)...............           $  18.9  $  3.5  $  3.5  $    3.5  $    3.5
                                   =======  ======  ======  ========  ========

Engineering and R&D.....     4/1   $  32.6  $  8.7  $  8.1  $    7.5  $    7.0
                           11/12      11.2     8.7     8.1       7.5       7.0
                                   -------  ------  ------  --------  --------
  Difference (4/1 vs.
   11/12)...............           $  21.4  $  0.0  $  0.0  $    0.0  $    0.0
                                   =======  ======  ======  ========  ========

Operating Income........     4/1   ($ 50.3) ($25.3) ($ 4.2) $    0.9  $   10.3
                           11/12     (43.1)  (23.0)   (6.2)      4.4      13.8
                                   -------  ------  ------  --------  --------
  Difference (4/1 vs.
   11/12)...............           ($  7.2) ($ 2.3) $  2.0  ($   3.5)     (3.5)
                                   =======  ======  ======  ========  ========

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------

                          II. Business Plan Comparison
                             (Dollars in Millions)

                                                 Projected
                           Business  -------------------------------------
                           Plan Date  1999    2000    2001   2002    2003
                           --------- ------  ------  ------ ------  ------
Income Statement Items
 (cont'd)

Royalty Income...........      4/1   $  6.2  $  5.2   $5.8  $ 6.4   $ 7.2
                             11/12      4.7     5.2    5.8    6.4     7.2
                                     ------  ------   ----  -----   -----
  Difference (4/1 vs.
   11/12)................            $  1.5  $  0.0   $0.0  $ 0.0   $ 0.0
                                     ======  ======   ====  =====   =====
Other Expense (Income) ..      4/1   ($ 5.4) ($ 1.5)  $1.5  $ 1.5   $ 1.5
                             11/12     (2.3)    1.5    1.5    1.5     1.5
                                     ------  ------   ----  -----   -----
  Difference (4/1 vs.
   11/12)................            ($ 3.1) $  0.0   $0.0  $ 0.0   $ 0.0
                                     ======  ======   ====  =====   =====
EBIT.....................      4/1   ($38.8) ($21.6)  $0.1  $ 5.8   $16.0
                             11/12    (36.2)  (19.3)  (1.9)  (9.3)   19.4
                                     ------  ------   ----  -----   -----
  Difference (4/1 vs.
   11/12)................            ($ 2.6) ($ 2.3)  $2.0  ($3.5)   (3.4)
                                     ======  ======   ====  =====   =====

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------
                          II. Business Plan Comparison
                             (Dollars in Millions)

  Cash Flow Items
                                               FY Ended December 31,
                                                     Projected
                               Business  --------------------------------------
                               Plan Date  1999     2000    2001    2002   2003
                               --------- -------  ------  ------  ------  -----
Depreciation & Amortization..      4/1   $   7.0  $  4.7  $  4.8  $  4.8  $ 4.8
                                 11/12       6.1     3.2     3.6     3.9    4.2
                                         -------  ------  ------  ------  -----
  Difference (4/1 vs.
   11/12)....................            $   0.9  $  1.5  $  1.2  $  0.9  $ 0.6
                                         =======  ======  ======  ======  =====
Capital Expenditures.........      4/1   ($ 23.5) ($ 4.5) ($ 4.5) ($ 4.5) ($4.5)
                                 11/12      (4.9)   (4.5)   (4.5)   (4.5)  (4.5)
                                         -------  ------  ------  ------  -----
  Difference (4/1 vs.
   11/12)....................            ($ 18.6) $  0.0  $  0.0  $  0.0  $ 0.0
                                         =======  ======  ======  ======  =====
Change in Net Working
 Capital.....................      4/1   ($ 27.9) $ 13.6  ($13.2) $  1.3  ($3.7)
                                 11/12      10.7    17.0   (13.1)   (3.3)  (5.7)
                                         -------  ------  ------  ------  -----
  Difference (4/1 vs.
   11/12)....................            ($ 38.6) ($ 3.4) ($ 0.1) $  4.6  $ 2.0
                                         =======  ======  ======  ======  =====
Proceeds From Asset Sales....      4/1   $ 100.6  $  0.0  $  0.0  $  0.0  $ 0.0
                                 11/12      47.9     0.0     0.0     0.0    0.0
                                         -------  ------  ------  ------  -----
  Difference (4/1 vs.
   11/12)....................            $  52.7  $  0.0  $  0.0  $  0.0  $ 0.0
                                         =======  ======  ======  ======  =====
Restructuring Costs..........      4/1   ($ 64.5) ($ 7.1) $  0.0  $  0.0  $ 0.0
                                 11/12     (55.5)   (2.4)    0.0     0.0    0.0
                                         -------  ------  ------  ------  -----
  Difference (4/1 vs.
   11/12)....................            ($  9.0) ($ 4.7) $  0.0  $  0.0  $ 0.0
                                         =======  ======  ======  ======  =====
Taxes........................      4/1   $   0.0  $  0.0  $  0.0  $  0.1  $ 0.3
                                 11/12       0.0     0.0     0.0     0.2    0.4
                                         -------  ------  ------  ------  -----
  Selling, General &
   Administrative............            $   0.0  $  0.0  $  0.0  ($ 0.1) ($0.1)
                                         =======  ======  ======  ======  =====
Free Cash Flow (a)...........      4/1   ($ 47.1) ($14.8) ($12.8) $  7.3  $12.4
                                 11/12     (31.9)   (6.0)  (15.9)    5.2   13.0
                                         -------  ------  ------  ------  -----
  Difference (4/1 vs.
   11/12)....................            ($ 15.2) ($ 8.9) $  3.1  $  2.1  ($0.6)
                                         =======  ======  ======  ======  =====

--------
(a) Free cash flow defined as EBIT plus all cash flow items.

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------
                                    TAB III


Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------
                           III. One-Time Adjustments

                                       Going Concern Value Adjustment
                                       ------------------------------
 Illustrative Sales Multiple The increase in the illustrative sales multiple reflects the increase in the valuation of the
                             comparable companies from October 29, 1998 to
                             April 4, 1999.
 Valuation Date              April 13, 1999 Valuations as of July 31, 1999.
                             November 16, 1998 Valuation as of January 1, 1999.
                             This timing differential accounts for a
                             significant portion of the increase in VSB
                             Technology Value due to ascending projected VSB
                             revenues.
 Discount Period             Business plan projection period remains through
                             year end 2003. Accordingly, April 13, 1999
                             Valuation terminal value and intervening years'
                             free cash flow discounted for four and five-
                             twelfths years. The November 16, 1998 Valuation
                             discounted for five years.
 Subordinated Debentures     April 13, 1999 Valuation reflects recently
                             executed agreement with Ad Hoc Committee of
                             Subordinated Debenture Holders providing for a
                             distribution of new securities with a face amount
                             of $50.0MM
 1999 Projections            April 13, 1999 Valuation based on Electro
                             Management business plan dated April 1, 1999
                             utilizes last five months of 1999. November 16,
                             1998 Valuation based on Electro Management
                             business plan dated November 12, 1998 utilized
                             full year 1999 figures.
 Asset Sales                 April 13, 1999 Valuation assumes that only Melrose
                             Park Building and Matamoros equipment will be
                             available for sale at July 31, 1999.

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------
                           III. One-Time Adjustments

                              Liquidation Analysis Value Adjustment
                              -------------------------------------
 Sale of Domestic Real Estate April 13, 1999 Valuation includes only Melrose
                              Park building in Domestic Real Estate. McAllen
                              and Franklin Park will be sold prior to July 31,
                              1999. November 16, 1998 Valuation included all
                              three properties in liquidation analysis.
 Sale of Domestic F,F&E       April 13, 1999 Valuation assumes Domestic
                              Furniture, Fixture and Equipment will be sold
                              prior to July 31, 1999. The November 16, 1998
                              Valuation assumed that F,F&E at Franklin Park,
                              Glenview, Microcircuits and Melrose Park would be
                              available for sale at the liquidation date of
                              January 1, 1999.
 Sale of Mexican Real Estate  April 13, 1999 Valuation assumes only Reynosa will be available for liquidation. The November
                              16, 1998 Valuation assumed that Juarez,
                              Matamoros, and Reynosa would be available for
                              sale.
 Sale of Mexican F,F&E        April 13, 1999 Valuation assumes that only
                              Matamoros and Reynosa Furniture, Fixture, and
                              Equipment will be available for liquidation at
                              7/31/99.
 Restructured LG Notes        The Restructured LG Note amount is presented net
                              of the proceeds projected to be realized prior to
                              the Valuation date from the sale of the Leveraged
                              Lease Equipment.

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------
                                     TAB IV


Peter J. Solomon Company

                                PROJECT ELECTRO
-------------------------------------------------------------------------------

                           IV. S-4 Proposal Analysis

Analysis of S-4 Proposal (Based on 4-1-99 Business Plan)
-------------------------------------------------------------------------------

                         Estimated
                           Claim
                          Amount
                          7/31/99        Proposed Treatment Under S-4 Proposal          $ Recovery     % Recovery
                         ---------       -------------------------------------          ----------     ----------
Citibank Secured Debt
 (a)....................  $ 77.2                        $150.0                                   $77.2   100.0%
LG Claims and Interests
 Secured
                    --------
 Secured Guarantee of
  Demand Notes..........    72.0
 Secured Guarantee of
  Leveraged Lease (b)...    19.0
 Direct Loans...........    45.0
                          ------
                                                  --------
   Subtotal.............  $136.0   Exchanged for (i) $105.1MM in restructured                  Secured   100.0%
Senior Unsecured                   Notes (c), (ii) 100.0% of the equity of                  $182.8 (d)
 LG Extended Payable....   140.0   reorganized Zenith, (iii) ownership of             Senior Unsecured    33.4%
General Unsecured                  Reynosa plant ($32.4MM credit against claims),
 Leveraged Lease                   (iv) $8.0 in leverage lease equipment retained by
  Deficiency Claim......    57.4   LG and (v) general release.                       General Unsecured     0.0%
                                                  --------
 Service Fees...........    10.5
 Guarantee Fees.........     1.6
                          ------
   Subtotal.............    69.5
                          ------
 Total LG Claims........  $345.5
                    --------
 General Unsecured
  Claims
                    --------
 General Unsecured
  (Trade)...............    61.9   Unimpaired.......................................             $61.9   100.0%
 General Unsecured
  (Accruals)............   121.5                                                                $121.5   100.0%
                    --------
 Indo Suez..............    30.0   Modified Terms...................................             $30.0   100.0%
 6 1/4 Subordinated
  Convertible                      $50.0 million new 8.19% subordinated
  Debentures (f)........   108.9    debentures due 2009.............................          $50.0(e)    45.9%
 Common Equity..........      NA   Cancelled........................................

-------------------------------------------------------------------------------
(a) S-4 Proposal assumes $150.0 million working capital facility.
(b) Represents that portion of LGE's Leveraged Lease Claim secured by the Philips Proceeds and Leveraged Lease Equipment. Per Electro Management.
(c) Assumes treatment of Indo Suez obligations consistent with other guaranteed demand obligations. Trading value may be lower.
(d) Excludes value of release, if any. Assumes an equity value of $37.3 million at 7/31/99.
(e) Assumes face value. Trading value may be lower.
(f) Principal amount plus assumed accrued interest at 7/31/99.

Peter J. Solomon Company

                                PROJECT ELECTRO
--------------------------------------------------------------------------------

                                     TAB V

Peter J. Solomon Company

                                PROJECT ELECTRO
-------------------------------------------------------------------------------

                            V. Liquidation Analysis

-------------------------------------------------------------------------------
(Dollars in Millions)

                                Estimated                Estimated
                                Value at               Asset Recovery
                               7/31/99 (a)            From Liquidation
                               -----------            ----------------
ASSETS
Marketable Assets
  VSB Technology (tax-
   affected) (b)..............                             $ 42.6
  Trademark & Distribution
   (c)........................                               19.7
  Tuner Patent (d)............                               35.0
  Other Intangibles (e).......                                0.7
  Flat Tension Mask (e).......             Estimated          2.1
                                           % Recovery
Current Assets                             ----------
  Cash........................   $  0.0        100.0%         0.0
  Accounts Receivable (f).....    128.9         65.0%        83.8
  Inventories (g).............
    Finished Goods............     64.5         75.0%        48.3
  Less: Warranty (i)..........                               (0.8)
                                                           ------
    Net Finished Goods........                               47.5
    Work in Process...........     10.6          5.0%         0.5
    Raw Materials.............     24.7         20.0%         4.9
Fixed Assets
  Real Estate (h).............
    Domestic..................                                1.6
    Mexican (j)...............                                0.0
  Furniture, Fixture and
   Equipment (h)..............
    Domestic..................                                3.4
    Mexican (j)...............                                8.1
                                                           ------
      Gross Asset Recovery....                             $249.9
                                                           ======

-------------------------------------------------------------------------------
Note: Excludes "Other Assets" which represents the book gain on sale of certain assets.
(a) All estimated values subject to substantial due diligence and review.
(b) Represents present value discounted to 7/31/99. Assumes 38.0% tax rate. Value assumes a 35.0% discount rate for Domestic VSB, a 50% discount rate for International (Adopted) VSB and zero value for International (Likely to Adopt VSB) and royalty rates lower than the Company base case. Reflects decrease in income related to Sony and cross licenses.
(c) Assumes liquidation will result in a 50.0% decrease in market share to 5.0%, a 2.0% market share contraction, a 25 million domestic television market, a $300/television unit price, and a discount rate equal to the historical weighted average cost of capital of the comparable companies of 12.0% and an incremental tax rate of 38.0% also includes a reduction of $24.7 million in warranty expenses discounted over 8 quarters at 12.0%.
(d) Tuner Patent cash flows are net of cost and expenses associated with them and assume settlement with Sony. Cash flows are tax affected at 38.0% and are discounted at 25.0%. Represents present value at 7/31/99. 1999 cash flows and associated expenses represent a 5 month run rate.
(e) Per Company senior patent counsel. Other intangibles relates primarily to touch-screen technology. Represents 50.0% of management's estimate of fair market value.
(f) Excludes receivables on account of sale of equipment to Philips.
(g) Estimated value at 7/31/99 net of reserves per Electro management.
(h) Estimated value at 7/31/99 per Greenwich Industrial Services.
(i) Per Electro management. Payment assumed to be necessary to achieve liquidation value. Includes future warranty claims associated with net finished goods in inventory.
(j) Mexican real estate and furniture, fixture and equipment have been reduced by $23.4MM in Mexican Priority claims associated with Reynosa, per Electro management. Claims include Employee Claims ($11.2MM), Transfer Price Tax ($8.3MM), Profit Sharing Tax ($2.2MM), Employee Taxes ($0.7MM), Income Taxes ($0.8MM), and Proceeding Expenses ($0.1MM). Real estate has been reduced first.

Peter J. Solomon Company

                                PROJECT ELECTRO
-------------------------------------------------------------------------------

                            V. Liquidation Analysis

-------------------------------------------------------------------------------
(Dollars in Millions)

Gross Asset Recovery..............................           $249.9
Less: Liquidation Expenses, & Administrative and
 Priority Tax Claims
Administrative Costs
--------------------
  Professional Fees (a)...........................           $ 24.0
  Corporate Overhead (b)..........................             24.8
  Trustee Fees (c)................................              4.9
  Brokerage Fees (d)..............................              8.2
  Wind Down Costs (e).............................              6.8
  WARN Act (b)....................................             10.4
  Environmental (b)...............................              6.8
                                                             ------
    Subtotal......................................             85.9
                                                             ------
Aggregate Net Proceeds............................           $164.0
Liquidation Proceeds Available for Distrbution
 (f)..............................................           $123.2
                                                   Claim            % Recovery
                                                   ------           ----------
Secured Debt
  Citibank........................................ $ 73.1(g) $ 73.1   100.0%
Proceeds available for secured creditors after
 Citibank.........................................           $ 50.1
  LG Guarantee of Demand Notes....................  102.0      33.4    32.7%
  LG Guarantee of Leveraged Lease.................    6.0(h)    2.0    32.7%
  LG Direct Loans.................................   45.0      14.7    32.7%
                                                   ------    ------
Total Secured Debt................................ $226.1    $123.2
                                                   ======    ======
Liquidation Proceeds Available for Priority Claims and
 Unsecured
 Creditors and Equity....................................    $  0.0

-------------------------------------------------------------------------------
(a) Assumes 4 year liquidation. Assumes fees of $2.0MM each month the first 6 months, $1.5MM for each of the next 6 months, $1.2MM for the entire second year, $1.2MM for the entire third year, and $.6MM for the fourth and final year.
(b) Per Electro management.
(c) Assumed as 3.0% of net liquidation proceeds.
(d) Brokerage fees assume 6.0% of gross asset recovery excluding Accounts Receivables and Inventory. Includes $23.4MM on account of Mexican Real Estate and Furniture, Fixture and Equipment sold to offset Mexican priority claims.
(e) Real estate taxes plus on-site security and wind down teams at each location during an average twelve month disposition period. Also includes preparation of Melrose Park site for sale.
(f) Assumes distribution of net proceeds of asset sales will occur over the course of 2 to 4 years. Accordingly, a 10.0% discount rate was applied for three years.
(g) Revolver balance based on the 7/31/99 balance.
(h) Secured claim reflecting LGE's guarantee of the Leveraged Lease equals the value of the Leveraged Lease Equipment in a liquidation per Greenwich Industrial and assumes no payment of the remaining portion of LGE's Philip's claim.

                        ZENITH ELECTRONICS CORPORATION

                                   IMPORTANT

  Any Holder of a Citibank Secured Claim, Old Subordinated Debentures or LGE Claims who wishes to vote with respect to the Prepackaged Plan should complete and sign the applicable Ballot or Master Ballot in accordance with the instructions set forth in this Disclosure Statement and return such Ballot or Master Ballot in accordance with the instructions set forth thereon. See "SOLICITATION; VOTING PROCEDURES."

                            The Solicitation Agent:

                           GEORGESON & COMPANY INC.

By Hand Delivery or Overnight Courier:                By Mail:
       Georgeson & Company Inc.               Georgeson & Company Inc.
           Wall Street Plaza                      Wall Street Plaza
          New York, NY 10005                     New York, NY 10005

                            Facsimile Transmission:
                                (212) 440-9009

                             Confirm by Telephone:
                                (800) 223-2064

                               ADDITIONAL COPIES

  Requests for additional copies of this Disclosure Statement should be directed to the Solicitation Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Solicitation.

              PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20: Indemnification of Directors and Officers.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  Article VI of the Certificate of Incorporation, as amended and restated, of the Company provides that no director of the corporation shall be liable to the corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the corporation or its stockholders to the fullest extent permitted by the Delaware General Corporation Law. However, unless and except permitted by applicable law, such provisions of Article VI shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date Article VI became effective.

  Article VII of the Certificate of Incorporation, as amended and restated, further provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided below with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification is a contract right and includes the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (advancement of expenses); provided, however, that, if and to the extent that the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. The corporation may, by action of its Board, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

  Article VII of the Certificate of Incorporation, as amended and restated, further provides that if a Claim is not paid in full by the corporation within thirty days after a written Claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the Claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such Claim. It shall be a defense to any such action (other than an action brought to enforce a Claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of Delaware for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of Delaware, nor an actual determination by the corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

  Article VII of the Certificate of Incorporation, as amended and restated, further provides that the corporation may maintain insurance, at its own expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expenses, liability or loss under the Delaware General Corporation Law.

  All of the directors and officers of the Company are covered by insurance policies maintained and held in effect by such corporation against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

Item 21. Exhibits

     Exhibit
     No.       Description
     -------   -----------
      (2a)     Form of Prepackaged Plan of Reorganization of Zenith Electronics
               Corporation Under Chapter 11 of the Bankruptcy Code
      (3a)     Restated Certificate of Incorporation of the Company, as amended
               (incorporated by reference to Exhibit 3(a) to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1992)
      (3b)     Certificate of Amendment to Restated Certificate of
               Incorporation of the Company dated May 4, 1993 (incorporated by reference to Exhibit 4(l) of the Company's Quarterly Report on
               Form 10-Q for the quarter ended April 3, 1993)

       (3c)    By-Laws of the Company, as amended (incorporated by reference to
               Exhibit (3c) to the Company's Annual Report on Form 10-K for the
               year ended December 31, 1997)
      +(4a)    Amended and Restated Credit Agreement dated as of June 29, 1998, among Zenith Electronics Corporation, Citibank N.A., Citicorp
               North America, Inc. and the other lenders named
       (4c)    Indenture dated as of April 1, 1986 between Zenith Electronics
               Corporation and The First National Bank of Boston as Trustee
               with respect to the 6 1/4% Convertible Subordinated Debentures due 2011 (incorporated by reference to Exhibit 1 of the
               Company's Quarterly Report on Form 10-Q for the quarter ended
               March 30, 1991)
       (4d)    Note Agreement dated as of March 31, 1998, between Zenith
               Electronics Corporation and LG Electronics Inc. (incorporated by reference to Exhibit (4a) to the Company's Quarterly Report on
               Form 10-Q for the period ended March 28, 1998)
       (4e)    Form of Indenture with respect to New Debentures
       (5a)    Opinion of Kirkland & Ellis
       (8a)    Opinion of Kirkland & Ellis as to Tax Matters
     *(10a)    1987 Zenith Stock Incentive Plan (as amended) (incorporated by reference to Exhibit A of the Company's definitive Proxy
               Statement dated March 13, 1992)
     *(10b)    Form of Indemnification Agreement with Officers and Directors
               (incorporated by reference to Exhibit 8 of the Company's Report on Form 10-K for the year ended December 31, 1989)
     *(10c)    Form of Directors 1989 Stock Units Compensation Agreement with
               T. Kimball Brooker (1,000 units) (incorporated by reference to
               Exhibit 9 of the Company's Report on Form 10-K for the year ended December 31, 1989)
     *(10d)    Form of Directors 1990 Stock Units Compensation Agreement with
               T. Kimball Brooker, Andrew McNally IV and Peter S. Willmott
               (1000 units each) (incorporated by reference to Exhibit 6 of the
               Company's Report on Form 10-K for the year ended December 31,
               1990)
     *(10e)    Form of Directors 1991 Stock Units Compensation Agreement with
               T. Kimball Brooker, Andrew McNally IV and Peter S. Willmott
               (1,000 units each) (incorporated by reference to Exhibit 10d of the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1991)
     *(10f)    Form of Amendment, dated as of July 24, 1991, to Directors Stock
               Units Compensation Agreements for 1990 and 1991 (incorporated by reference to Exhibit 10e of the Company's Quarterly Report on
               Form 10-Q for the quarter ended June 29,1991)
     *(10g)    Directors Retirement Plan and form of Agreement (incorporated by reference to Exhibit 10 of the Company's Report on Form 10-K for
               the year ended December 31, 1989)
     *(10h)    Form of Amendment, dated as of July 24, 1991, to Directors
               Retirement Plan and form of Agreement (incorporated by reference to Exhibit 10f of the Company's Quarterly Report on Form 10-Q
               for the quarter ended June 29, 1991)
     *(10i)    Supplemental Executive Retirement Income Plan effective as of
               January 1, 1994 (incorporated by reference to Exhibit 10ab to the Company's Annual Report on Form 10-K for the year ended
               December 31, 1994)
     *(10j)    Restated and Amended Zenith Salaried Retirement Savings Plan
               (incorporated by reference to Exhibit (10j) to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1997)
     *(10k)    Long-Term Equity Compensation Plan (incorporated by reference on
               Form S-8 filed June 6, 1997)
     *(10l)    Form of Employee Stock Option Agreement (incorporated by
               reference to Exhibit 10e of the Company's Quarterly Report on
               Form 10-Q for the quarter ended April 1, 1995)

     *(10m)    Form of Employee Stock Option Agreement, Long-Term Equity
               Compensation Plan (incorporated by reference to Exhibit (10m) to the Company's Annual Report on Form 10-K for the year ended
               December 31, 1997)
      (10n)    Stock Purchase Agreement dated July 17, 1995, between Zenith
               Electronics Corporation and LG Electronics, Inc. (incorporated by reference to Exhibit 2 of the Company's Report on Form 8-K dated July 17, 1995)
     *(10o)    Employment Agreement, dated January 1, 1997, between Roger A.
               Cregg and Zenith Electronics Corporation (incorporated by
               reference to Exhibit 10p to the Company's Annual Report on Form
               10-K for the year ended December 31, 1996)
     *(10p)    Employment Agreement, dated January 1, 1997, between Richard F.
               Vitkus and Zenith Electronics Corporation (incorporated by reference to Exhibit 10q to the Company's Annual Report on Form
               10-K for the year ended December 31, 1996)
     *(10q)    Employment Agreement, dated January 1, 1997, between Peter S.
               Willmott and Zenith Electronics Corporation (incorporated by reference to Exhibit 10r to the Company's Annual Report on Form
               10-K for the year ended December 31, 1996)
     *(10r)    Employment Agreement, dated January 1, 1997, between Dennis R.
               Winkleman and Zenith Electronics Corporation (incorporated by reference to Exhibit 10s to the Company's Annual Report on Form
               10-K for the year ended December 31,1996)
      (10s)    Agreement between Jay Alix & Associates and Zenith Electronics
               Corporation, as amended (incorporated by reference to Exhibit
               (10s) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997)
      (10t)    Receivables Purchase Agreement dated as of March 31, 1997, among
               Zenith Electronics Corporation and Zenith Finance Corporation
               (incorporated by reference to Exhibit 10a to the Company's
               Quarterly Report on Form 10-Q for the quarter ended March 29,
               1997)
      (10u)    Letter amendment, dated October 15, 1997, to Receivables
               Purchase Agreement dated as of March 31, 1997, among Zenith
               Electronics Corporation and Zenith Finance Corporation and to
               Zenith Trade Receivable Master Trust Pooling and Servicing
               Agreement dated as of March 31, 1997, among Zenith Finance
               Corporation, Zenith Electronics Corporation and Bankers Trust
               Company (incorporated by reference to Exhibit (10u) to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 1997)
      (10v)    Receivables Purchase Agreement dated as of March 31, 1997, among
               Zenith Microcircuits Corporation and Zenith Finance Corporation
               (incorporated by reference to Exhibit 10b to the Company's
               Quarterly Report on Form 10-Q for the quarter ended March 29,
               1997)
      (10w)    Zenith Trade Receivable Master Trust Pooling and Servicing
               Agreement dated as of March 31, 1997, among Zenith Finance
               Corporation, Zenith Electronics Corporation and Bankers Trust
               Company (incorporated by reference to Exhibit 10c to the
               Company's Quarterly Report on Form 10-Q for the quarter ended
               March 29, 1997)
      (10x)    Lease Agreement dated as of March 26, 1997, by and among Fleet
               National Bank and Zenith Electronics Corporation (incorporated by reference to Exhibit 10d to the Company's Quarterly Report on
               Form 10-Q for the quarter ended March 29, 1997)
      (10y)    Lease Agreement dated as of March 26, 1997, by and among Fleet
               National Bank and Zenith Electronics Corporation of Texas
               (incorporated by reference to Exhibit 10e to the Company's
               Quarterly Report on Form 10-Q for the quarter ended March 29,
               1997)
       (10z)   Participation Agreement dated as of March 26, 1997, by and among
               Zenith Electronics Corporation, General Foods Credit
               Corporation, Fleet National Bank and other lenders named, and
               First Security Bank, National Association (incorporated by reference to Exhibit 10f to the Company's Quarterly Report on
               Form 10-Q for the quarter ended March 29, 1997)

       (10aa)  Participation Agreement dated as of March 26, 1997, by and among
               Zenith Electronics Corporation of Texas, General Foods Credit
               Corporation, Fleet National Bank and other lenders named, and
               First Security Bank, National Association (incorporated by reference to Exhibit 10g to the Company's Quarterly Report on
               Form 10-Q for the quarter ended March 29, 1997)
       (10ab)  Financial Support Agreement as of March 31, 1997, between LG
               Electronics Inc. and Zenith Electronics Corporation
               (incorporated by reference to Exhibit 10h to the Company's
               Quarterly Report on Form 10-Q for the quarter ended March 29,
               1997)
       (10ac)  Subordination Agreement, dated as of November 3, 1997, among
               Zenith Electronics Corporation, Citicorp North America, Inc. and
               LG Electronics Inc., (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 1997)
      *(10ad)  Performance Optimization Plan Agreement, dated April 7, 1997, between Richard F. Vitkus and Zenith Electronics Corporation
               (incorporated by reference to Exhibit (10ad) to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1997)
      *(10ae)  Employment Agreement, dated January 12, 1998, between Jeffrey P.
               Gannon and Zenith Electronics Corporation (incorporated by reference to Exhibit (10) to the Company's Quarterly Report on
               Form 10-Q for the period ended March 27, 1998)
      *(10af)  Stock Option Agreement, Dated January 12, 1998, between Jeffrey
               P. Gannon and Zenith Electronics Corporation (incorporated by reference to Exhibit (10a) to the Company's Quarterly Report on
               Form 10-Q for the period ended March 27, 1998)
      *(10ag)  Restricted Stock Award Agreement, Dated January 12, 1998,
               between Jeffrey P. Gannon and Zenith Electronics Corporation
               (incorporated by reference to Exhibit (10b) to the Company's
               Quarterly Report on Form 10-Q for the period ended March 27,
               1998)
       (10ah)  Amended and Restated Restructuring Agreement, dated as of June
               14, 1999, between Zenith Electronics Corporation and LG
               Electronics, Inc.
     +*(10ai)  Amended and Restated Employment Agreement, dated October 2,
               1998, between Zenith Electronics Corporation and Richard F.
               Vitkus
     +*(10aj)  Amendment dated August 7, 1998 to Employment Agreement between
               Zenith Electronics Corporation and Jeffrey P. Gannon
      +(10ak)  Reimbursement Agreement dated November 3, 1997, between LG
               Electronics Inc. and Zenith Electronics Corporation
      +(10al)  First Amendment to Reimbursement Agreement, dated January 27,
               1998, between LG Electronics Inc. and Zenith Electronics
               Corporation
      +(10am)  Amendment No. 1 and Waiver to the Restructuring Agreement, dated
               November 16, 1998, between Zenith Electronics Corporation and LG
               Electronics, Inc.
      +(10an)  Guaranty Payment Agreement (Mexico), dated July 17, 1998 by and between LG Electronics, Inc., First Security Bank, National
               Association, not in its individual capacity but solely as
               indenture trustee, the listed lenders, General Foods Credit
               Corporation, and Fleet National Bank
      +(10ao)  Guaranty Payment Agreement (Melrose Park), dated as of July 17,
               1998 by and between LG Electronics Inc., First Security Bank,
               National Association, not in its individual capacity but solely as indenture trustee, the listed lenders, General Foods Credit
               Corporation, and Fleet National Bank
      +(10ap)  Forbearance, Lock-Up and Voting Agreement, dated as of March 31,
               1999, by and among Zenith Electronics Corporation, LG
               Electronics Inc., Loomis, Sayles & Company, L.P., Mariner
               Investment Group, and Caspian Capital Partners, L.L.P.

      +(10aq)  Commitment Letter, dated as of March 31, 1999, by and between
               Zenith Electronics Corporation and Citicorp North America, Inc.
      +(10ar)  Asset Sale and Purchase Agreement--Melrose Park, dated March 26,
               1999, by and between The Zenith Electronics Equipment Owner
               Trust 1997--I and Zenith Electronics Corporation
      +(12)    Computation of Ratios
       (18)    Letter re change in accounting principle (incorporated by
               reference to Exhibit 18 to the Company's Quarterly Report on
               Form 10-Q for the quarter ended June 28, 1997)
      +(21)    Subsidiaries of the Company
       (23a)   Consent of Independent Public Accountants
       (23b)   Consents of Kirkland & Ellis (included in Exhibits 5a and 8a)
      +(24a)   Power of Attorney appointing Nam Woo as attorney-in-fact for certain directors.
      +(24b)   Power of Attorney appointing Richard Vitkus and Wayne Koprowski as attorneys-in-fact for certain directors.
      +(27a)   Financial Data Schedule for the twelve months ended December 31,
               1998
      +(27b)   Financial Data Schedule for the twelve months ended December 31,
               1997
      +(27c)   Financial Data Schedule for the Three Months Ended April 3, 1999
      +(99a)   Valuation Report, dated May 21, 1998, prepared by Peter J.
               Solomon Company, Ltd.
       (99b)   Valuation Report, dated July 22, 1998, prepared by Peter J.
               Solomon Company, Ltd. (Confidential Treatment Requested)
      +(99c)   Complete Appraisal of Real Property, Partes Television de
               Reynosa, S.A. de C.V., dated May 28, 1998, prepared by Cushman &
               Wakefield of Arizona, Inc.
      +(99d)   Property Summary and Value Estimates, Mexico Owned Facilities,
               dated February, 1998, prepared by Bermudez-Binswanger
      +(99e)   Appraisal, Zenith Electronics Corporation, Reynosa Mexico, dated
               April 1, 1998, prepared by Greenwich Industrial Services, LLC.
       (99f)   Valuation Report, dated November 16, 1998, prepared by Peter J.
               Solomon Company, Ltd. (Confidential Treatment Requested)
      +(99g)   Consent of Cushman & Wakefield regarding Reynosa appraisal
      +(99h)   Consent of Cushman & Wakefield regarding Chihuahua, Glenview,
               Melrose Park and Franklin Park appraisals
      +(99i)   International VSB Market Forecast prepared by Gartner
               Consulting, including addendums thereto.
       (99j)   Form of letter to Securityholders
      +(99k)   Summary of Domestic VSB Market Forecast Information provided by
               Forrester Research, Inc.
      +(99l)   Complete Appraisal of Real Property, Zenco de Chihuahua, S.A. de
               C.V., dated January 13, 1999, prepared by Cushman & Wakefield of
               Arizona, Inc.
      +(99m)   Complete Appraisal of Real Property, Zenco de Chihuahua, S.A. de
               C.V., dated May 29, 1998, prepared by Cushman & Wakefield of
               Arizona, Inc.
      +(99n)   Complete Appraisal of Real Property, Zenith Electronics
               Corporation, Rauland Picture Tube Division, Plant #25, dated May
               21, 1998, prepared by Cushman & Wakefield of Illinois, Inc.
      +(99o)   Complete Appraisal of Real Property, Cableproductos de
               Chihuahua, S.A. de C.V., dated May 29, 1998, prepared by Cushman
               & Wakefield of Arizona, Inc.

      +(99p)   Complete Appraisal of Real Property, Zenith Corporate
               Headquarters Facility, dated October 1, 1998, prepared by
               Cushman & Wakefield of Illinois, Inc.
      +(99q)   Complete Appraisal of Real Property, Zenith Electronics
               Corporation, Rauland Picture Tube Division, Plant #45, dated May
               21, 1998, prepared by Cushman & Wakefield of Illinois, Inc.
      +(99r)   Valuation Report, dated April 13, 1999, prepared by Peter J.
               Solomon Company, Ltd.
      +(99s)   Complete Appraisal of Real Property, Electro Partes de
               Matamoros, S.A. de C.V., dated January 25, 1999, prepared by
               Cushman & Wakefield of Arizona, Inc.
      +(99t)   Consent of Insignia/ESG
      +(99u)   Consent of Bermudez Binswanger regarding Property Summary and
               Value Estimates
      +(99v)   Consent of Greenwich Industrial Services, LLC regarding
               appraisal
      +(99w)   Consent of Forrester Research, Inc.
      +(99x)   Consent of Gartner Group, Inc.
       (99y)   Form of Ballot for Class 2
       (99z)   Form of Ballot for Class 5
       (99aa)  Form of Ballot for Class 6
       (99ab)  Form of Master Ballot
      +(99ac)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Melrose Park--Plant #25, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
      +(99ad)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Matamoros Mexico, dated April 1, 1998, prepared by
               Greenwich Industrial Services, LLC.
      +(99ae)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Chihuahua, Mexico, dated April 1, 1998, prepared by
               Greenwich Industrial Services, LLC.
      +(99af)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Microcircuits Plant #6, dated April 1, 1998,
               prepared by Greenwich Industrial Services, LLC.
      +(99ag)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Franklin Park, Plant #5, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
      +(99ah)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Ciudad Juarez, Mexico, dated April 1, 1998,
               prepared by Greenwich Industrial Services, LLC.
      +(99ai)  Machinery and Equipment Appraisal, Zenith Electronics
               Corporation, Glenview, IL Plant #31, dated April 1, 1998,
               prepared by Greenwich Industrial Services, LLC.
       (99aj)  Zenith Capital Structure Analysis prepared for LG Electronics by
               Lazard Freres & Co. LLC
       (99ak)  U.S. Owned Facilities, Property Summary and Value Estimates,
               dated February 1998, prepared by Insignia/ESG
       (99al)  Zenith Mexican Portfolio Disposition Investigation and Proposal,
               prepared by Insignia/ESG
       (99am)  Zenith Headquarters Facility Plant #31 Evaluation, dated
               February 1998, prepared by Insignia/ESG
       (99an)  Zenith, 6601 South 33rd Street, McAllen, Texas, Plant #15
               evaluation, prepared by Insignia/ESG
       (99ao)  Zenith, 2155 Rose Street, Franklin Park, Illinois Evaluation,
               prepared by Insignia/ESG

--------
* Represents a management contract, compensation plan or arrangement. +Previously filed.

Item 22. Undertakings.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered, therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a Claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first Class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company duly caused this Amendment No. 5 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Glenview, State of Illinois, on the 18th day of June, 1999.

                                          Zenith Electronics Corporation

                                                 /s/ Jeffrey P. Gannon
                                          By: _________________________________
                                                     Jeffrey P. Gannon
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities indicated on the 18th day of June, 1999.

                 Signature                                     Title
                 ---------                                     -----


         /s/ Jeffrey P. Gannon              President and Chief Executive Officer
___________________________________________   (Principal Executive Officer)
             Jeffrey P. Gannon

         /s/ Edward J. McNulty              Chief Financial Officer
___________________________________________   (Principal Financial Officer)
             Edward J. McNulty

        /s/ Lawrence D. Panozzo             Director of Corporate Accounting and
___________________________________________   Planning
            Lawrence D. Panozzo               (Principal Accounting Officer)

                     *                      Chairman of the Board
___________________________________________
                Hun Jo Lee

                    **                      Director
___________________________________________
            T. Kimball Brooker

                     *                      Director
___________________________________________
                Ki-Song Cho

                    **                      Director
___________________________________________
            Eugene B. Connolly

                                            Director
___________________________________________
             Robert A. Helman

                     *                      Director
___________________________________________
            Cha Hong (John) Koo

                     *                      Director
___________________________________________
             Seung Pyeong Koo

                 Signature                                     Title
                 ---------                                     -----


                    **                      Director
___________________________________________
             Andrew McNally IV

                     *                      Director
___________________________________________
                 Yong Nam

                    **                      Director
___________________________________________
             Peter S. Willmott

              /s/ Nam Woo                   Director
___________________________________________
                  Nam Woo


           /s/ Nam Woo
*By__________________________________
          Attorney-in-fact
       /s/ Richard F. Vitkus
**By_________________________________
           Attorney-in-fact